Annual Report

Building a Strong Foundation



JPMorganChase & Co.

Financial Highlights

As of or for the year ended December 31, (in millions, except per share, ratio and headcount data)	2007	2006
Reported basis [(a)]		
Total net revenue	**$ 71,372**	$ 61,999
Provision for credit losses	**6,864**	3,270
Total noninterest expense	**41,703**	38,843
Income from continuing operations	**15,365**	13,649
Net income	**$ 15,365**	$ 14,444
Per common share:		
Basic earnings per share		
Income from continuing operations	**$ 4.51**	$ 3.93
Net income	**4.51**	4.16
Diluted earnings per share		
Income from continuing operations	**$ 4.38**	$ 3.82
Net income	**4.38**	4.04
Cash dividends declared per share	**1.48**	1.36
Book value per share	**36.59**	33.45
Return on common equity		
Income from continuing operations	**13%**	12%
Net income	**13**	13
Return on common equity (net of goodwill)		
Income from continuing operations	**21%**	20%
Net income	**21**	22
Tier 1 capital ratio	**8.4**	8.7
Total capital ratio	**12.6**	12.3
Total assets	**$ 1,562,147**	$ 1,351,520
Loans	**519,374**	483,127
Deposits	**740,728**	638,788
Total stockholders' equity	**123,221**	115,790
Headcount	**180,667**	174,360

(a) Results are presented in accordance with accounting principles generally accepted in the United States of America.

JPMorgan Chase & Co. (NYSE: JPM) is a leading global financial services firm with assets of $1.6 trillion and operations in more than 60 countries. The firm is a leader in investment banking, financial services for consumers, small business and commercial banking, financial transaction processing, asset management and private equity. A component of the Dow Jones Industrial Average, JPMorgan Chase serves millions of consumers in the United States and many of the world's most prominent corporate, institutional and government clients under its JPMorgan and Chase brands.

Information about JPMorgan capabilities can be found at www.jpmorgan.com and about Chase capabilities at www.chase.com. Information about the firm is available at www.jpmorganchase.com.

JPMorganChase

James Dimon
Chairman and Chief Executive Officer

March 26, 2008

This has been an enormously challenging period for every sector, company and individual affected by the volatility of the financial markets. The prospect of a financial disaster called to action those of us in a position of strength. We responded quickly and decisively.

On the morning of March 14, 2008, JPMorgan Chase joined the U.S. Federal Reserve Bank to provide an emergency funding program for The Bear Stearns Companies Inc. Days later, we announced our plans to acquire the company.

I am very proud of the efforts of the entire team that mobilized to get this done. Our ability to move quickly and react to both a need as well as an opportunity was made possible by our unwavering commitment on controlling what we can – running our businesses efficiently and maintaining a fortress balance sheet. We are fortunate that our company had the financial strength, the management and the tested ability to step in to agree to make such an acquisition under such extraordinary circumstances.

That said, acquisitions are never easy, and a transaction like this one brings many risks, which we feel well-equipped to handle as managing risk is a critical part of what we do. Through our own experiences as an acquirer and as an acquiree, we know what it's like, and we know that an effective integration process is based on honesty, clarity, compassion and fairness. We are committed, as ever, to conducting such a process.

We would not have agreed to acquire Bear Stearns if we did not believe it would bring long-term value to our firm. Bear Stearns has great people and businesses that can appreciably enhance our capabilities. We look forward to welcoming Bear Stearns' clients, counterparties and employees to our firm. Together, we can build an even better company.

Sincerely,

Financial Trends

Income by Line of Business
(in millions)



Corporate $1,775
12%
Investment Bank $3,139
20%
Asset Management $1,966
13%
Retail Financial Services $3,035
20%
Treasury & Securities Services $1,397
9%
7%
Commercial Banking $1,134
19%
Card Services $2,919

Net Revenue
(in billions)



$70
65
60
55
50
45
40
11%
$52.2
$54.2
$62.0
$71.4
2004(a)
2005
2006
2007

Income
from continuing operations (in billions)



$20
15
10
5
35%
$6.3
$8.3
$13.6
$15.4
2004(a)
2005
2006
2007

Earnings per Share
from continuing operations (fully diluted)



$5
4
3
2
1
36%
$1.75
$2.32
$3.82
$4.38
2004(a)
2005
2006
2007

Return on Equity (net of goodwill)
from continuing operations



20%
15
10
10%
13%
20%
21%
2004(a)
2005
2006
2007

All information shown on a reported basis on continuing operations

Growth rates shown as compound annual growth rates (CAGRs)

(a) Presented on an unaudited pro forma combined basis that represents how the financial information of JPMorgan Chase & Co. and Bank One Corporation may have appeared on a combined basis had the two companies been merged for the full year

Dear Fellow Shareholders,

As I write this letter, the turbulence that began in the second half of 2007 continues to wreak havoc on the financial markets today. Given the magnitude and unprecedented nature of events as they continue to unfold, it is a year that will be written about for a long time. We do not know when this cycle will end or the extent of the damage it will cause. But we do know that no financial company operating under these conditions will emerge from them unchanged. And, while we are long-term optimists about the future of the U.S. economy and our company, we remain focused on the current crisis. In this context, I will review how we performed in 2007 and how we are preparing to weather the ongoing storm.

I would like to start by saying how gratifying it is that JPMorgan Chase was able to report record revenue and earnings for 2007 despite the intense credit and capital markets issues we faced during the second half of the year. These issues continue to confront us today, particularly in both our Investment Bank and home lending businesses. That said, we must be prepared for a severe economic downturn that could affect all of our businesses. We intend to navigate through the turbulence, protect our company and capitalize on any opportunities that present themselves. It is during these tough times that we can distinguish ourselves with our clients. As a firm, we have a history of showing leadership during times of financial crisis, and we will continue to build on that legacy.

As you read this letter, I hope you will agree that our expectations are rational, our approach is consistent and measured, and our operating philosophy is sound. I also hope you will feel as I do – that while our company still faces many risks in these challenging times, we will continue to grow our franchise, outperform many of our competitors and win where it matters most: with customers in the marketplace.



Jamie Dimon
Chairman and Chief Executive Officer

I. REVIEW OF 2007

Over the past few years, we have not only worked hard to instill management discipline, but we have also spent considerable time and resources developing a strong foundation for long-term growth. So when we measure our performance, we not only review financial results – by line of business and for the company overall – but we also look at multiple indicators of health. These measures help us gauge the progress we have made by expanding and extending our capabilities, geographic reach, client coverage, product offerings and technology and by attracting, training and retaining talented people. Meaningful progress in any of the areas mentioned above takes a considerable investment of time and money. We generate both by operating efficiently and maintaining a fortress balance sheet. So, there are three intrinsically linked imperatives that are fundamental to our success: **strong financial results**, **quality growth** and **capital strength**. I will focus on each in the following review of our 2007 results.

A. Financial Results by Line of Business

We delivered record 2007 full-year earnings of $15.4 billion on record revenue of $71.4 billion. This represented total revenue growth of 15%, most of which was organic. Earnings per share – also a record at $4.38 – were up 15% from 2006. Our return on tangible common equity was 23%. Record or near-record earnings in many of our businesses and the diversified nature of our company helped offset areas of cyclical weakness. Our results – by line of business – are reviewed below.

The Investment Bank reported net income of $3.1 billion with an ROE of 15%

The Investment Bank delivered a record first half of the year, with a return on equity (ROE) averaging about 26%. Difficult market conditions reduced our ROE to about 4% for the second half of 2007. Given the natural volatility of this business, these results are not surprising. That said, our goal remains to earn 20% ROE through a business cycle. Ideally, this means we'll produce ROE of 30% or higher in good years, 10% in tougher years and no worse than 0% in a particularly bad quarter. Our subjective assessment of how we performed in 2007 is that the 26% ROE in the beginning of the year was a solid result. However, our 4% ROE in the second half of the year could have been better, e.g., perhaps a 7%-10% ROE.

Even though we had hoped to do better, relative to the performance of most of our competitors, many of whom sustained large losses, our Investment Bank's results were rather good. Most of the adverse results in the second half were confined to the sales and trading areas of the Investment Bank. Within sales and trading, the majority of the issues were in mortgage-related trading and leveraged finance (which we will cover in a later section). Equities, rates and currencies had excellent full-year results.

We are particularly pleased to have ended the year ranked No. 1 in investment banking fees and with an increased market share in global equities and global debt. This performance is a testament to our capital raising capabilities and the quality of the coverage, support and advice we provide to corporations, institutions and investors around the world. JPMorgan is now a top-ranked player in virtually every major investment banking product. We are proud of this progress and are pleased to see it noted in several independent client surveys and reports (e.g., *Institutional Investor,* which rated JPMorgan the No. 1 Investment Bank, Greenwich Research and *Risk* magazine). We believe by working hard to earn our clients' trust, we will sustain our leadership position and build the best investment bank in the world.

Retail Financial Services (RFS) reported net income of $3 billion with an ROE of 19%

RFS, our retail bank, offers consumers and small businesses checking and savings accounts, credit cards, mortgages, home equity and business loans, and investments across our 17-state footprint from New York to Arizona. We also provide home lending products nationally through our 5,200 loan officers and our network of brokers and correspondents. Additionally, we work with more than 14,500 car dealerships to provide their customers with auto loans and with more than 5,200 colleges and universities to loan students the funds they need to complete their education. RFS had a good year and showed strong organic growth.

For example, in 2007:

- Total checking accounts grew 8% to almost 11 million accounts.
- Business banking loans grew 9% to more than $15 billion.
- Credit card and investment sales in the branches both increased 23%, while mortgage loans in the branches increased by 31%.
- Mortgage loan originations grew 34% overall (even with much tighter underwriting standards).
- Use of electronic payments rose, with more than a 20% increase in our online customer base. Nearly 6 million customers now use our electronic services to bank with us – anytime, anywhere.

Despite this progress, however, overall RFS earnings were down 6% year-over-year. This was largely a function of increased credit costs in our home equity business and in subprime home loans (which we will describe in detail later). However, unlike other lenders that are pulling back or closing down, we have not abandoned this business. To the contrary, while we have materially tightened our underwriting standards, we have also nearly doubled our home lending market share to 11% in the fourth quarter (up from 6% a year ago). We have done this because we believe it is a strong, sustainable business that continues to meet an important financial priority for many people throughout this country.

Card Services reported net income of $2.9 billion with an ROE of 21%

We are the second-largest credit card issuer in the United States, with approximately 155 million credit cards in circulation. In 2007, while growth in outstanding balances was relatively low at 4%, merchandise spending on our cards increased nicely, by 9%, particularly in our co-branded partner and small business card portfolios. We added more than 16 million new accounts and raised the level of charge volume by $15 billion. In addition, to drive growth and better serve cardmembers, the new CEO of Card Services reorganized the business into five units: the mass affluent segment, individuals of high net worth, small businesses, and co-brand and retail/private label partners. This customer-focused approach will enable us to specifically tailor products and services to meet the financial needs of these important customer groups.

While we're pleased with our 2007 performance in Card Services, we are preparing for the impact of a weakening economy on loan losses. We expect losses to increase by about 4.5%-5% of outstanding balances from about 3.7% in 2007. (In a prolonged recession, the losses could be considerably worse.)

Commercial Banking reported net income of $1.1 billion with an ROE of 17%

Commercial Banking serves more than 30,000 customers across America, including corporations, municipalities, financial institutions and not-for-profit entities. Commercial Banking produced record revenue, up 8%, and record profits, up 12%, from a year ago. Loans grew 14%, liability balances grew 19% and we added more than 2,200 new banking relationships.

Over the past few years – in addition to providing cash management products to its customers – Commercial Banking has been able to better meet our customers' needs by increasingly making investment banking products and

Earnings by Line of Business (in millions)

	2004[b]	2005	2006	2007
Investment Bank	$ 3,654	$ 3,673	$ 3,674	$ 3,139
Retail Financial Services	3,279	3,427	3,213	3,035
Card Services	1,681	1,907	3,206	2,919
Commercial Banking	992	951	1,010	1,134
Treasury & Securities Services	231	863	1,090	1,397
Asset Management	879	1,216	1,409	1,966
Corporate[a]	(4,378)	(3,783)	47	1,775
JPMorgan Chase[a]	$ 6,338	$ 8,254	$ 13,649	$ 15,365

(a) On a continuing operations basis

(b) 2004 data are pro forma combined, reflecting the merger of JPMorgan Chase and Bank One

services available to them. This includes M&A advisory and equity and debt underwriting, which are made possible by a strong collaboration between Commercial Banking and the Investment Bank. This capability is a competitive advantage for us. In 2005 – the year after the merger with Bank One – we generated about $550 million in Investment Bank-related revenue through this cross-sell opportunity. By the end of 2007, Commercial Banking had achieved record Investment Bank-related revenue of about $890 million. We also launched Chase Capital to provide equity and mezzanine debt financing to our customers to eliminate the need for them to seek such capital elsewhere. It is important to note that of the total revenue Commercial Banking generated in 2007, only 35% now relates to the lending product.

While we recognize the value of cross selling, we are also keenly aware of the risks associated with trying to drive growth in certain product areas. As such, we have resisted growth in areas where we felt inadequately compensated for that risk. For example, our real estate lending has actually shrunk over the past few years and currently represents only 12% of our total loans. Commercial Banking also increased loan loss reserves by $225 million, bringing total reserves to a very strong 2.8% of average loans at year-end.

Treasury & Securities Services (TSS) reported net income of $1.4 billion with an ROE of 47%

TSS is a business that holds, values, clears and services securities and provides cash management, corporate card and liquidity products and trade finance services to the world's leading companies and institutional investors. TSS delivered exceptional financial results, with record revenue, up 14%, and record profits, up 28%. This business has generated higher volume across all of its products, grown consistently over time, produced good margins, and maintained great global scale and long-standing client relationships. It is a business that would be extremely hard to duplicate. Notably, TSS assets under custody increased by 15% to $15.9 trillion, and average liability balances were up 21% to about $230 billion. The group grew its revenue from countries outside the U.S. by more than 26% over the past year. The ability to make significant progress on this important priority reflects the strong foundation we are building abroad. Highlights include receiving regulatory approval to connect to China's electronic clearing system, establishing a staff presence in 41 countries and branches in 25 countries worldwide, and extending our international capabilities for clients around the globe.

Asset Management reported net income of $2 billion with an ROE of 51%

Asset Management provides our institutional, high-net-worth and individual investor clients with global investment management in equities, fixed income, real estate, hedge funds, private equity and liquidity. The headline numbers for Asset Management were terrific. The business delivered strong growth in 2007, with profits up 40% and revenue up 27% – both record levels. Assets under management were up 18% (or $180 billion), driven mainly by $115 billion of new flows, and were further fueled by market growth during the year. We increased alternative assets (hedge funds, private equity, etc.) by more than 20%, to end the year with $121 billion in alternative assets under management.

As the world's largest manager of hedge funds, we grew our total hedge funds by 30% last year, including increasing assets under management in our Highbridge funds by 68% in 2007. Since late 2004, when JPMorgan acquired a majority interest in Highbridge, its assets under management have grown from $7 billion to about $28 billion in early 2008. In addition, the Private Bank and Private Client Services set a record by increasing assets under supervision for clients by $80 billion in 2007. A note of caution, however: The earnings momentum of this business has slowed in 2008 and will continue to lag rates of growth produced in prior years. Investment performance, particularly in certain fixed income and statistical arbitrage funds, was affected by the extreme conditions of the latter half of the year. Last summer, when the five-year bull market ended, we began to see a shift in our clients' portfolios from higher-yielding assets (equities and alternative assets) to lower-yielding assets (fixed income and cash). We believe it is reasonable to assume that current market conditions will impede Asset Management's ability to deliver another year of record earnings in 2008.

In Private Equity, we had an outstanding year with pre-tax gains of more than $4 billion

One Equity Partners (OEP) delivered stellar results in 2007. I hope you all join me in giving them our gratitude for this banner-year performance, in which OEP contributed two-thirds of total private equity gains. OEP has now generated a life-to-date realized internal rate of return of more than 50% on its investments. We are thrilled with this achievement and happy to report the high returns of last year, but we also appreciate that this level of performance is exceptional. As such, we do not expect it to be repeated this year.

B. Leading Indicators of Real Growth

We are committed to achieving high quality of earnings. This means consistently investing in our businesses. This does not mean increasing short-term earnings by reducing investments for the future. So even while our margins went up, we continued to invest in geographic expansion, client coverage, product extensions, technology enhancements, employee development and corporate responsibility. These are areas we believe will drive good, strong growth in our businesses for decades to come. They are discussed in more detail below.

We expanded our footprint both internationally and domestically

Internationally, our growth strategy connects the wholesale businesses of the Investment Bank, Asset Management, Commercial Banking and TSS to deliver the right products and services in the right way to our customers. Because we look at the world from the point of view of the customer, we rely upon a local presence and regional operating models to develop, bundle and provide an appropriate level of financial support to our clients. So while one line of business can bring us into a market, our growth over time is intended to cut across all of these businesses.

In Japan, Korea, India and China, we are using this strategy to develop and tailor our wholesale platform of products and services across the region. From four branch locations in China – Beijing, Shanghai, Tianjin and Shenzhen – our 260 employees provide Investment Bank, TSS and Asset Management services. Commercial Banking opened new offices in Mumbai and Singapore in 2007. Our total headcount in Asia increased by 26% to more than 19,000 employees, and our overall revenue in the region increased by 47%. Three years ago, in mainland China, Asset Management had no clients and no assets under management. Today, our joint venture is a top-10 asset manager in China, with more than 5 million customers and $13 billion in assets under management. Our first Qualified Domestic Institutional Investor product (which allowed residents in mainland China to invest overseas), launched last year, was oversubscribed by almost four times. On the first day of the initial public offering (IPO), it raised a record $15.4 billion from 1.9 million customers. We were granted licenses and launched businesses in Korea and India and ended the year there with onshore assets under management of $700 million and $600 million, respectively.

On the domestic front, Commercial Banking opened new offices in North America, extending our presence to Atlanta, Nashville, Philadelphia, Seattle and Vancouver. We also opened 127 retail bank branches and added 680 ATMs and 2,568 in-branch salespeople to help our customers.

We increased client coverage

Over the years, the Investment Bank has invested hundreds of millions of dollars in Asia and in other emerging markets to increase our client coverage, particularly in countries like China, India and Russia. We will now be supporting more than 500 companies in those three countries, which will mean more research coverage, sales and trading capability, and, we anticipate, more revenue. Outside the emerging markets, we added experienced traders to our energy business. It is an important sector that continues to be a priority in 2008. We also added more than 200 new client advisors within the Private Bank and Private Client Services, a substantial increase of staff over prior years.

We extended products and expanded services to better meet our customers' needs

TSS completed various bolt-on acquisitions to expand parts of the business, including our healthcare electronic payment services and our U.S. fund services business, which provides fund accounting and reporting to mutual funds of various sizes. As asset managers and pension funds are increasingly investing in private equity and hedge fund assets, TSS continues to build product capabilities to support the processing of these alternative investments for our clients. Over the past year, TSS has increased its alternative assets under administration by more than 80%, and we will be expanding these services internationally to support clients in Hong Kong, Australia, Luxembourg and the United Kingdom.

Card Services continues to increase its annual spending on credit card marketing and reward programs to build out its slate of innovative card products and refine the reward options (particularly on the Chase Freedom credit card). And we continue to improve our electronic systems, payments and services that offer 24/7 access. For example, we introduced Chase Mobile, a new text messaging service that gives U.S. customers easy access through their phones to account balances, payment histories and due dates.

We focused on technology to improve customer service, sales, marketing and innovation

In addition to increasing the number of new bankers, branches and salespeople and as part of our commitment to expand our products, services and international reach, we will continue to invest in technology. We believe this investment will be a key driver of growth over the next decade. Our first step was to operate from one platform. After a tremendous amount of work on our technology, systems and data centers, we can now essentially do that. This was an enormous accomplishment. Highlights this year include:

- Flawlessly completing a highly complex wholesale deposit conversion (the largest in the firm's history); in one weekend, we converted more than 250,000 corporate clients on all continents, representing $10 trillion a day in global deposit transactions, to a single deposit platform supporting both retail and wholesale clients with 19 million accounts and $393 billion in balances.
- Insourcing our credit card processing platform (another "biggest" in banking history) to improve flexibility and lower our cost structure.
- Seamlessly converting, in one weekend in the first quarter of 2007, all 339 Bank of New York branches, adding 1.2 million deposit accounts to our platform.
- Upgrading and consolidating our banking data centers over the last three years, from 109 to 67. Our goal is to continue to reduce our data centers to 39 by 2010.

Having accomplished the above, we can now refocus our technology and operational expertise and abilities to the important and complex process of improving customer service and quality.

We continued to get the most out of our model

We are a global bank with scale, diversification and collaboration across our six lines of business – all of which deliver financial services to individuals and institutions. That's our model. We have described this in detail in prior letters and will not repeat it here. But what really matters is how well we are able to leverage our collective strength to create the most value for our customers and shareholders. We invest in all of our businesses to ensure that each is a leader in its specific industry and is able to grow organically. While these businesses do well individually, we believe they all create great competitive advantage for each other, too. Over the course of 2007, we've clearly seen how each of our businesses benefits from the links across our product set and how every business gains from being a part of a strong, respected JPMorgan Chase. It is not about cross selling for the sake of cross selling. Rather, it is about focusing our resources and expertise on pursuing natural product extensions that make things easier and more cost-effective **for our customers**.

Below are a few of the tangible examples of how this approach has benefited our company and, more importantly, our clients:

- Asset Management's partnership with our other businesses reached record levels in 2007. Referrals from the Investment Bank and Commercial Banking resulted in new clients with $19 billion in assets, representing $48 million in annualized new revenue, an increase of 20% in new revenue and 46% in new assets from referrals in 2006.
- TSS continues to capitalize on the Investment Bank's IPO underwriting relationships to secure depositary receipt mandates worldwide. TSS also leverages the Investment Bank's advisory relationships to generate cash management and escrow business. On the other side of the ledger, TSS clients with sweep accounts have that money invested in money market funds with JPMorgan Asset Management (accounting for more than 20% of Asset Management's global money market fund assets).
- Our broad consumer businesses are collaboratively building our brand and investing in joint sales and marketing efforts. We launched a single new brand campaign across Retail Financial Services and Card Services under the "Chase What Matters" message. This unified message aligns our values with those of our customers – by focusing on what matters to them (e.g., access, protection, advocacy, rewards and value). Our goal is to make Chase the best brand in consumer financial services.

We advanced our ongoing efforts to recruit, train and retain top talent and enrich the diversity of our company

Our business, people and reputation are critically important assets. We are absolutely committed to attracting and retaining outstanding individuals. Today, throughout our company and at every level, you will find exceptionally talented people. This requires an ongoing commitment – not a stop-and-start approach. A strong pipeline of talent produces great managers. Over the past three years, we have been improving our recruiting efforts on campuses around the world. Our efforts are paying off. We have significantly increased the number of students who accept our full-time employment offers in the Investment Bank and have been recognized by *BusinessWeek* for the quality of our internship and training programs. Increasingly, outstanding students with considerable options agree that JPMorgan is "the place you want to be."

We have also continued to build on solid gains in 2007 to enhance the diversity of our employee base. To step up our employment efforts, we have asked one of our top executives to work directly with me and the human resources team to focus 100% of his time on recruiting and retaining outstanding minorities. And as a result, last year, our company was fortunate to hire more exceptional minority executives in senior positions than ever before. We have also increased supplier diversity spending by 32%. Last year, we did more than $700 million of business with diversely owned companies.

We intensified our corporate responsibility efforts

We believe an integral part of our growth strategy is to focus our resources where they will do the most good by supporting the organizations that can make a meaningful difference to the people who live in communities in which we operate. Our Foundation now provides more than $110 million in grants annually, more than doubling the amount from $45 million in 2000. Investments range from building affordable housing in Dallas and New Orleans to training New York City public school principals.

We are also committed to the environment. In developing our environmental footprint, we adhere to the most stringent guidelines. We also do our part to contribute innovative solutions to environmental issues. 2007 highlights include: creating several conservation programs in-house, piloting green branches, building a "LEED" platinum certificate building in London, and renovating our world headquarters in New York to meet the highest environmental standards.

We have also worked closely with the U.S. government and with a number of other institutions to create programs to help keep borrowers in their homes. Through our charitable support and in helping to develop strong public policies, we are determined to materially enhance our efforts in this area – whether it's through working with governments, not-for-profits or other community organizations. We have much more to say about the work we are doing in this area, which we will express in a detailed report on corporate responsibility over the coming months.

C. Operating Efficiency and Capital Strength

Our 2007 progress with regard to these two priorities is reviewed below.

We continued to boost efforts to increase operating efficiency and reinvest in the business

Many of the investments described in the previous section were funded by cost savings. By eliminating waste, we were not only able to run a more efficient and effective company, but we were also able to invest more where it counts most. For example, over the course of 2007, we shed 4.3 million square feet of excess real estate globally; since 2003, we have shed 13 million square feet of excess space. Eliminating this excess real estate has enabled us to become more, not less, accessible to our customers. In 2007, these redeployed savings were used to develop new branches, international presence and electronic capabilities. We will stay vigilant to reduce unnecessary expenses and invest in areas that will also make us stronger down the road.

We remained disciplined and committed to preserving a fortress balance sheet

We operate in risky businesses, and having a fortress balance sheet is a strategic imperative, not a philosophical bent. It is also a critical differentiator for us – especially in uncertain times. We achieved it through the following elements:

- Appropriately conservative accounting.
- Strong loan loss reserves.
- Diligent review of all assets and liabilities (on and off our balance sheet).
- Disciplined reporting and regular reviews across our businesses.
- A detailed and deep understanding of – and constant focus on – the margins and returns of each business (often at the product level).
- Recognition of market cyclicality and continuous analysis of our own businesses so that we deliver solid returns through the cycle – not just in good times.

Peer Comparison of Tier 1 Capital Ratios



9.0%
8.5
8.0
7.5
7.0
6.5
8.7%
8.3%
8.5%
8.2%
8.7%
8.4%
8.4%
7.2%
2004(a)
2005
2006
2007
Tier 1 Capital Ratio – JPMorgan Chase
Tier 1 Capital Ratio Peers (Bank of America, Citi, Wachovia, Wells Fargo)

(a) 2004 data are pro forma combined, reflecting the merger of JPMorgan Chase and Bank One

We maintained strength to operate in any environment by:

- Sustaining a strong capital ratio, whether measured by Tier 1 capital (we had 8.4%) or tangible common equity to assets (we had a ratio of 5%). Under the new Basel II capital rules, we expect our Tier 1 capital ratio would be even stronger than we report today.
- Capitalizing on favorable market conditions early in 2007 to pre-fund a substantial amount of our company's need for capital and long-term debt. This gave us flexibility when evaluating financing alternatives during the second half of the year.
- Maintaining (and continuing to maintain) extremely high liquidity. This means that your company currently has on average a range of $20 billion to $50 billion in overnight investments. This has served us well under the current market conditions.
- Increasing our dividend by 12% from the previous year – for the first time in six years. We believe that paying out 30%-40% of earnings as dividends is generally the appropriate amount.
- Repurchasing approximately $8 billion of our stock because we believe it is a good investment and is consistent with our capital needs. To give us more flexibility as we entered a turbulent time, however, we essentially stopped buying back stock in the third and fourth quarters of last year.

We avoided seeking expensive capital from outside sources

We continually stress test our capital and liquidity needs. To simplify, what we essentially try to do is stay properly capitalized, at current levels, even if called to fund up to $100 billion of cash needs for our clients or for the corporation. We think these are conservative (if not worst-case) assumptions, but if the environment trends more negative, we think our Tier 1 ratio would remain very strong (particularly relative to our peers in this type of scenario). Our goal is to continue serving our clients and building our business without being pressured to seek expensive equity or debt capital elsewhere.

We used our strong foundation to further our objectives

Not only did our strong balance sheet and liquidity allow us to sleep better at night, but it also made it possible for us to:

- Support our clients by fulfilling their capital requirements prudently with credit – especially as the markets began to deteriorate in the latter half of 2007.
- Build our business. For example, we took advantage of what we believed was an opportune time to strengthen our presence in the mortgage business.
- Prepare ourselves to take advantage of emerging opportunities, which could include buying good assets at a reasonable price or evaluating other strategic acquisitions that make sense for our shareholders.

II. KEY ISSUES AND LESSONS OF 2007

In the fall of 2007, my daughter called and asked me, "Dad, what is a financial crisis?" I answered her by saying, without intending to be funny, "It's something that happens every five to 10 years." She then asked, "So why is everyone so surprised?"

The United States and the world have, in fact, had various financial crises every five to seven years, probably for as long as financial history has been recorded. In recent times, there was the recession of 1982; the stock market crash of 1987; the savings-and-loan and commercial real estate crisis of 1990-1991; the market panic of 1997-1998, brought about by the Long Term Capital Management and emerging-market crises. Finally, in 2001, the Internet bubble burst, knocking the stock market down 40%.

Looking at all of these crises, some attributes were different, but many were the same. The triggering event in 2007 was the bursting of the housing bubble and the related bad mortgage underwriting standards. In the 10 years from 1995-2005, housing prices in the U.S. rose

135%, far exceeding normal home price increases and outstripping traditional measures of affordability. While some thought the gains were justifiable, it is clear now that they were not. As of today, housing prices nationally are down on average almost 10% since the end of 2006, and it looks as if they will continue to deteriorate. It is also clear, in hindsight, that increasingly poor underwriting standards (e.g., loan-to-value ratios up to 100%, lax verification of income and inflated appraisals) added fuel to the speculation and froth in the markets. Many of these poor mortgage products were also repackaged and dispersed widely through various securities, thus distributing the problems more broadly.

As Warren Buffett says, "When the tide goes out, you can see who's swimming naked." In this crisis, as the tide went out, we saw subprime concerns first, then mortgage-related collateralized debt obligations (CDOs), structured investment vehicles (SIVs), Alt-A mortgages, mortgage real estate investment trusts (REITs), the impact on monolines and, finally, very unfortunately for us, home equity loans. And the tide is still going out.

As this chapter of history continues to be written, we cannot have the full benefit of hindsight. However, there are some lessons we have already learned and others we can draw upon from past crises. In the context of today's crisis, they are worth revisiting.

A. Issues and Insights Specific to the 2007 Financial Crisis

We generally avoided many – but not all – of the issues associated with the storm of 2007. Let's talk about some of them in detail.

SIVs served no business purpose

We deliberately steered clear of most SIVs because we viewed them as arbitrage vehicles with plenty of risk, a limited business purpose and a flawed design (we sold a small SIV back in 2005). We also minimized our financing to SIVs for the same reasons. SIVs will probably disappear – except for the few that demonstrate a sustainable business purpose – and the world will not miss them. That said, there were two things related to SIVs that did catch us by surprise:

- *Their growth and its impact.* SIVs had grown to a very large size as an industry segment – to approximately $500 billion. And they owned a substantial amount of mortgage securities, CDOs and bank securities.
- *Their propensity to fund long-dated and sometimes illiquid assets with short-term commercial paper.* When people started questioning the viability of SIVs, the markets became unwilling to refinance their commercial paper, and, therefore, many of the SIVs were forced to liquidate their assets. The banks and money market funds that were holding SIVs' commercial paper began to experience stress of their own. Fortunately, our Investment Bank was not directly affected by this issue because we provided almost no backup credit facilities to SIVs, and our Asset Management group contained its exposure to SIVs by limiting its investment to only the few high-quality, well-structured SIVs.

Subprime mortgages and subprime CDOs were more dangerous than we thought

In 2006, we thought we focused early on the subprime issue – and, in fact, we addressed the subject at length in last year's Shareholder letter. We became increasingly vigilant in our underwriting and avoided underwriting loans we were not comfortable holding to maturity. Even so, we still found ourselves having to tighten our underwriting of subprime mortgage loans six times through the end of 2007. (Yes, this means our standards were not tough enough the first five times.) In last year's letter, we thought our losses could increase substantially from 2006 levels. In fact, we saw them go up from $47 million in 2006 to $157 million in 2007. And we think they could significantly elevate in 2008 if economic conditions worsen.

Within our Investment Bank, we avoided large exposure to subprime loans, mostly by reducing our positions or actively hedging them. We also chose not to become a major player in subprime-related CDOs. Even so, we did lose substantially more than we expected: $1.4 billion on subprime mortgage and subprime-related CDOs. Although we generally treat off-balance sheet obligations like on-balance sheet obligations, a large share of our losses came in certain off-balance sheet transactions. We will redouble our efforts to ensure that this does not happen again.

Keeping the above in mind, we still believe that subprime mortgages are a good product. When subprime loans are properly underwritten, they serve a meaningful purpose. They can make a real difference to young families, to those who experienced financial problems earlier in life, to immigrants with little credit history and to the self-employed. These loans have helped many people achieve the American dream by buying homes they can afford. While tighter underwriting standards have now materially reduced our production of subprime mortgage loans, we will continue to find a prudent way to be in this business.

Home equity deteriorated dramatically

Home equity is important to our company. We retain all of our home equity production on our balance sheet, and, at the end of 2007, we had about $95 billion in our home equity portfolio. The losses in this portfolio are increasing rapidly and rising at a higher rate than we ever could have expected, even in a severe recession. In 2007, our net charge-offs were $564 million, and we added $1.0 billion to reserves. In 2008, we think charge-offs in the first quarter could reach $450 million and possibly double by the fourth quarter (as a function of the level of home price depreciation). Since loan loss reserves reflect expected losses, this will require us to significantly increase these reserves.

There will undoubtedly be more lessons to come as the deterioration of the home equity business continues, but there are three lessons we have already learned the hard way:

- *We underestimated the size of the housing bubble and the rapid rate of depreciation.* While we recognized the existence of a housing bubble, the rate and severity of the housing price depreciation surprised us. We also missed the impact of increasingly aggressive underwriting standards on housing price appreciation and increased speculation and froth in the market. Finally, we did not see that the ever rising housing prices over the 10-year period were masking potential losses. When these losses came into clear view, as a result of the increasingly aggressive underwriting standards, much of the damage had already been done.
- *We misjudged the impact of more aggressive underwriting standards.* Over many years, loan-to-value (LTV) ratios had increased from 80% to 85% to 90%, etc.; income verification became a less important part of the process; and appraisals became overly optimistic. These trends led to far more aggressive underwriting. While each individual change seemed reasonable at the time and losses seemed to be contained, we now know that was a mirage. Multiple changes occurring over many years have essentially altered the nature of the product.

  We should have acted sooner and more substantially to reduce the LTV rates at which we lent, given the increased risk of falling prices in a market of highly inflated housing values. We also should have tightened all other standards (e.g., income verification) in response to growing speculation in the market and the increasing propensity of people to respond to aggressive lending standards by buying houses they could barely afford.
- *We would have been better off had we imposed tighter controls on the outside mortgage broker business.* We used the same underwriting guidelines for outside mortgage brokers as we did for our own mortgage bankers. In hindsight, this was a mistake. We wish we had applied tighter standards to outside brokers. Losses attributable to outside brokers have always been two to three times greater than losses on mortgages we produce internally. That is the reason we closed the broker business at Bank One. We have now materially tightened standards across the board, and our standards for outside brokers are even tighter. Although home equity production through the broker channel decreased by as much as 60% by the fourth quarter of 2007, we believe the quality of underwriting has improved significantly.

The home equity business seems to have fundamentally changed from the way it was meant to be: a means of conservatively giving people access to cash from equity in their house. It has since evolved into a business that has allowed people to take leveraged bets on the assumption that the value of their home will increase. When home equity returns to its original purpose and practice, it will be a very good business again. For that reason, we intend not only to stay in it but to become the best in the business.

Leveraged lending had a tough year, but it will continue to be part of our core business

In 2007, we continued to hold the No.1 market position in global syndicated finance and high-yield debt, and we intend to maintain these top rankings. Leveraged lending is an activity that has long been – and will continue to be – a critically important way for us to serve our clients. In total, over the last five years, our syndicated leveraged finance business has generated average annual revenue of $1.2 billion. In 2007, after taking losses of $1.3 billion, net of fees (which makes us very unhappy), this business still generated $475 million in revenue. We made some mistakes this past year, and we've learned the following:

- *We should have been more diligent when negotiating and structuring commitment letters.* A few years ago, commitments to fund future transactions were not reflected on our balance sheet until the details were finalized and the final, binding letter was signed. In the event of a material change in market conditions, this practice provided lenders with the ability to make important amendments to the letter and/or to the price at which it could be sold. Over time, however, this flexibility disappeared, but we were still held to the original terms of the commitment letters. This meant that when the market deteriorated, we still had to fund the transaction. Upon funding, instead of making an average fee of 2% to 3%, we lost 5%. These commitment letters had essentially become puts on the market. That is, if the markets were strong, things were fine, but if the markets collapsed (as they did), we would be stuck with the original price and could lose a substantial amount of money. This is a one-sided bet and one that subjects us to losses every time the markets crash – an occurrence that is as inevitable as it is painful. Now, having recognized the value of these puts, we fully acknowledge the risks we are taking when we sign these letters.

- *We cannot allow ourselves to be pushed into positions that are too risky.* We simply cannot follow the market like lemmings or allow ourselves to succumb to demands or pressures that compromise our credit standards and lead to bad decisions. In every deal we do, we must insist on fair treatment and adequate compensation for the risk we are asked to assume. A lot of people with whom we do business in leveraged finance are among the most sophisticated, creative and tough businesspeople we know. But true long-term partners understand that a healthy business relationship is a two-way street that must work for both parties over a long period of time. Bad financial practices, like equity bridges or excessive leverage, are not good for us or, ultimately, for our partners.

B. Lessons Learned: Some Old, Some New

Different triggering events ignite each financial crisis. Once under way, however, these crises have much in common. As they say, history may not repeat, but it rhymes. Hard lessons learned from past crises have relevance for us today. Let's revisit a number of them as follows:

Markets can get very volatile

For years, the financial industry had been the beneficiary of relatively stable financial conditions. From 2001 through the first half of 2007, markets were fairly benign, making it easier to get lulled into a false sense of security and to lose sight of how risky the financial environment can be. We must always remind ourselves that markets can become volatile very quickly and when least expected. For those traders who began their careers after the crisis of 1998, it was especially hard to accept that spreads and prices could widen by 250 basis points in a matter of days. Our responsibility as managers is to ensure, at every level of trading, there exists a consistency in our approach and a deep respect for unpredictability of markets.

There is no substitute for good judgment and strong oversight

Risk models are valuable tools, but they have limitations. Because they are backward-looking by design, they tend to miss certain factors. The value of stress testing is also a function of time frame. For example, scenarios may be compromised because the data may not go back far enough. We use value-at-risk (VAR) and stress testing, but they are only part of what we consider good risk management. Good, sound, old-fashioned human judgment is critical. Strong risk management entails constant reporting and review, exposure by exposure, and the ability to size up exposures instantly with the right systems. Managers must know the tough questions to ask – especially with regard to stress-test loss scenarios – and have the ability to stay on top of all the important issues. Intense oversight by and information-sharing with managers is absolutely key, as is access to the expertise of independent pricing and valuation groups. Finally, assumptions need to be tested constantly. That said, we all know even when everything is done right, there still will be volatile results and mistakes. But if things are not done correctly, then the outcomes can be disastrous.

When markets get volatile, almost all risky assets reprice

This is not a surprise – it has happened almost every time markets get volatile.

In difficult market conditions, liquid assets become illiquid

What happened to jumbo mortgages, commercial mortgage-backed securities, leveraged loans and CDOs are examples of this phenomenon. And because financial companies have assets that are no longer easily sold, they are less willing to take additional risk in the marketplace. This not only compounds the problem, but it also creates a new problem: skepticism about whether or not a company with illiquid assets can meet its short-term obligations.

Problems occur when there is too much short-term financing funding long-term assets

There is one financial commandment that cannot be violated: Do not borrow short to invest long – particularly against illiquid, long-term assets. As it turns out, some hedge funds, REITs, SIVs, CDOs and certain financial institutions did exactly that. In these kinds of markets, when the value of short-term investments is questioned, such as money market funds or commercial paper, a crisis can easily ensue. Individuals, acting rationally to protect their own interests, race to sell securities; but, in aggregate, this process by market participants can easily take on a life of its own and escalate into a panic.

A fortress balance sheet protects the franchise

As I mentioned earlier, a fortress balance sheet is a strategic imperative – especially in turbulent market conditions like these. No matter what conditions are, we always want to have the capital, liquidity, reserves and overall strength to be there for our clients and to continue investing wisely in the business.

Irrational expectations impede quality growth

Sometimes there's so much pressure on companies to expand their businesses that they end up pushing their own people to grow, grow, grow. Often people feel this pressure most when market conditions are good. But it is when markets turn bad that such pressure can lead to dangerous outcomes for all businesses – and especially for volatile businesses like investment banking that take risks. Standards are reduced, too many compromises are made and there's a lack of focus on what is in the best interest of clients. It is easy to grow a business when taking on additional risk – but that is often the worst thing to do. Growth expectations need to be rational. We know there are times when we should not strive to grow certain areas of the business. This is an operating philosophy that protects us from the costly consequences of bad growth.

Risk models that rationalize a lower level of capital contribute to poor judgment

To maximize the size of a potential risk position, models are often designed to justify *as little capital* as possible. For example, numerous triple-A, super-senior CDOs drew little regulatory capital and, therefore, looked safe with good returns. That safety and those returns turned out to be an illusion. This is why it is important for us to understand our risks inside and out and to maintain sufficient economic capital against that risk. We measure risk by how bad things could be – not how good they are.

Financial turmoil increases the chance of recession – and the specter of recession weighs heavily on the market

It is important to note that the turbulence we've experienced occurred in a good economy. And while financial conditions have a serious impact on the global economy, they do not – in and of themselves – necessarily cause a recession. In fact, many severe financial crises have not resulted in recessions. That said, the weaker the economy gets, the greater the impact could be across all our lines of business. Tight financial conditions (e.g., the reduction of credit, the outright removal of credit in certain markets and the higher costs of credit) make it harder and more costly for individuals and companies to borrow money and, therefore, weaken the economy.

As these conditions worsen, the possibility of a deep recession increases. As the specter of a recession weighs more heavily on the normal functioning of capital markets, so too does the fear about the possibility of a recession. Why take additional risk when we might be in a recession? Investors decide they don't want to take the risk so they may remove money from banks, commercial paper and money market funds in order to buy treasuries. Such a reaction isn't necessarily unwise or inappropriate, but it does help to create a self-fulfilling prophesy.

III. ON TO 2008 (AND LOOKING FORWARD TO 2009)

In the summer of 2007, we began to prepare for a downturn in the market. While we have successfully weathered the storm thus far, we face new uncertainties every day. Despite the continued turmoil, we are encouraged to see many of the problems resolving at a fairly decent pace. Yet, while we hope the remaining issues will be sorted out expeditiously and a lengthy recession will be averted, we cannot count on this being the case. We need to confront the possibility that today's upheaval could result in serious market deterioration that the U.S. has not experienced since 1982. To prepare for this possibility, we need to have a clear sense of our risks.

A. Key Potential Risks

What follows is a discussion of the risks that concern us most and some of our thoughts about how to address them.

There is still substantial risk on our balance sheet

We are generally comfortable with the values, the hedging and the loan reserves on our balance sheet. But we also recognize that many of our positions, while somewhat hedged, are still quite risky. Hedges, by their very nature, are imperfect. We focus on this risk by viewing our assets on a gross basis. Relying solely upon a net basis implies that it is not possible to lose money on both sides of a complex trade. We know, however, that this is quite possible.

Some of our largest exposures in the Investment Bank as of year-end are listed below:

- $26.4 billion in funded and unfunded leveraged loans: We have written these loans down by more than 6% but acknowledge that they could easily deteriorate more in value. However, at current levels, we believe they represent a good long-term value. So, in early 2008, we decided to add $4.9 billion to the $3.2 billion of leveraged loans we were already holding as long-term investments.
- $15.5 billion in commercial mortgage-backed exposure: The majority of this exposure is securities and loans, actively credit-hedged and risk-managed; 64% is triple-A rated.
- $2.7 billion in subprime mortgage and subprime CDO-related exposure: Approximately $200 million of this exposure is subprime CDO; the remainder is comprised of subprime loans, residuals and bonds.
- $5.5 billion in CDO warehouse and unsold positions: 92% are corporate loan underlying; subprime is negligible.
- $6.4 billion in Alt-A mortgage exposure: Most are triple-A securities and first-lien mortgages.

Most of these exposures are marked-to-market daily. While they can fluctuate considerably in value on a single day and can dramatically affect any one quarter's results, we believe many of them now have decent long-term value. It is also worth noting that our gross exposures are, in general, lower than those of most of our competitors.

I have already discussed our subprime and home equity exposures. With regard to our Commercial Bank, an exposure worth bringing to your attention is the $16.5 billion in commercial real estate exposure. This position is well-diversified and represents only 12% of our total Commercial Bank credit portfolio. We have been very conservative in growing this exposure in recent years. On a percentage and absolute basis, it represents less than half the average exposure of our Commercial Bank peers.

The financial stability of some monoline bond insurers remains an issue

Some market analysts believe there could be a downgrading of the monoline bond insurers – from their triple-A rating status to double-A status or worse – and possibly one or more defaults. Our gross exposures to monolines are significant and cut across multiple product lines and businesses. However, in spite of the market talk around this issue, we do not regard a downgrade to double-A as a major event. While no one could know all of the ramifications of a worst-case default scenario, we believe the impact – while costly for JPMorgan Chase – would be manageable.

New products often will have problems

We need to keep a close eye on the design, trading and operational aspects of new financial products. Almost all new products go through periods of stress and market-testing, which, in turn, causes problems of one sort or another. At one time, even basic equity trading nearly brought Wall Street to its knees when the volume of trades exceeded the systems' processing capacity. There have been similar problems with exotic mortgage products, options, foreign exchange, high-yield bonds, hybrid derivatives and so on. In many cases, these issues were eventually resolved through the creation of standardized contracts and standard industry exchanges and clearinghouses. These, in turn, facilitated more efficiency in the clearing and netting of risk, provided better regulatory controls and led to stronger management oversight.

Many market participants expected derivatives to be at the heart of the next financial crisis. So far, most derivatives markets have averted the storm, and derivatives have served as an essential tool for some companies to use in shedding or hedging risk That said, there are some legitimate concerns. A severe economic downturn could put extreme pressure on the settlement and clearance functions in some of the derivatives markets. With this and other concerns in mind, we can assure you that we are paying close attention to our derivatives positions and exposure. In addition, we are strongly in favor of regulatory and industry efforts to coordinate and improve the control environment.

A recession will have a significant impact on credit

Our business is cyclical, and one of the largest risks we face is the impact of a recession on credit in general. In last year's letter, we addressed the recession and credit issue, and what we said then bears repeating now:

> *We continuously analyze and measure our risk. In fact, during budget planning, we ask our management teams to prepare – on all levels – for difficult operating environments. While the risk comes in many forms, such as recession, market turmoil and geopolitical turbulence, one of our largest risks is still the credit cycle. Credit losses, both consumer and wholesale, have been extremely low, perhaps among the best we'll see in our lifetimes. We must be prepared for a return to the norm in the credit cycle.*
>
> *In a tougher credit environment, credit losses could rise significantly, by as much as $5 billion over time, which may require increases in loan loss reserves. Investment Bank revenue could drop, and the yield curve could sharply invert. This could have a significant negative effect on JPMorgan Chase's earnings. That said, these events generally do not occur simultaneously, and there would likely be mitigating factors to lift our earnings (e.g., compensation pools would probably go down, some customer fees and spreads would probably go up, and funding costs could decrease).*
>
> *It's important to share these scenarios with you, not to worry you but to be as transparent as possible about the potential impact of these negative scenarios and to let you know how we are preparing for them. We do not know exactly what will occur or when, but we do know that bad things happen. There is no question that our company's earnings could go down substantially in a recessionary environment. But if we are prepared, we can both minimize the damage to our company and capitalize on opportunities in the marketplace.*
> (Shareholder letter, 2006)

Because of the extreme drop in home equity and subprime loan value, the losses I referred to last year could be even greater in 2008. However, we believe our strong capital and the increase of our loan loss reserves have put us in good shape. In 2007, we added $2 billion to loan loss reserves, and we expect to continue adding to those reserves in 2008. Our reserve positions across all of our businesses are among the best in the industry.

Managing in a downturn requires a different strategy

The impact of a downturn – and its effect on earnings – varies considerably by line of business. Therefore, it requires each of our businesses to develop its own strategy for dealing with the unique set of risks and mitigating factors it could face. In some cases, returns could actually increase (because of higher spreads), while in other cases they could decrease (because of lower volumes). In any case, however, we will remain committed to building the business. As such, we will not sacrifice long-term value and meaningful customer service to get better quarterly earnings. In fact, in certain situations, we may actually trade off near-term earnings to gain customers and build market share in businesses that are financially viable and of strategic importance. In those instances, we are also confident that healthy earnings will return. We believe the only time to sacrifice good growth is to protect the financial standing of the company. Fortunately, we are not in that position.

B. Looking Forward

We believe the mortgage business will rebound

In spite of all the difficulties in the mortgage markets, we remain committed to building the country's best mortgage company. The mortgage product is, and will continue to be, the largest and arguably one of the single most important financial products in the world. With our brand, scale, systems, retail branches and our ability to trade, hedge and underwrite mortgages (which include prime, subprime, Alt-A, jumbo and home equity loans), we have what it takes to be a winner in this business. During the latter part of 2007, we set out to increase our home lending market share and have, so far, succeeded. By the end of the fourth quarter of 2007, our share had grown to 11% from 6% a year earlier. As a result of our liquidity and capital strength, we were able to underwrite these loans when others could not. Although we may pay for probably starting this expansion a little too early, we remain committed to the goal.

The risks and rewards of highly structured products will be re-evaluated and changed, but "securitization" will remain viable

JPMorgan is a large participant in the asset-backed securities market (which includes CDOs), and we try to focus on products we believe are transparent and offer reasonable risks and rewards to investors. We deliberately chose to avoid the more structured CDO products because we believed the inherent risks were too high. Additionally, our knowledge of the subprime business informed our decision to remain very cautious about any subprime CDOs, where the bulk of the problems has occurred. We think there's a place for structured CDOs but not in their most complicated forms, such as "CDO-squared." Standards will be materially enhanced (in terms of accounting, operations and ratings guidelines), and many overly complex products will go the way of the dinosaur.

We also believe that while there will likely be changes to the securitization markets, securitization of assets will not go away. Securitization is a highly effective way to finance assets. In fact, many securitized products, like credit cards, have been tested through the market cycle and have not had significant problems. Securitization of subprime assets will probably reopen, too – but the standards will be more conservative, and there will be far more clarity (e.g., better underwriting standards, more capital, etc.). Market discipline, in some form, will also come to bear at each stage of the production chain – from the originator to the packager to the seller – and require each to have the right amount of skin in the game. We are not sure how it will change, but, between regulation and the market, we know it will – and probably for the better.

Accounting can be abused and misused

There's been a lot of discussion about the pros and cons of the mark-to-model versus the mark-to-market approach. We believe it is critically important to trust the value of the assets and liabilities on (and off) one's balance sheet. Regardless of the method one uses (mark-to-market, mark-to-model, etc.), accounting can be abused. This letter is not the right place in which to carry on this debate, but suffice it to say, accounting has become increasingly complex. Much of this complexity is unnecessary and leads to questionable results, adds to earnings volatility and creates **more** room for shenanigans, not less. More work needs to be done to fix this.

Many of our accounting and regulatory capital requirements are pro-cyclical

Many of the methods we use to calculate capital and loan loss reserves are pro-cyclical. In fact, loan loss reserves and capital are often at their lowest levels at precisely the point at which a cyclical downturn begins. In addition, I would argue that fair value accounting rules, margining requirements, rating agencies and regulatory rules add to pro-cyclical behavior. Thoughtful policy changes could provide a substantial cushion to the pro-cyclical forces that make a financial crisis worse. A comprehensive effort between all parties involved (regulators, government and financial institutions) is needed to develop and drive forward these important policy changes.

More assets on the books of banks or financial companies are illiquid (or can quickly become illiquid)

Given this trend, regulators and rating agencies will probably insist that the rise of illiquid assets requires higher levels of capital and proper funding with longer-term debt.

There will be a recovery

We simply cannot know how long this slowdown (or recession) will last or the extent of the damage it will cause. Today's most brilliant economists have various strong, well-argued current views on the subject – they just don't all agree. In any case, our goal is to be prepared.

In reality, our financial system has fairly rapidly and successfully, if not painfully, been dealing with most of the issues I've discussed in this letter. Losses have been taken, substantial capital has been raised and massive deleveraging has already taken place in hedge funds, SIVs, financial companies, REITs, collateralized loan obligations (CLOs) and CDOs. While all losses may not be recognized yet, our sense is that a lot have been (at least for U.S. companies). Importantly, the creation of new potential-problem assets (leveraged loans, subprime assets, CLOs, CDOs and commercial mortgage-backed securities) has virtually ceased.

So, demand will eventually catch up with an ever-diminishing supply of increasingly attractively priced assets. It is unlikely that the pace of deleveraging will intensify. Therefore, it is probable that the financial crisis will mitigate by year-end. In addition, fairly large fiscal and monetary stimulation and the new mortgage rules for Fannie Mae, Freddie Mac and the Federal Housing Authority (which will bring more capital to the mortgage market) could have a positive effect on the markets overall.

Yet, even if financial conditions improve, the economy could continue to erode, causing us to remain in a recessionary environment for a while. And it may sound peculiar (if, in fact, we are going into a recession) that we are also preparing for interest rates that may trend a lot higher over the next several years (we won't go into the reasons now).

We would also like to assure you, all of our shareholders, that while we are preparing for an extended financial crisis, we will never lose sight of our primary purpose to build a strong company and great franchise for the long term.

IV. IN CLOSING

Finally, I would like to make a few comments about your management team. You don't get to see these professionals in action as I do, but if you did, you would be extremely proud of them. Not only are they ethical, disciplined and thoughtful, but the tougher conditions became, the more they stepped up to support the firm. People canceled time off and worked or flew through the night to quickly respond to the extraordinary circumstances of the past year. Everyone shared information, offered to help and actively demonstrated how much they care about the work they do and the customers they serve. I am privileged to be part of this great team.

Our senior managers are all shareholders – they retain 75% of any restricted stock and options they receive as compensation. In this and countless other ways, the management team sets a stellar example for all employees of what it means to be invested in the company's long-term success. Currently, 140,000 out of 180,000 employees own stock in the company.

All of us are dedicated to building a great company of which you, our shareholders, our customers and all of our employees can be proud … and we are well on our way.

Jamie Dimon
Chairman and Chief Executive Officer

March 10, 2008

Leadership Team

OPERATING COMMITTEE

1 **Jamie Dimon**
Chairman and
Chief Executive Officer

2 **Frank Bisignano**
Chief Administrative Office

3 **Steve Black**
Investment Bank

4 **John Bradley**
Human Resources

5 **Mike Cavanagh**
Finance

6 **Steve Cutler**
Legal & Compliance

7 **Bill Daley**
Corporate Responsibility

8 **Ina Drew**
Chief Investment Office

9 **Todd Maclin**
Commercial Banking

10 **Jay Mandelbaum**
Strategy & Marketing

11 **Heidi Miller**
Treasury & Securities Services

12 **Charlie Scharf**
Retail Financial Services

13 **Gordon Smith**
Card Services

14 **Jes Staley**
Asset Management

15 **Bill Winters**
Investment Bank

16 **Barry Zubrow**
Risk Management


2
6
10
8
12
16
14
3
13
15
7
4
1
11
9
5



Investment Bank

JPMorgan is one of the world's leading investment banks with one of the most extensive client lists in the world. Our full platform enables us to develop some of the most complete and innovative financial solutions in the industry.

We offer clients a full range of services, including strategic advice, capital raising, restructuring, risk management, market-making and research. We cover clients in more than 100 countries and have global leadership positions in our key products. JPMorgan also commits its own capital to proprietary investing and trading activities. We continue to strengthen our platform and develop new products to meet clients' needs.

2007 Highlights and Accomplishments

- *Institutional Investor*'s America's Investment Bank of the Year.
- *Risk* magazine's:
  - Derivatives House of the Year;
  - Best Derivatives House of the Past 20 Years; and
  - Best Credit Derivatives House – Pioneer and Modern Great.
- #1 in global investment banking fees.[a]
- #1 in global loan syndications and global high-yield bonds for the third year in a row.[b]
- #2 in equity underwriting, up from #6 in 2006.[b]
- Revenue of more than $5 billion in equity underwriting and equity markets.
- Record year-over-year revenue performance in:
  - Investment banking fees, 19% growth;
  - M&A advisory fees, 37% growth;
  - Equity underwriting fees, 45% growth; and
  - Equity markets revenue, 13% growth.
- Gross investment banking revenue from Commercial Banking clients up 24% from 2006.
- Strong progress on growth initiatives, including energy, emerging markets and retail structured products.
- Low subprime exposure relative to the financial industry.
- Outstanding first half offset by more difficult second half with leveraged loan and credit-related writedowns.

(a) Dealogic
(b) Thomson Financial





"Despite the industry-wide challenges we faced during the second half of 2007, we still produced record full-year revenue in several areas. Looking ahead to 2008, we believe having a fortress balance sheet will prove a sizable advantage at a time when capital is at a premium."

Steve Black (left)
co-CEO Investment Bank

"The risk management lessons we learned from the past paid dividends this year and helped us avoid some of the pitfalls that affected the industry. While we remain cautious about the near-term outlook, we believe we are extremely well-positioned for the long term with strong client relationships, global leadership positions and high capital ratios."

Bill Winters (right)
co-CEO Investment Bank



"Capitalizing on the strength of the Chase brand, we'll continue to expand our branch and ATM network to increase convenience for our customers. We will strengthen our team of well-trained bankers and mortgage officers and improve our products to help customers handle their money, finance their homes, run their businesses and manage their investments, deepening their relationship with Chase.

"We have tightened our underwriting standards and are using our financial strength during this period of economic uncertainty to expand relationships, gain new customers and position ourselves for long-term growth across our businesses."

Charlie Scharf – CEO Retail Financial Services

Retail Financial Services serves consumers and businesses through personal service at bank branches and through ATMs, online banking and telephone banking as well as through loan offices, auto dealerships and school financial aid offices.

Customers can use more than 3,100 bank branches (fourth-largest nationally), 9,100 ATMs (#3) and 290 mortgage offices. More than 13,700 branch salespeople assist customers with checking and savings accounts, mortgages, home equity and business loans, and investments across the 17 state footprint from New York to Arizona. Consumers also can obtain loans through more than 14,500 auto dealerships and 5,200 schools and universities nationwide.

2007 Highlights and Accomplishments

- Opened 127 new branches (and a total of 528 since 2004) and added 680 ATMs (2,536 since 2004) in major Chase markets.
- Increased in-branch personal bankers, business bankers, mortgage officers and investment specialists by a combined 2,568, or 23%, including additions from the 2006 acquisition of The Bank of New York branches.
- Increased in-branch sales of credit cards 23%, mortgages 31% and investments 23%.
- Increased checking accounts by 844,000, or 8%, and deposits 3% to $221 billion.
- Increased number of households with core retail relationships 12% to 10.3 million.
- Increased business banking loan originations 20% to $6.8 billion.
- Expanded market share in mortgages and home equity to 11% in the fourth quarter, up from 6% a year earlier.[a] Originated $208 billion in home loans during the year even as we tightened our underwriting standards.
- Increased third-party mortgage servicing portfolio 17% to $615 billion.
- Increased active online customer base 21%; generated 258 million online transactions, including bill payment and electronic payment, an increase of 38%.
- Improved customer experience and sales through refurbishment, rebranding, technology conversion and sales process enhancements at former Bank of New York branches.

(a) Source: *Inside Mortgage Finance*

Card Services



"In a challenging environment, we generated solid momentum in 2007 and established a clear vision for the future. Chase Card Services aims to create lifelong, engaged relationships with our customers by being a trusted provider of financial services. We are supporting our vision with a solid growth strategy – focusing our efforts on key marketplace segments, including the small business, mass affluent and high-net-worth markets."

Gordon Smith – CEO Card Services

With 155 million cards in circulation and more than $157 billion in managed loans, Chase Card Services is one of the nation's largest credit card issuers. Customers used Chase cards to meet more than $354 billion worth of their spending needs in 2007.

With hundreds of partnerships, Chase has a market leadership position in building loyalty programs with many of the world's most respected brands.

2007 Highlights and Accomplishments

- Added 16 million new Visa, MasterCard and private label accounts.
- Maintained Chase's position as the second-leading issuer of MasterCard and Visa cards in the U.S.
- Moved core processing platform in-house, allowing for greater technological innovation, more flexibility and reduced costs.
- Further enhanced the innovative Chase Freedom program, which gives cardmembers the choice of earning either cash or points and changing back and forth without leaving any rewards behind. The Chase Freedom program has generated more than one million new customers since its 2006 launch.
- Better leveraged the JPMorgan Chase franchise by increasing the number of credit cards sold through the Retail Financial Services network by 23% from 2006.
- Increased charge volume by $15 billion from 2006.
- Increased net revenue 3% and grew managed loans 3% while investing in activities to attract new customers and further engage current cardmembers.
- Increased merchant processing volume to $719 billion, up 9% from 2006, through Chase Paymentech Solutions, LLC, the nation's largest merchant processor.

Commercial Banking

Commercial Banking serves more than 30,000 clients nationally, including corporations, municipalities, financial institutions and not-for-profit entities with annual revenue generally ranging from $10 million to $2 billion. It is the #1 commercial bank in market penetration within Chase's retail branch footprint.[a]

Commercial Banking delivers extensive industry knowledge, local expertise and a dedicated service model. In partnership with the firm's other businesses, it provides comprehensive solutions, including lending, treasury services, investment banking and asset management to meet its clients' domestic and international financial needs.

2007 Highlights and Accomplishments

- Increased net income 12% to a record $1.1 billion and net revenue 8% to a record $4.1 billion.
- Achieved record results in gross investment banking revenue of $888 million, treasury services revenue of $2.4 billion, loan balances of $61.1 billion and liability balances of $87.7 billion.
- #1 commercial bank in market penetration within Chase's retail branch footprint.[a]
- #2 large middle-market lender in the U.S.[b]
- #2 asset-based lender in the U.S.[b]
- Launched seven new offices, expanding coverage in Atlanta, Nashville, Philadelphia and Seattle, including three international locations in Vancouver, Mumbai and Singapore.
- Added in excess of 2,200 new banking relationships through accelerated calling efforts and targeted marketing initiatives.
- Maintained favorable market position relative to the industry through conservative credit underwriting and strong credit reserves.
- Converted the wholesale New York Tri-State customer base of more than 332,000 deposit accounts, representing almost $28 billion, and migrated customers acquired from The Bank of New York to the firm's platforms.
- Delivered focused leadership training to more than 500 managers and enhanced employee diversity and performance initiatives.

(a) Barlow Footprint Study, 2007

(b) Loan Pricing Corporation, 2007

"Commercial Banking performed exceptionally well in a volatile and challenging economic environment, retaining a position of strength in our markets and resulting in record growth consistent with our 2007 plan.

"In 2008, we will redouble our prospecting efforts to broaden our market coverage, maintain a strong and well-managed loan portfolio, and continue to make smart credit decisions. We will also practice diligent expense control and remain vigilant over market conditions to provide insightful and disciplined advice to our clients."

Todd Maclin – CEO Commercial Banking



Treasury & Securities Services

Treasury & Securities Services is a global leader in transaction, investment and information services. We are one of the world's largest cash management providers and a leading global custodian, operating through two divisions:

Treasury Services provides cash management, trade, wholesale card and liquidity products and services to small- and mid-sized companies, multinational corporations, financial institutions and government entities.

Worldwide Securities Services holds, values, clears and services securities, cash and alternative investments for investors and broker-dealers and manages depositary receipt programs globally.

(a) Ernst & Young
(b) NACHA
(c) The Clearing House
(d) Federal Reserve

2007 Highlights and Accomplishments

- Increased net income 28% year-over-year to a record $1.4 billion on the strength of record net revenue of $6.9 billion.
- Increased assets under custody 15% to $15.9 trillion and liability balances 21% to $228.9 billion.
- #1 in Sameday U.S. Dollar Funds Transfers[a], Automated Clearing House Originations[b], CHIPS[c] and Fedwire.[d]
- Grew revenue 26% outside the U.S. and strengthened our international presence, securing regulatory approval to connect to China's electronic clearing system and growing our hedge fund, image deposit, euro payment, private equity, commercial card and other capabilities in targeted markets.
- Migrated to a single U.S. dollar deposit platform in JPMorgan Chase's largest conversion, involving almost $180 billion in balances and nearly $10 trillion in daily transactions.
- Completed acquisitions of Xign Corporation, a leading provider of business-to-business on-demand financial settlement solutions; of FisaCure, Inc., a leading provider of electronic remittance services to the healthcare industry; and of the U.S. transfer agency services business of Integrated Investment Services.
- Introduced new offerings to support comprehensive financial supply chain and border logistics management; card-based invoice settlement for accounts payable; and the securities processing and fund administration needs of financial institutions.
- Industry awards included Best Overall Bank for Payments and Collections in North America (*Global Finance*), Best Investor Services (*Waters* magazine) and Best Liquidity Solution Provider (*The Asset*).



"Our businesses posted record results in 2007. Going forward, we see our most promising opportunities emerging in key markets outside the U.S., and we're confident we'll continue to effectively grow our businesses around the world.

"In 2008, we will expand on our success by enhancing our products and delivery of services to our clients – not only to improve efficiency and reduce costs but also to ensure we can adequately support the tremendous growth in business we continue to experience."

Heidi Miller
CEO Treasury & Securities Services

Asset Management



"Looking ahead, we see tremendous opportunity to build upon the momentum in our business. We will continue to expand our alternative asset class business, delivering innovative, best-in-class investment products to our clients. Our industry-leading Private Bank will capitalize on its strength, while we increase our focus on growth in Private Client Services. In Asia, we will broaden and deepen our reach, building on our unique leadership position in the region.

"Through our commitment to our values and our dedication to outstanding investment performance, we will continue to deliver the best of JPMorgan Asset Management to our clients."

Jes Staley – CEO Asset Management

With assets under supervision of $1.6 trillion, Asset Management is a global leader in investment and wealth management. Our clients include institutions, retail investors and high-net-worth individuals in every major market throughout the world.

We offer global investment management in equities, fixed income, real estate, hedge funds, private equity and liquidity. We provide trust and estate and banking services to high-net-worth clients and retirement services for corporations and individuals. The majority of our client assets are in actively managed portfolios.

(a) iMoneyNet, December 2007

(b) *Absolute Return* magazine, March 2008 issue, data as of year-end 2007

(c) Derived from following rating services: Lipper for the United States and Taiwan; Micropal for the United Kingdom, Luxembourg and Hong Kong; and Nomura for Japan

(d) In conjunction with our joint venture partner, Shanghai International Trust and Investment Co., Ltd. (SITCO); quota of $4 billion

2007 Highlights and Accomplishments

- Record financial performance of 27% revenue growth and 40% earnings growth.
- Reached $1.2 trillion in assets under management and $1.6 trillion in assets under supervision. Net assets under management inflows were at a record level of $115 billion.
- JPMorgan Asset Management is the largest manager of AAA-rated global liquidity funds with more than $294 billion under management. Grew global liquidity balances 29%.[a]
- Experienced record growth in assets under supervision for the Private Bank and Private Client Services with an increase of $80 billion. Achieved second consecutive year of record growth in net new Private Bank clients.
- Retained position as largest manager of hedge funds with assets under management of $45 billion.[b]
- Grew alternative assets under management, including hedge funds, real estate and private equity 21% to $121 billion. Continued to experience strong investor interest in Highbridge funds with 68% growth in assets under management.
- Despite challenging markets throughout the second half of the year, maintained strong three- and five-year investment performance. Globally, the ranking of long-term mutual fund assets in the first or second quartiles was 76% for the five years and 75% for the three years ended December 31, 2007. One-year performance declined from 83% to 57%.[c]
- Launched our first Qualified Domestic Institutional Investor (QDII) product in China, raising a record $15.4 billion on the first day of IPO from 1.9 million clients.[d]

Corporate Responsibility



"Corporate responsibility is something that we all, as business leaders, ought to be thinking about every day. We need to continually review and ensure that we act in a way that focuses on the impact our businesses can and should have. Taking this seriously is a winning strategy for our consumers and clients, our company and the community."

Bill Daley –
Head of Corporate Responsibility

At JPMorgan Chase, corporate responsibility goes beyond philanthropy. It's about what we do every day in our businesses and how we do it. We are committed to managing our businesses to create value for our consumer and corporate clients, as well as our shareholders, communities and employees and to being a responsible corporate citizen.

From left to right:
Thelma Dye – *Director of Northside Center for Child Development,*
Bill Daley – *Corporate Responsibility, JPMorgan Chase,*
Kim Davis – *Philanthropy, JPMorgan Chase*

2007 Highlights and Accomplishments

- Established the Office of Corporate Responsibility to develop a comprehensive and identifiable platform driven by our business activities.
- Strengthened our focus on the environment by investing in alternative energy projects, helping our clients reduce carbon emissions and taking the lead in developing The Carbon Principles.
- Began the renovation of our NYC headquarters with the goal of Platinum LEED certification and opened pilot LEED-certified bank branches in Colorado and Texas.
- Helped shape federal legislation to protect homeowners and to serve a broader range of families through expanded mortgage-loan limits.
- Helped consumers understand our products' terms and fees through programs such as "Mortgage Nutrition Labels" in Home Lending and "Clear and Simple" in Card Services.
- Modified or refinanced $3 billion in subprime adjustable-rate mortgages to keep families in their homes. Shared expertise in helping lead national initiatives to prevent foreclosure (including HOPE NOW) and trained more than 1,300 non-profit counselors to assist struggling homeowners.
- Created a dedicated investment banking unit to support microfinance and social enterprises around the world.
- Invested $114 million in more than 2,400 not-for-profit organizations globally in nearly 500 cities across 33 countries.
- Invested more than $338 billion in low- and moderate-income communities across the U.S. in the first four years of our 10-year, $800 billion commitment. Will invest the additional $60 million allocation of New Markets Tax Credit in low-income communities.
- Increased supplier diversity spending, with more than $700 million going to minority- and women-owned businesses.

TABLE OF CONTENTS

Financial:

26 Five-year summary of consolidated financial highlights

26 Five-year stock performance

Management's discussion and analysis:

27 Introduction

28 Executive overview

31 Consolidated results of operations

36 Explanation and reconciliation of the Firm's use of non-GAAP financial measures

38 Business segment results

61 Balance sheet analysis

63 Capital management

66 Off-balance sheet arrangements and contractual cash obligations

69 Risk management

70 Liquidity risk management

73 Credit risk management

90 Market risk management

94 Private equity risk management

94 Operational risk management

95 Reputation and fiduciary risk management

96 Critical accounting estimates used by the Firm

99 Accounting and reporting developments

100 Nonexchange-traded commodity derivative contracts at fair value

101 Forward-looking statements

Audited financial statements:

102 Management's report on internal control over financial reporting

103 Report of independent registered public accounting firm

104 Consolidated financial statements

108 Notes to consolidated financial statements

Supplementary information:

179 Selected quarterly financial data

180 Selected annual financial data

181 Glossary of terms

FIVE-YEAR SUMMARY OF CONSOLIDATED FINANCIAL HIGHLIGHTS

JPMorgan Chase & Co.

(unaudited) (in millions, except per share, headcount and ratio data) As of or for the year ended December 31,	2007	2006	2005	2004[c]	Heritage JPMorgan Chase only 2003
Selected income statement data					
Total net revenue	$ 71,372	$ 61,999	$ 54,248	$ 42,736	$ 33,191
Provision for credit losses	6,864	3,270	3,483	2,544	1,540
Total noninterest expense	41,703	38,843	38,926	34,336	21,878
Income from continuing operations before income tax expense	22,805	19,886	11,839	5,856	9,773
Income tax expense	7,440	6,237	3,585	1,596	3,209
Income from continuing operations	15,365	13,649	8,254	4,260	6,564
Income from discontinued operations[a]	—	795	229	206	155
Net income	$ 15,365	$ 14,444	$ 8,483	$ 4,466	$ 6,719
Per common share					
Basic earnings per share					
Income from continuing operations	$ 4.51	$ 3.93	$ 2.36	$ 1.51	$ 3.24
Net income	4.51	4.16	2.43	1.59	3.32
Diluted earnings per share					
Income from continuing operations	$ 4.38	$ 3.82	$ 2.32	$ 1.48	$ 3.17
Net income	4.38	4.04	2.38	1.55	3.24
Cash dividends declared per share	1.48	1.36	1.36	1.36	1.36
Book value per share	36.59	33.45	30.71	29.61	22.10
Common shares outstanding					
Average: Basic	3,404#	3,470#	3,492#	2,780#	2,009#
Diluted	3,508	3,574	3,557	2,851	2,055
Common shares at period-end	3,367	3,462	3,487	3,556	2,043
Share price[b]					
High	$ 53.25	$ 49.00	$ 40.56	$ 43.84	$ 38.26
Low	40.15	37.88	32.92	34.62	20.13
Close	43.65	48.30	39.69	39.01	36.73
Market capitalization	146,986	167,199	138,387	138,727	75,025
Selected ratios					
Return on common equity ("ROE"):					
Income from continuing operations	13%	12%	8%	6%	15%
Net income	13	13	8	6	16
Return on assets ("ROA"):					
Income from continuing operations	1.06	1.04	0.70	0.44	0.85
Net income	1.06	1.10	0.72	0.46	0.87
Tier 1 capital ratio	8.4	8.7	8.5	8.7	8.5
Total capital ratio	12.6	12.3	12.0	12.2	11.8
Overhead ratio	58	63	72	80	66
Selected balance sheet data (period-end)					
Total assets	$1,562,147	$1,351,520	$1,198,942	$1,157,248	$ 770,912
Loans	519,374	483,127	419,148	402,114	214,766
Deposits	740,728	638,788	554,991	521,456	326,492
Long-term debt	183,862	133,421	108,357	95,422	48,014
Total stockholders' equity	123,221	115,790	107,211	105,653	46,154
Headcount	180,667	174,360	168,847	160,968	96,367

(a) On October 1, 2006, JPMorgan Chase & Co. completed the exchange of selected corporate trust businesses for the consumer, business banking and middle-market banking businesses of The Bank of New York Company Inc. The results of operations of these corporate trust businesses are being reported as discontinued operations for each of the periods presented.

(b) JPMorgan Chase's common stock is listed and traded on the New York Stock Exchange, the London Stock Exchange Limited and the Tokyo Stock Exchange. The high, low and closing prices of JPMorgan Chase's common stock are from The New York Stock Exchange Composite Transaction Tape.

(c) On July 1, 2004, Bank One Corporation merged with and into JPMorgan Chase. Accordingly, 2004 results include six months of the combined Firm's results and six months of heritage JPMorgan Chase results.

FIVE-YEAR STOCK PERFORMANCE

The following table and graph compare the five-year cumulative total return for JPMorgan Chase & Co. ("JPMorgan Chase" or the "Firm") common stock with the cumulative return of the S&P 500 Stock Index and the S&P Financial Index. The S&P 500 Index is a commonly referenced U.S. equity benchmark consisting of leading companies from different economic sectors. The S&P Financial Index is an index of 92 financial companies, all of which are within the S&P 500. The Firm is a component of both industry indices.

The following table and graph assumes simultaneous investments of $100 on December 31, 2002, in JPMorgan Chase common stock and in each of the above S&P indices. The comparison assumes that all dividends are reinvested.

December 31, (in dollars)	2002	2003	2004	2005	2006	2007
JPMorgan Chase	$ 100.00	$ 160.29	$ 176.27	$ 186.39	$ 234.10	**$ 217.95**
S&P Financial Index	100.00	131.03	145.29	154.74	184.50	**150.32**
S&P 500	100.00	128.68	142.68	149.69	173.33	**182.85**


December 31,
(in dollars)
JPMorgan Chase
S&P 500
S&P Financial
250
200
150
100
50
0
2002
2003
2004
2005
2006
2007

This section of the Annual Report provides management's discussion and analysis ("MD&A") of the financial condition and results of operations of JPMorgan Chase. See the Glossary of terms on pages 181–183 of definitions of terms used throughout this Annual Report. The MD&A included in this Annual Report contains statements that are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are based upon the current beliefs and expectations of JPMorgan Chase's management and are subject to significant risks and uncertainties. These risks and uncertainties could cause JPMorgan Chase's results to differ materially from those set forth in such forward-looking statements. Certain of such risks and uncertainties are described herein (see Forward-looking statements on page 101 of this Annual Report) and in the JPMorgan Chase Annual Report on Form 10-K for the year ended December 31, 2007 ("2007 Form 10-K"), in Part I, Item 1A: Risk factors, to which reference is hereby made.

INTRODUCTION

JPMorgan Chase & Co., a financial holding company incorporated under Delaware law in 1968, is a leading global financial services firm and one of the largest banking institutions in the United States of America ("U.S."), with $1.6 trillion in assets, $123.2 billion in stockholders' equity and operations worldwide. The Firm is a leader in investment banking, financial services for consumers and businesses, financial transaction processing and asset management. Under the JPMorgan and Chase brands, the Firm serves millions of customers in the U.S. and many of the world's most prominent corporate, institutional and government clients.

JPMorgan Chase's principal bank subsidiaries are JPMorgan Chase Bank, National Association ("JPMorgan Chase Bank, N.A."), a national banking association with branches in 17 states; and Chase Bank USA, National Association ("Chase Bank USA, N.A."), a national bank that is the Firm's credit card issuing bank. JPMorgan Chase's principal nonbank subsidiary is J.P. Morgan Securities Inc., the Firm's U.S. primary investment banking firm.

JPMorgan Chase's activities are organized, for management reporting purposes, into six business segments, as well as Corporate. The Firm's wholesale businesses comprise the Investment Bank, Commercial Banking, Treasury & Securities Services and Asset Management segments. The Firm's consumer businesses comprise the Retail Financial Services and Card Services segments. A description of the Firm's business segments, and the products and services they provide to their respective client bases, follows.

Investment Bank

JPMorgan is one of the world's leading investment banks, with deep client relationships and broad product capabilities. The Investment Bank's clients are corporations, financial institutions, governments and institutional investors. The Firm offers a full range of investment banking products and services in all major capital markets, including advising on corporate strategy and structure, capital raising in equity and debt markets, sophisticated risk management, market-making in cash securities and derivative instruments and research. The Investment Bank ("IB") also commits the Firm's own capital to proprietary investing and trading activities.

Retail Financial Services

Retail Financial Services ("RFS"), which includes the Regional Banking, Mortgage Banking and Auto Finance reporting segments, serves consumers and businesses through bank branches, ATMs, online banking and telephone banking. Customers can use more than 3,100 bank branches (fourth-largest nationally), 9,100 ATMs (third-largest nationally) and 290 mortgage offices. More than 13,700 branch salespeople assist customers with checking and savings accounts, mortgages, home equity and business loans and investments across the 17-state footprint from New York to Arizona. Consumers also can obtain loans through more than 14,500 auto dealerships and 5,200 schools and universities nationwide.

Card Services

With 155 million cards in circulation and more than $157 billion in managed loans, Card Services ("CS") is one of the nation's largest credit card issuers. Customers used Chase cards to meet more than $354 billion worth of their spending needs in 2007.

With hundreds of partnerships, Chase has a market leadership position in building loyalty programs with many of the world's most respected brands. The Chase-branded product line was strengthened in 2007 with enhancements to the popular Chase Freedom Program, which has generated more than one million new customers since its launch in 2006.

Chase Paymentech Solutions, LLC, a joint venture between JPMorgan Chase and First Data Corporation, is a processor of MasterCard and Visa payments, which handled more than 19 billion transactions in 2007.

Commercial Banking

Commercial Banking ("CB") serves more than 30,000 clients nationally, including corporations, municipalities, financial institutions and not-for-profit entities with annual revenue generally ranging from $10 million to $2 billion. Commercial Banking delivers extensive industry knowledge, local expertise and a dedicated service model. In partnership with the Firm's other businesses, it provides comprehensive solutions including lending, treasury services, investment banking and asset management to meet its clients' domestic and international financial needs.

Treasury & Securities Services

Treasury & Securities Services ("TSS") is a global leader in transaction, investment and information services. TSS is one of the world's largest cash management providers and a leading global custodian. Treasury Services ("TS") provides cash management, trade, wholesale card and liquidity products and services to small and mid-sized companies, multinational corporations, financial institutions and government entities. TS partners with the Commercial Banking, Retail Financial Services and Asset Management businesses to serve clients firmwide. As a result, certain TS revenue is included in other segments' results. Worldwide Securities Services ("WSS") holds, values, clears and services securities, cash and alternative investments for investors and broker-dealers, and manages depositary receipt programs globally.

Asset Management

With assets under supervision of $1.6 trillion, Asset Management ("AM") is a global leader in investment and wealth management. AM clients include institutions, retail investors and high-net-worth individuals in every major market throughout the world. AM offers global investment management in equities, fixed income, real estate, hedge funds, private equity and liquidity, including both money market instruments and bank deposits. AM also provides trust and estate and banking services to high-net-worth clients, and retirement services for corporations and individuals. The majority of AM's client assets are in actively managed portfolios.

EXECUTIVE OVERVIEW

This overview of management's discussion and analysis highlights selected information and may not contain all of the information that is important to readers of this Annual Report. For a more complete understanding of events, trends and uncertainties, as well as the capital, liquidity, credit and market risks, and the Critical accounting estimates, affecting the Firm and its various lines of business, this Annual Report should be read in its entirety.

Financial performance of JPMorgan Chase

Year ended December 31, (in millions, except per share and ratio data)	2007	2006	Change
Selected income statement data			
Total net revenue	**$ 71,372**	$ 61,999	15%
Provision for credit losses	**6,864**	3,270	110
Total noninterest expense	**41,703**	38,843	7
Income from continuing operations	**15,365**	13,649	13
Income from discontinued operations	**—**	795	NM
Net income	**15,365**	14,444	6
Diluted earnings per share			
Income from continuing operations	**$ 4.38**	$ 3.82	15%
Net income	**4.38**	4.04	8
Return on common equity			
Income from continuing operations	**13%**	12%	
Net income	**13**	13	

Business overview

JPMorgan Chase reported record Net income and record Total net revenue in 2007, exceeding the record levels achieved in 2006. Net income in 2007 was $15.4 billion, or $4.38 per share, and Total net revenue was $71.4 billion, compared with Net income of $14.4 billion, or $4.04 per share, and Total net revenue of $62.0 billion for 2006. The return on common equity was 13% in both years. Reported results in 2006 included $795 million of income from discontinued operations related to the exchange of selected corporate trust businesses for the consumer, business banking and middle-market banking businesses of The Bank of New York. Income from continuing operations in 2006 was $13.6 billion, or $3.82 per share. For a detailed discussion of the Firm's consolidated results of operations, see pages 31–35 of this Annual Report.

The Firm's results over the past several years have benefited from growth in the global economy and, most importantly, from the management team's focus on driving organic revenue growth and improving operating margins by investing in each line of business, reducing waste, efficiently using the Firm's balance sheet and successfully completing the integration plan for the merger of Bank One Corporation with and into JPMorgan Chase on July 1, 2004 ("the Merger"). The success in executing on this agenda in 2007 is reflected in the strong organic growth experienced by all of our businesses including: record levels of advisory fees, equity underwriting fees and equity markets revenue; double-digit revenue growth in Retail Financial Services, Treasury & Securities Services and Asset Management; and improved operating margins in most businesses. This improved performance was driven by growth in key business metrics including: double-digit growth in deposit and loan balances; 127 new branches and 680 additional ATMs; 15% growth in assets under custody; $115 billion of net assets under management inflows; 16 million new credit card accounts with 1.4 million sold in branches; and nearly doubling real estate mortgage origination market share to 11% during the fourth quarter of 2007. At the same time the Firm increased loan loss reserve levels, and maintained strong capital ratios and ample levels of liquidity as part of its commitment to maintaining a strong balance sheet.

During 2007, the Firm also continued to create a stronger infrastructure. The Firm successfully completed the in-sourcing of its credit card processing platform, which will allow for faster introduction of new and enhanced products and services. In addition, with the successful completion of the systems conversion and rebranding for 339 former Bank of New York branches and the conversion of the wholesale deposit system (the last significant Merger event which affected more than $180 billion in customer balances), the Firm's consumer and wholesale customers throughout the U.S. now have access to over 3,100 branches and 9,100 ATMs in 17 states, all of which are on common computer systems. With Merger integration activity completed by the end of 2007, the Firm fully realized its established merger-related expense savings target of $3.0 billion. To achieve these merger-related savings, the Firm expensed Merger costs of $209 million during 2007, bringing the total cumulative amount expensed since the Merger announcement to approximately $3.6 billion (including costs associated with the Bank of New York transaction and capitalized costs). With the completion of all Merger integration activity, no further Merger costs will be incurred.

In 2007, the global economy continued to expand and inflation remained well-contained despite ongoing price pressures on energy and agricultural commodities. Developing economies maintained strong momentum throughout the year, but the industrial economies slowed in the second half of the year in response to weak housing conditions, monetary tightening by several central banks, rising petroleum prices and tightening credit conditions. The U.S. housing market for the first time in decades experienced a decline in average home prices with some specific markets declining by double-digit percentages. Despite the slowdown in the industrial economies, labor markets remained relatively healthy, supporting ongoing solid, though slowing consumer spending. Substantial financial losses related to U.S. subprime mortgage loans triggered a flight to quality in global financial markets late in the summer. In addition, during the second half of the year, pressures in interbank funding markets increased, credit spreads widened significantly and credit was difficult to obtain for some less creditworthy wholesale and consumer borrowers. Central banks took a number of actions to counter pressures in funding markets, including reducing interest rates and suspending further tightening actions. Capital markets activity increased significantly in the first half of 2007, but declined over the second half of the year amid difficult mortgage and credit market conditions. Despite the volatility in capital markets activity, U.S. and international equity markets performance was strong, with the U.S. stock market reaching an all-time record in October; however, the stock market pulled back from the record level by the end of the year. The S&P 500 and international indices were up, on average, approximately 8% during 2007.

The Firm's improved performance in 2007 benefited both from the investments made in each business and the overall global economic environment. The continued overall expansion of the U.S. and global economies, overall increased level of capital markets activity and positive performance in equity markets helped to drive new business volume and organic growth within each of the Firm's businesses. These benefits were tempered by the capital markets environment in the second half of the year and the continued weakness in the U.S. housing market. The Investment Bank's lower results were significantly affected by the uncertain and extremely volatile capital markets environment, which resulted in significant markdowns on leveraged lending, subprime positions and securitized products. Retail Financial Services reported lower earnings, reflecting an increase in the Provision for credit losses and higher net charge-offs for the home equity and subprime mortgage loan portfolios related to the weak housing market. Card Services earnings also decreased driven by an increased Provision for credit losses, reflecting a higher level of net charge-offs. The other lines of business each posted improved results versus 2006. Asset Management, Treasury & Securities Services and Commercial Banking reported record revenue and earnings in 2007, and Private Equity posted very strong results.

The discussion that follows highlights the performance of each business segment compared with the prior year, and discusses results on a managed basis unless otherwise noted. For more information about managed basis, see Explanation and reconciliation of the Firm's use of non-GAAP financial measures on pages 36–37 of this Annual Report.

Investment Bank net income decreased from the prior year, driven by lower Total net revenue and a higher Provision for credit losses. The decline in Total net revenue was driven by lower Fixed Income Markets revenue due to markdowns on subprime positions, including subprime collateralized debt obligations ("CDOs"); markdowns on leverage lending funded loans and unfunded commitments; markdowns in securitized products on nonsubprime mortgages and weak credit trading performance. Partially offsetting the decline in revenue were strong investment banking fees, driven by record advisory and record equity underwriting fees; record Equity Markets revenue, which benefited from strong client activity and record trading results; and record revenue in currencies and strong revenue in rates. The Provision for credit losses rose due to an increase in the Allowance for credit losses, primarily resulting from portfolio activity, which included the effect of the weakening credit environment, and portfolio growth.

Retail Financial Services net income declined compared with the prior year. Growth in Total net revenue was more than offset by a significant increase in the Provision for credit losses and higher Total noninterest expense. The increase in Total net revenue was due to higher net mortgage servicing revenue; higher deposit-related fees; the absence of prior-year losses related to mortgage loans transferred to held-for-sale; wider spreads on loans; and higher deposit balances. Revenue also benefited from the Bank of New York transaction and the classification of certain mortgage loan origination costs as expense due to the adoption of SFAS 159. The increase in the Provision for credit losses was due primarily to an increase in the Allowance for loan losses related to home equity loans and subprime mortgage loans, as weak housing prices throughout the year resulted in an increase in estimated losses for both categories of loans. Total noninterest expense increased due to the Bank of New York transaction, the classification of certain loan origination costs as expense due to the adoption of SFAS 159 ("Fair Value Option"), investments in the retail distribution network and higher mortgage production and servicing expense. These increases were offset partially by the sale of the insurance business.

Card Services net income declined compared with the prior year due to an increase in the Provision for credit losses, partially offset by Total net managed revenue growth and a reduction in Total noninterest expense. The growth in Total net managed revenue reflected a higher level of fees, growth in average loan balances and increased net interchange income. These benefits were offset partially by narrower loan spreads, the discontinuation of certain billing practices (including the elimination of certain over-limit fees and the two-cycle billing method for calculating finance charges) and the effect of higher revenue reversals associated with higher charge-offs. The Managed provision for credit losses increased primarily due to a higher level of net charge-offs (the prior year benefited from the change in bankruptcy legislation in the fourth quarter of 2005) and an increase in the allowance for loan losses driven by higher estimated net charge-offs in the portfolio. Total noninterest expense declined from 2006, primarily due to lower marketing expense and lower fraud-related expense, partially offset by higher volume-related expense.

Commercial Banking posted record net income as record Total net revenue was offset partially by a higher Provision for credit losses. Total net revenue reflected growth in liability balances and loans, increased deposit-related fees and higher investment banking revenue. These benefits were offset partially by a continued shift to narrower-spread liability products and spread compression in the loan and liability portfolios. The Provision for credit losses increased from the prior year, reflecting portfolio activity, including slightly lower credit quality, as well as growth in loan balances. Total noninterest expense decreased slightly, as lower compensation expense was offset by higher volume-related expense related to the Bank of New York transaction.

Treasury & Securities Services generated record net income driven by record Total net revenue, partially offset by higher Total noninterest expense. Total net revenue benefited from increased product usage by new and existing clients, market appreciation, wider spreads in securities lending, growth in electronic volumes and higher liability balances. These benefits were offset partially by spread compression and a shift to narrower-spread liability products. Total noninterest expense increased due primarily to higher expense related to business and volume growth, as well as investment in new product platforms.

Asset Management produced record net income, which benefited from record Total net revenue, partially offset by higher Total noninterest expense. Total net revenue grew as a result of increased assets under management, higher performance and placement fees, and higher deposit and loan balances. Total noninterest expense was up, largely due to higher performance-based compensation expense and investments in all business segments.

Corporate net income increased from the prior year due primarily to increased Total net revenue. Total net revenue growth was driven by significantly higher Private Equity gains compared with the prior year, reflecting a higher level of gains and the change in classification of carried interest to compensation expense. Revenue also benefited from a higher level of security gains and an improved net interest spread. Total noninterest expense increased due primarily to higher net litigation expense driven by credit card-related litigation and higher compensation expense.

Income from discontinued operations was $795 million in 2006, which included a one-time gain of $622 million from the sale of selected corporate trust businesses. Discontinued operations (included in the Corporate segment results) included the income statement activity of selected corporate trust businesses sold to The Bank of New York in October 2006.

The Firm's Managed provision for credit losses was $9.2 billion compared with $5.5 billion in the prior year, reflecting increases in both the wholesale and consumer provisions. The total consumer Managed provision for credit losses was $8.3 billion, compared with $5.2 billion in the prior year. The higher provision primarily reflected increases in the Allowance for credit losses largely related to home equity, credit card and subprime mortgage loans and higher net charge-offs. Consumer managed net charge-offs were $6.8 billion in 2007, compared with $5.3 billion in 2006, resulting in managed net charge-off rates of 1.97% and 1.60%, respectively. The wholesale Provision for credit losses was $934 million, compared with $321 million in the prior year. The increase was due primarily to a higher Allowance for credit losses, resulting primarily from portfolio activity, including the effect of the weakening credit environment, and portfolio growth. Wholesale net charge-offs were $72 million in 2007 (net charge-off rate of 0.04%), compared with net recoveries of $22 million in 2006 (net recovery rate of 0.01%). In total, the Firm increased its Allowance for credit losses in 2007 by $2.3 billion, bringing the balance of the allowance to $10.1 billion at December 31, 2007.

The Firm had, at year end, Total stockholders' equity of $123.2 billion and a Tier 1 capital ratio of 8.4%. The Firm purchased $8.2 billion, or 168 million shares, of its common stock during the year.

2008 Business outlook

The following forward-looking statements are based upon the current beliefs and expectations of JPMorgan Chase's management and are subject to significant risks and uncertainties. These risks and uncertainties could cause JPMorgan Chase's results to differ materially from those set forth in such forward-looking statements.

JPMorgan Chase's outlook for 2008 should be viewed against the backdrop of the global and U.S. economies (which currently are extremely volatile), financial markets activity (including interest rate movements), the geopolitical environment, the competitive environment and client activity levels. Each of these linked factors will affect the performance of the Firm's lines of business. The Firm currently anticipates a lower level of growth globally and in the U.S. during 2008 and increased credit costs in all businesses. The slower the growth is, or the weaker the economic conditions are, compared with current forecasts, the more the Firm's financial results could be adversely affected.

The consumer Provision for credit losses could increase substantially as a result of a higher level of losses in Retail Financial Services' $94.8 billion home equity loan portfolio and growth and increased losses in the $15.5 billion retained subprime mortgage loan portfolio. Given the potential stress on the consumer from continued downward pressure on housing prices and the elevated inventory of unsold houses nationally, management remains extremely cautious with respect to the home equity and subprime mortgage portfolios. Economic data released in early 2008, including continued declines in housing prices and increasing unemployment, indicate that losses will likely continue to rise in the home equity portfolio. In addition, the consumer provision could increase due to a higher level of net charge-offs in Card Services. Based on management's current economic outlook, home equity losses for the first quarter of 2008 could be approximately $450 million and net charge-offs could potentially double from this level by the fourth quarter of 2008, and the net charge-off rate for Card Services could potentially increase to approximately 4.50% of managed loans in the first half of 2008 and to approximately 5.00% by the end of 2008. Net charge-offs for home equity and card services could be higher than management's current expectations depending on such factors as changes in housing prices, unemployment levels and consumer behavior. The wholesale Provision for credit losses may also increase over time as a result of loan growth, portfolio activity and changes in underlying credit conditions.

The Investment Bank enters 2008 with the capital markets still being affected by the disruption in the credit and mortgage markets, as well as by overall lower levels of liquidity and wider credit spreads, all of which could potentially lead to reduced levels of client activity, difficulty in syndicating leveraged loans, lower investment banking fees and lower trading revenue. While some leveraged finance loans were sold during the fourth quarter of 2007, the Firm held $26.4 billion of leveraged loans and unfunded commitments as held-for-sale as of December 31, 2007. Markdowns in excess of 6% have been taken on the leveraged lending positions as of year-end 2007. These positions are difficult to hedge effectively and as market conditions have continued to deteriorate in the first quarter of 2008, it is likely there will be further markdowns on this asset class. In January 2008, the Firm decided, based on its view of potential relative returns, to retain for investment $4.9 billion of the leveraged lending portfolio that had been previously held-for-sale. The Investment Bank also held, at year end, an aggregate $2.7 billion of subprime CDOs and other subprime-related exposures which could also be negatively affected by market conditions during 2008. While these positions are substantially hedged (none of the hedges include insurance from monoline insurance companies), there can be no assurance that the Firm will not incur additional losses on these positions, as these markets are illiquid and further writedowns may be necessary. Other exposures as of December 31, 2007 that have higher levels of risk given the current market environment include CDO warehouse and trading positions of $5.5 billion (over 90% corporate loans and bonds); Commercial Mortgage-Backed Securities ("CMBS") exposure of $15.5 billion; and $6.4 billion of Alt-A mortgage positions.

A weaker economy and lower equity markets in 2008 would also adversely affect business volumes, assets under custody and assets under management in Asset Management and Treasury & Securities Services. Management continues to believe that the net loss in Treasury and Other Corporate on a combined basis will be approximately $50 million to $100 million per quarter over time. Private equity results, which are dependent upon the capital markets, could continue to be volatile and may be significantly lower in 2008 than in 2007. For the first quarter of 2008, private equity gains are expected to be minimal.

CONSOLIDATED RESULTS OF OPERATIONS

The following section provides a comparative discussion of JPMorgan Chase's Consolidated results of operations on a reported basis for the three-year period ended December 31, 2007. Factors that relate primarily to a single business segment are discussed in more detail within that business segment than they are in this consolidated section. For a discussion of the Critical accounting estimates used by the Firm that affect the Consolidated results of operations, see pages 96–98 of this Annual Report.

Revenue

Year ended December 31, (in millions)	2007	2006	2005
Investment banking fees	**$ 6,635**	$ 5,520	$ 4,088
Principal transactions	**9,015**	10,778	8,072
Lending & deposit-related fees	**3,938**	3,468	3,389
Asset management, administration and commissions	**14,356**	11,855	9,988
Securities gains (losses)	**164**	(543)	(1,336)
Mortgage fees and related income	**2,118**	591	1,054
Credit card income	**6,911**	6,913	6,754
Other income	**1,829**	2,175	2,684
Noninterest revenue	**44,966**	40,757	34,693
Net interest income	**26,406**	21,242	19,555
Total net revenue	**$71,372**	$61,999	$54,248

2007 compared with 2006

Total net revenue of $71.4 billion was up $9.4 billion, or 15%, from the prior year. Higher Net interest income, very strong private equity gains, record Asset management, administration and commissions revenue, higher Mortgage fees and related income and record Investment banking fees contributed to the revenue growth. These increases were offset partially by lower trading revenue.

Investment banking fees grew in 2007 to a level higher than the previous record set in 2006. Record advisory and equity underwriting fees drove the results, partially offset by lower debt underwriting fees. For a further discussion of Investment banking fees, which are primarily recorded in IB, see the IB segment results on pages 40–42 of this Annual Report.

Principal transactions revenue consists of trading revenue and private equity gains. Trading revenue declined significantly from the 2006 level, primarily due to markdowns in IB of $1.4 billion (net of hedges) on subprime positions, including subprime CDOs, and $1.3 billion (net of fees) on leveraged lending funded loans and unfunded commitments. Also in IB, markdowns in securitized products on nonsubprime mortgages and weak credit trading performance more than offset record revenue in currencies and strong revenue in both rates and equities. Equities benefited from strong client activity and record trading results across all products. IB's Credit Portfolio results increased compared with the prior year, primarily driven by higher revenue from risk management activities. The increase in private equity gains from 2006 reflected a significantly higher level of gains, the classification of certain private equity carried interest as Compensation expense and a fair value adjustment in the first quarter of 2007 on nonpublic private equity investments resulting from the adoption of SFAS 157 ("Fair Value Measurements"). For a further discussion of Principal transactions revenue, see the IB and Corporate segment results on pages 40–42 and 59–60, respectively, and Note 6 on page 122 of this Annual Report.

Lending & deposit-related fees rose from the 2006 level, driven primarily by higher deposit-related fees and the Bank of New York transaction. For a further discussion of Lending & deposit-related fees, which are mostly recorded in RFS, TSS and CB, see the RFS segment results on pages 43–48, the TSS segment results on pages 54–55, and the CB segment results on pages 52–53 of this Annual Report.

Asset management, administration and commissions revenue reached a level higher than the previous record set in 2006. Increased assets under management and higher performance and placement fees in AM drove the record results. The 18% growth in assets under management from year-end 2006 came from net asset inflows and market appreciation across all segments: Institutional, Retail, Private Bank and Private Client Services. TSS also contributed to the rise in Asset management, administration and commissions revenue, driven by increased product usage by new and existing clients and market appreciation on assets under custody. Finally, commissions revenue increased, due mainly to higher brokerage transaction volume (primarily included within Fixed Income and Equity Markets revenue of IB), which more than offset the sale of the insurance business by RFS in the third quarter of 2006 and a charge in the first quarter of 2007 resulting from accelerated surrenders of customer annuities. For additional information on these fees and commissions, see the segment discussions for IB on pages 40–42, RFS on pages 43–48, TSS on pages 54–55, and AM on pages 56–58, of this Annual Report.

The favorable variance resulting from Securities gains in 2007 compared with Securities losses in 2006 was primarily driven by improvements in the results of repositioning of the Treasury investment securities portfolio. Also contributing to the positive variance was a $234 million gain from the sale of MasterCard shares. For further discussion of Securities gains (losses), which are mostly recorded in the Firm's Treasury business, see the Corporate segment discussion on pages 59–60 of this Annual Report.

Mortgage fees and related income increased from the prior year as mortgage servicing rights ("MSRs") asset valuation adjustments and growth in third-party mortgage loans serviced drove an increase in net mortgage servicing revenue. Production revenue also grew, as an increase in mortgage loan originations and the classification of certain loan origination costs as expense (loan origination costs previously netted against revenue commenced being recorded as an expense in the first quarter of 2007 due to the adoption of SFAS 159) more than offset markdowns on the mortgage warehouse and pipeline. For a discussion of Mortgage fees and related income, which is recorded primarily in RFS's Mortgage Banking business, see the Mortgage Banking discussion on pages 46–47 of this Annual Report.

Credit card income remained relatively unchanged from the 2006 level, as lower servicing fees earned in connection with securitization activities, which were affected unfavorably by higher net credit losses and narrower loan margins, were offset by increases in net interchange income earned on the Firm's credit and debit cards. For further discussion of Credit card income, see CS's segment results on pages 49–51 of this Annual Report.

Other income declined compared with the prior year, driven by lower gains from loan sales and workouts, and the absence of a $103 million gain in the second quarter of 2006 related to the sale of MasterCard shares in its initial public offering. (The 2007 gain on the sale of MasterCard shares was recorded in Securities gains (losses) as the shares were transferred to the available-for-sale ("AFS") portfolio subsequent to the IPO.) Increased income from automobile operating leases and higher gains on the sale of leveraged leases and education loans partially offset the decline.

Net interest income rose from the prior year, primarily due to the following: higher trading-related Net interest income, due to a shift of Interest expense to Principal transactions revenue (related to certain IB structured notes to which fair value accounting was elected in connection with the adoption of SFAS 159); growth in liability and deposit balances in the wholesale and consumer businesses; a higher level of credit card loans; the impact of the Bank of New York transaction; and an improvement in Treasury's net interest spread. These benefits were offset partly by a shift to narrower-spread deposit and liability products. The Firm's total average interest-earning assets for 2007 were $1.1 trillion, up 12% from the prior year. The increase was primarily driven by higher Trading assets – debt instruments, Loans, and AFS securities, partially offset by a decline in Interests in purchased receivables as a result of the restructuring and deconsolidation during the second quarter of 2006 of certain multi-seller conduits that the Firm administered. The net interest yield on these assets, on a fully taxable equivalent basis, was 2.39%, an increase of 23 basis points from the prior year, due in part to the adoption of SFAS 159.

2006 compared with 2005

Total net revenue for 2006 was $62.0 billion, up $7.8 billion, or 14%, from the prior year. The increase was due to higher Principal transactions revenue, primarily from strong trading results, higher Asset management, administration and commission revenue and growth in Investment banking fees. Also contributing to the increase was higher Net interest income and lower securities portfolio losses. These improvements were offset partially by a decline in Other income partly as a result of the gain recognized in 2005 on the sale of BrownCo, the on-line deep discount brokerage business, and lower Mortgage fees and related income.

The increase in Investment banking fees was driven by strong growth in debt and equity underwriting, as well as advisory fees. For further discussion of Investment banking fees, which are primarily recorded in IB, see the IB segment results on pages 40–42 of this Annual Report.

Revenue from Principal transactions activities increased compared with the prior year, partly driven by strong trading revenue results due to improved performance in IB Equity and Fixed income markets, partially offset by lower private equity gains. For a further discussion of Principal transactions revenue, see the IB and Corporate segment results on pages 40–42 and 59–60, respectively, and Note 6 on page 122 of this Annual Report.

Lending & deposit-related fees rose slightly in comparison with the prior year as a result of higher fee income on deposit-related fees and, in part, from the Bank of New York transaction. For a further discussion of Lending & deposit-related fees, which are mostly recorded in RFS, TSS and CB, see the RFS segment results on pages 43–48, the TSS segment results on pages 54–55, and the CB segment results on pages 52–53 of this Annual Report.

The increase in Asset management, administration and commissions revenue in 2006 was driven by growth in assets under management in AM, which exceeded $1 trillion at the end of 2006, higher equity-related commissions in IB and higher performance and placement fees. The growth in assets under management reflected new asset inflows in the Institutional and Retail segments. TSS also contributed to the rise in Asset management, administration and commissions revenue, driven by increased product usage by new and existing clients and market appreciation on assets under custody. In addition, commissions in the IB rose as a result of strength across regions, partly offset by the sale of the insurance business and BrownCo. For additional information on these fees and commissions, see the segment discussions for IB on pages 40–42, RFS on pages 43–48, TSS on pages 54–55, and AM on pages 56–58, of this Annual Report.

The favorable variance in Securities gains (losses) was due primarily to lower Securities losses in Treasury in 2006 from portfolio repositioning activities in connection with the management of the Firm's assets and liabilities. For a further discussion of Securities gains (losses), which are mostly recorded in the Firm's Treasury business, see the Corporate segment discussion on pages 59–60 of this Annual Report.

Mortgage fees and related income declined in comparison with the prior year, reflecting a reduction in net mortgage servicing revenue and higher losses on mortgage loans transferred to held-for-sale. These declines were offset partly by growth in production revenue as a result of a higher volume of loan sales and wider gain on sale margins. For a discussion of Mortgage fees and related income, which is recorded primarily in RFS's Mortgage Banking business, see the Mortgage Banking discussion on pages 46–47 of this Annual Report.

Credit card income increased from the prior year, primarily from higher customer charge volume that favorably affected interchange income and servicing fees earned in connection with securitization activities, which benefited from lower credit losses incurred on securitized credit card loans. These increases were offset partially by increases in volume-driven payments to partners, expense related to reward programs, and interest paid to investors in securitized loans. Credit card income also was affected negatively by the deconsolidation of Paymentech in the fourth quarter of 2005.

The decrease in Other income compared with the prior year was due to a $1.3 billion pretax gain recognized in 2005 on the sale of BrownCo and lower gains from loan workouts. Partially offsetting these two items were higher automobile operating lease revenue; an increase in equity investment income, in particular, from Chase Paymentech Solutions, LLC; and a pretax gain of $103 million on the sale of MasterCard shares in its initial public offering.

Net interest income rose compared with the prior year due largely to improvement in Treasury's net interest spread and increases in wholesale liability balances, wholesale and consumer loans, AFS securities and consumer deposits. Increases in consumer and wholesale loans and deposits included the impact of the Bank of New York transaction. These increases were offset partially by narrower spreads on both trading-related assets and loans, a shift to narrower-spread deposits products, RFS's sale of the insurance business and the absence of BrownCo in AM. The Firm's total average interest-earning assets in 2006 were $995.5 billion, up 11% from the prior year, primarily as a result of an increase in loans and other liquid earning assets, partially offset by a decline in Interests in purchased receivables as a result of the restructuring and deconsolidation during the second quarter of 2006 of certain multi-seller conduits that the Firm administered. The net yield on interest-earning assets, on a fully taxable-equivalent basis, was 2.16%, a decrease of four basis points from the prior year.

Provision for credit losses

Year ended December 31, (in millions)	**2007**	2006	2005
Provision for credit losses	**$6,864**	$3,270	$3,483

2007 compared with 2006

The Provision for credit losses in 2007 rose $3.6 billion from the prior year due to increases in both the consumer and wholesale provisions. The increase in the consumer provision from the prior year was largely due to an increase in estimated losses related to home equity, credit card and subprime mortgage loans. Credit card net charge-offs in 2006 benefited following the change in bankruptcy legislation in the fourth quarter of 2005. The increase in the wholesale provision from the prior year primarily reflected an increase in the Allowance for credit losses due to portfolio activity, which included the effect of the weakening credit environment and portfolio growth. For a more detailed discussion of the loan portfolio and the Allowance for loan losses, see the segment discussions for RFS on pages 43–48, CS on pages 49–51, IB on pages 40–42, CB on pages 52–53 and Credit risk management on pages 73–89 of this Annual Report.

2006 compared with 2005

The Provision for credit losses in 2006 declined $213 million from the prior year due to a $1.3 billion decrease in the consumer Provision for credit losses, partly offset by a $1.1 billion increase in the wholesale Provision for credit losses. The decrease in the consumer provision was driven by CS, reflecting lower bankruptcy-related losses, partly offset by higher contractual net charge-offs. The 2005 consumer provision also reflected a $350 million special provision related to Hurricane Katrina, a portion of which was released in 2006. The increase in the wholesale provision was due primarily to portfolio activity, partly offset by a decrease in nonperforming loans. The benefit in 2005 was due to strong credit quality, reflected in significant reductions in criticized exposure and nonperforming loans. Credit quality in the wholesale portfolio was stable.

Noninterest expense

Year ended December 31, (in millions)	**2007**	2006	2005
Compensation expense	**$22,689**	$21,191	$18,065
Occupancy expense	**2,608**	2,335	2,269
Technology, communications and equipment expense	**3,779**	3,653	3,602
Professional & outside services	**5,140**	4,450	4,662
Marketing	**2,070**	2,209	1,917
Other expense	**3,814**	3,272	6,199
Amortization of intangibles	**1,394**	1,428	1,490
Merger costs[a]	**209**	305	722
Total noninterest expense	**$41,703**	$38,843	$38,926

(a) On July 1, 2004, Bank One Corporation merged with and into JPMorgan Chase.

2007 compared with 2006

Total noninterest expense for 2007 was $41.7 billion, up $2.9 billion, or 7%, from the prior year. The increase was driven by higher Compensation expense, as well as investments across the business segments and acquisitions.

The increase in Compensation expense from 2006 was primarily the result of investments and acquisitions in the businesses, including additional headcount from the Bank of New York transaction; the classification of certain private equity carried interest from Principal transactions revenue; the classification of certain loan origination costs (loan origination costs previously netted against revenue commenced being recorded as an expense in the first quarter of 2007 due to the adoption of SFAS 159); and higher performance-based incentives. Partially offsetting these increases were business divestitures and continuing business efficiencies.

The increase in Occupancy expense from 2006 was driven by ongoing investments in the businesses; in particular, the retail distribution network and the Bank of New York transaction.

Technology, communications and equipment expense increased compared with 2006, due primarily to higher depreciation expense on owned automobiles subject to operating leases in the Auto Finance business in RFS and technology investments to support business growth. Continuing business efficiencies partially offset these increases.

Professional & outside services rose from the prior year, primarily reflecting higher brokerage expense and credit card processing costs resulting from growth in transaction volume. Investments in the businesses and acquisitions also contributed to the increased expense.

Marketing expense declined compared with 2006 due largely to lower credit card marketing expense.

The increase in Other expense from the 2006 level was driven by increased net legal-related costs reflecting a lower level of insurance recoveries and higher expense, which included the cost of credit card-related litigation. Also contributing to the increase were business growth and investments in the businesses, offset partially by the sale of the insurance business at the beginning of the third quarter of 2006, lower credit card fraud-related losses and continuing business efficiencies.

For a discussion of Amortization of intangibles and Merger costs, refer to Note 18 and Note 11 on pages 154–157 and 134, respectively, of this Annual Report.

2006 compared with 2005

Total noninterest expense for 2006 was $38.8 billion, down slightly from the prior year. The decrease was due to material litigation-related insurance recoveries of $512 million in 2006 compared with a net charge of $2.6 billion (includes $208 million of material litigation-related insurance recoveries) in 2005, primarily associated with the settlement of the Enron Corp. and its subsidiaries ("Enron") and WorldCom class action litigations and for certain other material legal proceedings. Also contributing to the decrease were lower Merger costs, the deconsolidation of Paymentech, the sale of the insurance business, and merger-related savings and operating efficiencies. These items were offset mostly by higher performance-based compensation and incremental expense of $712 million related to the adoption of SFAS 123R, the impact of acquisitions and investments in the businesses, and higher marketing expenditures.

The increase in Compensation expense from the prior year was primarily a result of higher performance-based incentives, incremental expense related to SFAS 123R of $712 million for 2006, and additional headcount in connection with growth in business volume, acquisitions, and investments in the businesses. These increases were offset partially by merger-related savings and other expense efficiencies throughout the Firm. For a detailed discussion of the adoption of SFAS 123R and employee stock-based incentives, see Note 10 on pages 131–133 of this Annual Report.

The increase in Occupancy expense from the prior year was due to ongoing investments in the retail distribution network, which included the incremental expense from The Bank of New York branches, partially offset by merger-related savings and other operating efficiencies.

The slight increase in Technology, communications and equipment expense for 2006 was due primarily to higher depreciation expense on owned automobiles subject to operating leases and higher technology investments to support business growth, partially offset by merger-related savings and continuing business efficiencies.

Professional & outside services decreased from the prior year due to merger-related savings and continuing business efficiencies, lower legal fees associated with several legal matters settled in 2005 and the Paymentech deconsolidation. The decrease was offset partly by acquisitions and investments in the businesses.

Marketing expense was higher compared with the prior year, reflecting the costs of credit card campaigns.

Other expense was lower due to significant litigation-related charges of $2.8 billion in the prior year, associated with the settlement of the Enron and WorldCom class action litigations and certain other material legal proceedings. In addition, the Firm recognized insurance recoveries of $512 million and $208 million, in 2006 and 2005, respectively, pertaining to certain material litigation matters. For further discussion of litigation, refer to Note 29 on pages 167–168 of this Annual Report. Also contributing to the decline from the prior year were charges of $93 million in connection with the termination of a client contract in TSS in 2005; and in RFS, the sale of the insurance business in the third quarter of 2006. These items were offset partially by higher charges related to other litigation, and the impact of growth in business volume, acquisitions and investments in the businesses.

For a discussion of Amortization of intangibles and Merger costs, refer to Note 18 and Note 11 on pages 154–157 and 134, respectively, of this Annual Report.

Income tax expense

The Firm's Income from continuing operations before income tax expense, Income tax expense and effective tax rate were as follows for each of the periods indicated.

Year ended December 31, (in millions, except rate)	2007	2006	2005
Income from continuing operations before income tax expense	**$22,805**	$19,886	$11,839
Income tax expense	**7,440**	6,237	3,585
Effective tax rate	**32.6%**	31.4%	30.3%

2007 compared with 2006

The increase in the effective tax rate for 2007, as compared with the prior year, was primarily the result of higher reported pretax income combined with changes in the proportion of income subject to federal, state and local taxes. Also contributing to the increase in the effective tax rate was the recognition in 2006 of $367 million of benefits related to the resolution of tax audits.

For further discussion of income taxes, see Critical accounting estimates and Note 26 on pages 96–98 and 164–165, respectively, of this Annual Report.

2006 compared with 2005

The increase in the effective tax rate for 2006, as compared with the prior year, was primarily the result of higher reported pretax income combined with changes in the proportion of income subject to federal, state and local taxes. Also contributing to the increase in the effective tax rate were the litigation charges in 2005 and lower Merger costs, reflecting a tax benefit at a 38% marginal tax rate, partially offset by benefits related to tax audit resolutions of $367 million in 2006.

Income from discontinued operations

As a result of the transaction with The Bank of New York on October 1, 2006, the results of operations of the selected corporate trust businesses (i.e., trustee, paying agent, loan agency and document management services) were reported as discontinued operations.

The Firm's Income from discontinued operations was as follows for each of the periods indicated.

Year ended December 31, (in millions)	2007	2006	2005
Income from discontinued operations	**$ —**	$795	$229

The increase in 2006 was due primarily to a gain of $622 million from exiting selected corporate trust businesses in the fourth quarter of 2006.

EXPLANATION AND RECONCILIATION OF THE FIRM'S USE OF NON-GAAP FINANCIAL MEASURES

The Firm prepares its Consolidated financial statements using accounting principles generally accepted in the United States of America ("U.S. GAAP"); these financial statements appear on pages 104–107 of this Annual Report. That presentation, which is referred to as "reported basis," provides the reader with an understanding of the Firm's results that can be tracked consistently from year to year and enables a comparison of the Firm's performance with other companies' U.S. GAAP financial statements.

In addition to analyzing the Firm's results on a reported basis, management reviews the Firm's and the lines' of business results on a "managed" basis, which is a non-GAAP financial measure. The Firm's definition of managed basis starts with the reported U.S. GAAP results and includes certain reclassifications that assume credit card loans securitized by CS remain on the balance sheet and presents revenue on a fully taxable-equivalent ("FTE") basis. These adjustments do not have any impact on Net income as reported by the lines of business or by the Firm as a whole.

The presentation of CS results on a managed basis assumes that credit card loans that have been securitized and sold in accordance with SFAS 140 still remain on the Consolidated balance sheets and that the earnings on the securitized loans are classified in the same manner as the earnings on retained loans recorded on the Consolidated balance sheets. JPMorgan Chase uses the concept of managed basis to evaluate the credit performance and overall financial performance of the entire managed credit card portfolio. Operations are funded and decisions are made about allocating resources, such as employees and capital, based upon managed financial information. In addition, the same underwriting standards

The following summary table provides a reconciliation from the Firm's reported U.S. GAAP results to managed basis.

(Table continues on next page)

Year ended December 31, (in millions, except per share and ratio data)	2007 Reported results	Credit card[b]	Fully tax-equivalent adjustments	Managed basis	2006 Reported results	Credit card[b]	Fully tax-equivalent adjustments	Managed basis
Revenue								
Investment banking fees	$ 6,635	$ —	$ —	$ 6,635	$ 5,520	$ —	$ —	$ 5,520
Principal transactions	9,015	—	—	9,015	10,778	—	—	10,778
Lending & deposit-related fees	3,938	—	—	3,938	3,468	—	—	3,468
Asset management, administration and commissions	14,356	—	—	14,356	11,855	—	—	11,855
Securities gains (losses)	164	—	—	164	(543)	—	—	(543)
Mortgage fees and related income	2,118	—	—	2,118	591	—	—	591
Credit card income	6,911	(3,255)	—	3,656	6,913	(3,509)	—	3,404
Other income	1,829	—	683	2,512	2,175	—	676	2,851
Noninterest revenue	44,966	(3,255)	683	42,394	40,757	(3,509)	676	37,924
Net interest income	26,406	5,635	377	32,418	21,242	5,719	228	27,189
Total net revenue	71,372	2,380	1,060	74,812	61,999	2,210	904	65,113
Provision for credit losses	6,864	2,380	—	9,244	3,270	2,210	—	5,480
Noninterest expense	41,703	—	—	41,703	38,843	—	—	38,843
Income from continuing operations before income tax expense	22,805	—	1,060	23,865	19,886	—	904	20,790
Income tax expense	7,440	—	1,060	8,500	6,237	—	904	7,141
Income from continuing operations	15,365	—	—	15,365	13,649	—	—	13,649
Income from discontinued operations	—	—	—	—	795	—	—	795
Net income	$ 15,365	$ —	$ —	$ 15,365	$ 14,444	$ —	$ —	$ 14,444
Income from continuing operations – diluted earnings per share	$ 4.38	$ —	$ —	$ 4.38	$ 3.82	$ —	$ —	$ 3.82
Return on common equity[a]	13%	—%	—%	13%	12%	—%	—%	12%
Return on common equity less goodwill[a]	21	—	—	21	20	—	—	20
Return on assets[a]	1.06	NM	NM	1.01	1.04	NM	NM	1.00
Overhead ratio	58	NM	NM	56	63	NM	NM	60
Loans–Period-end	$ 519,374	$72,701	$ —	$ 592,075	$ 483,127	$ 66,950	$ —	$ 550,077
Total assets – average	1,455,044	66,780	—	1,521,824	1,313,794	65,266	—	1,379,060

(a) Based on income from continuing operations.
(b) The impact of credit card securitizations affects CS. See the segment discussion for CS on pages 49–51 of this Annual Report for further information.

and ongoing risk monitoring are used for both loans on the Consolidated balance sheets and securitized loans. Although securitizations result in the sale of credit card receivables to a trust, JPMorgan Chase retains the ongoing customer relationships, as the customers may continue to use their credit cards; accordingly, the customer's credit performance will affect both the securitized loans and the loans retained on the Consolidated balance sheets. JPMorgan Chase believes managed basis information is useful to investors, enabling them to understand both the credit risks associated with the loans reported on the Consolidated balance sheets and the Firm's retained interests in securitized loans. For a reconciliation of reported to managed basis results for CS, see CS segment results on pages 49–51 of this Annual Report. For information regarding the securitization process, and loans and residual interests sold and securitized, see Note 16 on pages 139–145 of this Annual Report.

Total net revenue for each of the business segments and the Firm is presented on an FTE basis. Accordingly, revenue from tax-exempt securities and investments that receive tax credits is presented in the managed results on a basis comparable to taxable securities and investments. This non-GAAP financial measure allows management to assess the comparability of revenue arising from both taxable and tax-exempt sources. The corresponding income tax impact related to these items is recorded within Income tax expense.

Management also uses certain other non-GAAP financial measures at the business segment level because it believes these other non-GAAP financial measures provide information to investors about the underlying operational performance and trends of the particular business segment and therefore facilitate a comparison of the business segment with the performance of its competitors.

(Table continued from previous page)

2005			
Reported results	Credit card[b]	Fully tax-equivalent adjustments	Managed basis
$ 4,088	$ —	$ —	$ 4,088
8,072	—	—	8,072
3,389	—	—	3,389
9,988	—	—	9,988
(1,336)	—	—	(1,336)
1,054	—	—	1,054
6,754	(2,718)	—	4,036
2,684	—	571	3,255
34,693	(2,718)	571	32,546
19,555	6,494	269	26,318
54,248	3,776	840	58,864
3,483	3,776	—	7,259
38,926	—	—	38,926
11,839	—	840	12,679
3,585	—	840	4,425
8,254	—	—	8,254
229	—	—	229
$ 8,483	$ —	$ —	$ 8,483
$ 2.32	$ —	$ —	$ 2.32
8%	—%	—%	8%
13	—	—	13
0.70	NM	NM	0.67
72	NM	NM	66
$ 419,148	$ 70,527	—	$ 489,675
1,185,066	67,180	—	1,252,246

Calculation of certain U.S. GAAP and non-GAAP metrics

The table below reflects the formulas used to calculate both the following U.S. GAAP and non-GAAP measures:

Return on common equity

Net income* / Average common stockholders' equity

Return on common equity less goodwill[a]

Net income* / Average common stockholders' equity less goodwill

Return on assets

Reported	Net income / Total average assets
Managed	Net income / Total average managed assets[b] (including average securitized credit card receivables)

Overhead ratio

Total noninterest expense / Total net revenue

* Represents Net income applicable to common stock

(a) The Firm uses Return on common equity less goodwill, a non-GAAP financial measure, to evaluate the operating performance of the Firm and to facilitate comparisons to competitors.

(b) The Firm uses Return on managed assets, a non-GAAP financial measure, to evaluate the overall performance of the managed credit card portfolio, including securitized credit card loans.

BUSINESS SEGMENT RESULTS

The Firm is managed on a line-of-business basis. The business segment financial results presented reflect the current organization of JPMorgan Chase. There are six major reportable business segments: the Investment Bank, Retail Financial Services, Card Services, Commercial Banking, Treasury & Securities Services and Asset Management, as well as a Corporate segment. The business segments are determined based upon the products and services provided, or the type of customer served, and they reflect the manner in which financial information is currently evaluated by management. Results of these lines of business are presented on a managed basis.


JPMorgan Chase
Investment Bank
Businesses:
• Investment Banking:
- Advisory
- Debt and equity underwriting
• Market-Making and Trading:
- Fixed income
- Equities
• Corporate Lending
• Principal Investing
Retail Financial Services
Businesses:
• Regional Banking:
- Consumer and Business Banking
- Home equity lending
- Education lending
• Mortgage Banking
• Auto Finance
Card Services
Businesses:
• Credit Card
• Merchant Acquiring
Commercial Banking
Businesses:
• Middle Market Banking
• Mid-Corporate Banking
• Real Estate Banking
• Chase Business Credit
• Chase Equipment Leasing
• Chase Capital Corporation
Treasury & Securities Services
Businesses:
• Treasury Services
• Worldwide Securities Services
Asset Management
Businesses:
• Investment Management:
- Institutional
- Retail
• Private Bank
• Private Client Services

Description of business segment reporting methodology
Results of the business segments are intended to reflect each segment as if it were essentially a stand-alone business.

The management reporting process that derives business segment results allocates income and expense using market-based methodologies. The Firm continues to assess the assumptions, methodologies and reporting classifications used for segment reporting, and further refinements may be implemented in future periods. Business segment reporting methodologies used by the Firm are discussed below.

Revenue sharing
When business segments join efforts to sell products and services to the Firm's clients, the participating business segments agree to share revenue from those transactions. The segment results reflect these revenue-sharing agreements.

Funds transfer pricing
Funds transfer pricing is used to allocate interest income and expense to each business and transfer the primary interest rate risk exposures to Treasury within the Corporate business segment. The allocation process is unique to each business segment and considers the interest rate risk, liquidity risk and regulatory requirements of that segment's stand-alone peers. This process is overseen by the Firm's Asset-Liability Committee ("ALCO"). Business segments may retain certain interest rate exposures, subject to management approval, that would be expected in the normal operation of a similar peer business.

Capital allocation
Each business segment is allocated capital by taking into consideration stand-alone peer comparisons, economic risk measures and regulatory capital requirements. The amount of capital assigned to each business is referred to as equity. Effective January 1, 2006, the Firm refined its methodology for allocating capital to the business segments. As the 2005 period was not revised to reflect the new capital allocations, certain business metrics, such as ROE, are not comparable to the presentations in 2007 and 2006. For a further discussion of this change, see Capital management–Line of business equity on page 63 of this Annual Report.

Expense allocation
Where business segments use services provided by support units within the Firm, the costs of those support units are allocated to the business segments. The expense is allocated based upon their actual cost or the lower of actual cost or market, as well as upon usage of the services provided. In contrast, certain other expense related to certain corporate functions, or to certain technology and operations,

are not allocated to the business segments and are retained in Corporate. Retained expense includes: parent company costs that would not be incurred if the segments were stand-alone businesses; adjustments to align certain corporate staff, technology and operations allocations with market prices; and other one-time items not aligned with the business segments.

Segment results – Managed basis[a]

The following table summarizes the business segment results for the periods indicated.

Year ended December 31, (in millions, except ratios)	Total net revenue			Noninterest expense		
	2007	2006	2005	**2007**	2006	2005
Investment Bank	**$ 18,170**	$ 18,833	$ 15,110	**$ 13,074**	$ 12,860	$ 10,246
Retail Financial Services	**17,479**	14,825	14,830	**9,900**	8,927	8,585
Card Services	**15,235**	14,745	15,366	**4,914**	5,086	4,999
Commercial Banking	**4,103**	3,800	3,488	**1,958**	1,979	1,856
Treasury & Securities Services	**6,945**	6,109	5,539	**4,580**	4,266	4,050
Asset Management	**8,635**	6,787	5,664	**5,515**	4,578	3,860
Corporate	**4,245**	14	(1,133)	**1,762**	1,147	5,330
Total	**$ 74,812**	$ 65,113	$ 58,864	**$ 41,703**	$ 38,843	$ 38,926

Year ended December 31, (in millions, except ratios)	Net income (loss)			Return on equity		
	2007	2006	2005	**2007**	2006	2005
Investment Bank	**$ 3,139**	$ 3,674	$ 3,673	**15%**	18%	18%
Retail Financial Services	**3,035**	3,213	3,427	**19**	22	26
Card Services	**2,919**	3,206	1,907	**21**	23	16
Commercial Banking	**1,134**	1,010	951	**17**	18	28
Treasury & Securities Services	**1,397**	1,090	863	**47**	48	57
Asset Management	**1,966**	1,409	1,216	**51**	40	51
Corporate[b]	**1,775**	842	(3,554)	**NM**	NM	NM
Total	**$ 15,365**	$ 14,444	$ 8,483	**13%**	13%	8%

(a) Represents reported results on a tax-equivalent basis and excludes the impact of credit card securitizations.
(b) Net income included Income from discontinued operations of zero, $795 million and $229 million for 2007, 2006 and 2005, respectively.

INVESTMENT BANK

JPMorgan is one of the world's leading investment banks, with deep client relationships and broad product capabilities. The Investment Bank's clients are corporations, financial institutions, governments and institutional investors. The Firm offers a full range of investment banking products and services in all major capital markets, including advising on corporate strategy and structure, capital raising in equity and debt markets, sophisticated risk management, market-making in cash securities and derivative instruments and research. The IB also commits the Firm's own capital to proprietary investing and trading activities.

Selected income statement data

Year ended December 31, (in millions, except ratios)	2007	2006	2005
Revenue			
Investment banking fees	$ 6,616	$ 5,537	$ 4,096
Principal transactions[(a)]	4,409	9,512	6,459
Lending & deposit-related fees	446	517	594
Asset management, administration and commissions	2,701	2,240	1,824
All other income[(b)]	(78)	528	534
Noninterest revenue	14,094	18,334	13,507
Net interest income[(c)]	4,076	499	1,603
Total net revenue[(d)]	18,170	18,833	15,110
Provision for credit losses	654	191	(838)
Credit reimbursement from TSS[(e)]	121	121	154
Noninterest expense			
Compensation expense	7,965	8,190	5,792
Noncompensation expense	5,109	4,670	4,454
Total noninterest expense	13,074	12,860	10,246
Income before income tax expense	4,563	5,903	5,856
Income tax expense	1,424	2,229	2,183
Net income	$ 3,139	$ 3,674	$ 3,673
Financial ratios			
ROE	15%	18%	18%
ROA	0.45	0.57	0.61
Overhead ratio	72	68	68
Compensation expense as % of total net revenue[(f)]	44	41	38

(a) In 2007, as a result of adopting SFAS 157, IB recognized a benefit of $1.3 billion in Principal transactions revenue from the widening of the Firm's credit spread for liabilities carried at fair value.

(b) All other income for 2007 decreased from the prior year due mainly to losses on loan sales and lower gains on sales of assets.

(c) Net interest income for 2007 increased from the prior year due primarily to an increase in interest earnings assets. The decline in net interest income in 2006 is largely driven by a decline in trading-related net interest income caused by a higher proportion of noninterest-bearing net trading assets to total net trading assets, higher funding costs compared with the prior year, and spread compression due to the inverted yield curve in place for most of 2006.

(d) Total Net revenue includes tax-equivalent adjustments, primarily due to tax-exempt income from municipal bond investments and income tax credits related to affordable housing investments, of $927 million, $802 million and $752 million for 2007, 2006 and 2005, respectively.

(e) TSS was charged a credit reimbursement related to certain exposures managed within the IB credit portfolio on behalf of clients shared with TSS.

(f) For 2006, the Compensation expense to Total net revenue ratio is adjusted to present this ratio as if SFAS 123R had always been in effect. IB management believes that adjusting the Compensation expense to Total net revenue ratio for the incremental impact of adopting SFAS 123R provides a more meaningful measure of IB's Compensation expense to Total net revenue ratio.

The following table provides the IB's Total net revenue by business segment.

Year ended December 31, (in millions)	2007	2006	2005
Revenue by business			
Investment banking fees:			
Advisory	$ 2,273	$ 1,659	$ 1,263
Equity underwriting	1,713	1,178	864
Debt underwriting	2,630	2,700	1,969
Total investment banking fees	6,616	5,537	4,096
Fixed income markets[(a)(b)]	6,339	8,736	7,570
Equity markets[(a)(c)]	3,903	3,458	1,998
Credit portfolio[(a)(d)]	1,312	1,102	1,446
Total net revenue	$18,170	$18,833	$15,110

(a) In 2007, as a result of adopting SFAS 157, Fixed income markets, Equity markets and Credit portfolio had a benefit of $541 million, $346 million and $433 million, respectively, from the widening of the Firm's credit spread for liabilities carried at fair value.

(b) Fixed income markets include client and portfolio management revenue related to both market-making and proprietary risk-taking across global fixed income markets, including foreign exchange, interest rate, credit and commodities markets.

(c) Equities markets include client and portfolio management revenue related to market-making and proprietary risk-taking across global equity products, including cash instruments, derivatives and convertibles.

(d) Credit portfolio revenue includes Net interest income, fees and loan sale activity, as well as gains or losses on securities received as part of a loan restructuring, for the IB's credit portfolio. Credit portfolio revenue also includes the results of risk management related to the Firm's lending and derivative activities, and changes in the credit valuation adjustment, which is the component of the fair value of a derivative that reflects the credit quality of the counterparty. See pages 80–82 of the Credit risk management section of this Annual Report for further discussion.

2007 compared with 2006

Net income was $3.1 billion, a decrease of $535 million, or 15%, from the prior year. The decrease reflected lower fixed income revenue, a higher provision for credit losses and increased noninterest expense, partially offset by record investment banking fees and equity markets revenue.

Total net revenue was $18.2 billion, down $663 million, or 4%, from the prior year. Investment banking fees were $6.6 billion, up 19% from the prior year, driven by record fees across advisory and equity underwriting, partially offset by lower debt underwriting fees. Advisory fees were $2.3 billion, up 37%, and equity underwriting fees were $1.7 billion, up 45%; both were driven by record performance across all regions. Debt underwriting fees of $2.6 billion declined 3%, reflecting lower loan syndication and bond underwriting fees, which were negatively affected by market conditions in the second half of the year. Fixed Income Markets revenue decreased 27% from the prior year. The decrease was due to markdowns of $1.4 billion (net of hedges) on subprime positions, including subprime CDOs and markdowns of $1.3 billion (net of fees) on leverage lending funded loans and unfunded commitments. Fixed Income Markets revenue also decreased due to markdowns in securitized products on non-subprime mortgages and weak credit trading performance. These lower results were offset partially by record revenue in currencies and strong revenue in rates. Equity Markets revenue was $3.9 billion, up 13%, benefiting from strong client activity and record trading results across all products. Credit Portfolio revenue was $1.3 billion, up 19%, primarily due to higher revenue from risk management activities, partially offset by lower gains from loan sales and workouts.

The Provision for credit losses was $654 million, an increase of $463 million from the prior year. The change was due to a net increase of $532 million in the Allowance for credit losses, primarily due to portfolio activity, which included the effect of the weakening credit environment, and an increase in allowance for unfunded leveraged lending commitments, as well as portfolio growth. In addition, there were $36 million of net charge-offs in the current year, compared with $31 million of net recoveries in the prior year. The Allowance for loan losses to average loans was 2.14% for 2007, compared with a ratio of 1.79% in the prior year.

Noninterest expense was $13.1 billion, up $214 million, or 2%, from the prior year.

Return on equity was 15% on $21.0 billion of allocated capital compared with 18% on $20.8 billion in 2006.

2006 compared with 2005

Net income of $3.7 billion was flat, as record revenue of $18.8 billion was offset largely by higher compensation expense, including the impact of SFAS 123R, and Provision for credit losses compared with a benefit in the prior year.

Total net revenue of $18.8 billion was up $3.7 billion, or 25%, from the prior year. Investment banking fees of $5.5 billion were a record, up 35% from the prior year, driven by record debt and equity underwriting as well as strong advisory fees, which were the highest since 2000. Advisory fees of $1.7 billion were up 31% over the prior year driven primarily by strong performance in the Americas. Debt underwriting fees of $2.7 billion were up 37% from the prior year driven by record performance in both loan syndications and bond underwriting. Equity underwriting fees of $1.2 billion were up 36% from the prior year driven by global equity markets. Fixed Income Markets revenue of $8.7 billion was also a record, up 15% from the prior year driven by strength in credit markets, emerging markets and currencies. Record Equity Markets revenue of $3.5 billion increased 73%, and was driven by strength in cash equities and equity derivatives. Credit Portfolio revenue of $1.1 billion was down 24%, primarily reflecting lower gains from loan workouts.

Provision for credit losses was $191 million compared with a benefit of $838 million in the prior year. The 2006 provision reflects portfolio activity; credit quality remained stable. The prior-year benefit reflected strong credit quality, a decline in criticized and nonperforming loans and a higher level of recoveries.

Total noninterest expense of $12.9 billion was up $2.6 billion, or 26%, from the prior year. This increase was due primarily to higher performance-based compensation, including the impact of an increase in the ratio of compensation expense to total net revenue, as well as the incremental expense related to SFAS 123R.

Return on equity was 18% on $20.8 billion of allocated capital compared with 18% on $20.0 billion in 2005.

Selected metrics

Year ended December 31, (in millions, except headcount)	2007	2006	2005
Revenue by region			
Americas	$ 8,165	$ 9,601	$ 8,462
Europe/Middle East/Africa	7,301	7,421	4,871
Asia/Pacific	2,704	1,811	1,777
Total net revenue	$ 18,170	$ 18,833	$ 15,110
Selected average balances			
Total assets	$ 700,565	$ 647,569	$ 599,761
Trading assets–debt and equity instruments[a]	359,775	275,077	231,303
Trading assets–derivative receivables	63,198	54,541	55,239
Loans:			
Loans retained[b]	62,247	58,846	44,813
Loans held-for-sale and loans at fair value[a]	17,723	21,745	11,755
Total loans	79,970	80,591	56,568
Adjusted assets[c]	611,749	527,753	456,920
Equity	21,000	20,753	20,000
Headcount	25,543#	23,729#	19,802#

(a) As a result of the adoption of SFAS 159 in the first quarter of 2007, $11.7 billion of loans were reclassified to trading assets. Loans held-for-sale and loans at fair value were excluded when calculating the allowance coverage ratio and net charge-off (recovery) rate.

(b) Loans retained included credit portfolio loans, leveraged leases and other accrual loans, and excluded loans at fair value.

(c) Adjusted assets, a non-GAAP financial measure, equals Total assets minus (1) Securities purchased under resale agreements and Securities borrowed less Securities sold, not yet purchased; (2) assets of variable interest entities ("VIEs") consolidated under FIN 46R; (3) cash and securities segregated and on deposit for regulatory and other purposes; and (4) goodwill and intangibles. The amount of adjusted assets is presented to assist the reader in comparing IB's asset and capital levels to other investment banks in the securities industry. Asset-to-equity leverage ratios are commonly used as one measure to assess a company's capital adequacy. IB believes an adjusted asset amount that excludes the assets discussed above, which were considered to have a low risk profile, provide a more meaningful measure of balance sheet leverage in the securities industry.

Selected metrics

Year ended December 31, (in millions, except ratio data)	2007	2006	2005
Credit data and quality statistics			
Net charge-offs (recoveries)	**$ 36**	$ (31)	$ (126)
Nonperforming assets:[a]			
Nonperforming loans	**353**	231	594
Other nonperforming assets	**100**	38	51
Allowance for credit losses:			
Allowance for loan losses	**1,329**	1,052	907
Allowance for lending-related commitments	**560**	305	226
Total Allowance for credit losses	**1,889**	1,357	1,133
Net charge-off (recovery) rate[b][c]	**0.06%**	(0.05)%	(0.28)%
Allowance for loan losses to average loans[b][c]	**2.14**[e]	1.79	2.02
Allowance for loan losses to nonperforming loans[a]	**431**	461	187
Nonperforming loans to average loans	**0.44**	0.29	1.05
Market risk–average trading and credit portfolio VAR[d]			
Trading activities:			
Fixed income	**$ 80**	$ 56	$ 67
Foreign exchange	**23**	22	23
Equities	**48**	31	34
Commodities and other	**33**	45	21
Less: portfolio diversification	**(77)**	(70)	(59)
Total trading VAR	**107**	84	86
Credit portfolio VAR	**17**	15	14
Less: portfolio diversification	**(18)**	(11)	(12)
Total trading and credit portfolio VAR	**$ 106**	$ 88	$ 88

(a) Nonperforming loans included loans held-for-sale of $45 million, $3 million and $109 million at December 31, 2007, 2006 and 2005, respectively, which were excluded from the allowance coverage ratios. Nonperforming loans excluded distressed loans held-for-sale that were purchased as part of IB's proprietary activities.
(b) As a result of the adoption of SFAS 159 in the first quarter of 2007, $11.7 billion of loans were reclassified to trading assets. Loans held-for-sale and loans at fair value were excluded when calculating the allowance coverage ratio and net charge-off (recovery) rate.
(c) Loans retained included credit portfolio loans, leveraged leases and other accrual loans, and excluded loans at fair value.
(d) For a more complete description of VAR, see page 91 of this Annual Report.
(e) The allowance for loan losses to period-end loans was 1.92% at December 31, 2007.

Market shares and rankings[a]

	2007		2006		2005	
December 31,	Market Share	Rankings	Market Share	Rankings	Market Share	Rankings
Global debt, equity and equity-related	**7%**	**#2**	7%	#2	7%	#2
Global syndicated loans	**13**	**1**	14	1	15	1
Global long-term debt	**7**	**2**	6	3	6	4
Global equity and equity-related	**9**	**2**	7	6	7	6
Global announced M&A	**24**	**4**	26	4	23	3
U.S. debt, equity and equity-related	**10**	**2**	9	2	8	3
U.S. syndicated loans	**24**	**1**	26	1	28	1
U.S. long-term debt	**12**	**2**	12	2	11	2
U.S. equity and equity-related[b]	**11**	**5**	8	6	9	6
U.S. announced M&A	**25**	**4**	29	3	26	3

(a) Source: Thomson Financial Securities data. Global announced M&A is based upon rank value; all other rankings are based upon proceeds, with full credit to each book manager/equal if joint. Because of joint assignments, market share of all participants will add up to more than 100%; Global and U.S. announced M&A market share and ranking for 2006 include transactions withdrawn since December 31, 2006.
(b) References U.S domiciled equity and equity-related transactions, per Thomson Financial.

According to Thomson Financial, in 2007, the Firm maintained its #2 position in Global Debt, Equity and Equity-related, its #1 position in Global Syndicated Loans and its #4 position in Global Announced M&A. The Firm improved its position to #2 in Global Equity & Equity-related transactions and Global Long-term Debt.

According to Dealogic, the Firm was ranked #1 in Investment Banking fees generated during 2007, based upon revenue.

Retail Financial Services, which includes the Regional Banking, Mortgage Banking and Auto Finance reporting segments, serves consumers and businesses through bank branches, ATMs, online banking and telephone banking. Customers can use more than 3,100 bank branches (fourth-largest nationally), 9,100 ATMs (third-largest nationally) and 290 mortgage offices. More than 13,700 branch salespeople assist customers with checking and savings accounts, mortgages, home equity and business loans and investments across the 17-state footprint from New York to Arizona. Consumers also can obtain loans through more than 14,500 auto dealerships and 5,200 schools and universities nationwide.

During the first quarter of 2006, RFS completed the purchase of Collegiate Funding Services, which contributed an education loan servicing capability and provided an entry into the Federal Family Education Loan Program consolidation market. On July 1, 2006, RFS sold its life insurance and annuity underwriting businesses to Protective Life Corporation. On October 1, 2006, JPMorgan Chase completed the Bank of New York transaction, significantly strengthening RFS's distribution network in the New York tri-state area.

Selected income statement data

Year ended December 31, (in millions, except ratios)	2007	2006	2005
Revenue			
Lending & deposit-related fees	$ 1,881	$ 1,597	$ 1,452
Asset management, administration and commissions	1,275	1,422	1,498
Securities gains (losses)	1	(57)	9
Mortgage fees and related income[(a)]	2,094	618	1,104
Credit card income	646	523	426
Other income	906	557	136
Noninterest revenue	6,803	4,660	4,625
Net interest income	10,676	10,165	10,205
Total net revenue	17,479	14,825	14,830
Provision for credit losses	2,610	561	724
Noninterest expense			
Compensation expense[(a)]	4,369	3,657	3,337
Noncompensation expense[(a)]	5,066	4,806	4,748
Amortization of intangibles	465	464	500
Total noninterest expense	9,900	8,927	8,585
Income before income tax expense	4,969	5,337	5,521
Income tax expense	1,934	2,124	2,094
Net income	$ 3,035	$ 3,213	$ 3,427
Financial ratios			
ROE	19%	22%	26%
Overhead ratio[(a)]	57	60	58
Overhead ratio excluding core deposit intangibles[(a)(b)]	54	57	55

(a) The Firm adopted SFAS 159 in the first quarter of 2007. As a result, certain loan-origination costs have been classified as expense (previously netted against revenue) for the year ended December 31, 2007.

(b) Retail Financial Services uses the overhead ratio (excluding the amortization of core deposit intangibles ("CDI")), a non-GAAP financial measure, to evaluate the underlying expense trends of the business. Including CDI amortization expense in the overhead ratio calculation results in a higher overhead ratio in the earlier years and a lower overhead ratio in later years; this method would result in an improving overhead ratio over time, all things remaining equal. This non-GAAP ratio excludes Regional Banking's core deposit intangible amortization expense related to The Bank of New York transaction and the Bank One merger of $460 million, $458 million and $496 million for the years ended December 31, 2007, 2006 and 2005, respectively.

2007 compared with 2006

Net income was $3.0 billion, a decrease of $178 million, or 6%, from the prior year, as declines in Regional Banking and Auto Finance were offset partially by improved results in Mortgage Banking.

Total net revenue was $17.5 billion, an increase of $2.7 billion, or 18%, from the prior year. Net interest income was $10.7 billion, up $511 million, or 5%, due to the Bank of New York transaction, wider loan spreads and higher deposit balances. These benefits were offset partially by the sale of the insurance business and a shift to narrower–spread deposit products. Noninterest revenue was $6.8 billion, up $2.1 billion, benefiting from valuation adjustments to the MSR asset; an increase in deposit-related fees; the absence of a prior-year $233 million loss related to $13.3 billion of mortgage loans transferred to held-for-sale; and increased mortgage loan servicing revenue. Noninterest revenue also benefited from the classification of certain mortgage loan origination costs as expense (loan origination costs previously netted against revenue commenced being recorded as an expense in the first quarter of 2007 due to the adoption of SFAS 159).

The Provision for credit losses was $2.6 billion, compared with $561 million in the prior year. The current-year provision includes a net increase of $1.0 billion in the Allowance for loan losses related to home equity loans as continued weak housing prices have resulted in an increase in estimated losses for high loan-to-value loans. Home equity net charge-offs were $564 million (0.62% net charge-off rate), compared with $143 million (0.18% net charge-off rate) in the prior year. In addition, the current-year provision includes a $166 million increase in the allowance for loan losses related to subprime mortgage loans, reflecting an increase in estimated losses and growth in the portfolio. Subprime mortgage net charge-offs were $157 million (1.55% net charge-off rate), compared with $47 million (0.34% net charge-off rate) in the prior year.

Noninterest expense was $9.9 billion, an increase of $973 million, or 11%, from the prior year due to the Bank of New York transaction; the classification of certain loan origination costs as expense due to the adoption of SFAS 159; investments in the retail distribution network; and higher mortgage production and servicing expense. These increases were offset partially by the sale of the insurance business.

2006 compared with 2005

Net income of $3.2 billion was down $214 million, or 6%, from the prior year. A decline in Mortgage Banking was offset partially by improved results in Regional Banking and Auto Finance.

Total net revenue of $14.8 billion was flat compared with the prior year. Net interest income of $10.2 billion was down slightly due to narrower spreads on loans and deposits in Regional Banking, lower auto loan and lease balances and the sale of the insurance business. These declines were offset by the benefit of higher deposit and loan balances in Regional Banking, wider loan spreads in Auto Finance and the Bank of New York transaction. Noninterest revenue of $4.7 billion was up $35 million, or 1%, from the prior year. Results benefited from increases in deposit-related and branch production fees, higher automobile operating lease revenue and the Bank of New York transaction. This benefit was offset by lower net mortgage servicing revenue, the sale of the insurance business and losses related to loans transferred to held-for-sale. In 2006, losses of $233 million, compared with losses of $120 million in 2005, were recognized in Regional Banking related to mortgage loans transferred to held-for-sale; and losses of $50 million, compared with losses of $136 million in the prior year, were recognized in Auto Finance related to automobile loans transferred to held-for-sale.

The Provision for credit losses of $561 million was down $163 million from the prior-year provision due to the absence of a $250 million special provision for credit losses related to Hurricane Katrina in the prior year, partially offset by the establishment of additional allowance for loan losses related to loans acquired from The Bank of New York.

Total noninterest expense of $8.9 billion was up $342 million, or 4%, primarily due to the Bank of New York transaction, the acquisition of Collegiate Funding Services, investments in the retail distribution network and higher depreciation expense on owned automobiles subject to operating leases. These increases were offset partially by the sale of the insurance business and merger-related and other operating efficiencies and the absence of a $40 million prior-year charge related to the dissolution of an education loan joint venture.

Selected metrics

Year ended December 31, (in millions, except headcount and ratios)	2007	2006	2005
Selected ending balances			
Assets	**$225,908**	$237,887	$224,801
Loans:			
Loans retained	**181,016**	180,760	180,701
Loans held-for-sale and loans at fair value[a]	**16,541**	32,744	16,598
Total Loans	**197,557**	213,504	197,299
Deposits	**221,129**	214,081	191,415
Selected average balances			
Assets	**$217,564**	$231,566	$226,368
Loans:			
Loans retained	**168,166**	187,753	182,478
Loans held-for-sale and loans at fair value[a]	**22,587**	16,129	15,675
Total Loans	**190,753**	203,882	198,153
Deposits	**218,062**	201,127	186,811
Equity	**16,000**	14,629	13,383
Headcount	**69,465#**	65,570#	60,998#
Credit data and quality statistics			
Net charge-offs	**$ 1,327**	$ 576	$ 572
Nonperforming loans[b][c]	**2,704**	1,677	1,338
Nonperforming assets[b][c]	**3,190**	1,902	1,518
Allowance for loan losses	**2,634**	1,392	1,363
Net charge-off rate[d]	**0.79%**	0.31%	0.31%
Allowance for loan losses to ending loans[d]	**1.46**	0.77	0.75
Allowance for loan losses to nonperforming loans[d]	**100**	89	104
Nonperforming loans to total loans	**1.37**	0.79	0.68

(a) Loans included prime mortgage loans originated with the intent to sell, which, for new originations on or after January 1, 2007, were accounted for at fair value under SFAS 159. These loans, classified as Trading assets on the Consolidated balance sheets, totaled $12.6 billion at December 31, 2007. Average Loans included prime mortgage loans, classified as Trading assets on the Consolidated balance sheets, of $11.9 billion for the year ended December 31, 2007.

(b) Nonperforming loans included Loans held-for-sale and Loans accounted for at fair value under SFAS 159 of $69 million, $116 million and $27 million at December 31, 2007, 2006 and 2005, respectively. Certain of these loans are classified as Trading assets on the Consolidated balance sheet.

(c) Nonperforming loans and assets excluded (1) loans eligible for repurchase as well as loans repurchased from Governmental National Mortgage Association ("GNMA") pools that are insured by U.S. government agencies of $1.5 billion, $1.2 billion and $1.1 billion at December 31, 2007, 2006 and 2005, respectively, and (2) education loans that are 90 days past due and still accruing, which are insured by U.S. government agencies under the Federal Family Education Loan Program of $279 million and $219 million at December 31, 2007 and 2006, respectively. The education loans past due 90 days were insignificant at December 31, 2005. These amounts for GNMA and education loans were excluded, as reimbursement is proceeding normally.

(d) Loans held-for-sale and Loans accounted for at fair value under SFAS 159 were excluded when calculating the allowance coverage ratio and the Net charge-off rate.

Regional Banking

Selected income statement data

Year ended December 31, (in millions, except ratios)	2007	2006	2005
Noninterest revenue	$ 3,723	$ 3,204	$ 3,138
Net interest income	9,283	8,768	8,531
Total net revenue	13,006	11,972	11,669
Provision for credit losses	2,216	354	512
Noninterest expense	7,023	6,825	6,675
Income before income tax expense	3,767	4,793	4,482
Net income	$ 2,301	$ 2,884	$ 2,780
ROE	20%	27%	31%
Overhead ratio	54	57	57
Overhead ratio excluding core deposit intangibles[a]	50	53	53

(a) Regional Banking uses the overhead ratio (excluding the amortization of CDI), a non-GAAP financial measure, to evaluate the underlying expense trends of the business. Including CDI amortization expense in the overhead ratio calculation results in a higher overhead ratio in the earlier years and a lower overhead ratio in later years; this method would result in an improving overhead ratio over time, all things remaining equal. This non-GAAP ratio excludes Regional Banking's core deposit intangible amortization expense related to the Bank of New York transaction and the Bank One merger of $460 million, $458 million and $496 million for the years ended December 31, 2007, 2006 and 2005, respectively.

2007 compared with 2006

Regional Banking net income was $2.3 billion, a decrease of $583 million, or 20%, from the prior year. Total net revenue was $13.0 billion, up $1.0 billion, or 9%, benefiting from the following: the Bank of New York transaction; increased deposit-related fees; the absence of a prior-year $233 million loss related to $13.3 billion of mortgage loans transferred to held-for-sale; growth in deposits; and wider loan spreads. These benefits were offset partially by the sale of the insurance business and a shift to narrower–spread deposit products. The Provision for credit losses was $2.2 billion, compared with $354 million in the prior year. The increase in the provision was due to the home equity and subprime mortgage portfolios (see Retail Financial Services discussion of the Provision for credit losses for further detail). Noninterest expense was $7.0 billion, up $198 million, or 3%, from the prior year, as the Bank of New York transaction and investments in the retail distribution network were offset partially by the sale of the insurance business.

2006 compared with 2005

Regional Banking Net income of $2.9 billion was up $104 million from the prior year. Total net revenue of $12.0 billion was up $303 million, or 3%, including the impact of a $233 million 2006 loss resulting from $13.3 billion of mortgage loans transferred to held-for-sale and a prior-year loss of $120 million resulting from $3.3 billion of mortgage loans transferred to held-for-sale. Results benefited from the Bank of New York transaction; the acquisition of Collegiate Funding Services; growth in deposits and home equity loans; and increases in deposit-related fees and credit card sales. These benefits were offset partially by the sale of the insurance business, narrower spreads on loans, and a shift to narrower-spread deposit products. The Provision for credit losses decreased $158 million, primarily the result of a $230 million special provision in the prior year related to Hurricane Katrina, which was offset partially by additional Allowance for loan losses related to the acquisition of loans from The Bank of New York and increased net charge-offs due to portfolio seasoning and deterioration in subprime mortgages. Noninterest expense of $6.8 billion was up $150 million, or 2%, from the prior year. The increase was due to investments in the retail distribution network, the Bank of New York transaction and the acquisition of Collegiate Funding Services, partially offset by the sale of the insurance business, merger savings and operating efficiencies, and the absence of a $40 million prior-year charge related to the dissolution of an education loan joint venture.

Selected metrics

Year ended December 31, (in millions, except ratios and where otherwise noted)	2007	2006	2005
Business metrics (in billions)			
Selected ending balances			
Home equity origination volume	$ 48.3	$ 51.9	$ 54.1
End-of-period loans owned			
Home equity	$ 94.8	$ 85.7	$ 73.9
Mortgage[a]	15.7	30.1	44.6
Business banking	15.4	14.1	12.8
Education	11.0	10.3	3.0
Other loans[b]	2.3	2.7	2.6
Total end-of-period loans	139.2	142.9	136.9
End-of-period deposits			
Checking	$ 67.0	$ 68.7	$ 64.9
Savings	96.0	92.4	87.7
Time and other	48.7	43.3	29.7
Total end-of-period deposits	211.7	204.4	182.3
Average loans owned			
Home equity	$ 90.4	$ 78.3	$ 69.9
Mortgage[a]	10.3	45.1	45.4
Business banking	14.7	13.2	12.6
Education	10.5	8.3	2.8
Other loans[b]	2.5	2.6	3.1
Total average loans[c]	128.4	147.5	133.8
Average deposits			
Checking	$ 66.0	$ 62.8	$ 61.7
Savings	97.1	89.9	87.5
Time and other	43.8	37.5	26.1
Total average deposits	206.9	190.2	175.3
Average assets	140.4	160.8	150.8
Average equity	11.8	10.5	9.1
Credit data and quality statistics			
30+ day delinquency rate[d][e]	3.03%	2.02%	1.68%
Net charge-offs			
Home equity	$ 564	$ 143	$ 141
Mortgage	159	56	25
Business banking	126	91	101
Other loans	116	48	28
Total net charge-offs	965	338	295
Net charge-off rate			
Home equity	0.62%	0.18%	0.20%
Mortgage[f]	1.52	0.12	0.06
Business banking	0.86	0.69	0.80
Other loans	1.26	0.59	0.93
Total net charge-off rate[c][f]	0.77	0.23	0.23
Nonperforming assets[g]	$ 2,879	$ 1,714	$ 1,282

(a) As of January 1, 2007, $19.4 billion of held-for-investment prime mortgage loans were transferred from RFS to Treasury within the Corporate segment for risk man-

agement and reporting purposes. The transfer had no impact on the financial results of Regional Banking. Balances reported at December 31, 2007 primarily reflected subprime mortgage loans owned.
(b) Included commercial loans derived from community development activities and, prior to July 1, 2006, insurance policy loans.
(c) Average loans included loans held-for-sale of $3.8 billion, $2.8 billion and $2.9 billion for the years ended December 31, 2007, 2006 and 2005, respectively. These amounts were excluded when calculating in the Net charge-off rate.
(d) Excluded loans eligible for repurchase as well as loans repurchased from GNMA pools that are insured by U.S. government agencies of $1.2 billion, $960 million, and $896 million at December 31, 2007, 2006 and 2005, respectively. These amounts are excluded as reimbursement is proceeding normally.
(e) Excluded loans that are 30 days past due and still accruing, which are insured by U.S. government agencies under the Federal Family Education Loan Program of $663 million and $464 million at December 31, 2007 and 2006, respectively. The education loans past due 30 days were insignificant at December 31, 2005. These amounts are excluded as reimbursement is proceeding normally.
(f) The Mortgage and Total net charge-off rate for 2007, excluded $2 million of charge-offs related to prime mortgage loans held by Treasury in the Corporate sector.
(g) Excluded nonperforming assets related to education loans that are 90 days past due and still accruing, which are insured by U.S. government agencies under the Federal Family Education Loan Program of $279 million and $219 million at December 31, 2007 and 2006, respectively. The Education loans past due 90 days were insignificant at December 31, 2005. These amounts were excluded as reimbursement is proceeding normally.

Retail branch business metrics

Year ended December 31, (in millions, except where otherwise noted)	2007	2006	2005
Investment sales volume	**$18,360**	$14,882	$11,144
Number of:			
Branches	**3,152#**	3,079#	2,641#
ATMs	**9,186**	8,506	7,312
Personal bankers[(a)]	**9,650**	7,573	7,067
Sales specialists[(a)]	**4,105**	3,614	3,214
Active online customers (in thousands)[(b)]	**5,918**	4,909	3,756
Checking accounts (in thousands)	**10,839**	9,995	8,793

(a) Employees acquired as part of the Bank of New York transaction are included beginning in 2007.
(b) During 2007, RFS changed the methodology for determining active online customers to include all individual RFS customers with one or more online accounts who have been active within 90 days of period end, including customers who also have online accounts with Card Services. Prior periods have been revised to conform to this new methodology.

The following is a brief description of selected terms used by Regional Banking.

- **Personal bankers** – Retail branch office personnel who acquire, retain and expand new and existing customer relationships by assessing customer needs and recommending and selling appropriate banking products and services.
- **Sales specialists** – Retail branch office personnel who specialize in the marketing of a single product, including mortgages, investments, and business banking, by partnering with the personal bankers.

Mortgage Banking

Selected income statement data

Year ended December 31, (in millions, except ratios and where otherwise noted)	2007	2006	2005
Production revenue[(a)]	**$ 1,360**	$ 833	$ 744
Net mortgage servicing revenue:			
Servicing revenue	**2,510**	2,300	2,115
Changes in MSR asset fair value:			
Due to inputs or assumptions in model	**(516)**	165	770
Other changes in fair value	**(1,531)**	(1,440)	(1,295)
Total changes in MSR asset fair value	**(2,047)**	(1,275)	(525)
Derivative valuation adjustments and other	**879**	(544)	(494)
Total net mortgage servicing revenue	**1,342**	481	1,096
Total net revenue	**2,702**	1,314	1,840
Noninterest expense[(a)]	**1,987**	1,341	1,239
Income (loss) before income tax expense	**715**	(27)	601
Net income (loss)	**$ 439**	$ (17)	$ 379
ROE	**22%**	NM	24%
Business metrics (in billions)			
Third-party mortgage loans serviced (ending)	**$ 614.7**	$ 526.7	$ 467.5
MSR net carrying value (ending)	**8.6**	7.5	6.5
Average mortgage loans held-for-sale[(b)]	**18.8**	12.8	12.1
Average assets	**33.9**	25.8	22.4
Average equity	**2.0**	1.7	1.6
Mortgage origination volume by channel[(c)] (in billions)			
Retail	**$ 45.5**	$ 40.5	$ 46.3
Wholesale	**42.7**	32.8	34.2
Correspondent	**27.9**	13.3	14.1
CNT (negotiated transactions)	**43.3**	32.6	34.4
Total	**$ 159.4**	$ 119.2	$ 129.0

(a) The Firm adopted SFAS 159 in the first quarter of 2007. As a result, certain loan origination costs have been classified as expense (previously netted against revenue) for the year ended December 31, 2007.
(b) Included $11.9 billion of prime mortgage loans at fair value for the year ended December 31, 2007. These loans are classified as Trading assets on the Consolidated balance sheet for 2007.
(c) During the second quarter of 2007, RFS changed its definition of mortgage originations to include all newly originated mortgage loans sourced through RFS channels, and to exclude all mortgage loan originations sourced through IB channels. Prior periods have been revised to conform to this new definition.

2007 compared with 2006

Mortgage Banking Net income was $439 million, compared with a net loss of $17 million in the prior year. Total net revenue was $2.7 billion, up $1.4 billion. Total net revenue comprises production revenue and net mortgage servicing revenue. Production revenue was $1.4 billion, up $527 million, benefiting from an increase in mortgage loan originations and the classification of certain loan origination costs as expense (loan origination costs previously netted against revenue commenced being recorded as an expense in the first quarter of 2007 due to the adoption of SFAS 159). These benefits were offset partially by markdowns of $241 million on the mortgage warehouse and pipeline. Net mortgage servicing revenue, which includes loan servicing revenue, MSR risk management results and other changes in fair value, was $1.3 billion, compared with $481 million in the prior year. Loan servicing revenue of $2.5 billion increased $210 million on 17% growth in third-party loans serviced. MSR risk management revenue of $363 million improved $742 million from the prior year, reflecting a $499 million current-year positive valuation adjustment to the MSR asset due to a decrease in estimated future mortgage prepayments; and the absence of a $235 million prior-year negative valuation adjustment to the MSR asset. Other changes in fair value of the MSR asset were negative $1.5 billion compared with negative $1.4 billion in the prior year. Noninterest expense was $2.0 billion, an increase of $646 million, or 48%. The increase reflected the classification of certain loan origination costs due to the adoption of SFAS 159, higher servicing costs due to increased delinquencies and defaults, and higher production expense due partly to growth in originations.

2006 compared with 2005

Mortgage Banking Net loss was $17 million compared with net income of $379 million in the prior year. Total net revenue of $1.3 billion was down $526 million from the prior year due to a decline in net mortgage servicing revenue offset partially by an increase in production revenue. Production revenue was $833 million, up $89 million, reflecting increased loan sales and wider gain on sale margins that benefited from a shift in the sales mix. Net mortgage servicing revenue, which includes loan servicing revenue, MSR risk management results and other changes in fair value, was $481 million compared with $1.1 billion in the prior year. Loan servicing revenue of $2.3 billion increased $185 million on a 13% increase in third-party loans serviced. MSR risk management revenue of negative $379 million was down $655 million from the prior year, including the impact of a $235 million negative valuation adjustment to the MSR asset in the third quarter of 2006 due to changes and refinements to assumptions used in the MSR valuation model. Other changes in fair value of the MSR asset, representing runoff of the asset against the realization of servicing cash flows, were negative $1.4 billion. Noninterest expense was $1.3 billion, up $102 million, or 8%, due primarily to higher compensation expense related to an increase in loan officers.

Mortgage Banking origination channels comprise the following:

Retail – Borrowers who are buying or refinancing a home through direct contact with a mortgage banker employed by the Firm using a branch office, the Internet or by phone. Borrowers are frequently referred to a mortgage banker by real estate brokers, home builders or other third parties.

Wholesale – A third-party mortgage broker refers loan applications to a mortgage banker at the Firm. Brokers are independent loan originators that specialize in finding and counseling borrowers but do not provide funding for loans.

Correspondent – Banks, thrifts, other mortgage banks and other financial institutions that sell closed loans to the Firm.

Correspondent negotiated transactions ("CNT") – Mid- to large-sized mortgage lenders, banks and bank-owned companies that sell loans or servicing to the Firm on an as-originated basis, excluding bulk servicing transactions.

Production revenue – Includes net gains or losses on originations and sales of prime and subprime mortgage loans and other production-related fees.

Net Mortgage servicing revenue components:

Servicing revenue – Represents all gross income earned from servicing third-party mortgage loans, including stated service fees, excess service fees, late fees and other ancillary fees.

Changes in MSR asset fair value due to inputs or assumptions in model – Represents MSR asset fair value adjustments due to changes in market-based inputs, such as interest rates and volatility, as well as updates to valuation assumptions used in the valuation model.

Changes in MSR asset fair value due to other changes – Includes changes in the MSR value due to modeled servicing portfolio runoff (or time decay). Effective January 1, 2006, the Firm implemented SFAS 156, adopting fair value for the MSR asset. For the year ended December 31, 2005, this amount represents MSR asset amortization expense calculated in accordance with SFAS 140.

Derivative valuation adjustments and other – Changes in the fair value of derivative instruments used to offset the impact of changes in market-based inputs to the MSR valuation model.

MSR risk management results – Includes changes in MSR asset fair value due to inputs or assumptions and derivative valuation adjustments and other.

Auto Finance

Selected income statement data

Year ended December 31, (in millions, except ratios and where otherwise noted)	2007	2006	2005
Noninterest revenue	**$ 551**	$ 368	$ 86
Net interest income	**1,206**	1,171	1,235
Total net revenue	**1,757**	1,539	1,321
Provision for credit losses	**380**	207	212
Noninterest expense	**890**	761	671
Income before income tax expense	**487**	571	438
Net income	**$ 295**	$ 346	$ 268
ROE	**13%**	14%	10%
ROA	**0.68**	0.77	0.50
Business metrics (in billions)			
Auto originations volume	**$ 21.3**	$ 19.3	$ 18.1
End-of-period loans and lease-related assets			
Loans outstanding	**$ 42.0**	$ 39.3	$ 41.7
Lease financing receivables	**0.3**	1.7	4.3
Operating lease assets	**1.9**	1.6	0.9
Total end-of-period loans and lease-related assets	**44.2**	42.6	46.9
Average loans and lease-related assets			
Loans outstanding[(a)]	**$ 40.2**	$ 39.8	$ 45.5
Lease financing receivables	**0.9**	2.9	6.2
Operating lease assets	**1.7**	1.3	0.4
Total average loans and lease-related assets	**42.8**	44.0	52.1
Average assets	**43.3**	44.9	53.2
Average equity	**2.2**	2.4	2.7
Credit quality statistics			
30+ day delinquency rate	**1.85%**	1.72%	1.66%
Net charge-offs			
Loans	**$ 350**	$ 231	$ 257
Lease receivables	**4**	7	20
Total net charge-offs	**354**	238	277
Net charge-off rate			
Loans[(a)]	**0.87%**	0.59%	0.57%
Lease receivables	**0.44**	0.24	0.32
Total net charge-off rate[(a)]	**0.86**	0.56	0.54
Nonperforming assets	**$ 188**	$ 177	$ 236

(a) Average Loans held-for-sale were $530 million and $744 million for 2006 and 2005, respectively. Average Loans held-for-sale for 2007 were insignificant. These amounts are excluded when calculating the net charge-off rate.

2007 compared with 2006

Auto Finance Net income was $295 million, a decrease of $51 million, or 15%, from the prior year. Net revenue was $1.8 billion, up $218 million, or 14%, reflecting wider loan spreads and higher automobile operating lease revenue. The Provision for credit losses was $380 million, up $173 million, reflecting an increase in estimated losses. The net charge-off rate was 0.86% compared with 0.56% in the prior year. Noninterest expense of $890 million increased $129 million, or 17%, driven by increased depreciation expense on owned automobiles subject to operating leases.

2006 compared with 2005

Net income of $346 million was up $78 million from the prior year, including the impact of a $50 million 2006 loss and a $136 million prior-year loss related to loans transferred to held-for-sale. Total net revenue of $1.5 billion was up $218 million, or 17%, reflecting higher automobile operating lease revenue and wider loan spreads on lower loan and direct finance lease balances. The Provision for credit losses of $207 million decreased $5 million from the prior year. Noninterest expense of $761 million increased $90 million, or 13%, driven by increased depreciation expense on owned automobiles subject to operating leases, partially offset by operating efficiencies.

CARD SERVICES

With 155 million cards in circulation and more than $157 billion in managed loans, Card Services is one of the nation's largest credit card issuers. Customers used Chase cards to meet more than $354 billion worth of their spending needs in 2007.

With hundreds of partnerships, Chase has a market leadership position in building loyalty programs with many of the world's most respected brands. The Chase-branded product line was strengthened in 2007 with enhancements to the popular Chase Freedom Program, which has generated more than one million new customers since its launch in 2006.

Chase Paymentech Solutions, LLC, a joint venture between JPMorgan Chase and First Data Corporation, is a processor of MasterCard and Visa payments, which handled more than 19 billion transactions in 2007.

JPMorgan Chase uses the concept of "managed basis" to evaluate the credit performance of its credit card loans, both loans on the balance sheet and loans that have been securitized. For further information, see Explanation and reconciliation of the Firm's use of non-GAAP financial measures on pages 36–37 of this Annual Report. Managed results exclude the impact of credit card securitizations on Total net revenue, the Provision for credit losses, net charge-offs and loan receivables. Securitization does not change reported Net income; however, it does affect the classification of items on the Consolidated statements of income and Consolidated balance sheets.

Selected income statement data – managed basis

Year ended December 31, (in millions, except ratios)	2007	2006	2005
Revenue			
Credit card income	**$ 2,685**	$ 2,587	$ 3,351
All other income	**361**	357	212
Noninterest revenue	**3,046**	2,944	3,563
Net interest income	**12,189**	11,801	11,803
Total net revenue	**15,235**	14,745	15,366
Provision for credit losses	**5,711**	4,598	7,346
Noninterest expense			
Compensation expense	**1,021**	1,003	1,081
Noncompensation expense	**3,173**	3,344	3,170
Amortization of intangibles	**720**	739	748
Total noninterest expense	**4,914**	5,086	4,999
Income before income tax expense	**4,610**	5,061	3,021
Income tax expense	**1,691**	1,855	1,114
Net income	**$ 2,919**	$ 3,206	$ 1,907
Memo: Net securitization gains	**$ 67**	$ 82	$ 56
Financial ratios			
ROE	**21%**	23%	16%
Overhead ratio	**32**	34	33

As a result of the integration of Chase Merchant Services and Paymentech merchant processing businesses into a joint venture, beginning in the fourth quarter of 2005, Total net revenue, Total noninterest expense and Income before income tax expense were reduced to reflect the deconsolidation of Paymentech. There was no impact to Net income. To illustrate underlying business trends, the following discussion of CS' performance assumes that the deconsolidation of Paymentech had occurred as of the beginning of 2005. For a further discussion of the deconsolidation of Paymentech, see Note 2 on pages 109–110, and Note 31 on pages 170–173, respectively, of this Annual Report. The following table presents a reconciliation of CS' managed basis to an adjusted basis to disclose the effect of the deconsolidation of Paymentech on CS' results for the periods presented.

Reconciliation of Card Services' managed results to an adjusted basis to disclose the effect of the Paymentech deconsolidation.

Year ended December 31, (in millions)	2007	2006	2005
Noninterest revenue			
Managed	**$ 3,046**	$ 2,944	$ 3,563
Adjustment for Paymentech	—	—	(422)
Adjusted Noninterest revenue	**$ 3,046**	$ 2,944	$ 3,141
Total net revenue			
Managed	**$15,235**	$14,745	$15,366
Adjustment for Paymentech	—	—	(435)
Adjusted Total net revenue	**$15,235**	$14,745	$14,931
Total noninterest expense			
Managed	**$ 4,914**	$ 5,086	$ 4,999
Adjustment for Paymentech	—	—	(389)
Adjusted Total noninterest expense	**$ 4,914**	$ 5,086	$ 4,610

2007 compared with 2006

Net income of $2.9 billion was down $287 million, or 9%, from the prior year. Prior-year results benefited from significantly lower net charge-offs following the change in bankruptcy legislation in the fourth quarter of 2005. The increase in net charge-offs was offset partially by higher revenue.

End-of-period managed loans of $157.1 billion increased $4.2 billion, or 3%, from the prior year. Average managed loans of $149.3 billion increased $8.2 billion, or 6%, from the prior year. The increases in both end-of-period and average managed loans resulted from organic growth.

Managed Total net revenue was $15.2 billion, an increase of $490 million, or 3%, from the prior year. Net interest income was $12.2 billion, up $388 million, or 3%, from the prior year. The increase in Net interest income was driven by a higher level of fees and higher average loan balances. These benefits were offset partially by narrower loan spreads, the discontinuation of certain billing practices (including the elimination of certain over-limit fees and the two-cycle billing method for calculating finance charges beginning in the second quarter of 2007) and the effect of higher revenue reversals associated with higher charge-offs. Noninterest revenue was $3.0 billion, an increase of $102 million, or 3%, from the prior year. The increase reflects a higher level of fee-based revenue and increased net interchange income, which benefited from higher charge volume. Charge volume growth of 4% reflected a 9% increase in sales volume, offset primarily by a lower level of balance transfers, the result of more targeted marketing efforts.

The managed Provision for credit losses was $5.7 billion, an increase of $1.1 billion, or 24%, from the prior year. The increase was primarily due to a higher level of net charge-offs (the prior year benefited from the change in bankruptcy legislation in the fourth quarter of 2005) and an increase in the Allowance for loan losses driven by higher estimated net charge-offs in the portfolio. The managed net charge-off rate was 3.68%, up from 3.33% in the prior year. The 30-day managed delinquency rate was 3.48%, up from 3.13% in the prior year.

Noninterest expense was $4.9 billion, a decrease of $172 million, or 3%, compared with the prior year, primarily due to lower marketing expense and lower fraud-related expense, partially offset by higher volume-related expense.

2006 compared with 2005

Net income of $3.2 billion was up $1.3 billion, or 68%, from the prior year. Results were driven by a lower Provision for credit losses due to significantly lower bankruptcy filings.

End-of-period managed loans of $152.8 billion increased $10.6 billion, or 7%, from the prior year. Average managed loans of $141.1 billion increased $4.7 billion, or 3%, from the prior year. Compared with the prior year, both average managed and end-of-period managed loans continued to be affected negatively by higher customer payment rates. Management believes that contributing to the higher payment rates are the new minimum payment rules and a higher proportion of customers in rewards-based programs.

2006 benefited from organic growth and reflected acquisitions of two loan portfolios. The first portfolio was the Sears Canada credit card business, which closed in the fourth quarter of 2005. The Sears Canada portfolio's average managed loan balances were $2.1 billion in 2006 and $291 million in the prior year. The second purchase was the Kohl's Corporation ("Kohl's") private label portfolio, which closed in the second quarter of 2006. The Kohl's portfolio average and period-end managed loan balances for 2006 were $1.2 billion and $2.5 billion, respectively.

Managed Total net revenue of $14.7 billion was down $186 million, or 1%, from the prior year. Net interest income of $11.8 billion was flat to the prior year. Net interest income benefited from an increase in average managed loan balances and lower revenue reversals associated with lower charge-offs. These increases were offset by attrition of mature, higher spread balances as a result of higher payment rates and higher cost of funds on balance growth in promotional, introductory and transactor loan balances, which increased due to continued investment in marketing. Noninterest revenue of $2.9 billion was down $197 million, or 6%. Interchange income increased, benefiting from 12% higher charge volume, but was more than offset by higher volume-driven payments to partners, including Kohl's, and increased rewards expense (both of which are netted against interchange income).

The managed Provision for credit losses was $4.6 billion, down $2.7 billion, or 37%, from the prior year. This benefit was due to a significant decrease in net charge-offs of $2.4 billion, reflecting the continued low level of bankruptcy losses, partially offset by an increase in contractual net charge-offs. The provision also benefited from a release in the Allowance for loan losses in 2006 of unused reserves related to Hurricane Katrina, compared with an increase in the Allowance for loan losses in the prior year. The managed net charge-off rate decreased to 3.33%, from 5.21% in the prior year. The 30-day managed delinquency rate was 3.13%, up from 2.79% in the prior year.

Noninterest expense of $5.1 billion was up $476 million, or 10%, from the prior year due largely to higher marketing spending and acquisitions offset partially by merger savings.

The following is a brief description of selected business metrics within Card Services.

- **Charge volume** – Represents the dollar amount of cardmember purchases, balance transfers and cash advance activity.
- **Net accounts opened** – Includes originations, purchases and sales.
- **Merchant acquiring business** – Represents an entity that processes bank card transactions for merchants. JPMorgan Chase is a partner in Chase Paymentech Solutions, LLC, a merchant acquiring business.
  - **Bank card volume** – Represents the dollar amount of transactions processed for merchants.
  - **Total transactions** – Represents the number of transactions and authorizations processed for merchants.

Selected metrics

Year ended December 31, (in millions, except headcount, ratios and where otherwise noted)	2007	2006	2005
Financial metrics			
% of average managed outstandings:			
Net interest income	**8.16%**	8.36%	8.65%
Provision for credit losses	**3.82**	3.26	5.39
Noninterest revenue	**2.04**	2.09	2.61
Risk adjusted margin[(a)]	**6.38**	7.19	5.88
Noninterest expense	**3.29**	3.60	3.67
Pretax income (ROO)[(b)]	**3.09**	3.59	2.21
Net income	**1.95**	2.27	1.40
Business metrics			
Charge volume (in billions)	**$ 354.6**	$ 339.6	$ 301.9
Net accounts opened (in millions)[(c)]	**16.4#**	45.9#	21.1#
Credit cards issued (in millions)	**155.0**	154.4	110.4
Number of registered Internet customers (in millions)	**28.3**	22.5	14.6
Merchant acquiring business[(d)]			
Bank card volume (in billions)	**$ 719.1**	$ 660.6	$ 563.1
Total transactions (in billions)	**19.7#**	18.2#	15.5#
Selected ending balances			
Loans:			
Loans on balance sheets	**$ 84,352**	$ 85,881	$ 71,738
Securitized loans	**72,701**	66,950	70,527
Managed loans	**$157,053**	$152,831	$142,265
Selected average balances			
Managed assets	**$155,957**	$148,153	$141,933
Loans:			
Loans on balance sheets	**$ 79,980**	$ 73,740	$ 67,334
Securitized loans	**69,338**	67,367	69,055
Managed average loans	**$149,318**	$141,107	$136,389
Equity	**$ 14,100**	$ 14,100	$ 11,800
Headcount	**18,554#**	18,639#	18,629#
Managed credit quality statistics			
Net charge-offs	**$ 5,496**	$ 4,698	$ 7,100
Net charge-off rate	**3.68%**	3.33%	5.21%
Managed delinquency ratios			
30+ days	**3.48%**	3.13%	2.79%
90+ days	**1.65**	1.50	1.27
Allowance for loan losses[(e)]	**$ 3,407**	$ 3,176	$ 3,274
Allowance for loan losses to period-end loans[(e)]	**4.04%**	3.70%	4.56%

(a) Represents Total net revenue less Provision for credit losses.
(b) Pretax return on average managed outstandings.
(c) 2006 included approximately 30 million accounts from loan portfolio acquisitions and 2005 included approximately 10 million accounts from portfolio acquisitions.
(d) Represents 100% of the merchant acquiring business.
(e) Loans on a reported basis.

The financial information presented below reconciles reported basis and managed basis to disclose the effect of securitizations.

Year ended December 31, (in millions)	2007	2006	2005
Income statement data[(a)]			
Credit card income			
Reported	**$ 5,940**	$ 6,096	$ 6,069
Securitization adjustments	**(3,255)**	(3,509)	(2,718)
Managed credit card income	**$ 2,685**	$ 2,587	$ 3,351
Net interest income			
Reported	**$ 6,554**	$ 6,082	$ 5,309
Securitization adjustments	**5,635**	5,719	6,494
Managed net interest income	**$ 12,189**	$ 11,801	$ 11,803
Total net revenue			
Reported	**$ 12,855**	$ 12,535	$ 11,590
Securitization adjustments	**2,380**	2,210	3,776
Managed total net revenue	**$ 15,235**	$ 14,745	$ 15,366
Provision for credit losses			
Reported	**$ 3,331**	$ 2,388	$ 3,570
Securitization adjustments	**2,380**	2,210	3,776
Managed provision for credit losses	**$ 5,711**	$ 4,598	$ 7,346
Balance sheet – average balances[(a)]			
Total average assets			
Reported	**$ 89,177**	$ 82,887	$ 74,753
Securitization adjustments	**66,780**	65,266	67,180
Managed average assets	**$155,957**	$148,153	$141,933
Credit quality statistics[(a)]			
Net charge-offs			
Reported	**$ 3,116**	$ 2,488	$ 3,324
Securitization adjustments	**2,380**	2,210	3,776
Managed net charge-offs	**$ 5,496**	$ 4,698	$ 7,100

(a) For a discussion of managed basis, see the non-GAAP financial measures discussion on pages 36–37 of this Annual Report.

COMMERCIAL BANKING

Commercial Banking serves more than 30,000 clients nationally, including corporations, municipalities, financial institutions and not-for-profit entities with annual revenue generally ranging from $10 million to $2 billion. Commercial Banking delivers extensive industry knowledge, local expertise and a dedicated service model. In partnership with the Firm's other businesses, it provides comprehensive solutions including lending, treasury services, investment banking and asset management to meet its clients' domestic and international financial needs.

Selected income statement data

Year ended December 31, (in millions, except ratios)	2007	2006	2005
Revenue			
Lending & deposit-related fees	**$ 647**	$ 589	$ 572
Asset management, administration and commissions	**92**	67	57
All other income[a]	**524**	417	357
Noninterest revenue	**1,263**	1,073	986
Net interest income	**2,840**	2,727	2,502
Total net revenue	**4,103**	3,800	3,488
Provision for credit losses[b]	**279**	160	73
Noninterest expense			
Compensation expense	**706**	740	654
Noncompensation expense	**1,197**	1,179	1,137
Amortization of intangibles	**55**	60	65
Total noninterest expense	**1,958**	1,979	1,856
Income before income tax expense	**1,866**	1,661	1,559
Income tax expense	**732**	651	608
Net income	**$1,134**	$1,010	$ 951
Financial ratios			
ROE	**17%**	18%	28%
Overhead ratio	**48**	52	53

(a) Investment banking-related and commercial card revenue is included in all other income.
(b) 2005 includes a $35 million special provision related to Hurricane Katrina.

On October 1, 2006, JPMorgan Chase completed the acquisition of The Bank of New York's consumer, business banking and middle-market banking businesses, adding approximately $2.3 billion in loans and $1.2 billion in deposits to the Commercial Bank.

2007 compared with 2006

Net income was $1.1 billion, an increase of $124 million, or 12%, from the prior year due primarily to growth in total net revenue, partially offset by higher Provision for credit losses.

Record total net revenue of $4.1 billion increased $303 million, or 8%. Net interest income of $2.8 billion increased $113 million, or 4%, driven by double-digit growth in liability balances and loans, which reflected organic growth and the Bank of New York transaction, largely offset by the continued shift to narrower–spread liability products and spread compression in the loan and liability portfolios. Noninterest revenue was $1.3 billion, up $190 million, or 18%, due to increased deposit-related fees, higher investment banking revenue, and gains on sales of securities acquired in the satisfaction of debt.

On a segment basis, Middle Market Banking revenue was $2.7 billion, an increase of $154 million, or 6%, primarily due to the Bank of New York transaction, higher deposit-related fees and growth in investment banking revenue. Mid-Corporate Banking revenue was $815 million, an increase of $159 million, or 24%, reflecting higher lending revenue, investment banking revenue, and gains on sales of securities acquired in the satisfaction of debt. Real Estate Banking revenue of $421 million decreased $37 million, or 8%.

Provision for credit losses was $279 million, compared with $160 million in the prior year. The increase in the allowance for credit losses reflected portfolio activity including slightly lower credit quality as well as growth in loan balances. The Allowance for loan losses to average loans retained was 2.81%, compared with 2.86% in the prior year.

Noninterest expense was $2.0 billion, a decrease of $21 million, or 1%, largely due to lower Compensation expense driven by the absence of prior-year expense from the adoption of SFAS 123R, partially offset by expense growth related to the Bank of New York transaction.

2006 compared with 2005

Net income of $1.0 billion increased $59 million, or 6%, from the prior year due to higher revenue, partially offset by higher expense and Provision for credit losses.

Record total net revenue of $3.8 billion increased 9%, or $312 million. Net interest income increased to $2.7 billion, primarily driven by higher liability balances and loan volumes, partially offset by loan spread compression and a shift to narrower-spread liability products. Noninterest revenue was $1.1 billion, up $87 million, or 9%, due to record Investment banking revenue and higher commercial card revenue.

Revenue grew for each CB business compared with the prior year, driven by increased treasury services, investment banking and lending revenue. Compared with the prior year, Middle Market Banking revenue of $2.5 billion increased $177 million, or 8%. Mid-Corporate Banking revenue of $656 million increased $105 million, or 19%, and Real Estate Banking revenue of $458 million increased $24 million, or 6%.

Provision for credit losses was $160 million, up from $73 million in the prior year, reflecting portfolio activity and the establishment of additional Allowance for loan losses related to loans acquired from The Bank of New York, partially offset by a release of the unused portion of the special reserve established in 2005 for Hurricane Katrina. Net charge-offs were flat compared with the prior year. Nonperforming loans declined 56%, to $121 million.

Total noninterest expense of $2.0 billion increased $123 million, or 7%, from last year, primarily related to incremental compensation expense related to SFAS 123R and increased expense resulting from higher client usage of Treasury Services' products.

Selected metrics

Year ended December 31, (in millions, except headcount and ratios)	2007	2006	2005
Revenue by product:			
Lending	**$ 1,419**	$ 1,344	$ 1,215
Treasury services	**2,350**	2,243	2,062
Investment banking	**292**	253	206
Other	**42**	(40)	5
Total Commercial Banking revenue	**$ 4,103**	$ 3,800	$ 3,488
IB revenue, gross[(a)]	**$ 888**	$ 716	$ 552
Revenue by business:			
Middle Market Banking	**$ 2,689**	$ 2,535	$ 2,358
Mid-Corporate Banking	**815**	656	551
Real Estate Banking	**421**	458	434
Other	**178**	151	145
Total Commercial Banking revenue	**$ 4,103**	$ 3,800	$ 3,488
Selected average balances:			
Total assets	**$87,140**	$57,754	$52,358
Loans:			
Loans retained	**60,231**	53,154	47,834
Loans held-for-sale and loans at fair value	**863**	442	283
Total loans[(b)]	**61,094**	53,596	48,117
Liability balances[(c)]	**87,726**	73,613	66,055
Equity	**6,502**	5,702	3,400
Average loans by business:			
Middle Market Banking	**$37,333**	$33,225	$31,193
Mid-Corporate Banking	**12,481**	8,632	6,388
Real Estate Banking	**7,116**	7,566	6,909
Other	**4,164**	4,173	3,627
Total Commercial Banking loans	**$61,094**	$53,596	$48,117
Headcount	**4,125#**	4,459#	4,418#
Credit data and quality statistics:			
Net charge-offs	**$ 44**	$ 27	$ 26
Nonperforming loans	**146**	121	272
Allowance for credit losses:			
Allowance for loan losses	**1,695**	1,519	1,392
Allowance for lending-related commitments	**236**	187	154
Total allowance for credit losses	**1,931**	1,706	1,546
Net charge-off rate[(b)]	**0.07%**	0.05%	0.05%
Allowance for loan losses to average loans[(b)]	**2.81**	2.86	2.91
Allowance for loan losses to nonperforming loans	**1,161**	1,255	512
Nonperforming loans to average loans	**0.24**	0.23	0.57

(a) Represents the total revenue related to investment banking products sold to CB clients.
(b) Loans held-for-sale and loans accounted for at fair value under SFAS 159 were excluded when calculating the allowance coverage ratio and the net charge-off rate.
(c) Liability balances include deposits and deposits swept to on–balance sheet liabilities such as Commercial paper, Federal funds purchased and repurchase agreements.

Commercial Banking revenue comprises the following:

Lending includes a variety of financing alternatives, which are primarily provided on a basis secured by receivables, inventory, equipment, real estate or other assets. Products include:

- Term loans
- Revolving lines of credit
- Bridge financing
- Asset-based structures
- Leases

Treasury services includes a broad range of products and services enabling clients to transfer, invest and manage the receipt and disbursement of funds, while providing the related information reporting. These products and services include:

- U.S. dollar and multi-currency clearing
- ACH
- Lockbox
- Disbursement and reconciliation services
- Check deposits
- Other check and currency-related services
- Trade finance and logistics solutions
- Commercial card
- Deposit products, sweeps and money market mutual funds

Investment banking provides clients with sophisticated capital-raising alternatives, as well as balance sheet and risk management tools, through:

- Advisory
- Equity underwriting
- Loan syndications
- Investment-grade debt
- Asset-backed securities
- Private placements
- High-yield bonds
- Derivatives
- Foreign exchange hedges
- Securities sales

TREASURY & SECURITIES SERVICES

TSS is a global leader in transaction, investment and information services. TSS is one of the world's largest cash management providers and a leading global custodian. TS provides cash management, trade, wholesale card and liquidity products and services to small and mid-sized companies, multinational corporations, financial institutions and government entities. TS partners with the Commercial Banking, Retail Financial Services and Asset Management businesses to serve clients firmwide. As a result, certain TS revenue is included in other segments' results. WSS holds, values, clears and services securities, cash and alternative investments for investors and broker-dealers, and manages depositary receipt programs globally.

As a result of the transaction with The Bank of New York on October 1, 2006, selected corporate trust businesses were transferred from TSS to the Corporate segment and are reported in discontinued operations for all periods presented.

Selected income statement data

Year ended December 31, (in millions, except ratios)	2007	2006	2005
Revenue			
Lending & deposit-related fees	$ 923	$ 735	$ 731
Asset management, administration and commissions	3,050	2,692	2,409
All other income	708	612	519
Noninterest revenue	4,681	4,039	3,659
Net interest income	2,264	2,070	1,880
Total net revenue	6,945	6,109	5,539
Provision for credit losses	19	(1)	—
Credit reimbursement to IB[(a)]	(121)	(121)	(154)
Noninterest expense			
Compensation expense	2,353	2,198	1,874
Noncompensation expense	2,161	1,995	2,095
Amortization of intangibles	66	73	81
Total noninterest expense	4,580	4,266	4,050
Income before income tax expense	2,225	1,723	1,335
Income tax expense	828	633	472
Net income	$1,397	$1,090	$ 863
Financial ratios			
ROE	47%	48%	57%
Overhead ratio	66	70	73
Pretax margin ratio[(b)]	32	28	24

(a) TSS was charged a credit reimbursement related to certain exposures managed within the IB credit portfolio on behalf of clients shared with TSS.
(b) Pretax margin represents Income before income tax expense divided by Total net revenue, which is a measure of pretax performance and another basis by which management evaluates its performance and that of its competitors.

2007 compared with 2006

Net income was a record $1.4 billion, an increase of $307 million, or 28%, from the prior year, driven by record net revenue, partially offset by higher noninterest expense.

Total net revenue was $6.9 billion, an increase of $836 million, or 14%, from the prior year. Worldwide Securities Services net revenue of $3.9 billion was up $615 million, or 19%. The growth was driven by increased product usage by new and existing clients (primarily custody, securities lending, depositary receipts and fund services), market appreciation on assets under custody, and wider spreads on securities lending. These gains were offset partially by spread compression on liability products. Treasury Services net revenue was $3.0 billion, an increase of $221 million, or 8%, from the prior year. The results were driven by growth in electronic transaction volumes and higher liability balances, offset partially by a shift to narrower-spread liability products. TSS firmwide net revenue, which includes Treasury Services net revenue recorded in other lines of business, grew to $9.6 billion, up $1.0 billion, or 12%. Treasury Services firmwide net revenue grew to $5.6 billion, up $391 million, or 7%.

Noninterest expense was $4.6 billion, an increase of $314 million, or 7%, from the prior year, reflecting higher expense related to business and volume growth, as well as investment in new product platforms.

2006 compared with 2005

Net income was $1.1 billion, an increase of $227 million, or 26%, from the prior year. Earnings benefited from increased net revenue and the absence of prior-year charges of $58 million (after-tax) related to the termination of a client contract, partially offset by higher compensation expense.

Total net revenue was $6.1 billion, an increase of $570 million, or 10%. Worldwide Securities Services net revenue of $3.3 billion grew by $473 million, or 17%. The growth was driven by increased product usage by new and existing clients (primarily custody, fund services, depositary receipts and securities lending) and market appreciation on assets under custody. Treasury Services net revenue of $2.8 billion was up 4%. The growth was driven by higher liability balances, offset partially by a shift to narrower-spread liability products. TSS firmwide net revenue, which includes Treasury Services net revenue recorded in other lines of business, grew to $8.6 billion, up $778 million, or 10%. Treasury Services firmwide net revenue grew to $5.2 billion, an increase of $305 million, or 6%.

Total noninterest expense was $4.3 billion, up $216 million, or 5%. The increase was due to higher compensation expense related to increased client activity, business growth, investment in new product platforms and incremental expense related to SFAS 123R, partially offset by the absence of prior-year charges of $93 million related to the termination of a client contract.

Selected metrics

Year ended December 31, (in millions, except headcount, ratio data and where otherwise noted)	2007	2006	2005
Revenue by business			
Treasury Services	$ 3,013	$ 2,792	$ 2,695
Worldwide Securities Services	3,932	3,317	2,844
Total net revenue	$ 6,945	$ 6,109	$ 5,539
Business metrics			
Assets under custody (in billions)	$ 15,946	$ 13,903	$ 10,662
Number of:			
US$ ACH transactions originated (in millions)	3,870#	3,503#	2,966#
Total US$ clearing volume (in thousands)	111,036	104,846	95,713
International electronic funds transfer volume (in thousands)[(a)]	168,605	145,325	89,537
Wholesale check volume (in millions)	2,925	3,409	3,735
Wholesale cards issued (in thousands)[(b)]	18,722	17,228	13,206
Selected balance sheets (average)			
Total assets	$ 53,350	$ 31,760	$ 28,206
Loans[(c)]	20,821	15,564	12,349
Liability balances[(d)]	228,925	189,540	154,731
Equity	3,000	2,285	1,525
Headcount	25,669#	25,423#	22,207#
TSS firmwide metrics			
Treasury Services firmwide revenue[(e)]	$ 5,633	$ 5,242	$ 4,937
Treasury & Securities Services firmwide revenue[(e)]	9,565	8,559	7,781
Treasury Services firmwide overhead ratio[(f)]	56%	56%	58%
Treasury & Securities Services firmwide overhead ratio[(f)]	60	62	65
Treasury Services firmwide liability balances (average)[(g)]	$199,077	$162,020	$139,579
Treasury & Securities Services firmwide liability balances[(g)]	316,651	262,678	220,781

(a) International electronic funds transfer includes non-US$ ACH and clearing volume.
(b) Wholesale cards issued include domestic commercial card, stored value card, prepaid card and government electronic benefit card products.
(c) Loan balances include wholesale overdrafts, commercial cards and trade finance loans.
(d) Liability balances include deposits and deposits swept to on-balance sheet liabilities such as Commercial paper, Federal funds purchased and repurchase agreements.
(e) Firmwide revenue includes TS revenue recorded in the CB, Regional Banking and AM lines of business (see below) and excludes FX revenue recorded in the IB for TSS-related FX activity.

(in millions)	2007	2006	2005
Treasury Services revenue reported in CB	$ 2,350	$2,243	$2,062
Treasury Services revenue reported in other lines of business	270	207	180

TSS firmwide FX revenue, which includes FX revenue recorded in TSS and FX revenue associated with TSS customers who are FX customers of the IB, was $552 million, $445 million and $382 million for the years ended December 31, 2007, 2006 and 2005, respectively.

(f) Overhead ratios have been calculated based upon firmwide revenue and TSS and TS expense, respectively, including those allocated to certain other lines of business. FX revenue and expense recorded in the IB for TSS-related FX activity are not included in this ratio.
(g) Firmwide liability balances include TS' liability balances recorded in certain other lines of business.

Treasury & Securities Services firmwide metrics include certain TSS product revenue and liability balances reported in other lines of business for customers who are also customers of those lines of business. Management reviews firmwide metrics such as liability balances, revenue and overhead ratios in assessing financial performance for TSS as such firmwide metrics capture the firmwide impact of TS' and TSS' products and services. Management believes such firmwide metrics are necessary in order to understand the aggregate TSS business.

ASSET MANAGEMENT

With assets under supervision of $1.6 trillion, AM is a global leader in investment and wealth management. AM clients include institutions, retail investors and high-net-worth individuals in every major market throughout the world. AM offers global investment management in equities, fixed income, real estate, hedge funds, private equity and liquidity, including both money-market instruments and bank deposits. AM also provides trust and estate and banking services to high-net-worth clients, and retirement services for corporations and individuals. The majority of AM's client assets are in actively managed portfolios.

Selected income statement data

Year ended December 31, (in millions, except ratios)	2007	2006	2005
Revenue			
Asset management, administration and commissions	**$6,821**	$5,295	$4,189
All other income	**654**	521	394
Noninterest revenue	**7,475**	5,816	4,583
Net interest income	**1,160**	971	1,081
Total net revenue	**8,635**	6,787	5,664
Provision for credit losses	**(18)**	(28)	(56)
Noninterest expense			
Compensation expense	**3,521**	2,777	2,179
Noncompensation expense	**1,915**	1,713	1,582
Amortization of intangibles	**79**	88	99
Total noninterest expense	**5,515**	4,578	3,860
Income before income tax expense	**3,138**	2,237	1,860
Income tax expense	**1,172**	828	644
Net income	**$1,966**	$1,409	$1,216
Financial ratios			
ROE	**51%**	40%	51%
Overhead ratio	**64**	67	68
Pretax margin ratio[(a)]	**36**	33	33

(a) Pretax margin represents Income before income tax expense divided by Total net revenue, which is a measure of pretax performance and another basis by which management evaluates its performance and that of its competitors.

2007 compared with 2006

Net income was a record $2.0 billion, an increase of $557 million, or 40%, from the prior year. Results benefited from record net revenue, partially offset by higher noninterest expense.

Net revenue was $8.6 billion, an increase of $1.8 billion, or 27%, from the prior year. Noninterest revenue, primarily fees and commissions, was $7.5 billion, up $1.7 billion, or 29%, largely due to increased assets under management and higher performance and placement fees. Net interest income was $1.2 billion, up $189 million, or 19%, from the prior year, largely due to higher deposit and loan balances.

Institutional revenue grew 28%, to $2.5 billion, due to net asset inflows and performance fees. Private Bank revenue grew 37%, to $2.6 billion, due to higher assets under management, performance and placement fees, and increased loan and deposit balances. Retail revenue grew 28%, to $2.4 billion, primarily due to market appreciation and net asset inflows. Private Client Services revenue grew 7%, to $1.1 billion, reflecting higher assets under management and higher deposit balances.

The provision for credit losses was a benefit of $18 million, compared with a benefit of $28 million in the prior year.

Noninterest expense was $5.5 billion, an increase of $937 million, or 20%, from the prior year. The increase was due primarily to higher performance-based compensation expense and investments in all business segments.

2006 compared with 2005

Net income was a record $1.4 billion, up $193 million, or 16%, from the prior year. Improved results were driven by increased revenue offset partially by higher performance-based compensation expense, incremental expense from the adoption of SFAS 123R and the absence of a tax credit recognized in the prior year.

Total net revenue was a record $6.8 billion, up $1.1 billion, or 20%, from the prior year. Noninterest revenue, principally fees and commissions, of $5.8 billion was up $1.2 billion, or 27%. This increase was due largely to increased assets under management and higher performance and placement fees. Net interest income was $971 million, down $110 million, or 10%, from the prior year. The decline was due primarily to narrower spreads on deposit products and the absence of BrownCo, partially offset by higher deposit and loan balances.

Institutional revenue grew 41%, to $2.0 billion, due to net asset inflows and higher performance fees. Private Bank revenue grew 13%, to $1.9 billion, due to increased placement activity, higher asset management fees and higher deposit balances, partially offset by narrower average spreads on deposits. Retail revenue grew 22%, to $1.9 billion, primarily due to net asset inflows, partially offset by the sale of BrownCo. Private Client Services revenue decreased 1%, to $1.0 billion, as higher deposit and loan balances were more than offset by narrower average deposit and loan spreads.

Provision for credit losses was a benefit of $28 million compared with a benefit of $56 million in the prior year. The 2006 benefit reflects a high level of recoveries and stable credit quality.

Total noninterest expense of $4.6 billion was up $718 million, or 19%, from the prior year. The increase was due to higher performance-based compensation, incremental expense related to SFAS 123R, increased salaries and benefits related to business growth, and higher minority interest expense related to Highbridge, partially offset by the absence of BrownCo.

Selected metrics

Year ended December 31, (in millions, except headcount, ranking data, and where otherwise noted)	2007	2006	2005
Revenue by client segment			
Institutional	$ 2,525	$ 1,972	$ 1,395
Private Bank	2,605	1,907	1,689
Retail	2,408	1,885	1,544
Private Client Services	1,097	1,023	1,036
Total net revenue	$ 8,635	$ 6,787	$ 5,664
Business metrics			
Number of:			
Client advisors	1,729#	1,506#	1,484#
Retirement planning services participants	1,501,000	1,362,000	1,299,000
% of customer assets in 4 & 5 Star Funds[a]	55%	58%	46%
% of AUM in 1st and 2nd quartiles:[b]			
1 year	57%	83%	69%
3 years	75%	77%	68%
5 years	76%	79%	74%
Selected balance sheets data (average)			
Total assets	$ 51,882	$ 43,635	$ 41,599
Loans[c][d]	29,496	26,507	26,610
Deposits[d]	58,863	50,607	42,123
Equity	3,876	3,500	2,400
Headcount	14,799#	13,298#	12,127#
Credit data and quality statistics			
Net charge-offs (recoveries)	$ (8)	$ (19)	$ 23
Nonperforming loans	12	39	104
Allowance for loan losses	112	121	132
Allowance for lending-related commitments	7	6	4
Net charge-off (recovery) rate	(0.03)%	(0.07)%	0.09%
Allowance for loan losses to average loans	0.38	0.46	0.50
Allowance for loan losses to nonperforming loans	933	310	127
Nonperforming loans to average loans	0.04	0.15	0.39

(a) Derived from following rating services: Morningstar for the United States; Micropal for the United Kingdom, Luxembourg, Hong Kong and Taiwan; and Nomura for Japan.
(b) Derived from following rating services: Lipper for the United States and Taiwan; Micropal for the United Kingdom, Luxembourg and Hong Kong; and Nomura for Japan.
(c) Held-for-investment prime mortgage loans transferred from AM to Treasury within the Corporate segment during 2007 were $6.5 billion. There were no loans transferred during 2006 or 2005. Although the loans, together with the responsibility for the investment management of the portfolio, were transferred to Treasury, the transfer has no material impact on the financial results of AM.
(d) The sale of BrownCo, which closed on November 30, 2005, included $3.0 billion in both loans and deposits.

AM's client segments comprise the following:

Institutional brings comprehensive global investment services – including asset management, pension analytics, asset-liability management and active risk budgeting strategies – to corporate and public institutions, endowments, foundations, not-for-profit organizations and governments worldwide.

Retail provides worldwide investment management services and retirement planning and administration through third-party and direct distribution of a full range of investment vehicles.

The **Private Bank** addresses every facet of wealth management for ultra-high-net-worth individuals and families worldwide, including investment management, capital markets and risk management, tax and estate planning, banking, capital raising and specialty-wealth advisory services.

Private Client Services offers high-net-worth individuals, families and business owners in the United States comprehensive wealth management solutions, including investment management, capital markets and risk management, tax and estate planning, banking and specialty-wealth advisory services.

JPMorgan Asset Management has established two high-level measures of its overall performance.

- Percentage of assets under management in funds rated 4 and 5 stars (3 year). Mutual fund rating services rank funds based on their risk-adjusted performance over various periods. A 5 star rating is the best and represents the top 10% of industry wide ranked funds. A 4 star rating represents the next 22% of industry wide ranked funds. The worst rating is a 1 star rating.
- Percentage of assets under management in first- or second-quartile funds (one, three and five years). Mutual fund rating services rank funds according to a peer-based performance system, which measures returns according to specific time and fund classification (small, mid, multi and large cap).

Assets under supervision

2007 compared with 2006

Assets under supervision ("AUS") were $1.6 trillion, an increase of $225 billion, or 17%, from the prior year. Assets under management ("AUM") were $1.2 trillion, up 18%, or $180 billion, from the prior year. The increase in AUM was the result of net asset inflows into liquidity and alternative products and market appreciation across all segments. Custody, brokerage, administration and deposit balances were $379 billion, up $45 billion. The Firm also has a 44% interest in American Century Companies, Inc., whose AUM totaled $102 billion and $103 billion at December 31, 2007 and 2006, respectively, which are excluded from the AUM above.

2006 compared with 2005

AUS were $1.3 trillion, up 17%, or $198 billion, from the prior year. AUM were $1.0 trillion, up 20%, or $166 billion, from the prior year. The increase in AUM was the result of net asset inflows in the Retail segment, primarily in equity-related products, Institutional segment flows, primarily in liquidity products and market appreciation. Custody, brokerage, administration and deposit balances were $334 billion, up $32 billion. The AUM of American Century Companies, Inc., totaled $103 billion and $101 billion at December 31, 2006 and 2005, respectively, which are excluded from the AUM above.

Assets under supervision[(a)]

As of or for the year ended December 31, (in billions)	2007	2006	2005
Assets by asset class			
Liquidity[(b)]	$ 400	$ 311	$ 238
Fixed income	200	175	165
Equities & balanced	472	427	370
Alternatives	121	100	74
Total Assets under management	1,193	1,013	847
Custody/brokerage/ administration/deposits	379	334	302
Total Assets under supervision	$1,572	$ 1,347	$1,149
Assets by client segment			
Institutional[(c)]	$ 632	$ 538	$ 481
Private Bank	201	159	145
Retail[(c)]	300	259	169
Private Client Services	60	57	52
Total Assets under management	$1,193	$ 1,013	$ 847
Institutional[(c)]	$ 633	$ 539	$ 484
Private Bank	433	357	318
Retail[(c)]	394	343	245
Private Client Services	112	108	102
Total Assets under supervision	$1,572	$ 1,347	$1,149
Assets by geographic region			
U.S./Canada	$ 760	$ 630	$ 562
International	433	383	285
Total Assets under management	$1,193	$ 1,013	$ 847
U.S./Canada	$1,032	$ 889	$ 805
International	540	458	344
Total Assets under supervision	$1,572	$ 1,347	$1,149
Mutual fund assets by asset class			
Liquidity	$ 339	$ 255	$ 182
Fixed income	46	46	45
Equities	224	206	150
Total mutual fund assets	$ 609	$ 507	$ 377
Assets under management rollforward			
Beginning balance, January 1	$1,013	$ 847	$ 791
Net asset flows:			
Liquidity	78	44	8
Fixed income	9	11	—
Equities, balanced and alternative	28	34	24
Market/performance/other impacts	65	77	24
Ending balance, December 31	$1,193	$ 1,013	$ 847
Assets under supervision rollforward			
Beginning balance, January 1	$1,347	$ 1,149	$1,106
Net asset flows	143	102	49
Acquisitions /divestitures[(d)]	—	—	(33)
Market/performance/other impacts	82	96	27
Ending balance, December 31	$1,572	$ 1,347	$1,149

(a) Excludes Assets under management of American Century Companies, Inc., in which the Firm had a 44% ownership at December 31, 2007.
(b) 2006 data reflects the reclassification of $19 billion of assets under management into liquidity from other asset classes. Prior period data were not restated.
(c) In 2006, assets under management of $22 billion from Retirement planning services has been reclassified from the Institutional client segment to the Retail client segment in order to be consistent with the revenue by client segment reporting.
(d) Reflects the sale of BrownCo ($33 billion) in 2005.

The Corporate sector comprises Private Equity, Treasury, corporate staff units and expense that is centrally managed. Private Equity includes the JPMorgan Partners and ONE Equity Partners businesses. Treasury manages capital, liquidity, interest rate and foreign exchange risk and the investment portfolio for the Firm. The corporate staff units include Central Technology and Operations, Internal Audit, Executive Office, Finance, Human Resources, Marketing & Communications, Legal & Compliance, Corporate Real Estate and General Services, Risk Management and Strategy & Development. Other centrally managed expense includes the Firm's occupancy and pension-related expense, net of allocations to the business.

Selected income statement data

Year ended December 31, (in millions)	2007	2006	2005
Revenue			
Principal transactions[(a)(b)]	$ 4,552	$ 1,181	$ 1,527
Securities gains (losses)	39	(608)	(1,487)
All other income[(c)]	441	485	1,583
Noninterest revenue	5,032	1,058	1,623
Net interest income (expense)	(787)	(1,044)	(2,756)
Total net revenue	4,245	14	(1,133)
Provision for credit losses	(11)	(1)	10
Noninterest expense			
Compensation expense[(b)]	2,754	2,626	3,148
Noncompensation expense[(d)]	3,030	2,357	5,965
Merger costs	209	305	722
Subtotal	5,993	5,288	9,835
Net expense allocated to other businesses	(4,231)	(4,141)	(4,505)
Total noninterest expense	1,762	1,147	5,330
Income (loss) from continuing operations before income tax expense	2,494	(1,132)	(6,473)
Income tax expense (benefit)[(e)]	719	(1,179)	(2,690)
Income (loss) from continuing operations	1,775	47	(3,783)
Income from discontinued operations[(f)]	—	795	229
Net income (loss)	$ 1,775	$ 842	$(3,554)

(a) The Firm adopted SFAS 157 in the first quarter of 2007. See Note 4 on pages 111–118 of this Annual Report for additional information.
(b) 2007 included the classification of certain private equity carried interest from Principal transactions to Compensation expense.
(c) Included a gain of $1.3 billion on the sale of BrownCo in 2005.
(d) Included insurance recoveries related to material legal proceedings of $512 million and $208 million in 2006 and 2005, respectively. Includes litigation reserve charges of $2.8 billion in 2005.
(e) Includes tax benefits recognized upon resolution of tax audits.
(f) Included a $622 million gain from the sale of selected corporate trust businesses in the fourth quarter of 2006.

2007 compared with 2006

Net income was $1.8 billion, compared with $842 million in the prior year, benefiting from strong Private Equity gains, partially offset by higher expense. Prior-year results also included Income from discontinued operations of $795 million, which included a one-time gain of $622 million from the sale of selected corporate trust businesses.

Net income for Private Equity was $2.2 billion, compared with $627 million in the prior year. Total net revenue was $4.0 billion, an increase of $2.8 billion. The increase was driven by Private Equity gains of $4.1 billion, compared with $1.3 billion, reflecting a higher level of gains and the change in classification of carried interest to compensation expense. Total noninterest expense was $589 million, an increase of $422 million from the prior year. The increase was driven by higher compensation expense reflecting the change in the classification of carried interest.

Net loss for Treasury and Other Corporate was $390 million compared with a net loss of $580 million in the prior year. Treasury and Other Corporate Total net revenue was $278 million, an increase of $1.4 billion. Revenue benefited from net security gains compared with net security losses in the prior year and improved net interest spread. Total noninterest expense was $1.2 billion, an increase of $193 million from the prior year. The increase reflected higher net litigation expense driven by credit card-related litigation and the absence of prior-year insurance recoveries related to certain material litigation partially offset by lower compensation expense.

2006 compared with 2005

On August 1, 2006, the buyout and growth equity professionals of JPMorgan Partners ("JPMP") formed an independent firm, CCMP Capital, LLC ("CCMP"), and the venture professionals separately formed an independent firm, Panorama Capital, LLC ("Panorama"). The investment professionals of CCMP and Panorama continue to manage the former JPMP investments pursuant to a management agreement with the Firm.

On October 1, 2006, the Firm completed the exchange of selected corporate trust businesses, including trustee, paying agent, loan agency and document management services, for the consumer, business banking and middle-market banking businesses of The Bank of New York. These corporate trust businesses, which were previously reported in TSS, are now reported as discontinued operations for all periods presented within Corporate. The related balance sheet and income statement activity were transferred to the Corporate segment commencing with the second quarter of 2006. Periods prior to the second quarter of 2006 were revised to reflect this transfer.

Net income was $842 million compared with a net loss of $3.6 billion in the prior year, benefiting from lower net litigation costs and improved Treasury investment performance. Prior-year results included a $752 million gain on the sale of BrownCo.

Net income for Private Equity was $627 million, compared with $821 million in the prior year. Net revenue was $1.1 billion, a decrease of $379 million. The decrease was driven by lower Private Equity gains. Noninterest expense was $167 million, a decrease of $78 million from the prior year.

Net loss for Treasury and Other Corporate was $580 million compared with a net loss of $4.6 billion. Treasury and Other Corporate net revenue was a negative $1.1 billion compared with negative $2.7 billion. The improvement reflected higher net interest income, which was driven by an improved net interest spread, an increase in AFS securities and lower security losses. Prior-year results included a gain of $1.3 billion on the sale of BrownCo. Noninterest expense was $980 million, a decrease of $4.1 billion from the prior year. Insurance recoveries relating to certain material litigation were $512 million in 2006, while the prior-year results included a material litigation charge of $2.8 billion and related insurance recoveries of $208 million. Merger costs were $305 million, compared with $722 million in the prior year.

Discontinued operations include the results of operations of selected corporate trust businesses that were sold to The Bank of New York on October 1, 2006. Prior to the sale, the selected corporate trust businesses produced $173 million of Income from discontinued operations in 2006, compared with $229 million in the prior year. Income from discontinued operations for 2006 also included a one-time gain of $622 million related to the sale of these businesses.

Selected metrics

Year ended December 31, (in millions, except headcount)	2007	2006	2005
Total net revenue			
Private equity[(a)(b)]	$ 3,967	$ 1,142	$ 1,521
Treasury and Corporate other[(c)]	278	(1,128)	(2,654)
Total net revenue	$ 4,245	$ 14	$ (1,133)
Net income (loss)			
Private equity[(a)]	$ 2,165	$ 627	$ 821
Treasury and Corporate other[(c)(d)(e)]	(260)	(391)	(4,156)
Merger costs	(130)	(189)	(448)
Income (loss) from continuing operations	1,775	47	(3,783)
Income from discontinued operations (after-tax)[(f)]	—	795	229
Total net income (loss)	$ 1,775	$ 842	$ (3,554)
Headcount	22,512#	23,242#	30,666#

(a) The Firm adopted SFAS 157 in the first quarter of 2007. See Note 4 on pages 111–118 of this Annual Report for additional information.
(b) 2007 included the classification of certain private equity carried interest from Net revenue to Compensation expense.
(c) Included a gain of $752 million ($1.3 billion pretax) on the sale of BrownCo in 2005.
(d) Included insurance recoveries (after-tax) related to material legal proceedings of $317 million and $129 million in 2006 and 2005, respectively. Includes litigation reserve charges (after-tax) of $1.7 billion in 2005.
(e) Includes tax benefits recognized upon resolution of tax audits.
(f) Included a $622 million gain from the sale of selected corporate trust business in the fourth quarter of 2006.

Private equity portfolio

2007 compared with 2006

The carrying value of the private equity portfolio at December 31, 2007, was $7.2 billion, up from $6.1 billion from December 31, 2006. The portfolio increase was due primarily to favorable valuation adjustments on nonpublic investments and new investments, partially offset by sales activity. The portfolio represented 9.2% of the Firm's stockholders' equity less goodwill at December 31, 2007, up from 8.6% at December 31, 2006.

2006 compared with 2005

The carrying value of the private equity portfolio declined by $95 million to $6.1 billion as of December 31, 2006. This decline was due primarily to sales, partially offset by new investment activity. The portfolio represented 8.6% of the Firm's stockholder equity less goodwill at December 31, 2006, down from 9.7% at December 31, 2005.

Selected income statement and balance sheet data

Year ended December 31, (in millions)	2007	2006	2005
Treasury			
Securities gains (losses)[(a)]	$ 37	$ (619)	$ (1,486)
Investment portfolio (average)	85,517	63,361	46,520
Investment portfolio (ending)	76,200	82,091	30,741
Mortgage loans (average)[(b)]	29,118	—	—
Mortgage loans (ending)[(b)]	36,942	—	—
Private equity			
Realized gains	$ 2,312	$ 1,223	$ 1,969
Unrealized gains (losses)	1,607	(1)	(410)
Total direct investments[(c)]	3,919	1,222	1,559
Third-party fund investments	165	77	132
Total private equity gains[(d)]	$ 4,084	$ 1,299	$ 1,691
Private equity portfolio information[(e)]			
Direct investments			
Publicly held securities			
Carrying value	$ 390	$ 587	$ 479
Cost	288	451	403
Quoted public value	536	831	683
Privately held direct securities			
Carrying value	5,914	4,692	5,028
Cost	4,867	5,795	6,463
Third-party fund investments[(f)]			
Carrying value	849	802	669
Cost	1,076	1,080	1,003
Total private equity portfolio – Carrying value	$ 7,153	$ 6,081	$ 6,176
Total private equity portfolio – Cost	$ 6,231	$ 7,326	$ 7,869

(a) Losses reflected repositioning of the Treasury investment securities portfolio. Excludes gains/losses on securities used to manage risks associated with MSRs.
(b) In 2007, held-for-investment prime mortgage loans were transferred from RFS and AM. The transfer has no material impact on the financial results of Corporate.
(c) Private equity gains include a fair value adjustment related to the adoption of SFAS 157 in the first quarter of 2007.
(d) Included in Principal transactions revenue.
(e) For more information on the Firm's policies regarding the valuation of the private equity portfolio, see Note 4 on pages 111–118 of this Annual Report.
(f) Unfunded commitments to third-party equity funds were $881 million, $589 million and $242 million at December 31, 2007, 2006 and 2005, respectively.

Condensed consolidated balance sheet data

December 31, (in millions)	2007	2006
Assets		
Cash and due from banks	**$ 40,144**	$ 40,412
Deposits with banks	**11,466**	13,547
Federal funds sold and securities purchased under resale agreements	**170,897**	140,524
Securities borrowed	**84,184**	73,688
Trading assets:		
Debt and equity instruments	**414,273**	310,137
Derivative receivables	**77,136**	55,601
Securities	**85,450**	91,975
Loans	**519,374**	483,127
Allowance for loan losses	**(9,234)**	(7,279)
Loans, net of Allowance for loan losses	**510,140**	475,848
Accrued interest and accounts receivable	**24,823**	22,891
Goodwill	**45,270**	45,186
Other intangible assets	**14,731**	14,852
Other assets	**83,633**	66,859
Total assets	**$ 1,562,147**	$ 1,351,520
Liabilities		
Deposits	**$ 740,728**	$ 638,788
Federal funds purchased and securities sold under repurchase agreements	**154,398**	162,173
Commercial paper and other borrowed funds	**78,431**	36,902
Trading liabilities:		
Debt and equity instruments	**89,162**	90,488
Derivative payables	**68,705**	57,469
Accounts payable, accrued expense and other liabilities	**94,476**	88,096
Beneficial interests issued by consolidated VIEs	**14,016**	16,184
Long-term debt and trust preferred capital debt securities	**199,010**	145,630
Total liabilities	**1,438,926**	1,235,730
Stockholders' equity	**123,221**	115,790
Total liabilities and stockholders' equity	**$ 1,562,147**	$ 1,351,520

Consolidated balance sheets overview

The following is a discussion of the significant changes in the Consolidated balance sheet items from December 31, 2006.

Deposits with banks; Federal funds sold and securities purchased under resale agreements; Securities borrowed; Federal funds purchased and securities sold under repurchase agreements

The Firm utilizes Deposits with banks, Federal funds sold and securities purchased under resale agreements, Securities borrowed, and Federal funds purchased and securities sold under repurchase agreements as part of its liquidity management activities to manage the Firm's cash positions and risk-based capital requirements, and to support the Firm's trading activities and its risk management activities. In particular, Federal funds purchased and securities sold under repurchase agreements are used as short-term funding sources. The increase from December 31, 2006, in Federal funds sold and securities purchased under resale agreements and Securities borrowed reflected a higher level of funds that were available for short-term investment opportunities and a higher volume of securities needed for trading purposes. The decrease in Federal funds purchased and securities sold under repurchase agreements was due primarily to a lower level of AFS securities in Treasury, partly offset by higher amounts to fund trading positions. For additional information on the Firm's Liquidity risk management, see pages 70–73 of this Annual Report.

Trading assets and liabilities – debt and equity instruments

The Firm uses debt and equity trading instruments for both market-making and proprietary risk-taking activities. These instruments consist primarily of fixed income securities, including government and corporate debt; equity, including convertible securities; loans; and physical commodities inventories. The increase in trading assets from December 31, 2006, was due primarily to the more active capital markets environment, with growth in client-driven market-making activities, particularly for debt securities. In addition, a total of $33.8 billion of loans are now accounted for at fair value under SFAS 159 and classified as trading assets at December 31, 2007. The trading assets accounted for under SFAS 159 are primarily certain prime mortgage loans warehoused by RFS for sale or securitization purposes, and loans warehoused by IB. For additional information, refer to Note 5 and Note 6 on pages 119–121 and 122, respectively, of this Annual Report.

Trading assets and liabilities – derivative receivables and payables

The Firm utilizes various interest rate, foreign exchange, equity, credit and commodity derivatives for market-making, proprietary risk-taking and risk-management purposes. Both derivative receivables and derivative payables increased from December 31, 2006, primarily driven by increases in credit derivative and interest rate products due to increased credit spreads and lower interest rates, respectively, as well as a decline in the U.S. dollar. For additional information, refer to Derivative contracts, Note 6 and Note 30 on pages 79–82, 122 and 168–169, respectively, of this Annual Report.

Securities

Almost all of the Firm's securities portfolio is classified as AFS and is used primarily to manage the Firm's exposure to interest rate movements. The AFS portfolio decreased from December 31, 2006, primarily due to net sales and maturities of securities in Treasury. For additional information related to securities, refer to the Corporate segment discussion and to Note 12 on pages 59–60 and 134–136, respectively, of this Annual Report.

Loans and Allowance for loan losses
The Firm provides loans to customers of all sizes, from large corporate and institutional clients to individual consumers. The Firm manages the risk/reward relationship of each portfolio and discourages the retention of loan assets that do not generate a positive return above the cost of risk-adjusted capital. Loans increased $36.2 billion, or 8%, from December 31, 2006, primarily due to business growth in wholesale lending activity, mainly in IB, CB and AM; organic growth in the Home Equity portfolio; and the decision during the third quarter of 2007 to retain rather than sell subprime mortgage loans. These increases were offset partly by a decline in consumer loans as certain prime mortgage loans originated after January 1, 2007, are classified as Trading assets and accounted for at fair value under SFAS 159. In addition, certain loans warehoused in the IB were transferred to Trading assets on January 1, 2007, as part of the adoption of SFAS 159. The Allowance for loan losses increased $2.0 billion, or 27%, from December 31, 2006. The consumer and wholesale components of the allowance increased $1.5 billion and $443 million, respectively. The increase in the consumer portion of the allowance was due to increases of $1.2 billion in RFS, reflecting higher estimated losses related to home equity and subprime mortgage loans, and $231 million in CS, reflecting a higher level of estimated net charge-offs in the credit card portfolio. The increase in the wholesale portion of the allowance was primarily due to loan growth in IB and CB. For a more detailed discussion of the loan portfolio and the Allowance for loan losses, refer to Credit risk management on pages 73–89 of this Annual Report.

Goodwill
Goodwill arises from business combinations and represents the excess of the cost of an acquired entity over the net fair value amounts assigned to assets acquired and liabilities assumed. The increase in Goodwill primarily resulted from certain acquisitions by TSS and CS, and currency translation adjustments on the Sears Canada credit card acquisition. Partially offsetting these increases was a reduction resulting from the adoption of FIN 48, as well as tax-related purchase accounting adjustments. For additional information, see Notes 18 and 26 on pages 154–157 and 164–165, respectively, of this Annual Report.

Other intangible assets
The Firm's other intangible assets consist of MSRs, purchased credit card relationships, other credit card-related intangibles, core deposit intangibles and all other intangibles. The slight decline in Other intangible assets reflects amortization, primarily related to credit card business-related intangibles and core deposit intangibles. This decrease was offset largely by an increase in the MSR asset, as additions from loan sales and purchases were offset partially by fair value changes reflecting modeled servicing portfolio runoff and negative fair value adjustments, as declining interest rates during the second half of 2007 drove an increase in estimated future prepayments. For additional information on MSRs and other intangible assets, see RFS's Mortgage Banking business discussion and Note 18 on pages 46–47 and 154–157 of this Annual Report.

Deposits
The Firm's deposits represent a liability to customers, both retail and wholesale, for funds held on their behalf. Deposits are generally classified by location (U.S. and non-U.S.), whether they are interest or noninterest-bearing, and by type (i.e., demand, money market deposit accounts, savings, time or negotiable order of withdrawal accounts). Deposits help provide a stable and consistent source of funding for the Firm. Deposits rose from December 31, 2006, primarily due to a net increase in wholesale interest-bearing deposits in TSS, AM and CB, driven by growth in business volumes. For more information on deposits, refer to the RFS, TSS, and AM segment discussions and the Liquidity risk management discussion on pages 43–48, 54–55, 56–58, and 70–73, respectively, of this Annual Report. For more information on wholesale liability balances, including deposits, refer to the CB and TSS segment discussions on pages 52–53 and 54–55, respectively, of this Annual Report.

Commercial paper and other borrowed funds
The Firm utilizes Commercial paper and other borrowed funds as part of its liquidity management activities to cover short-term funding needs, and in connection with TSS's cash management product whereby clients' excess funds, primarily in TSS, CB and RFS, are transferred into commercial paper overnight sweep accounts. The increases in Commercial paper and other borrowed funds were due primarily to the Firm's ongoing efforts to build further liquidity, growth in the volume of liability balances in sweep accounts and higher short-term requirements to fund trading positions. For additional information on the Firm's Liquidity risk management, see pages 70–73 of this Annual Report.

Long-term debt and trust preferred capital debt securities
The Firm utilizes Long-term debt and trust preferred capital debt securities to build liquidity as part of its longer-term liquidity and capital management activities. Long-term debt and trust preferred capital debt securities increased from December 31, 2006, reflecting net new issuances, including client-driven structured notes in the IB. For additional information on the Firm's long-term debt activities, see the Liquidity risk management discussion on pages 70–73 of this Annual Report.

Stockholders' equity
Total stockholders' equity increased $7.4 billion from year-end 2006 to $123.2 billion at December 31, 2007. The increase was primarily the result of Net income for 2007, net shares issued under the Firm's employee stock-based compensation plans, and the cumulative effect on Retained earnings of changes in accounting principles of $915 million. These were offset partially by stock repurchases and the declaration of cash dividends. The $915 million increase in Retained earnings resulting from the adoption of new accounting principles primarily reflected $287 million related to SFAS 157, $199 million related to SFAS 159 and $436 million related to FIN 48 in the first quarter of 2007. For a further discussion of capital, see the Capital management section that follows; for a further discussion of the accounting changes, see Accounting and Reporting Developments on page 99, Note 4 on pages 111–118, Note 5 on pages 119–121 and Note 26 on pages 164–165 of this Form Annual Report.

The Firm's capital management framework is intended to ensure that there is capital sufficient to support the underlying risks of the Firm's business activities and to maintain "well-capitalized" status under regulatory requirements. In addition, the Firm holds capital above these requirements in amounts deemed appropriate to achieve management's regulatory and debt rating objectives. The process of assigning equity to the lines of business is integrated into the Firm's capital framework and is overseen by ALCO.

Line of business equity

The Firm's framework for allocating capital is based upon the following objectives:

- integrate firmwide capital management activities with capital management activities within each of the lines of business;
- measure performance consistently across all lines of business; and
- provide comparability with peer firms for each of the lines of business.

Equity for a line of business represents the amount the Firm believes the business would require if it were operating independently, incorporating sufficient capital to address economic risk measures, regulatory capital requirements and capital levels for similarly rated peers. Capital is also allocated to each line of business for, among other things, goodwill associated with such line of business' acquisitions since the Merger. In management's view, this methodology assigns responsibility to the lines of business to generate returns on the amount of capital supporting acquisition-related goodwill. At the time of the Merger, the Firm assigned to the Corporate segment an amount of equity capital equal to the then-current book value of goodwill from and prior to the Merger. Return on equity is measured and internal targets for expected returns are established as a key measure of a business segment's performance. The Firm may revise its equity capital-allocation methodology again in the future.

In accordance with SFAS 142, the lines of business perform the required goodwill impairment testing. For a further discussion of goodwill and impairment testing, see Critical accounting estimates and Note 18 on pages 96–98 and 154–157, respectively, of this Annual Report.

Line of business equity (in billions)	Yearly Average **2007**	2006
Investment Bank	**$ 21.0**	$ 20.8
Retail Financial Services	**16.0**	14.6
Card Services	**14.1**	14.1
Commercial Banking	**6.5**	5.7
Treasury & Securities Services	**3.0**	2.3
Asset Management	**3.9**	3.5
Corporate[a]	**54.2**	49.7
Total common stockholders' equity	**$118.7**	$110.7

(a) 2007 and 2006 include $41.7 billion of equity to offset goodwill and $12.5 billion and $8.0 billion, respectively, of equity, primarily related to Treasury, Private Equity and the Corporate Pension Plan.

Economic risk capital

JPMorgan Chase assesses its capital adequacy relative to the risks underlying the Firm's business activities, utilizing internal risk-assessment methodologies. The Firm measures economic capital primarily based upon four risk factors: credit risk, market risk, operational risk and private equity risk, principally for the Firm's private equity business.

Economic risk capital (in billions)	Yearly Average **2007**	2006
Credit risk[a]	**$ 30.0**	$ 26.7
Market risk	**9.5**	9.9
Operational risk	**5.6**	5.7
Private equity risk	**3.7**	3.4
Economic risk capital	**48.8**	45.7
Goodwill	**45.2**	43.9
Other[b]	**24.7**	21.1
Total common stockholders' equity	**$118.7**	$110.7

(a) Incorporates a change to the wholesale credit risk methodology, which has been modified to include a through-the-cycle adjustment (described below). The prior period has been revised to reflect this methodology change.
(b) Reflects additional capital required, in management's view, to meet its regulatory and debt rating objectives.

Credit risk capital

Credit risk capital is estimated separately for the wholesale businesses (IB, CB, TSS and AM) and consumer businesses (RFS and CS).

Credit risk capital for the overall wholesale credit portfolio is defined in terms of unexpected credit losses, both from defaults and declines in the portfolio value due to credit deterioration, measured over a one-year period at a confidence level consistent with the level of capitalization necessary to achieve a targeted "AA" credit rating. Unexpected losses are losses in excess of those for which provisions for credit losses are maintained. The capital methodology is based upon several principal drivers of credit risk: exposure at default (or loan-equivalent amount), default likelihood, credit spreads, loss severity and portfolio correlation.

In 2007, an updated capital methodology was introduced for credit exposures in the IB and for certain non-IB credit exposures related to publicly traded entities. The updated methodology includes a through-the-cycle adjustment to capital levels that reflects capital that would be needed across the various credit cycles. Capital methodologies employed across all wholesale businesses now employ a through-the-cycle approach.

Credit risk capital for the consumer portfolio is based upon product and other relevant risk segmentation. Actual segment level default and severity experience are used to estimate unexpected losses for a one-year horizon at a confidence level equivalent to the targeted "AA" credit rating. Statistical results for certain segments or portfolios are adjusted to ensure that capital is consistent with external benchmarks, such as subordination levels on market transactions or capital held at representative monoline competitors, where appropriate.

Market risk capital

The Firm calculates market risk capital guided by the principle that capital should reflect the risk of loss in the value of portfolios and financial instruments caused by adverse movements in market variables, such as interest and foreign exchange rates, credit spreads, securities prices and commodities prices. Daily Value-at-Risk ("VAR"), monthly stress-test results and other factors are used to determine appropriate capital levels. The Firm allocates market risk capital to each business segment according to a formula that weights that segment's VAR and stress-test exposures. See Market risk management on pages 90–94 of this Annual Report for more information about these market risk measures.

Operational risk capital

Capital is allocated to the lines of business for operational risk using a risk-based capital allocation methodology which estimates operational risk on a bottom-up basis. The operational risk capital model is based upon actual losses and potential scenario-based stress losses, with adjustments to the capital calculation to reflect changes in the quality of the control environment or the use of risk-transfer products. The Firm believes its model is consistent with the new Basel II Framework and expects to propose it for qualification under the Basel II advanced measurement approach for operational risk.

Private equity risk capital

Capital is allocated to privately and publicly held securities, third-party fund investments and commitments in the Private Equity portfolio to cover the potential loss associated with a decline in equity markets and related asset devaluations. In addition to negative market fluctuations, potential losses in private equity investment portfolios can be magnified by liquidity risk. The capital allocation for the Private Equity portfolio is based upon measurement of the loss experience suffered by the Firm and other market participants over a prolonged period of adverse equity market conditions.

Regulatory capital

The Board of Governors of the Federal Reserve System (the "Federal Reserve Board") establishes capital requirements, including well-capitalized standards for the consolidated financial holding company. The Office of the Comptroller of the Currency establishes similar capital requirements and standards for the Firm's national banks, including JPMorgan Chase Bank, N.A., and Chase Bank USA, N.A.

JPMorgan Chase maintained a well-capitalized position, based upon Tier 1 and Total capital ratios at December 31, 2007 and 2006 as indicated in the tables below.

Capital ratios

December 31,	2007	2006	Well-capitalized ratios
Tier 1 capital ratio	**8.4%**	8.7%	6.0%
Total capital ratio	**12.6**	12.3	10.0
Tier 1 leverage ratio	**6.0**	6.2	NA
Total stockholders' equity to assets	**7.9**	8.6	NA

Risk-based capital components and assets

December 31, (in millions)	2007	2006
Total Tier 1 capital	**$ 88,746**	$ 81,055
Total Tier 2 capital	**43,496**	34,210
Total capital	**$ 132,242**	$ 115,265
Risk-weighted assets	**$ 1,051,879**	$ 935,909
Total adjusted average assets	**1,473,541**	1,308,699

Tier 1 capital was $88.7 billion at December 31, 2007, compared with $81.1 billion at December 31, 2006, an increase of $7.7 billion. The increase was due primarily to net income of $15.4 billion; net issuances of common stock under the Firm's employee stock-based compensation plans of $3.9 billion; net issuances of $2.0 billion of qualifying trust preferred capital debt securities; and the after-tax effects of the adoption of new accounting principles reflecting increases of $287 million for SFAS 157, $199 million for SFAS 159 and $436 million for FIN 48. These increases were partially offset by decreases in Stockholders' equity net of Accumulated other comprehensive income (loss) due to common stock repurchases of $8.2 billion and dividends declared of $5.2 billion. In addition, the change in capital reflects the exclusion of an $882 million (after-tax) valuation adjustment to certain liabilities pursuant to SFAS 157 to reflect the credit quality of the Firm. Additional information regarding the Firm's capital ratios and the federal regulatory capital standards to which it is subject is presented in Note 28 on pages 166–167 of this Annual Report.

Basel II

The minimum risk-based capital requirements adopted by the federal banking agencies follow the Capital Accord of the Basel Committee on Banking Supervision. In 2004, the Basel Committee published a revision to the Accord ("Basel II"). The goal of the new Basel II Framework is to provide more risk-sensitive regulatory capital calculations and promote enhanced risk management practices among large, internationally active banking organizations. U.S. banking regulators published a final Basel II rule in December 2007, which will require JPMorgan Chase to implement Basel II at the holding company level, as well as at certain key U.S. bank subsidiaries.

Prior to full implementation of the new Basel II Framework, JPMorgan Chase will be required to complete a qualification period of four consecutive quarters during which it will need to demonstrate that it meets the requirements of the new rule to the satisfaction of its primary U.S. banking regulators. The U.S. implementation timetable consists of the qualification period, starting any time between April 1, 2008, and April 1, 2010, followed by a minimum transition period of three years. During the transition period Basel II risk-based capital requirements cannot fall below certain floors based on current ("Basel I") regulations. JPMorgan Chase expects to be in compliance with all relevant Basel II rules within the established timelines. In addition, the Firm will continue to adopt Basel II rules in certain non-U.S. jurisdictions, as required.

Dividends

The Firm's common stock dividend policy reflects JPMorgan Chase's earnings outlook, desired dividend payout ratios, need to maintain an adequate capital level and alternative investment opportunities. The Firm continues to target a dividend payout ratio of approximately 30–40% of Net income over time. On April 17, 2007, the Board of Directors increased the quarterly dividend to $0.38 per share.

The following table shows the common dividend payout ratio based upon reported Net income.

Common dividend payout ratio

Year ended December 31,	**2007**	2006	2005
Common dividend payout ratio	**34%**	34%	57%

For information regarding restrictions on JPMorgan Chase's ability to pay dividends, see Note 27 on pages 165–166 of this Annual Report.

Stock repurchases

On April 17, 2007, the Board of Directors approved a stock repurchase program that authorizes the repurchase of up to $10.0 billion of the Firm's common shares, which supersedes an $8.0 billion stock repurchase program approved in 2006. The $10.0 billion authorization includes shares to be repurchased to offset issuances under the Firm's employee stock-based plans. The actual number of shares repurchased is subject to various factors, including market conditions; legal considerations affecting the amount and timing of repurchase activity; the Firm's capital position (taking into account goodwill and intangibles); internal capital generation; and alternative potential investment opportunities. The repurchase program does not include specific price targets or timetables, may be executed through open market purchases or privately negotiated transactions, or utilizing Rule 10b5-1 programs, and may be suspended at any time.

For the year ended December 31, 2007, under the respective stock repurchase programs then in effect, the Firm repurchased a total of 168 million shares for $8.2 billion at an average price per share of $48.60. During 2006, under the respective stock repurchase programs then in effect, the Firm repurchased 91 million shares for $3.9 billion at an average price per share of $43.41.

As of December 31, 2007, $6.2 billion of authorized repurchase capacity remained under the current stock repurchase program.

The Firm has determined that it may, from time to time, enter into written trading plans under Rule 10b5-1 of the Securities Exchange Act of 1934 to facilitate the repurchase of common stock in accordance with the repurchase program. A Rule 10b5-1 repurchase plan allows the Firm to repurchase shares during periods when it would not otherwise be repurchasing common stock – for example, during internal trading "black-out periods." All purchases under a Rule 10b5-1 plan must be made according to a predefined plan that is established when the Firm is not aware of material nonpublic information.

For additional information regarding repurchases of the Firm's equity securities, see Part II, Item 5, Market for registrant's common equity, related stockholder matters and issuer purchases of equity securities, on pages 13–14 of JPMorgan Chase's 2007 Form 10-K.

OFF–BALANCE SHEET ARRANGEMENTS AND CONTRACTUAL CASH OBLIGATIONS

JPMorgan Chase is involved with several types of off-balance sheet arrangements, including special purpose entities ("SPEs") and lending-related financial instruments (e.g., commitments and guarantees).

Special-purpose entities

The basic SPE structure involves a company selling assets to the SPE. The SPE funds the purchase of those assets by issuing securities to investors in the form of commercial paper, short-term asset-backed notes, medium-term notes and other forms of interest. SPEs are generally structured to insulate investors from claims on the SPE's assets by creditors of other entities, including the creditors of the seller of the assets.

SPEs are an important part of the financial markets, providing market liquidity by facilitating investors' access to specific portfolios of assets and risks. These arrangements are integral to the markets for mortgage-backed securities, commercial paper and other asset-backed securities.

JPMorgan Chase uses SPEs as a source of liquidity for itself and its clients by securitizing financial assets, and by creating investment products for clients. The Firm is involved with SPEs through multi-seller conduits and investor intermediation activities, and as a result of its loan securitizations, through qualifying special purpose entities ("QSPEs"). This discussion focuses mostly on multi-seller conduits and investor intermediation. For a detailed discussion of all SPEs with which the Firm is involved, and the related accounting, see Note 1 on page 108, Note 16 on pages 139–145 and Note 17 on pages 146–154 of this Annual Report.

The Firm holds capital, as deemed appropriate, against all SPE-related transactions and related exposures, such as derivative transactions and lending-related commitments and guarantees.

The Firm has no commitments to issue its own stock to support any SPE transaction, and its policies require that transactions with SPEs be conducted at arm's length and reflect market pricing. Consistent with this policy, no JPMorgan Chase employee is permitted to invest in SPEs with which the Firm is involved where such investment would violate the Firm's Code of Conduct. These rules prohibit employees from self-dealing and acting on behalf of the Firm in transactions with which they or their family have any significant financial interest.

Implications of a credit rating downgrade to JPMorgan Chase Bank, N.A.

For certain liquidity commitments to SPEs, the Firm could be required to provide funding if the short-term credit rating of JPMorgan Chase Bank, N.A., was downgraded below specific levels, primarily "P-1", "A-1" and "F1" for Moody's, Standard & Poor's and Fitch, respectively. The amount of these liquidity commitments was $94.0 billion and $74.4 billion at December 31, 2007 and 2006, respectively. Alternatively, if JPMorgan Chase Bank, N.A., were downgraded, the Firm could be replaced by another liquidity provider in lieu of providing funding under the liquidity commitment, or in certain circumstances, the Firm could facilitate the sale or refinancing of the assets in the SPE in order to provide liquidity. These commitments are included in other unfunded commitments to extend credit and asset purchase agreements, as shown in the Off-balance sheet lending-related financial instruments and guarantees table on page 68 of this Annual Report.

As noted above, the Firm is involved with three types of SPEs. A summary of each type of SPE follows.

Multi-seller conduits

The Firm helps customers meet their financing needs by providing access to the commercial paper markets through VIEs known as multi-seller conduits. Multi-seller conduit entities are separate bankruptcy-remote entities that purchase interests in, and make loans secured by, pools of receivables and other financial assets pursuant to agreements with customers of the Firm. The conduits fund their purchases and loans through the issuance of highly rated commercial paper to third-party investors. The primary source of repayment of the commercial paper is the cash flow from the pools of assets. JPMorgan Chase receives fees related to the structuring of multi-seller conduit transactions and receives compensation from the multi-seller conduits for its role as administrative agent, liquidity provider, and provider of program-wide credit enhancement.

Investor intermediation

As a financial intermediary, the Firm creates certain types of VIEs and also structures transactions, typically derivative structures, with these VIEs to meet investor needs. The Firm may also provide liquidity and other support. The risks inherent in derivative instruments or liquidity commitments are managed similarly to other credit, market and liquidity risks to which the Firm is exposed. The principal types of VIEs the Firm uses in these structuring activities are municipal bond vehicles, credit-linked note vehicles and collateralized debt obligations vehicles.

Loan Securitizations

JPMorgan Chase securitizes and sells a variety of its consumer and wholesale loans, including warehouse loans that are classified in Trading assets, through SPEs that are structured to meet the definition of a QSPE (as discussed in Note 1 on page 108 of this Annual Report). The primary purpose of these vehicles is to meet investor needs and to generate liquidity for the Firm through the sale of the loans to the QSPEs. Consumer activities include securitizations of residential real estate, credit card, automobile and education loans that are originated or purchased by RFS and CS. Wholesale activities include securitizations of purchased residential real estate loans and commercial loans (primarily real estate-related) originated by the IB.

Consolidation and consolidation sensitivity analysis on capital

For more information regarding these programs and the Firm's other SPEs, as well as the Firm's consolidation analysis for these programs, see Note 16 and Note 17 on pages 139–145 and 146–154, respectively, of this Annual Report.

Special-purpose entities revenue

The following table summarizes certain revenue information related to consolidated and nonconsolidated VIEs and QSPEs with which the Firm has significant involvement. The revenue reported in the table below primarily represents contractual servicing and credit fee income (i.e., for income from acting as administrator, structurer, liquidity provider). It does not include mark-to-market gains and losses from changes in the fair value of trading positions (such as derivative transactions) entered into with VIEs. Those gains and losses are recorded in Principal transactions revenue.

Revenue from VIEs and QSPEs

Year ended December 31, (in millions)	2007	2006	2005
VIEs:[(a)]			
Multi-seller conduits	$ 187[(b)]	$ 160	$ 172
Investor intermediation	33	49	50
Total VIEs	220	209	222
QSPEs	3,479	3,183	2,940
Total	$ 3,699	$3,392	$3,162

(a) Includes revenue associated with consolidated VIEs and significant nonconsolidated VIEs.
(b) Excludes the markdown on subprime CDO assets that was recorded in Principal transaction revenue during the fourth quarter of 2007.

American Securitization Forum subprime adjustable rate mortgage loans modifications

In December 2007, the American Securitization Forum ("ASF") issued the "Streamlined Foreclosure and Loss Avoidance Framework for Securitized Subprime Adjustable Rate Mortgage Loans" ("the Framework"). The Framework provides guidance for servicers to streamline evaluation procedures of borrowers with certain subprime adjustable rate mortgage ("ARM") loans to more quickly and efficiently provide modification of such loans with terms that are more appropriate for the individual needs of such borrowers. The Framework applies to all first-lien subprime ARM loans that have a fixed rate of interest for an initial period of 36 months or less, are included in securitized pools, were originated between January 1, 2005, and July 31, 2007, and have an initial interest rate reset date between January 1, 2008, and July 31, 2010. JPMorgan Chase has adopted the Framework, and it expects to begin modifying eligible loans by the end of the first quarter of 2008. For additional discussion of the Framework, see Note 16 on page 145 of this Annual Report.

Off–balance sheet lending-related financial instruments and guarantees

JPMorgan Chase utilizes lending-related financial instruments (e.g., commitments and guarantees) to meet the financing needs of its customers. The contractual amount of these financial instruments represents the maximum possible credit risk should the counterparty draw upon the commitment or the Firm be required to fulfill its obligation under the guarantee, and the counterparty subsequently fail to perform according to the terms of the contract. Most of these commitments and guarantees expire without a default occurring or without being drawn. As a result, the total contractual amount of these instruments is not, in the Firm's view, representative of its actual future credit exposure or funding requirements. Further, certain commitments, primarily related to consumer financings, are cancelable, upon notice, at the option of the Firm. For further discussion of lending-related commitments and guarantees and the Firm's accounting for them, see Credit risk management on pages 73–89 and Note 31 on pages 170–173 of this Annual Report.

Contractual cash obligations

In the normal course of business, the Firm enters into various contractual obligations that may require future cash payments. Commitments for future cash expenditures primarily include contracts to purchase future services and capital expenditures related to real estate–related obligations and equipment.

The accompanying table summarizes, by remaining maturity, JPMorgan Chase's off–balance sheet lending-related financial instruments and significant contractual cash obligations at December 31, 2007. Contractual purchases and capital expenditures in the table below reflect the minimum contractual obligation under legally enforceable contracts with terms that are both fixed and determinable. Excluded from the following table are a number of obligations to be settled in cash, primarily in under one year. These obligations are reflected on the Firm's Consolidated balance sheets and include Federal funds purchased and securities sold under repurchase agreements; Commercial paper; Other borrowed funds; purchases of Debt and equity instruments; Derivative payables; and certain purchases of instruments that resulted in settlement failures. Also excluded are contingent payments associated with certain acquisitions that could not be estimated. For discussion regarding Long-term debt and trust preferred capital debt securities, see Note 21 on pages 159–160 of this Annual Report. For discussion regarding operating leases, see Note 29 on page 167 of this Annual Report.

The following table presents maturity information for off-balance sheet lending-related financial instruments and guarantees.

Off–balance sheet lending-related financial instruments and guarantees

By remaining maturity at December 31, (in millions)	2007 2008	2009-2010	2011-2012	After 2012	Total	2006 Total
Lending-related						
Consumer[a]	$ 740,080	$ 2,852	$ 3,222	$ 69,782	$ 815,936	$ 747,535
Wholesale:						
Other unfunded commitments to extend credit[b][c][d][e]	97,459	61,710	73,725	18,060	250,954	229,204
Asset purchase agreements[f]	28,521	45,087	14,171	2,326	90,105	67,529
Standby letters of credit and guarantees[c][g][h]	24,970	26,704	40,792	7,756	100,222	89,132
Other letters of credit[c]	4,463	792	109	7	5,371	5,559
Total wholesale	155,413	134,293	128,797	28,149	446,652	391,424
Total lending-related	$ 895,493	$ 137,145	$ 132,019	$ 97,931	$ 1,262,588	$ 1,138,959
Other guarantees						
Securities lending guarantees[i]	$ 385,758	$ —	$ —	$ —	$ 385,758	$ 318,095
Derivatives qualifying as guarantees[j]	26,541	8,543	24,556	25,622	85,262	71,531

Contractual cash obligations

By remaining maturity at December 31, (in millions)	2008	2009-2010	2011-2012	After 2012	Total	2006 Total
Time deposits	$ 243,923	$ 3,246	$ 2,108	$ 600	$ 249,877	$ 204,349
Long-term debt	28,941	55,797	36,042	63,082	183,862	133,421
Trust preferred capital debt securities	—	—	—	15,148	15,148	12,209
FIN 46R long-term beneficial interests[k]	35	79	2,070	5,025	7,209	8,336
Operating leases[l]	1,040	1,943	1,644	6,281	10,908	11,029
Contractual purchases and capital expenditures	1,597	576	131	130	2,434	1,584
Obligations under affinity and co-brand programs	1,092	2,231	2,079	75	5,477	6,115
Other liabilities[m]	690	937	917	3,112	5,656	5,302
Total	$ 277,318	$ 64,809	$ 44,991	$ 93,453	$ 480,571	$ 382,345

(a) Included credit card and home equity lending-related commitments of $714.8 billion and $74.2 billion, respectively, at December 31, 2007; and $657.1 billion and $69.6 billion, respectively, at December 31, 2006. These amounts for credit card and home equity lending-related commitments represent the total available credit for these products. The Firm has not experienced, and does not anticipate, that all available lines of credit for these products will be utilized at the same time. The Firm can reduce or cancel these lines of credit by providing the borrower prior notice or, in some cases, without notice as permitted by law.
(b) Includes unused advised lines of credit totaling $38.4 billion and $39.0 billion at December 31, 2007 and 2006, respectively, which are not legally binding. In regulatory filings with the Federal Reserve Board, unused advised lines are not reportable. See the Glossary of terms, on page 181 of this Annual Report, for the Firm's definition of advised lines of credit.
(c) Represents contractual amount net of risk participations totaling $28.3 billion and $32.8 billion at December 31, 2007 and 2006, respectively.
(d) Excludes unfunded commitments for private third-party equity investments of $881 million and $589 million at December 31, 2007 and 2006, respectively. Also excludes unfunded commitments for other equity investments of $903 million and $943 million at December 31, 2007 and 2006, respectively.
(e) Included in Other unfunded commitments to extend credit are commitments to investment and noninvestment grade counterparties in connection with leveraged acquisitions of $8.2 billion at December 31, 2007.
(f) Largely represents asset purchase agreements to the Firm's administered multi-seller, asset-backed commercial paper conduits. The maturity is based upon the weighted-average life of the underlying assets in the SPE, which are primarily asset purchase agreements to the Firm's administered multi-seller asset-backed commercial paper conduits. It also includes $1.1 billion and $1.4 billion of asset purchase agreements to other third-party entities at December 31, 2007 and 2006, respectively.
(g) JPMorgan Chase held collateral relating to $15.8 billion and $13.5 billion of these arrangements at December 31, 2007 and 2006, respectively.
(h) Included unused commitments to issue standby letters of credit of $50.7 billion and $45.7 billion at December 31, 2007 and 2006, respectively.
(i) Collateral held by the Firm in support of securities lending indemnification agreements was $390.5 billion and $317.9 billion at December 31, 2007 and 2006, respectively.
(j) Represents notional amounts of derivatives qualifying as guarantees. For further discussion of guarantees, see Note 31 on pages 170–173 of this Annual Report.
(k) Included on the Consolidated balance sheets in Beneficial interests issued by consolidated variable interest entities.
(l) Excluded benefit of noncancelable sublease rentals of $1.3 billion and $1.2 billion at December 31, 2007 and 2006, respectively.
(m) Included deferred annuity contracts. Excludes contributions for pension and other postretirement benefits plans, if any, as these contributions are not reasonably estimable at this time. Also excluded are unrecognized tax benefits of $4.8 billion at December 31, 2007, as the timing and amount of future cash payments is not determinable at this time.

RISK MANAGEMENT

Risk is an inherent part of JPMorgan Chase's business activities. The Firm's risk management framework and governance structure are intended to provide comprehensive controls and ongoing management of the major risks inherent in the Firm's business activities. The Firm's ability to properly identify, measure, monitor and report risk is critical to both its soundness and profitability.

- Risk identification: The Firm's exposure to risk through its daily business dealings, including lending, trading and capital markets activities, is identified and aggregated through the Firm's risk management infrastructure.
- Risk measurement: The Firm measures risk using a variety of methodologies, including calculating probable loss, unexpected loss and value-at-risk, and by conducting stress tests and making comparisons to external benchmarks. Measurement models and related assumptions are routinely reviewed with the goal of ensuring that the Firm's risk estimates are reasonable and reflect underlying positions.
- Risk monitoring/control: The Firm's risk management policies and procedures incorporate risk mitigation strategies and include approval limits by customer, product, industry, country and business. These limits are monitored on a daily, weekly and monthly basis, as appropriate.
- Risk reporting: Risk reporting is executed on a line of business and consolidated basis. This information is reported to management on a daily, weekly and monthly basis, as appropriate. There are eight major risk types identified in the business activities of the Firm: liquidity risk, credit risk, market risk, interest rate risk, private equity risk, operational risk, legal and fiduciary risk, and reputation risk.

Risk governance

The Firm's risk governance structure starts with each line of business being responsible for managing its own risks. Each line of business works closely with Risk Management through its own risk committee and, in most cases, its own chief risk officer to manage risk. Each line of business risk committee is responsible for decisions regarding the business' risk strategy, policies and controls.

Overlaying the line of business risk management are four corporate functions with risk management–related responsibilities, including Treasury, the Chief Investment Office, Legal and Compliance and Risk Management.

Risk Management is headed by the Firm's Chief Risk Officer, who is a member of the Firm's Operating Committee and who reports to the Chief Executive Officer and the Board of Directors, primarily through the Board's Risk Policy Committee. Risk Management is responsible for providing a firmwide function of risk management and controls. Within Risk Management are units responsible for credit risk, market risk, operational risk and private equity risk, as well as Risk Management Services and Risk Technology and Operations. Risk Management Services is responsible for risk policy and methodology, risk reporting and risk education; and Risk Technology and Operations is responsible for building the information technology infrastructure used to monitor and manage risk.

Treasury and the Chief Investment Office are responsible for measuring, monitoring, reporting and managing the Firm's liquidity, interest rate and foreign exchange risk.

Legal and Compliance has oversight for legal and fiduciary risk.

In addition to the risk committees of the lines of business and the above-referenced corporate functions, the Firm also has an Investment Committee, an ALCO and two risk committees, namely, the Risk Working Group and the Markets Committee. The members of these committees are composed of senior management of the Firm, including representatives of line of business, Risk Management, Finance and other senior executives.


Operating Committee
Asset-Liability Committee (ALCO)
Investment Committee
Risk Working Group (RWG)
Markets Committee
Investment Bank Risk Committee
RFS Risk Committee
Card Services Risk Committee
Commercial Banking Risk Committee
TSS Risk Committee
Asset Management Risk Committee
CIO Risk Committee
Treasury and Chief Investment Office (Liquidity, Interest Rate and Foreign Exchange Risk)
Risk Management (Market, Credit, Operational and Private Equity Risk)
Legal and Compliance (Legal and Fiduciary Risk)

The Investment Committee oversees global merger and acquisition activities undertaken by JPMorgan Chase for its own account that fall outside the scope of the Firm's private equity and other principal finance activities.

The Asset-Liability Committee is responsible for approving the Firm's liquidity policy, including contingency funding planning and exposure to SPEs (and any required liquidity support by the Firm of such SPEs). The Asset-Liability Committee also oversees the Firm's capital management and funds transfer pricing policy (through which lines of business "transfer" interest and foreign exchange risk to Treasury in the Corporate segment).

The Risk Working Group meets monthly to review issues such as risk policy, risk methodology, Basel II and regulatory issues and topics referred to it by any line of business risk committee. The Markets Committee, chaired by the Chief Executive Officer, meets weekly to review and determine appropriate courses of action with respect to significant risk matters, including but not limited to: limits; credit, market and operational risk; large, high risk transactions; and hedging strategies.

The Board of Directors exercises its oversight of risk management, principally through the Board's Risk Policy Committee and Audit Committee. The Risk Policy Committee oversees senior management risk-related responsibilities, including reviewing management policies and performance against these policies and related benchmarks. The Audit Committee is responsible for oversight of guidelines and policies that govern the process by which risk assessment and management is undertaken. In addition, the Audit Committee reviews with management the system of internal controls and financial reporting that is relied upon to provide reasonable assurance of compliance with the Firm's operational risk management processes.

LIQUIDITY RISK MANAGEMENT

The goal of liquidity risk management is to ensure that cost-effective funding is available to meet actual and contingent liquidity needs over time.

JPMorgan Chase uses a centralized approach for liquidity risk management. Global funding is managed by Treasury, using regional expertise as appropriate. Management believes that a centralized framework maximizes liquidity access, minimizes funding costs and permits global identification and coordination of liquidity risk.

Governance

ALCO approves and oversees the execution of the Firm's liquidity policy and contingency funding plan. Treasury formulates the Firm's liquidity and contingency planning strategies and is responsible for measuring, monitoring, reporting and managing the Firm's liquidity risk profile.

Liquidity monitoring and recent actions

Treasury monitors historical liquidity trends, tracks historical and prospective on- and off-balance sheet liquidity obligations, identifies and measures internal and external liquidity warning signals to permit early detection of liquidity issues, and manages contingency planning (including identification and testing of various company-specific and market-driven stress scenarios). Various tools, which together contribute to an overall liquidity perspective, are used to monitor and manage liquidity. These include analysis of the timing of liquidity sources versus liquidity uses (i.e., funding gaps) over periods ranging from overnight to one year; management of debt and capital issuance to ensure that the illiquid portion of the balance sheet can be funded by equity, long-term debt, trust preferred capital debt securities and deposits the Firm believes to be stable; and assessment of the Firm's capacity to raise incremental unsecured and secured funding.

Liquidity of the parent holding company and its nonbank subsidiaries is monitored separately from the Firm's bank subsidiaries. At the parent holding company level, long-term funding is managed to ensure that the parent holding company has sufficient liquidity to cover its obligations and those of its nonbank subsidiaries within the next 12 months. For bank subsidiaries, the focus of liquidity risk management is on maintenance of unsecured and secured funding capacity sufficient to meet on- and off-balance sheet obligations.

An extension of liquidity management is the Firm's contingency funding plan. The goal of the plan is to ensure appropriate liquidity during normal and stress periods. The plan considers various temporary and long-term stress scenarios where access to unsecured funding is severely limited or nonexistent, taking into account both on- and off-balance sheet exposures, and separately evaluates access to funds by the parent holding company, JPMorgan Chase Bank, N.A., Chase Bank USA, N.A., and J.P. Morgan Securities Inc.

In response to the market turmoil in the latter half of 2007, JPMorgan Chase took various actions to strengthen the Firm's liquidity position. In anticipation of possible incremental funding requirements that could have resulted from draws under unfunded revolving credit facilities and/or potential consolidation or purchase of assets from VIEs, the parent holding company increased issuance of commercial paper, long-term debt and trust preferred capital debt securities, and bank subsidiaries increased retail and wholesale unsecured funding liabilities. In addition, JPMorgan Chase Bank, N.A., maintained sufficient secured borrowing capacity, when aggregated with unsecured funding sources, to cover anticipated on- and off-balance sheet obligations of bank subsidiaries.

As of December 31, 2007, the Firm's liquidity position remained strong based upon its liquidity metrics.

Funding

Sources of funds

Management uses a variety of unsecured and secured funding sources to generate liquidity, taking into consideration, among other factors, market conditions, prevailing interest rates, liquidity needs and the desired maturity profile of liabilities. Markets are evaluated on an ongoing basis to achieve an appropriate global balance of unsecured and secured funding at favorable rates. The Firm's ability to generate funding from a broad range of sources in a variety of geographic locations enhances financial flexibility and limits dependence on any one source. Diversification of funding is an important component of the Firm's liquidity management strategy.

Deposits held by the RFS, CB, TSS and AM lines of business are generally a consistent source of unsecured funding for JPMorgan Chase Bank, N.A. As of December 31, 2007, total deposits for the Firm were $740.7 billion. A significant portion of the Firm's deposits are retail deposits, which are less sensitive to interest rate changes and therefore are considered more stable than market-based wholesale deposits. The Firm also benefits from stable wholesale liability balances originated by CB, TSS and AM through the normal course of business. Such liability balances include deposits that are swept to on–balance sheet liabilities (e.g., Commercial paper, Federal funds purchased and securities sold under repurchase agreements). These liability balances are also a stable and consistent source of funding due to the nature of the businesses from which they are generated. For further discussions of deposit and liability balance trends, see the discussion of the results for the Firm's business segments and the Balance Sheet Analysis on pages 40–58 and 61–62, respectively, of this Annual Report.

Additional sources of unsecured funds include a variety of short- and long-term instruments, including federal funds purchased, commercial paper, bank notes, long-term debt and trust preferred capital debt securities. Decisions concerning timing of issuance and the tenor of liabilities are based upon relative costs, general market conditions, prospective views of balance sheet growth and a targeted liquidity profile.

Funding flexibility is also provided by the Firm's ability to access secured funding from the repurchase and asset securitization markets. The Firm maintains reserves of unencumbered liquid securities that can be financed to generate liquidity. The ability to obtain collateralized financing against liquid securities is dependent on prevailing market conditions. The ability to securitize loans, and the associated gains on those securitizations, are principally dependent upon the credit quality and yields of the assets securitized and are generally not dependent upon the credit ratings of the issuing entity. Transactions between the Firm and its securitization structures are reflected in JPMorgan Chase's consolidated financial statements and are discussed in the notes to the consolidated financial statements. These relationships generally include retained interests in securitization trusts, liquidity facilities and derivative transactions. For further details, see Off–balance sheet arrangements and contractual cash obligations, Note 16 and Note 31 on pages 66–68, 139–145 and 170–173, respectively, of this Annual Report.

Bank subsidiaries' access to the Federal Reserve Account Window is an additional source of secured funding; however, management does not view this as a primary means of funding the Firm's bank subsidiaries.

Issuance

During 2007, JPMorgan Chase issued $95.1 billion of long-term debt and trust preferred capital debt securities. These issuances included $52.2 billion of IB structured notes, the issuances of which are generally client-driven and not for funding or capital management purposes, as the proceeds from such transactions are generally used to purchase securities to mitigate the risk associated with structured note exposure. The issuances of long-term debt and trust preferred capital debt securities were offset partially by $49.4 billion of long-term debt and trust preferred capital debt securities that matured or were redeemed during 2007, including IB structured notes. The increase in Treasury-issued long-term debt and trust preferred capital debt securities was used primarily to fund certain illiquid assets held by the Parent company and to build liquidity. During 2007, Commercial paper increased $30.7 billion and Other borrowed funds increased $10.8 billion. The growth in both Commercial paper and Other borrowed funds was used to build liquidity further by increasing the amounts held of liquid securities and of overnight investments that may be readily converted to cash. In addition, during 2007, the Firm securitized $28.9 billion of residential mortgage loans, $21.2 billion of credit card loans and $1.2 billion of education loans. The Firm did not securitize any auto loans during 2007. For further discussion of loan securitizations, see Note 16 on pages 139–145 of this Annual Report.

In connection with the issuance of certain of its trust preferred capital debt securities, the Firm has entered into Replacement Capital Covenants ("RCCs") granting certain rights to the holders of "covered debt," as defined in the RCCs, that prohibit the repayment, redemption or purchase of the trust preferred capital debt securities except, with limited exceptions, to the extent that JPMorgan Chase has received specified amounts of proceeds from the sale of certain qualifying securities. Currently the Firm's covered debt is its 5.875% Junior Subordinated Deferrable Interest Debentures, Series O, due in 2035. For more information regarding these covenants, reference is made to the respective RCCs entered into by the Firm in connection with the issuances of such trust preferred capital debt securities, which are filed with the U.S. Securities and Exchange Commission under cover of Forms 8-K.

Cash flows

For the years ended December 31, 2007, 2006 and 2005, Cash and due from banks decreased $268 million, and increased $3.7 billion and $1.5 billion, respectively. The following discussion highlights the major activities and transactions that affected JPMorgan Chase's cash flows during 2007, 2006 and 2005.

Cash Flows from Operating Activities

For the years ended December 31, 2007, 2006 and 2005, net cash used in operating activities was $110.6 billion, $49.6 billion and $30.2 billion, respectively. JPMorgan Chase's operating assets and liabilities support the Firm's capital markets and lending activities, including the origination or purchase of loans initially designated as held-for-sale. During each of the three years ended December 31, 2007, net cash was used to fund loans held-for-sale primarily in the IB and RFS. In 2007, there was a significant decline in cash flows from IB loan originations/purchases and sale/securitization activities as a result of the difficult wholesale securitization market and capital markets for leveraged financings, which were affected by a significant deterioration in liquidity in the credit markets in the second half of 2007. Cash flows in 2007 associated with RFS residential mortgage activities grew reflecting an increase in originations. The amount and timing of cash flows related to the Firm's operating activities may vary significantly in the normal course of business as a result of the level of client-driven activities, market conditions and trading strategies. Management believes cash flows from operations, available cash balances and the Firm's ability to generate cash through short- and long-term borrowings will be sufficient to fund the Firm's operating liquidity needs.

Cash Flows from Investing Activities

The Firm's investing activities primarily involve AFS securities, loans initially designated as held-for-investment and Federal funds sold and securities purchased under resale agreements.

For the year ended December 31, 2007, net cash of $73.1 billion was used in investing activities, primarily to fund purchases in Treasury's AFS securities portfolio to manage the Firm's exposure to interest rate movements; net additions to the wholesale retained loan portfolios in the IB, CB and AM, mainly as a result of business growth; a net increase in the consumer retained loan portfolio, primarily reflecting growth in RFS in home equity loans and net additions to RFS's subprime mortgage loans portfolio, which was affected by management's decision in the third quarter to retain (rather than sell) new subprime mortgages, and growth in prime mortgage loans originated by RFS and AM (and held in Corporate) that cannot be sold to U.S. government agencies or U.S. government-sponsored enterprises; and increases in securities purchased under resale agreements as a result of a higher level of cash available for short-term investment opportunities in connection with Treasury's efforts to build the Firm's liquidity. These net uses of cash were partially offset by cash proceeds received from sales and maturities of AFS securities; and credit card, residential mortgage, education and wholesale loan sales and securitization activities, which grew in 2007 despite the difficult conditions in the credit markets.

For the year ended December 31, 2006, net cash of $99.6 billion was used in investing activities. Net cash was invested to fund net additions to the retained wholesale loan portfolio, mainly resulting from capital markets activity in IB leveraged financings; increases in CS loans reflecting strong organic growth; net additions in retail home equity loans; the acquisition of private-label credit card portfolios from Kohl's, BP and Pier 1 Imports, Inc.; the acquisition of Collegiate Funding Services, and Treasury purchases of AFS securities in connection with repositioning the portfolio in response to changes in interest rates. These uses of cash were partially offset by cash proceeds provided from credit card, residential mortgage, auto and wholesale loan sales and securitization activities; sales and maturities of AFS securities; the net decline in auto loans and leases, which was caused partially by management's decision to de-emphasize vehicle leasing; and the sale of the insurance business at the beginning of the second quarter.

For the year ended December 31, 2005, net cash of $12.9 billion was used in investing activities, primarily attributable to growth in consumer loans, primarily home equity and in CS, reflecting growth in new account originations and the acquisition of the Sears Canada credit card business, partially offset by securitization activity and a decline in auto loans reflecting a difficult auto lending market. Net cash was generated by the Treasury investment securities portfolio primarily from maturities of securities, as purchases and sales of securities essentially offset each other.

Cash Flows from Financing Activities

The Firm's financing activities primarily reflect transactions involving customer deposits and long-term debt (including client-driven structured notes in the IB), and its common stock and preferred stock.

In 2007, net cash provided by financing activities was $183.0 billion due to a net increase in wholesale deposits from growth in business volumes, in particular, interest-bearing deposits at TSS, AM and CB; net issuances by Treasury of Long-term debt and trust preferred capital debt securities primarily to fund certain illiquid assets held by the Parent company and to build liquidity and by the IB from client-driven structured notes transactions; and growth in Commercial paper issuances and Other borrowed funds in Treasury due to growth in the volume of liability balances in sweep accounts, in TSS and CB, higher short-term requirements to fund trading positions and to further build liquidity. Cash was used to repurchase common stock and to pay dividends on common stock, including an increase in the quarterly dividend in the second quarter of 2007.

In 2006, net cash provided by financing activities was $152.7 billion due to net cash received from growth in deposits, reflecting new retail account acquisitions and the ongoing expansion of the retail branch distribution network; higher wholesale business volumes; increases in securities sold under repurchase agreements to fund trading positions and higher AFS securities positions in Treasury; and net issuances of Long-term debt and trust preferred capital debt securities. The net cash provided was offset partially by the payment of cash dividends on stock and common stock repurchases.

In 2005, net cash provided by financing activities was $45.1 billion due to: growth in deposits, reflecting new retail account acquisitions, the ongoing expansion of the retail branch distribution network and higher wholesale business volumes; and net new issuances of Long-term debt and trust preferred capital debt securities; offset partially by the payment of cash dividends and common stock repurchases.

Credit ratings

The credit ratings of JPMorgan Chase's parent holding company and each of its significant banking subsidiaries as of December 31, 2007, were as follows.

	Short-term debt			Senior long-term debt		
	Moody's	S&P	Fitch	Moody's	S&P	Fitch
JPMorgan Chase & Co.	P-1	A-1+	F1+	Aa2	AA-	AA-
JPMorgan Chase Bank, N.A.	P-1	A-1+	F1+	Aaa	AA	AA-
Chase Bank USA, N.A.	P-1	A-1+	F1+	Aaa	AA	AA-

On February 14, 2007, S&P raised the senior long-term debt ratings on JPMorgan Chase & Co. and the principal bank subsidiaries to "AA-" and "AA", respectively, from "A+" and "AA-", respectively. S&P also raised the short-term debt rating of JPMorgan Chase & Co. to "A-1+" from "A-1". On February 16, 2007, Fitch raised the senior long-term debt ratings on JPMorgan Chase & Co. and the principal bank subsidiaries to "AA-" from "A+". Fitch also raised the short-term debt rating of JPMorgan Chase & Co. to "F1+" from "F1". On March 2, 2007, Moody's raised the senior long-term debt ratings on JPMorgan Chase & Co. and the operating bank subsidiaries to "Aa2" and "Aaa", respectively, from "Aa3" and "Aa2", respectively.

The cost and availability of unsecured financing are influenced by credit ratings. A reduction in these ratings could have an adverse effect on the Firm's access to liquidity sources, increase the cost of funds, trigger additional collateral requirements and decrease the number of investors and counterparties willing to lend. Key factors in maintaining high credit ratings include a stable and diverse earnings stream, leading market positions, strong capital ratios, strong credit quality and risk management controls, diverse funding sources and disciplined liquidity monitoring procedures.

If the Firm's ratings were downgraded by one notch, the Firm estimates the incremental cost of funds and the potential loss of funding to be negligible. Additionally, the Firm estimates the additional funding requirements for VIEs and other third-party commitments would not be material. Currently, the Firm believes a downgrade is unlikely. For additional information on the impact of a credit ratings downgrade on the funding requirements for VIEs, and on derivatives and collateral agreements, see Special-purpose entities on pages 66–67 and Ratings profile of derivative receivables mark-to-market ("MTM") on page 81, of this Annual Report.

CREDIT RISK MANAGEMENT

Credit risk is the risk of loss from obligor or counterparty default. The Firm provides credit (for example, through loans, lending-related commitments and derivatives) to customers of all sizes, from large corporate clients to the individual consumer. The Firm manages the risk/reward relationship of each credit extension and discourages the retention of assets that do not generate a positive return above the cost of the Firm's risk-adjusted capital. In addition, credit risk management includes the distribution of the Firm's wholesale syndicated loan originations into the marketplace (primarily to IB clients), with retained exposure held by the Firm averaging less than 10%. Wholesale loans generated by CB and AM are generally retained on the balance sheet. With regard to the consumer credit market, the Firm focuses on creating a portfolio that is diversified from both a product and a geographic perspective. Within the mortgage business, originated loans are either retained in the mortgage portfolio, or securitized and sold selectively to U.S. government agencies and U.S. government-sponsored enterprises.

Credit risk organization

Credit risk management is overseen by the Chief Risk Officer and implemented within the lines of business. The Firm's credit risk management governance consists of the following functions:

- establishing a comprehensive credit risk policy framework
- calculating the allowance for credit losses and ensuring appropriate credit risk-based capital management
- assigning and managing credit authorities in connection with the approval of all credit exposure
- monitoring and managing credit risk across all portfolio segments
- managing criticized exposures

Risk identification

The Firm is exposed to credit risk through lending and capital markets activities. Credit risk management works in partnership with the business segments in identifying and aggregating exposures across all lines of business.

Risk measurement

To measure credit risk, the Firm employs several methodologies for estimating the likelihood of obligor or counterparty default. Losses generated by consumer loans are more predictable than wholesale losses, but are subject to cyclical and seasonal factors. Although the frequency of loss is higher on consumer loans than on wholesale loans, the severity of loss is typically lower and more manageable on a portfolio basis. As a result of these differences, methodologies for measuring credit risk vary depending on several factors, including type of asset (e.g., consumer installment versus wholesale loan), risk measurement parameters (e.g., delinquency status and credit bureau score versus wholesale risk rating) and risk management and collection processes (e.g., retail collection center versus centrally managed workout groups). Credit risk measurement is based upon the amount of exposure should the obligor or the counterparty default, the probability of default and the loss severity given a default event. Based upon these factors and related market-based inputs, the Firm estimates both probable and unexpected losses for the wholesale and consumer portfolios. Probable losses, reflected in the Provision for credit losses, primarily are based upon statistical estimates of credit losses as a result of obligor or counterparty default. However, probable losses are not the sole indicators of risk. If losses were entirely predictable, the probable loss rate could be factored into pricing and covered as a normal and recurring cost of doing business. Unexpected losses, reflected in the allocation of credit risk capital, represent the potential volatility of actual losses relative to the probable level of losses. Risk measurement for the wholesale portfolio is assessed primarily on a risk-rated basis; for the consumer portfolio, it is assessed primarily on a credit-scored basis.

Risk-rated exposure

For portfolios that are risk-rated (generally held in IB, CB, TSS and AM), probable and unexpected loss calculations are based upon estimates of probability of default and loss given default. Probability of default is the expected default calculated on an obligor basis. Loss given default is an estimate of losses that are based upon collateral and structural support for each credit facility. Calculations and assumptions are based upon management information systems and methodologies which are under continual review. Risk ratings are assigned and reviewed on an ongoing basis by Credit Risk Management and revised, if needed, to reflect the borrowers' current risk profiles and the related collateral and structural positions.

Credit-scored exposure

For credit-scored portfolios (generally held in RFS and CS), probable loss is based upon a statistical analysis of inherent losses over discrete periods of time. Probable losses are estimated using sophisticated portfolio modeling, credit scoring and decision-support tools to project credit risks and establish underwriting standards. In addition, common measures of credit quality derived from historical loss experience are used to predict consumer losses. Other risk characteristics evaluated include recent loss experience in the portfolios, changes in origination sources, portfolio seasoning, loss severity and underlying credit practices, including charge-off policies. These analyses are applied to the Firm's current portfolios in order to estimate delinquencies and severity of losses, which determine the amount of probable losses. These factors and analyses are updated on a quarterly basis.

Risk monitoring

The Firm has developed policies and practices that are designed to preserve the independence and integrity of extending credit and are included to ensure credit risks are assessed accurately, approved properly, monitored regularly and managed actively at both the transaction and portfolio levels. The policy framework establishes credit approval authorities, concentration limits, risk-rating methodologies, portfolio review parameters and guidelines for management of distressed exposure. Wholesale credit risk is monitored regularly on both an aggregate portfolio level and on an individual customer basis. For consumer credit risk, the key focus items are trends and concentrations at the portfolio level, where potential problems can be remedied through changes in underwriting policies and portfolio guidelines. Consumer Credit Risk Management monitors trends against business expectations and industry benchmarks.

In order to meet credit risk management objectives, the Firm seeks to maintain a risk profile that is diverse in terms of borrower, product type, industry and geographic concentration. Management of the Firm's wholesale exposure is accomplished through loan syndication and participations, loan sales, securitizations, credit derivatives, use of master netting agreements and collateral and other risk-reduction techniques, which are further discussed in the following risk sections.

Risk reporting

To enable monitoring of credit risk and decision-making, aggregate credit exposure, credit metric forecasts, hold-limit exceptions and risk profile changes are reported regularly to senior credit risk management. Detailed portfolio reporting of industry, customer and geographic concentrations occurs monthly, and the appropriateness of the allowance for credit losses is reviewed by senior management at least on a quarterly basis. Through the risk reporting and governance structure, credit risk trends and limit exceptions are provided regularly to, and discussed with, senior management, as mentioned on page 69 of this Annual Report.

2007 Credit risk overview

Despite the volatile capital markets environment in the second half of 2007, the wholesale portfolio overall experienced continued low levels of nonperforming loans and criticized assets. However, in the second half of 2007, credit market liquidity levels declined significantly, which negatively affected loan syndication markets, resulting in an increase in funded and unfunded exposures, particularly related to leveraged lending, held on the balance sheet. This exposure is diversified across clients and industries and is performing, but subject to market volatility and potentially further writedowns. In response to these events, the Firm has strengthened underwriting standards with respect to its loan syndications and leveraged lending, consistent with evolving market practice. For additional information on unfunded leverage acquisitions related to loan syndications, see Note 31 on pages 170–173 of this Annual Report.

In 2007, the domestic consumer credit environment was also negatively affected by the deterioration in residential real estate valuations, leading to increased credit losses primarily for Home Equity and Subprime Mortgage loans with multiple risk elements ("risk layered loans"). The Firm responded to these changes in the credit environment through the elimination of certain products, changes and enhancements to credit underwriting criteria and refinement of pricing and risk management models.

More detailed discussion of the domestic consumer credit environment can be found on page 84 of this Annual Report.

CREDIT PORTFOLIO

The following table presents JPMorgan Chase's credit portfolio as of December 31, 2007 and 2006. Total credit exposure at December 31, 2007, increased $187.2 billion from December 31, 2006, reflecting an increase of $106.1 billion in the wholesale credit portfolio and $81.1 billion in the consumer credit portfolio as further described in the following pages. During 2007, lending-related commitments increased $123.6 billion ($55.2 billion and $68.4 billion in the wholesale and consumer portfolios, respectively), managed loans increased $42.0 billion ($29.3 billion and $12.7 billion in the wholesale and consumer portfolios, respectively) and derivatives increased $21.5 billion. Within loans, RFS loans accounted for at lower of cost or fair value declined, as prime mortgage loans originated with the intent to sell after January 1, 2007, were classified as Trading assets and accounted for at fair value under SFAS 159. In addition, certain loans warehoused in IB were transferred to Trading assets on January 1, 2007, as part of the adoption of SFAS 159. Also effective January 1, 2007, $24.7 billion of prime mortgages held-for-investment purposes were transferred from RFS ($19.4 billion) and AM ($5.3 billion) to the Corporate sector for risk management purposes. While this transfer had no impact on the RFS, AM or Corporate financial results, the AM prime mortgages that were transferred are now reported in consumer mortgage loans.

In the table below, reported loans include loans accounted for at fair value and loans held-for-sale, which are carried at lower of cost or fair value with changes in value recorded in Noninterest revenue. However, these held-for-sale loans and loans accounted for at fair value are excluded from the average loan balances used for the net charge-off rate calculations.

Total credit portfolio

As of or for the year ended December 31, (in millions, except ratios)	Credit exposure		Nonperforming assets[i]		Net charge-offs		Average annual net charge-off rate	
	2007	2006	**2007**	2006	**2007**	2006	**2007**	2006
Total credit portfolio								
Loans – retained[a]	**$ 491,736**	$ 427,876	**$ 3,536[i]**	$ 1,957[i]	**$ 4,538**	$ 3,042	**1.00%**	0.73%
Loans held-for-sale	**18,899**	55,251	**45**	120	**—**	—	**NA**	NA
Loans at fair value	**8,739**	—	**5**	—	**—**	—	**NA**	NA
Loans – reported[a]	**$ 519,374**	$ 483,127	**$ 3,586**	$ 2,077	**$ 4,538**	$ 3,042	**1.00%**	0.73%
Loans – securitized[b]	**72,701**	66,950	**—**	—	**2,380**	2,210	**3.43**	3.28
Total managed loans[c]	**592,075**	550,077	**3,586**	2,077	**6,918**	5,252	**1.33**	1.09
Derivative receivables	**77,136**	55,601	**29**	36	**NA**	NA	**NA**	NA
Total managed credit-related assets	**669,211**	605,678	**3,615**	2,113	**6,918**	5,252	**1.33**	1.09
Lending-related commitments[d][e]	**1,262,588**	1,138,959	**NA**	NA	**NA**	NA	**NA**	NA
Assets acquired in loan satisfactions	**NA**	NA	**622**	228	**NA**	NA	**NA**	NA
Total credit portfolio	**$ 1,931,799**	$1,744,637	**$ 4,237**	$ 2,341	**$ 6,918**	$ 5,252	**1.33%**	1.09%
Credit derivative hedges notional[f]	**$ (67,999)**	$ (50,733)	**$ (3)**	$ (16)	**NA**	NA	**NA**	NA
Collateral held against derivatives[g]	**(9,824)**	(6,591)	**NA**	NA	**NA**	NA	**NA**	NA
Memo:								
Nonperforming – purchased[h]	**—**	251	**NA**	NA	**NA**	NA	**NA**	NA

(a) Loans (other than those for which the SFAS 159 fair value option has been elected) are presented net of unearned income and net deferred loan fees of $1.0 billion and $1.3 billion at December 31, 2007 and 2006, respectively.
(b) Represents securitized credit card receivables. For further discussion of credit card securitizations, see Card Services on pages 49–51 of this Annual Report.
(c) Loans past-due 90 days and over and accruing includes credit card receivables – reported of $1.5 billion and $1.3 billion at December 31, 2007 and 2006, respectively, and related credit card securitizations of $1.1 billion and $962 million at December 31, 2007 and 2006, respectively.
(d) Included credit card and home equity lending-related commitments of $714.8 billion and $74.2 billion, respectively, at December 31, 2007; and $657.1 billion and $69.6 billion, respectively, at December 31, 2006. These amounts for credit card and home equity lending-related commitments represent the total available credit for these products. The Firm has not experienced, nor does it anticipate, all available lines of credit being used at the same time. The Firm can reduce or cancel these lines of credit by providing the borrower prior notice or, in some cases, without notice as permitted by law.
(e) Included unused advised lines of credit totaling $38.4 billion and $39.0 billion at December 31, 2007 and 2006, respectively, which are not legally binding. In regulatory filings with the Federal Reserve Board, unused advised lines are not reportable.
(f) Represents the net notional amount of protection purchased and sold of single-name and portfolio credit derivatives used to manage the credit exposures; these derivatives do not qualify for hedge accounting under SFAS 133. Includes $31.1 billion and $22.7 billion at December 31, 2007 and 2006, respectively, which represents the notional amount of structured portfolio protection; the Firm retains a minimal first risk of loss on this portfolio.
(g) Represents other liquid securities collateral held by the Firm as of December 31, 2007 and 2006, respectively.
(h) Represents distressed wholesale loans held-for-sale purchased as part of IB's proprietary activities, which are excluded from nonperforming assets. During the first quarter of 2007, the Firm elected the fair value option of accounting for this portfolio of nonperforming loans. These loans are classified as Trading assets at December 31, 2007.
(i) Excluded nonperforming assets related to (1) loans eligible for repurchase as well as loans repurchased from GNMA pools that are insured by U.S. government agencies of $1.5 billion and $1.2 billion at December 31, 2007 and 2006, respectively, and (2) education loans that are 90 days past due and still accruing, which are insured by U.S. government agencies under the Federal Family Education Loan Program, of $279 million and $219 million at December 31, 2007 and 2006, respectively. These amounts for GNMA and education loans are excluded, as reimbursement is proceeding normally.

WHOLESALE CREDIT PORTFOLIO

As of December 31, 2007, wholesale exposure (IB, CB, TSS and AM) increased $106.1 billion from December 31, 2006, due to increases in lending-related commitments of $55.2 billion and loans of $29.3 billion. The increase in overall lending activity was partly due to growth in leveraged lending funded and unfunded exposures, mainly in IB. For further discussion of unfunded leveraged exposures, see Note 31, on pages 170–173 of this Annual Report.

Partly offsetting these increases was the first-quarter transfer of $11.7 billion of loans warehoused in IB to Trading assets upon the adoption of SFAS 159.

The $21.5 billion Derivative receivables increase from December 31, 2006, was primarily driven by increases in credit derivative and interest rate products due to increased credit spreads and lower interest rates, respectively, as well as a decline in the U.S. dollar.

Wholesale

As of or for the year ended December 31, (in millions)	Credit exposure		Nonperforming assets[e]	
	2007	2006	**2007**	2006
Loans retained[a]	**$ 189,427**	$ 161,235	**$ 464**	$ 387
Loans held-for-sale	**14,910**	22,507	**45**	4
Loans at fair value	**8,739**	—	**5**	—
Loans – reported[a]	**$ 213,076**	$ 183,742	**$ 514**	$ 391
Derivative receivables	**77,136**	55,601	**29**	36
Total wholesale credit-related assets	**290,212**	239,343	**543**	427
Lending-related commitments[b]	**446,652**	391,424	**NA**	NA
Assets acquired in loan satisfactions	**NA**	NA	**73**	3
Total wholesale credit exposure	**$ 736,864**	$ 630,767	**$ 616**	$ 430
Credit derivative hedges notional[c]	**$ (67,999)**	$ (50,733)	**$ (3)**	$ (16)
Collateral held against derivatives[d]	**(9,824)**	(6,591)	**NA**	NA
Memo:				
Nonperforming – purchased[e]	**—**	251	**NA**	NA

(a) As a result of the adoption of SFAS 159 in the first quarter of 2007, certain loans of $11.7 billion were reclassified to trading assets and were excluded from wholesale loans reported. Includes loans greater than or equal to 90 days past due that continue to accrue interest. The principal balance of these loans totaled $75 million and $29 million at December 31, 2007 and 2006, respectively. Also see Note 5 on pages 119–121 and Note 14 on pages 137–138 of this Annual Report.
(b) Includes unused advised lines of credit totaling $38.4 billion and $39.0 billion at December 31, 2007 and 2006, respectively, which are not legally binding. In regulatory filings with the Federal Reserve Board, unused advised lines are not reportable.
(c) Represents the net notional amount of protection purchased and sold of single-name and portfolio credit derivatives used to manage the credit exposures; these derivatives do not qualify for hedge accounting under SFAS 133. Includes $31.1 billion and $22.7 billion at December 31, 2007 and 2006, respectively, which represents the notional amount of structured portfolio protection; the Firm retains a minimal first risk of loss on this portfolio.
(d) Represents other liquid securities collateral held by the Firm as of December 31, 2007 and 2006, respectively.
(e) Represents distressed loans held-for-sale purchased as part of IB's proprietary activities, which are excluded from nonperforming assets. During the first quarter of 2007, the Firm elected the fair value option of accounting for this portfolio of nonperforming loans. These loans are classified as Trading assets at December 31, 2007.

Net charge-offs (recoveries)
Wholesale

Year ended December 31, (in millions, except ratios)	**2007**	2006
Loans – reported		
Net charge-offs (recoveries)	**$ 72**	$ (22)
Average annual net charge-off (recovery) rate[a]	**0.04%**	(0.01)%

(a) Excludes average wholesale loans held-for-sale and loans at fair value of $18.6 billion and $22.2 billion for the years ended December 31, 2007 and 2006, respectively.

Net charge-offs (recoveries) do not include gains from sales of nonperforming loans that were sold as shown in the following table. Gains from these sales were $1 million and $82 million during 2007 and 2006, respectively, which are reflected in Noninterest revenue.

Nonperforming loan activity
Wholesale

Year ended December 31, (in millions)	**2007**	2006
Beginning balance	**$ 391**	$ 992
Additions	**1,107**	480
Reductions:		
Paydowns and other	**(576)**	(578)
Charge-offs	**(185)**	(186)
Returned to performing	**(136)**	(133)
Sales	**(87)**	(184)
Total reductions	**(984)**	(1,081)
Net additions (reductions)	**123**	(601)
Ending balance	**$ 514**	$ 391

The following table presents summaries of the maturity and ratings profiles of the wholesale portfolio as of December 31, 2007 and 2006. The ratings scale is based upon the Firm's internal risk ratings and generally correspond to the ratings as defined by S&P and Moody's.

Wholesale credit exposure – maturity and ratings profile

	Maturity profile[c]				Ratings profile			
December 31, 2007 (in billions, except ratios)	<1 year	1–5 years	>5 years	Total	Investment-grade ("IG") AAA/Aaa to BBB-/Baa3	Noninvestment-grade BB+/Ba1 & below	Total	Total % of IG
Loans	**44%**	**45%**	**11%**	**100%**	**$127**	**$ 62**	**$189**	**67%**
Derivative receivables	**17**	**39**	**44**	**100**	**64**	**13**	**77**	**83**
Lending-related commitments	**35**	**59**	**6**	**100**	**380**	**67**	**447**	**85**
Total excluding loans held-for-sale and loans at fair value	**36%**	**53%**	**11%**	**100%**	**$571**	**$142**	**713**	**80%**
Loans held-for-sale and loans at fair value[a]							**24**	
Total exposure							**$737**	
Net credit derivative hedges notional[b]	**39%**	**56%**	**5%**	**100%**	**$ (61)**	**$ (7)**	**$ (68)**	**89%**

	Maturity profile[c]				Ratings profile			
December 31, 2006 (in billions, except ratios)	<1 year	1–5 years	>5 years	Total	Investment-grade ("IG") AAA/Aaa to BBB-/Baa3	Noninvestment-grade BB+/Ba1 & below	Total	Total % of IG
Loans	44%	41%	15%	100%	$ 104	$ 57	$ 161	65%
Derivative receivables	16	34	50	100	49	7	56	88
Lending-related commitments	36	58	6	100	338	53	391	86
Total excluding loans held-for-sale and loans at fair value	37%	51%	12%	100%	$ 491	$ 117	608	81%
Loans held-for-sale and loans at fair value[a]							23	
Total exposure							$ 631	
Net credit derivative hedges notional[b]	16%	75%	9%	100%	$ (45)	$ (6)	$ (51)	88%

(a) Loans held-for-sale relate primarily to syndication loans and loans transferred from the retained portfolio. During the first quarter of 2007, the Firm elected the fair value option of accounting for loans related to securitization activities, and these loans are classified as Trading assets.

(b) Ratings are based upon the underlying referenced assets. Represents the net notional amounts of protection purchased and sold of single-name and portfolio credit derivatives used to manage the credit exposures; these derivatives do not qualify for hedge accounting under SFAS 133. Includes $31.1 billion and $22.7 billion at December 31, 2007 and 2006, respectively, which represents the notional amount of structured portfolio protection; the Firm retains a minimal risk of losses on this portfolio.

(c) The maturity profile of Loans and lending-related commitments is based upon the remaining contractual maturity. The maturity profile of Derivative receivables is based upon the maturity profile of Average exposure. See page 80 of this Annual Report for a further discussion of Average exposure.

Wholesale credit exposure – selected industry concentration

The Firm focuses on the management and the diversification of its industry concentrations, with particular attention paid to industries with actual or potential credit concerns. At December 31, 2007, the top 10 industries to which the Firm is exposed remained unchanged from December 31, 2006. The increases across all industries were primarily due to portfolio growth. The notable rise in Asset managers was a result of portfolio growth and the Firm revising its industry classification during the third quarter of 2007 to better reflect risk correlations and enhance the Firm's management of industry risk. Below are summaries of the top 10 industry concentrations as of December 31, 2007 and 2006. For additional information on industry concentrations, see Note 32, on pages 173–174 of this Annual Report.

Wholesale credit exposure – selected industry concentration

December 31, 2007 (in millions, except ratios)	Credit exposure[d]	Investment grade	Noninvestment-grade: Noncriticized	Noninvestment-grade: Criticized	Net charge-offs	Credit derivative hedges[e]	Collateral held against derivative receivables[f]
Top 10 industries[a]							
Banks and finance companies	**$ 65,288**	**83%**	**$ 10,385**	**$ 498**	**$ 5**	**$ (6,368)**	**$ (1,793)**
Asset managers	**38,554**	**90**	**3,518**	**212**	**—**	**(293)**	**(2,148)**
Real estate	**38,295**	**54**	**16,626**	**1,070**	**36**	**(2,906)**	**(73)**
State and municipal governments	**31,425**	**98**	**591**	**12**	**10**	**(193)**	**(3)**
Healthcare	**30,746**	**84**	**4,741**	**246**	**—**	**(4,241)**	**(10)**
Consumer products	**29,941**	**74**	**7,492**	**239**	**5**	**(4,710)**	**(13)**
Utilities	**28,679**	**89**	**3,021**	**212**	**1**	**(6,371)**	**(43)**
Oil and gas	**26,082**	**72**	**7,166**	**125**	**—**	**(4,007)**	**—**
Retail and consumer services	**23,969**	**68**	**7,149**	**550**	**3**	**(3,866)**	**(55)**
Securities firms and exchanges	**23,274**	**87**	**3,083**	**1**	**—**	**(467)**	**(1,321)**
All other[b]	**376,962**	**80**	**71,211**	**3,673**	**12**	**(34,577)**	**(4,365)**
Total excluding loans held-for-sale and loans at fair value	**$ 713,215**	**80%**	**$ 134,983**	**$ 6,838**	**$ 72**	**$ (67,999)**	**$ (9,824)**
Loans held-for-sale and loans at fair value[c]	**23,649**						
Total	**$ 736,864**						

December 31, 2006 (in millions, except ratios)	Credit exposure[d]	Investment grade	Noninvestment-grade: Noncriticized	Noninvestment-grade: Criticized	Net charge-offs	Credit derivative hedges[e]	Collateral held against derivative receivables[f]
Top 10 industries[a]							
Banks and finance companies	$ 61,792	84%	$ 9,733	$ 74	$ (12)	$ (7,847)	$ (1,452)
Asset managers	24,570	88	2,956	31	—	—	(750)
Real estate	32,102	57	13,702	243	9	(2,223)	(26)
State and municipal governments	27,485	98	662	23	—	(801)	(12)
Healthcare	28,998	83	4,618	284	(1)	(3,021)	(5)
Consumer products	27,114	72	7,327	383	22	(3,308)	(14)
Utilities	24,938	88	2,929	183	(6)	(4,123)	(2)
Oil and gas	18,544	76	4,356	38	—	(2,564)	—
Retail and consumer services	22,122	70	6,268	278	(3)	(2,069)	(226)
Securities firms and exchanges	23,127	93	1,527	5	—	(784)	(1,207)
All other[b]	317,468	80	58,971	3,484	(31)	(23,993)	(2,897)
Total excluding loans held-for-sale and loans at fair value	$ 608,260	81%	$ 113,049	$ 5,026	$ (22)	$ (50,733)	$ (6,591)
Loans held-for-sale and loans at fair value[c]	22,507						
Total	$ 630,767						

(a) Rankings are based upon exposure at December 31, 2007.
(b) For more information on exposures to SPEs included in All other, see Note 17 on pages 146–154 of this Annual Report.
(c) Loans held-for-sale relate primarily to syndication loans and loans transferred from the retained portfolio. During the first quarter of 2007, the Firm elected the fair value option of accounting for loans related to securitization activities; these loans are classified as Trading assets at December 31, 2007.
(d) Credit exposure is net of risk participations and excludes the benefit of credit derivative hedges and collateral held against Derivative receivables or Loans.
(e) Ratings are based upon the underlying referenced assets. Represents the net notional amounts of protection purchased and sold of single-name and portfolio credit derivatives used to manage the credit exposures; these derivatives do not qualify for hedge accounting under SFAS 133. Includes $31.1 billion and $22.7 billion at December 31, 2007 and 2006, respectively, which represents the notional amount of structured portfolio protection; the Firm retains a minimal risk of losses on this portfolio.
(f) Represents other liquid securities collateral held by the Firm as of December 31, 2007 and 2006, respectively.

Wholesale criticized exposure

Exposures deemed criticized generally represent a ratings profile similar to a rating of "CCC+"/"Caa1" and lower, as defined by S&P and Moody's. The total criticized component of the portfolio, excluding loans held-for-sale and loans at fair value, increased to $6.8 billion at December 31, 2007, from $5.0 billion at year-end 2006. The increase was driven primarily by downgrades in the wholesale portfolio.

At December 31, 2007, Banks and finance companies, Building materials/ construction and Telecom services moved into the top 10 of wholesale criticized exposure, replacing Agriculture/paper manufacturing, Business services and Utilities.

Industry concentrations for wholesale criticized exposure as of December 31, 2007 and 2006, were as follows.

	2007		2006	
December 31, (in millions, except ratios)	Credit exposure	% of portfolio	Credit exposure	% of portfolio
Top 10 industries[(a)]				
Automotive	**$ 1,338**	**20%**	$ 1,442	29%
Real estate	**1,070**	**16**	243	5
Retail and consumer services	**550**	**8**	278	5
Banks and finance companies	**498**	**7**	74	1
Building materials/construction	**345**	**5**	113	2
Media	**303**	**4**	392	8
Chemicals/plastics	**288**	**4**	159	3
Healthcare	**246**	**4**	284	6
Consumer products	**239**	**4**	383	7
Telecom services	**219**	**3**	20	1
All other	**1,742**	**25**	1,638	33
Total excluding loans held-for-sale and loans at fair value	**$ 6,838**	**100%**	$ 5,026	100%
Loans held-for-sale and loans at fair value[(b)]	**205**		624	
Total	**$ 7,043**		$ 5,650	

(a) Rankings are based upon exposure at December 31, 2007.
(b) Loans held-for-sale relate primarily to syndication loans and loans transferred from the retained portfolio. During the first quarter of 2007, the Firm elected the fair value option of accounting for loans related to securitization activities; these loans are classified as Trading assets at December 31, 2007. Loans held-for-sale exclude purchased nonperforming loans held-for-sale.

Presented below is a discussion of several industries to which the Firm has significant exposure, as well as industries the Firm continues to monitor because of actual or potential credit concerns. For additional information, refer to the tables above and on the preceding page.

- Automotive: Automotive Original Equipment Manufacturers and suppliers based in North America continued to be affected by a challenging operating environment in 2007. As a result, the industry continued to be the largest segment of the Firm's wholesale criticized exposure; however, most of the criticized exposure remains undrawn, is performing and is substantially secured.
- Real estate: Exposure to this industry grew in 2007 mainly due to growth in leveraged lending activity, primarily in the IB. On a portfolio basis, the Firm's Real estate exposure is well-diversified by client, transaction type, geography and property type. Approximately half of this exposure is to large public and rated real estate companies and institutions (e.g., REITS), as well as real estate loans originated for sale into the commercial mortgage-backed securities market. CMBS exposure totaled 5% of the category at December 31, 2007. These positions are actively risk managed. The remaining Real estate exposure is primarily to professional real estate developers, owners, or service providers and generally involves real estate leased to third-party tenants. Exposure to national and regional single-family home builders represents 16% of the category, down from 21% in 2006, and is considered to be at a manageable level. The increase in criticized exposure was largely a result of downgrades to a small group of homebuilders within the Real estate portfolio.
- Retail and consumer services: In 2007, criticized exposure to this industry increased as a result of downgrades of select portfolio names. Overall, the majority of the exposure remains rated investment grade and the portfolio is diversified by client, geography and product market served. The bigger portfolio names in terms of exposure tend to be large cap companies with access to capital markets. For smaller cap clients with more reliance on bank debt, exposures are often highly structured and/or secured.
- Banks and finance companies: This industry group, primarily consisting of exposure to commercial banks, is the largest segment of the Firm's wholesale credit portfolio. Even though criticized exposures grew in 2007 due to downgrades to select names within the portfolio, credit quality overall remained high, as 83% of the exposure in this category is rated investment grade.
- All other: All other in the wholesale credit exposure concentration table on page 78 of this Annual Report at December 31, 2007 (excluding loans held-for-sale and loans at fair value) included $377.0 billion of credit exposure to 22 industry segments. Exposures related to SPEs and high-net-worth individuals were 34% and 14%, respectively, of this category. SPEs provide secured financing (generally backed by receivables, loans or bonds on a bankruptcy-remote, nonrecourse or limited-recourse basis) originated by a diverse group of companies in industries that are not highly correlated. For further discussion of SPEs, see Note 17 on pages 146–154 of this Annual Report. The remaining All other exposure is well-diversified across industries and none comprise more than 3% of total exposure.

Derivative contracts

In the normal course of business, the Firm uses derivative instruments to meet the needs of customers; to generate revenue through trading activities; to manage exposure to fluctuations in interest rates, currencies and other markets; and to manage the Firm's credit exposure. For further discussion of these contracts, see Note 30 on pages 168–169 of this Annual Report.

The following tables summarize the aggregate notional amounts and the net derivative receivables MTM for the periods presented.

Notional amounts of derivative contracts

December 31, (in billions)	Notional amounts[a] 2007	2006
Interest rate contracts		
Interest rate and currency swaps[b]	**$ 53,458**	$ 40,629
Future and forwards	**4,548**	4,342
Purchased options	**5,349**	5,230
Total interest rate contracts	**63,355**	50,201
Credit derivatives	**$ 7,967**	$ 4,619
Commodity contracts		
Swaps	**$ 275**	$ 244
Future and forwards	**91**	68
Purchased options	**233**	195
Total commodity contracts	**599**	507
Foreign exchange contracts		
Future and forwards	**$ 3,424**	$ 1,824
Purchased options	**906**	696
Total foreign exchange contracts	**4,330**	2,520
Equity contracts		
Swaps	**$ 105**	$ 56
Future and forwards	**72**	73
Purchased options	**821**	680
Total equity contracts	**998**	809
Total derivative notional amounts	**$ 77,249**	$ 58,656

(a) Represents the sum of gross long and gross short third-party notional derivative contracts, excluding written options and foreign exchange spot contracts.
(b) Includes cross currency swap contract notional amounts of $1.4 trillion and $1.1 trillion at December 31, 2007 and 2006, respectively.

Derivative receivables marked to market ("MTM")

December 31, (in millions)	Derivative receivables MTM 2007	2006
Interest rate contracts	**$ 36,020**	$ 28,932
Credit derivatives	**22,083**	5,732
Commodity contracts	**9,419**	10,431
Foreign exchange contracts	**5,616**	4,260
Equity contracts	**3,998**	6,246
Total, net of cash collateral	**77,136**	55,601
Liquid securities collateral held against derivative receivables	**(9,824)**	(6,591)
Total, net of all collateral	**$ 67,312**	$ 49,010

The amount of Derivative receivables reported on the Consolidated balance sheets of $77.1 billion and $55.6 billion at December 31, 2007 and 2006, respectively, is the amount of the mark-to-market value ("MTM") or fair value of the derivative contracts after giving effect to legally enforceable master netting agreements and cash collateral held by the Firm. These amounts represent the cost to the Firm to replace the contracts at current market rates should the counterparty default. However, in management's view, the appropriate measure of current credit risk should also reflect additional liquid securities held as collateral by the Firm of $9.8 billion and $6.6 billion at December 31, 2007 and 2006, respectively, resulting in total exposure, net of all collateral, of $67.3 billion and $49.0 billion at December 31, 2007 and 2006, respectively. Derivative receivables increased $18.3 billion from December 31, 2006, primarily driven by increases in credit derivative and interest rate products due to increased credit spreads and lower interest rates, respectively, as well as a decline in the U.S. dollar.

The Firm also holds additional collateral delivered by clients at the initiation of transactions, but this collateral does not reduce the credit risk of the derivative receivables in the table above. This additional collateral secures potential exposure that could arise in the derivatives portfolio should the MTM of the client's transactions move in the Firm's favor. As of December 31, 2007 and 2006, the Firm held $17.4 billion and $12.3 billion of this additional collateral, respectively. The derivative receivables MTM also does not include other credit enhancements in the form of letters of credit.

While useful as a current view of credit exposure, the net MTM value of the derivative receivables does not capture the potential future variability of that credit exposure. To capture the potential future variability of credit exposure, the Firm calculates, on a client-by-client basis, three measures of potential derivatives-related credit loss: Peak, Derivative Risk Equivalent ("DRE"), and Average exposure ("AVG"). These measures all incorporate netting and collateral benefits, where applicable.

Peak exposure to a counterparty is an extreme measure of exposure calculated at a 97.5% confidence level. However, the total potential future credit risk embedded in the Firm's derivatives portfolio is not the simple sum of all Peak client credit risks. This is because, at the portfolio level, credit risk is reduced by the fact that when offsetting transactions are done with separate counterparties, only one of the two trades can generate a credit loss, even if both counterparties were to default simultaneously. The Firm refers to this effect as market diversification, and the Market-Diversified Peak ("MDP") measure is a portfolio aggregation of counterparty Peak measures, representing the maximum losses at the 97.5% confidence level that would occur if all counterparties defaulted under any one given market scenario and time frame.

Derivative Risk Equivalent exposure is a measure that expresses the riskiness of derivative exposure on a basis intended to be equivalent to the riskiness of loan exposures. The measurement is done by equating the unexpected loss in a derivative counterparty exposure (which takes into consideration both the loss volatility and the credit rating of the counterparty) with the unexpected loss in a loan exposure (which takes into consideration only the credit rating of the counterparty). DRE is a less extreme measure of potential credit loss than Peak and is the primary measure used by the Firm for credit approval of derivative transactions.

Finally, AVG is a measure of the expected MTM value of the Firm's derivative receivables at future time periods, including the benefit of collateral. AVG exposure over the total life of the derivative contract is used as the primary metric for pricing purposes and is used to calculate credit capital and the Credit Valuation Adjustment ("CVA"), as further described below. Average exposure was $47.1 billion and $35.6 billion at December 31, 2007 and 2006, respectively, compared with derivative receivables MTM, net of all collateral, of $67.3 billion and $49.0 billion at December 31, 2007 and 2006, respectively.

The MTM value of the Firm's derivative receivables incorporates an adjustment, the CVA, to reflect the credit quality of counterparties. The CVA is based upon the Firm's AVG to a counterparty and the counterparty's credit spread in the credit derivatives market. The primary components of changes in CVA are credit spreads, new deal activity or unwinds, and changes in the underlying market environment. The Firm believes that active risk management is essential to controlling the dynamic credit risk in the derivatives portfolio. In addition, the Firm takes into consideration the potential for correlation between the Firm's AVG to a counterparty and the counterparty's credit quality within the credit approval process. The Firm risk manages exposure to changes in CVA by entering into credit derivative transactions, as well as interest rate, foreign exchange, equity and commodity derivative transactions.

The graph to the right shows exposure profiles to derivatives over the next 10 years as calculated by the MDP, DRE and AVG metrics. All three measures generally show declining exposure after the first year, if no new trades were added to the portfolio.

Exposure profile of derivatives measures


December 31, 2007
(in billions)
MDP
DRE
AVG
80
70
60
50
40
30
20
10
0
1 year
2 years
5 years
10 years

The following table summarizes the ratings profile of the Firm's derivative receivables MTM, net of other liquid securities collateral, for the dates indicated.

Ratings profile of derivative receivables MTM

Rating equivalent	2007		2006	
December 31, (in millions, except ratios)	Exposure net of all collateral	% of exposure net of all collateral	Exposure net of all collateral	% of exposure net of all collateral
AAA/Aaa to AA-/Aa3	**$ 38,314**	**57%**	$ 28,150	58%
A+/A1 to A-/A3	**9,855**	**15**	7,588	15
BBB+/Baa1 to BBB-/Baa3	**9,335**	**14**	8,044	16
BB+/Ba1 to B-/B3	**9,451**	**14**	5,150	11
CCC+/Caa1 and below	**357**	**—**	78	—
Total	**$ 67,312**	**100%**	$ 49,010	100%

The Firm actively pursues the use of collateral agreements to mitigate counterparty credit risk in derivatives. The percentage of the Firm's derivatives transactions subject to collateral agreements increased slightly to 82% as of December 31, 2007, from 80% at December 31, 2006.

The Firm posted $33.5 billion and $26.6 billion of collateral at December 31, 2007 and 2006, respectively. Certain derivative and collateral agreements include provisions that require the counterparty and/or the Firm, upon specified downgrades in their respective credit ratings, to post collateral for the benefit of the other party. The impact of a single-notch ratings downgrade to JPMorgan Chase Bank, N.A., from its rating of "AA" to "AA-" at December 31, 2007, would have required $237 million of additional collateral to be posted by the Firm. The impact of a six-notch ratings downgrade (from "AA" to "BBB") would have required $2.5 billion of additional collateral. Certain derivative contracts also provide for termination of the contract, generally upon a downgrade of either the Firm or the counterparty, at the then-existing MTM value of the derivative contracts.

Credit derivatives

The following table presents the Firm's notional amounts of credit derivatives protection purchased and sold as of December 31, 2007 and 2006.

	Notional amount				
	Credit portfolio		Dealer/client		
December 31, (in billions)	Protection purchased[(a)]	Protection sold	Protection purchased	Protection sold	**Total**
2007	**$70**	**$ 2**	**$ 3,999**	**$ 3,896**	**$ 7,967**
2006	$ 52	$ 1	$ 2,277	$ 2,289	$ 4,619

(a) Included $31.1 billion and $22.7 billion at December 31, 2007 and 2006, respectively, that represented the notional amount for structured portfolio protection; the Firm retains a minimal first risk of loss on this portfolio.

JPMorgan Chase has counterparty exposure as a result of credit derivatives transactions. Of the $77.1 billion of total Derivative receivables MTM at December 31, 2007, $22.1 billion, or 29%, was associated with credit derivatives, before the benefit of liquid securities collateral.

Dealer/client business

At December 31, 2007, the total notional amount of protection purchased and sold in the dealer/client business increased $3.3 trillion from year-end 2006 as a result of increased trade volume in the market. The risk positions are largely matched when securities used to risk-manage certain derivative positions are taken into consideration and the notional amounts are adjusted to a duration-based equivalent or to reflect different degrees of subordination in tranched structures.

Credit portfolio activities

In managing its wholesale credit exposure, the Firm purchases single-name and portfolio credit derivatives; this activity does not reduce the reported level of assets on the balance sheet or the level of reported off–balance sheet commitments. The Firm also diversifies its exposures by providing (i.e., selling) credit protection, which increases exposure to industries or clients where the Firm has little or no client-related exposure. This activity is not material to the Firm's overall credit exposure.

Use of single-name and portfolio credit derivatives

December 31, (in millions)	Notional amount of protection purchased	
	2007	2006
Credit derivatives used to manage:		
Loans and lending-related commitments	**$ 63,645**	$ 40,755
Derivative receivables	**6,462**	11,229
Total[a]	**$ 70,107**	$ 51,984

(a) Included $31.1 billion and $22.7 billion at December 31, 2007 and 2006, respectively, that represented the notional amount for structured portfolio protection; the Firm retains a minimal first risk of loss on this portfolio.

The credit derivatives used by JPMorgan Chase for credit portfolio management activities do not qualify for hedge accounting under SFAS 133, and therefore, effectiveness testing under SFAS 133 is not performed. These derivatives are reported at fair value, with gains and losses recognized in Principal transactions revenue. The MTM value incorporates both the cost of credit derivative premiums and changes in value due to movement in spreads and credit events; in contrast, the loans and lending-related commitments being risk managed are accounted for on an accrual basis. Loan interest and fees are generally recognized in Net interest income, and impairment is recognized in the Provision for credit losses. This asymmetry in accounting treatment between loans and lending-related commitments and the credit derivatives utilized in credit portfolio management activities causes earnings volatility that is not representative, in the Firm's view, of the true changes in value of the Firm's overall credit exposure. The MTM related to the Firm's credit derivatives used for managing credit exposure, as well as the MTM related to the CVA, which reflects the credit quality of derivatives counterparty exposure, are included in the table below. These results can vary from period to period due to market conditions that impact specific positions in the portfolio.

Year ended December 31, (in millions)	**2007**	2006	2005
Hedges of lending-related commitments[a]	**$ 350**	$ (246)	$ 24
CVA and hedges of CVA[a]	**(363)**	133	84
Net gains (losses)[b]	**$ (13)**	$ (113)	$ 108

(a) These hedges do not qualify for hedge accounting under SFAS 133.
(b) Excludes gains of $373 million, $56 million and $8 million for the years ended December 31, 2007, 2006 and 2005, respectively, of other Principal transactions revenue that was not associated with hedging activities. The amount for 2007 incorporates an adjustment to the valuation of the Firm's derivative liabilities as a result of the adoption of SFAS 157 on January 1, 2008.

The Firm also actively manages wholesale credit exposure mainly through IB and CB loan and commitment sales. During 2007, 2006 and 2005, these sales of $4.9 billion, $4.0 billion and $4.9 billion of loans and commitments, respectively, resulted in losses of $7 million in 2007 and gains of $83 million and $81 million in 2006 and 2005, respectively. These results include gains on sales of nonperforming loans, as discussed on page 76 of this Annual Report. These activities are not related to the Firm's securitization activities, which are undertaken for liquidity and balance sheet management purposes.
For a further discussion of securitization activity, see Liquidity Risk Management and Note 16 on pages 70–73 and 139–145, respectively, of this Annual Report.

Lending-related commitments

Wholesale lending-related commitments were $446.7 billion at December 31, 2007, compared with $391.4 billion at December 31, 2006. The increase reflected greater overall lending activity. In the Firm's view, the total contractual amount of these instruments is not representative of the Firm's actual credit risk exposure or funding requirements. In determining the amount of credit risk exposure the Firm has to wholesale lending-related commitments, which is used as the basis for allocating credit risk capital to these instruments, the Firm has established a "loan-equivalent" amount for each commitment; this amount represents the portion of the unused commitment or other contingent exposure that is expected, based upon average portfolio historical experience, to become outstanding in the event of a default by an obligor. The loan-equivalent amount of the Firm's lending-related commitments was $238.7 billion and $212.3 billion as of December 31, 2007 and 2006, respectively.

Emerging markets country exposure

The Firm has a comprehensive internal process for measuring and managing exposures to emerging markets countries. There is no common definition of emerging markets but the Firm generally, though not exclusively, includes in its definition those countries whose sovereign debt ratings are equivalent to "A+" or lower. Exposures to a country include all credit-related lending, trading and investment activities, whether cross-border or locally funded. In addition to monitoring country exposures, the Firm uses stress tests to measure and manage the risk of extreme loss associated with sovereign crises.

The table below presents the Firm's exposure to the top five emerging markets countries. The selection of countries is based solely on the Firm's largest total exposures by country and not the Firm's view of any actual or potentially adverse credit conditions. Exposure is reported based on the country where the assets of the obligor, counterparty or guarantor are located. Exposure amounts are adjusted for collateral and for credit enhancements (e.g., guarantees and letters of credit) provided by third parties; outstandings supported by a guarantor outside the country or backed by collateral held outside the country are assigned to the country of the enhancement provider. In addition, the effect of credit derivative hedges and other short credit or equity trading positions are reflected in the table below. Total exposure includes exposure to both government and private sector entities in a country.

Top 5 emerging markets country exposure

At December 31, 2007	Cross-border					
(in billions)	Lending[(a)]	Trading[(b)]	Other[(c)]	Total	Local[(d)]	**Total exposure**
South Korea	$ 3.2	$ 2.6	$ 0.7	$ 6.5	$ 3.4	$ 9.9
Brazil	1.1	(0.7)	1.2	1.6	5.0	6.6
Russia	2.9	1.0	0.2	4.1	0.4	4.5
India	1.9	0.8	0.8	3.5	0.6	4.1
China	2.2	0.3	0.4	2.9	0.3	3.2

(a) Lending includes loans and accrued interest receivable, interest-bearing deposits with banks, acceptances, other monetary assets, issued letters of credit net of participations, and undrawn commitments to extend credit.
(b) Trading includes (1) issuer exposure on cross-border debt and equity instruments, held both in trading and investment accounts, adjusted for the impact of issuer hedges, including credit derivatives; and (2) counterparty exposure on derivative and foreign exchange contracts as well as security financing trades (resale agreements and securities borrowed).
(c) Other represents mainly local exposure funded cross-border.
(d) Local exposure is defined as exposure to a country denominated in local currency, booked and funded locally.

CONSUMER CREDIT PORTFOLIO

JPMorgan Chase's consumer portfolio consists primarily of residential mortgages, home equity loans, credit cards, auto loans and leases, education loans and business banking loans, and reflects the benefit of diversification from both a product and a geographic perspective. The primary focus is serving the prime consumer credit market. RFS offers home equity lines of credit and mortgage loans with interest-only payment options to predominantly prime borrowers; there are no products in the real estate portfolios that result in negative amortization.

The domestic consumer credit environment in 2007 was negatively affected by the deterioration in valuations associated with residential real estate. For the first time in decades, average home prices declined on a national basis, with many specific real estate markets recording double-digit percentage declines in average home prices. The negative residential real estate environment has also had an effect on the performance of other consumer credit asset classes, including auto loans and credit card loans. Geographic areas that have seen the most material declines in home prices have exhibited higher delinquency and losses across the consumer credit product spectrum.

Significant actions have been taken to tighten credit underwriting and loan qualification standards, especially related to real estate lending. Maximum loan-to-value and debt-to-income ratios have been reduced, minimum required credit risk scores for loan qualification have been increased and collateral valuation methods have been tightened. These actions have resulted in significant reductions in new loan originations of risk layered loans, and improved alignment of loan pricing with the embedded risk.

Account management and loan servicing policies and actions have also been enhanced. Delinquency management, loss mitigation, and asset disposition efforts have been increased, while collection intensity, exposure management, debt restructuring, and other similar practices have been strengthened to effectively manage loss exposure.

The following table presents managed consumer credit–related information for the dates indicated.

Consumer portfolio

As of or for the year ended December 31, (in millions, except ratios)	Credit exposure		Nonperforming assets[f]		Net charge-offs		Average annual net charge-off rate[g]	
	2007	2006	**2007**	2006	**2007**	2006	**2007**	2006
Consumer loans – reported[a]								
Home equity	**$ 94,832**	$ 85,714	**$ 810**	$ 454	**$ 564**	$ 143	**0.62%**	0.18%
Mortgage	**55,461**	30,577	**1,798**	653	**190**	56	**0.45**	0.12
Auto loans and leases[b]	**42,350**	41,009	**116**	132	**354**	238	**0.86**	0.56
Credit card – reported[c]	**84,352**	85,881	**7**	9	**3,116**	2,488	**3.90**	3.37
All other loans	**25,314**	23,460	**341**	322	**242**	139	**1.01**	0.65
Loans held-for-sale	**3,989**	32,744	**—**	116	**NA**	NA	**NA**	NA
Total consumer loans – reported	**306,298**	299,385	**3,072**	1,686	**4,466**	3,064	**1.61**	1.17
Credit card – securitized[c][d]	**72,701**	66,950	**—**	—	**2,380**	2,210	**3.43**	3.28
Total consumer loans – managed[c]	**378,999**	366,335	**3,072**	1,686	**6,846**	5,274	**1.97**	1.60
Assets acquired in loan satisfactions	**NA**	NA	**549**	225	**NA**	NA	**NA**	NA
Total consumer-related assets – managed	**378,999**	366,335	**3,621**	1,911	**6,846**	5,274	**1.97**	1.60
Consumer lending-related commitments:								
Home equity[e]	**74,191**	69,559	**NA**	NA	**NA**	NA	**NA**	NA
Mortgage	**7,410**	6,618	**NA**	NA	**NA**	NA	**NA**	NA
Auto loans and leases	**8,058**	7,874	**NA**	NA	**NA**	NA	**NA**	NA
Credit card[e]	**714,848**	657,109	**NA**	NA	**NA**	NA	**NA**	NA
All other loans	**11,429**	6,375	**NA**	NA	**NA**	NA	**NA**	NA
Total lending-related commitments	**815,936**	747,535	**NA**	NA	**NA**	NA	**NA**	NA
Total consumer credit portfolio	**$1,194,935**	$1,113,870	**$ 3,621**	$ 1,911	**$ 6,846**	$ 5,274	**1.97%**	1.60%
Memo: Credit card – managed	**$ 157,053**	$ 152,831	**$ 7**	$ 9	**$ 5,496**	$ 4,698	**3.68%**	3.33%

(a) Includes RFS, CS and residential mortgage loans reported in the Corporate segment.
(b) Excludes operating lease-related assets of $1.9 billion and $1.6 billion for December 31, 2007 and 2006, respectively.
(c) Loans past-due 90 days and over and accruing include credit card receivables – reported of $1.5 billion and $1.3 billion for December 31, 2007 and 2006, respectively, and related credit card securitizations of $1.1 billion and $962 million for December 31, 2007 and 2006, respectively.
(d) Represents securitized credit card receivables. For a further discussion of credit card securitizations, see CS on pages 49–51 of this Annual Report.
(e) The credit card and home equity lending-related commitments represent the total available lines of credit for these products. The Firm has not experienced, and does not anticipate, that all available lines of credit will be utilized at the same time. The Firm can reduce or cancel these lines of credit by providing the borrower prior notice or, in some cases, without notice as permitted by law.
(f) Excludes nonperforming assets related to (1) loans eligible for repurchase as well as loans repurchased from GNMA pools that are insured by U.S. government agencies of $1.5 billion for December 31, 2007 and $1.2 billion for December 31, 2006, and (2) education loans that are 90 days past due and still accruing, which are insured by U.S. government agencies under the Federal Family Education Loan Program of $279 million and $219 million as of December 31, 2007 and 2006, respectively. These amounts for GNMA and education loans are excluded, as reimbursement is proceeding normally.
(g) Net charge-off rates exclude average loans held-for-sale of $10.6 billion and $16.1 billion for 2007 and 2006, respectively.

The Firm regularly evaluates market conditions and overall economic returns and makes an initial determination of whether new originations will be held-for-investment or sold within the foreseeable future. The Firm also periodically evaluates the expected economic returns of previously originated loans under prevailing market conditions to determine whether their designation as held-for-sale or held-for-investment continues to be appropriate. When the Firm determines that a change in this designation is appropriate, the loans are transferred to the appropriate classification. During the third and fourth quarters of 2007, in response to changes in market conditions, the Firm designated as held-for-investment all new originations of subprime mortgage loans, as well as subprime mortgage loans that were previously designated held-for-sale. In addition, all new prime mortgage originations that cannot be sold to U.S. government agencies and U.S. government-sponsored enterprises have been designated as held-for-investment. Prime mortgage loans originated with the intent to sell are accounted for at fair value under SFAS 159 and are classified as Trading assets in the Consolidated Balance Sheets.

The following discussion relates to the specific loan and lending-related categories within the consumer portfolio.

Home equity: Home equity loans at December 31, 2007, were $94.8 billion, an increase of $9.1 billion from year-end 2006. The change in the portfolio from December 31, 2006, reflected organic growth. The Provision for credit losses for the Home equity portfolio includes net increases of $1.0 billion to the Allowance for loan losses for the year ended December 31, 2007, as risk layered loans, continued weak housing prices and slowing economic growth have resulted in a significant increase in nonperforming assets and estimated losses, especially with respect to recently originated high loan-to-value loans in specific geographic regions that have experienced significant declines in housing prices. The decline in housing prices and the second lien position for these types of loans results in minimal proceeds upon foreclosure, increasing the severity of losses. Although subprime Home equity loans do not represent a significant portion of the Home equity loan balance, the origination of subprime home equity loans was discontinued in the third quarter of 2007. In addition, loss mitigation activities continue to be intensified, underwriting standards have been tightened and pricing actions have been implemented to reflect elevated risks related to the home equity portfolio.

The following tables present the geographic distribution of consumer credit outstandings by product as of December 31, 2007 and 2006.

Consumer loans by geographic region

December 31, 2007 (in billions)	Home equity	Mortgage	Auto	Card reported	All other loans	Total consumer loans–reported	Card securitized	Total consumer loans–managed
Top 12 states								
California	$ 14.9	$ 13.4	$ 5.0	$11.0	$ 1.0	$ 45.3	$ 9.6	$ 54.9
New York	14.4	8.0	3.6	6.6	4.2	36.8	5.6	42.4
Texas	6.1	2.0	3.7	5.8	3.5	21.1	5.4	26.5
Florida	5.3	6.4	1.6	4.7	0.5	18.5	4.2	22.7
Illinois	6.7	3.0	2.2	4.5	1.9	18.3	3.9	22.2
Ohio	4.9	1.0	2.9	3.3	2.6	14.7	3.1	17.8
New Jersey	4.4	2.2	1.7	3.3	0.5	12.1	3.1	15.2
Michigan	3.7	1.6	1.3	2.9	2.3	11.8	2.5	14.3
Arizona	5.7	1.5	1.8	1.7	1.8	12.5	1.4	13.9
Pennsylvania	1.6	0.9	1.7	3.2	0.5	7.9	2.9	10.8
Colorado	2.3	1.3	1.0	2.0	0.8	7.4	1.7	9.1
Indiana	2.4	0.6	1.2	1.8	1.1	7.1	1.5	8.6
All other	22.4	14.1	14.7	33.6	8.0	92.8	27.8	120.6
Total	$ 94.8	$ 56.0	$42.4	$84.4	$28.7	$ 306.3	$ 72.7	$ 379.0

Consumer loans by geographic region

December 31, 2006 (in billions)	Home equity	Mortgage	Auto	Card reported	All other loans	Total consumer loans–reported	Card securitized	Total consumer loans–managed
Top 12 states								
California	$ 12.9	$ 14.5	$ 4.6	$ 10.8	$ 0.9	$ 43.7	$ 8.8	$ 52.5
New York	12.2	8.9	3.2	7.0	4.2	35.5	5.0	40.5
Texas	5.8	2.1	3.2	6.0	3.3	20.4	5.1	25.5
Florida	4.4	7.1	1.6	4.8	0.5	18.4	3.7	22.1
Illinois	6.2	2.4	1.9	4.4	1.7	16.6	3.7	20.3
Ohio	5.3	1.0	2.5	3.4	2.5	14.7	2.9	17.6
New Jersey	3.5	2.6	1.9	3.4	0.4	11.8	2.7	14.5
Michigan	3.8	1.5	1.2	3.0	2.3	11.8	2.3	14.1
Arizona	5.4	1.5	1.6	1.6	1.4	11.5	1.2	12.7
Pennsylvania	1.5	1.1	1.6	3.4	0.4	8.0	2.6	10.6
Colorado	2.1	1.1	0.8	1.9	0.7	6.6	1.6	8.2
Indiana	2.6	0.5	1.0	1.8	1.1	7.0	1.4	8.4
All other	20.0	15.4	15.9	34.4	7.7	93.4	25.9	119.3
Total	$ 85.7	$ 59.7	$ 41.0	$ 85.9	$ 27.1	$ 299.4	$ 66.9	$ 366.3

Top 5 States Total Consumer Loans - Reported
(at December 31, 2007)


California
14.8%
New York
12.0%
Texas
6.9%
Florida
6.0%
Illinois
6.0%
All other
54.3%

Top 5 States Total Consumer Loans - Reported
(at December 31, 2006)


California
14.6%
New York
11.9%
Texas
6.8%
Florida
6.1%
Illinois
5.5%
All other
55.1%

Top 5 States Consumer Loans - Managed
(at December 31, 2007)


California
14.5%
New York
11.2%
Texas
7.0%
Florida
6.0%
Illinois
5.9%
All other
55.4%

Top 5 States Consumer Loans - Managed
(at December 31, 2006)


California
14.3%
New York
11.0%
Texas
7.0%
Florida
6.0%
Illinois
5.5%
All other
56.2%

Mortgage: Prior to the third quarter of 2007, subprime mortgage loans and substantially all of the Firm's prime mortgages, both fixed-rate and adjustable-rate, were originated with the intent to sell. Prime mortgage loans originated into the held-for-investment portfolio consisted primarily of adjustable-rate products. As a result of the decision to retain rather than sell subprime mortgage loans and new originations of prime mortgage loans that cannot be sold to U.S. government agencies and U.S. government-sponsored enterprises, both fixed-rate and adjustable-rate products are now being originated into the held-for-investment portfolio. Mortgages, irrespective of whether they are originated with the intent to sell or hold-for-investment, are underwritten to the same standards applicable to the respective type of mortgage.

Mortgage loans at December 31, 2007, including loans held-for-sale, were $56.0 billion, reflecting a $3.6 billion decrease from year-end 2006, primarily due to the change in classification to Trading assets for prime mortgages originated with the intent to sell and elected to be fair valued under SFAS 159 offset partially by the decision to retain rather than sell subprime mortgage loans and new originations of prime mortgage loans that cannot be sold to U.S. government agencies and U.S. government-sponsored enterprises. As of December 31, 2007, mortgage loans on the Consolidated balance sheet included $15.5 billion of subprime mortgage loans, representing 28% of the total mortgage loan balance. The Provision for credit losses for mortgage loans included $166 million in increases to the allowance for loan losses for the year ended December 31, 2007, as housing price declines in specific geographic regions and slowing economic growth have resulted in increases in nonperforming assets and estimated losses for the subprime product segment. The Provision for credit losses also reflects the decision to retain rather than sell subprime mortgage loans. Loss mitigation activities have been intensified, products have been eliminated and underwriting standards continue to be tightened to reflect management's expectation of elevated credit losses in the subprime market segment. Nonperforming assets have also increased in the prime product segment. Borrowers are generally required to obtain private mortgage insurance for prime mortgage loans with high loan to value ratios. Recoveries on these insurance policies offset credit losses on these loans to the extent foreclosure proceeds are greater than 80% of the loan to value ratio at the time of origination. Additional housing price declines could result in an increase in the number of foreclosures for which proceeds are less than 80% of the original loan to value ratio, resulting in increased losses for this product segment.

Auto loans and leases: As of December 31, 2007, Auto loans and leases of $42.4 billion increased slightly from year-end 2006. The Allowance for loan losses for the Auto loan portfolio was increased during 2007, reflecting an increase in estimated losses from low prior-year levels and deterioration in the credit environment.

All other loans

All other loans primarily include Business Banking loans (which are highly collateralized loans, often with personal loan guarantees), Education loans, Community Development loans and other secured and unsecured consumer loans. As of December 31, 2007, other loans, including loans held-for-sale, of $28.7 billion were up $1.6 billion from year-end 2006, primarily as a result of organic growth in Business Banking loans.

Credit Card

JPMorgan Chase analyzes its credit card portfolio on a managed basis, which includes credit card receivables on the Consolidated balance sheets and those receivables sold to investors through securitization. Managed credit card receivables were $157.1 billion at December 31, 2007, an increase of $4.2 billion from year-end 2006, reflecting organic growth in the portfolio.

The managed credit card net charge-off rate increased to 3.68% for 2007, from 3.33% in 2006. This increase was due primarily to lower bankruptcy-related net charge-offs in 2006. The 30-day delinquency rate increased slightly to 3.48% at December 31, 2007, from 3.13% at December 31, 2006. The Allowance for loan loss was increased due to higher estimated net charge-offs in the portfolio. The managed credit card portfolio continues to reflect a well-seasoned portfolio that has good U.S. geographic diversification.

ALLOWANCE FOR CREDIT LOSSES

JPMorgan Chase's allowance for credit losses is intended to cover probable credit losses, including losses where the asset is not specifically identified or the size of the loss has not been fully determined. At least quarterly, the allowance for credit losses is reviewed by the Chief Risk Officer, the Chief Financial Officer and the Controller of the Firm, and discussed with the Risk Policy and Audit Committees of the Board of Directors of the Firm. The allowance is reviewed relative to the risk profile of the Firm's credit portfolio and current economic conditions and is adjusted if, in management's judgment, changes are warranted. The allowance includes an asset-specific and a formula-based component. For further discussion of the components of the allowance for credit losses, see Critical accounting estimates used by the Firm on pages 96–97 and Note 15 on pages 138–139 of this Annual Report. At December 31, 2007, management deemed the allowance for credit losses to be appropriate (i.e., sufficient to absorb losses that are inherent in the portfolio, including losses that are not specifically identified or for which the size of the loss has not yet been fully determined).

Summary of changes in the allowance for credit losses

Year ended December 31, (in millions)	2007 Wholesale	2007 Consumer	2007 Total	2006 Wholesale	2006 Consumer	2006 Total
Loans:						
Beginning balance at January 1,	**$ 2,711**	**$ 4,568**	**$ 7,279**	$ 2,453	$ 4,637	$7,090
Cumulative effect of change in accounting principles[a]	**(56)**	**—**	**(56)**	—	—	—
Beginning balance at January 1, adjusted	**2,655**	**4,568**	**7,223**	2,453	4,637	7,090
Gross charge-offs	**(185)**	**(5,182)**	**(5,367)**	(186)	(3,698)	(3,884)
Gross recoveries	**113**	**716**	**829**	208	634	842
Net (charge-offs) recoveries	**(72)**	**(4,466)**	**(4,538)**	22	(3,064)	(3,042)
Provision for loan losses	**598**	**5,940**	**6,538**	213	2,940	3,153
Other	**(27)[b]**	**38[b]**	**11**	23	55	78
Ending balance at December 31	**$3,154[c]**	**$6,080[d]**	**$ 9,234**	$2,711[c]	$ 4,568[d]	$7,279
Components:						
Asset-specific	**$ 108**	**$ 80**	**$ 188**	$ 51	$ 67[e]	$ 118
Formula-based	**3,046**	**6,000**	**9,046**	2,660	4,501[e]	7,161
Total Allowance for loan losses	**$ 3,154**	**$ 6,080**	**$ 9,234**	$ 2,711	$ 4,568	$7,279
Lending-related commitments:						
Beginning balance at January 1,	**$ 499**	**$ 25**	**$ 524**	$ 385	$ 15	$ 400
Provision for lending-related commitments	**336**	**(10)**	**326**	108	9	117
Other	**—**	**—**	**—**	6	1	7
Ending balance at December 31	**$ 835**	**$ 15**	**$ 850**	$ 499	$ 25	$ 524
Components:						
Asset-specific	**$ 28**	**$ —**	**$ 28**	$ 33	$ —	$ 33
Formula-based	**807**	**15**	**822**	466	25	491
Total allowance for lending-related commitments	**$ 835**	**$ 15**	**$ 850**	$ 499	$ 25	$ 524
Total allowance for credit losses	**$ 3,989**	**$ 6,095**	**$10,084**	$ 3,210	$ 4,593	$7,803

(a) Reflects the effect of the adoption of SFAS 159 at January 1, 2007. For a further discussion of SFAS 159, see Note 5 on pages 119–121 of this Annual Report.
(b) Partially related to the transfer of Allowance between wholesale and consumer in conjunction with prime mortgages transferred to the Corporate sector.
(c) The ratio of the wholesale Allowance for loan losses to total wholesale loans was 1.67% and 1.68%, excluding wholesale loans held-for-sale and loans accounted for at fair value at December 31, 2007 and 2006, respectively.
(d) The ratio of the consumer allowance for loan losses to total consumer loans was 2.01% and 1.71%, excluding consumer loans held-for-sale and loans accounted for at fair value at December 31, 2007 and 2006, respectively.
(e) Prior periods have been revised to reflect the current presentation.

The allowance for credit losses increased $2.3 billion from December 31, 2006. The consumer and wholesale components of the allowance increased $1.5 billion and $779 million, respectively. The increase in the consumer portion of the allowance included increases of $1.3 billion and $215 million in RFS and CS, respectively. The increase in the wholesale portion of the allowance was primarily due to loan growth in the IB and CB.

Excluding Loans held-for-sale and loans carried at fair value, the Allowance for loan losses represented 1.88% of loans at December 31, 2007, compared with 1.70% at December 31, 2006.

To provide for the risk of loss inherent in the Firm's process of extending credit, management also computes an asset-specific component and a formula-based component for wholesale lending-related commitments. These components are computed using a methodology similar to that used for the wholesale loan portfolio, modified for expected maturities and probabilities of drawdown. This allowance, which is reported in Other liabilities, was $850 million and $524 million at December 31, 2007 and 2006, respectively. The increase reflected growth in lending-related commitments and updates to inputs used in the calculation.

Provision for credit losses

For a discussion of the reported Provision for credit losses, see page 33 of this Annual Report. The managed provision for credit losses includes credit card securitizations. For the year ended December 31, 2007, the increase in the Provision for credit losses was due to an increase year-over-year in the allowance for credit losses largely related to home equity loans, higher credit card net charge-offs in the consumer businesses and an increase in the wholesale businesses. The increase in the allowance in the wholesale businesses was due to the weakening credit environment as well as growth in the wholesale portfolio. The prior year benefited from a lower level of credit card net charge-offs, which reflected a lower level of losses following the change in bankruptcy legislation in the fourth quarter of 2005.

Year ended December 31,	Provision for loan losses			Provision for lending-related commitments			Total provision for credit losses		
(in millions)	**2007**	2006	2005	**2007**	2006	2005	**2007**	2006	2005
Investment Bank	**$ 376**	$ 112	$ (757)	**$ 278**	$ 79	$ (81)	**$ 654**	$ 191	$ (838)
Commercial Banking	**230**	133	87	**49**	27	(14)	**279**	160	73
Treasury & Securities Services	**11**	(1)	(1)	**8**	—	1	**19**	(1)	—
Asset Management	**(19)**	(30)	(55)	**1**	2	(1)	**(18)**	(28)	(56)
Corporate	—	(1)	10	—	—	—	—	(1)	10
Total Wholesale	**598**	213	(716)	**336**	108	(95)	**934**	321	(811)
Retail Financial Services	**2,620**	552	721	**(10)**	9	3	**2,610**	561	724
Card Services – reported	**3,331**	2,388	3,570	—	—	—	**3,331**	2,388	3,570
Corporate	**(11)**	—	—	—	—	—	**(11)**	—	—
Total Consumer	**5,940**	2,940	4,291	**(10)**	9	3	**5,930**	2,949	4,294
Total provision for credit losses – reported	**6,538**	3,153	3,575	**326**	117	(92)	**6,864**	3,270	3,483
Credit Services – securitized	**2,380**	2,210	3,776	—	—	—	**2,380**	2,210	3,776
Total provision for credit losses – managed	**$8,918**	$5,363	$7,351	**$326**	$117	$ (92)	**$9,244**	$5,480	$ 7,259

MARKET RISK MANAGEMENT

Market risk is the exposure to an adverse change in the market value of portfolios and financial instruments caused by a change in market prices or rates.

Market risk management

Market risk is identified, measured, monitored, and controlled by Market Risk, a corporate risk governance function independent of the lines of business. Market Risk seeks to facilitate efficient risk/return decisions, reduce volatility in operating performance and make the Firm's market risk profile transparent to senior management, the Board of Directors and regulators. Market Risk is overseen by the Chief Risk Officer and performs the following functions:

- Establishment of a comprehensive market risk policy framework
- Independent measurement, monitoring and control of business segment market risk
- Definition, approval and monitoring of limits
- Performance of stress testing and qualitative risk assessments

Risk identification and classification

Market Risk works in partnership with the business segments to identify market risks throughout the Firm and to define and monitor market risk policies and procedures. All business segments are responsible for comprehensive identification and verification of market risks within their units. Risk-taking businesses have functions that act independently from trading personnel and are responsible for verifying risk exposures that the business takes. In addition to providing independent oversight for market risk arising from the business segments, Market Risk is also responsible for identifying exposures which may not be large within individual business segments, but which may be large for the Firm in aggregate. Regular meetings are held between Market Risk and the heads of risk-taking businesses to discuss and decide on risk exposures in the context of the market environment and client flows.

Positions that expose the Firm to market risk can be classified into two categories: trading and nontrading risk. Trading risk includes positions that are held by the Firm as part of a business segment or unit, the main business strategy of which is to trade or make markets. Unrealized gains and losses in these positions are generally reported in Principal transactions revenue. Nontrading risk includes securities and other assets held for longer-term investment, mortgage servicing rights, and securities and derivatives used to manage the Firm's asset/liability exposures. Unrealized gains and losses in these positions are generally not reported in Principal transactions revenue.

Trading risk

Fixed income risk (which includes interest rate risk and credit spread risk), foreign exchange, equities and commodities and other trading risks involve the potential decline in Net income or financial condition due to adverse changes in market rates, whether arising from client activities or proprietary positions taken by the Firm.

Nontrading risk

Nontrading risk arises from execution of the Firm's core business strategies, the delivery of products and services to its customers, and the discretionary positions the Firm undertakes to risk-manage exposures.

These exposures can result from a variety of factors, including differences in the timing among the maturity or repricing of assets, liabilities and off–balance sheet instruments. Changes in the level and shape of market interest rate curves also may create interest rate risk, since the repricing characteristics of the Firm's assets do not necessarily match those of its liabilities. The Firm is also exposed to basis risk, which is the difference in the repricing characteristics of two floating-rate indices, such as the prime rate and 3-month LIBOR. In addition, some of the Firm's products have embedded optionality that impact pricing and balances.

The Firm's mortgage banking activities give rise to complex interest rate risks, as well as option and basis risk. Option risk arises primarily from prepayment options embedded in mortgages and changes in the probability of newly originated mortgage commitments actually closing. Basis risk results from different relative movements between mortgage rates and other interest rates.

Risk measurement

Tools used to measure risk

Because no single measure can reflect all aspects of market risk, the Firm uses various metrics, both statistical and nonstatistical, including:

- Nonstatistical risk measures
- Value-at-risk ("VAR")
- Loss advisories
- Drawdowns
- Economic value stress testing
- Earnings-at-risk stress testing
- Risk identification for large exposures ("RIFLE")

Nonstatistical risk measures

Nonstatistical risk measures other than stress testing include net open positions, basis point values, option sensitivities, market values, position concentrations and position turnover. These measures provide granular information on the Firm's market risk exposure. They are aggregated by line of business and by risk type, and are used for monitoring limits, one-off approvals and tactical control.

Value-at-risk

JPMorgan Chase's primary statistical risk measure, VAR, estimates the potential loss from adverse market moves in an ordinary market environment and provides a consistent cross-business measure of risk profiles and levels of diversification. VAR is used for comparing risks across businesses, monitoring limits, one-off approvals, and as an input to economic capital calculations. VAR provides risk transparency in a normal trading environment. Each business day the Firm undertakes a comprehensive VAR calculation that includes both its trading and its nontrading risks. VAR for nontrading risk measures the amount of potential change in the fair values of the exposures related to these risks; however, for such risks, VAR is not a measure of reported revenue since nontrading activities are generally not marked to market through Net income.

To calculate VAR, the Firm uses historical simulation, which measures risk across instruments and portfolios in a consistent and comparable way. This approach assumes that historical changes in market values are representative of future changes. The simulation is based upon data for the previous 12 months. The Firm calculates VAR using a one-day time horizon and an expected tail-loss methodology, which approximates a 99% confidence level. This means the Firm would expect to incur losses greater than that predicted by VAR estimates only once in every 100 trading days, or about two to three times a year.

IB Trading and Credit Portfolio VAR

IB trading VAR by risk type and credit portfolio VAR

As of or for the year ended December 31, (in millions)	2007 Average VAR	2007 Minimum VAR	2007 Maximum VAR	2006 Average VAR	2006 Minimum VAR	2006 Maximum VAR	At December 31, 2007	At December 31, 2006
By risk type:								
Fixed income	**$ 80**	**$ 25**	**$ 135**	$ 56	$ 35	$ 94	**$ 106**	$ 44
Foreign exchange	**23**	**9**	**44**	22	14	42	**22**	27
Equities	**48**	**22**	**133**	31	18	50	**27**	49
Commodities and other	**33**	**21**	**66**	45	22	128	**27**	41
Less: portfolio diversification	**(77)**[(c)]	**NM**[(d)]	**NM**[(d)]	(70)[(c)]	NM[(d)]	NM[(d)]	**(82)**[(c)]	(62)[(c)]
Trading VAR[(a)]	**107**	**50**	**188**	84	55	137	**100**	99
Credit portfolio VAR[(b)]	**17**	**8**	**31**	15	12	19	**22**	15
Less: portfolio diversification	**(18)**[(c)]	**NM**[(d)]	**NM**[(d)]	(11)[(c)]	NM[(d)]	NM[(d)]	**(19)**[(c)]	(10)[(c)]
Total trading and credit portfolio VAR	**$ 106**	**$ 50**	**$ 178**	$ 88	$ 61	$ 138	**$ 103**	$ 104

(a) Trading VAR includes substantially all trading activities in IB; however, particular risk parameters of certain products are not fully captured, for example, correlation risk. Trading VAR does not include VAR related to held-for-sale funded loans and unfunded commitments, nor the DVA taken on derivative and structured liabilities to reflect the credit quality of the Firm. See the DVA Sensitivity table on page 92 of this Annual Report for further details. Trading VAR also does not include the MSR portfolio or VAR related to other corporate functions, such as Treasury and Private Equity. For a discussion of MSRs and the corporate functions, see Note 18 on pages 154–156, Note 4 on page 113 and Corporate on pages 59–60 of this Annual Report.

(b) Includes VAR on derivative credit valuation adjustments, hedges of the credit valuation adjustment and mark-to-market hedges of the retained loan portfolio, which are all reported in Principal transactions revenue. For a discussion of credit valuation adjustments, see Note 4 on pages 111–118 of this Annual Report. This VAR does not include the retained loan portfolio, which is not marked to market.

(c) Average and period-end VARs were less than the sum of the VARs of their market risk components, which was due to risk offsets resulting from portfolio diversification. The diversification effect reflected the fact that the risks were not perfectly correlated. The risk of a portfolio of positions is therefore usually less than the sum of the risks of the positions themselves.

(d) Designated as not meaningful ("NM") because the minimum and maximum may occur on different days for different risk components, and hence it is not meaningful to compute a portfolio diversification effect.

IB's average Total Trading and Credit Portfolio VAR was $106 million for 2007, compared with $88 million for 2006. Average VAR was higher during 2007 compared with the prior year, reflecting an increase in market volatility as well as increased risk positions, most notably in fixed income and equity markets. These changes also led to an increase in portfolio diversification, as Average Trading VAR diversification increased to $77 million during 2007, from $70 million during 2006. In general, over the course of the year, VAR exposures can vary significantly as positions change, market volatility fluctuates and diversification benefits change.

VAR back-testing

To evaluate the soundness of its VAR model, the Firm conducts daily back-testing of VAR against daily IB market risk-related revenue, which is defined as the change in value of Principal transactions revenue less private equity gains/losses plus any trading-related net interest income, brokerage commissions, underwriting fees or other revenue. The daily IB market risk-related revenue excludes gains and losses on held-for-sale funded loans and unfunded commitments and from debit valuation adjustments ("DVA"). The following histogram illustrates the daily market risk–related gains and losses for IB trading businesses for the year ended December 31, 2007. The chart shows that IB posted market risk–related gains on 215 out of 261 days in this period, with 53 days exceeding $100 million. The inset graph looks at those days on which IB experienced losses and depicts the amount by which VAR exceeded the actual loss on each of those days. Losses were sustained on 46 days, with no loss greater than $225 million. During 2007, losses exceeded the VAR measure on eight days due to the high market volatility experienced during the year. No losses exceeded VAR measure during 2006.

Daily IB market risk-related gains and losses
Year ended December 31, 2007


Daily IB VAR less market risk-related losses
Number of trading days
16
8
0
< 0
0 > < 20
20 > < 40
40 > < 60
60 > < 80
80 > < 100
> 100
$ in millions
Average daily revenue: $50 million
Number of trading days
45
40
35
30
25
20
15
10
5
0
< (200)
(200) > < (100)
(100) > < (80)
(80) > < (60)
(60) > < (40)
(40) > < (20)
(20) > < 0
0 > < 20
20 > < 40
40 > < 60
60 > < 80
80 > < 100
100 > < 120
120 > < 140
140 > < 160
160 > < 180
180 > < 200
200 > < 220
> 220
$ in millions

The Firm does not include the impact of DVA taken on derivative and structured liabilities to reflect the credit quality of the Firm in its Trading VAR. The following table provides information about the sensitivity of DVA to a one basis point increase in JPMorgan Chase credit spreads.

Debit Valuation Adjustment Sensitivity

(in millions)	1 Basis Point Increase in JPMorgan Chase Credit Spread
December 31, 2007	**$ 38**

Loss advisories and drawdowns

Loss advisories and drawdowns are tools used to highlight to senior management trading losses above certain levels and are used to initiate discussion of remedies.

Economic value stress testing

While VAR reflects the risk of loss due to adverse changes in normal markets, stress testing captures the Firm's exposure to unlikely but plausible events in abnormal markets. The Firm conducts economic-value stress tests for both its trading and its nontrading activities at least once a month using multiple scenarios that assume credit spreads widen significantly, equity prices decline and interest rates rise in the major currencies. Additional scenarios focus on the risks predominant in individual business segments and include scenarios that focus on the potential for adverse moves in complex portfolios. Periodically, scenarios are reviewed and updated to reflect changes in the Firm's risk profile and economic events. Along with VAR, stress testing is important in measuring and controlling risk. Stress testing enhances the understanding of the Firm's risk profile and loss potential, and stress losses are monitored against limits. Stress testing is also utilized in one-off approvals and cross-business risk measurement, as well as an input to economic capital allocation. Stress-test results, trends and explanations are provided each month to the Firm's senior management and to the lines of business to help them better measure and manage risks and to understand event risk-sensitive positions.

Earnings-at-risk stress testing

The VAR and stress-test measures described above illustrate the total economic sensitivity of the Firm's balance sheet to changes in market variables. The effect of interest rate exposure on reported Net income also is important. Interest rate risk exposure in the Firm's core nontrading business activities (i.e., asset/liability management positions) results from on– and off–balance sheet positions. The Firm conducts simulations of changes in NII from its nontrading activities under a variety of interest rate scenarios. Earnings-at-risk tests measure the potential change in the Firm's Net interest income over the next 12 months and highlight exposures to various rate-sensitive factors, such as the rates themselves (e.g., the prime lending rate), pricing strategies on deposits, optionality and changes in product mix. The tests include forecasted balance sheet changes, such as asset sales and securitizations, as well as prepayment and reinvestment behavior.

Earnings-at-risk also can result from changes in the slope of the yield curve, because the Firm has the ability to lend at fixed rates and borrow at variable or short-term fixed rates. Based upon these scenarios, the Firm's earnings would be affected negatively by a sudden and unanticipated increase in short-term rates without a corresponding increase in long-term rates. Conversely, higher long-term rates generally are beneficial to earnings, particularly when the increase is not accompanied by rising short-term rates.

Immediate changes in interest rates present a limited view of risk, and so a number of alternative scenarios also are reviewed. These scenarios include the implied forward curve, nonparallel rate shifts and severe interest rate shocks on selected key rates. These scenarios are intended to provide a comprehensive view of JPMorgan Chase's earnings-at-risk over a wide range of outcomes.

JPMorgan Chase's 12-month pretax earnings sensitivity profile as of December 31, 2007 and 2006, were as follows.

	Immediate change in rates			
(in millions)	+200bp	+100bp	-100bp	-200bp
December 31, 2007	**$ (26)**	**$ 55**	**$(308)**	**$ (664)**
December 31, 2006	$ (101)	$ 28	$ (21)	$ (182)

The primary change in earnings-at-risk from December 31, 2006, reflects increased prepayments on loans and securities due to lower market interest rates. The Firm is exposed to both rising and falling rates. The Firm's risk to rising rates is largely the result of increased funding costs. In contrast, the exposure to falling rates is the result of higher anticipated levels of loan and securities prepayments.

Risk identification for large exposures ("RIFLE")

Individuals who manage risk positions, particularly those that are complex, are responsible for identifying potential losses that could arise from specific, unusual events, such as a potential tax change, and estimating the probabilities of losses arising from such events. This information is entered into the Firm's RIFLE database. Trading management has access to RIFLE, thereby permitting the Firm to monitor further earnings vulnerability not adequately covered by standard risk measures.

Risk monitoring and control

Limits

Market risk is controlled primarily through a series of limits. Limits reflect the Firm's risk appetite in the context of the market environment and business strategy. In setting limits, the Firm takes into consideration factors such as market volatility, product liquidity, business trends and management experience.

Market risk management regularly reviews and updates risk limits. Senior management, including the Firm's Chief Executive Officer and Chief Risk Officer, is responsible for reviewing and approving risk limits at least once a year.

The Firm maintains different levels of limits. Corporate-level limits include VAR and stress. Similarly, line-of-business limits include VAR and stress limits and may be supplemented by loss advisories, nonstatistical measurements and instrument authorities. Businesses are responsible for adhering to established limits, against which exposures are monitored and reported. Limit breaches are reported in a timely manner to senior management, and the affected business segment is required either to reduce trading positions or consult with senior management on the appropriate action.

Qualitative review

The Market Risk Management group also performs periodic reviews as necessary of both businesses and products with exposure to market risk in order to assess the ability of the businesses to control their market risk. Strategies, market conditions, product details and risk controls are reviewed, and specific recommendations for improvements are made to management.

Model review

Some of the Firm's financial instruments cannot be valued based upon quoted market prices but are instead valued using pricing models. Such models are used for management of risk positions, such as reporting against limits, as well as for valuation. The Model Risk Group, independent of the businesses and market risk management, reviews the models the Firm uses and assesses model appropriateness and consistency. The model reviews consider a number of factors about the model's suitability for valuation and risk management of a particular product, including whether it accurately reflects the characteristics of the transaction and its significant risks, the suitability and convergence properties of numerical algorithms, reliability of data sources, consistency of the treatment with models for similar products, and sensitivity to input parameters and assumptions that cannot be priced from the market.

Reviews are conducted of new or changed models, as well as previously accepted models, to assess whether there have been any changes in the product or market that may impact the model's validity and whether there are theoretical or competitive developments that may require reassessment of the model's adequacy. For a summary of valuations based upon models, see Critical Accounting Estimates used by the Firm on pages 96–98 of this Annual Report.

Risk reporting

Nonstatistical exposures, value-at-risk, loss advisories and limit excesses are reported daily for each trading and nontrading business. Market risk exposure trends, value-at-risk trends, profit and loss changes, and portfolio concentrations are reported weekly. Stress-test results are reported monthly to business and senior management.

PRIVATE EQUITY RISK MANAGEMENT

Risk management

The Firm makes direct principal investments in private equity. The illiquid nature and long-term holding period associated with these investments differentiates private equity risk from the risk of positions held in the trading portfolios. The Firm's approach to managing private equity risk is consistent with the Firm's general risk governance structure. Controls are in place establishing target levels for total and annual investment in order to control the overall size of the portfolio. Industry and geographic concentration limits are in place and intended to ensure diversification of the portfolio. An independent valuation function is responsible for reviewing the appropriateness of the carrying values of private equity investments in accordance with relevant accounting policies. At December 31, 2007 and 2006, the carrying value of the private equity businesses were $7.2 billion and $6.1 billion, respectively, of which $390 million and $587 million, respectively, represented publicly traded positions. For further information on the Private equity portfolio, see page 60 of this Annual Report.

OPERATIONAL RISK MANAGEMENT

Operational risk is the risk of loss resulting from inadequate or failed processes or systems, human factors or external events.

Overview

Operational risk is inherent in each of the Firm's businesses and support activities. Operational risk can manifest itself in various ways, including errors, fraudulent acts, business interruptions, inappropriate behavior of employees, or vendors that do not perform in accordance with outsourcing arrangements. These events could result in financial losses and other damage to the Firm, including reputational harm.

To monitor and control operational risk, the Firm maintains a system of comprehensive policies and a control framework designed to provide a sound and well-controlled operational environment. The goal is to keep operational risk at appropriate levels, in light of the Firm's financial strength, the characteristics of its businesses, the markets in which it operates, and the competitive and regulatory environment to which it is subject. Notwithstanding these control measures, the Firm incurs operational losses.

The Firm's approach to operational risk management is intended to mitigate such losses by supplementing traditional control-based approaches to operational risk with risk measures, tools and disciplines that are risk-specific, consistently applied and utilized firmwide. Key themes are transparency of information, escalation of key issues and accountability for issue resolution.

The Firm's operational risk framework is supported by Phoenix, an internally designed operational risk software tool. Phoenix integrates the individual components of the operational risk management framework into a unified, web-based tool. Phoenix enhances the capture, reporting and analysis of operational risk data by enabling risk identification, measurement, monitoring, reporting and analysis to be done in an integrated manner, thereby enabling efficiencies in the Firm's monitoring and management of its operational risk.

For purposes of identification, monitoring, reporting and analysis, the Firm categorizes operational risk events as follows:

- Client service and selection
- Business practices
- Fraud, theft and malice
- Execution, delivery and process management
- Employee disputes
- Disasters and public safety
- Technology and infrastructure failures

Risk identification and measurement

Risk identification is the recognition of the operational risk events that management believes may give rise to operational losses. All businesses utilize the Firm's standard self-assessment process and supporting architecture as a dynamic risk management tool. The goal of the self-assessment process is for each business to identify the key operational risks specific to its environment and assess the degree to which it maintains appropriate controls. Action plans are developed for control issues identified, and businesses are held accountable for tracking and resolving these issues on a timely basis.

Risk monitoring

The Firm has a process for monitoring operational risk-event data, permitting analysis of errors and losses as well as trends. Such analysis, performed both at a line-of-business level and by risk-event type, enables identification of the causes associated with risk events faced by the businesses. Where available, the internal data can be supplemented with external data for comparative analysis with industry patterns. The data reported enables the Firm to back-test against self-assessment results. The Firm is a founding member of the Operational Risk Data Exchange, a not-for-profit industry association formed for the purpose of collecting operational loss data, sharing data in an anonymous form and benchmarking results back to members. Such information supplements the Firm's ongoing operational risk analysis.

Risk reporting and analysis

Operational risk management reports provide timely and accurate information, including information about actual operational loss levels and self-assessment results, to the lines of business and senior management. The purpose of these reports is to enable management to maintain operational risk at appropriate levels within each line of business, to escalate issues and to provide consistent data aggregation across the Firm's businesses and support areas.

Audit alignment

Internal Audit utilizes a risk-based program of audit coverage to provide an independent assessment of the design and effectiveness of key controls over the Firm's operations, regulatory compliance and reporting. Audit partners with business management and members of the control community in providing guidance on the operational risk framework and reviews the effectiveness and accuracy of the business self-assessment process as part of its business unit audits.

REPUTATION AND FIDUCIARY RISK MANAGEMENT

A firm's success depends not only on its prudent management of the liquidity, credit, market and operational risks that are part of its business risks, but equally on the maintenance among many constituents – clients, investors, regulators, as well as the general public – of a reputation for business practices of the highest quality. Attention to reputation always has been a key aspect of the Firm's practices, and maintenance of reputation is the responsibility of everyone at the Firm. JPMorgan Chase bolsters this individual responsibility in many ways, including through the Firm's Code of Conduct, training, maintaining adherence to policies and procedures, and oversight functions that approve transactions. These oversight functions include a Conflicts Office, which examines wholesale transactions with the potential to create conflicts of interest for the Firm, and regional reputation risk review committees, which review certain transactions with clients, especially complex derivatives and structured finance transactions, that have the potential to affect adversely the Firm's reputation. These regional committees, whose members are senior representatives of business and control function in the region, focus on the purpose and effect of its transactions from the client's point of view, with the goal that these transactions are not used to mislead investors or others.

Fiduciary risk management

The risk management committees within each line of business include in their mandate the oversight of the legal, reputational and, where appropriate, fiduciary risks in their businesses that may produce significant losses or reputational damage. The Fiduciary Risk Management function works with the relevant line-of-business risk committees with the goal of ensuring that businesses providing investment or risk management products or services that give rise to fiduciary duties to clients perform at the appropriate standard relative to their fiduciary relationship with a client. Of particular focus are the policies and practices that address a business' responsibilities to a client, including client suitability determination; disclosure obligations and communications; and performance expectations with respect to risk management products or services being provided by the Firm that give rise to such fiduciary duties. In this way, the relevant line-of-business risk committees, together with the Fiduciary Risk Management function, provide oversight of the Firm's efforts to monitor, measure and control the risks that may arise in the delivery of the products or services to clients that give rise to such duties, as well as those stemming from any of the Firm's fiduciary responsibilities to employees under the Firm's various employee benefit plans.

CRITICAL ACCOUNTING ESTIMATES USED BY THE FIRM

JPMorgan Chase's accounting policies and use of estimates are integral to understanding its reported results. The Firm's most complex accounting estimates require management's judgment to ascertain the valuation of assets and liabilities. The Firm has established detailed policies and control procedures intended to ensure that valuation methods, including any judgments made as part of such methods, are well-controlled, independently reviewed and applied consistently from period to period. In addition, the policies and procedures are intended to ensure that the process for changing methodologies occurs in an appropriate manner. The Firm believes its estimates for determining the valuation of its assets and liabilities are appropriate. The following is a brief description of the Firm's critical accounting estimates involving significant valuation judgments.

Allowance for credit losses

JPMorgan Chase's allowance for credit losses covers the wholesale and consumer loan portfolios as well as the Firm's portfolio of wholesale lending-related commitments. The allowance for credit losses is intended to adjust the value of the Firm's loan assets for probable credit losses as of the balance sheet date. For further discussion of the methodologies used in establishing the Firm's allowance for credit losses, see Note 15 on pages 138–139 of this Annual Report.

Wholesale loans and lending-related commitments

The methodology for calculating both the Allowance for loan losses and the Allowance for lending-related commitments involves significant judgment. First and foremost, it involves the early identification of credits that are deteriorating. Second, it involves judgment in establishing the inputs used to estimate the allowances. Third, it involves management judgment to evaluate certain macroeconomic factors, underwriting standards, and other relevant internal and external factors affecting the credit quality of the current portfolio and to refine loss factors to better reflect these conditions.

The Firm uses a risk rating system to determine the credit quality of its wholesale loans. Wholesale loans are reviewed for information affecting the obligor's ability to fulfill its obligations. In assessing the risk rating of a particular loan, among the factors considered are the obligor's debt capacity and financial flexibility, the level of the obligor's earnings, the amount and sources for repayment, the level and nature of contingencies, management strength and the industry and geography in which the obligor operates. These factors are based upon an evaluation of historical and current information, and involve subjective assessment and interpretation. Emphasizing one factor over another or considering additional factors could impact the risk rating assigned by the Firm to that loan.

The Firm applies its judgment to establish loss factors used in calculating the allowances. Wherever possible, the Firm uses independent, verifiable data or the Firm's own historical loss experience in its models for estimating the allowances. Many factors can affect estimates of loss, including volatility of loss given default, probability of default and rating migrations. Consideration is given as to whether the loss estimates should be calculated as an average over the entire credit cycle or at a particular point in the credit cycle, as well as to which external data should be used and when they should be used. Choosing data that are not reflective of the Firm's specific loan portfolio characteristics could also affect loss estimates. The application of different inputs would change the amount of the allowance for credit losses determined appropriate by the Firm.

Management also applies its judgment to adjust the loss factors derived, taking into consideration model imprecision, external factors and economic events that have occurred but are not yet reflected in the loss factors by creating estimated ranges using historical experience of both loss given default and probability of default. Factors related to concentrated and deteriorating industries also are incorporated where relevant. These estimates are based upon management's view of uncertainties that relate to current macroeconomic and political conditions, quality of underwriting standards and other relevant internal and external factors affecting the credit quality of the current portfolio.

As noted on page 77 of this Annual Report, the Firm's wholesale allowance is sensitive to the risk rating assigned to a loan. Assuming a one-notch downgrade in the Firm's internal risk ratings for its entire Wholesale portfolio, the Allowance for loan losses for the Wholesale portfolio would increase by approximately $1.5 billion as of December 31, 2007. This sensitivity analysis is hypothetical. In the Firm's view, the likelihood of a one-notch downgrade for all wholesale loans within a short timeframe is remote. The purpose of this analysis is to provide an indication of the impact of risk ratings on the estimate of the Allowance for loan losses for wholesale loans. It is not intended to imply management's expectation of future deterioration in risk ratings. Given the process the Firm follows in determining the risk ratings of its loans, management believes the risk ratings currently assigned to wholesale loans are appropriate.

Consumer loans

For consumer loans, the Allowance for loan losses is calculated for individual pools of loans with similar risk characteristics utilizing a methodology that is intended to estimate losses that have occurred, but are not yet apparent in the loan portfolios. Significant management judgment is involved in determining the allowance for loan losses. The allowance is sensitive to changes in the economic environment, delinquency status, credit bureau scores, the realizable value of collateral, borrower behavior and other risk factors. Significant differences in management's expectations for these factors could have a significant impact on the estimation of the allowance for loan losses.

The allowance is determined by applying statistical loss factors and other risk indicators to pools of loans by asset type to arrive at an estimate of incurred losses in the portfolio. Management applies judgment to the statistical loss estimates for each loan portfolio category using delinquency trends and other risk characteristics to estimate charge-offs. Management utilizes additional statistical methods and considers portfolio and collateral valuation trends to review the appropriateness of the primary statistical loss estimate.

The statistical calculation is adjusted to take into consideration model imprecision, external factors and current economic events that have occurred but are not yet reflected in the factors used to derive the statistical calculation, and is accomplished in part by analyzing the historical loss experience for each major product segment. Management applies its judgment within estimated ranges in determining this adjustment. The estimated ranges and the determination of the appropriate point within the range are based upon management's judgment related to uncertainties associated with current macroeconomic and political conditions, quality of underwriting standards, and other relevant internal and external factors affecting the credit quality of the portfolio.

Fair value of financial instruments, MSRs and commodities inventory

A portion of JPMorgan Chase's assets and liabilities are carried at fair value, including trading assets and liabilities, AFS securities, certain loans, MSRs, private equity investments, structured notes and certain repurchase and resale agreements. Held-for-sale loans and physical commodities are carried at the lower of cost or fair value. At December 31, 2007, approximately $635.5 billion of the Firm's assets were recorded at fair value.

Fair value is based upon quoted market prices, where available. If listed prices or quotes are not available, fair value is based upon internally developed models that primarily use as inputs market-based or independently sourced market parameters. The Firm ensures that all applicable inputs are appropriately calibrated to market data, including but not limited to yield curves, interest rates, volatilities, equity or debt prices, foreign exchange rates and credit curves. In addition to market information, models also incorporate transaction details, such as maturity. Fair value adjustments, including credit (counterparties' and the Firm's), liquidity, and input parameter uncertainty are included, as appropriate, to the model value to arrive at a fair value measurement. For further information, see Note 4 and Note 5 on pages 111–118 and 119–121, respectively, of this Annual Report.

On January 1, 2007, the Firm adopted SFAS 157, which established a three-level valuation hierarchy for disclosure of fair value measurements. An instrument's categorization within the hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Therefore, for instruments classified in level 1 and 2 of the hierarchy where inputs are principally based on observable market data, there is less judgment applied in arriving at a fair value measurement. For instruments classified within level 3 of the hierarchy, judgments are more significant. In arriving at an estimate of fair value for an instrument within level 3 management must first determine the appropriate model to use. Second, due to the lack of observability of significant inputs, management must assess all relevant empirical data in deriving valuation inputs. Finally, management judgment must be applied to assess the appropriate level of valuation adjustments, where relevant. The judgments made are typically affected by the type of product and its specific contractual terms and the level of liquidity for the product or within the market as a whole.

The following table summarizes the Firm's assets accounted for at fair value on a recurring basis by level within the valuation hierarchy at December 31, 2007.

December 31, 2007	Debt and equity securities	Derivative receivables[(a)]	AFS securities	Mortgage servicing rights	Private equity	Other[(b)]	Total[(a)]
Level 1	49%	2%	84%	—%	1%	25%	21%
Level 2	45	96	16	—	5	48	74
Level 3	6	2	—	100	94	27	5
Total	100%	100%	100%	100%	100%	100%	100%
Total assets held at fair value on the balance sheet (in billions)	$414.3	$77.1	$85.4	$8.6	$7.2	$42.9	$635.5
Level 3 assets as a percentage of total Firm assets[(c)]							5%

(a) Based upon gross mark-to-market valuation of the Firm's derivatives portfolio prior to netting positions pursuant to FIN 39, as cross-product netting is not relevant to an analysis based upon valuation methodologies.

(b) Includes securities purchased under resale agreements, Loans (excluding loans classified within Trading assets – Debt and equity instruments), and certain retained interests in securitizations. For further information, see Note 4 on pages 111–118 of this Annual Report.

(c) Includes level 3 assets accounted for at fair value on a recurring basis and at the lower of cost or fair value.

Instruments for which unobservable inputs are significant to their fair value measurement include certain loans (including purchased nonperforming loans, leveraged loans and unfunded commitments, and subprime loans); certain residual or retained interests in securitizations and less liquid securities including certain MBS assets; certain complex and structured derivative transactions, MSRs, and nonpublic private equity.

The Firm reviews and updates the fair value hierarchy classifications on a quarterly basis. Changes from one quarter to the next related to the observability of inputs to a fair value measurement may result in a reclassification between hierarchy levels.

Level 3 assets (including assets measured at the lower of cost or fair value) were 5% of total Firm assets at December 31, 2007. These assets increased during 2007 principally during the second half of the year, when liquidity in mortgages and other credit products fell dramatically. The increase was primarily due to an increase in leveraged loan balances within level 3 as the ability of the Firm to syndicate this risk to third parties became limited by the credit environment. In addition, there were transfers from level 2 to level 3 during 2007. These transfers were principally for instruments within the mortgage market where inputs which are significant to their valuation became unobservable during the year. Subprime and Alt-A whole loans, subprime home equity securities, commercial mortgage-backed mezzanine loans and credit default swaps referenced to asset-backed securities constituted the majority of the affected instruments, reflecting a significant decline in liquidity in these instruments in the third and fourth quarters of 2007, as new issue activity was nonexistent and independent pricing information was no longer available for these assets.

To ensure that fair valuations are appropriate, the Firm has numerous controls in place to ensure that its fair valuations are appropriate. An independent model review group reviews the Firm's valuation models and approves them for use for specific products. All valuation models within the Firm are subject to this review process. A price verification group, independent from the risk taking functions, ensures observable market prices and market-based parameters are used for valuation wherever possible. For those products with material parameter risk for which observable market levels do not exist, an independent review of the assumptions made on pricing is performed. Additional review includes deconstruction of the model valuations for certain structured instruments into their components, and benchmarking valuations, where possible, to similar products; validating valuation estimates through actual cash settlement; and detailed review and explanation of recorded gains and losses, which are analyzed daily and over time. Valuation adjustments, which are also determined by the independent price verification group, are based upon established policies and are applied consistently over time. Any changes to the valuation methodology are reviewed by management to confirm the changes are justified. As markets and products develop and the pricing for certain products becomes more or less transparent, the Firm continues to refine its valuation methodologies.

Imprecision in estimating unobservable market inputs can impact the amount of revenue or loss recorded for a particular position. Furthermore, while the Firm believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date. For a detailed discussion of the determination of fair value for individual financial instruments, see Note 4 on pages 111–118 of this Annual Report.

Goodwill impairment

Under SFAS 142, goodwill must be allocated to reporting units and tested for impairment. The Firm tests goodwill for impairment at least annually, and more frequently if events or circumstances, such as adverse changes in the business climate, indicate that there may be justification for conducting an interim test. Impairment testing is performed at the reporting-unit level (which is generally one level below the six major business segments identified in Note 34 on pages 175–177 of this Annual Report, plus Private Equity which is included in Corporate). The first part of the test is a comparison, at the reporting unit level, of the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value is less than the carrying value, then the second part of the test is needed to measure the amount of potential goodwill impairment. The implied fair value of the reporting unit goodwill is calculated and compared with the carrying amount of goodwill recorded in the Firm's financial records. If the carrying value of reporting unit goodwill exceeds the implied fair value of that goodwill, then the Firm would recognize an impairment loss in the amount of the difference, which would be recorded as a charge against Net income.

The fair values of the reporting units are determined using discounted cash flow models based upon each reporting unit's internal forecasts. Management applies significant judgment when determining the fair value of its reporting units. Imprecision in estimating the future earnings potential of the Firm's reporting units can impact their estimated fair values. To assess the reasonableness of the valuations derived from the discounted cash flow models, the Firm also analyzes market-based trading and transaction multiples, where available. These trading and transaction comparables are used to assess the reasonableness of the estimated fair values, as observable market information is generally not available.

Income taxes

JPMorgan Chase is subject to the income tax laws of the various jurisdictions in which it operates, including U.S. federal, state and non-U.S. jurisdictions. These laws are often complex and may be subject to different interpretations. To determine the financial statement impact of its accounting for income taxes, including the provision for income tax expense and its unrecognized tax benefits, JPMorgan Chase must make assumptions and judgments about how to interpret and apply these complex tax laws to numerous transactions and business events.

Disputes over interpretations with the various taxing authorities may be settled upon audit or administrative appeals. In some cases, the Firm's interpretations of tax laws may be subject to adjudication by the court systems of the tax jurisdictions in which it operates. The Firm's consolidated federal income tax returns are presently under examination by the Internal Revenue Service ("IRS") for the years 2003, 2004 and 2005. The consolidated federal income tax returns of heritage Bank One Corporation, which merged with and into JPMorgan Chase on July 1, 2004, are under examination for the years 2000 through 2003, and for the period January 1, 2004, through July 1, 2004. Both examinations are expected to conclude in the latter part of 2008. The IRS audit of the 2006 consolidated federal income tax return has not yet commenced. Certain administrative appeals are pending with the IRS relating to prior examination periods, for JPMorgan Chase for the years 2001 and 2002, and for Bank One and its predecessor entities for various periods from 1996 through 1999. For years prior to 2001, refund claims relating to income and credit adjustments, and to tax attribute carrybacks, for JPMorgan Chase and its predecessor entities, including Bank One, either have been or will be filed. Also, interest rate swap valuations by a Bank One predecessor entity for the years 1990 through 1993 are, and have been the subject of litigation in both the Tax Court and the U.S. Court of Appeals.

The Firm adjusts its unrecognized tax benefits as necessary when additional information becomes available. The reassessment of JPMorgan Chase's unrecognized tax benefits may have a material impact on its effective tax rate in the period in which it occurs.

Accounting for uncertainty in income taxes

In June 2006, the FASB issued FIN 48, which clarifies the accounting for uncertainty regarding income taxes recognized under SFAS 109. FIN 48 addresses the recognition and measurement of tax positions taken or expected to be taken, and also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure. The Firm adopted and applied FIN 48 under the transition provisions to all of its income tax positions at the required effective date of January 1, 2007, resulting in a $436 million cumulative effect increase to Retained earnings, a reduction in Goodwill of $113 million and a $549 million decrease in the liability for income taxes. For additional information related to the Firm's adoption of FIN 48, see Note 26 on page 164 of this Annual Report.

Changes in timing of cash flows related to income taxes generated by a leveraged lease

In July 2006, the FASB issued FSP FAS 13-2. FSP FAS 13-2 requires the recalculation of returns on leveraged leases if there is a change or projected change in the timing of cash flows relating to income taxes generated by a leveraged lease. The Firm adopted FSP FAS 13-2 at the required effective date of January 1, 2007. Implementation of FSP FAS 13-2 did not have a significant impact on the Firm's Consolidated balance sheet and results of operations.

Fair value measurements – adoption of SFAS 157

In September 2006, the FASB issued SFAS 157, which is effective for fiscal years beginning after November 15, 2007, with early adoption permitted. SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about assets and liabilities measured at fair value. JPMorgan Chase chose early adoption for SFAS 157 effective January 1, 2007 and recorded a cumulative effect increase to Retained earnings of $287 million, primarily related to the release of profit previously deferred in accordance with EITF 02-3. The adoption of SFAS 157 primarily affected IB and the Private Equity business within Corporate. For additional information related to the Firm's adoption of SFAS 157, see Note 4 on pages 111–118 of this Annual Report.

Fair value option for financial assets and financial liabilities – adoption of SFAS 159

In February 2007, the FASB issued SFAS 159, which is effective for fiscal years beginning after November 15, 2007, with early adoption permitted. SFAS 159 provides the option to elect fair value as an alternative measurement for selected financial assets, financial liabilities, unrecognized firm commitments and written loan commitments. JPMorgan Chase chose early adoption for SFAS 159 effective January 1, 2007, and as a result, it recorded a cumulative effect increase to Retained earnings of $199 million. For additional information related to the Firm's adoption of SFAS 159, see Note 5 on page 119–121 of this Annual Report.

Derivatives netting – amendment of FASB Interpretation No. 39

In April 2007, the FASB issued FSP FIN 39-1, which permits offsetting of cash collateral receivables or payables with net derivative positions under certain circumstances. The Firm adopted FSP FIN 39-1 effective January 1, 2008. The FSP did not have a material impact on the Firm's Consolidated balance sheet.

Investment companies

In June 2007, the AICPA issued SOP 07-1. SOP 07-1 provides guidance for determining whether an entity is within the scope of the AICPA Audit and Accounting Guide *Investment Companies* (the "Guide"), and therefore qualifies to use the Guide's specialized accounting principles (referred to as "investment company accounting"). Additionally, SOP 07-1 provides guidelines for determining whether investment company accounting should be retained by a parent company in consolidation or by an equity method investor in an investment. In May 2007, the FASB issued FSP FIN 46(R)-7, which amends FIN 46R to permanently exempt entities within the scope of the Guide from applying the provisions of FIN 46R to their investments. In February 2008, the FASB agreed to an indefinite delay of the effective date of SOP 07-1 in order to address implementation issues, which effectively delays FSP FIN 46(R)-7 as well for those companies, such as the Firm, that have not adopted SOP 07-1.

Accounting for income tax benefits of dividends on share-based payment awards

In June 2007, the FASB ratified EITF 06-11, which must be applied prospectively for dividends declared in fiscal years beginning after December 15, 2007. EITF 06-11 requires that realized tax benefits from dividends or dividend equivalents paid on equity-classified share-based payment awards that are charged to retained earnings should be recorded as an increase to additional paid-in capital and included in the pool of excess tax benefits available to absorb tax deficiencies on share-based payment awards. Prior to the issuance of EITF 06-11, the Firm did not include these tax benefits as part of this pool of excess tax benefits. The Firm adopted EITF 06-11 on January 1, 2008. The adoption of this consensus did not have an impact on the Firm's Consolidated balance sheet or results of operations.

Fair value measurements – written loan commitments

On November 5, 2007, the Securities and Exchange Commission ("SEC") issued SAB 109, which revises and rescinds portions of SAB 105, "Application of Accounting Principles to Loan Commitments." Specifically, SAB 109 states that the expected net future cash flows related to the associated servicing of the loan should be included in the measurement of all written loan commitments that are accounted for at fair value through earnings. The provisions of SAB 109 are applicable to written loan commitments issued or modified beginning on January 1, 2008. JPMorgan Chase does not expect the impact of adopting SAB 109 to be material.

Business combinations / Noncontrolling interests in consolidated financial statements

On December 4, 2007, the FASB issued SFAS 141R and SFAS 160, which amend the accounting and reporting of business combinations, as well as noncontrolling (i.e., minority) interests. JPMorgan Chase is currently evaluating the impact that SFAS 141R and SFAS 160 will have on its consolidated financial statements. For JPMorgan Chase, SFAS 141R is effective for business combinations that close on or after January 1, 2009. SFAS 160 is effective for JPMorgan Chase for fiscal years beginning on or after December 15, 2008.

NONEXCHANGE-TRADED COMMODITY DERIVATIVE CONTRACTS AT FAIR VALUE

In the normal course of business, JPMorgan Chase trades nonexchange-traded commodity derivative contracts. To determine the fair value of these contracts, the Firm uses various fair value estimation techniques, which are primarily based upon internal models with significant observable market parameters. The Firm's nonexchange-traded commodity derivative contracts are primarily energy-related.

The following table summarizes the changes in fair value for nonexchange-traded commodity derivative contracts for the year ended December 31, 2007.

For the year ended December 31, 2007 (in millions)	Asset position	Liability position
Net fair value of contracts outstanding at January 1, 2007	$ 5,830	$ 3,906
Effect of legally enforceable master netting agreements	19,671	19,980
Gross fair value of contracts outstanding at January 1, 2007	25,501	23,886
Contracts realized or otherwise settled	(13,716)	(13,227)
Fair value of new contracts	18,699	16,962
Changes in fair values attributable to changes in valuation techniques and assumptions	—	—
Other changes in fair value	3,714	4,145
Gross fair value of contracts outstanding at December 31, 2007	34,198	31,766
Effect of legally enforceable master netting agreements	(26,108)	(25,957)
Net fair value of contracts outstanding at December 31, 2007	$ 8,090	$ 5,809

The following table indicates the schedule of maturities of nonexchange-traded commodity derivative contracts at December 31, 2007.

December 31, 2007 (in millions)	Asset position	Liability position
Maturity less than 1 year	$ 11,958	$ 10,662
Maturity 1–3 years	15,057	12,370
Maturity 4–5 years	5,484	3,804
Maturity in excess of 5 years	1,699	4,930
Gross fair value of contracts outstanding at December 31, 2007	34,198	31,766
Effects of legally enforceable master netting agreements	(26,108)	(25,957)
Net fair value of contracts outstanding at December 31, 2007	$ 8,090	$ 5,809

FORWARD-LOOKING STATEMENTS

From time to time, the Firm has made and will make forward-looking statements. These statements can be identified by the fact that they do not relate strictly to historical or current facts. Forward-looking statements often use words such as "anticipate," "target," "expect," "estimate," "intend," "plan," "goal," "believe," or other words of similar meaning. Forward-looking statements provide JPMorgan Chase's current expectations or forecasts of future events, circumstances, results or aspirations. JPMorgan Chase's disclosures in this report contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Firm also may make forward-looking statements in its other documents filed or furnished with the SEC. In addition, the Firm's senior management may make forward-looking statements orally to analysts, investors, representatives of the media and others.

All forward-looking statements are, by their nature, subject to risks and uncertainties, many of which are beyond the Firm's control. JPMorgan Chase's actual future results may differ materially from those set forth in its forward-looking statements. While there is no assurance that any list of risks and uncertainties or risk factors is complete, below are certain factors which could cause actual results to differ from those in the forward-looking statements.

- local, regional and international business, economic and political conditions and geopolitical events;
- changes in trade, monetary and fiscal policies and laws;
- securities and capital markets behavior, including changes in market liquidity and volatility;
- changes in investor sentiment or consumer spending or saving behavior;
- ability of the Firm to manage effectively its liquidity;
- credit ratings assigned to the Firm or its subsidiaries;
- the Firm's reputation;
- ability of the Firm to deal effectively with an economic slowdown or other economic or market difficulty;
- technology changes instituted by the Firm, its counterparties or competitors;
- mergers and acquisitions, including the Firm's ability to integrate acquisitions;
- ability of the Firm to develop new products and services;
- acceptance of the Firm's new and existing products and services by the marketplace and the ability of the Firm to increase market share;
- ability of the Firm to attract and retain employees;
- ability of the Firm to control expense;
- competitive pressures;
- changes in the credit quality of the Firm's customers;
- adequacy of the Firm's risk management framework;
- changes in laws and regulatory requirements or adverse judicial proceedings;
- changes in applicable accounting policies;
- ability of the Firm to determine accurate values of certain assets and liabilities;
- occurrence of natural or man-made disasters or calamities or conflicts;
- the other risks and uncertainties detailed in Part 1, Item 1A: Risk Factors in the Firm's Annual Report on Form 10-K for the year ended December 31, 2007.

Any forward-looking statements made by or on behalf of the Firm speak only as of the date they are made and JPMorgan Chase does not undertake to update forward-looking statements to reflect the impact of circumstances or events that arise after the date the forward-looking statement was made. The reader should, however, consult any further disclosures of a forward-looking nature the Firm may make in any subsequent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, or Current Reports on Form 8-K.

Management of JPMorgan Chase & Co. is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the Firm's principal executive and principal financial officers, or persons performing similar functions, and effected by JPMorgan Chase's Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

JPMorgan Chase's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records, that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Firm's assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Firm are being made only in accordance with authorizations of JPMorgan Chase's management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Firm's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has completed an assessment of the effectiveness of the Firm's internal control over financial reporting as of December 31, 2007. In making the assessment, management used the framework in "Internal Control – Integrated Framework" promulgated by the Committee of Sponsoring Organizations of the Treadway Commission, commonly referred to as the "COSO" criteria.

Based upon the assessment performed, management concluded that as of December 31, 2007, JPMorgan Chase's internal control over financial reporting was effective based upon the COSO criteria. Additionally, based upon management's assessment, the Firm determined that there were no material weaknesses in its internal control over financial reporting as of December 31, 2007.

The effectiveness of the Firm's internal control over financial reporting as of December 31, 2007, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.

James Dimon
Chairman and Chief Executive Officer

Michael J. Cavanagh
Executive Vice President and Chief Financial Officer

February 20, 2008

PRICEWATERHOUSECOOPERS

PRICEWATERHOUSECOOPERS LLP • 300 MADISON AVENUE • NEW YORK, NY 10017

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Stockholders of
JPMorgan Chase & Co.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, changes in stockholders' equity and comprehensive income and cash flows present fairly, in all material respects, the financial position of JPMorgan Chase & Co. and its subsidiaries (the "Firm") at December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Firm maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Firm's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying "Management's report on internal control over financial reporting." Our responsibility is to express opinions on these financial statements and on the Firm's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 4, Note 5, and Note 26 to the consolidated financial statements, effective January 1, 2007 the Firm adopted Statement of Financial Accounting Standards No. 157, "Fair Value Measurement," Statement of Financial Accounting Standards No. 159, "Fair Value Option for Financial Assets and Financial Liabilities," and FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes."

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

February 20, 2008

CONSOLIDATED STATEMENTS OF INCOME

JPMorgan Chase & Co.

Year ended December 31, (in millions, except per share data)	2007	2006	2005
Revenue			
Investment banking fees	**$ 6,635**	$ 5,520	$ 4,088
Principal transactions	**9,015**	10,778	8,072
Lending & deposit-related fees	**3,938**	3,468	3,389
Asset management, administration and commissions	**14,356**	11,855	9,988
Securities gains (losses)	**164**	(543)	(1,336)
Mortgage fees and related income	**2,118**	591	1,054
Credit card income	**6,911**	6,913	6,754
Other income	**1,829**	2,175	2,684
Noninterest revenue	**44,966**	40,757	34,693
Interest income	**71,387**	59,107	45,075
Interest expense	**44,981**	37,865	25,520
Net interest income	**26,406**	21,242	19,555
Total net revenue	**71,372**	61,999	54,248
Provision for credit losses	**6,864**	3,270	3,483
Noninterest expense			
Compensation expense	**22,689**	21,191	18,065
Occupancy expense	**2,608**	2,335	2,269
Technology, communications and equipment expense	**3,779**	3,653	3,602
Professional & outside services	**5,140**	4,450	4,662
Marketing	**2,070**	2,209	1,917
Other expense	**3,814**	3,272	6,199
Amortization of intangibles	**1,394**	1,428	1,490
Merger costs	**209**	305	722
Total noninterest expense	**41,703**	38,843	38,926
Income from continuing operations before income tax expense	**22,805**	19,886	11,839
Income tax expense	**7,440**	6,237	3,585
Income from continuing operations	**15,365**	13,649	8,254
Income from discontinued operations	**—**	795	229
Net income	**$15,365**	$14,444	$ 8,483
Net income applicable to common stock	**$15,365**	$14,440	$ 8,470
Per common share data			
Basic earnings per share			
Income from continuing operations	**$ 4.51**	$ 3.93	$ 2.36
Net income	**4.51**	4.16	2.43
Diluted earnings per share			
Income from continuing operations	**4.38**	3.82	2.32
Net income	**4.38**	4.04	2.38
Average basic shares	**3,404#**	3,470#	3,492#
Average diluted shares	**3,508**	3,574	3,557
Cash dividends per common share	**$ 1.48**	$ 1.36	$ 1.36

The Notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED BALANCE SHEETS

JPMorgan Chase & Co.

December 31, (in millions, except share data)	2007	2006
Assets		
Cash and due from banks	$ 40,144	$ 40,412
Deposits with banks	11,466	13,547
Federal funds sold and securities purchased under resale agreements (included $19,131 at fair value at December 31, 2007)	170,897	140,524
Securities borrowed	84,184	73,688
Trading assets (included assets pledged of $79,229 at December 31, 2007, and $82,474 at December 31, 2006)	491,409	365,738
Securities (included $85,406 and $91,917 at fair value at December 31, 2007 and 2006, respectively, and assets pledged of $3,958 and $39,571 at December 31, 2007 and 2006, respectively)	85,450	91,975
Loans (included $8,739 at fair value at December 31, 2007)	519,374	483,127
Allowance for loan losses	(9,234)	(7,279)
Loans, net of Allowance for loan losses	510,140	475,848
Accrued interest and accounts receivable	24,823	22,891
Premises and equipment	9,319	8,735
Goodwill	45,270	45,186
Other intangible assets:		
Mortgage servicing rights	8,632	7,546
Purchased credit card relationships	2,303	2,935
All other intangibles	3,796	4,371
Other assets (included $22,151 at fair value at December 31, 2007)	74,314	58,124
Total assets	$ 1,562,147	$1,351,520
Liabilities		
Deposits (included $6,389 at fair value at December 31, 2007)	$ 740,728	$ 638,788
Federal funds purchased and securities sold under repurchase agreements (included $5,768 at fair value at December 31, 2007)	154,398	162,173
Commercial paper	49,596	18,849
Other borrowed funds (included $10,777 at fair value at December 31, 2007)	28,835	18,053
Trading liabilities	157,867	147,957
Accounts payable, accrued expense and other liabilities (including the Allowance for lending-related commitments of $850 and $524 at December 31, 2007 and 2006, respectively, and $25 at fair value at December 31, 2007)	94,476	88,096
Beneficial interests issued by consolidated variable interest entities (included $3,004 at fair value at December 31, 2007)	14,016	16,184
Long-term debt (included $70,456 and $25,370 at fair value at December 31, 2007 and 2006, respectively)	183,862	133,421
Junior subordinated deferrable interest debentures held by trusts that issued guaranteed capital debt securities	15,148	12,209
Total liabilities	1,438,926	1,235,730
Commitments and contingencies (see Note 29 on pages 167–168 of this Annual Report)		
Stockholders' equity		
Preferred stock ($1 par value; authorized 200,000,000 shares at December 31, 2007 and 2006; issued 0 shares at December 31, 2007 and 2006)	—	—
Common stock ($1 par value; authorized 9,000,000,000 shares at December 31, 2007 and 2006; issued 3,657,671,234 shares and 3,657,786,282 shares at December 31, 2007 and 2006, respectively)	3,658	3,658
Capital surplus	78,597	77,807
Retained earnings	54,715	43,600
Accumulated other comprehensive income (loss)	(917)	(1,557)
Treasury stock, at cost (290,288,540 shares and 196,102,381 shares at December 31, 2007 and 2006, respectively)	(12,832)	(7,718)
Total stockholders' equity	123,221	115,790
Total liabilities and stockholders' equity	$ 1,562,147	$1,351,520

The Notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME

JPMorgan Chase & Co.

Year ended December 31, (in millions, except per share data)	2007	2006	2005
Preferred stock			
Balance at beginning of year	$ —	$ 139	$ 339
Redemption of preferred stock	—	(139)	(200)
Balance at end of year	—	—	139
Common stock			
Balance at beginning of year	3,658	3,618	3,585
Issuance of common stock	—	40	33
Balance at end of year	3,658	3,658	3,618
Capital surplus			
Balance at beginning of year	77,807	74,994	72,801
Shares issued and commitments to issue common stock for employee stock-based compensation awards and related tax effects	790	2,813	2,193
Balance at end of year	78,597	77,807	74,994
Retained earnings			
Balance at beginning of year	43,600	33,848	30,209
Cumulative effect of change in accounting principles	915	172	—
Balance at beginning of year, adjusted	44,515	34,020	30,209
Net income	15,365	14,444	8,483
Cash dividends declared:			
Preferred stock	—	(4)	(13)
Common stock ($1.48, $1.36 and $1.36 per share for 2007, 2006 and 2005, respectively)	(5,165)	(4,860)	(4,831)
Balance at end of year	54,715	43,600	33,848
Accumulated other comprehensive income (loss)			
Balance at beginning of year	(1,557)	(626)	(208)
Cumulative effect of change in accounting principles	(1)	—	—
Balance at beginning of year, adjusted	(1,558)	(626)	(208)
Other comprehensive income (loss)	641	171	(418)
Adjustment to initially apply SFAS 158	—	(1,102)	—
Balance at end of year	(917)	(1,557)	(626)
Treasury stock, at cost			
Balance at beginning of year	(7,718)	(4,762)	(1,073)
Purchase of treasury stock	(8,178)	(3,938)	(3,412)
Reissuance from treasury stock	3,199	1,334	—
Share repurchases related to employee stock-based compensation awards	(135)	(352)	(277)
Balance at end of year	(12,832)	(7,718)	(4,762)
Total stockholders' equity	$123,221	$115,790	$107,211
Comprehensive income			
Net income	$ 15,365	$ 14,444	$ 8,483
Other comprehensive income (loss)	641	171	(418)
Comprehensive income	$ 16,006	$ 14,615	$ 8,065

The Notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

JPMorgan Chase & Co.

Year ended December 31, (in millions)	2007	2006	2005
Operating activities			
Net income	$ 15,365	$ 14,444	$ 8,483
Adjustments to reconcile net income to net cash (used in) provided by operating activities:			
Provision for credit losses	6,864	3,270	3,483
Depreciation and amortization	2,427	2,149	2,828
Amortization of intangibles	1,394	1,428	1,490
Deferred tax expense (benefit)	1,307	(1,810)	(1,791)
Investment securities (gains) losses	(164)	543	1,336
Gains on disposition of businesses	—	(1,136)	(1,254)
Stock-based compensation	2,025	2,368	1,563
Originations and purchases of loans held-for-sale	(116,471)	(178,355)	(108,611)
Proceeds from sales and securitizations of loans held-for-sale	105,731	170,874	102,602
Net change in:			
Trading assets	(121,240)	(61,664)	(3,845)
Securities borrowed	(10,496)	916	(27,290)
Accrued interest and accounts receivable	(1,932)	(1,170)	(1,934)
Other assets	(21,628)	(7,193)	1,352
Trading liabilities	12,681	(4,521)	(12,578)
Accounts payable, accrued expense and other liabilities	4,284	7,815	5,532
Other operating adjustments	9,293	2,463	(1,602)
Net cash used in operating activities	(110,560)	(49,579)	(30,236)
Investing activities			
Net change in:			
Deposits with banks	2,081	8,168	104
Federal funds sold and securities purchased under resale agreements	(29,814)	(6,939)	(32,469)
Held-to-maturity securities:			
Proceeds	14	19	33
Available-for-sale securities:			
Proceeds from maturities	31,143	24,909	31,053
Proceeds from sales	98,450	123,750	82,902
Purchases	(122,507)	(201,530)	(81,749)
Proceeds from sales and securitizations of loans held-for-investment	34,925	20,809	23,861
Other changes in loans, net	(83,437)	(70,837)	(40,436)
Net cash received (used) in business acquisitions or dispositions	(70)	185	(1,039)
All other investing activities, net	(3,903)	1,839	4,796
Net cash used in investing activities	(73,118)	(99,627)	(12,944)
Financing activities			
Net change in:			
Deposits	113,512	82,105	31,415
Federal funds purchased and securities sold under repurchase agreements	(7,833)	36,248	(1,862)
Commercial paper and other borrowed funds	41,412	12,657	2,618
Proceeds from the issuance of long-term debt and capital debt securities	95,141	56,721	43,721
Repayments of long-term debt and capital debt securities	(49,410)	(34,267)	(26,883)
Net proceeds from the issuance of stock and stock-related awards	1,467	1,659	682
Excess tax benefits related to stock-based compensation	365	302	—
Redemption of preferred stock	—	(139)	(200)
Treasury stock purchased	(8,178)	(3,938)	(3,412)
Cash dividends paid	(5,051)	(4,846)	(4,878)
All other financing activities, net	1,561	6,247	3,868
Net cash provided by financing activities	182,986	152,749	45,069
Effect of exchange rate changes on cash and due from banks	424	199	(387)
Net (decrease) increase in cash and due from banks	(268)	3,742	1,502
Cash and due from banks at the beginning of the year	40,412	36,670	35,168
Cash and due from banks at the end of the year	$ 40,144	$ 40,412	$ 36,670
Cash interest paid	$ 43,472	$ 36,415	$ 24,583
Cash income taxes paid	7,472	5,563	4,758

Note: In 2006, the Firm exchanged selected corporate trust businesses for The Bank of New York's consumer, business banking and middle-market banking businesses. The fair values of the noncash assets exchanged was $2.15 billion.

The Notes to consolidated financial statements are an integral part of these statements.

Note 1 – Basis of presentation

JPMorgan Chase & Co. ("JPMorgan Chase" or the "Firm"), a financial holding company incorporated under Delaware law in 1968, is a leading global financial services firm and one of the largest banking institutions in the United States of America ("U.S."), with operations worldwide. The Firm is a leader in investment banking, financial services for consumers and businesses, financial transaction processing and asset management. For a discussion of the Firm's business segment information, see Note 34 on pages 175–177 of this Annual Report.

The accounting and financial reporting policies of JPMorgan Chase and its subsidiaries conform to accounting principles generally accepted in the United States of America ("U.S. GAAP"). Additionally, where applicable, the policies conform to the accounting and reporting guidelines prescribed by bank regulatory authorities.

Certain amounts in the prior periods have been reclassified to conform to the current presentation.

Consolidation

The consolidated financial statements include the accounts of JPMorgan Chase and other entities in which the Firm has a controlling financial interest. All material intercompany balances and transactions have been eliminated.

The most usual condition for a controlling financial interest is the ownership of a majority of the voting interests of the entity. However, a controlling financial interest also may be deemed to exist with respect to entities, such as special purpose entities ("SPEs"), through arrangements that do not involve controlling voting interests.

SPEs are an important part of the financial markets, providing market liquidity by facilitating investors' access to specific portfolios of assets and risks. For example, they are critical to the functioning of the mortgage- and asset-backed securities and commercial paper markets. SPEs may be organized as trusts, partnerships or corporations and are typically established for a single, discrete purpose. SPEs are not typically operating entities and usually have a limited life and no employees. The basic SPE structure involves a company selling assets to the SPE. The SPE funds the purchase of those assets by issuing securities to investors. The legal documents that govern the transaction describe how the cash earned on the assets must be allocated to the SPE's investors and other parties that have rights to those cash flows. SPEs are generally structured to insulate investors from claims on the SPE's assets by creditors of other entities, including the creditors of the seller of the assets.

There are two different accounting frameworks applicable to SPEs: the qualifying SPE ("QSPE") framework under SFAS 140 and the variable interest entity ("VIE") framework under FIN 46R. The applicable framework depends on the nature of the entity and the Firm's relation to that entity. The QSPE framework is applicable when an entity transfers (sells) financial assets to an SPE meeting certain criteria defined in SFAS 140. These criteria are designed to ensure that the activities of the entity are essentially predetermined at the inception of the vehicle and that the transferor of the financial assets cannot exercise control over the entity and the assets therein. Entities meeting these criteria are not consolidated by the transferor or other counterparties as long as they do not have the unilateral ability to liquidate or to cause the entity to no longer meet the QSPE criteria. The Firm primarily follows the QSPE model for securitizations of its residential and commercial mortgages, and credit card, automobile and education loans. For further details, see Note 16 on pages 139–145 of this Annual Report.

When an SPE does not meet the QSPE criteria, consolidation is assessed pursuant to FIN 46R. Under FIN 46R, a VIE is defined as an entity that: (1) lacks enough equity investment at risk to permit the entity to finance its activities without additional subordinated financial support from other parties; (2) has equity owners that lack the right to make significant decisions affecting the entity's operations; and/or (3) has equity owners that do not have an obligation to absorb the entity's losses or the right to receive the entity's returns.

FIN 46R requires a variable interest holder (i.e., a counterparty to a VIE) to consolidate the VIE if that party will absorb a majority of the expected losses of the VIE, receive the majority of the expected residual returns of the VIE, or both. This party is considered the primary beneficiary. In making this determination, the Firm thoroughly evaluates the VIE's design, capital structure and relationships among the variable interest holders. When the primary beneficiary cannot be identified through a qualitative analysis, the Firm performs a quantitative analysis, which computes and allocates expected losses or residual returns to variable interest holders. The allocation of expected cash flows in this analysis is based upon the relative rights and preferences of each variable interest holder in the VIE's capital structure. The Firm reconsiders whether it is the primary beneficiary of a VIE when certain events occur as required by FIN 46R. For further details, see Note 17 on pages 146–154 of this Annual Report.

All retained interests and significant transactions between the Firm, QSPEs and nonconsolidated VIEs are reflected on JPMorgan Chase's Consolidated balance sheets and in the Notes to consolidated financial statements.

Investments in companies that are considered to be voting-interest entities under FIN 46R in which the Firm has significant influence over operating and financing decisions are either accounted for in accordance with the equity method of accounting or at fair value if elected under SFAS 159 ("Fair Value Option"). These investments are generally included in Other assets with income or loss included in Other income.

For a discussion of the accounting for Private equity investments, see Note 6 on page 122 of this Annual Report.

Assets held for clients in an agency or fiduciary capacity by the Firm are not assets of JPMorgan Chase and are not included in the Consolidated balance sheets.

Use of estimates in the preparation of consolidated financial statements

The preparation of consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, of revenue and expense, and of disclosures of contingent assets and liabilities. Actual results could be different from these estimates. For discussion of Critical accounting estimates used by the Firm, see pages 96–98 of this Annual Report.

Foreign currency translation

JPMorgan Chase revalues assets, liabilities, revenue and expense denominated in foreign (i.e., non-U.S.) currencies into U.S. dollars using applicable exchange rates.

Gains and losses relating to translating functional currency financial statements for U.S. reporting are included in Other comprehensive income (loss) within Stockholders' equity. Gains and losses relating to nonfunctional currency transactions, including non-U.S. operations where the functional currency is the U.S. dollar, are reported in the Consolidated statements of income.

Statements of cash flows

For JPMorgan Chase's Consolidated statements of cash flows, cash is defined as those amounts included in Cash and due from banks.

Significant accounting policies

The following table identifies JPMorgan Chase's other significant accounting policies and the Note and page where a detailed description of each policy can be found.

Fair value measurement	Note 4	Page 111
Fair value option	Note 5	Page 119
Principal transactions activities	Note 6	Page 122
Other noninterest revenue	Note 7	Page 123
Pension and other postretirement employee benefit plans	Note 9	Page 124
Employee stock-based incentives	Note 10	Page 131
Noninterest expense	Note 11	Page 134
Securities	Note 12	Page 134
Securities financing activities	Note 13	Page 136
Loans	Note 14	Page 137
Allowance for credit losses	Note 15	Page 138
Loan securitizations	Note 16	Page 139
Variable interest entities	Note 17	Page 146
Goodwill and other intangible assets	Note 18	Page 154
Premises and equipment	Note 19	Page 158
Income taxes	Note 26	Page 164
Commitments and contingencies	Note 29	Page 167
Accounting for derivative instruments and hedging activities	Note 30	Page 168
Off–balance sheet lending-related financial instruments and guarantees	Note 31	Page 170

Note 2 – Business changes and developments

Purchase of additional interest in Highbridge Capital Management

In January 2008, JPMorgan Chase acquired an additional equity interest in Highbridge Capital Management, LLC ("Highbridge"), a manager of hedge funds with $27 billion of assets under management. As a result, the Firm owns 77.5% of Highbridge as of January 2008. The Firm had acquired a majority interest in Highbridge in 2004.

Acquisition of the consumer, business banking and middle-market banking businesses of The Bank of New York in exchange for selected corporate trust businesses, including trustee, paying agent, loan agency and document management services

On October 1, 2006, JPMorgan Chase completed the acquisition of The Bank of New York Company, Inc.'s ("The Bank of New York") consumer, business banking and middle-market banking businesses in exchange for selected corporate trust businesses plus a cash payment of $150 million. The Firm also may make a future payment to The Bank of New York of up to $50 million depending on certain new account openings. The acquisition added 339 branches and more than 400 ATMs, and it significantly strengthened Retail Financial Services' distribution network in the New York tri-state area. The Bank of New York businesses acquired were valued at a premium of $2.3 billion; the Firm's corporate trust businesses that were transferred (i.e., trustee, paying agent, loan agency and document management services) were valued at a premium of $2.2 billion. This transaction included the acquisition of approximately $7.7 billion in loans net of Allowance for loan losses and $12.9 billion in deposits from The Bank of New York. The Firm also recognized core deposit intangibles of $485 million which will be amortized using an accelerated method over a 10-year period. JPMorgan Chase recorded an after-tax gain of $622 million related to this transaction in the fourth quarter of 2006. For additional discussion related to the transaction, see Note 3 on page 110 of this Annual Report.

JPMorgan Partners management

On August 1, 2006, the buyout and growth equity professionals of JPMorgan Partners ("JPMP") formed an independent firm, CCMP Capital, LLC ("CCMP"), and the venture professionals separately formed an independent firm, Panorama Capital, LLC ("Panorama"). The investment professionals of CCMP and Panorama continue to manage the former JPMP investments pursuant to a management agreement with the Firm.

Sale of insurance underwriting business

On July 1, 2006, JPMorgan Chase completed the sale of its life insurance and annuity underwriting businesses to Protective Life Corporation for cash proceeds of approximately $1.2 billion, consisting of $900 million of cash received from Protective Life Corporation and approximately $300 million of preclosing dividends received from the entities sold. The after-tax impact of this transaction was negligible. The sale included both the heritage Chase insurance business and the insurance business that Bank One had bought from Zurich Insurance in 2003.

Acquisition of private-label credit card portfolio from Kohl's Corporation

On April 21, 2006, JPMorgan Chase completed the acquisition of $1.6 billion of private-label credit card receivables and approximately 21 million accounts from Kohl's Corporation ("Kohl's"). JPMorgan Chase and Kohl's have also entered into an agreement under which JPMorgan Chase will offer private-label credit cards to both new and existing Kohl's customers.

Collegiate Funding Services

On March 1, 2006, JPMorgan Chase acquired, for approximately $663 million, Collegiate Funding Services, a leader in education loan servicing and consolidation. This acquisition included $6 billion of education loans and will enable the Firm to create a comprehensive education finance business.

BrownCo

On November 30, 2005, JPMorgan Chase sold BrownCo, an on-line deep-discount brokerage business, to E*TRADE Financial for a cash purchase price of $1.6 billion. JPMorgan Chase recognized an after-tax gain of $752 million on the sale. BrownCo's results of operations were reported in the Asset Management business segment; however, the gain on the sale, which was recorded in Other income in the Consolidated statements of income, was reported in the Corporate business segment.

Sears Canada credit card business

On November 15, 2005, JPMorgan Chase purchased Sears Canada Inc.'s credit card operation, including both private-label card accounts and co-branded Sears MasterCard® accounts, aggregating approximately 10 million accounts with $2.2 billion (CAD$2.5 billion) in managed loans. Sears Canada and JPMorgan Chase entered into an ongoing arrangement under which JPMorgan Chase will offer private-label and co-branded credit cards to both new and existing customers of Sears Canada.

Chase Merchant Services, Paymentech integration

On October 5, 2005, JPMorgan Chase and First Data Corp. completed the integration of the companies' jointly owned Chase Merchant Services and Paymentech merchant businesses, to be operated under the name Chase Paymentech Solutions, LLC. The joint venture is a financial transaction processor for businesses accepting credit card payments via traditional point of sale, Internet, catalog and recurring billing. As a result of the integration into a joint venture, Paymentech has been deconsolidated and JPMorgan Chase's ownership interest in this joint venture is accounted for in accordance with the equity method of accounting.

Cazenove

On February 28, 2005, JPMorgan Chase and Cazenove Group plc ("Cazenove") formed a business partnership which combined Cazenove's investment banking business and JPMorgan Chase's U.K.-based investment banking business in order to provide investment banking services in the United Kingdom and Ireland. The new company is called JPMorgan Cazenove Holdings.

Note 3 – Discontinued operations

On October 1, 2006, JPMorgan Chase completed the acquisition of The Bank of New York's consumer, small-business and middle-market banking businesses in exchange for selected corporate trust businesses plus a cash payment of $150 million. The Firm may also make a future payment to The Bank of New York of up to $50 million depending on certain new account openings.

The transfer of selected corporate trust businesses to The Bank of New York (see Note 2 above) included the trustee, paying agent, loan agency and document management services businesses. JPMorgan Chase recognized an after-tax gain of $622 million on this transaction. The results of operations of these corporate trust businesses were transferred from the Treasury & Securities Services ("TSS") segment to the Corporate segment effective with the second quarter of 2006, and reported as discontinued operations. Condensed financial information of the selected corporate trust businesses follows.

Selected income statements data[(a)]

Year ended December 31, (in millions)	2006	2005
Other noninterest revenue	$ 407	$ 509
Net interest income	264	276
Gain on sale of discontinued operations	1,081	—
Total net revenue	1,752	785
Noninterest expense	385	409
Income from discontinued operations before income taxes	1,367	376
Income tax expense	572	147
Income from discontinued operations	$ 795	$ 229

(a) There was no income from discontinued operations during 2007.

The following is a summary of the assets and liabilities associated with the selected corporate trust businesses related to the Bank of New York transaction that closed on October 1, 2006.

Selected balance sheet data (in millions)

	October 1, 2006
Goodwill and other intangibles	$ 838
Other assets	547
Total assets	$ 1,385
Deposits	$ 24,011
Other liabilities	547
Total liabilities	$ 24,558

JPMorgan Chase provides certain transitional services to The Bank of New York for a defined period of time after the closing date. The Bank of New York compensates JPMorgan Chase for these transitional services.

Note 4 – Fair value measurement

In September 2006, the FASB issued SFAS 157 ("Fair Value Measurements"), which is effective for fiscal years beginning after November 15, 2007, with early adoption permitted. The Firm chose early adoption for SFAS 157 effective January 1, 2007. SFAS 157:

- Defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, and establishes a framework for measuring fair value;
- Establishes a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date;
- Nullifies the guidance in EITF 02-3, which required the deferral of profit at inception of a transaction involving a derivative financial instrument in the absence of observable data supporting the valuation technique;
- Eliminates large position discounts for financial instruments quoted in active markets and requires consideration of the Firm's creditworthiness when valuing liabilities; and
- Expands disclosures about instruments measured at fair value.

The Firm also chose early adoption for SFAS 159 effective January 1, 2007. SFAS 159 provides an option to elect fair value as an alternative measurement for selected financial assets, financial liabilities, unrecognized firm commitments and written loan commitments not previously recorded at fair value. The Firm elected fair value accounting for certain assets and liabilities not previously carried at fair value. For more information, see Note 5 on pages 119–121 of this Annual Report.

Following is a description of the Firm's valuation methodologies for assets and liabilities measured at fair value. Such valuation methodologies were applied to all of the assets and liabilities carried at fair value effective January 1, 2007, whether as a result of the adoption of SFAS 159 or previously carried at fair value.

The Firm has an established and well-documented process for determining fair values. Fair value is based upon quoted market prices, where available. If listed prices or quotes are not available, fair value is based upon internally developed models that primarily use, as inputs, market-based or independently sourced market parameters, including but not limited to yield curves, interest rates, volatilities, equity or debt prices, foreign exchange rates and credit curves. In addition to market information, models also incorporate transaction details, such as maturity. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. These adjustments include amounts to reflect counterparty credit quality, the Firm's creditworthiness, constraints on liquidity and unobservable parameters that are applied consistently over time.

- Credit valuation adjustments ("CVA") are necessary when the market price (or parameter) is not indicative of the credit quality of the counterparty. As few classes of derivative contracts are listed on an exchange, the majority of derivative positions are valued using internally developed models that use as their basis observable market parameters. Market practice is to quote parameters equivalent to an "AA" credit rating; thus, all counterparties are assumed to have the same credit quality. Therefore, an adjustment is necessary to reflect the credit quality of each derivative counterparty to arrive at fair value.
- Debit valuation adjustments ("DVA") are necessary to reflect the credit quality of the Firm in the valuation of liabilities measured at fair value. This adjustment was incorporated into the Firm's valuations commencing January 1, 2007, in accordance with SFAS 157. The methodology to determine the adjustment is consistent with CVA and incorporates JPMorgan Chase's credit spread as observed through the credit default swap market.
- Liquidity valuation adjustments are necessary when the Firm may not be able to observe a recent market price for a financial instrument that trades in inactive (or less active) markets or to reflect the cost of exiting larger-than-normal market-size risk positions (liquidity adjustments are not taken for positions classified within level 1 of the fair value hierarchy). The Firm tries to ascertain the amount of uncertainty in the initial valuation based upon the degree of liquidity of the market in which the financial instrument trades and makes liquidity adjustments to the carrying value of the financial instrument. The Firm measures the liquidity adjustment based upon the following factors: (1) the amount of time since the last relevant pricing point; (2) whether there was an actual trade or relevant external quote; and (3) the volatility of the principal risk component of the financial instrument. Costs to exit larger-than-normal market-size risk positions are determined based upon the size of the adverse market move that is likely to occur during the period required to bring a position down to a nonconcentrated level.
- Unobservable parameter valuation adjustments are necessary when positions are valued using internally developed models that use as their basis unobservable parameters – that is, parameters that must be estimated and are, therefore, subject to management judgment. These positions are normally traded less actively. Examples include certain credit products where parameters such as correlation and recovery rates are unobservable. Unobservable parameter valuation adjustments are applied to mitigate the possibility of error and revision in the estimate of the market price provided by the model.

The Firm has numerous controls in place intended to ensure that its fair valuations are appropriate. An independent model review group reviews the Firm's valuation models and approves them for use for specific products. All valuation models within the Firm are subject to this review process. A price verification group, independent from the risk taking function, ensures observable market prices and market-based parameters are used for valuation wherever possible. For those products with material parameter risk for which observable market levels do not exist, an independent review of the assumptions made on pricing is performed. Additional review includes deconstruction of the model valuations for certain structured instruments into their components, and benchmarking valuations, where possible, to similar products; validating valuation estimates through actual cash settlement; and detailed review and explanation of recorded gains and losses, which are analyzed daily and over time. Valuation adjustments, which are also determined by the independent price verification group, are based upon established policies and are applied consistently over time. Any changes to the valuation methodology are reviewed by management to confirm the changes are justified. As markets and products develop and the pricing for certain products becomes more or less transparent, the Firm continues to refine its valuation methodologies.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Firm believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

Valuation Hierarchy

SFAS 157 establishes a three-level valuation hierarchy for disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows.

- Level 1 – inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.
- Level 2 – inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.
- Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Following is a description of the valuation methodologies used for instruments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

Assets

Securities purchased under resale agreements ("resale agreements")

To estimate the fair value of resale agreements, cash flows are evaluated taking into consideration any derivative features of the resale agreement and are then discounted using the appropriate market rates for the applicable maturity. As the inputs into the valuation are primarily based upon readily observable pricing information, such resale agreements are generally classified within level 2 of the valuation hierarchy.

Loans and unfunded lending-related commitments

The fair value of corporate loans and unfunded lending-related commitments is calculated using observable market information including pricing from actual market transactions or broker quotations where available. Where pricing information is not available for the specific loan, the valuation is generally based upon quoted market prices of similar instruments, such as loans and bonds. These comparable instruments share characteristics that typically include industry, rating, capital structure, seniority, and consideration of counterparty credit risk. In addition, general market conditions, including prevailing market spreads for credit and liquidity risk, are also considered in the valuation process.

For certain loans that are expected to be securitized, such as commercial and residential mortgages, fair value is estimated based upon observable pricing of asset-backed securities with similar collateral and incorporates adjustments (i.e., reductions) to these prices to account for securitization uncertainties including portfolio composition, market conditions and liquidity to arrive at the whole loan price. When data from recent market transactions is available it is incorporated as appropriate. If particular loans are determined to be impaired because of poor borrower performance and hence are not qualified for securitization, they are marked for individual sale with consideration of potential liquidation proceeds and property repossession/liquidation information, as appropriate.

The Firm's loans carried at fair value and reported in Trading assets are generally classified within level 2 of the valuation hierarchy, although subprime loans reside in level 3. Loans carried at fair value and reported within Loans are predominantly classified within level 3 due to the lack of observable pricing. These loans include leveraged lending funded loans, high-yield bridge financing and purchased nonperforming loans.

Securities

Where quoted prices are available in an active market, securities are classified in level 1 of the valuation hierarchy. Level 1 securities included highly liquid government bonds, mortgage products for which there are quoted prices in active markets and exchange-traded equities. If quoted market prices are not available for the specific security, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows. Examples of such instruments are collateralized mortgage obligations and high-yield debt securities which would generally be classified within level 2 of the valuation hierarchy. In certain cases where there is limited activity or less transparency around inputs to the valuation, securities are classified within level 3 of the valuation hierarchy. For instance, in the valuation of certain collateralized mortgage and debt obligations and high-yield debt securities the determination of fair value may require benchmarking to similar instruments or analyzing default and recovery rates. For cash collateralized debt obligations ("CDOs"), external price information is not available. Therefore, cash CDOs are valued using market-standard models, such as Intex, to model the specific collateral composition and cash flow structure of each deal; key inputs to the model are market spreads data for each credit rating, collateral type and other relevant contractual features. Asset-backed securities are valued based on external prices or spread data, using current market assumptions on prepayments and defaults. For those asset-backed securities where the external price data is not observable or the limited available data is opaque, the collateral performance is monitored and the value of the security is reviewed versus the ABX index, an index of mortgage-backed securities backed by subprime mortgages.

Commodities

Commodities inventory is carried at the lower of cost or fair value. The fair value for commodities inventory is determined primarily using pricing and data derived from the markets on which the underlying commodities are traded. Market prices may be adjusted for liquidity. The Firm also has positions in commodity-based derivatives that can be traded on an exchange or over-the-counter. The pricing inputs to these derivatives include forward curves of underlying commodities, basis curves, volatilities, correlations, and occasionally other model parameters. The valuation of these derivatives is based upon calibrating to market transactions, as well as to independent pricing information from sources such as brokers and dealer consensus pricing services. Where inputs are unobservable, they are benchmarked to observable market data based upon historic and implied correlations, then adjusted for uncertainty where appropriate. The majority of commodities inventory and commodities-based derivatives are classified within level 2 of the valuation hierarchy.

Derivatives

Exchange-traded derivatives valued using quoted prices are classified within level 1 of the valuation hierarchy. However, few classes of derivative contracts are listed on an exchange; thus, the majority of the Firm's derivative positions are valued using internally developed models that use as their basis readily observable market parameters – that is, parameters that are actively quoted and can be validated to external sources, including industry pricing services. Depending on the types and contractual terms of derivatives, fair value can be modeled using a series of techniques, such as the Black-Scholes option pricing model, simulation models or a combination of various models, which are consistently applied. Where derivative products have been established for some time, the Firm uses models that are widely accepted in the financial services industry. These models reflect the contractual terms of the derivatives, including the period to maturity, and market-based parameters such as interest rates, volatility, and the credit quality of the counterparty. Further, many of these models do not contain a high level of subjectivity as the methodologies used in the models do not require significant judgment, and inputs to the model are readily observable from actively quoted markets, as is the case for "plain vanilla" interest rate swaps and option contracts and credit default swaps. Such instruments are generally classified within level 2 of the valuation hierarchy.

Derivatives that are valued based upon models with significant unobservable market parameters and that are normally traded less actively, have trade activity that is one way, and/or are traded in less-developed markets are classified within level 3 of the valuation hierarchy. Level 3 derivatives include credit default swaps referenced to mortgage-backed securities, where valuations are benchmarked to implied spreads from similar underlying loans in the cash market, as well as relevant observable market indices. In addition, the prepayment and loss assumptions on the underlying loans are priced using a combination of historical data, prices on market transactions, and other prepayment and default scenarios and analysis. Other complex products, such as those sensitive to correlation between two or more underlyings, also fall within level 3 of the hierarchy. For instance, the correlation sensitivity is material to the overall valuation of options on baskets of single name stocks; the valuation of these instruments are typically not observable due to the customized nature. Correlation for products such as these are typically estimated based on an observable basket of stocks, then adjusted to reflect the differences between the underlying equities.

Mortgage servicing rights and certain retained interests in securitizations

Mortgage servicing rights ("MSRs") and certain retained interests from securitization activities do not trade in an active, open market with readily observable prices. While sales of MSRs do occur, the precise terms and conditions typically are not readily available. Accordingly, the Firm estimates the fair value of MSRs and certain other retained interests in securitizations using discounted cash flow ("DCF") models.

- For MSRs, the Firm uses an option adjusted spread ("OAS") valuation model in conjunction with the Firm's proprietary prepayment model to project MSR cash flows over multiple interest rate scenarios, which are then discounted at risk-adjusted rates to estimate an expected fair value of the MSRs. The OAS model considers portfolio characteristics, contractually specified servicing fees, prepayment assumptions, delinquency rates, late charges, other ancillary revenue, costs to service and other economic factors. The Firm reassesses and periodically adjusts the underlying inputs and assumptions used in the OAS model to reflect market conditions and assumptions that a market participant would consider in valuing the MSR asset. Due to the nature of the valuation inputs, MSRs are classified within level 3 of the valuation hierarchy.
- For certain retained interests in securitizations (such as interest-only strips), a single interest rate path DCF model is used and generally includes assumptions based upon projected finance charges related to the securitized assets, estimated net credit losses, prepayment assumptions and contractual interest paid to third-party investors. Changes in the assumptions used may have a significant impact on the Firm's valuation of retained interests and such interests are therefore typically classified within level 3 of the valuation hierarchy.

For both MSRs and certain other retained interests in securitizations, the Firm compares its fair value estimates and assumptions to observable market data where available and to recent market activity and actual portfolio experience. For further discussion of the most significant assumptions used to value retained interests in securitizations and MSRs, as well as the applicable stress tests for those assumptions, see Note 16 on pages 139–145 and Note 18 on pages 154–156 of this Annual Report.

Private equity investments

The valuation of nonpublic private equity investments, held primarily by the Private Equity business within Corporate, requires significant management judgment due to the absence of quoted market prices, inherent lack of liquidity and the long-term nature of such assets. As such, private equity investments are valued initially based upon cost. Each quarter, valuations are reviewed utilizing available market data to determine if the carrying value of these investments should be adjusted. Such market data primarily includes observations of the trading multiples of public companies considered comparable to the private companies being valued. Valuations are adjusted to account for company-specific issues, the lack of liquidity inherent in a nonpublic investment and the fact that comparable public companies are not identical to the companies being valued. Such valuation adjustments are necessary because in the absence of a committed buyer and completion of due diligence similar to that performed in an actual negotiated sale process, there may be company-specific issues that are not fully known that may affect value. In addition, a variety of additional factors are reviewed by management, including, but not limited to, financing and sales transactions with third parties, current operating performance and future expectations of the particular investment, changes in market outlook and the third-party financing environment. The Firm applies its valuation methodology consistently from period to period, and the Firm believes that its valuation methodology and associated valuation adjustments are appropriate and similar to those used by other market participants. Nonpublic private equity investments are included in level 3 of the valuation hierarchy.

Private equity investments also include publicly held equity investments, generally obtained through the initial public offering of privately held equity investments. Publicly held investments in liquid markets are marked-to-market at the quoted public value less adjustments for regulatory or contractual sales restrictions. Discounts for restrictions are quantified by analyzing the length of the restriction period and the volatility of the equity security. Publicly held investments are primarily classified in level 2 of the valuation hierarchy.

Liabilities

Securities sold under repurchase agreements ("repurchase agreements")

To estimate the fair value of repurchase agreements, cash flows are evaluated taking into consideration any derivative features and are then discounted using the appropriate market rates for the applicable maturity. As the inputs into the valuation are primarily based upon observable pricing information, repurchase agreements are classified within level 2 of the valuation hierarchy.

Beneficial interests issued by consolidated VIEs

The fair value of beneficial interests issued by consolidated VIEs (beneficial interests) is estimated based upon the fair value of the underlying assets held by the VIEs. The valuation of beneficial interests does not include an adjustment to reflect the credit quality of the Firm as the holders of these beneficial interests do not have recourse to the general credit of JPMorgan Chase. As the inputs into the valuation are generally based upon readily observable pricing information, the majority of beneficial interests issued by consolidated VIEs are classified within level 2 of the valuation hierarchy.

Deposits, Other borrowed funds and Long-term debt

Included within Deposits, Other borrowed funds and Long-term debt are structured notes issued by the Firm that are financial instruments containing embedded derivatives. To estimate the fair value of structured notes, cash flows are evaluated taking into consideration any derivative features and are then discounted using the appropriate market rates for the applicable maturities. In addition, the valuation of structured notes includes an adjustment to reflect the credit quality of the Firm (i.e., the DVA). Where the inputs into the valuation are primarily based upon readily observable pricing information, the structured notes are classified within level 2 of the valuation hierarchy. Where significant inputs are unobservable, structured notes are classified within level 3 of the valuation hierarchy.

The following table presents the financial instruments carried at fair value as of December 31, 2007, by caption on the Consolidated balance sheet and by SFAS 157 valuation hierarchy (as described above).

Assets and liabilities measured at fair value on a recurring basis

December 31, 2007 (in millions)	Quoted market prices in active markets (Level 1)	Internal models with significant observable market parameters (Level 2)	Internal models with significant unobservable market parameters (Level 3)	FIN 39 netting[(d)]	Total carrying value in the Consolidated balance sheet
Federal funds sold and securities purchased under resale agreements	$ —	$ 19,131	$ —	$ —	$ 19,131
Trading assets:					
Debt and equity instruments[(a)(b)]	202,483	187,724	24,066	—	414,273
Derivative receivables	18,574	871,105	20,188	(832,731)	77,136
Total trading assets	221,057	1,058,829	44,254	(832,731)	491,409
Available-for-sale securities	71,941	13,364	101	—	85,406
Loans	—	359	8,380	—	8,739
Mortgage servicing rights	—	—	8,632	—	8,632
Other assets:					
Private equity investments	68	322	6,763	—	7,153
All other	10,784	1,054	3,160	—	14,998
Total other assets	10,852	1,376	9,923	—	22,151
Total assets at fair value	$303,850	$ 1,093,059	$ 71,290	$(832,731)	$ 635,468
Deposits	$ —	$ 5,228	$ 1,161	$ —	$ 6,389
Federal funds purchased and securities sold under repurchase agreements	—	5,768	—	—	5,768
Other borrowed funds	—	10,672	105	—	10,777
Trading liabilities:					
Debt and equity instruments	73,023	15,659	480	—	89,162
Derivative payables	19,553	852,055	19,555	(822,458)	68,705
Total trading liabilities	92,576	867,714	20,035	(822,458)	157,867
Accounts payable, accrued expense and other liabilities[(c)]	—	—	25	—	25
Beneficial interests issued by consolidated VIEs	—	2,922	82	—	3,004
Long-term debt	—	48,518	21,938	—	70,456
Total liabilities at fair value	$ 92,576	$ 940,822	$ 43,346	$(822,458)	$ 254,286

(a) Included loans classified as Trading assets. For additional detail, see Note 6 on page 122 of this Annual Report.
(b) Included physical commodities inventory that are accounted for at the lower of cost or fair value.
(c) Included within Accounts payable, accrued expense and other liabilities is the fair value adjustment for unfunded lending-related commitments.
(d) FIN 39 permits the netting of Derivative receivables and Derivative payables when a legally enforceable master netting agreement exists between the Firm and a derivative counterparty. A master netting agreement is an agreement between two counterparties who have multiple derivative contracts with each other that provide for the net settlement of all contracts, as well as cash collateral, through a single payment, in a single currency, in the event of default on or termination of any one contract.

Changes in level 3 recurring fair value measurements

The table below includes a rollforward of the balance sheet amounts for the year ended December 31, 2007 (including the change in fair value), for financial instruments classified by the Firm within level 3 of the valuation hierarchy. When a determination is made to classify a financial instrument within level 3, the determination is based upon the significance of the unobservable parameters to the overall fair value measurement. However, level 3 financial instruments typically include, in addition to the unobservable or level 3 components, observable components (that is, components that are actively quoted and can be validated to external sources); accordingly, the gains and losses in the table below include changes in fair value due in part to observable factors that are part of the valuation methodology. Also, the Firm risk manages the observable components of level 3 financial instruments using securities and derivative positions that are classified within level 1 or 2 of the valuation hierarchy; as these level 1 and level 2 risk management instruments are not included below, the gains or losses in the tables do not reflect the effect of the Firm's risk management activities related to such level 3 instruments.

	Fair value measurements using significant unobservable inputs[(a)]					
For the year ended December 31, 2007 (in millions)	Fair value, January 1, 2007	Total realized/unrealized gains/(losses)	Purchases, issuances settlements, net	Transfers in and/or out of Level 3	Fair value, December 31, 2007	Change in unrealized gains and (losses) related to financial instruments held at December 31, 2007
Assets:						
Trading assets:						
Debt and equity instruments	$ 9,320	$ (916)[(b)(c)]	$ 5,902	$ 9,760	$ 24,066	$ (912)[(b)(c)]
Net Derivative receivables	(2,800)	1,674[(b)]	257	1,502	633	1,979[(b)]
Available-for-sale securities	177	38[(d)]	(21)	(93)	101	(5)[(d)]
Loans	643	(346)[(b)]	8,013	70	8,380	(36)[(b)]
Other assets:						
Private equity investments	5,493	4,051[(b)]	(2,764)	(17)	6,763	1,711[(b)]
All other	1,591	37[(e)]	1,059	473	3,160	(19)[(e)]
Liabilities:						
Deposits	$ (385)	$ (42)[(b)]	$ (667)	$ (67)[(f)]	$ (1,161)	$ (38)[(b)]
Other borrowed funds	—	(67)	(34)	(4)[(f)]	(105)	(135)
Trading liabilities:						
Debt and equity instruments	(32)	383[(b)]	(125)	(706)[(f)]	(480)	(734)[(b)]
Accounts payable, accrued expense and other liabilities	—	(460)[(b)]	435	—	(25)	(25)[(b)]
Beneficial interests issued by consolidated VIEs	(8)	6	1	(81)[(f)]	(82)	—
Long-term debt	(11,386)	(1,142)[(b)]	(6,633)	(2,777)[(f)]	(21,938)	(468)[(b)]

(a) MSRs are classified within level 3 of the valuation hierarchy. For a rollforward of balance sheet amounts related to MSRs, see Note 18 on pages 154–157 of this Annual Report.
(b) Reported in Principal transactions revenue.
(c) Changes in fair value for Retail Financial Services mortgage loans originated with the intent to sell are measured at fair value under SFAS 159 and reported in Mortgage fees and related income.
(d) Realized gains (losses) are reported in Securities gains (losses). Unrealized gains (losses) are reported in Accumulated other comprehensive income (loss).
(e) Reported in Other income.
(f) Represents a net transfer of a liability balance.

Assets and liabilities measured at fair value on a nonrecurring basis

Certain assets, liabilities and unfunded lending-related commitments are measured at fair value on a nonrecurring basis; that is, the instruments are not measured at fair value on an ongoing basis but are subject to fair value adjustments only in certain circumstances (for example, when there is evidence of impairment). The following table presents the financial instruments carried on the Consolidated balance sheet by caption and by level within the SFAS 157 valuation hierarchy (as described above) as of December 31, 2007, for which a nonrecurring change in fair value has been recorded during the year ended December 31, 2007.

December 31, 2007 (in millions)	Quoted market prices in active markets (Level 1)	Internal models with significant observable market parameters (Level 2)	Internal models with significant unobservable market parameters (Level 3)	Total carrying value in the Consolidated balance sheet
Loans[(a)]	$ —	$ 2,818	$ 16,196	$ 19,014
Other assets	—	267	126	393
Total assets at fair value on a nonrecurring basis	$ —	$ 3,085	$ 16,322	$ 19,407
Accounts payable, accrued expense and other liabilities	$ —	$ —	$ 103	$ 103[(b)]
Total liabilities at fair value on a nonrecurring basis	$ —	$ —	$ 103	$ 103

(a) Includes debt financing and other loan warehouses held-for-sale.
(b) Represents the fair value adjustment associated with $3.2 billion of unfunded held-for-sale lending-related commitments.

Nonrecurring fair value changes

The following table presents the total change in value of financial instruments for which a fair value adjustment has been included in the Consolidated statement of income for the year ended December 31, 2007, related to financial instruments held at December 31, 2007.

Year ended December 31, 2007 (in millions)	2007
Loans	$ (720)
Other assets	(161)
Accounts payable, accrued expense and other liabilities	2
Total nonrecurring fair value gains (losses)	$ (879)

In the above table, Loans principally include changes in fair value for loans carried on the balance sheet at the lower of cost or fair value; and Accounts payable, accrued expense and other liabilities principally includes the change in fair value for unfunded lending-related commitments within the leveraged lending portfolio.

Level 3 assets analysis

Level 3 assets (including assets measured at the lower of cost or fair value) were 5% of total Firm assets at December 31, 2007. These assets increased during 2007 principally during the second half of the year, when liquidity in mortgages and other credit products fell dramatically. The increase was primarily due to an increase in leveraged loan balances within level 3 as the ability of the Firm to syndicate this risk to third parties became limited by the credit environment. In addition, there were transfers from level 2 to level 3 during 2007. These transfers were principally for instruments within the mortgage market where inputs which are significant to their valuation became unobservable during the year. Subprime and Alt-A whole loans, subprime home equity securities, commercial mortgage-backed mezzanine loans and credit default swaps referenced to asset-backed securities constituted the majority of the affected instruments, reflecting a significant decline in liquidity in these instruments in the third and fourth quarters of 2007, as new issue activity was nonexistent and independent pricing information was no longer available for these assets.

Transition

In connection with the initial adoption of SFAS 157, the Firm recorded the following on January 1, 2007:

- A cumulative effect increase to Retained earnings of $287 million, primarily related to the release of profit previously deferred in accordance with EITF 02-3;
- An increase to pretax income of $166 million ($103 million after-tax) related to the incorporation of the Firm's creditworthiness in the valuation of liabilities recorded at fair value; and
- An increase to pretax income of $464 million ($288 million after-tax) related to valuations of nonpublic private equity investments.

Prior to the adoption of SFAS 157, the Firm applied the provisions of EITF 02-3 to its derivative portfolio. EITF 02-3 precluded the recognition of initial trading profit in the absence of: (a) quoted market prices, (b) observable prices of other current market transactions or (c) other observable data supporting a valuation technique. In accordance with EITF 02-3, the Firm recognized the deferred profit in Principal transactions revenue on a systematic basis (typically straight-line amortization over the life of the instruments) and when observable market data became available.

Prior to the adoption of SFAS 157 the Firm did not incorporate an adjustment into the valuation of liabilities carried at fair value on the Consolidated balance sheet. Commencing January 1, 2007, in accordance with the requirements of SFAS 157, an adjustment was made to the valuation of liabilities measured at fair value to reflect the credit quality of the Firm.

Prior to the adoption of SFAS 157, privately held investments were initially valued based upon cost. The carrying values of privately held investments were adjusted from cost to reflect both positive and negative changes evidenced by financing events with third-party capital providers. The investments were also subject to ongoing impairment reviews by private equity senior investment professionals. The increase in pretax income related to nonpublic Private equity investments in connection with the adoption of SFAS 157 was due to there being sufficient market evidence to support an increase in fair values using the SFAS 157 methodology, although there had not been an actual third-party market transaction related to such investments.

Financial disclosures required by SFAS 107

SFAS 107 requires disclosure of the estimated fair value of certain financial instruments and the methods and significant assumptions used to estimate their fair values. Many but not all of the financial instruments held by the Firm are recorded at fair value on the Consolidated balance sheets. Financial instruments within the scope of SFAS 107 that are not carried at fair value on the Consolidated balance sheets are discussed below. Additionally, certain financial instruments and all nonfinancial instruments are excluded from the scope of SFAS 107. Accordingly, the fair value disclosures required by SFAS 107 provide only a partial estimate of the fair value of JPMorgan Chase. For example, the Firm has developed long-term relationships with its customers through its deposit base and credit card accounts, commonly referred to as core deposit intangibles and credit card relationships. In the opinion of management, these items, in the aggregate, add significant value to JPMorgan Chase, but their fair value is not disclosed in this Note.

Financial instruments for which fair value approximates carrying value

Certain financial instruments that are not carried at fair value on the Consolidated balance sheets are carried at amounts that approximate fair value due to their short-term nature and generally negligible credit risk. These instruments include cash and due from banks, deposits with banks, federal funds sold, securities purchased under resale agreements with short-dated maturities, securities borrowed, short-term receivables and accrued interest receivable, commercial paper, federal funds purchased, securities sold under repurchase agreements with short-dated maturities, other borrowed funds, accounts payable and accrued liabilities. In addition, SFAS 107 requires that the fair value for deposit liabilities with no stated maturity (i.e., demand, savings and certain money market deposits) be equal to their carrying value. SFAS 107 does not allow for the recognition of the inherent funding value of these instruments.

Financial instruments for which fair value does not approximate carrying value

Loans

The majority of the Firm's loans are not carried at fair value on a recurring basis on the Consolidated balance sheets nor are they actively traded. The following describes the inputs and assumptions that the Firm considers in arriving at an estimate of fair value for the following portfolios of loans.

Wholesale

Fair value for the wholesale loan portfolio is estimated, primarily using the cost of credit derivatives, which is adjusted to account for the differences in recovery rates between bonds, upon which the cost of credit derivatives is based, and loans.

Consumer

- Fair values for consumer installment loans (including automobile financings and consumer real estate), for which market rates for comparable loans are readily available, are based upon discounted cash flows adjusted for prepayments. The discount rate used for consumer installment loans are based on the current market rates adjusted for credit, liquidity and other risks that are applicable to a particular asset class.
- Fair value for credit card receivables is based upon discounted expected cash flows. The discount rates used for credit card receivables incorporate only the effects of interest rate changes, since the expected cash flows already reflect an adjustment for credit risk.

Interest-bearing deposits

Fair values of interest-bearing time deposits are estimated by discounting cash flows using the appropriate market rates for the applicable maturity.

Long-term debt related instruments

Fair value for long-term debt, including the junior subordinated deferrable interest debentures held by trusts that issued guaranteed capital debt securities, is based upon current market rates and is adjusted for JPMorgan Chase's credit quality.

Lending-related commitments

The majority of the Firm's unfunded lending-related commitments are not carried at fair value on a recurring basis on the Consolidated balance sheets nor are they actively traded. Although there is no liquid secondary market for wholesale commitments, the Firm estimates the fair value of its wholesale lending-related commitments primarily using the cost of credit derivatives (which is adjusted to account for the difference in recovery rates between bonds, upon which the cost of credit derivatives is based, and loans) and loan equivalents (which represent the portion of an unused commitment expected, based upon the Firm's average portfolio historical experience, to become outstanding in the event an obligor defaults). The Firm estimates the fair value of its consumer commitments to extend credit based upon the primary market prices to originate new commitments. It is the change in current primary market prices that provides the estimate of the fair value of these commitments. On this basis, the estimated fair value of the Firm's lending-related commitments at December 31, 2007 and 2006, was a liability of $1.9 billion and $210 million, respectively.

The following table presents the carrying value and estimated fair value of financial assets and liabilities as required by SFAS 107.

	2007			2006		
December 31, (in billions)	Carrying value	Estimated fair value	Appreciation/ (depreciation)	Carrying value	Estimated fair value	Appreciation/ (depreciation)
Financial assets						
Assets for which fair value approximates carrying value	**$ 160.6**	**$ 160.6**	**$ —**	$ 150.5	$ 150.5	$ —
Federal funds sold and securities purchased under resale agreements (included $19.1 at fair value at December 31, 2007)	**170.9**	**170.9**	**—**	140.5	140.5	—
Trading assets	**491.4**	**491.4**	**—**	365.7	365.7	—
Securities	**85.4**	**85.4**	**—**	92.0	92.0	—
Loans	**510.1**	**510.7**	**0.6**	475.8	480.0	4.2
Mortgage servicing rights at fair value	**8.6**	**8.6**	**—**	7.5	7.5	—
Other (included $22.2 at fair value at December 31, 2007)	**66.6**	**67.1**	**0.5**	54.3	54.9	0.6
Total financial assets	**$ 1,493.6**	**$1,494.7**	**$ 1.1**	$ 1,286.3	$ 1,291.1	$ 4.8
Financial liabilities						
Deposits (included $6.4 at fair value at December 31, 2007)	**$ 740.7**	**$ 741.3**	**$ (0.6)**	$ 638.8	$ 638.9	$ (0.1)
Federal funds purchased and securities sold under repurchase agreements (included $5.8 at fair value at December 31, 2007)	**154.4**	**154.4**	**—**	162.2	162.2	—
Commercial paper	**49.6**	**49.6**	**—**	18.8	18.8	—
Other borrowed funds (included $10.8 at fair value at December 31, 2007)	**28.8**	**28.8**	**—**	18.1	18.1	—
Trading liabilities	**157.9**	**157.9**	**—**	148.0	148.0	—
Accounts payable, accrued expense and other liabilities	**89.0**	**89.0**	**—**	82.5	82.5	—
Beneficial interests issued by consolidated VIEs (included $3.0 at fair value at December 31, 2007)	**14.0**	**13.9**	**0.1**	16.2	16.2	—
Long-term debt and Junior subordinated deferrable interest debentures (included $70.5 and $25.4 at fair value at December 31, 2007 and 2006, respectively)	**199.0**	**198.7**	**0.3**	145.6	147.1	(1.5)
Total financial liabilities	**$ 1,433.4**	**$1,433.6**	**$ (0.2)**	$ 1,230.2	$ 1,231.8	$ (1.6)
Net appreciation			**$ 0.9**			$ 3.2

Note 5 – Fair value option

In February 2007, the FASB issued SFAS 159, which is effective for fiscal years beginning after November 15, 2007, with early adoption permitted. The Firm chose early adoption for SFAS 159 effective January 1, 2007. SFAS 159 provides an option to elect fair value as an alternative measurement for selected financial assets, financial liabilities, unrecognized firm commitments, and written loan commitments not previously carried at fair value.

The Firm's fair value elections were intended to mitigate the volatility in earnings that had been created by recording financial instruments and the related risk management instruments on a different basis of accounting or to eliminate the operational complexities of applying hedge accounting. The following table provides detail regarding the Firm's elections by consolidated balance sheet line as of January 1, 2007.

(in millions)	Carrying value of financial instruments as of January 1, 2007[(c)]	Transition gain/(loss) recorded in Retained earnings[(d)]	Adjusted carrying value of financial instruments as of January 1, 2007
Federal funds sold and securities purchased under resale agreements	$ 12,970	$ (21)	$ 12,949
Trading assets – Debt and equity instruments	28,841	32	28,873
Loans	759	55	814
Other assets[(a)]	1,176	14	1,190
Deposits[(b)]	(4,427)	21	(4,406)
Federal funds purchased and securities sold under repurchase agreements	(6,325)	20	(6,305)
Other borrowed funds	(5,502)	(4)	(5,506)
Beneficial interests issued by consolidated VIEs	(2,339)	5	(2,334)
Long-term debt	(39,025)	198	(38,827)
Pretax cumulative effect of adoption of SFAS 159		320	
Deferred income taxes		(122)	
Reclassification from Accumulated other comprehensive income (loss)		1	
Cumulative effect of adoption of SFAS 159		$ 199	

(a) Included in Other assets are items, such as receivables, that are eligible for the fair value option election but were not elected by the Firm as these assets are not managed on a fair value basis.
(b) Included within Deposits are structured deposits that are carried at fair value pursuant to the fair value option. Other time deposits which are eligible for election, but are not managed on a fair value basis, continue to be carried on an accrual basis. Demand deposits are not eligible for election under the fair value option.
(c) Included in the January 1, 2007, carrying values are certain financial instruments previously carried at fair value by the Firm such as structured liabilities elected pursuant to SFAS 155 and loans purchased as part of the Investment Bank's trading activities.
(d) When fair value elections were made, certain financial instruments were reclassified on the Consolidated balance sheet (for example, warehouse loans were moved from Loans to Trading assets). The transition adjustment for these financial instruments has been included in the line item in which they were classified subsequent to the fair value election.

Elections

The following is a discussion of the primary financial instruments for which fair value elections were made and the basis for those elections:

Loans and unfunded lending-related commitments

On January 1, 2007, the Firm elected to record, at fair value, the following:

- Loans and unfunded lending-related commitments that are extended as part of the Investment Bank's principal investing activities. The transition amount related to these loans included a reversal of the Allowance for loan losses of $56 million.
- Certain Loans held-for-sale. These loans were reclassified to Trading assets – Debt and equity instruments. This election enabled the Firm to record loans purchased as part of the Investment Bank's commercial mortgage securitization activity and proprietary activities at fair value and discontinue SFAS 133 fair value hedge relationships for certain originated loans.

Beginning on January 1, 2007, the Firm chose to elect fair value as the measurement attribute for the following loans originated or purchased after that date:

- Loans purchased or originated as part of the Investment Bank's securitization warehousing activities
- Prime mortgage loans originated with the intent to sell within Retail Financial Services ("RFS")

Warehouse loans elected to be reported at fair value are classified as Trading assets – Debt and equity instruments. For additional information regarding warehouse loans, see Note 16 on pages 139–145 of this Annual Report.

The election to fair value the above loans did not include loans within these portfolios that existed on January 1, 2007, based upon the short holding period of the loans and/or the negligible impact of the elections.

Beginning in the third quarter of 2007, the Firm elected the fair value option for newly originated bridge financing activity in the Investment Bank ("IB"). These elections were made to align further the accounting basis of the bridge financing activities with their related risk management practices. For these activities the loans continue to be classified within Loans on the Consolidated balance sheet; the fair value of the unfunded commitments is recorded within Accounts payable, accrued expense and other liabilities.

Resale and Repurchase Agreements
On January 1, 2007, the Firm elected to record at fair value resale and repurchase agreements with an embedded derivative or a maturity greater than one year. The intent of this election was to mitigate volatility due to the differences in the measurement basis for the agreements (which were previously accounted for on an accrual basis) and the associated risk management arrangements (which are accounted for on a fair value basis). An election was not made for short-term agreements as the carrying value for such agreements generally approximates fair value. For additional information regarding these agreements, see Note 13 on page 136 of this Annual Report.

Structured Notes
The IB issues structured notes as part of its client-driven activities. Structured notes are financial instruments that contain embedded derivatives and are included in Long-term debt. On January 1, 2007, the Firm elected to record at fair value all structured notes not previously elected or eligible for election under SFAS 155. The election was made to mitigate the volatility due to the differences in the measurement basis for structured notes and the associated risk management arrangements and to eliminate the operational burdens of having different accounting models for the same type of financial instrument.

Changes in Fair Value under the Fair Value option election
The following table presents the changes in fair value included in the Consolidated statement of income for the year ended December 31, 2007, for items for which the fair value election was made. The profit and loss information presented below only includes the financial instruments that were elected to be measured at fair value; related risk management instruments, which are required to be measured at fair value, are not included in the table.

Year ended December 31, 2007 (in millions)	Principal transactions[b]	Other	Total changes in fair value recorded
Federal funds sold and securities purchased under resale agreements	$ 580	$ —	$ 580
Trading assets:			
Debt and equity instruments, excluding loans	421	(1)[c]	420
Loans reported as trading assets:			
Changes in instrument-specific credit risk	(517)	(157)[c]	(674)
Other changes in fair value	188	1,033[c]	1,221
Loans:			
Changes in instrument-specific credit risk	102	—	102
Other changes in fair value	40	—	40
Other assets	—	30[d]	30
Deposits(a)	(906)	—	(906)
Federal funds purchased and securities sold under repurchase agreements	(78)	—	(78)
Other borrowed funds(a)	(412)	—	(412)
Trading liabilities	(17)	—	(17)
Accounts payable, accrued expense and other liabilities	(460)	—	(460)
Beneficial interests issued by consolidated VIEs	(228)	—	(228)
Long-term debt:			
Changes in instrument-specific credit risk(a)	771	—	771
Other changes in fair value	(2,985)	—	(2,985)

(a) Total changes in instrument-specific credit risk related to structured notes was $806 million for the year ended December 31, 2007, which includes adjustments for structured notes classified within Deposits and Other borrowed funds as well as Long-term debt.
(b) Included in the amounts are gains and losses related to certain financial instruments previously carried at fair value by the Firm such as structured liabilities elected pursuant to SFAS 155 and loans purchased as part of IB trading activities.
(c) Reported in Mortgage Fees and related income.
(d) Reported in Other income.

Determination of instrument-specific credit risk for items for which a fair value election was made

The following describes how the gains and losses included in earnings during 2007 that were attributable to changes in instrument-specific credit risk were determined:

- Loans: for floating-rate instruments, changes in value are all attributed to instrument-specific credit risk. For fixed-rate instruments, an allocation of the changes in value for the period is made between those changes in value that are interest rate-related and changes in value that are credit-related. Allocations are generally based upon an analysis of borrower-specific credit spread and recovery information, where available, or benchmarking to similar entities or industries.
- Long term debt: changes in value attributable to instrument–specific credit risk were derived principally from observable changes in the Firm's credit spread. The gain for 2007, was attributable to the widening of the Firm's credit spread.
- Resale and repurchase agreements: generally, with a resale or repurchase agreement, there is a requirement that collateral be maintained with a market value equal to or in excess of the principal amount loaned. As a result, there would be no adjustment or an immaterial adjustment for instrument-specific credit related to these agreements.

Difference between aggregate fair value and aggregate remaining contractual principal balance outstanding

The following table reflects the difference between the aggregate fair value and the aggregate remaining contractual principal balance outstanding as of December 31, 2007, for Loans and Long-term debt for which the SFAS 159 fair value option has been elected. The loans were classified in Trading assets – debt and equity instruments or Loans.

December 31, 2007 (in millions)	Remaining aggregate contractual principal amount outstanding	Fair value	Fair value over (under) remaining aggregate contractual principal amount outstanding
Loans			
Performing loans 90 days or more past due			
Loans reported as Trading assets	$ —	$ —	$ —
Loans	11	11	—
Nonaccrual loans			
Loans reported as Trading assets	3,044	1,176	(1,868)
Loans	15	5	(10)
Subtotal	3,070	1,192	(1,878)
All other performing loans			
Loans reported as Trading assets	56,164	56,638	474
Loans	9,011	8,580	(431)
Total loans	$ 68,245	$ 66,410	$ (1,835)
Long-term debt			
Principal protected debt	$ (24,262)	$ (24,033)	$ (229)
Nonprincipal protected debt[(a)]	NA	(46,423)	NA
Total Long-term debt	NA	$ (70,456)	NA
FIN 46R long-term beneficial interests			
Principal protected debt	$ (58)	$ (58)	$ —
Nonprincipal protected debt[(a)]	NA	(2,946)	NA
Total FIN 46R long-term beneficial interests	NA	$ (3,004)	NA

(a) Remaining contractual principal not applicable as the return of principal is based upon performance of an underlying variable, and therefore may not occur in full.

At December 31, 2007, the fair value of unfunded lending-related commitments for which the fair value option was elected was a $25 million liability, which is included in Accounts payable, accrued expense and other liabilities. The contractual amount of such commitments was $1.0 billion.

Note 6 – Principal transactions

Principal transactions revenue consists of realized and unrealized gains and losses from trading activities (including physical commodities inventories that are accounted for at the lower of cost or fair value), changes in fair value associated with financial instruments held by the Investment Bank for which the SFAS 159 fair value option was elected, and loans held-for-sale within the wholesale lines of business. For loans measured at fair value under SFAS 159, origination costs are recognized in the associated expense category as incurred. Principal transactions revenue also includes private equity gains and losses.

The following table presents Principal transactions revenue.

Year ended December 31, (in millions)	2007	2006	2005
Trading revenue	$ 4,736	$ 9,418	$ 6,263
Private equity gains[a]	4,279	1,360	1,809
Principal transactions	**$ 9,015**	$ 10,778	$ 8,072

(a) Includes Private Equity revenue on investments held in the Private Equity business within Corporate and those held in other business segments.

Trading assets and liabilities

Trading assets include debt and equity instruments held for trading purposes that JPMorgan Chase owns ("long" positions), certain loans for which the Firm manages on a fair value basis and has elected the SFAS 159 fair value option and physical commodities inventories that are accounted for at the lower of cost or fair value. Trading liabilities include debt and equity instruments that the Firm has sold to other parties but does not own ("short" positions). The Firm is obligated to purchase instruments at a future date to cover the short positions. Included in Trading assets and Trading liabilities are the reported receivables (unrealized gains) and payables (unrealized losses) related to derivatives. Trading positions are carried at fair value on the Consolidated balance sheets. For a discussion of the valuation of Trading assets and Trading liabilities, see Note 4 on pages 111–118 of this Annual Report.

The following table presents the fair value of Trading assets and Trading liabilities for the dates indicated.

December 31, (in millions)	2007	2006
Trading assets		
Debt and equity instruments:		
U.S. government and federal agency obligations	$ 36,535	$ 17,358
U.S. government-sponsored enterprise obligations	43,838	28,544
Obligations of state and political subdivisions	13,090	9,569
Certificates of deposit, bankers' acceptances and commercial paper	8,252	8,204
Debt securities issued by non-U.S. governments	69,606	58,387
Corporate debt securities	51,033	62,064
Equity securities	91,212	86,862
Loans[a]	57,814	16,595
Other[b]	42,893	22,554
Total debt and equity instruments	414,273	310,137
Derivative receivables:[c]		
Interest rate	36,020	28,932
Credit derivatives	22,083	5,732
Commodity	9,419	10,431
Foreign exchange	5,616	4,260
Equity	3,998	6,246
Total derivative receivables	77,136	55,601
Total trading assets	$491,409	$365,738

December 31, (in millions)	2007	2006
Trading liabilities		
Debt and equity instruments[d]	$ 89,162	$ 90,488
Derivative payables:[c]		
Interest rate	25,542	22,738
Credit derivatives	11,613	6,003
Commodity	6,942	7,329
Foreign exchange	7,552	4,820
Equity	17,056	16,579
Total derivative payables	68,705	57,469
Total trading liabilities	$157,867	$147,957

(a) The increase from December 31, 2006, is primarily related to loans for which the SFAS 159 fair value option has been elected.
(b) Consists primarily of private-label mortgage-backed securities and asset-backed securities.
(c) Included in Trading assets and Trading liabilities are the reported receivables (unrealized gains) and payables (unrealized losses) related to derivatives. These amounts are reported net of cash received and paid of $34.9 billion and $24.6 billion, respectively, at December 31, 2007, and $23.0 billion and $18.8 billion, respectively, at December 31, 2006, under legally enforceable master netting agreements.
(d) Primarily represents securities sold, not yet purchased.

Average Trading assets and liabilities were as follows for the periods indicated.

Year ended December 31, (in millions)	2007	2006	2005
Trading assets – debt and equity instruments	$381,415	$280,079	$237,073
Trading assets – derivative receivables	65,439	57,368	57,365
Trading liabilities – debt and equity instruments[a]	$ 94,737	$102,794	$ 93,102
Trading liabilities – derivative payables	65,198	57,938	55,723

(a) Primarily represents securities sold, not yet purchased.

Private equity

Private equity investments are recorded in Other assets on the Consolidated balance sheet. The following table presents the carrying value and cost of the Private equity investment portfolio, held by the Private Equity business within Corporate, for the dates indicated.

December 31,	2007		2006[a]	
(in millions)	Carrying value	Cost	Carrying value	Cost
Total private equity investments	$7,153	$6,231	$ 6,081	$7,326

(a) 2006 has been revised to reflect the current presentation.

Private Equity includes investments in buyouts, growth equity and venture opportunities. These investments are accounted for under investment company guidelines. Accordingly, these investments, irrespective of the percentage of equity ownership interest held, are carried on the Consolidated balance sheets at fair value. Realized and unrealized gains and losses arising from changes in value are reported in Principal transactions revenue in the Consolidated statements of income in the period that the gains or losses occur. For a discussion of the valuation of Private equity investments, see Note 4 on pages 111–118 of this Annual Report.

Note 7 – Other noninterest revenue

Investment banking fees

This revenue category includes advisory and equity and debt underwriting fees. Advisory fees are recognized as revenue when the related services have been performed. Underwriting fees are recognized as revenue when the Firm has rendered all services to the issuer and is entitled to collect the fee from the issuer, as long as there are no other contingencies associated with the fee (e.g., the fee is not contingent upon the customer obtaining financing). Underwriting fees are net of syndicate expense. The Firm recognizes credit arrangement and syndication fees as revenue after satisfying certain retention, timing and yield criteria.

The following table presents the components of Investment banking fees.

Year ended December 31, (in millions)	**2007**	2006	2005
Underwriting:			
Equity	**$1,713**	$ 1,179	$ 864
Debt	**2,650**	2,703	1,969
Total Underwriting	**4,363**	3,882	2,833
Advisory	**2,272**	1,638	1,255
Total	**$6,635**	$ 5,520	$ 4,088

Lending & deposit-related fees

This revenue category includes fees from loan commitments, standby letters of credit, financial guarantees, deposit-related fees in lieu of compensating balances, cash management-related activities or transactions, deposit accounts and other loan servicing activities. These fees are recognized over the period in which the related service is provided.

Asset management, administration and commissions

This revenue category includes fees from investment management and related services, custody, brokerage services, insurance premiums and commissions and other products. These fees are recognized over the period in which the related service is provided. Performance-based fees, which are earned based upon exceeding certain benchmarks or other performance targets, are accrued and recognized at the end of the performance period in which the target is met.

Mortgage fees and related income

This revenue category primarily reflects Retail Financial Services' mortgage banking revenue, including fees and income derived from mortgages originated with the intent to sell; mortgage sales and servicing; the impact of risk management activities associated with the mortgage pipeline, warehouse and MSRs; and revenue related to any residual interests held from mortgage securitizations. This revenue category also includes gains and losses on sales and lower of cost or fair value adjustments for mortgage loans held-for-sale, as well as changes in fair value for mortgage loans originated with the intent to sell and measured at fair value under SFAS 159. For loans measured at fair value under SFAS 159, origination costs are recognized in the associated expense category as incurred. Costs to originate loans held-for-sale and accounted for at the lower of cost or fair value are deferred and recognized as a component of the gain or loss on sale. Net interest income from mortgage loans and securities gains and losses on available-for-sale ("AFS") securities used in mortgage-related risk management activities are not included in Mortgage fees and related income. For a further discussion of MSRs, see Note 18 on pages 154–156 of this Annual Report.

Credit card income

This revenue category includes interchange income from credit and debit cards and servicing fees earned in connection with securitization activities. Volume-related payments to partners and expense for rewards programs are netted against interchange income. Expense related to rewards programs are recorded when the rewards are earned by the customer. Other fee revenue is recognized as earned, except for annual fees, which are deferred and recognized on a straight-line basis over the 12-month period to which they pertain. Direct loan origination costs are also deferred and recognized over a 12-month period.

Credit card revenue sharing agreements

The Firm has contractual agreements with numerous affinity organizations and co-brand partners, which grant the Firm exclusive rights to market to the members or customers of such organizations and partners. These organizations and partners endorse the credit card programs and provide their mailing lists to the Firm, and they may also conduct marketing activities and provide awards under the various credit card programs. The terms of these agreements generally range from three to 10 years. The economic incentives the Firm pays to the endorsing organizations and partners typically include payments based upon new account originations, charge volumes, and the cost of the endorsing organizations' or partners' marketing activities and awards.

The Firm recognizes the payments made to the affinity organizations and co-brand partners based upon new account originations as direct loan origination costs. Payments based upon charge volumes are considered by the Firm as revenue sharing with the affinity organizations and co-brand partners, which are deducted from Credit card income as the related revenue is earned. Payments based upon marketing efforts undertaken by the endorsing organization or partner are expensed by the Firm as incurred. These costs are recorded within Noninterest expense.

Note 8 – Interest income and Interest expense

Details of Interest income and Interest expense were as follows.

Year ended December 31, (in millions)	2007	2006	2005
Interest income[(a)]			
Loans	**$36,660**	$ 33,121	$ 26,056
Securities	**5,232**	4,147	3,129
Trading assets	**17,041**	10,942	9,117
Federal funds sold and securities purchased under resale agreements	**6,497**	5,578	3,562
Securities borrowed	**4,539**	3,402	1,618
Deposits with banks	**1,418**	1,265	660
Interests in purchased receivables[(b)]	**—**	652	933
Total interest income	**71,387**	59,107	45,075
Interest expense[(a)]			
Interest-bearing deposits	**21,653**	17,042	9,986
Short-term and other liabilities	**16,142**	14,086	10,002
Long-term debt	**6,606**	5,503	4,160
Beneficial interests issued by consolidated VIEs	**580**	1,234	1,372
Total interest expense	**44,981**	37,865	25,520
Net interest income	**26,406**	21,242	19,555
Provision for credit losses	**6,864**	3,270	3,483
Net interest income after Provision for credit losses	**$19,542**	$ 17,972	$ 16,072

(a) Interest income and Interest expense include the current period interest accruals for financial instruments measured at fair value except for financial instruments containing embedded derivatives that would be separately accounted for in accordance with SFAS 133 absent the SFAS 159 fair value election; for those instruments, all changes in value, including any interest elements, are reported in Principal transactions revenue.

(b) As a result of restructuring certain multi-seller conduits the Firm administers, JPMorgan Chase deconsolidated $29 billion of Interests in purchased receivables, $3 billion of Loans and $1 billion of Securities, and recorded $33 billion of lending-related commitments during the second quarter of 2006.

Note 9 – Pension and other postretirement employee benefit plans

The Firm's defined benefit pension plans are accounted for in accordance with SFAS 87 and SFAS 88, and its other postretirement employee benefit ("OPEB") plans are accounted for in accordance with SFAS 106. In September 2006, the FASB issued SFAS 158, which requires companies to recognize on their Consolidated balance sheets the overfunded or underfunded status of their defined benefit postretirement plans, measured as the difference between the fair value of plan assets and the benefit obligation. SFAS 158 requires unrecognized amounts (e.g., net loss and prior service costs) to be recognized in Accumulated other comprehensive income ("AOCI") and that these amounts be adjusted as they are subsequently recognized as components of net periodic benefit cost based upon the current amortization and recognition requirements of SFAS 87 and SFAS 106. The Firm prospectively adopted SFAS 158 on December 31, 2006, and recorded an after-tax charge to AOCI of $1.1 billion at that date.

SFAS 158 also eliminates the provisions of SFAS 87 and SFAS 106 that allow plan assets and obligations to be measured as of a date not more than three months prior to the reporting entity's balance sheet date. The Firm uses a measurement date of December 31 for its defined benefit pension and OPEB plans; therefore, this provision of SFAS 158 had no effect on the Firm's financial statements.

For the Firm's defined benefit pension plans, fair value is used to determine the expected return on plan assets. For the Firm's OPEB plans, a calculated value that recognizes changes in fair value over a five-year period is used to determine the expected return on plan assets. Amortization of net gains and losses is included in annual net periodic benefit cost if, as of the beginning of the year, the net gain or loss exceeds 10 percent of the greater of the projected benefit obligation or the fair value of the plan assets. Any excess, as well as prior service costs, are amortized over the average future service period of defined benefit pension plan participants, which for the U.S. defined benefit pension plan is currently 10 years. For OPEB plans, any excess net gains and losses also are amortized over the average future service period, which is currently six years; however, prior service costs are amortized over the average years of service remaining to full eligibility age, which is currently four years.

Defined benefit pension plans

The Firm has a qualified noncontributory U.S. defined benefit pension plan that provides benefits to substantially all U.S. employees. The U.S. plan employs a cash balance formula, in the form of pay and interest credits, to determine the benefits to be provided at retirement, based upon eligible compensation and years of service. Employees begin to accrue plan benefits after completing one year of service, and benefits generally vest after five years of service (effective January 1, 2008, benefits will vest after three years of service). The Firm also offers benefits through defined benefit pension plans to qualifying employees in certain non-U.S. locations based upon factors such as eligible compensation, age and/or years of service.

It is the Firm's policy to fund the pension plans in amounts sufficient to meet the requirements under applicable employee benefit and local tax laws. The amount of potential 2008 contributions to its U.S. defined benefit pension plans, if any, is not reasonably estimable at this time. The amount of potential 2008 contributions to its non-U.S. defined benefit pension plans is $33 million.

JPMorgan Chase also has a number of defined benefit pension plans not subject to Title IV of the Employee Retirement Income Security Act. The most significant of these plans is the Excess Retirement Plan, pursuant to which certain employees earn pay and interest credits on compensation amounts above the maximum stipulated by law under a qualified plan. The Excess Retirement Plan is a nonqualified, noncontributory U.S. pension plan with an unfunded projected benefit obligation in the amount of $262 million and $301 million, at December 31, 2007 and 2006, respectively.

Defined contribution plans

JPMorgan Chase offers several defined contribution plans in the U.S. and in certain non-U.S. locations, all of which are administered in accordance with applicable local laws and regulations. The most significant of these plans is The JPMorgan Chase 401(k) Savings Plan (the "401(k) Savings Plan"), which covers substantially all U.S. employees. The 401(k) Savings Plan allows employees to make pretax and Roth 401(k) contributions to tax-deferred investment portfolios. The JPMorgan Chase Common Stock Fund, which is an investment option under the 401(k) Savings Plan, is a nonleveraged employee stock ownership plan. The Firm matches eligible employee contributions up to a certain percentage of benefits-eligible compensation per pay period, subject to plan and legal limits. Employees begin to receive matching contributions after completing a one-year-of-service requirement and are immediately vested in the Firm's contributions when made. Employees with total annual cash compensation of $250,000 or more are not eligible for matching contributions. The 401(k) Savings Plan also permits discretionary profit-sharing contributions by participating companies for certain employees, subject to a specified vesting schedule.

OPEB plans

JPMorgan Chase offers postretirement medical and life insurance benefits ("OPEB") to certain retirees and postretirement medical benefits to qualifying U.S. employees. These benefits vary with length of service and date of hire and provide for limits on the Firm's share of covered medical benefits. The medical benefits are contributory, while the life insurance benefits are noncontributory. Postretirement medical benefits also are offered to qualifying U.K. employees.

JPMorgan Chase's U.S. OPEB obligation is funded with corporate-owned life insurance ("COLI") purchased on the lives of eligible employees and retirees. While the Firm owns the COLI policies, COLI proceeds (death benefits, withdrawals and other distributions) may be used only to reimburse the Firm for its net postretirement benefit claim payments and related administrative expense. The U.K. OPEB plan is unfunded.

The following table presents the changes in benefit obligations and plan assets, funded status and accumulated benefit obligations amounts reported on the Consolidated balance sheets for the Firm's U.S. and non-U.S. defined benefit pension and OPEB plans:

As of or for the year ended December 31, (in millions)	Defined benefit pension plans U.S. 2007	U.S. 2006	Non-U.S. 2007	Non-U.S. 2006	OPEB plans[d] 2007	OPEB plans[d] 2006
Change in benefit obligation						
Benefit obligation, beginning of year	**$ (8,098)**	$ (8,054)	**$ (2,917)**	$ (2,378)	**$ (1,443)**	$ (1,395)
Benefits earned during the year	**(270)**	(281)	**(36)**	(37)	**(7)**	(9)
Interest cost on benefit obligations	**(468)**	(452)	**(144)**	(120)	**(74)**	(78)
Plan amendments	**—**	—	**2**	2	**—**	—
Liabilities of newly material plans	**—**	—	**(5)**	(154)[c]	**—**	—
Employee contributions	**NA**	NA	**(3)**	(2)	**(57)**	(50)
Net gain (loss)	**494**	(200)	**327**	(23)	**231**	(55)
Benefits paid	**789**	856	**90**	68	**165**	177
Expected Medicare Part D subsidy receipts	**NA**	NA	**NA**	NA	**(11)**	(13)
Curtailments	**—**	33	**4**	2	**(6)**	(12)
Settlements	**—**	—	**24**	37	**—**	—
Special termination benefits	**—**	—	**(1)**	(1)	**(1)**	(2)
Foreign exchange impact and other	**(3)**	—	**(84)**	(311)	**(1)**	(6)
Benefit obligation, end of year	**$ (7,556)**	$ (8,098)	**$ (2,743)**	$ (2,917)	**$ (1,204)**	$ (1,443)
Change in plan assets						
Fair value of plan assets, beginning of year	**$ 9,955**	$ 9,617	**$ 2,813**	$ 2,223	**$ 1,351**	$ 1,329
Actual return on plan assets	**753**	1,151	**57**	94	**87**	120
Firm contributions	**37**	43	**92**	241	**3**	2
Employee contributions	**—**	—	**3**	2	**—**	—
Assets of newly material plans	**—**	—	**3**	67[c]	**—**	—
Benefits paid	**(789)**	(856)	**(90)**	(68)	**(35)**	(100)
Settlements	**—**	—	**(24)**	(37)	**—**	—
Foreign exchange impact and other	**4**	—	**79**	291	**—**	—
Fair value of plan assets, end of year	**$ 9,960[b]**	$ 9,955[b]	**$ 2,933**	$ 2,813	**$ 1,406**	$ 1,351
Funded (unfunded) status[a]	**$ 2,404**	$ 1,857	**$ 190**	$ (104)	**$ 202**	$ (92)
Accumulated benefit obligation, end of year	**$ (7,184)**	$ (7,679)	**$ (2,708)**	$ (2,849)	**NA**	NA

(a) Overfunded plans with an aggregate balance of $3.3 billion and $2.3 billion at December 31, 2007 and 2006, respectively, are recorded in Other assets. Underfunded plans with an aggregate balance of $491 million and $596 million at December 31, 2007 and 2006, respectively, are recorded in Accounts payable, accrued expense and other liabilities.
(b) At December 31, 2007 and 2006, approximately $299 million and $282 million, respectively, of U.S. plan assets related to participation rights under participating annuity contracts.
(c) Reflects adjustments related to pension plans in Germany and Switzerland, which have defined benefit pension obligations that were not previously measured under SFAS 87 due to immateriality.
(d) Includes an unfunded accumulated postretirement benefit obligation of $49 million and $52 million at December 31, 2007 and 2006, respectively, for the U.K. plan.

The following table presents pension and OPEB amounts recorded in Accumulated other comprehensive income (loss), before tax.

As of or for the year ended December 31, (in millions)	Defined benefit pension plans U.S. 2007	U.S. 2006	Non-U.S. 2007	Non-U.S. 2006	OPEB plans 2007	OPEB plans 2006
Net loss	**$ (250)**	$ (783)	**$ (434)**	$ (669)	**$ (98)**	$ (335)
Prior service cost (credit)	**(31)**	(36)	**2**	—	**58**	77
Accumulated other comprehensive income (loss), before tax, end of year	**$ (281)**	$ (819)	**$ (432)**	$ (669)	**$ (40)**	$ (258)

The following table presents the components of Net periodic benefit costs reported in the Consolidated statements of income and Other comprehensive income for the Firm's U.S. and non-U.S. defined benefit pension and OPEB plans.

	Defined benefit pension plans								
	U.S.			Non-U.S.			OPEB plans		
Year ended December 31, (in millions)	**2007**	2006	2005	**2007**	2006	2005	**2007**	2006	2005
Components of Net periodic benefit cost									
Benefits earned during the year	**$ 270**	$ 281	$ 293	**$ 36**	$ 37	$ 25	**$ 7**	$ 9	$ 13
Interest cost on benefit obligations	**468**	452	453	**144**	120	104	**74**	78	81
Expected return on plan assets	**(714)**	(692)	(694)	**(153)**	(122)	(109)	**(93)**	(93)	(90)
Amortization:									
Net loss	**—**	12	4	**55**	45	38	**14**	29	12
Prior service cost (credit)	**5**	5	5	**—**	—	1	**(16)**	(19)	(10)
Curtailment (gain) loss	**—**	2	3	**—**	1	—	**2**	2	(17)
Settlement (gain) loss	**—**	—	—	**(1)**	4	—	**—**	—	—
Special termination benefits	**—**	—	—	**1**	1	—	**1**	2	1
Net periodic benefit cost	**29**	60	64	**82**	86	59	**(11)**	8	(10)
Other defined benefit pension plans[(a)]	**4**	2	3	**27**	36	39	**NA**	NA	NA
Total defined benefit plans	**33**	62	67	**109**	122	98	**(11)**	8	(10)
Total defined contribution plans	**268**	254	237	**219**	199	155	**NA**	NA	NA
Total pension and OPEB cost included in Compensation expense	**$ 301**	$ 316	$ 304	**$ 328**	$ 321	$ 253	**$ (11)**	$ 8	$ (10)
Changes in plan assets and benefit obligations recognized in Other comprehensive income									
Net gain arising during the year	**$(533)**	NA	NA	**$(176)**	NA	NA	**$(223)**	NA	NA
Prior service credit arising during the year	**—**	NA	NA	**(2)**	NA	NA	**—**	NA	NA
Amortization of net loss	**—**	NA	NA	**(55)**	NA	NA	**(14)**	NA	NA
Amortization of prior service cost (credit)	**(5)**	NA	NA	**—**	NA	NA	**16**	NA	NA
Curtailment (gain) loss	**—**	NA	NA	**(5)**	NA	NA	**3**	NA	NA
Settlement loss	**—**	NA	NA	**1**	NA	NA	**—**	NA	NA
Total recognized in Other comprehensive income	**(538)**	NA	NA	**(237)**	NA	NA	**(218)**	NA	NA
Total recognized in Net periodic benefit cost and Other comprehensive income	**$(509)**	NA	NA	**$(155)**	NA	NA	**$(229)**	NA	NA

(a) Includes various defined benefit pension plans, which are individually immaterial.

The estimated amounts that will be amortized from AOCI into Net periodic benefit cost, before tax, in 2008 are as follows.

	Defined benefit pension plans		OPEB plans	
Year ended December 31, 2008 (in millions)	U.S.	Non-U.S.	U.S.	Non-U.S.
Net loss	$ —	$ 27	$ —	$ —
Prior service cost (credit)	4	—	(15)	—
Total	$ 4	$ 27	$ (15)	$ —

Plan assumptions

JPMorgan Chase's expected long-term rate of return for U.S. defined benefit pension and OPEB plan assets is a blended average of the investment advisor's projected long-term (10 years or more) returns for the various asset classes, weighted by the asset allocation. Returns on asset classes are developed using a forward-looking building-block approach and are not strictly based upon historical returns. Equity returns are generally developed as the sum of inflation, expected real earnings growth and expected long-term dividend yield. Bond returns are generally developed as the sum of inflation, real bond yield and risk spread (as appropriate), adjusted for the expected effect on returns from changing yields. Other asset-class returns are derived from their relationship to the equity and bond markets.

For the U.K. defined benefit pension plans, which represent the most significant of the non-U.S. defined benefit pension plans, procedures similar to those in the U.S. are used to develop the expected long-term rate of return on defined benefit pension plan assets, taking into consideration local market conditions and the specific allocation of plan assets. The expected long-term rate of return on U.K. plan assets is an average of projected long-term returns for each asset class, selected by reference to the yield on long-term U.K. government bonds and "AA"-rated long-term corporate bonds, plus an equity risk premium above the risk-free rate.

The discount rate used in determining the benefit obligation under the U.S. defined benefit pension and OPEB plans was selected by reference to the yield on a portfolio of bonds with redemption dates and coupons that closely match each of the plan's projected cash flows; such portfolio is derived from a broad-based universe of high-quality corporate bonds as of the measurement date. In years in which this hypothetical bond portfolio generates excess cash, such excess is assumed to be reinvested at the one-year forward rates implied by the Citigroup Pension Discount Curve published as of the measurement date. The discount rate for the U.K. defined benefit pension and OPEB plans represents a rate implied from the yield curve of the year-end iBoxx £ corporate "AA" 15-year-plus bond index with a duration corresponding to that of the underlying benefit obligations.

The following tables present the weighted-average annualized actuarial assumptions for the projected and accumulated postretirement benefit obligations and the components of net periodic benefit costs for the Firm's U.S. and non-U.S. defined benefit pension and OPEB plans, as of and for the periods indicated.

Weighted-average assumptions used to determine benefit obligations

	U.S.		Non-U.S.	
December 31,	**2007**	2006	**2007**	2006
Discount rate:				
Defined benefit pension plans	**6.60%**	5.95%	**2.25-5.80%**	2.25-5.10%
OPEB plans	**6.60**	5.90	**5.80**	5.10
Rate of compensation increase	**4.00**	4.00	**3.00-4.25**	3.00-4.00
Health care cost trend rate:				
Assumed for next year	**9.25**	10.00	**5.75**	6.63
Ultimate	**5.00**	5.00	**4.00**	4.00
Year when rate will reach ultimate	**2014**	2014	**2010**	2010

Weighted-average assumptions used to determine Net periodic benefit costs

Year ended December 31,	U.S. 2007	U.S. 2006	U.S. 2005	Non-U.S. 2007	Non-U.S. 2006	Non-U.S. 2005
Discount rate:						
Defined benefit pension plans	**5.95%**	5.70%	5.75%	**2.25-5.10%**	2.00-4.70%	2.00-5.30%
OPEB plans	**5.90**	5.65	5.25-5.75(a)	**5.10**	4.70	5.30
Expected long-term rate of return on plan assets:						
Defined benefit pension plans	**7.50**	7.50	7.50	**3.25-5.60**	3.25-5.50	3.25-5.75
OPEB plans	**7.00**	6.84	6.80	**NA**	NA	NA
Rate of compensation increase	**4.00**	4.00	4.00	**3.00-4.00**	3.00-3.75	1.75-3.75
Health care cost trend rate:						
Assumed for next year	**10.00**	10.00	10.00	**6.63**	7.50	7.50
Ultimate	**5.00**	5.00	5.00	**4.00**	4.00	4.00
Year when rate will reach ultimate	**2014**	2013	2012	**2010**	2010	2010

(a) The OPEB plan was remeasured as of August 1, 2005, and a rate of 5.25% was used from the period of August 1, 2005, through December 31, 2005.

The following table presents the effect of a one-percentage-point change in the assumed health care cost trend rate on JPMorgan Chase's total service and interest cost and accumulated postretirement benefit obligation:

For the year ended **December 31, 2007** (in millions)	1-Percentage-point increase	1-Percentage-point decrease
Effect on total service and interest costs	**$ 4**	**$ (3)**
Effect on accumulated postretirement benefit obligation	**59**	**(51)**

At December 31, 2007, the Firm increased the discount rates used to determine its benefit obligations for the U.S. defined benefit pension and OPEB plans based upon current market interest rates, which will result in a decrease in expense of approximately $10 million for 2008. The 2008 expected long-term rate of return on U.S. pension plan assets and U.S. OPEB plan assets remained at 7.50% and 7.00%, respectively. The health care benefit obligation trend assumption declined from 10% in 2007 to 9.25% in 2008, declining to a rate of 5% in 2014. As of December 31, 2007, the interest crediting rate assumption and the assumed rate of compensation increase remained at 5.25% and 4.00%, respectively. At December 31, 2007, pension plan demographic assumptions were revised to reflect recent experience relating to form and timing of benefit distributions, and rates of turnover, which will result in a decrease in expense of approximately $9 million for 2008.

JPMorgan Chase's U.S. defined benefit pension and OPEB plan expense is most sensitive to the expected long-term rate of return on plan assets. With all other assumptions held constant, a 25–basis point decline in the expected long-term rate of return on U.S. plan assets would result in an increase of approximately $27 million in 2008 U.S. defined benefit pension and OPEB plan expense. A 25–basis point decline in the discount rate for the U.S. plans would result in a decrease in 2008 U.S. defined benefit pension and OPEB plan expense of approximately $3 million and an increase in the related projected benefit obligations of approximately $171 million. A 25-basis point decline in the discount rates for the non-U.S. plans would result in an increase in the 2008 non-U.S. defined benefit pension and OPEB plan expense of approximately $21 million. A 25-basis point increase in the interest crediting rate for the U.S. defined benefit pension plan would result in an increase in 2008 U.S. defined benefit pension expense of approximately $9 million and an increase in the related projected benefit obligations of approximately $64 million.

Investment strategy and asset allocation

The investment policy for the Firm's postretirement employee benefit plan assets is to optimize the risk-return relationship as appropriate to the respective plan's needs and goals, using a global portfolio of various asset classes diversified by market segment, economic sector and issuer. Specifically, the goal is to optimize the asset mix for future benefit obligations, while managing various risk factors and each plan's investment return objectives. For example, long-duration fixed income securities are included in the U.S. qualified pension plan's asset allocation, in recognition of its long-duration obligations. Plan assets are managed by a combination of internal and external investment managers and are rebalanced to within approved ranges, to the extent economically practical.

The Firm's U.S. defined benefit pension plan assets are held in various trusts and are invested in a well-diversified portfolio of equities (including U.S. large and small capitalization and international equities), fixed income (including corporate and government bonds), Treasury inflation-indexed and high-yield securities, real estate, cash equivalents and alternative investments. Non-U.S. defined benefit pension plan assets are held in various trusts and are similarly invested in well-diversified portfolios of equity, fixed income and other securities. Assets of the Firm's COLI policies, which are used to fund partially the U.S. OPEB plan, are held in separate accounts with an insurance company and are invested in equity and fixed income index funds. In addition, tax-exempt municipal debt securities, held in a trust, were used to fund the U.S. OPEB plan in prior periods; as of December 31, 2006, there are no remaining assets in the trust. As of December 31, 2007, the assets used to fund the Firm's U.S. and non-U.S. defined benefit pension and OPEB plans do not include JPMorgan Chase common stock, except in connection with investments in third-party stock-index funds.

The following table presents the weighted-average asset allocation of the fair values of total plan assets at December 31 for the years indicated, and the respective approved range/target allocation by asset category, for the Firm's U.S. and non-U.S. defined benefit pension and OPEB plans.

	Defined benefit pension plans								
	U.S.			Non-U.S.			OPEB plans[b]		
	Target	% of plan assets		Target	% of plan assets		Target	% of plan assets	
December 31,	Allocation	**2007**	2006	Allocation	**2007**	2006[a]	Allocation	**2007**	2006
Asset category									
Debt securities	10-30%	**28%**	31%	69%	**70%**	70%	50%	**50%**	50%
Equity securities	25-60	**45**	55	26	**25**	26	50	**50**	50
Real estate	5-20	**9**	8	1	**1**	1	—	**—**	—
Alternatives	15-50	**18**	6	4	**4**	3	—	**—**	—
Total	100%	**100%**	100%	100%	**100%**	100%	100%	**100%**	100%

(a) Represents the U.K. defined benefit pension plans only.
(b) Represents the U.S. OPEB plan only, as the U.K. OPEB plan is unfunded.

The following table presents the actual rate of return on plan assets for the U.S. and non-U.S. defined benefit pension and OPEB plans.

	U.S.			Non-U.S.		
December 31,	**2007**	2006	2005	**2007**	2006	2005
Actual rate of return:						
Defined benefit pension plans	**7.96%**	13.40%	7.50%	**0.06-7.51%**	2.80-7.30%	2.70-15.90%
OPEB plans	**6.51**	9.30	3.30	**NA**	NA	NA

Estimated future benefit payments

The following table presents benefit payments expected to be paid, which include the effect of expected future service, for the years indicated. The OPEB medical and life insurance payments are net of expected retiree contributions.

Year ended December 31, (in millions)	U.S. defined benefit pension plans	Non-U.S. defined benefit pension plans	OPEB before Medicare Part D subsidy	Medicare Part D subsidy
2008	$ 902	$ 89	$ 119	$ 11
2009	922	93	120	12
2010	587	97	122	13
2011	603	105	123	14
2012	626	111	124	16
Years 2013–2017	3,296	626	597	95

Note 10 – Employee stock-based incentives

Effective January 1, 2006, the Firm adopted SFAS 123R and all related interpretations using the modified prospective transition method. SFAS 123R requires all share-based payments to employees, including employee stock options and stock appreciation rights ("SARs"), to be measured at their grant date fair values. Results for prior periods have not been retrospectively adjusted. The Firm also adopted the transition election provided by FSP FAS 123(R)-3.

JPMorgan Chase had previously adopted SFAS 123, effective January 1, 2003, using the prospective transition method. Under SFAS 123, the Firm accounted for its stock-based compensation awards at fair value, similar to the SFAS 123R requirements. However, under the prospective transition method, JPMorgan Chase continued to account for unmodified stock options that were outstanding as of December 31, 2002, using the APB 25 intrinsic value method. Under this method, no expense was recognized for stock options granted at an exercise price equal to the stock price on the grant date, since such options have no intrinsic value.

Upon adopting SFAS 123R, the Firm began to recognize in the Consolidated statements of income compensation expense for unvested stock options previously accounted for under APB 25. Additionally, JPMorgan Chase recognized as compensation expense an immaterial cumulative effect adjustment resulting from the SFAS 123R requirement to estimate forfeitures at the grant date instead of recognizing them as incurred. Finally, the Firm revised its accounting policies for share-based payments granted to employees eligible for continued vesting under specific age and service or service-related provisions ("full career eligible employees") under SFAS 123R. Prior to adopting SFAS 123R, the Firm's accounting policy for share-based payment awards granted to full career eligible employees was to recognize compensation cost over the award's stated service period. Beginning with awards granted to full career eligible employees in 2006, JPMorgan Chase recognized compensation expense on the grant date without giving consideration to the impact of post-employment restrictions. In the first quarter of 2006, the Firm also began to accrue the estimated cost of stock awards granted to full career eligible employees in the following year.

In June 2007, the FASB ratified EITF 06-11, which requires that realized tax benefits from dividends or dividend equivalents paid on equity-classified share-based payment awards that are charged to retained earnings should be recorded as an increase to additional paid-in capital and included in the pool of excess tax benefits available to absorb tax deficiencies on share-based payment awards. Prior to the issuance of EITF 06-11, the Firm did not include these tax benefits as part of this pool of excess tax benefits. The Firm adopted EITF 06-11 on January 1, 2008. The adoption of this consensus did not have an impact on the Firm's Consolidated balance sheet or results of operations.

Employee stock-based awards

In 2007 and 2006, JPMorgan Chase granted long-term stock-based awards to certain key employees under the 2005 Long-Term Incentive Plan (the "2005 Plan"). In 2005, JPMorgan Chase granted long-term stock-based awards under the 1996 Long-Term Incentive Plan as amended (the "1996 plan") until May 2005, and after May 2005, under the 2005 Plan thereafter to certain key employees. These two plans, plus prior Firm plans and plans assumed as the result of acquisitions, constitute the Firm's stock-based compensation plans ("LTI Plans"). The 2005 Plan became effective on May 17, 2005, after approval by shareholders at the 2005 annual meeting. The 2005 Plan replaced three existing stock-based compensation plans – the 1996 Plan and two nonshareholder approved plans – all of which expired before the effectiveness of the 2005 Plan. Under the terms of the 2005 Plan, 275 million shares of common stock are available for issuance during its five-year term. The 2005 Plan is the only active plan under which the Firm is currently granting stock-based incentive awards.

Restricted stock units ("RSUs") are awarded at no cost to the recipient upon their grant. RSUs are generally granted annually and generally vest 50 percent after two years and 50 percent after three years and convert to shares of common stock at the vesting date. In addition, RSUs typically include full career eligibility provisions, which allow employees to continue to vest upon voluntary termination, subject to post-employment and other restrictions. All of these awards are subject to forfeiture until the vesting date. An RSU entitles the recipient to receive cash payments equivalent to any dividends paid on the underlying common stock during the period the RSU is outstanding.

Under the LTI Plans, stock options and SARs have been granted with an exercise price equal to the fair value of JPMorgan Chase's common stock on the grant date. The Firm typically awards SARs to certain key employees once per year, and it also periodically grants discretionary share-based payment awards to individual employees, primarily in the form of both employee stock options and SARs. The 2007 grant of SARs to key employees vests ratably over five years (i.e., 20 percent per year) and the 2006 and 2005 awards vest one-third after each of years 3, 4 and 5. These awards do not include any full career eligibility provisions and all awards generally expire 10 years after the grant date.

The Firm separately recognizes compensation expense for each tranche of each award as if it were a separate award with its own vesting date. For each tranche granted (other than grants to employees who are full career eligible at the grant date), compensation expense is recognized on a straight-line basis from the grant date until the vesting date of the respective tranche, provided that the employees will not become full career eligible during the vesting period. For each tranche granted to employees who will become full career eligible during the vesting period, compensation expense is recognized on a straight-line basis from the grant date until the earlier of the employee's full career eligibility date or the vesting date of the respective tranche.

The Firm's policy for issuing shares upon settlement of employee share-based payment awards is to issue either new shares of common stock or treasury shares. On April 17, 2007, the Board of Directors approved a stock repurchase program that authorizes the repurchase of up to $10.0 billion of the Firm's common shares, which supersedes an $8.0 billion stock repurchase program approved in 2006. The $10.0 billion authorization includes shares to be repurchased to offset issuances under the Firm's employee stock-based plans. During 2007, the Firm settled all of its employee stock-based awards by issuing treasury shares.

In December 2005, the Firm accelerated the vesting of approximately 41 million unvested, out-of-the-money employee stock options granted in 2001 under the Growth and Performance Incentive Program, which were scheduled to vest in January 2007. These options were not modified other than to accelerate vesting. The related expense was approximately $145 million, and was recognized as compensation expense in the fourth quarter of 2005. The Firm believed that at the time the options were accelerated they had limited economic value since the exercise price of the accelerated options was $51.22 and the closing price of the Firm's common stock on the effective date of the acceleration was $39.69.

RSU activity

Compensation expense for RSUs is measured based upon the number of shares granted multiplied by the stock price at the grant date, and is recognized in Net income as previously described. The following table summarizes JPMorgan Chase's RSU activity for 2007.

Year ended December 31, 2007

(in thousands, except weighted average data)	Number of Shares	Weighted-average grant date fair value
Outstanding, January 1	88,456#	$ 38.50
Granted	47,608	48.29
Vested	(30,925)	38.09
Forfeited	(6,122)	42.56
Outstanding, December 31	99,017#	$ 43.11

The total fair value of shares that vested during the years ended December 31, 2007, 2006 and 2005, was $1.5 billion, $1.3 billion and $1.1 billion, respectively.

Employee stock option and SARs activity

Compensation expense, which is measured at the grant date as the fair value of employee stock options and SARs, is recognized in Net income as described above.

The following table summarizes JPMorgan Chase's employee stock option and SARs activity for the year ended December 31, 2007, including awards granted to key employees and awards granted in prior years under broad-based plans.

Year ended December 31, 2007

(in thousands, except weighted-average data)	Number of options/SARs	Weighted-average exercise price	Weighted-average remaining contractual life (in years)	Aggregate intrinsic value
Outstanding, January 1	376,227#	$ 40.31		
Granted	21,446	46.65		
Exercised	(64,453)	34.73		
Forfeited	(1,410)	40.13		
Canceled	(5,879)	48.10		
Outstanding, December 31	325,931#	$ 41.70	4.0	$ 1,601,780
Exercisable, December 31	281,327	41.44	3.2	1,497,992

The weighted-average grant date per share fair value of stock options and SARs granted during the years ended December 31, 2007, 2006 and 2005, was $13.38, $10.99 and $10.44, respectively. The total intrinsic value of options exercised during the years ended December 31, 2007, 2006 and 2005 was $937 million, $994 million and $364 million, respectively.

Impact of adoption of SFAS 123R

During 2006, the incremental expense related to the Firm's adoption of SFAS123R was $712 million. This amount represents an accelerated noncash recognition of costs that would otherwise have been incurred in future periods. Also as a result of adopting SFAS 123R, the Firm's Income from continuing operations (pretax) for the year ended December 31, 2006, was lower by $712 million, and each of Income from continuing operations (after-tax), and Net income for the year ended December 31, 2006, was lower by $442 million, than if the Firm had continued to account for share-based compensation under APB 25 and SFAS 123. Basic and diluted earnings per share from continuing operations, as well as basic and diluted Net income per share, for the year ended December 31, 2006 were $.13 and $.12 lower, respectively, than if the Firm had not adopted SFAS 123R.

The Firm recognized noncash compensation expense related to its various employee stock-based incentive awards of $2.0 billion, $2.4 billion (including the $712 million incremental impact of adopting SFAS 123R) and $1.6 billion for the years ended December 31, 2007, 2006, and 2005, respectively, in its Consolidated statements of income. These amounts included an accrual for the estimated cost of stock awards to be granted to full career eligible employees of $500 million and $498 million for the years ended December 31, 2007 and 2006 respectively. At December 31, 2007, approximately $1.3 billion (pretax) of compensation cost related to unvested awards has not yet been charged to Net income. That cost is expected to be amortized into compensation expense over a weighted-average period of 1.4 years. The Firm does not capitalize any compensation cost related to share-based compensation awards to employees.

Cash flows and tax benefits

Prior to adopting SFAS 123R, the Firm presented all tax benefits of deductions resulting from share-based compensation awards as operating cash flows in its Consolidated statements of cash flows. Beginning in 2006, SFAS 123R requires the cash flows resulting from the tax benefits of tax deductions in excess of the compensation expense recognized for those share-based compensation awards (i.e., excess tax benefits) to be classified as financing cash flows.

The total income tax benefit related to stock-based compensation arrangements recognized in the Firm's Consolidated statements of income for the years ended December 31, 2007, 2006 and 2005, was $810 million, $947 million and $625 million, respectively.

The following table sets forth the cash received from the exercise of stock options under all share-based compensation arrangements and the actual tax benefit realized related to the tax deduction from the exercise of stock options.

Year ended December 31, (in millions)	**2007**	2006	2005
Cash received for options exercised	**$ 2,023**	$ 1,924	$ 635
Tax benefit realized	**238**	211	65

Comparison of the fair and intrinsic value measurement methods

The following table presents Net income and basic and diluted earnings per share as reported, and as if all 2005 share-based payment awards were accounted for at fair value. All 2007 and 2006 awards were accounted for at fair value.

Year ended December 31, (in millions, except per share data)	2005
Net income as reported	$ 8,483
Add: Employee stock-based compensation expense included in reported Net income, net of related tax effects	938
Deduct: Employee stock-based compensation expense determined under the fair value method for all awards, net of related tax effects	(1,015)
Pro forma Net income	$ 8,406
Earnings per share:	
Basic: As reported	$ 2.43
Pro forma	2.40
Diluted: As reported	$ 2.38
Pro forma	2.36

The following table presents the assumptions used to value employee stock options and SARs granted during the period under the Black-Scholes valuation model.

Year ended December 31,	**2007**	2006	2005
Weighted-average annualized valuation assumptions			
Risk-free interest rate	**4.78%**	5.11%	4.25%
Expected dividend yield	**3.18**	2.89	3.79
Expected common stock price volatility	**33**	23	37
Expected life (in years)	**6.8**	6.8	6.8

Prior to the adoption of SFAS 123R, the Firm used the historical volatility of its common stock price as the expected volatility assumption in valuing options. The Firm completed a review of its expected volatility assumption in 2006. Effective October 1, 2006, JPMorgan Chase began to value its employee stock options granted or modified after that date using an expected volatility assumption derived from the implied volatility of its publicly traded stock options.

The expected life assumption is an estimate of the length of time that an employee might hold an option or SAR before it is exercised or canceled. The expected life assumption was developed using historic experience.

Note 11 – Noninterest expense

Merger costs

On July 1, 2004, Bank One Corporation merged with and into JPMorgan Chase ("the Merger"). Costs associated with the Merger and the Bank of New York transaction are reflected in the Merger costs caption of the Consolidated statements of income. A summary of such costs, by expense category, is shown in the following table for 2007, 2006 and 2005.

Year ended December 31, (in millions)	2007	2006	2005
Expense category			
Compensation	**$ (19)**	$ 26	$ 238
Occupancy	**17**	25	(77)
Technology and communications and other	**188**	239	561
Bank of New York transaction[(a)]	**23**	15	—
Total[(b)]	**$ 209**	$ 305	$ 722

(a) Represents Compensation and Technology and communications and other.
(b) With the exception of occupancy-related write-offs, all of the costs in the table require the expenditure of cash.

The table below shows the change in the liability balance related to the costs associated with the Merger.

Year ended December 31, (in millions)	2007	2006	2005
Liability balance, beginning of period	**$ 155**	$ 311	$ 952
Recorded as merger costs	**186**	290	722
Recorded as goodwill	**(60)**	—	(460)
Liability utilized	**(281)**	(446)	(903)
Liability balance, end of period[(a)]	**$ —**	$ 155	$ 311

(a) Excludes $10 million and $21 million at December 31, 2007 and 2006, respectively, related to the Bank of New York transaction.

Note 12 – Securities

Securities are classified as AFS, Held-to-maturity ("HTM") or Trading. Trading securities are discussed in Note 6 on page 122 of this Annual Report. Securities are classified primarily as AFS when purchased as part of the Firm's management of its structural interest rate risk. AFS securities are carried at fair value on the Consolidated balance sheets. Unrealized gains and losses after any applicable SFAS 133 hedge accounting adjustments are reported as net increases or decreases to Accumulated other comprehensive income (loss). The specific identification method is used to determine realized gains and losses on AFS securities, which are included in Securities gains (losses) on the Consolidated statements of income. Securities that the Firm has the positive intent and ability to hold to maturity are classified as HTM and are carried at amortized cost on the Consolidated balance sheets. The Firm has not classified new purchases of securities as HTM for the past several years.

The following table presents realized gains and losses from AFS securities.

Year ended December 31, (in millions)	2007	2006	2005
Realized gains	**$ 667**	$ 399	$ 302
Realized losses	**(503)**	(942)	(1,638)
Net realized Securities gains (losses)[(a)]	**$ 164**	$ (543)	$ (1,336)

(a) Proceeds from securities sold were within approximately 2% of amortized cost.

The amortized cost and estimated fair value of AFS and HTM securities were as follows for the dates indicated.

	2007				2006			
December 31, (in millions)	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale securities								
U.S. government and federal agency obligations:								
U.S. treasuries	**$ 2,470**	**$ 14**	**$ 2**	**$ 2,482**	$ 2,398	$ —	$ 23	$ 2,375
Mortgage-backed securities	**8**	**1**	**—**	**9**	32	2	1	33
Agency obligations	**73**	**9**	**—**	**82**	78	8	—	86
U.S. government-sponsored enterprise obligations	**62,511**	**643**	**55**	**63,099**	75,434	334	460	75,308
Obligations of state and political subdivisions	**92**	**1**	**2**	**91**	637	17	4	650
Debt securities issued by non-U.S. governments	**6,804**	**18**	**28**	**6,794**	6,150	7	52	6,105
Corporate debt securities	**1,927**	**1**	**4**	**1,924**	611	1	3	609
Equity securities	**4,124**	**55**	**1**	**4,178**	3,689	125	1	3,813
Other[(a)]	**6,779**	**48**	**80**	**6,747**	2,890	50	2	2,938
Total available-for-sale securities	**$ 84,788**	**$ 790**	**$ 172**	**$ 85,406**	$ 91,919	$ 544	$ 546	$ 91,917
Held-to-maturity securities[(b)]								
Total held-to-maturity securities	**$ 44**	**$ 1**	**$ —**	**$ 45**	$ 58	$ 2	$ —	$ 60

(a) Primarily includes privately issued mortgage-backed securities and negotiable certificates of deposit.
(b) Consists primarily of mortgage-backed securities issued by U.S. government-sponsored entities.

The following table presents the fair value and gross unrealized losses for AFS securities by aging category at December 31.

2007 (in millions)	Securities with gross unrealized losses: Less than 12 months: Fair value	Less than 12 months: Gross unrealized losses	12 months or more: Fair value	12 months or more: Gross unrealized losses	Total Fair value	Total Gross unrealized losses
Available-for-sale securities						
U.S. government and federal agency obligations:						
U.S. treasuries	$ 175	$ 2	$ —	$ —	$ 175	$ 2
Mortgage-backed securities	—	—	—	—	—	—
Agency obligations	—	—	—	—	—	—
U.S. government-sponsored enterprise obligations	—	—	1,345	55	1,345	55
Obligations of state and political subdivisions	21	2	—	—	21	2
Debt securities issued by non-U.S. governments	335	3	1,928	25	2,263	28
Corporate debt securities	1,126	3	183	1	1,309	4
Equity securities	—	—	4	1	4	1
Other	3,193	64	285	16	3,478	80
Total securities with gross unrealized losses	**$ 4,850**	**$ 74**	**$ 3,745**	**$ 98**	**$ 8,595**	**$ 172**

2006 (in millions)	Securities with gross unrealized losses: Less than 12 months: Fair value	Less than 12 months: Gross unrealized losses	12 months or more: Fair value	12 months or more: Gross unrealized losses	Total Fair value	Total Gross unrealized losses
Available-for-sale securities						
U.S. government and federal agency obligations:						
U.S. treasuries	$ 2,268	$ 23	$ —	$ —	$ 2,268	$ 23
Mortgage-backed securities	8	1	—	—	8	1
Agency obligations	—	—	—	—	—	—
U.S. government-sponsored enterprise obligations	17,877	262	6,946	198	24,823	460
Obligations of state and political subdivisions	—	—	180	4	180	4
Debt securities issued by non-U.S. governments	3,141	13	2,354	39	5,495	52
Corporate debt securities	387	3	—	—	387	3
Equity securities	17	1	—	—	17	1
Other	1,556	1	82	1	1,638	2
Total securities with gross unrealized losses	$25,254	$304	$ 9,562	$242	$34,816	$ 546

Impairment of AFS securities is evaluated considering numerous factors, and their relative significance varies case-by-case. Factors considered include the length of time and extent to which the market value has been less than cost; the financial condition and near-term prospects of the issuer of a security; and the Firm's intent and ability to retain the security in order to allow for an anticipated recovery in fair value. If, based upon an analysis of each of the above factors, it is determined that the impairment is other-than-temporary, the carrying value of the security is written down to fair value, and a loss is recognized through earnings.

Included in the $172 million of gross unrealized losses on AFS securities at December 31, 2007, was $98 million of unrealized losses that have existed for a period greater than 12 months. These securities are predominately rated AAA and the unrealized losses are primarily due to overall increases in market interest rates and not concerns regarding the underlying credit of the issuers. The majority of the securities with unrealized losses aged greater than 12 months are obligations of U.S. government-sponsored enterprises and have a fair value at December 31, 2007, that is within 4% of their amortized cost basis.

Due to the issuers' continued satisfaction of their obligations under the contractual terms of the securities, the Firm's evaluation of the fundamentals of the issuers' financial condition and other objective evidence, and the Firm's consideration of its intent and ability to hold the securities for a period of time sufficient to allow for the anticipated recovery in the market value of the securities, the Firm believes that these securities were not other-than-temporarily impaired as of December 31, 2007 and 2006.

The following table presents the amortized cost, estimated fair value and average yield at December 31, 2007, of JPMorgan Chase's AFS and HTM securities by contractual maturity.

By remaining maturity at **December 31, 2007** (in millions, except rates)	Available-for-sale securities			Held-to-maturity securities		
	Amortized cost	Fair value	Average yield[b]	Amortized cost	Fair value	Average yield[b]
Due in one year or less	$ 6,669	$ 6,673	4.28%	$ —	$ —	—%
Due after one year through five years	6,264	6,280	3.63	—	—	—
Due after five years through 10 years	1,315	1,286	4.66	40	41	6.88
Due after 10 years[a]	70,540	71,167	5.57	4	4	6.07
Total securities	$ 84,788	$ 85,406	5.31%	$ 44	$ 45	6.81%

(a) Includes securities with no stated maturity. Substantially all of the Firm's mortgage-backed securities and collateralized mortgage obligations are due in 10 years or more based upon contractual maturity. The estimated duration, which reflects anticipated future prepayments based upon a consensus of dealers in the market, is approximately four years for mortgage-backed securities and collateralized mortgage obligations.
(b) The average yield is based upon amortized cost balances at year-end. Yields are derived by dividing interest income by total amortized cost. Taxable-equivalent yields are used where applicable.

Note 13 – Securities financing activities

JPMorgan Chase enters into resale agreements, repurchase agreements, securities borrowed transactions and securities loaned transactions, primarily to finance the Firm's inventory positions, acquire securities to cover short positions and settle other securities obligations. The Firm also enters into these transactions to accommodate customers' needs.

Resale agreements and repurchase agreements are generally treated as collateralized financing transactions carried on the Consolidated balance sheets at the amounts the securities will be subsequently sold or repurchased, plus accrued interest. On January 1, 2007, pursuant to the adoption of SFAS 159, the Firm elected fair value measurement for certain resale and repurchase agreements. For a further discussion of SFAS 159, see Note 5 on pages 119–121 of this Annual Report. These agreements continue to be reported within Securities purchased under resale agreements and Securities sold under repurchase agreements on the Consolidated balance sheets. Generally for agreements carried at fair value, current period interest accruals are recorded within Interest income and Interest expense with changes in fair value reported in Principal transactions revenue. However, for financial instruments containing embedded derivatives that would be separately accounted for in accordance with SFAS 133, all changes in fair value, including any interest elements, are reported in Principal transactions revenue. Where appropriate, resale and repurchase agreements with the same counterparty are reported on a net basis in accordance with FIN 41. JPMorgan Chase takes possession of securities purchased under resale agreements. On a daily basis, JPMorgan Chase monitors the market value of the underlying collateral, primarily U.S. and non-U.S. government and agency securities that it has received from its counterparties, and requests additional collateral when necessary.

Transactions similar to financing activities that do not meet the SFAS 140 definition of a repurchase agreement are accounted for as "buys" and "sells" rather than financing transactions. These transactions are accounted for as a purchase (sale) of the underlying securities with a forward obligation to sell (purchase) the securities. The forward purchase (sale) obligation, a derivative, is recorded on the Consolidated balance sheets at its fair value, with changes in fair value recorded in Principal transactions revenue.

Securities borrowed and securities lent are recorded at the amount of cash collateral advanced or received. Securities borrowed consist primarily of government and equity securities. JPMorgan Chase monitors the market value of the securities borrowed and lent on a daily basis and calls for additional collateral when appropriate. Fees received or paid are recorded in Interest income or Interest expense.

December 31, (in millions)	**2007**	2006
Securities purchased under resale agreements[a]	**$169,305**	$122,479
Securities borrowed	**84,184**	73,688
Securities sold under repurchase agreements[b]	**$126,098**	$143,253
Securities loaned	**10,922**	8,637

(a) Included resale agreements of $19.1 billion accounted for at fair value at December 31, 2007.
(b) Included repurchase agreements of $5.8 billion accounted for at fair value at December 31, 2007.

JPMorgan Chase pledges certain financial instruments it owns to collateralize repurchase agreements and other securities financings. Pledged securities that can be sold or repledged by the secured party are identified as financial instruments owned (pledged to various parties) on the Consolidated balance sheets.

At December 31, 2007, the Firm had received securities as collateral that could be repledged, delivered or otherwise used with a fair value of approximately $357.6 billion. This collateral was generally obtained under resale or securities borrowing agreements. Of these securities, approximately $333.7 billion were repledged, delivered or otherwise used, generally as collateral under repurchase agreements, securities lending agreements or to cover short sales.

Note 14 – Loans

The accounting for a loan may differ based upon the type of loan and/or its use in an investing or trading strategy. The measurement framework for Loans in the consolidated financial statements is one of the following:

- At the principal amount outstanding, net of the Allowance for loan losses, unearned income and any net deferred loan fees for loans held-for-investment;
- At the lower of cost or fair value, with valuation changes recorded in Noninterest revenue for loans that are classified as held-for-sale; or
- At fair value, with changes in fair value recorded in Noninterest revenue for loans classified as Trading assets or risk managed on a fair value basis.

See Note 5 on pages 119–121 of this Annual Report for further information on the Firm's elections of fair value accounting under SFAS 159. See Note 6 on page 122 of this Annual Report for further information on loans carried at fair value and classified as trading assets.

Interest income is recognized using the interest method, or on a basis approximating a level rate of return over the term of the loan.

Loans within the held-for-investment portfolio that management decides to sell are transferred to the held-for-sale portfolio. Transfers to held-for-sale are recorded at the lower of cost or fair value on the date of transfer. Losses attributed to credit losses are charged off to the Allowance for loan losses and losses due to changes in interest rates, or exchange rates, are recognized in Noninterest revenue.

Nonaccrual loans are those on which the accrual of interest is discontinued. Loans (other than certain consumer loans discussed below) are placed on nonaccrual status immediately if, in the opinion of management, full payment of principal or interest is in doubt, or when principal or interest is 90 days or more past due and collateral, if any, is insufficient to cover principal and interest. Interest accrued but not collected at the date a loan is placed on nonaccrual status is reversed against Interest income. In addition, the amortization of net deferred loan fees is suspended. Interest income on nonaccrual loans is recognized only to the extent it is received in cash. However, where there is doubt regarding the ultimate collectibility of loan principal, all cash thereafter received is applied to reduce the carrying value of such loans. Loans are restored to accrual status only when interest and principal payments are brought current and future payments are reasonably assured. Loans are charged off to the Allowance for loan losses when it is highly certain that a loss has been realized.

Consumer loans are generally charged to the Allowance for loan losses upon reaching specified stages of delinquency, in accordance with the Federal Financial Institutions Examination Council policy. For example, credit card loans are charged off by the end of the month in which the account becomes 180 days past due or within 60 days from receiving notification of the filing of bankruptcy, whichever is earlier. Residential mortgage products are generally charged off to net realizable value at no later than180 days past due. Other consumer products, if collateralized, are generally charged off to net realizable value at 120 days past due. Accrued interest on residential mortgage products, automobile financings, education financings and certain other consumer loans are accounted for in accordance with the nonaccrual loan policy discussed in the preceding paragraph. Interest and fees related to credit card loans continue to accrue until the loan is charged off or paid in full. Accrued interest on all other consumer loans is generally reversed against Interest income when the loan is charged off. A collateralized loan is considered an in-substance foreclosure and is reclassified to assets acquired in loan satisfactions, within Other assets, only when JPMorgan Chase has taken physical possession of the collateral, regardless of whether formal foreclosure proceedings have taken place.

The composition of the loan portfolio at each of the dates indicated was as follows.

December 31, (in millions)	2007	2006
U.S. wholesale loans:		
Commercial and industrial	**$ 97,347**	$ 77,788
Real estate	**13,388**	14,237
Financial institutions	**14,760**	14,103
Lease financing	**2,353**	2,608
Other	**5,405**	9,950
Total U.S. wholesale loans	**133,253**	118,686
Non-U.S. wholesale loans:		
Commercial and industrial	**59,153**	43,428
Real estate	**2,110**	1,146
Financial institutions	**17,225**	19,163
Lease financing	**1,198**	1,174
Other	**137**	145
Total non-U.S. wholesale loans	**79,823**	65,056
Total wholesale loans:[(a)]		
Commercial and industrial	**156,500**	121,216
Real estate[(b)]	**15,498**	15,383
Financial institutions	**31,985**	33,266
Lease financing	**3,551**	3,782
Other	**5,542**	10,095
Total wholesale loans	**213,076**	183,742
Total consumer loans:[(c)]		
Home equity	**94,832**	85,730
Mortgage	**56,031**	59,668
Auto loans and leases	**42,350**	41,009
Credit card[(d)]	**84,352**	85,881
Other	**28,733**	27,097
Total consumer loans	**306,298**	299,385
Total loans[(e)(f)]	**$ 519,374**	$483,127
Memo:		
Loans held-for-sale	**$ 18,899**	$ 55,251
Loans at fair value	**8,739**	—
Total loans held-for-sale and loans at fair value	**$ 27,638**	$ 55,251

(a) Includes Investment Bank, Commercial Banking, Treasury & Securities Services and Asset Management.
(b) Represents credits extended for real estate–related purposes to borrowers who are primarily in the real estate development or investment businesses and for which the primary repayment is from the sale, lease, management, operations or refinancing of the property.
(c) Includes Retail Financial Services, Card Services and the Corporate segment.
(d) Includes billed finance charges and fees net of an allowance for uncollectible amounts.
(e) Loans (other than those for which SFAS 159 fair value option has been elected) are presented net of unearned income and net deferred loan fees of $1.0 billion and $1.3 billion at December 31, 2007 and 2006, respectively.
(f) As a result of the adoption of SFAS 159, certain loans are accounted for at fair value and reported in Trading assets and therefore, such loans are no longer included in loans at December 31, 2007.

The following table reflects information about the Firm's loan sales.

Year ended December 31, (in millions)	2007	2006[b]	2005[b]
Net gains/(losses) on sales of loans (including lower of cost or fair value adjustments)[a]	**$ 99**	$ 672	$ 464

(a) Excludes sales related to loans accounted for at fair value.
(b) Prior periods have been revised to reflect the current presentation.

Impaired loans

JPMorgan Chase accounts for and discloses nonaccrual loans as impaired loans and recognizes their interest income as discussed previously for nonaccrual loans. The following are excluded from impaired loans: small-balance, homogeneous consumer loans; loans carried at fair value or the lower of cost or fair value; debt securities; and leases.

The table below sets forth information about JPMorgan Chase's impaired loans. The Firm primarily uses the discounted cash flow method for valuing impaired loans.

December 31, (in millions)	2007	2006
Impaired loans with an allowance	**$ 782**	$ 623
Impaired loans without an allowance[a]	**28**	66
Total impaired loans	**$ 810**	$ 689
Allowance for impaired loans under SFAS 114[b]	**224**	153

(a) When the discounted cash flows, collateral value or market price equals or exceeds the carrying value of the loan, then the loan does not require an allowance under SFAS 114.
(b) The allowance for impaired loans under SFAS 114 is included in JPMorgan Chase's Allowance for loan losses.

Year ended December 31, (in millions)	2007	2006	2005
Average balance of impaired loans during the period	**$ 645**	$ 990	$ 1,478
Interest income recognized on impaired loans during the period	**—**	2	5

Note 15 – Allowance for credit losses

JPMorgan Chase's Allowance for loan losses covers the wholesale (risk-rated) and consumer (scored) loan portfolios and represents management's estimate of probable credit losses inherent in the Firm's loan portfolio. Management also computes an allowance for wholesale lending-related commitments using a methodology similar to that used for the wholesale loans.

The Allowance for loan losses includes an asset-specific component and a formula-based component. The asset-specific component relates to provisions for losses on loans considered impaired and measured pursuant to SFAS 114. An allowance is established when the discounted cash flows (or collateral value or observable market price) of the loan is lower than the carrying value of that loan. To compute the asset-specific component of the allowance, larger impaired loans are evaluated individually, and smaller impaired loans are evaluated as a pool using historical loss experience for the respective class of assets.

The formula-based component covers performing wholesale and consumer loans. It is based on a statistical calculation, which is adjusted to take into consideration model imprecision, external factors and current economic events that have occurred but are not yet reflected in the factors used to derive the statistical calculation. The statistical calculation is the product of probability of default ("PD") and loss given default ("LGD"). For risk-rated loans (generally loans originated by the wholesale lines of business), these factors are differentiated by risk rating and maturity. PD estimates are based on observable external data, primarily credit-rating agency default statistics. LGD estimates are based on a study of actual credit losses over more than one credit cycle. For scored loans (generally loans originated by the consumer lines of business), loss is primarily determined by applying statistical loss factors and other risk indicators to pools of loans by asset type.

Management applies its judgment within estimated ranges to adjust the statistical calculation. Where adjustments are made to the statistical calculation for the risk-rated portfolios, the estimated ranges and the determination of the appropriate point within the range are based upon management's view of the quality of underwriting standards, relevant internal factors affecting the credit quality of the current portfolio and external factors such as current macroeconomic and political conditions that have occurred but are not yet reflected in the loss factors. Factors related to concentrated and deteriorating industries are also incorporated into the calculation where relevant. Adjustments to the statistical calculation for the scored loan portfolios are accomplished in part by analyzing the historical loss experience for each major product segment. The estimated ranges and the determination of the appropriate point within the range are based upon management's view of uncertainties that relate to current macroeconomic and political conditions, the quality of underwriting standards, and other relevant internal and external factors affecting the credit quality of the portfolio.

The Allowance for lending-related commitments represents management's estimate of probable credit losses inherent in the Firm's process of extending credit. Management establishes an asset-specific allowance for lending-related commitments that are considered impaired and computes a formula-based allowance for performing wholesale lending-related commitments. These are computed using a methodology similar to that used for the wholesale loan portfolio, modified for expected maturities and probabilities of drawdown.

At least quarterly, the allowance for credit losses is reviewed by the Chief Risk Officer, the Chief Financial Officer and the Controller of the Firm and discussed with the Risk Policy and Audit Committees of the Board of Directors of the Firm. As of December 31, 2007, JPMorgan Chase deemed the allowance for credit losses to be appropriate (i.e., sufficient to absorb losses that are inherent in the portfolio, including those not yet identifiable).

The table below summarizes the changes in the Allowance for loan losses.

Year ended December 31, (in millions)	2007	2006	2005
Allowance for loan losses at January 1	**$ 7,279**	$ 7,090	$ 7,320
Cumulative effect of change in accounting principles[(a)]	**(56)**	—	—
Allowance for loan losses at January 1, adjusted	**7,223**	7,090	7,320
Gross charge-offs	**(5,367)**	(3,884)	(4,869)
Gross recoveries	**829**	842	1,050
Net charge-offs	**(4,538)**	(3,042)	(3,819)
Provision for loan losses	**6,538**	3,153	3,575
Other[(b)]	**11**	78	14
Allowance for loan losses at December 31	**$ 9,234**	$ 7,279	$ 7,090
Components:			
Asset-specific[(c)]	**$ 188**	$ 118	$ 247
Formula-based[(c)]	**9,046**	7,161	6,843
Total Allowance for loan losses	**$ 9,234**	$ 7,279	$ 7,090

(a) Reflects the effect of the adoption of SFAS 159 at January 1, 2007. For a further discussion of SFAS 159, see Note 5 on pages 119–121of this Annual Report.
(b) 2006 amount primarily relates to loans acquired in the Bank of New York transaction.
(c) Prior periods have been revised to reflect current presentation.

The table below summarizes the changes in the Allowance for lending-related commitments.

Year ended December 31, (in millions)	2007	2006	2005
Allowance for lending-related commitments at January 1	**$ 524**	$ 400	$ 492
Provision for lending-related commitments	**326**	117	(92)
Other[(a)]	**—**	7	—
Allowance for lending-related commitments at December 31	**$ 850**	$ 524	$ 400
Components:			
Asset-specific	**$ 28**	$ 33	$ 60
Formula-based	**822**	491	340
Total Allowance for lending-related commitments	**$ 850**	$ 524	$ 400

(a) 2006 amount relates to the Bank of New York transaction.

Note 16 – Loan securitizations

JPMorgan Chase securitizes and sells a variety of its consumer and wholesale loans, including warehouse loans that are classified in Trading assets. Consumer activities include securitizations of residential real estate, credit card, automobile and education loans that are originated or purchased by RFS and Card Services ("CS"). Wholesale activities include securitizations of purchased residential real estate loans and commercial loans (primarily real estate–related) originated by the IB.

JPMorgan Chase–sponsored securitizations utilize SPEs as part of the securitization process. These SPEs are structured to meet the definition of a QSPE (as discussed in Note 1 on page 108 of this Annual Report); accordingly, the assets and liabilities of securitization-related QSPEs are not reflected in the Firm's Consolidated balance sheets (except for retained interests, as described below) but are included on the balance sheet of the QSPE purchasing the assets. The primary purpose of these vehicles is to meet investor needs and to generate liquidity for the Firm through the sale of loans to the QSPEs. Assets held by JPMorgan Chase-sponsored securitization-related QSPEs as of December 31, 2007 and 2006, were as follows.

December 31, (in billions)	2007	2006
Consumer activities		
Credit card	**$ 92.7**	$ 86.4
Auto	**2.3**	4.9
Residential mortgage:		
Prime[(a)]	**51.1**	34.3
Subprime	**10.6**	6.4
Education loans	**1.1**	—
Wholesale activities		
Residential mortgage:		
Prime[(a)]	**20.5**	18.1
Subprime	**13.1**	25.7
Commercial and other[(b)(c)]	**109.6**	87.1
Total	**$ 301.0**	$ 262.9

(a) Includes Alt-A loans.
(b) Cosponsored securitizations include non-JPMorgan Chase originated assets.
(c) Commercial and other consists of commercial loans (primarily real estate) and non-mortgage consumer receivables purchased from third parties.

The Firm records a loan securitization as a sale when the accounting criteria for a sale are met. Those criteria are: (1) the transferred assets are legally isolated from the Firm's creditors; (2) the entity can pledge or exchange the financial assets or, if the entity is a QSPE, its investors can pledge or exchange their interests; and (3) the Firm does not maintain effective control to repurchase the transferred assets before their maturity or have the ability to unilaterally cause the holder to return the transferred assets.

For loan securitizations that meet the accounting sales criteria, the gains or losses recorded depend, in part, on the carrying amount of the loans sold and are allocated between the loans sold and the retained interests, based upon their relative fair values at the date of sale. Gains on securitizations are reported in Noninterest revenue. When quoted market prices for the retained interests are not available, the Firm estimates the fair value for these retained interests by determining the present value of future expected cash flows using modeling techniques. Such models incorporate management's best estimates of key variables, such as expected credit losses, prepayment speeds and the discount rates appropriate for the risks involved.

Interests in the securitized loans may be retained by the Firm in the form of senior or subordinated interest-only strips, senior and subordinated tranches and escrow accounts. The classification of retained interests is dependent upon several factors, including the type of interest (e.g., whether the retained interest is represented by a security certificate) and when it was retained, due to the adoption of SFAS 155. The Firm has elected to fair value all interests in securitized loans retained after December 31, 2005, that have an embedded derivative required to be bifurcated under SFAS 155; these retained interests are classified primarily as Trading assets. Retained interests related to wholesale securitization activities are classified as Trading assets. Prior to the adoption of SFAS 155, for consumer activities, senior and subordinated retained interests represented by a security certificate were classified as AFS; retained interests not represented by a security certificate were classified in Other assets.

For those retained interests that are subject to prepayment risk (such that JPMorgan Chase may not recover substantially all of its investment) but are not required to be bifurcated under SFAS 155, the retained interests are recorded at fair value; subsequent adjustments are reflected in earnings or in Other comprehensive income (loss). Retained interests classified as AFS are subject to the impairment provisions of EITF 99-20.

Credit card securitization trusts require the Firm to maintain a minimum undivided interest in the trusts, representing the Firm's interests in the receivables transferred to the trust that have not been securitized. These seller's interests are not represented by security certificates. The Firm's undivided interests are carried at historical cost and are classified in Loans.

2007, 2006 and 2005 Securitization activity

The following tables summarize new securitization transactions that were completed during 2007, 2006 and 2005; the resulting gains arising from such securitizations; certain cash flows received from such securitizations; and the key economic assumptions used in measuring the retained interests (if any) other than residential MSRs (for a discussion of residential MSRs, see Note 18 on pages 154–157 of this Annual Report), as of the dates of such sales.

Year ended December 31, 2007 (in millions, except rates and where otherwise noted)	Consumer activities					Wholesale activities		
			Residential mortgage			Residential mortgage		
	Credit card	Auto	Prime[c]	Subprime[f]	Education loans	Prime[c]	Subprime	Commercial and other
Principal securitized	$ 21,160	$ —	$ 22,778	$ 6,150	$ 1,168	$ 9,306	$ 613	$ 12,797
Pretax gains	177	—	26[d]	43	51	2[d]	—	—
Cash flow information:								
Proceeds from securitizations	$ 21,160	$ —	$ 22,572	$ 6,236	$ 1,168	$ 9,219	$ 608	$ 13,038
Servicing fees collected	179	—	36	17	2	—	—	7
Other cash flows received	935	—	—	—	—	—	—	—
Proceeds from collections reinvested in revolving securitizations	148,946	—	—	—	—	—	—	—
Key assumptions (rates per annum):								
Prepayment rate[a]	20.4% PPR		14.8-24.2% CPR		1.0-8.0% CPR	13.7-37.2% CPR	30.0-48.0% CPR	0.0-8.0% CPR
Weighted-average life (in years)	0.4		3.2-4.0		9.3	1.3-5.4	2.3-2.8	1.3-10.2
Expected credit losses	3.5-3.9%		—%[e]		—%[e]	0.6-1.6%	1.2-2.2%	0.0-1.0%[e]
Discount rate	12.0%		5.8-13.8%		9.0%	6.3-20.0%	12.1-26.7%	10.0-14.0%

Year ended December 31, 2006 (in millions, except rates and where otherwise noted)	Consumer activities					Wholesale activities		
			Residential mortgage		Education loans	Residential mortgage		Commercial and other
	Credit card	Auto	Prime[c]	Subprime[f]		Prime[c]	Subprime	
Principal securitized	$ 9,735	$ 2,405	$ 14,179	$ 2,624	$ —	$ 16,075	$ 14,735	$ 13,858
Pretax gains (losses)	67	—	42	43	—	11	150	129
Cash flow information:								
Proceeds from securitizations	$ 9,735	$ 1,745	$ 14,102	$ 2,652	$ —	$ 16,065	$ 14,983	$ 14,248
Servicing fees collected	88	3	16	2	—	—	—	1
Other cash flows received	401	—	—	—	—	35	—	95
Proceeds from collections reinvested in revolving securitizations	151,186	—	—	—	—	—	—	—
Key assumptions (rates per annum):								
Prepayment rate[a]	20.0–22.2% PPR	1.4-1.5% ABS	18.2-24.6% CPR			10.0-41.3% CPR	36.0–45.0% CPR	0.0–36.2% CPR
Weighted-average life (in years)	0.4	1.4–1.9	3.0-3.6			1.7-4.0	1.5–2.4	1.5–6.1
Expected credit losses	3.3–4.2%	0.3–0.7%	—%[e]			0.1-3.3%	1.1-2.1%	0.0–0.9%[e]
Discount rate	12.0%	7.6–7.8%	8.4-12.7%			16.0-26.2%	15.1–22.0%	3.8–14.0%

Year ended December 31, 2005 (in millions, except rates and where otherwise noted)	Consumer activities					Wholesale activities		
			Residential mortgage		Education loans	Residential mortgage		Commercial and other
	Credit card	Auto	Prime[c]	Subprime[f]		Prime[c]	Subprime	
Principal securitized	$ 15,145	$ 3,762	$ 18,125	$ —	$ —	$ 5,447	$ 5,952	$ 11,292
Pretax gains (losses)	101	9[b]	21	—	—	3	(6)	134
Cash flow information:								
Proceeds from securitizations	$ 14,844	$ 2,622	$ 18,093	$ —	$ —	$ 5,434	$ 6,060	$ 11,398
Servicing fees collected	94	4	17	—	—	—	—	—
Other cash flows received	298	—	—	—	—	—	—	3
Proceeds from collections reinvested in revolving securitizations	129,696	—	—	—	—	—	—	—
Key assumptions (rates per annum):								
Prepayment rate[a]	16.7–20.0% PPR	1.5% ABS	9.1-12.1% CPR				22.0–43.0% CPR	0.0–50.0% CPR
Weighted-average life (in years)	0.4–0.5	1.4–1.5	5.6-6.7				1.4–2.6	1.0–4.4
Expected credit losses	4.7–5.7%	0.6–0.7%	—%[e]				0.6–2.0%	—%[e]
Discount rate	12.0%	6.3–7.3%	13.0-13.3%				16.0–18.5%	0.6–0.9%

(a) PPR: principal payment rate; ABS: absolute prepayment speed; CPR: constant prepayment rate.
(b) The auto securitization gain of $9 million does not include the write-down of loans transferred to held-for-sale in 2005 and risk management activities intended to protect the economic value of the loans while held-for-sale.
(c) Includes Alt-A loans.
(d) As of January 1, 2007, the Firm adopted the fair value election for the IB warehouse and a portion of the RFS mortgage warehouse. The carrying value of these loans accounted for at fair value approximates the proceeds received from securitization.
(e) Expected credit losses for prime residential mortgage, education and certain wholesale securitizations are minimal and are incorporated into other assumptions.
(f) Interests in subprime residential mortgage securitizations for consumer activities are held by the Investment Bank and the key assumptions used in measuring these retailed interests are reported under subprime residential mortgages for wholesale activities.

In addition to the amounts reported for securitization activity in the preceding table, the Firm sold residential mortgage loans totaling $81.8 billion, $53.7 billion and $52.5 billion during 2007, 2006 and 2005, respectively, primarily for securitization by the Government National Mortgage Association ("GNMA"), Federal National Mortgage Association ("FNMA") and Federal Home Loan Mortgage Corporation ("Freddie Mac"); these sales resulted in pretax gains of $47 million, $251 million and $293 million, respectively.

Retained servicing

JPMorgan Chase retains servicing responsibilities for all originated and for certain purchased residential mortgage, credit card and automobile loan securitizations and for certain commercial activity securitizations it sponsors, and receives servicing fees based upon the securitized loan balance plus certain ancillary fees. The Firm also retains the right to service the residential mortgage loans it sells to GNMA, FNMA and Freddie Mac. For a discussion of mortgage servicing rights, see Note 18 on pages 154–157 of this Annual Report.

The Firm provides mortgage servicing on a recourse and nonrecourse basis. In nonrecourse servicing, the principal credit risk to the Firm is the cost of temporary servicing advances of funds (i.e., normal servicing advances). In recourse servicing, the servicer agrees to share credit risk with the owner of the mortgage loans such as FNMA or Freddie Mac or with a private investor, insurer or guarantor. Losses on recourse servicing occur primarily when foreclosure sale proceeds of the property underlying a defaulted mortgage are less than the outstanding principal balance and accrued interest of the loan and the cost of holding and disposing of the underlying property. The Firm's mortgage loan securitizations are primarily nonrecourse, thereby effectively transferring the risk of future credit losses to the purchaser of the securities issued by the trust. As of December 31, 2007 and 2006, the amount of recourse obligations totaled $557 million and $649 million, respectively.

Retained securitizations interest

At both December 31, 2007 and 2006, the Firm had, with respect to its credit card master trusts, $18.6 billion and $19.3 billion, respectively, related to undivided interests, and $2.7 billion and $2.5 billion, respectively, related to subordinated interests in accrued interest and fees on the securitized receivables, net of an allowance for uncollectible amounts. Credit card securitization trusts require the Firm to maintain a minimum undivided interest of 4% to 12% of the principal receivables in the trusts. The Firm maintained an average undivided interest in principal receivables in the trusts of approximately 19% for 2007 and 21% for 2006. The Firm also maintains escrow accounts up to predetermined limits for some credit card, automobile and education securitizations to cover the unlikely event of deficiencies in cash flows owed to investors. The amounts available in such escrow accounts are recorded in Other assets and, as of December 31, 2007, amounted to $97 million, $21 million and $3 million for credit card, automobile and education securitizations, respectively; as of December 31, 2006, these amounts were $153 million and $56 million for credit card and automobile securitizations, respectively.

The following table summarizes other retained securitization interests, which are primarily subordinated or residual interests, and are carried at fair value on the Firm's Consolidated balance sheets.

December 31, (in millions)	2007	2006
Consumer activities		
Credit card[a][b]	$ 887	$ 833
Auto[a][c]	85	168
Residential mortgage[a]:		
Prime[d]	128	43
Subprime	93	112
Education loans	55	—
Wholesale activities[e][f]		
Residential mortgages:		
Prime[d]	253	204
Subprime	294	828
Commercial and other	42	117
Total[g]	**$ 1,837**	$2,305

(a) Pretax unrealized gains/(losses) recorded in Stockholders' equity that relate to retained securitization interests on consumer activities totaled $(14) million and $3 million for credit card; $3 million and $4 million for automobile and $44 million and $51 million for residential mortgage at December 31, 2007 and 2006, respectively.

(b) The credit card retained interest amount noted above includes subordinated securities retained by the Firm totaling $284 million and $301 million at December 31, 2007 and 2006, respectively, that are classified as AFS securities. The securities are valued using quoted market prices and therefore are not included in the key economic assumptions and sensitivities table that follows.

(c) In addition to these auto retained interests, the Firm had $188 million of senior securities at December 31, 2006, that were classified as AFS securities. These securities were valued using quoted market prices and therefore were not included in the key economic assumption and sensitivities table that follows. The Firm did not have any such securities at December 31, 2007.

(d) Includes Alt-A loans.

(e) In addition to these wholesale retained interests, the Firm also retained subordinated securities totaling $22 million and $23 million at December 31, 2007 and 2006, respectively, predominately from resecuritizations activities that are classified as Trading assets. These securities are valued using quoted market prices and therefore are not included in the key assumptions and sensitivities table that follows.

(f) Some consumer activities securitization interests are retained by the Investment Bank and reported under Wholesale activities.

(g) In addition to the retained interests described above, the Firm also held investment-grade interests of $9.7 billion and $3.1 billion at December 31, 2007 and 2006, respectively, that the Firm expects to sell to investors in the normal course of its underwriting activity or that are purchased in connection with secondary market-making activities.

The table below outlines the key economic assumptions used to determine the fair value of the Firm's retained interests other than residential MSRs (for a discussion of residential MSRs, see Note 18 on pages 154–157 of this Annual Report) in its securitizations at December 31, 2007 and 2006, respectively; and it outlines the sensitivities of those fair values to immediate 10% and 20% adverse changes in those assumptions.

December 31, 2007 (in millions, except rates and where otherwise noted)	Consumer activities					Wholesale activities		
			Residential mortgage		Education	Residential mortgage		Commercial
	Credit card	Auto	Prime[c]	Subprime	loans	Prime[c]	Subprime	and other
Weighted-average life (in years)	**0.4–0.5**	**0.9**	**3.7**	**1.8**	**8.8**	**2.9-4.9**	**3.3**	**0.3–11.0**
Prepayment rate[a]	**15.6-18.9% PPR**	**1.4% ABS**	**21.1% CPR**	**26.2% CPR**	**1.0–8.0% CPR**	**19.0-25.3% CPR**	**25.6% CPR**	**0.0–50.0%[e] CPR**
Impact of 10% adverse change	**$ (59)**	**$ (1)**	**$ (8)**	**$ (1)**	**$ (1)**	**$ (6)**	**(29)**	**$ (1)**
Impact of 20% adverse change	**(118)**	**(1)**	**(13)**	**(1)**	**(2)**	**(12)**	**(53)**	**(2)**
Loss assumption	**3.3-4.6%**	**0.6%**	**—%[b]**	**1.0%**	**—%[b]**	**0.6-3.0%**	**4.1%**	**0.0–0.9%[b]**
Impact of 10% adverse change	**$ (117)**	**$ (2)**	**$ —**	**$ (2)**	**$ —**	**$ (13)**	**$ (66)**	**$ (1)**
Impact of 20% adverse change	**(234)**	**(3)**	**—**	**(5)**	**—**	**(25)**	**(115)**	**(1)**
Discount rate	**12.0%**	**6.8%**	**12.2%**	**15.0-30.0%[d]**	**9.0%**	**11.0-23.9%**	**19.3%**	**1.0–18.0%**
Impact of 10% adverse change	**$ (2)**	**$ —**	**$ (5)**	**$ (2)**	**$ (3)**	**$ (13)**	**$ (14)**	**$ —**
Impact of 20% adverse change	**(4)**	**(1)**	**(10)**	**(4)**	**(5)**	**(26)**	**(27)**	**(1)**

December 31, 2006 (in millions, except rates and where otherwise noted)	Consumer activities					Wholesale activities		
			Residential mortgage		Education	Residential mortgage		Commercial
	Credit card	Auto	Prime[c]	Subprime	loans	Prime[c]	Subprime	and other
Weighted-average life (in years)	0.4–0.5	1.1	3.4	0.2-1.2	—	2.3-2.5	1.9	0.2–5.9
Prepayment rate[a]	17.5–20.4% PPR	1.4% ABS	19.3% CPR	31.1-41.8% CPR	—	10.0-33.6% CPR	42.9% CPR	0.0–50.0%[e] CPR
Impact of 10% adverse change	$ (52)	$ (1)	$ (2)	$ (2)	$ —	$ (9)	$ (35)	$ (1)
Impact of 20% adverse change	(104)	(3)	(5)	(2)	—	(17)	(45)	(2)
Loss assumption	3.5–4.1%	0.7%	—%[b]	1.4-5.1%	—	0.1-0.7%	2.2%	0.0–1.3%[b]
Impact of 10% adverse change	$ (87)	$ (4)	$ —	$ (4)	$ —	$ (3)	$ (42)	$ (1)
Impact of 20% adverse change	(175)	(7)	—	(8)	—	(7)	(82)	(1)
Discount rate	12.0%	7.6%	8.4%	15.0–30.0%[d]	—	16.0-20.0%	16.9%	0.5–14.0%
Impact of 10% adverse change	$ (2)	$ (1)	$ (1)	$ (2)	$ —	$ (7)	$ (18)	$ (1)
Impact of 20% adverse change	(3)	(2)	(3)	(4)	—	(16)	(32)	(2)

(a) PPR: principal payment rate; ABS: absolute prepayment speed; CPR: constant prepayment rate.
(b) Expected credit losses for prime residential mortgage, education loans and certain wholesale securitizations are minimal and are incorporated into other assumptions.
(c) Includes Alt-A loans.
(d) Residual interests from subprime mortgage Net Interest Margin securitizations are valued using a 30% discount rate.
(e) Prepayment risk on certain wholesale retained interests for commercial and other are minimal and are incorporated into other assumptions.

The sensitivity analysis in the preceding table is hypothetical. Changes in fair value based upon a 10% or 20% variation in assumptions generally cannot be extrapolated easily because the relationship of the change in the assumptions to the change in fair value may not be linear. Also, in the table, the effect that a change in a particular assumption may have on the fair value is calculated without changing any other assumption. In reality, changes in one factor may result in changes in another, which might counteract or magnify the sensitivities.

Expected static-pool net credit losses include actual incurred losses plus projected net credit losses, divided by the original balance of the outstandings comprising the securitization pool. The table below displays the expected static-pool net credit losses for 2007, 2006 and 2005, based upon securitizations occurring in that year.

	Loans securitized in:[a]					
	2007		2006		2005	
	Residential mortgage[b]	Auto	Residential mortgage[b]	Auto	Residential mortgage[b]	Auto
December 31, 2007	**7.8%**	**NA**	16.1%	0.7%	11.6%	0.5%
December 31, 2006	**NA**	**NA**	4.4	0.6	3.5	0.7
December 31, 2005	**NA**	**NA**	NA	NA	3.3	0.9

(a) Static-pool losses are not applicable to credit card securitizations due to their revolving nature.
(b) Primarily includes subprime residential mortgages securitized as part of wholesale activities. Expected losses for prime residential mortgage securitizations are minimal for consumer activities.

The table below presents information about delinquencies, net charge-offs (recoveries) and components of reported and securitized financial assets at December 31, 2007 and 2006 (see footnote (c) below).

	Total Loans		Nonaccrual and 90 days or more past due[(e)]		Net loan charge-offs (recoveries) Year ended	
December 31, (in millions)	**2007**	2006	**2007**	2006	**2007**	2006
Home Equity	**$ 94,832**	$ 85,730	**$ 810**	$ 454	**$ 564**	$ 143
Mortgage	**56,031**	59,668	**1,798**	769	**190**	56
Auto loans and leases	**42,350**	41,009	**116**	132	**354**	238
Credit card	**84,352**	85,881	**1,554**	1,344	**3,116**	2,488
All other loans	**28,733**	27,097	**341**	322	**242**	139
Total consumer loans	**306,298**	299,385	**4,619[(f)]**	3,021[(f)]	**4,466**	3,064
Total wholesale loans	**213,076**	183,742	**589**	420	**72**	(22)
Total loans reported	**519,374**	483,127	**5,208**	3,441	**4,538**	3,042
Securitized consumer loans						
Residential mortgage:						
Prime[(a)]	**9,510**	4,180	**64**	1	**1**	1
Subprime	**2,823**	3,815	**146**	190	**46**	56
Automobile	**2,276**	4,878	**6**	10	**13**	15
Credit card	**72,701**	66,950	**1,050**	962	**2,380**	2,210
Other loans	**1,141**	—	**—**	—	**—**	—
Total consumer loans securitized	**88,451**	79,823	**1,266**	1,163	**2,440**	2,282
Securitized wholesale activities						
Residential mortgage:						
Prime[(a)]	**8,791**	12,528	**419**	63	**2**	—
Subprime	**12,156**	14,747	**2,710**	481	**361**	13
Commercial and other	**3,419**	13,756	**—**	6	**11**	3
Total securitized wholesale activities	**24,366**	41,031	**3,129**	550	**374**	16
Total loans securitized[(b)]	**112,817**	120,854	**4,395**	1,713	**2,814**	2,298
Total loans reported and securitized[(c)]	**$ 632,191[(d)]**	$603,981	**$ 9,603**	$ 5,154	**$ 7,352**	$ 5,340

(a) Includes Alt-A loans.
(b) Total assets held in securitization-related SPEs were $301.0 billion and $262.9 billion at December 31, 2007 and 2006, respectively. The $112.8 billion and $120.9 billion of loans securitized at December 31, 2007 and 2006, respectively, excludes $168.1 billion and $122.5 billion of securitized loans, in which the Firm's only continuing involvement is the servicing of the assets; $18.6 billion and $19.3 billion of seller's interests in credit card master trusts; and $1.5 billion and $256 million of escrow accounts and other assets, respectively.
(c) Represents both loans on the Consolidated balance sheets and loans that have been securitized, but excludes loans for which the Firm's only continuing involvement is servicing of the assets.
(d) Includes securitized loans that were previously recorded at fair value and classified as Trading assets.
(e) Includes nonperforming loans held-for-sale of $45 million and $120 million at December 31, 2007 and 2006, respectively.
(f) Excludes nonperforming assets related to (i) loans eligible for repurchase as well as loans repurchased from GNMA pools that are insured by U.S. government agencies of $1.5 billion and $1.2 billion at December 31, 2007 and 2006, respectively, and (ii) education loans that are 90 days past due and still accruing, which are insured by U.S. government agencies under the Federal Family Education Loan Program of $279 million and $219 million at December 31, 2007 and 2006, respectively. These amounts for GNMA and education loans are excluded, as reimbursement is proceeding normally.

Subprime adjustable-rate mortgage loan modifications

See the Glossary of Terms on page 183 of this Annual Report for the Firm's definition of subprime loans. Within the confines of the limited decision-making abilities of a QSPE under SFAS 140, the operating documents that govern existing subprime securitizations generally authorize the servicer to modify loans for which default is reasonably foreseeable, provided that the modification is in the best interests of the QSPE's beneficial interest holders, and would not result in a REMIC violation.

In December 2007, the American Securitization Forum ("ASF") issued the "Streamlined Foreclosure and Loss Avoidance Framework for Securitized Subprime Adjustable Rate Mortgage Loans" ("the Framework"). The Framework provides guidance for servicers to streamline evaluation procedures for borrowers with certain subprime adjustable rate mortgage ("ARM") loans to more efficiently provide modifications of such loans with terms that are more appropriate for the individual needs of such borrowers. The Framework applies to all first-lien subprime ARM loans that have a fixed rate of interest for an initial period of 36 months or less, are included in securitized pools, were originated between January 1, 2005, and July 31, 2007, and have an initial interest rate reset date between January 1, 2008, and July 31, 2010 ("ASF Framework Loans").

The Framework categorizes the population of ASF Framework Loans into three segments. Segment 1 includes loans where the borrower is current and is likely to be able to refinance into any available mortgage product. Segment 2 includes loans where the borrower is current, is unlikely to be able to refinance into any readily available mortgage industry product and meets certain defined criteria. Segment 3 includes loans where the borrower is not current, as defined, and does not meet the criteria for Segments 1 or 2.

ASF Framework Loans in Segment 2 of the Framework are eligible for fast-track modification under which the interest rate will be kept at the existing initial rate, generally for five years following the interest rate reset date. The Framework indicates that for Segment 2 loans, JPMorgan Chase, as servicer, may presume that the borrower will be unable to make payments pursuant to the original terms of the borrower's loan after the initial interest rate reset date. Thus, the Firm may presume that a default on that loan by the borrower is reasonably foreseeable unless the terms of the loan are modified. JPMorgan Chase has adopted the loss mitigation approaches under the Framework for securitized subprime loans that meet the specific Segment 2 screening criteria, and it expects to begin modifying Segment 2 loans by the end of the first quarter of 2008. The Firm believes that the adoption of the Framework will not affect the off-balance sheet accounting treatment of JPMorgan Chase-sponsored QSPEs that hold Segment 2 subprime loans.

The total amount of assets owned by Firm-sponsored QSPEs that hold ASF Framework Loans (including those loans that are not serviced by the Firm) as of December 31, 2007, was $20.0 billion. Of this amount, $9.7 billion relates to ASF Framework Loans serviced by the Firm. Based on current economic conditions, the Firm estimates that approximately 20%, 10% and 70% of the ASF Framework Loans it services that are owned by Firm-sponsored QSPEs will fall within Segments 1, 2 and 3, respectively. This estimate could change substantially as a result of unanticipated changes in housing values, economic conditions, investor/borrower behavior and other factors.

The total principal amount of beneficial interests issued by Firm-sponsored securitizations that hold ASF Framework Loans as of December 31, 2007, was as follows.

December 31, 2007 (in millions)	**2007**
Third-party	$19,636
Retained interest	412
Total	$20,048

Note 17 – Variable interest entities

Refer to Note 1 on page 108 of this Annual Report for a further description of JPMorgan Chase's policies regarding consolidation of variable interest entities.

JPMorgan Chase's principal involvement with VIEs occurs in the following business segments:

- Investment Bank: Utilizes VIEs to assist clients in accessing the financial markets in a cost-efficient manner. The IB is involved with VIEs through multi-seller conduits and for investor intermediation purposes as discussed below. The IB also securitizes loans through QSPEs, to create asset-backed securities, as further discussed in Note 16 on pages 139–145 of this Annual Report.
- Asset Management ("AM"): Provides investment management services to a limited number of the Firm's mutual funds deemed VIEs. AM earns a fixed fee based upon assets managed; the fee varies with each fund's investment objective and is competitively priced. For the limited number of funds that qualify as VIEs, AM's relationships with such funds are not considered significant variable interests under FIN 46R.
- Treasury & Securities Services: Provides services to a number of VIEs which are similar to those provided to non-VIEs. TSS earns market-based fees for the services it provides. The relationships resulting from TSS' services are not considered to be significant variable interests under FIN 46R.
- Commercial Banking ("CB"): Utilizes VIEs to assist clients in accessing the financial markets in a cost-efficient manner. This is often accomplished through the use of products similar to those offered in the IB. CB may assist in the structuring and/or ongoing administration of these VIEs and may provide liquidity, letters of credit and/or derivative instruments in support of the VIE. The relationships resulting from CB's services are not considered to be significant variable interests under FIN 46R.
- The Private Equity business, included in Corporate, may be involved with entities that could be deemed VIEs. Private equity activities are accounted for in accordance with the AICPA Audit and Accounting Guide *Investment Companies* (the "Guide"). In June 2007, the AICPA issued SOP 07-1, which provides guidance for determining whether an entity is within the scope of the Guide, and therefore qualifies to use the Guide's specialized accounting principles (referred to as "investment company accounting"). In May 2007, the FASB issued FSP FIN 46(R)-7, which amends FIN 46R to permanently exempt entities within the scope of the Guide from applying the provisions of FIN 46R to their investments. In February 2008, the FASB agreed to an indefinite delay of the effective date of SOP 07-1 in order to address implementation issues, which effectively delays FSP FIN 46(R)-7 as well for those companies, such as the Firm, that have not adopted SOP 07-1. Had FIN 46R been applied to VIEs subject to this deferral, the impact would have been immaterial to the Firm's consolidated financial statements as of December 31, 2007.

As noted above, the IB is primarily involved with multi-seller conduits and VIEs associated with investor intermediation activities. A discussion of these VIEs follows:

Multi-seller conduits

Funding and liquidity

The Firm is an active participant in the asset-backed securities business, and it helps customers meet their financing needs by providing access to the commercial paper markets through VIEs known as multi-seller conduits. Multi-seller conduit entities are separate bankruptcy-remote entities that purchase interests in, and make loans secured by, pools of receivables and other financial assets pursuant to agreements with customers of the Firm. The conduits fund their purchases and loans through the issuance of highly rated commercial paper to third-party investors. The primary source of repayment of the commercial paper is the cash flow from the pools of assets. In most instances, the assets are structured with deal-specific credit enhancements provided by the customers (i.e., sellers) to the conduits or other third parties. Deal-specific credit enhancements are generally structured to cover a multiple of historical losses expected on the pool of assets, and are typically in the form of overcollateralization provided by the seller, but also may include any combination of the following: recourse to the seller or originator, cash collateral accounts, letters of credit, excess spread, retention of subordinated interests or third-party guarantees. The deal-specific credit enhancements mitigate the Firm's potential losses on its agreements with the conduits.

JPMorgan Chase receives fees related to the structuring of multi-seller conduit transactions and receives compensation from the multi-seller conduits for its role as administrative agent, liquidity provider, and provider of program-wide credit enhancement.

As a means of ensuring timely repayment of the commercial paper, each asset pool financed by the conduits has a minimum 100% deal-specific liquidity facility associated with it. Deal-specific liquidity facilities are the primary source of liquidity support for the conduits. The deal-specific liquidity facilities are typically in the form of asset purchase agreements and are generally structured so that the liquidity that will be provided by the Firm as liquidity provider will be effected by the Firm purchasing, or lending against, a pool of nondefaulted, performing assets. In limited circumstances the Firm may provide unconditional liquidity.

The conduit's administrative agent can require the liquidity provider to perform under its asset purchase agreement with the conduit at any time. These agreements may cause the liquidity provider, including the Firm, to purchase an asset from the conduit at an amount above the asset's then current fair value – in effect providing a guarantee of the initial value of the reference asset as of the date of the agreement.

The Firm also provides the multi-seller conduit vehicles with program-wide liquidity facilities, in the form of uncommitted short-term revolving facilities that can be accessed by the conduits to handle funding increments too small to be funded by commercial paper, and in the form of uncommitted liquidity facilities that can be accessed by the conduits only in the event of short-term disruptions in the commercial paper market.

Because the majority of the liquidity facilities will only fund nondefaulted assets, program-wide credit enhancement is required to absorb losses on defaulted receivables in excess of losses absorbed by deal-specific credit enhancement. Program-wide credit enhancement may be provided by JPMorgan Chase in the form of standby letters of credit or by a third-party surety bond provider. The amount of program-wide credit enhancement required varies by conduit and ranges between 5% and 10% of total assets.

The following table summarizes the Firm's involvement with Firm-administered multi-seller conduits.

	Consolidated		Nonconsolidated		Total	
December 31, (in billions)	**2007**	2006	**2007**	2006	**2007**	2006
Total assets held by conduits	**$ —**	$ 3.4	**$ 61.2**	$ 43.6	**$ 61.2**	$ 47.0
Total commercial paper issued by conduits	**—**	3.4	**62.6**	44.1	**62.6**	47.5
Liquidity and credit enhancements						
Deal-specific liquidity facilities (Asset purchase agreements)	**—**	0.5	**87.3**	66.0	**87.3**	66.5
Program-wide liquidity facilities	**—**	1.0	**13.2**	4.0	**13.2**	5.0
Program-wide limited credit enhancements	**—**	—	**2.5**	1.6	**2.5**	1.6
Maximum exposure to loss(a)	**—**	1.0	**88.9**	67.0	**88.9**	68.0

(a) The Firm's maximum exposure to loss is limited to the amount of drawn commitments (i.e., sellers' assets held by the multi-seller conduits for which the Firm provides liquidity support) of $61.2 billion and $43.9 billion at December 31, 2007 and 2006, respectively, plus contractual but undrawn commitments of $27.7 billion and $24.1 billion at December 31, 2007 and 2006, respectively. Since the Firm provides credit enhancement and liquidity to Firm-administered, multi-seller conduits, the maximum exposure is not adjusted to exclude exposure that would be absorbed by third-party liquidity providers.

Assets funded by the multi-seller conduits

JPMorgan Chase's administered multi-seller conduits fund a variety of asset types for the Firm's clients. Asset types primarily include credit card receivables, auto loans and leases, trade receivables, education loans, commercial loans, residential mortgages, capital commitments (e.g., loans to private equity, mezzanine and real estate opportunity funds secured by capital commitments of highly rated institutional investors), and various other asset types. It is the Firm's intention that the assets funded by its administered multi-seller conduits be sourced only from the Firm's clients and not be originated by or transferred from JPMorgan Chase.

The following table presents information on the commitments and assets held by JPMorgan Chase's administered multi-seller conduits as of December 31, 2007 and 2006.

Summary of exposure to Firm-administered nonconsolidated multi-seller conduits

December 31, (in billions)	2007 Unfunded commitments[(a)]	2007 Funded assets	2007 Liquidity provided by third parties	2007 Total exposure	2006 Unfunded commitments[(a)]	2006 Funded assets	2006 Liquidity provided by third parties	2006 Total exposure
Asset types:								
Credit card	$ 3.3	$ 14.2	$ —	$ 17.5	$ 3.8	$ 10.6	$ —	$ 14.4
Automobile	4.5	10.2	—	14.7	4.2	8.2	—	12.4
Trade receivables	6.0	6.6	—	12.6	5.6	7.0	—	12.6
Education loans	0.8	9.2	—	10.0	0.3	0.9	—	1.2
Commercial	2.7	5.5	(0.4)	7.8	2.3	3.8	(0.5)	5.6
Residential mortgage	4.6	3.1	—	7.7	4.1	5.7	—	9.8
Capital commitments	2.0	5.1	(0.6)	6.5	0.8	2.0	(0.2)	2.6
Other	3.8	7.3	(0.6)	10.5	2.3	5.4	(0.3)	7.4
Total	$ 27.7	$ 61.2	$ (1.6)	$ 87.3	$ 23.4	$ 43.6	$ (1.0)	$ 66.0

December 31, 2007 (in billions)	Ratings profile of VIE assets[(b)] Investment-grade AAA to AAA-	AA+ to AA-	A+ to A-	BBB to BBB-	Noninvestment-grade BB+ and below	Funded assets	Wt. avg. expected life (years)[(c)]
Asset types:							
Credit card	$ 4.2	$ 9.4	$ 0.6	$ —	$ —	$ 14.2	1.5
Automobile	1.8	6.9	1.4	—	0.1	10.2	2.3
Trade receivables	—	4.7	1.7	0.2	—	6.6	1.3
Education loans	1.0	8.1	0.1	—	—	9.2	0.5
Commercial	0.5	4.2	0.7	0.1	—	5.5	2.6
Residential mortgage	1.5	0.8	0.8	—	—	3.1	1.5
Capital commitments	—	5.1	—	—	—	5.1	3.4
Other	2.0	4.6	0.4	0.2	0.1	7.3	2.0
Total	$ 11.0	$ 43.8	$ 5.7	$ 0.5	$ 0.2	$ 61.2	1.8

December 31, 2006 (in billions)	Ratings profile of VIE assets[(b)] Investment-grade AAA to AAA-	AA+ to AA-	A+ to A-	BBB to BBB-	Noninvestment-grade BB+ and below	Funded assets	Wt. avg. expected life (years)[(c)]
Asset types:							
Credit card	$ 1.0	$ 9.1	$ 0.4	$ 0.1	$ —	$ 10.6	1.1
Automobile	1.1	6.8	0.3	—	—	8.2	2.3
Trade receivables	0.1	5.0	1.7	0.2	—	7.0	1.1
Education loans	0.5	—	0.4	—	—	0.9	1.0
Commercial	0.7	2.2	0.9	—	—	3.8	3.0
Residential mortgage	—	5.1	0.6	—	—	5.7	0.9
Capital commitments	—	1.8	0.2	—	—	2.0	3.0
Other	2.0	3.1	0.1	0.2	—	5.4	2.0
Total	$ 5.4	$ 33.1	$ 4.6	$ 0.5	$ —	$ 43.6	1.7

(a) Unfunded commitments held by the conduits represent asset purchase agreements between the conduits and the Firm.
(b) The ratings scale is presented on an S&P equivalent basis.
(c) Weighted average expected life for each asset type is based upon the remainder of each conduit transaction's committed liquidity plus the expected weighted average life of the assets should the committed liquidity expire without renewal, or the expected time to sell the underlying assets in the securitization market.

The assets held by the multi-seller conduits are structured so that if the assets were rated, the Firm believes the majority of them would receive an "A" rating or better by external rating agencies. However, it is unusual for the assets held by the conduits to be explicitly rated by an external rating agency. Instead, the Firm's Credit Risk group assigns each asset purchase liquidity facility an internal risk-rating based on its assessment of the probability of default for the transaction. The ratings provided in the above table reflect the S&P-equivalent ratings of the internal rating grades assigned by the Firm.

The risk ratings are periodically reassessed as information becomes available. As a result of the deterioration in the credit markets during the second half of 2007, a number of asset purchase liquidity facilities had internal ratings downgrades. These downgrades involved facilities across various asset types. The largest concentration of downgrades related to residential mortgage and education loan exposures. As of December 31, 2007, 99% of the assets in the conduits were risk rated "A-" or better.

Commercial paper issued by the multi-seller conduits

The weighted average life of commercial paper issued by the multi-seller conduits was 51 days in 2007, compared with 36 days in 2006, and the average yield on the commercial paper was 5.3% in 2007, compared with 5.0% in 2006.

In the second half of 2007, the asset-backed commercial paper market was challenging as investors were concerned about potential subprime mortgage exposures. These concerns negatively affected the ability of many VIEs to reissue maturing commercial paper. However, investors have continued to purchase the commercial paper issued by the Firm-administered multi-seller conduits, although at higher yields and shorter maturities. Commercial paper spreads widened most significantly in December 2007, reflecting commercial paper investors' concerns about year-end redemptions and their need to have cash available.

In the normal course of business, JPMorgan Chase trades and invests in commercial paper, including commercial paper issued by the Firm-administered conduits. The percentage of commercial paper purchased by the Firm across all Firm-administered conduits during 2007 ranged from less than 1% to approximately 10% on any given day. The largest daily amount held by the Firm in any one multi-seller conduit during 2007 was approximately $2.7 billion, or 16%, of the conduit's commercial paper outstanding. Total commercial paper held by the Firm at December 31, 2007 and 2006, was $131 million and $1.3 billion, respectively. The Firm is not obligated under any agreement (contractual or noncontractual) to purchase the commercial paper issued by JPMorgan Chase-administered conduits.

Significant 2007 activity

In July 2007, a reverse repurchase agreement collateralized by prime residential mortgages held by a Firm-administered multi-seller conduit was put to JPMorgan Chase under its deal-specific liquidity facility. The asset was transferred to and recorded by JPMorgan Chase at its par value based on the fair value of the collateral that supported the reverse repurchase agreement. During the fourth quarter of 2007, additional information regarding the value of the collateral, including performance statistics, resulted in the determination by the Firm that the fair value of the collateral was impaired. Impairment losses will be allocated to the expected loss note ("ELN") holder (the party that absorbs the majority of the expected loss from the conduit) in accordance with the contractual provisions of the ELN note.

On October 29, 2007, certain structured CDO assets originated in the second quarter of 2007 and backed by subprime mortgages were transferred to the Firm from two Firm-administered multi-seller conduits. It became clear in October that commercial paper investors and rating agencies were becoming increasingly concerned about CDO assets backed by subprime mortgage exposures. Because of these concerns, and to ensure the continuing viability of the two conduits as financing vehicles for clients and as investment alternatives for commercial paper investors, the Firm, in its role as administrator, transferred the CDO assets out of the multi-seller conduits. The structured CDO assets were transferred to the Firm at their par value of $1.4 billion. As of December 31, 2007, the CDO assets were valued on the Consolidated balance sheet at $291 million.

There are no other structured CDO assets backed by subprime mortgages remaining in JPMorgan Chase-administered multi-seller conduits as of December 31, 2007. In addition, the Firm has no plans to permit the multi-seller conduits to purchase such assets in the future.

Consolidation analysis

The multi-seller conduits administered by the Firm are not consolidated at December 31, 2007, because each conduit had issued ELNs, the holders of which are committed to absorbing the majority of the expected loss of each respective conduit.

Implied support

The Firm's expected loss modeling treats all variable interests, other than the ELNs, as its own to determine consolidation. The Firm does not consider the October 2007 transfer of the structured CDO assets from the multi-seller conduits to JPMorgan Chase to be an indicator of JPMorgan Chase's intent to provide implicit support to the ELN holders. Instead, this action was a one-time, isolated event, limited to a specific type of asset that is not typically funded in the Firm's administered multi-seller conduits and for which the Firm has no plans (in its capacity as administrator) to allow the conduits to purchase in the future.

The Firm did not have and continues not to have any intent to protect any ELN holders from potential losses on any of the conduits' holdings and has no plans to remove any assets from any conduit unless required to do so in its role as administrator. Should such a transfer occur, the Firm would allocate losses on such assets between itself and the ELN holders in accordance with the terms of the applicable ELN.

Expected loss modeling

In 2006, the Firm restructured four multi-seller conduits that it administers. The restructurings included enhancing the Firm's expected loss model. In determining the primary beneficiary of the conduits it administers, the Firm uses a Monte Carlo–based model to estimate the expected losses of each of the conduits and considers the relative rights and obligations of each of the variable interest holders. The variability to be considered in the modeling of expected losses is based on the design of the entity. The Firm's traditional multi-seller conduits are designed to pass credit risk, not liquidity risk, to its variable interest holders, as the assets are intended to be held in the conduit for the longer term.

Under FIN 46R, the Firm is required to run the Monte Carlo-based expected loss model each time a reconsideration event occurs. In applying this guidance to the conduits, the following events are considered to be reconsideration events as they could affect the determination of the primary beneficiary of the conduits:

- New deals, including the issuance of new or additional variable interests (credit support, liquidity facilities, etc);
- Changes in usage, including the change in the level of outstanding variable interests (credit support, liquidity facilities, etc);
- Modifications of asset purchase agreements; and
- Sales of interests held by the primary beneficiary.

From an operational perspective, the Firm does not run its Monte Carlo-based expected loss model every time there is a reconsideration event due to the frequency of their occurrence. Instead, the Firm runs its expected loss model each quarter and includes a growth assumption for each conduit to ensure that a sufficient amount of ELNs exists for each conduit at any point during the quarter.

As part of its normal quarterly model review, the Firm reassesses the underlying assumptions and inputs of the expected loss model. During the second half of 2007, certain assumptions used in the model were adjusted to reflect the then current market conditions. Specifically, risk ratings and loss given default assumptions relating to residential subprime mortgage exposures were modified. For other nonmortgage-related asset classes, the Firm determined that the assumptions in the model required little adjustment. As a result of the updates to the model, during the fourth quarter of 2007 the terms of the ELNs were renegotiated to increase the level of commitment and funded amounts to be provided by the ELN holders. The total amount of expected loss notes outstanding at December 31, 2007 and 2006, were $130 million and $54 million, respectively. Management concluded that the model assumptions used were reflective of market participant's assumptions and appropriately considered the probability of a recurrence of recent market events.

Qualitative considerations

The multi-seller conduits are primarily designed to provide an efficient means for clients to access the commercial paper market. The Firm believes the conduits effectively disperse risk among all parties and that the preponderance of economic risk in the Firm's multi-seller conduits is not held by JPMorgan Chase. The percentage of assets in the multi-seller conduits that the Firm views as client-related represent 99% and 98% of the total conduits' holdings at December 31, 2007 and 2006, respectively.

Consolidated sensitivity analysis on capital

It is possible that the Firm could be required to consolidate a VIE if it were determined that the Firm became the primary beneficiary of the VIE under the provisions of FIN 46R. The factors involved in making the determination of whether or not a VIE should be consolidated are discussed above and in Note 1 on page 108 of this Annual Report.
The table below shows the impact on the Firm's reported assets, liabilities, Net income, Tier 1 capital ratio and Tier 1 leverage ratio if the Firm were required to consolidate all of the multi-seller conduits that it administers.

As of or for the year ending **December 31, 2007** (in billions, except ratios)	Reported	Pro forma
Assets	$1,562.1	$1,623.9
Liabilities	1,438.9	1,500.9
Net income	15.4	15.2
Tier 1 capital ratio	8.4%	8.4%
Tier 1 leverage ratio	6.0	5.8

The Firm could fund purchases of assets from VIEs should it become necessary.

Investor intermediation

As a financial intermediary, the Firm creates certain types of VIEs and also structures transactions, typically derivative structures, with these VIEs to meet investor needs. The Firm may also provide liquidity and other support. The risks inherent in the derivative instruments or liquidity commitments are managed similarly to other credit, market or liquidity risks to which the Firm is exposed. The principal types of VIEs for which the Firm is engaged in these structuring activities are municipal bond vehicles, credit-linked note vehicles and collateralized debt obligation vehicles.

Municipal bond vehicles

The Firm has created a series of secondary market trusts that provide short-term investors with qualifying tax-exempt investments, and that allow investors in tax-exempt securities to finance their investments at short-term tax-exempt rates. In a typical transaction, the vehicle purchases fixed-rate longer-term highly rated municipal bonds and funds the purchase by issuing two types of securities: (1) putable floating-rate certificates and (2) inverse floating-rate residual interests ("residual interests"). The maturity of each of the putable floating-rate certificates and the residual interests is equal to the life of the vehicle, while the maturity of the underlying municipal bonds is longer. Holders of the putable floating-rate certificates may "put", or tender, the certificates if the remarketing agent cannot successfully remarket the floating-rate certificates to another investor. A liquidity facility conditionally obligates the liquidity provider to fund the purchase of the tendered floating-rate certificates. Upon termination of the vehicle, if the proceeds from the sale of the underlying municipal bonds are not sufficient to repay the liquidity facility, the liquidity provider has recourse either to excess collateralization in the vehicle or the residual interest holders for reimbursement.

The third-party holders of the residual interests in these vehicles could experience losses if the face amount of the putable floating-rate certificates exceeds the market value of the municipal bonds upon termination of the vehicle. Certain vehicles require a smaller initial investment by the residual interest holders and thus do not result in excess collateralization. For these vehicles there exists a reimbursement obligation which requires the residual interest holders to post, during the life of the vehicle, additional collateral to the vehicle on a daily basis as the market value of the municipal bonds declines.

JPMorgan Chase often serves as the sole liquidity provider and remarketing agent of the putable floating-rate certificates. As the liquidity provider, the Firm has an obligation to fund the purchase of the putable floating-rate certificates; this obligation is triggered by the failure to remarket the putable floating-rate certificates. The liquidity provider's obligation to perform is conditional and is limited by certain termination events which include bankruptcy or failure to pay by the municipal bond issuer or credit enhancement provider, and the immediate downgrade of the municipal bond to below investment grade. In vehicles in which third-party investors own the residual interests, in addition to the termination events, the Firm's exposure as liquidity provider is further limited by the high credit quality of the underlying municipal bonds, and the excess collateralization in the vehicle or the reimbursement agreements with the residual interest holders.

As remarketing agent, the Firm may hold the putable floating-rate certificates; at December 31, 2007 and 2006, respectively, the Firm held $617 million and $275 million of these certificates on its Consolidated balance sheets. The largest amount held by the Firm at any time during 2007 was $1.0 billion, or 5%, of the municipal bond vehicles' outstanding putable floating-rate certificates. During 2007 and 2006, the Firm did not experience a draw on the liquidity facilities.

The long-term credit ratings of the putable floating-rate certificates are directly related to the credit ratings of the underlying municipal bonds, and to the credit rating of any insurer of the underlying municipal bond. A downgrade of a bond insurer would result in a downgrade of the insured municipal bonds, which would affect the rating of the putable floating-rate certificates. This could cause demand for these certificates by investors to decline or disappear, as putable floating-rate certificate holders typically require an "AA-" bond rating. At December 31, 2007 and 2006, 99% of the underlying municipal bonds held by vehicles to which the Firm served as liquidity provider were rated "AA-" or better. At December 31, 2007 and 2006, $702 million and $606 million, respectively, of the bonds were insured by a third party. During 2007 and 2006, the municipal bond vehicles did not experience any bankruptcy or downgrade termination events.

The Firm sometimes invests in the residual interests of municipal bond vehicles. For VIEs in which the Firm owns the residual interests, the Firm consolidates the VIEs. The likelihood that the Firm would have to consolidate VIEs where the Firm does not own the residual interests and that are currently off-balance sheet is remote.

Exposure to nonconsolidated municipal bond VIEs at December 31, 2007 and 2006, including the ratings profile of the VIE's assets, were as follows.

	2007				2006			
December 31, (in billions)	Fair value of assets held by VIEs	Liquidity facilities[c]	Excess/ (deficit)[d]	Total exposure	Fair value of assets held by VIEs	Liquidity facilities[c]	Excess/ (deficit)[d]	Total exposure
Nonconsolidated Municipal bond vehicles[a][b]	**$ 19.2**	**$ 18.1**	**$ 1.1**	**$ 18.1**	$ 11.1	$ 10.3	$ 0.8	$ 10.3

December 31, (in billions)	Ratings profile of VIE assets[e] Investment-grade: AAA to AAA-	AA+ to AA-	A+ to A-	BBB to BBB-	Noninvestment-grade: BB+ and below	Fair value of assets held by VIEs	Wt. avg. expected life of assets (years)
Nonconsolidated municipal bond vehicles[a]							
2007	**$ 14.6**	**$ 4.4**	**$ 0.2**	**$ —**	**$ —**	**$ 19.2**	**10.0**
2006	9.4	1.6	0.1	—	—	11.1	10.0

(a) Excluded $6.9 billion and $4.6 billion at December 31, 2007 and 2006, respectively, which were consolidated due to the Firm owning the residual interests.
(b) Certain of the municipal bond vehicles are structured to meet the definition of a QSPE (as discussed in Note 1 on page 108 of this Annual Report); accordingly, the assets and liabilities of QSPEs are not reflected in the Firm's Consolidated balance sheets (except for retained interests that are reported at fair value). Excluded nonconsolidated amounts of $7.1 billion and $4.7 billion at December 31, 2007 and 2006, respectively, related to QSPE municipal bond vehicles in which the Firm owned the residual interests.
(c) The Firm may serve as credit enhancement provider in municipal bond vehicles in which it serves as liquidity provider. The Firm provided insurance on underlying municipal bonds in the form of letters of credit in the amount of $103 million and $82 million at December 31, 2007 and 2006, respectively.
(d) Represents the excess (deficit) of municipal bond asset fair value available to repay the liquidity facilities if drawn.
(e) The ratings scale is presented on an S&P equivalent basis.

Credit-linked note vehicles

The Firm structures transactions with credit-linked note ("CLN") vehicles in which the VIE purchases highly rated assets (such as asset-backed securities) and enters into a credit derivative contract with the Firm to obtain exposure to a referenced credit which the VIE otherwise does not hold. The VIE then issues CLNs with maturities predominantly ranging from one to 10 years in order to transfer the risk of the referenced credit to the VIE's investors. Clients and investors often prefer using a CLN vehicle since the CLNs issued by the VIE generally carry a higher credit rating than such notes would if issued directly by JPMorgan Chase. The Firm's exposure to the CLN vehicles is generally limited to its rights and obligations under the credit derivative contract with the VIE as the Firm does not provide any additional financial support to the VIE. Accordingly, the Firm typically does not consolidate the CLN vehicles. As a derivative counterparty in a credit-linked note structure, the Firm has a senior claim on the collateral of the VIE and reports such derivatives on its balance sheet at fair value. Substantially all of the collateral purchased by such VIEs is investment-grade, with a significant majority being rated "AAA". The Firm divides its credit-linked note structures broadly into two types: static and managed.

In a static credit-linked note structure, the CLNs and associated credit derivative contract either reference a single credit (e.g., a multinational corporation) or all or part of a fixed portfolio of credits. The Firm generally buys protection from the VIE under the credit derivative. As a net buyer of credit protection, the Firm pays a premium to the VIE in return for the receipt of a payment (up to the notional amount of the derivative) if one or more reference credits defaults, or if the losses resulting from the default of the reference credits exceed specified levels.

In a managed credit-linked note structure, the CLNs and associated credit derivative generally reference all or part of an actively managed portfolio of credits. An agreement exists between a portfolio manager and the VIE that gives the portfolio manager the ability to substitute each referenced credit in the portfolio for an alternative credit. By participating in a structure where a portfolio manager has the ability to substitute credits within pre-agreed terms, the investors who own the CLNs seek to reduce the risk that any single credit in the portfolio will default. The Firm does not act as portfolio manager; its involvement with the VIE is generally limited to being a derivative counterparty. As a net buyer of credit protection, the Firm pays a premium to the VIE in return for the receipt of a payment (up to the notional of the derivative) if one or more credits within the portfolio defaults, or if the losses resulting from the default of reference credits exceed specified levels. Exposure to nonconsolidated credit-linked note VIEs at December 31, 2007 and 2006, was as follows.

December 31, (in billions)	2007				2006			
	Derivative receivable	Trading assets[c]	Total exposure[d]	Par value of collateral held by VIEs	Derivative receivable	Trading assets[c]	Total exposure[d]	Par value of collateral held by VIEs
Credit-linked notes[a]								
Static structure	$ 0.8	$ 0.4	$ 1.2	$ 13.5	$ 0.2	$ 0.1	$ 0.3	$ 15.9
Managed structure[b]	4.5	0.9	5.4	12.8	0.4	0.2	0.6	8.9
Total	**$ 5.3**	**$ 1.3**	**$ 6.6**	**$ 26.3**	$ 0.6	$ 0.3	$ 0.9	$ 24.8

(a) Excluded fair value of collateral of $2.5 billion and $2.0 billion at December 31, 2007 and 2006, respectively, which were consolidated.
(b) Includes synthetic CDO vehicles, which have similar risk characteristics to managed CLN vehicles; 2006 amounts have been revised to reflect this presentation. 2007 trading assets amounts include $291 million of transactions with subprime collateral.
(c) Trading assets principally comprise notes issued by VIEs, which from time to time are held as part of the termination of a deal or to support limited market-making.
(d) On-balance sheet exposure that includes Derivative receivables and trading assets.

Collateralized Debt Obligations vehicles

A CDO typically refers to a security that is collateralized by a pool of bonds, loans, equity, derivatives or other assets. The Firm's involvement with a particular CDO vehicle may take one or more of the following forms: arranger, warehouse funding provider, placement agent or underwriter, secondary market-maker for securities issued, or derivative counterparty.

Prior to the formal establishment of a CDO vehicle, there is a warehousing period where a VIE may be used to accumulate the assets which will be subsequently securitized and will serve as the collateral for the securities to be issued to investors. During this warehousing period, the Firm may provide all or a portion of the financing to the VIE, for which the Firm earns interest on the amounts it finances. A third-party asset manager that will serve as the manager for the CDO vehicle uses the warehouse funding provided by the Firm to purchase the financial assets. The funding commitments generally are one year in duration. In the event that the securitization of assets does not occur within the committed financing period, the warehoused assets are generally liquidated.

Because of the varied levels of support provided by the Firm during the warehousing period, which typically averages six to nine months, each CDO warehouse VIE is assessed in accordance with FIN 46(R) to determine whether the Firm is considered the primary beneficiary that should consolidate the VIE. In general, the Firm would consolidate the warehouse VIE unless another third party, typically the asset manager, provides significant protection for potential declines in the value of the assets held by the VIE. In those cases, the third party that provides the protection to the warehouse VIE would consolidate the VIE.

Once the portfolio of warehoused assets is large enough, the VIE will issue securities. The proceeds from the securities issuance will be used to repay the warehouse financing obtained from the Firm and other counterparties. In connection with the establishment of the CDO vehicle, the Firm typically earns a fee for arranging the CDO vehicle and distributing the securities (as placement agent and/or underwriter) and does not typically own any equity tranches issued. Once the CDO vehicle closes and issues securities, the Firm has no further obligation to provide further support to the vehicle. At the time of closing, the Firm may hold unsold positions that the Firm was not able to place with third-party investors. The amount of unsold positions at December 31, 2007, was insignificant. In addition, the Firm may on occasion hold some of the CDO vehicles' securities as a secondary market-maker or as a principal investor, or it may be a derivative counterparty to the vehicles. At December 31, 2007 and 2006, these amounts were not significant.

Exposures to CDO warehouse VIEs at December 31, 2007 and 2006, were as follows.

December 31, 2007 (in billions)	Funded loans	Unfunded commitments[(a)]	Total exposure[(b)]
CDO warehouse VIEs			
Consolidated	**$ 2.4**	**$ 1.9**	**$ 4.3**
Nonconsolidated	**2.7**	**3.4**	**6.1**
Total	**$ 5.1**	**$ 5.3**	**$ 10.4**

December 31, 2006 (in billions)	Funded loans	Unfunded commitments[(a)]	Total exposure[(b)]
CDO warehouse VIEs			
Consolidated	$ 2.3	$ 2.5	$ 4.8
Nonconsolidated	3.6	5.9	9.5
Total	$ 5.9	$ 8.4	$ 14.3

December 31, (in billions)	Ratings profile of VIE assets[(c)]: Investment-grade: AAA to AAA-	AA+ to AA-	A+ to A-	BBB to BBB-	Noninvestment-grade: BB+ and below	Total exposure
Nonconsolidated CDO warehouse VIEs						
2007	**$ —**	**$ —**	**$ —**	**$ —**	**$ 2.7**	**$ 2.7**
2006	—	—	—	0.8	2.8	3.6

(a) Typically contingent upon certain asset-quality conditions being met by asset managers.
(b) The aggregate of the fair value of loan exposure and any unfunded contractually committed financing.
(c) The ratings scale is based upon JPMorgan Chase's internal risk ratings and is presented on an S&P equivalent basis.

Consolidated VIE assets

The following table summarizes the Firm's total consolidated VIE assets, by classification, on the Consolidated balance sheets, as of December 31, 2007 and 2006.

December 31, (in billions)	2007	2006
Consolidated VIE assets		
Securities purchased under resale agreements[(a)]	$ 0.1	$ 8.0
Trading assets[(b)]	14.4	9.8
Investment securities	—	0.2
Loans[(a)]	4.4	15.9
Other assets	0.7	2.9
Total consolidated assets	**$ 19.6**	$ 36.8

(a) Included activity conducted by the Firm in a principal capacity, primarily in the IB.
(b) Included the fair value of securities and derivative receivables.

The interest-bearing beneficial interest liabilities issued by consolidated VIEs are classified in the line item titled, "Beneficial interests issued by consolidated variable interest entities" on the Consolidated balance sheets. The holders of these beneficial interests do not have recourse to the general credit of JPMorgan Chase. See Note 21 on page 159 of this Annual Report for the maturity profile of FIN 46 long-term beneficial interests.

Other topics related to VIEs

VIEs Structured by Unrelated Parties

The Firm enters into transactions with VIEs structured by other parties. These transactions include, for example, acting as a derivative counterparty, liquidity provider, investor, underwriter, placement agent, trustee or custodian. These transactions are conducted at arm's length, and individual credit decisions are based upon the analysis of the specific VIE, taking into consideration the quality of the underlying assets. Where these activities do not cause JPMorgan Chase to absorb a majority of the expected losses of the VIEs or to receive a majority of the residual returns of the VIEs, JPMorgan Chase records and reports these positions on its balance sheet similar to the way it would record and report positions from any other third-party transaction. These transactions are not considered significant for disclosure purposes under FIN 46(R).

Note 18 – Goodwill and other intangible assets

Goodwill is not amortized. It is instead tested for impairment in accordance with SFAS 142 at the reporting-unit segment, which is generally one level below the six major reportable business segments (as described in Note 34 on pages 175–177 of this Annual Report); plus Private Equity (which is included in Corporate). Goodwill is tested annually (during the fourth quarter) or more often if events or circumstances, such as adverse changes in the business climate, indicate there may be impairment. Intangible assets determined to have indefinite lives are not amortized but instead are tested for impairment at least annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test compares the fair value of the indefinite-lived intangible asset to its carrying amount. Other acquired intangible assets determined to have finite lives, such as core deposits and credit card relationships, are amortized over their estimated useful lives in a manner that best reflects the economic benefits of the intangible asset. In addition, impairment testing is performed periodically on these amortizing intangible assets.

Goodwill and other intangible assets consist of the following.

December 31, (in millions)	2007	2006
Goodwill	$ 45,270	$ 45,186
Mortgage servicing rights	8,632	7,546
Purchased credit card relationships	2,303	2,935
All other intangibles:		
Other credit card–related intangibles	$ 346	$ 302
Core deposit intangibles	2,067	2,623
Other intangibles	1,383	1,446
Total All other intangible assets	**$ 3,796**	$ 4,371

Goodwill

The $84 million increase in Goodwill from 2006 primarily resulted from certain acquisitions by TSS and CS, and currency translation adjustments on the Sears Canada credit card acquisition. Partially offsetting these increases was a reduction in Goodwill from the adoption of FIN 48, as well as tax-related purchase accounting adjustments. For additional information see Note 26 on pages 164–165 of this Annual Report.

Goodwill was not impaired at December 31, 2007, or 2006, nor was any goodwill written off due to impairment during 2007 and 2006.

Goodwill attributed to the business segments was as follows.

December 31, (in millions)	2007	2006
Investment Bank	$ 3,578	$ 3,526
Retail Financial Services	16,848	16,955
Card Services	12,810	12,712
Commercial Banking	2,873	2,901
Treasury & Securities Services	1,660	1,605
Asset Management	7,124	7,110
Corporate (Private Equity)	377	377
Total Goodwill	**$ 45,270**	$ 45,186

Mortgage servicing rights

JPMorgan Chase recognizes as intangible assets mortgage servicing rights, which represent the right to perform specified residential mortgage servicing activities for others. MSRs are either purchased from third parties or retained upon sale or securitization of mortgage loans. Servicing activities include collecting principal, interest, and escrow payments from borrowers; making tax and insurance payments on behalf of the borrowers; monitoring delinquencies and executing foreclosure proceedings; and accounting for and remitting principal and interest payments to the investors of the mortgage-backed securities.

The amount initially capitalized as MSRs represents the amount paid to third parties to acquire MSRs or is the estimate of fair value, if retained upon the sale or securitization of mortgage loans. The Firm estimates the fair value of MSRs for initial capitalization and ongoing valuation using an option-adjusted spread model, which projects MSR cash flows over multiple interest rate scenarios in conjunction with the Firm's proprietary prepayment model, and then discounts these cash flows at risk-adjusted rates. The model considers portfolio characteristics, contractually specified servicing fees, prepayment assumptions, delinquency rates, late charges, other ancillary revenue and costs to service, and other economic factors. The Firm reassesses and periodically adjusts the underlying inputs and assumptions used in the OAS model to reflect market conditions and assumptions that a market participant would consider in valuing the MSR asset. During the fourth quarter of the 2007, the Firm's proprietary prepayment model was refined to reflect a decrease in estimated future mortgage prepayments based upon a number of market related factors including a downward trend in home prices, general tightening of credit underwriting standards and the associated impact on refinancing activity. The Firm compares fair value estimates and assumptions to observable market data where available and to recent market activity and actual portfolio experience.

The fair value of MSRs is sensitive to changes in interest rates, including their effect on prepayment speeds. JPMorgan Chase uses or has used combinations of derivatives, AFS securities and trading instruments to manage changes in the fair value of MSRs. The intent is to offset any changes in the fair value of MSRs with changes in the fair value of the related risk management instruments. MSRs decrease in value when interest rates decline. Conversely, securities (such as mortgage-backed securities), principal-only certificates and certain derivatives (when the Firm receives fixed-rate interest payments) increase in value when interest rates decline.

In March 2006, the FASB issued SFAS 156, which permits an entity a one-time irrevocable election to adopt fair value accounting for a class of servicing assets. JPMorgan Chase elected to adopt the standard effective January 1, 2006, and defined MSRs as one class of servicing assets for this election. At the transition date, the fair value of the MSRs exceeded their carrying amount, net of any related valuation allowance, by $150 million net of taxes. This amount was recorded as a cumulative-effect adjustment to retained earnings as of January 1, 2006. MSRs are recognized in the Consolidated balance sheet at fair value, and changes in their fair value are recorded in current-period earnings. Revenue amounts related to MSRs and the financial instruments used to manage the risk of MSRs are recorded in Mortgage fees and related income.

For the year ended December 31, 2005, MSRs were accounted for under SFAS 140, using a lower of cost or fair value approach. Under this approach, MSRs were amortized as a reduction of the actual servicing income received in proportion to, and over the period of, the estimated future net servicing income stream of the underlying mortgage loans. For purposes of evaluating and measuring impairment of MSRs, the Firm stratified the portfolio on the basis of the predominant risk characteristics, which are loan type and interest rate. Any indicated impairment was recognized as a reduction in revenue through a valuation allowance, which represented the extent to which the carrying value of an individual stratum exceeded its estimated fair value. Any gross carrying value and related valuation allowance amounts which were not expected to be recovered in the foreseeable future, based upon the interest rate scenario, were considered to be other-than-temporary.

Prior to the adoption of SFAS 156, the Firm designated certain derivatives used to risk manage MSRs (e.g., a combination of swaps, swaptions and floors) as SFAS 133 fair value hedges of benchmark interest rate risk. SFAS 133 hedge accounting allowed the carrying value of the hedged MSRs to be adjusted through earnings in the same period that the change in value of the hedging derivatives was recognized through earnings. The designated hedge period was daily. In designating the benchmark interest rate, the Firm considered the impact that the change in the benchmark rate had on the prepayment speed estimates in determining the fair value of the MSRs. Hedge effectiveness was assessed using a regression analysis of the change in fair value of the MSRs as a result of changes in benchmark interest rates and of the change in the fair value of the designated derivatives. The valuation adjustments to both the MSRs and SFAS 133 derivatives were recorded in Mortgage fees and related income. With the election to apply fair value accounting to the MSRs under SFAS 156, SFAS 133 hedge accounting is no longer necessary. For a further discussion on derivative instruments and hedging activities, see Note 30 on pages 168–169 of this Annual Report.

The following table summarizes MSR activity, certain key assumptions, and the sensitivity of the fair value of MSRs to adverse changes in those key assumptions for the years ended December 31, 2007 and 2006, during which period MSRs were accounted for under SFAS 156.

Year ended December 31, (in millions)	2007	2006
Balance at beginning of period after valuation allowance	$ 7,546	$ 6,452
Cumulative effect of change in accounting principle	—	230
Fair value at beginning of period	7,546	6,682
Originations of MSRs	2,335	1,512
Purchase of MSRs	798	627
Total additions	3,133	2,139
Change in valuation due to inputs and assumptions[a]	(516)	165
Other changes in fair value[b]	(1,531)	(1,440)
Total change in fair value	(2,047)	(1,275)
Fair value at December 31	$ 8,632	$ 7,546
Change in unrealized (losses) gains included in income related to MSRs held at December 31	$ (516)	NA

(a) Represents MSR asset fair value adjustments due to changes in market-based inputs, such as interest rates and volatility, as well as updates to assumptions used in the MSR valuation model. This caption also represents total realized and unrealized gains (losses) included in Net income per the SFAS 157 disclosure for fair value measurement using significant unobservable inputs (level 3). These changes in fair value are recorded in Mortgage fees and related income.

(b) Includes changes in the MSR value due to modeled servicing portfolio runoff (or time decay). This caption represents the impact of cash settlements per the SFAS 157 disclosure for fair value measurement using significant unobservable inputs (level 3). These changes in fair value are recorded in Mortgage fees and related income.

The table below outlines the key economic assumptions used to determine the fair value of the Firm's MSRs at December 31, 2007 and 2006, respectively; and it outlines the sensitivities of those fair values to immediate 10% and 20% adverse changes in those assumptions.

Year ended December 31, (in millions, except rates and where otherwise noted)	2007	2006
Weighted-average prepayment speed assumption (CPR)	**12.49%**	17.02%
Impact on fair value of 10% adverse change	**$ (481)**	$ (381)
Impact on fair value of 20% adverse change	**(926)**	(726)
Weighted-average discount rate	**10.53%**	9.32%
Impact on fair value of 10% adverse change	**$ (345)**	$ (254)
Impact on fair value of 20% adverse change	**(664)**	(491)
Contractual service fees, late fees and other ancillary fees included in Mortgage fees and related income	**$ 2,429**	$ 2,038
Third-party Mortgage loans serviced at December 31 (in billions)	**$ 614.7**	$ 526.7

CPR: Constant prepayment rate.

The sensitivity analysis in the preceding table is hypothetical and should be used with caution. Changes in fair value based upon a 10% and 20% variation in assumptions generally cannot be easily extrapolated because the relationship of the change in the assumptions to the change in fair value may not be linear. Also, in this table, the effect that a change in a particular assumption may have on the fair value is calculated without changing any other assumption. In reality, changes in one factor may result in changes in another, which might magnify or counteract the sensitivities.

The following table summarizes MSR activity for the year ended December 31, 2005, during which period MSRs were accounted for under SFAS 140.

Year ended December 31, (in millions, except rates and where otherwise noted)	2005[c]
Balance at January 1	$ 6,111
Originations of MSRs	1,301
Purchase of MSRs	596
Total additions	1,897
Other-than-temporary impairment	(1)
Amortization	(1,295)
SFAS 133 hedge valuation adjustments	90
Balance at December 31	6,802
Less: valuation allowance[a]	350
Balance at December 31, after valuation allowance	$ 6,452
Estimated fair value at December 31	$ 6,682
Weighted-average prepayment speed assumption (CPR)	17.56%
Weighted-average discount rate	9.68%
Valuation allowance at January 1	$ 1,031
Other-than-temporary impairment[b]	(1)
SFAS 140 impairment (recovery) adjustment	(680)
Valuation allowance at December 31	$ 350
Contractual service fees, late fees and other ancillary fees included in Mortgage fees and related income	$ 1,769
Third-party Mortgage loans serviced at December 31 (in billions)	$ 467.5

(a) The valuation allowance in the preceding table at December 31, 2005, represented the extent to which the carrying value of MSRs exceeded the estimated fair value for its applicable SFAS 140 strata. Changes in the valuation allowance were the result of the recognition of impairment or the recovery of previously recognized impairment charges due to changes in market conditions during the period.
(b) The Firm recorded an other-than-temporary impairment of its MSRs of $1 million in 2005, which permanently reduced the gross carrying value of the MSRs and the related valuation allowance. The permanent reduction precluded subsequent reversals. This write-down had no impact on the results of operations or financial condition of the Firm.
(c) During the fourth quarter of 2005, the Firm began valuing MSRs using an OAS valuation model. Prior to the fourth quarter of 2005, MSRs were valued using cash flows and discount rates determined by a "static" or single interest rate path valuation model.
CPR: Constant prepayment rate

Purchased credit card relationships and All other intangible assets

During 2007, Purchased credit card relationships and all other intangible assets decreased $632 million and $575 million, respectively, primarily as a result of amortization expense.

Except for $513 million of indefinite-lived intangibles related to asset management advisory contracts which are not amortized, but instead are tested for impairment at least annually, the remainder of the Firm's other acquired intangible assets are subject to amortization.

The components of credit card relationships, core deposits and other intangible assets were as follows.

December 31, (in millions)	2007 Gross amount	2007 Accumulated amortization	2007 Net carrying value	2006 Gross amount	2006 Accumulated amortization	2006 Net carrying value
Purchased credit card relationships	**$5,794**	**$3,491**	**$ 2,303**	$ 5,716	$ 2,781	$ 2,935
All other intangibles:						
Other credit card–related intangibles	**422**	**76**	**346**	367	65	302
Core deposit intangibles	**4,281**	**2,214**	**2,067**	4,283	1,660	2,623
Other intangibles	**2,026**	**643**[(a)]	**1,383**	1,961	515[(a)]	1,446

(a) Includes amortization expense related to servicing assets on securitized automobile loans, which is recorded in Lending & deposit-related fees, of $9 million and $11 million for the years ended December 31, 2007 and 2006, respectively.

Amortization expense

The following table presents amortization expense related to credit card relationships, core deposits and All other intangible assets.

Year ended December 31, (in millions)	2007	2006	2005
Purchased credit card relationships	**$ 710**	$ 731	$ 703
All other intangibles:			
Other credit card–related intangibles	**11**	6	36
Core deposit intangibles	**554**	568	623
Other intangibles[(a)]	**119**	123	128
Total amortization expense	**$1,394**	$ 1,428	$ 1,490

(a) Amortization expense related to the aforementioned selected corporate trust businesses were reported in Income from discontinued operations for all periods presented.

Future amortization expense

The following table presents estimated future amortization expense related to credit card relationships, core deposits and All other intangible assets at December 31, 2007.

Year ended December 31, (in millions)	Purchased credit card relationships	Other credit card-related intangibles	Core deposit intangibles	All other intangible assets	Total
2008	$ 615	$ 23	$ 479	$ 114	$ 1,231
2009	438	29	397	103	967
2010	356	38	336	86	816
2011	293	43	293	76	705
2012	254	51	251	73	629

Note 19 – Premises and equipment

Premises and equipment, including leasehold improvements, are carried at cost less accumulated depreciation and amortization. JPMorgan Chase computes depreciation using the straight-line method over the estimated useful life of an asset. For leasehold improvements, the Firm uses the straight-line method computed over the lesser of the remaining term of the leased facility or the estimated useful life of the leased asset. JPMorgan Chase has recorded immaterial asset retirement obligations related to asbestos remediation under SFAS 143 and FIN 47 in those cases where it has sufficient information to estimate the obligations' fair value.

JPMorgan Chase capitalizes certain costs associated with the acquisition or development of internal-use software under SOP 98-1. Once the software is ready for its intended use, these costs are amortized on a straight-line basis over the software's expected useful life, and reviewed for impairment on an ongoing basis.

Note 20 – Deposits

At December 31, 2007 and 2006, Noninterest-bearing and Interest-bearing deposits were as follows.

December 31, (in millions)	2007	2006
U.S. offices:		
Noninterest-bearing	**$ 129,406**	$ 132,781
Interest-bearing (included $1,909 at fair value at December 31, 2007)	**376,194**	337,812
Non-U.S. offices:		
Noninterest-bearing	**6,342**	7,662
Interest-bearing (included $4,480 at fair value at December 31, 2007)	**228,786**	160,533
Total	**$ 740,728**	$638,788

At December 31, 2007 and 2006, time deposits in denominations of $100,000 or more were as follows.

December 31, (in millions)	2007	2006
U.S.	**$134,529**	$110,812
Non-U.S.	**69,171**	51,138
Total	**$203,700**	$161,950

At December 31, 2007, the maturities of time deposits were as follows.

December 31, 2007 (in millions)	U.S.	Non-U.S.	**Total**
2008	$159,663	$ 84,260	$243,923
2009	2,040	307	2,347
2010	819	80	899
2011	530	156	686
2012	1,211	211	1,422
After 5 years	347	253	600
Total	$164,610	$ 85,267	$249,877

Note 21 – Long-term debt

JPMorgan Chase issues long-term debt denominated in various currencies, although predominantly U.S. dollars, with both fixed and variable interest rates. The following table is a summary of long-term debt carrying values (including unamortized original issue discount, SFAS 133 valuation adjustments and fair value adjustments, where applicable) by contractual maturity for the current year.

By remaining maturity at **December 31, 2007** (in millions, except rates)		2007 Under 1 year	2007 1–5 years	2007 After 5 years	2007 **Total**	2006 Total
Parent company						
Senior debt:[a]	Fixed rate	$ 5,466	$ 14,669	$ 9,251	$ 29,386	$ 20,316
	Variable rate	11,406	29,022	7,118	47,546	28,264
	Interest rates[b]	0.96–6.63%	0.75–7.43%	1.25–6.00%	0.75–7.43%	0.75–12.48%
Subordinated debt:	Fixed rate	$ 903	$ 9,387	$ 17,471	$ 27,761	$ 26,012
	Variable rate	24	36	1,828	1,888	1,989
	Interest rates[b]	5.75–6.75%	5.90–10.00%	1.92–9.88%	1.92–10.00%	1.60–10.00%
	Subtotal	$ 17,799	$ 53,114	$ 35,668	$ 106,581	$ 76,581
Subsidiaries						
Senior debt:[a]	Fixed rate	$ 1,493	$ 2,588	$ 2,325	$ 6,406	$ 10,449
	Variable rate	8,603	36,263	15,690	60,556	41,216
	Interest rates[b]	3.70–6.67%	4.38–4.87%	3.85–14.21%	3.70–14.21%	1.76–17.00%
Subordinated debt:	Fixed rate	$ 801	$ 9	$ 8,359	$ 9,169	$ 4,025
	Variable rate	—	—	1,150	1,150	1,150
	Interest rates[b]	6.13–6.70%	6.25%	4.38–8.25%	4.38–8.25%	4.38–8.25%
	Subtotal	$ 10,897	$ 38,860	$ 27,524	$ 77,281	$ 56,840
Total long-term debt[c]		$ 28,696	$ 91,974	$ 63,192	$ 183,862[e][f][g]	$ 133,421
FIN 46R long-term beneficial interests:						
	Fixed rate	$ 26	$ 503	$ 172	$ 701	$ 777
	Variable rate	9	1,646	4,853	6,508	7,559
	Interest rates	3.63–6.50%	1.73–8.75%	3.40–12.79%	1.73–12.79%	1.73–12.79%
Total FIN 46R long-term beneficial interests[d]		$ 35	$ 2,149	$ 5,025	$ 7,209	$ 8,336

(a) Included are various equity-linked or other indexed instruments. Embedded derivatives separated from hybrid securities in accordance with SFAS 133 are reported at fair value and shown net with the host contract on the Consolidated balance sheets. Changes in fair value of separated derivatives are recorded in Principal transactions revenue. Hybrid securities which the Firm has elected to measure at fair value are classified in the line item of the host contract on the Consolidated balance sheets; changes in fair values are recorded in Principal transactions revenue in the Consolidated statements of income.

(b) The interest rates shown are the range of contractual rates in effect at year-end, including non-U.S. dollar-fixed- and variable-rate issuances, which excludes the effects of the associated derivative instruments used in SFAS 133 hedge accounting relationships, if applicable. The use of these derivative instruments modifies the Firm's exposure to the contractual interest rates disclosed in the table above. Including the effects of the SFAS 133 hedge accounting derivatives, the range of modified rates in effect at December 31, 2007, for total long-term debt was 0.11% to 14.21%, versus the contractual range of 0.75% to 14.21% presented in the table above.

(c) Included $70.5 billion and $25.4 billion of outstanding structured notes accounted for at fair value at December 31, 2007 and 2006, respectively.

(d) Included on the Consolidated balance sheets in Beneficial interests issued by consolidated variable interest entities. Also included $3.0 billion of outstanding structured notes accounted for at fair value at December 31, 2007.

(e) At December 31, 2007, long-term debt aggregating $10.8 billion was redeemable at the option of JPMorgan Chase, in whole or in part, prior to maturity, based upon the terms specified in the respective notes.

(f) The aggregate principal amount of debt that matures in each of the five years subsequent to 2007 is $28.7 billion in 2008, $30.6 billion in 2009, $25.3 billion in 2010, $15.1 billion in 2011 and $21.0 billion in 2012.

(g) Included $4.6 billion and $3.0 billion of outstanding zero-coupon notes at December 31, 2007 and 2006, respectively. The aggregate principal amount of these notes at their respective maturities was $7.7 billion and $6.8 billion, respectively.

The weighted-average contractual interest rate for total Long-term debt was 5.20% and 4.89% as of December 31, 2007 and 2006, respectively. In order to modify exposure to interest rate and currency exchange rate movements, JPMorgan Chase utilizes derivative instruments, primarily interest rate and cross-currency interest rate swaps, in conjunction with some of its debt issues. The use of these instruments modifies the Firm's interest expense on the associated debt. The modified weighted-average interest rate for total long-term debt, including the effects of related derivative instruments, was 5.13% and 4.99% as of December 31, 2007 and 2006, respectively.

JPMorgan Chase & Co. (Parent Company) has guaranteed certain debt of its subsidiaries, including both long-term debt and structured notes sold as part of the Firm's trading activities. These guarantees rank on a parity with all of the Firm's other unsecured and unsubordinated indebtedness. Guaranteed liabilities totaled $46 million and $30 million at December 31, 2007 and 2006, respectively.

Junior subordinated deferrable interest debentures held by trusts that issued guaranteed capital debt securities

At December 31, 2007, the Firm had established 22 wholly owned Delaware statutory business trusts ("issuer trusts") that had issued guaranteed capital debt securities.

The junior subordinated deferrable interest debentures issued by the Firm to the issuer trusts, totaling $15.1 billion and $12.2 billion at December 31, 2007 and 2006, respectively, were reflected in the Firm's Consolidated balance sheets in the Liabilities section under the caption "Junior subordinated deferrable interest debentures held by trusts that issued guaranteed capital debt securities" (i.e., trust preferred capital debt securities). The Firm also records the common capital securities issued by the issuer trusts in Other assets in its Consolidated balance sheets at December 31, 2007 and 2006.

The debentures issued to the issuer trusts by the Firm, less the common capital securities of the issuer trusts, qualify as Tier1 capital. The following is a summary of the outstanding trust preferred capital debt securities, including unamortized original issue discount, issued by each trust and the junior subordinated deferrable interest debenture issued by JPMorgan Chase to each trust as of December 31, 2007.

December 31, 2007 (in millions)	Amount of capital debt securities issued by trust[(a)]	Principal amount of debenture issued to trust[(b)]	Issue date	Stated maturity of capital securities and debentures	Earliest redemption date	Interest rate of capital securities and debentures	Interest payment/ distribution dates
Bank One Capital III	$ 474	$ 623	2000	2030	Any time	8.75%	Semiannually
Bank One Capital VI	525	554	2001	2031	Any time	7.20%	Quarterly
Chase Capital II	496	511	1997	2027	Any time	LIBOR + 0.50%	Quarterly
Chase Capital III	297	306	1997	2027	Any time	LIBOR + 0.55%	Quarterly
Chase Capital VI	249	256	1998	2028	Any time	LIBOR + 0.625%	Quarterly
First Chicago NBD Capital I	248	256	1997	2027	Any time	LIBOR + 0.55%	Quarterly
J.P. Morgan Chase Capital X	1,000	1,013	2002	2032	Any time	7.00%	Quarterly
J.P. Morgan Chase Capital XI	1,075	990	2003	2033	2008	5.88%	Quarterly
J.P. Morgan Chase Capital XII	400	387	2003	2033	2008	6.25%	Quarterly
JPMorgan Chase Capital XIII	472	487	2004	2034	2014	LIBOR + 0.95%	Quarterly
JPMorgan Chase Capital XIV	600	581	2004	2034	2009	6.20%	Quarterly
JPMorgan Chase Capital XV	995	1,024	2005	2035	Any time	5.88%	Semiannually
JPMorgan Chase Capital XVI	500	489	2005	2035	2010	6.35%	Quarterly
JPMorgan Chase Capital XVII	496	467	2005	2035	Any time	5.85%	Semiannually
JPMorgan Chase Capital XVIII	748	749	2006	2036	Any time	6.95%	Semiannually
JPMorgan Chase Capital XIX	562	564	2006	2036	2011	6.63%	Quarterly
JPMorgan Chase Capital XX	995	996	2006	2036	Any time	6.55%	Semiannually
JPMorgan Chase Capital XXI	844	846	2007	2037	2012	LIBOR + 0.95%	Quarterly
JPMorgan Chase Capital XXII	996	997	2007	2037	Any time	6.45%	Semiannually
JPMorgan Chase Capital XXIII	746	746	2007	2047	2012	LIBOR + 1.00%	Quarterly
JPMorgan Chase Capital XXIV	700	700	2007	2047	2012	6.88%	Quarterly
JPMorgan Chase Capital XXV	1,491	1,606	2007	2037	2037	6.80%	Semiannually
Total	$14,909	$15,148					

(a) Represents the amount of capital securities issued to the public by each trust, including unamortized original issue discount.
(b) Represents the principal amount of JPMorgan Chase debentures issued to each trust, including unamortized original issue discount. The principal amount of debentures issued to the trusts includes the impact of hedging and purchase accounting fair value adjustments that were recorded on the Firm's Consolidated financial statements.

Note 22 – Preferred stock

JPMorgan Chase is authorized to issue 200 million shares of preferred stock, in one or more series, with a par value of $1 per share. There was no preferred stock outstanding at December 31, 2007 and 2006. Preferred stock outstanding at December 31, 2005, was 280,433 shares of 6.63% Series H cumulative preferred stock. On March 31, 2006, JPMorgan Chase redeemed all 280,433 shares. Dividends on shares of the Series H preferred stock were payable quarterly.

Note 23 – Common stock

At December 31, 2007, JPMorgan Chase was authorized to issue 9.0 billion shares of common stock with a $1 par value per share. Common shares issued (newly issued or distributed from treasury) by JPMorgan Chase during 2007, 2006 and 2005 were as follows.

December 31, (in millions)	2007	2006	2005
Issued – balance at January 1	**3,657.8#**	3,618.2#	3,584.8#
Newly issued:			
Employee benefits and compensation plans	**—**	39.3	34.0
Employee stock purchase plans	**—**	0.6	1.4
Total newly issued	**—**	39.9	35.4
Canceled shares	**(0.1)**	(0.3)	(2.0)
Total issued – balance at December 31	**3,657.7#**	3,657.8#	3,618.2#
Treasury – balance at January 1	**(196.1)#**	(131.5)#	(28.6)#
Purchase of treasury stock	**(168.2)**	(90.7)	(93.5)
Share repurchases related to employee stock-based awards[(a)]	**(2.7)**	(8.8)	(9.4)
Issued from treasury:			
Employee benefits and compensation plans	**75.7**	34.4	—
Employee stock purchase plans	**1.0**	0.5	—
Total issued from treasury	**76.7**	34.9	—
Total treasury – balance at December 31	**(290.3)**	(196.1)	(131.5)
Outstanding	**3,367.4#**	3,461.7#	3,486.7#

(a) Participants in the Firm's stock-based incentive plans may have shares withheld to cover income taxes. The shares withheld amounted to 2.7 million, 8.1 million and 8.2 million for 2007, 2006 and 2005, respectively.

On April 17, 2007, the Board of Directors approved a stock repurchase program that authorizes the repurchase of up to $10.0 billion of the Firm's common shares, which supersedes an $8.0 billion stock repurchase program approved in 2006. The $10.0 billion authorization includes shares to be repurchased to offset issuances under the Firm's employee stock-based plans. The actual number of shares repurchased is subject to various factors, including market conditions; legal considerations affecting the amount and timing of repurchase activity; the Firm's capital position (taking into account goodwill and intangibles); internal capital generation and alternative potential investment opportunities. The repurchase program does not include specific price targets or timetables; may be executed through open market purchases or privately negotiated transactions, or utilizing Rule 10b5-1 programs; and may be suspended at any time. During 2007, 2006 and 2005, the Firm repurchased 168 million shares, 91 million shares and 94 million shares, respectively, of common stock under stock repurchase programs approved by the Board of Directors.

As of December 31, 2007, approximately 431 million unissued shares of common stock were reserved for issuance under various employee or director incentive, compensation, option and stock purchase plans.

Note 24 – Earnings per share

SFAS 128 requires the presentation of basic and diluted earnings per share ("EPS") in the Consolidated statement of income. Basic EPS is computed by dividing net income applicable to common stock by the weighted-average number of common shares outstanding for the period. Diluted EPS is computed using the same method, for the numerator, as basic EPS but, in the denominator, the number of common shares reflect, in addition to outstanding shares, the potential dilution that could occur if convertible securities or other contracts to issue common stock were converted or exercised into common stock. Net income available for common stock is the same for basic EPS and diluted EPS, as JPMorgan Chase had no convertible securities, and therefore, no adjustments to Net income available for common stock were necessary. The following table presents the calculation of basic and diluted EPS for 2007, 2006 and 2005.

Year ended December 31, (in millions, except per share amounts)	2007	2006	2005
Basic earnings per share			
Income from continuing operations	**$ 15,365**	$ 13,649	$ 8,254
Discontinued operations	**—**	795	229
Net income	**15,365**	14,444	8,483
Less: preferred stock dividends	**—**	4	13
Net income applicable to common stock	**$ 15,365**	$ 14,440	$ 8,470
Weighted-average basic shares outstanding	**3,404#**	3,470#	3,492#
Income from continuing operations per share	**$ 4.51**	$ 3.93	$ 2.36
Discontinued operations per share	**—**	0.23	0.07
Net income per share	**$ 4.51**	$ 4.16	$ 2.43
Diluted earnings per share			
Net income applicable to common stock	**$ 15,365**	$ 14,440	$ 8,470
Weighted-average basic shares outstanding	**3,404#**	3,470#	3,492#
Add: Employee restricted stock, RSUs, stock options and SARs	**104**	104	65
Weighted-average diluted shares outstanding[(a)]	**3,508#**	3,574#	3,557#
Income from continuing operations per share	**$ 4.38**	$ 3.82	$ 2.32
Discontinued operations per share	**—**	0.22	0.06
Net income per share	**$ 4.38**	$ 4.04	$ 2.38

(a) Options issued under employee benefit plans to purchase 129 million, 150 million and 280 million shares of common stock were outstanding for the years ended December 31, 2007, 2006 and 2005, respectively, but were not included in the computation of diluted EPS because the options were antidilutive.

Note 25 – Accumulated other comprehensive income (loss)

Accumulated other comprehensive income (loss) includes the after-tax change in SFAS 115 unrealized gains and losses on AFS securities, SFAS 52 foreign currency translation adjustments (including the impact of related derivatives), SFAS 133 cash flow hedging activities and SFAS 158 net loss and prior service cost (credit) related to the Firm's defined benefit pension and OPEB plans.

(in millions)	Unrealized gains (losses) on AFS securities[(a)]	Translation adjustments, net of hedges	Cash flow hedges	Net loss and prior service (credit) of defined benefit pension and OPEB plans[(e)]	Accumulated other comprehensive income (loss)
Balance at December 31, 2004	$ (61)	$ (8)	$ (139)	$ —	$ (208)
Net change	(163)[(b)]	—	(255)	—	(418)
Balance at December 31, 2005	(224)	(8)	(394)	—	(626)
Net change	253[(c)]	13	(95)	—	171
Adjustment to initially apply SFAS 158, net of taxes	—	—	—	(1,102)	(1,102)
Balance at December 31, 2006	29	5	(489)	(1,102)	(1,557)
Cumulative effect of changes in accounting principles (SFAS 159)	**(1)**	**—**	**—**	**—**	**(1)**
Balance at January 1, 2007, adjusted	**28**	**5**	**(489)**	**(1,102)**	**(1,558)**
Net change	**352[(d)]**	**3**	**(313)**	**599**	**641**
Balance at December 31, 2007	**$ 380**	**$ 8**	**$ (802)**	**$ (503)**	**$ (917)**

(a) Represents the after-tax difference between the fair value and amortized cost of the AFS securities portfolio and retained interests in securitizations recorded in Other assets.
(b) The net change during 2005 was due primarily to higher interest rates, partially offset by the reversal of unrealized losses from securities sales.
(c) The net change during 2006 was due primarily to the reversal of unrealized losses from securities sales.
(d) The net change during 2007 was due primarily to a decline in interest rates.
(e) For further discussion of SFAS 158, see Note 9 on pages 124–130 of this Annual Report.

The following table presents the after-tax changes in net unrealized holdings gains (losses), reclassification adjustments for realized gains and losses on AFS securities and cash flow hedges, changes resulting from foreign currency translation adjustments (including the impact of related derivatives), net gains and losses and prior service costs from pension and OPEB plans, and amortization of pension and OPEB amounts into Net income. The table also reflects the adjustment to Accumulated other comprehensive income (loss) resulting from the initial application of SFAS 158 to the Firm's defined benefit pension and OPEB plans. Reclassification adjustments include amounts recognized in Net income that had been recorded previously in Other comprehensive income (loss).

	2007			2006			2005		
Year ended December 31, (in millions)	Before tax	Tax effect	After tax	Before tax	Tax effect	After tax	Before tax	Tax effect	After tax
Unrealized gains (losses) on AFS securities:									
Net unrealized holdings gains (losses) arising during the period	**$ 431**	**$ (176)**	**$ 255**	$ (403)	$ 144	$ (259)	$(1,706)	$ 648	$(1,058)
Reclassification adjustment for realized (gains) losses included in Net income	**164**	**(67)**	**97**	797	(285)	512	1,443	(548)	895
Net change	**595**	**(243)**	**352**	394	(141)	253	(263)	100	(163)
Translation adjustments:									
Translation	**754**	**(281)**	**473**	590	(236)	354	(584)	233	(351)
Hedges	**(780)**	**310**	**(470)**	(563)	222	(341)	584	(233)	351
Net change	**(26)**	**29**	**3**	27	(14)	13	—	—	—
Cash flow hedges:									
Net unrealized holdings gains (losses) arising during the period	**(737)**	**294**	**(443)**	(250)	98	(152)	(470)	187	(283)
Reclassification adjustment for realized (gains) losses included in Net income	**217**	**(87)**	**130**	93	(36)	57	46	(18)	28
Net change	**(520)**	**207**	**(313)**	(157)	62	(95)	(424)	169	(255)
Net loss and prior service cost (credit) of defined benefit pension and OPEB plans:[(a)]									
Net gains and prior service credits arising during the period	**934**	**(372)**	**562**	**NA**	**NA**	**NA**	**NA**	**NA**	**NA**
Reclassification adjustment for net loss and prior service credit included in Net income	**59**	**(22)**	**37**	**NA**	**NA**	**NA**	**NA**	**NA**	**NA**
Net change	**993**	**(394)**	**599**	NA	NA	NA	NA	NA	NA
Total Other comprehensive income (loss)	**$1,042**	**$ (401)**	**$ 641**	$ 264	$ (93)	$ 171	$ (687)	$ 269	$ (418)
Net loss and prior service cost (credit) of defined benefit pension and OPEB plans:									
Adjustments to initially apply SFAS 158[(a)]	**NA**	**NA**	**NA**	$(1,746)	$ 644	$(1,102)	NA	NA	NA

(a) For further discussion of SFAS 158 and details of changes to Accumulated other comprehensive income (loss), see Note 9 on pages 124–130 of this Annual Report.

Note 26 – Income taxes

In June 2006, the FASB issued FIN 48, which clarifies the accounting for uncertainty in income taxes recognized under SFAS 109. FIN 48 addresses the recognition and measurement of tax positions taken or expected to be taken, and also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure. The Firm adopted and applied FIN 48 under the transition provisions to all of its income tax positions at the required effective date of January 1, 2007, resulting in a $436 million cumulative effect increase to Retained earnings, a reduction in Goodwill of $113 million and a $549 million decrease in the liability for income taxes.

JPMorgan Chase and eligible subsidiaries file a consolidated U.S. federal income tax return. JPMorgan Chase uses the asset-and-liability method required by SFAS 109 to provide income taxes on all transactions recorded in the Consolidated financial statements. This method requires that income taxes reflect the expected future tax consequences of temporary differences between the carrying amounts of assets or liabilities for book and tax purposes. Accordingly, a deferred tax liability or asset for each temporary difference is determined based upon the tax rates that the Firm expects to be in effect when the underlying items of income and expense are realized. JPMorgan Chase's expense for income taxes includes the current and deferred portions of that expense. A valuation allowance is established to reduce deferred tax assets to the amount the Firm expects to realize.

Due to the inherent complexities arising from the nature of the Firm's businesses, and from conducting business and being taxed in a substantial number of jurisdictions, significant judgments and estimates are required to be made. Agreement of tax liabilities between JPMorgan Chase and the many tax jurisdictions in which the Firm files tax returns may not be finalized for several years. Thus, the Firm's final tax-related assets and liabilities may ultimately be different than those currently reported.

At December 31, 2007, and January 1, 2007, JPMorgan Chase's unrecognized tax benefits, excluding related interest expense and penalties, was $4.8 billion and $4.7 billion, respectively, of which $1.3 billion and $1.0 billion, if recognized, would reduce the annual effective tax rate. As JPMorgan Chase is presently under audit by a number of tax authorities, it is reasonably possible that unrecognized tax benefits could change significantly over the next 12 months. JPMorgan Chase does not expect that any such changes would have a material impact on its annual effective tax rate.

The following table presents a reconciliation of the beginning and ending amount of unrecognized tax benefits for the year ended December 31, 2007.

Unrecognized tax benefits
Year ended December 31, 2007 (in millions)

Balance at January 1, 2007	$ 4,677
Increases based on tax positions related to the current period	434
Decreases based on tax positions related to the current period	(241)
Increases based on tax positions related to prior periods	903
Decreases based on tax positions related to prior periods	(791)
Decreases related to settlements with taxing authorities	(158)
Decreases related to a lapse of applicable statute of limitations	(13)
Balance at December 31, 2007	$ 4,811

Pretax interest expense and penalties related to income tax liabilities recognized in Income tax expense was $516 million ($314 million after-tax) in 2007. Included in Accounts payable, accrued expense and other liabilities at January 1, 2007, in addition to the Firm's liability for unrecognized tax benefits, was $1.3 billion for income tax-related interest and penalties, of which the penalty component was insignificant. Accrued income tax-related interest and penalties increased to $1.6 billion at December 31, 2007, due to the continuing outstanding status of the unrecognized tax benefit liability, the penalty component of which remains insignificant.

JPMorgan Chase is subject to ongoing tax examinations by the tax authorities of the various jurisdictions in which it operates, including U.S. federal, state and non-U.S. jurisdictions. The Firm's consolidated federal income tax returns are presently under examination by the Internal Revenue Service (IRS) for the years 2003, 2004 and 2005. The consolidated federal income tax returns of heritage Bank One Corporation, which merged with and into JPMorgan Chase on July 1, 2004, are under examination for the years 2000 through 2003, and for the period January 1, 2004, through July 1, 2004. Both examinations are expected to conclude in the latter part of 2008. The IRS audit of the 2006 consolidated federal income tax return has not yet commenced. Certain administrative appeals are pending with the IRS relating to prior examination periods, for JPMorgan Chase for the years 2001 and 2002, and for Bank One and its predecessor entities for various periods from 1996 through 1999. For years prior to 2001, refund claims relating to income and credit adjustments, and to tax attribute carrybacks, for JPMorgan Chase and its predecessor entities, including Bank One, either have been or will be filed. Also, interest rate swap valuations by a Bank One predecessor entity for the years 1990 through 1993 are, and have been, the subject of litigation in both the Tax Court and the U.S. Court of Appeals.

Deferred income tax expense (benefit) results from differences between assets and liabilities measured for financial reporting and for income-tax return purposes. The significant components of deferred tax assets and liabilities are reflected in the following table.

December 31, (in millions)	2007	2006
Deferred tax assets		
Allowance for loan losses	**$ 3,800**	$ 2,910
Allowance for other than loan losses	**3,635**	3,533
Employee benefits	**3,391**	5,175
Non-U.S. operations	**285**	566
Fair value adjustments	**—**	427
Gross deferred tax assets	**$11,111**	$12,611
Deferred tax liabilities		
Depreciation and amortization	**$ 2,966**	$ 3,668
Leasing transactions	**2,304**	2,675
Non-U.S. operations	**1,790**	1,435
Fair value adjustments	**570**	—
Fee income	**548**	1,216
Other, net	**207**	78
Gross deferred tax liabilities	**$ 8,385**	$ 9,072
Valuation allowance	**$ 220**	$ 210
Net deferred tax asset	**$ 2,506**	$ 3,329

A valuation allowance has been recorded in accordance with SFAS 109, primarily relating to capital losses associated with certain portfolio investments.

The components of income tax expense included in the Consolidated statements of income were as follows.

Year ended December 31, (in millions)	2007	2006	2005
Current income tax expense			
U.S. federal	$ 2,805	$ 5,512	$ 4,178
Non-U.S.	2,985	1,656	887
U.S. state and local	343	879	311
Total current income tax expense	6,133	8,047	5,376
Deferred income tax expense (benefit)			
U.S. federal	1,122	(1,628)	(2,063)
Non-U.S.	(185)	194	316
U.S. state and local	370	(376)	(44)
Total deferred income tax expense (benefit)	1,307	(1,810)	(1,791)
Total income tax expense from continuing operations	7,440	6,237	3,585
Total income tax expense from discontinued operations	—	572	147
Total income tax expense	$ 7,440	$ 6,809	$ 3,732

Total income tax expense includes $367 million of tax benefits recorded in 2006 as a result of tax audit resolutions.

The preceding table does not reflect the tax effect of certain items that are recorded each period directly in Stockholders' equity as prescribed by SFAS 52, SFAS 115, SFAS 133 and SFAS 158, and certain tax benefits associated with the Firm's employee stock-based compensation plans. Also not reflected are the cumulative tax effects of initially implementing in 2007, SFAS 157, SFAS 159 and FIN 48, and in 2006, SFAS 155, SFAS 156 and SFAS 158. The tax effects of all items recorded directly to Stockholders' equity was an increase in Stockholders' equity of $159 million, $885 million, and $425 million in 2007, 2006, and 2005, respectively.

U.S. federal income taxes have not been provided on the undistributed earnings of certain non-U.S. subsidiaries, to the extent that such earnings have been reinvested abroad for an indefinite period of time. For 2007, such earnings approximated $1.4 billion on a pretax basis. At December 31, 2007, the cumulative amount of undistributed pretax earnings in these subsidiaries approximated $3.4 billion. It is not practicable at this time to determine the income tax liability that would result upon repatriation of these earnings.

On October 22, 2004, the American Jobs Creation Act of 2004 (the "Act") was signed into law. The Act created a temporary incentive for U.S. companies to repatriate accumulated foreign earnings at a substantially reduced U.S. effective tax rate by providing a dividends received deduction on the repatriation of certain foreign earnings to the U.S. taxpayer (the "repatriation provision"). The deduction was subject to a number of limitations and requirements. In the fourth quarter of 2005, the Firm applied the repatriation provision to $1.9 billion of cash from foreign earnings, resulting in a net tax benefit of $55 million. The $1.9 billion of cash was invested in accordance with the Firm's domestic reinvestment plan pursuant to the guidelines set forth in the Act.

The tax expense (benefit) applicable to securities gains and losses for the years 2007, 2006 and 2005 was $60 million, $(219) million and $(536) million, respectively.

A reconciliation of the applicable statutory U.S. income tax rate to the effective tax rate for continuing operations for the past three years is shown in the following table.

Year ended December 31,	2007	2006	2005
Statutory U.S. federal tax rate	35.0%	35.0%	35.0%
Increase (decrease) in tax rate resulting from:			
U.S. state and local income taxes, net of federal income tax benefit	2.0	2.1	1.4
Tax-exempt income	(2.4)	(2.2)	(3.1)
Non-U.S. subsidiary earnings	(1.1)	(0.5)	(1.4)
Business tax credits	(2.5)	(2.5)	(3.7)
Other, net	1.6	(0.5)	2.1
Effective tax rate	32.6%	31.4%	30.3%

The following table presents the U.S. and non-U.S. components of income from continuing operations before income tax expense.

Year ended December 31, (in millions)	2007	2006	2005
U.S.	$13,720	$12,934	$ 8,683
Non-U.S.[(a)]	9,085	6,952	3,156
Income from continuing operations before income tax expense	$22,805	$19,886	$11,839

(a) For purposes of this table, non-U.S. income is defined as income generated from operations located outside the United States.

Note 27 – Restrictions on cash and intercompany funds transfers

The business of JPMorgan Chase Bank, National Association ("JPMorgan Chase Bank, N.A.") is subject to examination and regulation by the Office of the Comptroller of the Currency ("OCC"). The Bank is a member of the U.S. Federal Reserve System and its deposits are insured by the Federal Deposit Insurance Corporation ("FDIC").

The Board of Governors of the Federal Reserve System (the "Federal Reserve Board") requires depository institutions to maintain cash reserves with a Federal Reserve Bank. The average amount of reserve balances deposited by the Firm's bank subsidiaries with various Federal Reserve Banks was approximately $1.6 billion in 2007 and $2.2 billion in 2006.

Restrictions imposed by U.S. federal law prohibit JPMorgan Chase and certain of its affiliates from borrowing from banking subsidiaries unless the loans are secured in specified amounts. Such secured loans to the Firm or to other affiliates are generally limited to 10% of the banking subsidiary's total capital, as determined by the risk-based capital guidelines; the aggregate amount of all such loans is limited to 20% of the banking subsidiary's total capital.

The principal sources of JPMorgan Chase's income (on a parent company–only basis) are dividends and interest from JPMorgan Chase Bank, N.A., and the other banking and nonbanking subsidiaries of JPMorgan Chase. In addition to dividend restrictions set forth in statutes and regulations, the Federal Reserve Board, the OCC and the FDIC have authority under the Financial Institutions Supervisory Act to prohibit or to limit the payment of dividends by the banking organizations they supervise, including JPMorgan Chase and its subsidiaries that are banks or bank holding companies, if, in the banking regulator's opinion, payment of a dividend would constitute an unsafe or unsound practice in light of the financial condition of the banking organization.

At January 1, 2008 and 2007, JPMorgan Chase's banking subsidiaries could pay, in the aggregate, $16.3 billion and $14.3 billion, respectively, in dividends to their respective bank holding companies without the prior approval of their relevant banking regulators. The capacity to pay dividends in 2008 will be supplemented by the banking subsidiaries' earnings during the year.

In compliance with rules and regulations established by U.S. and non-U.S. regulators, as of December 31, 2007 and 2006, cash in the amount of $16.0 billion and $8.6 billion, respectively, and securities with a fair value of $3.4 billion and $2.1 billion, respectively, were segregated in special bank accounts for the benefit of securities and futures brokerage customers.

Note 28 – Capital

There are two categories of risk-based capital: Tier 1 capital and Tier 2 capital. Tier 1 capital includes common stockholders' equity, qualifying preferred stock and minority interest less goodwill and other adjustments. Tier 2 capital consists of preferred stock not qualifying as Tier 1, subordinated long-term debt and other instruments qualifying as Tier 2, and the aggregate allowance for credit losses up to a certain percentage of risk-weighted assets. Total regulatory capital is subject to deductions for investments in certain subsidiaries. Under the risk-based capital guidelines of the Federal Reserve Board, JPMorgan Chase is required to maintain minimum ratios of Tier 1 and Total (Tier 1 plus Tier 2) capital to risk weighted assets, as well as minimum leverage ratios (which are defined as Tier 1 capital to average adjusted on–balance sheet assets). Failure to meet these minimum requirements could cause the Federal Reserve Board to take action. Banking subsidiaries also are subject to these capital requirements by their respective primary regulators. As of December 31, 2007 and 2006, JPMorgan Chase and all of its banking subsidiaries were well-capitalized and met all capital requirements to which each was subject.

The following table presents the risk-based capital ratios for JPMorgan Chase and its significant banking subsidiaries at December 31, 2007 and 2006.

(in millions, except ratios)	Tier 1 capital	Total capital	Risk-weighted assets[c]	Adjusted average assets[d]	Tier 1 capital ratio	Total capital ratio	Tier 1 leverage ratio
December 31, 2007[a]							
JPMorgan Chase & Co.	**$ 88,746**	**$ 132,242**	**$ 1,051,879**	**$ 1,473,541**	**8.4%**	**12.6%**	**6.0%**
JPMorgan Chase Bank, N.A.	**78,453**	**112,253**	**950,001**	**1,268,304**	**8.3**	**11.8**	**6.2**
Chase Bank USA, N.A.	**9,407**	**10,720**	**73,169**	**60,905**	**12.9**	**14.7**	**15.5**
December 31, 2006[a]							
JPMorgan Chase & Co.	$ 81,055	$ 115,265	$ 935,909	$ 1,308,699	8.7%	12.3%	6.2%
JPMorgan Chase Bank, N.A.	68,726	96,103	840,057	1,157,449	8.2	11.4	5.9
Chase Bank USA, N.A.	9,242	11,506	77,638	66,202	11.9	14.8	14.0
Well-capitalized ratios[b]					6.0%	10.0%	5.0%[e]
Minimum capital ratios[b]					4.0	8.0	3.0[f]

(a) Asset and capital amounts for JPMorgan Chase's banking subsidiaries reflect intercompany transactions, whereas the respective amounts for JPMorgan Chase reflect the elimination of intercompany transactions.

(b) As defined by the regulations issued by the Federal Reserve Board, OCC and FDIC.

(c) Includes off–balance sheet risk-weighted assets in the amounts of $352.7 billion, $336.8 billion and $13.4 billion, respectively, at December 31, 2007, and $305.3 billion, $290.1 billion and $12.7 billion, respectively, at December 31, 2006, for JPMorgan Chase and its significant banking subsidiaries.

(d) Average adjusted assets for purposes of calculating the leverage ratio include total average assets adjusted for unrealized gains/losses on securities, less deductions for disallowed goodwill and other intangible assets, investments in certain subsidiaries and the total adjusted carrying value of nonfinancial equity investments that are subject to deductions from Tier 1 capital.

(e) Represents requirements for banking subsidiaries pursuant to regulations issued under the Federal Deposit Insurance Corporation Improvement Act. There is no Tier 1 leverage component in the definition of a well-capitalized bank holding company.

(f) The minimum Tier 1 leverage ratio for bank holding companies and banks is 3% or 4% depending on factors specified in regulations issued by the Federal Reserve Board and OCC.

The following table shows the components of the Firm's Tier 1 and Total capital.

December 31, (in millions)	2007	2006
Tier 1 capital		
Total stockholders' equity	**$123,221**	$115,790
Effect of certain items in Accumulated other comprehensive income (loss) excluded from Tier 1 capital	**925**	1,562
Adjusted stockholders' equity	**124,146**	117,352
Minority interest[(a)]	**15,005**	12,970
Less: Goodwill	**45,270**	45,186
SFAS 157 DVA	**882**	—
Investments in certain subsidiaries	**782**	420
Nonqualifying intangible assets	**3,471**	3,661
Tier 1 capital	**88,746**	81,055
Tier 2 capital		
Long-term debt and other instruments qualifying as Tier 2	**32,817**	26,613
Qualifying allowance for credit losses	**10,084**	7,803
Adjustment for investments in certain subsidiaries and other	**595**	(206)
Tier 2 capital	**43,496**	34,210
Total qualifying capital	**$132,242**	$115,265

(a) Primarily includes trust preferred capital debt securities of certain business trusts.

Note 29 – Commitments and contingencies

At December 31, 2007, JPMorgan Chase and its subsidiaries were obligated under a number of noncancelable operating leases for premises and equipment used primarily for banking purposes. Certain leases contain renewal options or escalation clauses providing for increased rental payments based upon maintenance, utility and tax increases or require the Firm to perform restoration work on leased premises. No lease agreement imposes restrictions on the Firm's ability to pay dividends, engage in debt or equity financing transactions or enter into further lease agreements.

The following table presents required future minimum rental payments under operating leases with noncancelable lease terms that expire after December 31, 2007.

Year ended December 31, (in millions)	
2008	$ 1,040
2009	1,009
2010	934
2011	850
2012	794
After 2012	6,281
Total minimum payments required[(a)]	10,908
Less: Sublease rentals under noncancelable subleases	(1,330)
Net minimum payment required	$ 9,578

(a) Lease restoration obligations are accrued in accordance with SFAS 13, and are not reported as a required minimum lease payment.

Total rental expense was as follows.

Year ended December 31, (in millions)	2007	2006	2005
Gross rental expense	**$1,380**	$1,266	$1,239
Sublease rental income	**(175)**	(194)	(192)
Net rental expense	**$1,205**	$1,072	$1,047

At December 31, 2007, assets were pledged to secure public deposits and for other purposes. The significant components of the assets pledged were as follows.

December 31, (in billions)	2007	2006
Reverse repurchase/securities borrowing agreements	**$ 333.7**	$ 290.5
Securities	**4.5**	40.0
Loans	**160.4**	117.0
Trading assets and other	**102.2**	108.0
Total assets pledged	**$ 600.8**	$ 555.5

The Bank of New York Mellon Corporation ("BNYM"), formerly known as The Bank of New York, has informed the Firm of difficulties in locating certain documentation, including IRS Forms W-8 and W-9, related to certain accounts transferred to BNYM in connection with the Firm's sale of its corporate trust business. The Firm could have liability to the IRS if it is determined that there was noncompliance with IRS tax reporting and withholding requirements, and to BNYM if it is determined that there was noncompliance with the sales agreements. The Firm is working with BNYM to locate and verify documents, and to obtain replacement documentation where necessary. The Firm and BNYM have jointly notified the IRS of the matter and are working cooperatively to address the issues and resolve any outstanding reporting and withholding issues with the IRS. Although the Firm currently does not expect that any amounts payable would be material, it is too early to precisely determine the extent of any potential liability relating to this matter.

Litigation reserve

Insurance recoveries related to certain material legal proceedings were $36 million, $512 million and $208 million in 2007, 2006 and 2005, respectively. Charges related to certain material legal proceedings were $2.8 billion in 2005. There were no charges in 2007 and 2006 related to certain material legal proceedings.

The Firm maintains litigation reserves for certain of its outstanding litigation. In accordance with the provisions of SFAS 5, JPMorgan Chase accrues for a litigation-related liability when it is probable that such a liability has been incurred and the amount of the loss can be reasonably estimated. When the Firm is named a defendant in a litigation and may be subject to joint and several liability and a judgment sharing agreement is in place, the Firm recognizes expense and obligations net of amounts expected to be paid by other signatories to the judgment sharing agreement.

While the outcome of litigation is inherently uncertain, management believes, in light of all information known to it at December 31, 2007, the Firm's litigation reserves were adequate at such date. Management reviews litigation reserves periodically, and the reserves may be increased or decreased in the future to reflect further relevant developments. The Firm believes it has meritorious defenses to the claims asserted against it in its currently outstanding litigation and, with respect to such litigation, intends to continue to defend itself vigorously, litigating or settling cases according to management's judgment as to what is in the best interests of stockholders.

Note 30 – Accounting for derivative instruments and hedging activities

Derivative instruments enable end users to increase, reduce or alter exposure to credit or market risks. The value of a derivative is derived from its reference to an underlying variable or combination of variables such as equity, foreign exchange, credit, commodity or interest rate prices or indices. JPMorgan Chase makes markets in derivatives for customers and also is an end-user of derivatives in order to hedge market exposures, modify the interest rate characteristics of related balance sheet instruments or meet longer-term investment objectives. The majority of the Firm's derivatives are entered into for trading purposes. Both trading and end-user derivatives are recorded at fair value in Trading assets and Trading liabilities as set forth in Note 6 on page 122 of this Annual Report.

Interest rate contracts, which are generally interest rate swaps, forwards and futures are utilized in the Firm's risk management activities in order to minimize significant fluctuations in earnings that are caused by interest rate volatility. As a result of interest rate fluctuations, fixed-rate assets and liabilities appreciate or depreciate in market value. Gains or losses on the derivative instruments that are linked to the fixed-rate assets and liabilities being hedged are expected to substantially offset this unrealized appreciation or depreciation. Interest income and Interest expense on variable-rate assets and liabilities increase or decrease as a result of interest rate fluctuations. Gains and losses on the derivative instruments that are linked to the assets and liabilities being hedged are expected to substantially offset this variability in earnings. Interest rate swaps involve the exchange of fixed-rate and variable-rate interest payments based on the contractual underlying notional amount. Forward contracts used for the Firm's interest rate risk management activities are primarily arrangements to exchange cash in the future based on price movements in securities. Futures contracts used are primarily index futures providing for cash payments based upon the movements of an underlying rate index.

The Firm uses foreign currency contracts to manage the foreign exchange risk associated with certain foreign currency-denominated assets and liabilities, forecasted transactions denominated in a foreign currency, as well as the Firm's equity investments in foreign subsidiaries. As a result of foreign currency fluctuations, the U.S. dollar equivalent values of the foreign currency-denominated assets and liabilities or forecasted transactions change. Gains or losses on the derivative instruments that are linked to the foreign currency denominated assets or liabilities or forecasted transactions being hedged are expected to substantially offset this variability. Foreign exchange forward contracts represent agreements to exchange the currency of one country for the currency of another country at an agreed-upon price on an agreed-upon settlement date.

The Firm uses forward contracts to manage the overall price risk associated with its gold inventory. As a result of gold price fluctuations, the fair value of the gold inventory changes. Gains or losses on the derivative instruments that are linked to the gold inventory being hedged are expected to offset this unrealized appreciation or depreciation. Forward contracts used for the Firm's gold inventory risk management activities are arrangements to deliver gold in the future.

SFAS 133, as amended by SFAS 138, SFAS 149, and SFAS 155, establishes accounting and reporting standards for derivative instruments, including those used for trading and hedging activities, and derivative instruments embedded in other contracts. All free-standing derivatives, whether designated for hedging relationships or not, are required to be recorded on the Consolidated balance sheets at fair value. The accounting for changes in value of a derivative depends on whether the contract is for trading purposes or has been designated and qualifies for hedge accounting.

In order to qualify for hedge accounting, a derivative must be considered highly effective at reducing the risk associated with the exposure being hedged. In order for a derivative to be designated as a hedge, there must be documentation of the risk management objective and strategy, including identification of the hedging instrument, the hedged item and the risk exposure, and how effectiveness is to be assessed prospectively and retrospectively. To assess effectiveness, the Firm uses statistical methods such as regression analysis, as well as nonstatistical methods including dollar value comparisons of the change in the fair value of the derivative to the change in the fair value or cash flows of the hedged item. The extent to which a hedging instrument has been and is expected to continue to be effective at achieving offsetting changes in fair value or cash flows must be assessed and documented at least quarterly. Any ineffectiveness must be reported in current-period earnings. If it is determined that a derivative is not highly effective at hedging the designated exposure, hedge accounting is discontinued.

For qualifying fair value hedges, all changes in the fair value of the derivative and in the fair value of the hedged item for the risk being hedged are recognized in earnings. If the hedge relationship is terminated, then the fair value adjustment to the hedged item continues to be reported as part of the basis of the item and continues to be amortized to earnings as a yield adjustment. For qualifying cash flow hedges, the effective portion of the change in the fair value of the derivative is recorded in Other comprehensive income and recognized in the Consolidated statement of income when the hedged cash flows affect earnings. The ineffective portions of cash flow hedges are immediately recognized in earnings. If the hedge relationship is terminated, then the change in fair value of the derivative recorded in Other comprehensive income is recognized when the cash flows that were hedged occur, consistent with the original hedge strategy. For hedge relationships discontinued because the forecasted transaction is not expected to occur according to the original strategy, any related derivative amounts recorded in Other comprehensive income are immediately recognized in earnings. For qualifying net investment hedges, changes in the fair value of the derivative or the revaluation of the foreign currency–denominated debt instrument are recorded in the translation adjustments account within Other comprehensive income.

JPMorgan Chase's fair value hedges primarily include hedges of fixed-rate long-term debt, warehouse loans, AFS securities, MSRs and gold inventory. Interest rate swaps are the most common type of derivative contract used to modify exposure to interest rate risk, converting fixed-rate assets and liabilities to a floating-rate. Prior to the adoption of SFAS 156, interest rate options, swaptions and forwards were also used in combination with interest rate swaps to hedge the fair value of the Firm's MSRs in SFAS 133 hedge relationships. For a further discussion of MSR risk management activities, see Note 18 on pages 154–156 of this Annual Report. All amounts have been included in earnings consistent with the classification of the hedged item, primarily Net interest income for Long-term debt and AFS securities; Mortgage fees and related income for MSRs, Other income for warehouse loans; and Principal transactions for gold inventory. The Firm did not recognize any gains or losses during 2007, 2006 or 2005 on firm commitments that no longer qualify as fair value hedges.

JPMorgan Chase also enters into derivative contracts to hedge exposure to variability in cash flows from floating-rate financial instruments and forecasted transactions, primarily the rollover of short-term assets and liabilities, and foreign currency–denominated revenue and expense. Interest rate swaps, futures and forward contracts are the most common instruments used to reduce the impact of interest rate and foreign exchange rate changes on future earnings. All amounts affecting earnings have been recognized consistent with the classification of the hedged item, primarily Net interest income.

The Firm uses forward foreign exchange contracts and foreign currency–denominated debt instruments to protect the value of net investments in subsidiaries, the functional currency of which is not the U.S. dollar. The portion of the hedging instruments excluded from the assessment of hedge effectiveness (forward points) is recorded in Net interest income.

The following table presents derivative instrument hedging-related activities for the periods indicated.

Year ended December 31, (in millions)	**2007**	2006	2005
Fair value hedge ineffective net gains/(losses)[a]	**$111**	$51	$(58)
Cash flow hedge ineffective net gains/(losses)[a]	**29**	2	(2)
Cash flow hedging net gains/(losses) on forecasted transactions that failed to occur[b]	**15**	—	—

(a) Includes ineffectiveness and the components of hedging instruments that have been excluded from the assessment of hedge effectiveness.
(b) During the second half of 2007, the Firm did not issue short-term fixed rate Canadian dollar denominated notes due to the weak credit market for Canadian short-term debt.

Over the next 12 months, it is expected that $263 million (after-tax) of net losses recorded in Other comprehensive income at December 31, 2007, will be recognized in earnings. The maximum length of time over which forecasted transactions are hedged is 10 years, and such transactions primarily relate to core lending and borrowing activities.

JPMorgan Chase does not seek to apply hedge accounting to all of the Firm's economic hedges. For example, the Firm does not apply hedge accounting to standard credit derivatives used to manage the credit risk of loans and commitments because of the difficulties in qualifying such contracts as hedges under SFAS 133. Similarly, the Firm does not apply hedge accounting to certain interest rate derivatives used as economic hedges.

Note 31 – Off–balance sheet lending-related financial instruments and guarantees

JPMorgan Chase utilizes lending-related financial instruments (e.g., commitments and guarantees) to meet the financing needs of its customers. The contractual amount of these financial instruments represents the maximum possible credit risk should the counterparty draw down the commitment or the Firm fulfill its obligation under the guarantee, and the counterparty subsequently fail to perform according to the terms of the contract. Most of these commitments and guarantees expire without a default occurring or without being drawn. As a result, the total contractual amount of these instruments is not, in the Firm's view, representative of its actual future credit exposure or funding requirements. Further, certain commitments, primarily related to consumer financings, are cancelable, upon notice, at the option of the Firm.

To provide for the risk of loss inherent in wholesale-related contracts, an allowance for credit losses on lending-related commitments is maintained. See Note 15 on pages 138–139 of this Annual Report for further discussion of the allowance for credit losses on lending-related commitments.

The following table summarizes the contractual amounts of off–balance sheet lending-related financial instruments and guarantees and the related allowance for credit losses on lending-related commitments at December 31, 2007 and 2006.

Off–balance sheet lending-related financial instruments and guarantees

	Contractual amount		Allowance for lending-related commitments	
December 31, (in millions)	**2007**	2006	**2007**	2006
Lending-related				
Consumer[(a)]	**$ 815,936**	$ 747,535	**$ 15**	$ 25
Wholesale:				
Other unfunded commitments to extend credit[(b)(c)(d)(e)]	**250,954**	229,204	**571**	305
Asset purchase agreements[(f)]	**90,105**	67,529	**9**	6
Standby letters of credit and financial guarantees[(c)(g)(h)]	**100,222**	89,132	**254**	187
Other letters of credit[(c)]	**5,371**	5,559	**1**	1
Total wholesale	**446,652**	391,424	**835**	499
Total lending-related	**$ 1,262,588**	$ 1,138,959	**$ 850**	$ 524
Other guarantees				
Securities lending guarantees[(i)]	**$ 385,758**	$ 318,095	**NA**	NA
Derivatives qualifying as guarantees[(j)]	**85,262**	71,531	**NA**	NA

(a) Includes credit card and home equity lending-related commitments of $714.8 billion and $74.2 billion, respectively, at December 31, 2007; and $657.1 billion and $69.6 billion, respectively, at December 31, 2006. These amounts for credit card and home equity lending–related commitments represent the total available credit for these products. The Firm has not experienced, and does not anticipate, that all available lines of credit for these products will be utilized at the same time. The Firm can reduce or cancel these lines of credit by providing the borrower prior notice or, in some cases, without notice as permitted by law.
(b) Includes unused advised lines of credit totaling $38.4 billion and $39.0 billion at December 31, 2007 and 2006, respectively, which are not legally binding. In regulatory filings with the Federal Reserve Board, unused advised lines are not reportable.
(c) Represents contractual amount net of risk participations totaling $28.3 billion and $32.8 billion at December 31, 2007 and 2006, respectively.
(d) Excludes unfunded commitments for private third-party equity investments of $881 million and $589 million at December 31, 2007 and 2006, respectively. Also excludes unfunded commitments for other equity investments of $903 million and $943 million at December 31, 2007 and 2006, respectively.
(e) Included in Other unfunded commitments to extend credit are commitments to investment and noninvestment grade counterparties in connection with leveraged acquisitions of $8.2 billion.
(f) Largely represents asset purchase agreements to the Firm's administered multi-seller, asset-backed commercial paper conduits. It also includes $1.1 billion and $1.4 billion of asset purchase agreements to other third-party entities at December 31, 2007 and 2006, respectively.
(g) JPMorgan Chase held collateral relating to $15.8 billion and $13.5 billion of these arrangements at December 31, 2007 and 2006, respectively.
(h) Included unused commitments to issue standby letters of credit of $50.7 billion and $45.7 billion at December 31, 2007 and 2006, respectively.
(i) Collateral held by the Firm in support of securities lending indemnification agreements was $390.5 billion and $317.9 billion at December 31, 2007 and 2006, respectively.
(j) Represents notional amounts of derivatives qualifying as guarantees.

Other unfunded commitments to extend credit

Unfunded commitments to extend credit are agreements to lend only when a customer has complied with predetermined conditions, and they generally expire on fixed dates.

Included in Other unfunded commitments to extend credit are commitments to investment and noninvestment grade borrowers in connection with leveraged acquisitions. These commitments are dependent on whether the acquisition by the borrower is successful, tend to be short-term in nature and, in most cases, are subject to certain conditions based on the borrower's financial condition or other factors. Additionally, the Firm often syndicates portions of the initial position to other investors, depending on market conditions. These commitments generally contain flexible pricing features to adjust for changing market conditions prior to closing. Alternatively, the borrower may turn to the capital markets for required funding instead of drawing on the commitment provided by the Firm, and the commitment may expire unused. As such, these commitments are not necessarily indicative of the Firm's actual risk and the total commitment amount may not reflect actual future cash flow requirements. The amount of these commitments at December 31, 2007, was $8.2 billion. For further information, see Note 4 and Note 5 on pages 111–118 and 119–121, respectively, of this Annual Report.

FIN 45 guarantees

FIN 45 establishes accounting and disclosure requirements for guarantees, requiring that a guarantor recognize, at the inception of a guarantee, a liability in an amount equal to the fair value of the obligation undertaken in issuing the guarantee. FIN 45 defines a guarantee as a contract that contingently requires the guarantor to pay a guaranteed party, based upon: (a) changes in an underlying asset, liability or equity security of the guaranteed party; or (b) a third party's failure to perform under a specified agreement. The Firm considers the following off–balance sheet lending arrangements to be guarantees under FIN 45: certain asset purchase agreements, standby letters of credit and financial guarantees, securities lending indemnifications, certain indemnification agreements included within third-party contractual arrangements and certain derivative contracts. These guarantees are described in further detail below.

The fair value at inception of the obligation undertaken when issuing the guarantees and commitments that qualify under FIN 45 is typically equal to the net present value of the future amount of premium receivable under the contract. The Firm has recorded this amount in Other Liabilities with an offsetting entry recorded in Other Assets. As cash is received under the contract, it is applied to the premium receivable recorded in Other Assets, and the fair value of the liability recorded at inception is amortized into income as Lending & deposit-related fees over the life of the guarantee contract. The amount of the liability related to FIN 45 guarantees recorded at December 31, 2007 and 2006, excluding the allowance for credit losses on lending-related commitments and derivative contracts discussed below, was approximately $335 million and $297 million, respectively.

Asset purchase agreements

The majority of the Firm's unfunded commitments are not guarantees as defined in FIN 45, except for certain asset purchase agreements that are principally used as a mechanism to provide liquidity to SPEs, primarily multi-seller conduits, as described in Note 17 on pages 146–154 of this Annual Report. The conduit's administrative agent can require the liquidity provider to perform under their asset purchase agreement with the conduit at any time. These agreements may cause the Firm to purchase an asset from the SPE at an amount above the asset's then fair value, in effect providing a guarantee of the initial value of the reference asset as of the date of the agreement. In most instances, third-party credit enhancements of the SPE mitigate the Firm's potential losses on these agreements.

Standby letters of credit and financial guarantees

Standby letters of credit and financial guarantees are conditional lending commitments issued by JPMorgan Chase to guarantee the performance of a customer to a third party under certain arrangements, such as commercial paper facilities, bond financings, acquisition financings, trade and similar transactions. Approximately 50% of these arrangements mature within three years. The Firm typically has recourse to recover from the customer any amounts paid under these guarantees; in addition, the Firm may hold cash or other highly liquid collateral to support these guarantees.

Securities lending indemnification

Through the Firm's securities lending program, customers' securities, via custodial and non-custodial arrangements, may be lent to third parties. As part of this program, the Firm issues securities lending indemnification agreements to the lender which protects it principally against the failure of the third-party borrower to return the lent securities. To support these indemnification agreements, the Firm obtains cash or other highly liquid collateral with a market value exceeding 100% of the value of the securities on loan from the borrower. Collateral is marked to market daily to help assure that collateralization is adequate. Additional collateral is called from the borrower if a shortfall exists or released to the borrower in the event of overcollateralization. If an indemnifiable default by a borrower occurs, the Firm would expect to use the collateral held to purchase replacement securities in the market or to credit the lending customer with the cash equivalent thereof.

Also, as part of this program, the Firm invests cash collateral received from the borrower in accordance with approved guidelines. On an exception basis the Firm may indemnify the lender against this investment risk when certain types of investments are made.

Based upon historical experience, management believes that these risks of loss are remote.

Indemnification agreements – general

In connection with issuing securities to investors, the Firm may enter into contractual arrangements with third parties that may require the Firm to make a payment to them in the event of a change in tax law or an adverse interpretation of tax law. In certain cases, the contract also may include a termination clause, which would allow the Firm to settle the contract at its fair value; thus, such a clause would not require the Firm to make a payment under the indemnification agreement. Even without the termination clause, management does not expect such indemnification agreements to have a material adverse effect on the consolidated financial condition of JPMorgan Chase. See below for more information regarding the Firm's loan securitization activities. The Firm may also enter into indemnification clauses in connection with the licensing of software to clients ("software licensees") or when it sells a business or assets to a third party ("third-party purchasers"), pursuant to which it indemnifies software licensees for claims of liability or damage that may occur subsequent to the licensing of the software, or third-party purchasers for losses they may incur due to actions taken by the Firm prior to the sale of the business or assets. It is difficult to estimate the Firm's maximum exposure under these indemnification arrangements, since this would require an assessment of future changes in tax law and future claims that may be made against the Firm that have not yet occurred. However, based upon historical experience, management expects the risk of loss to be remote.

Securitization-related indemnifications

As part of the Firm's loan securitization activities, as described in Note 16 on pages 139–145 of this Annual Report, the Firm provides representations and warranties that certain securitized loans meet specific requirements. The Firm may be required to repurchase the loans and/or indemnify the purchaser of the loans against losses due to any breaches of such representations or warranties. Generally, the maximum amount of future payments the Firm would be required to make under such repurchase and/or indemnification provisions would be equal to the current amount of assets held by such securitization-related SPEs as of December 31, 2007, plus, in certain circumstances, accrued and unpaid interest on such loans and certain expense. The potential loss due to such repurchase and/or indemnity is mitigated by the due diligence the Firm performs before the sale to ensure that the assets comply with the requirements set forth in the representations and warranties. Historically, losses incurred on such repurchases and/or indemnifications have been insignificant, and therefore management expects the risk of material loss to be remote.

Credit card charge-backs

The Firm is a partner with one of the leading companies in electronic payment services in a joint venture operating under the name of Chase Paymentech Solutions, LLC (the "joint venture"). The joint venture was formed in October 2005, as a result of an agreement by the Firm and First Data Corporation, its joint venture partner, to integrate the companies' jointly owned Chase Merchant Services and Paymentech merchant businesses. The joint venture provides merchant processing services in the United States and Canada. Under the rules of Visa USA, Inc., and Mastercard International, JPMorgan Chase Bank, N.A., is liable primarily for the amount of each processed credit card sales transaction that is the subject of a dispute between a cardmember and a merchant. The joint venture is contractually liable to JPMorgan Chase Bank, N.A., for these disputed transactions. If a dispute is resolved in the cardmember's favor, the joint venture will (through the cardmember's issuing bank) credit or refund the amount to the cardmember and will charge back the transaction to the merchant. If the joint venture is unable to collect the amount from the merchant, the joint venture will bear the loss for the amount credited or refunded to the cardmember. The joint venture mitigates this risk by withholding future settlements, retaining cash reserve accounts or by obtaining other security. However, in the unlikely event that: (1) a merchant ceases operations and is unable to deliver products, services or a refund; (2) the joint venture does not have sufficient collateral from the merchant to provide customer refunds; and (3) the joint venture does not have sufficient financial resources to provide customer refunds, JPMorgan Chase Bank, N.A., would be liable for the amount of the transaction, although it would have a contractual right to recover from its joint venture partner an amount proportionate to such partner's equity interest in the joint venture. For the year ended December 31, 2007, the joint venture incurred aggregate credit losses of $10 million on $719.1 billion of aggregate volume processed. At December 31, 2007, the joint venture held $779 million of collateral. For the year ended December 31, 2006, the joint venture incurred aggregate credit losses of $9 million on $660.6 billion of aggregate volume processed. At December 31, 2006, the joint venture held $893 million of collateral. The Firm believes that, based upon historical experience and the collateral held by the joint venture, the fair value of the Firm's chargeback-related obligations would not be different materially from the credit loss allowance recorded by the joint venture; therefore, the Firm has not recorded any allowance for losses in excess of the allowance recorded by the joint venture.

Exchange, clearinghouse and credit card association guarantees

The Firm is a member of several securities and futures exchanges and clearinghouses, both in the United States and other countries. Membership in some of these organizations requires the Firm to pay a pro rata share of the losses incurred by the organization as a result of the default of another member. Such obligations vary with different organizations. These obligations may be limited to members who dealt with the defaulting member or to the amount (or a multiple of the amount) of the Firm's contribution to a members' guaranty fund, or, in a few cases, the obligation may be unlimited. It is difficult to estimate the Firm's maximum exposure under these membership agreements, since this would require an assessment of future claims that may be made against the Firm that have not yet occurred. However, based upon historical experience, management expects the risk of loss to be remote.

The Firm is an equity member of VISA Inc. During October 2007, certain VISA related entities completed a series of restructuring transactions to combine their operations, including VISA USA, under one holding company, VISA Inc. Upon the restructuring, the Firm's membership interest in VISA USA was converted into an equity interest in VISA Inc. VISA Inc. intends to issue and sell shares via an initial public offering and to use a portion of the proceeds from the offering to redeem a portion of the Firm's equity interest in Visa Inc.

Prior to the restructuring, VISA USA's by-laws obligated the Firm upon demand by VISA to indemnify VISA for, among other things, litigation obligations of Visa. The accounting for that guarantee was not subject to fair value accounting under FIN 45 because the guarantee was in effect prior to the effective date of FIN 45. Upon the restructuring event, the Firm's obligation to indemnify Visa was limited to certain identified litigations. Such a limitation is deemed a modification of the indemnity by-law and, accordingly, is now subject to the provisions of FIN 45. The value of the litigation guarantee has been recorded in the Firm's financial statements based on its fair value; the net amount recorded (within Other Liabilities) did not have a material adverse effect on the Firm's financial statements.

Derivative guarantees

In addition to the contracts described above, there are certain derivative contracts to which the Firm is a counterparty that meet the characteristics of a guarantee under FIN 45. These derivatives are recorded on the Consolidated balance sheets at fair value. These contracts include written put options that require the Firm to purchase assets from the option holder at a specified price by a specified date in the future, as well as derivatives that effectively guarantee the return on a counterparty's reference portfolio of assets. The total notional value of the derivatives that the Firm deems to be guarantees was $85.3 billion and $71.5 billion at December 31, 2007 and 2006, respectively. The Firm reduces exposures to these contracts by entering into offsetting transactions or by entering into contracts that hedge the market risk related to these contracts. The fair value related to these contracts was a derivative receivable of $213 million and $230 million, and a derivative payable of $2.5 billion and $987 million at December 31, 2007 and 2006, respectively.

Finally, certain written put options and credit derivatives permit cash settlement and do not require the option holder or the buyer of credit protection to own the reference asset. The Firm does not consider these contracts to be guarantees under FIN 45.

Note 32 – Credit risk concentrations

Concentrations of credit risk arise when a number of customers are engaged in similar business activities or activities in the same geographic region, or when they have similar economic features that would cause their ability to meet contractual obligations to be similarly affected by changes in economic conditions.

JPMorgan Chase regularly monitors various segments of its credit portfolio to assess potential concentration risks and to obtain collateral when deemed necessary. In the Firm's wholesale portfolio, risk concentrations are evaluated primarily by industry and by geographic region. In the consumer portfolio, concentrations are evaluated primarily by product and by U.S. geographic region.

The Firm does not believe exposure to any one loan product with varying terms (e.g., interest-only payments for an introductory period) or exposure to loans with high loan-to-value ratios would result in a significant concentration of credit risk. Terms of loan products and collateral coverage are included in the Firm's assessment when extending credit and establishing its Allowance for loan losses.

For further information regarding on–balance sheet credit concentrations by major product and geography, see Note 14 on page 137 of this Annual Report. For information regarding concentrations of off–balance sheet lending-related financial instruments by major product, see Note 31 on pages 170–173 of this Annual Report. More information about concentrations can be found in the following tables or discussion in the Management's Discussion and Analysis.

Credit risk management – risk monitoring	Page 74
Wholesale credit exposure	Page 77
Wholesale selected industry concentrations	Page 78
Wholesale criticized exposure	Page 79
Credit derivatives	Page 81
Credit portfolio activities	Page 82
Emerging markets country exposure	Page 83
Consumer credit portfolio	Page 84

The table below presents both on–balance sheet and off–balance sheet wholesale- and consumer-related credit exposure as of December 31, 2007 and 2006.

	2007			2006		
December 31, (in billions)	Credit exposure[(b)]	On-balance sheet[(b)(c)]	Off-balance sheet[(d)]	Credit exposure[(b)]	On-balance sheet[(b)(c)]	Off-balance sheet[(d)]
Wholesale-related:						
Banks and finance companies	**$ 65.5**	**$ 29.5**	**$ 36.0**	$ 63.6	$ 28.1	$ 35.5
Real estate	**38.8**	**21.7**	**17.1**	35.9	21.6	14.3
Asset managers	**38.7**	**16.4**	**22.3**	25.0	12.0	13.0
Healthcare	**31.9**	**7.7**	**24.2**	30.1	6.1	24.0
Consumer products	**31.5**	**11.6**	**19.9**	27.1	9.1	18.0
State & Municipal Govt	**31.4**	**8.9**	**22.5**	27.5	6.9	20.6
Utilities	**30.0**	**9.0**	**21.0**	25.1	5.6	19.5
Retail & Consumer Services	**27.8**	**11.0**	**16.8**	22.2	5.3	16.9
Oil & Gas	**26.5**	**12.3**	**14.2**	18.6	5.9	12.7
Securities Firms & Exchanges	**23.6**	**16.5**	**7.1**	23.1	15.1	8.0
All other wholesale	**391.2**	**145.6**	**245.6**	332.6	123.7	208.9
Total wholesale-related	**736.9**	**290.2**	**446.7**	630.8	239.4	391.4
Consumer-related:						
Home equity	**169.0**	**94.8**	**74.2**	155.2	85.7	69.5
Mortgage	**63.4**	**56.0**	**7.4**	66.3	59.7	6.6
Auto loans and leases	**50.5**	**42.4**	**8.1**	48.9	41.0	7.9
Credit card – reported[(a)]	**799.2**	**84.4**	**714.8**	743.0	85.9	657.1
All other loans	**40.1**	**28.7**	**11.4**	33.5	27.1	6.4
Total consumer–related	**1,122.2**	**306.3**	**815.9**	1,046.9	299.4	747.5
Total exposure	**$1,859.1**	**$ 596.5**	**$1,262.6**	$1,677.7	$ 538.8	$ 1,138.9

(a) Excludes $72.7 billion and $67.0 billion of securitized credit card receivables at December 31, 2007 and 2006, respectively.
(b) Includes loans held-for-sale and loans at fair value.
(c) Represents loans and derivative receivables.
(d) Represents lending-related financial instruments.

Note 33 – International operations

The following table presents income statement information of JPMorgan Chase by major geographic area. The Firm defines international activities as business transactions that involve customers residing outside of the U.S., and the information presented below is based primarily upon the domicile of the customer or the location from which the customer relationship is managed. However, many of the Firm's U.S. operations serve international businesses.

As the Firm's operations are highly integrated, estimates and subjective assumptions have been made to apportion revenue and expense between U.S. and international operations. These estimates and assumptions are consistent with the allocations used for the Firm's segment reporting as set forth in Note 34 on pages 175–177 of this Annual Report.

The Firm's long-lived assets for the periods presented are not considered by management to be significant in relation to total assets. The majority of the Firm's long-lived assets are located in the U.S.

Year ended December 31, (in millions)	Revenue[(a)]	Expense[(b)]	Income from continuing operations before income taxes	Net income
2007				
Europe/Middle East and Africa	**$ 12,070**	**$ 8,445**	**$ 3,625**	**$ 2,585**
Asia and Pacific	**4,730**	**3,117**	**1,613**	**945**
Latin America and the Caribbean	**2,028**	**975**	**1,053**	**630**
Other	**407**	**289**	**118**	**79**
Total international	**19,235**	**12,826**	**6,409**	**4,239**
Total U.S.	**52,137**	**35,741**	**16,396**	**11,126**
Total	**$ 71,372**	**$ 48,567**	**$ 22,805**	**$ 15,365**
2006				
Europe/Middle East and Africa	$ 11,342	$ 7,471	$ 3,871	$ 2,774
Asia and Pacific	3,227	2,649	578	400
Latin America and the Caribbean	1,342	820	522	333
Other	381	240	141	90
Total international	16,292	11,180	5,112	3,597
Total U.S.	45,707	30,933	14,774	10,847
Total	$ 61,999	$ 42,113	$ 19,886	$ 14,444
2005				
Europe/Middle East and Africa	$ 7,795	$ 5,625	$ 2,170	$ 1,547
Asia and Pacific	2,857	2,075	782	509
Latin America and the Caribbean	973	506	467	285
Other	165	89	76	44
Total international	11,790	8,295	3,495	2,385
Total U.S.	42,458	34,114	8,344	6,098
Total	$ 54,248	$ 42,409	$ 11,839	$ 8,483

(a) Revenue is composed of Net interest income and Noninterest revenue.
(b) Expense is composed of Noninterest expense and Provision for credit losses.

Note 34 – Business segments

JPMorgan Chase is organized into six major reportable business segments — Investment Bank, Retail Financial Services, Card Services, Commercial Banking, Treasury & Securities Services and Asset Management, as well as a Corporate segment. The segments are based upon the products and services provided or the type of customer served, and they reflect the manner in which financial information is currently evaluated by management. Results of these lines of business are presented on a managed basis. For a definition of managed basis, see Explanation and Reconciliation of the Firm's use of non-GAAP financial measures, on pages 36–37 of this Annual Report. For a further discussion concerning JPMorgan Chase's business segments, see Business segment results on pages 38–39 of this Annual Report.

Business segment financial disclosures

Capital allocation changes

Effective January 1, 2006, the Firm refined its methodology for allocating capital (i.e., equity) to the business segments. As a result of this refinement, RFS, CS, CB, TSS and AM have higher amounts of capital allocated to them commencing in the first quarter of 2006. The revised methodology considers for each line of business, among other things, goodwill associated with such business segment's acquisitions since the Merger. In management's view, the revised methodology assigns responsibility to the lines of business to generate returns on the amount of capital supporting acquisition-related goodwill. As part of this refinement in the capital allocation methodology, the Firm assigned to the Corporate segment an amount of equity capital equal to the then-current book value of goodwill from and prior to the Merger. As prior periods have not been revised to reflect the new capital allocations, capital allocated to the respective lines of business for 2005 is not comparable to subsequent periods and certain business metrics, such as return on common equity, are not comparable to the current presentation. The Firm may revise its equity capital allocation methodology again in the future.

Discontinued operations

As a result of the transaction with The Bank of New York, selected corporate trust businesses have been transferred from TSS to the Corporate segment and reported in discontinued operations for all periods reported.

Segment results

The following table provides a summary of the Firm's segment results for 2007, 2006 and 2005 on a managed basis. The impact of credit card securitizations and tax-equivalent adjustments have been included in Reconciling items so that the total Firm results are on a reported basis.

Segment results and reconciliation[a] (table continued on next page)

Year ended December 31,	Investment Bank			Retail Financial Services			Card Services[d]			Commercial Banking		
(in millions, except ratios)	**2007**	2006	2005	**2007**	2006	2005	**2007**	2006	2005	**2007**	2006	2005
Noninterest revenue	**$ 14,094**	$ 18,334	$ 13,507	**$ 6,803**	$ 4,660	$ 4,625	**$ 3,046**	$ 2,944	$ 3,563	**$ 1,263**	$ 1,073	$ 986
Net interest income	**4,076**	499	1,603	**10,676**	10,165	10,205	**12,189**	11,801	11,803	**2,840**	2,727	2,502
Total net revenue	**18,170**	18,833	15,110	**17,479**	14,825	14,830	**15,235**	14,745	15,366	**4,103**	3,800	3,488
Provision for credit losses	**654**	191	(838)	**2,610**	561	724	**5,711**	4,598	7,346	**279**	160	73
Credit reimbursement (to)/from TSS[b]	**121**	121	154	**—**	—	—	**—**	—	—	**—**	—	—
Noninterest expense[c]	**13,074**	12,860	10,246	**9,900**	8,927	8,585	**4,914**	5,086	4,999	**1,958**	1,979	1,856
Income (loss) from continuing operations before income tax expense	**4,563**	5,903	5,856	**4,969**	5,337	5,521	**4,610**	5,061	3,021	**1,866**	1,661	1,559
Income tax expense (benefit)	**1,424**	2,229	2,183	**1,934**	2,124	2,094	**1,691**	1,855	1,114	**732**	651	608
Income (loss) from continuing operations	**3,139**	3,674	3,673	**3,035**	3,213	3,427	**2,919**	3,206	1,907	**1,134**	1,010	951
Income from discontinued operations	**—**	—	—	**—**	—	—	**—**	—	—	**—**	—	—
Net income (loss)	**$ 3,139**	$ 3,674	$ 3,673	**$ 3,035**	$ 3,213	$ 3,427	**$ 2,919**	$ 3,206	$ 1,907	**$ 1,134**	$ 1,010	$ 951
Average equity	**$ 21,000**	$ 20,753	$ 20,000	**$ 16,000**	$ 14,629	$ 13,383	**$ 14,100**	$ 14,100	$ 11,800	**$ 6,502**	$ 5,702	$ 3,400
Average assets	**700,565**	647,569	599,761	**217,564**	231,566	226,368	**155,957**	148,153	141,933	**87,140**	57,754	52,358
Return on average equity	**15%**	18%	18%	**19%**	22%	26%	**21%**	23%	16%	**17%**	18%	28%
Overhead ratio	**72**	68	68	**57**	60	58	**32**	34	33	**48**	52	53

(a) In addition to analyzing the Firm's results on a reported basis, management reviews the Firm's lines' of business results on a "managed basis," which is a non-GAAP financial measure. The Firm's definition of managed basis starts with the reported U.S. GAAP results and includes certain reclassifications that do not have any impact on Net income as reported by the lines of business or by the Firm as a whole.

(b) TSS reimburses the IB for credit portfolio exposures the IB manages on behalf of clients the segments share.

(c) Includes Merger costs which are reported in the Corporate segment. Merger costs attributed to the business segments for 2007, 2006 and 2005 were as follows.

Year ended December 31, (in millions)	**2007**	2006	2005
Investment Bank	**$ (2)**	$ 2	$ 32
Retail Financial Services	**14**	24	133
Card Services	**(1)**	29	222
Commercial Banking	**(1)**	1	3
Treasury & Securities Services	**121**	117	95
Asset Management	**20**	23	60
Corporate	**58**	109	177

(d) Managed results for CS exclude the impact of credit card securitizations on Total net revenue, Provision for credit losses and Average assets, as JPMorgan Chase treats the sold receivables as if they were still on the balance sheet in evaluating credit performance and the overall performance of CS' entire managed credit card portfolio as operations are funded, and decisions are made about allocating resources such as employees and capital, based upon managed information. These adjustments are eliminated in Reconciling items to arrive at the Firm's reported U.S. GAAP results. The related securitization adjustments were as follows.

Year ended December 31, (in millions)	**2007**	2006	2005
Noninterest revenue	**$ (3,255)**	$ (3,509)	$ (2,718)
Net interest income	**5,635**	5,719	6,494
Provision for credit losses	**2,380**	2,210	3,776
Average assets	**66,780**	65,266	67,180

(table continued from previous page)

Treasury & Securities Services			Asset Management			Corporate			Reconciling items(d)(e)			Total		
2007	2006	2005	**2007**	2006	2005	**2007**	2006	2005	**2007**	2006	2005	**2007**	2006	2005
$ 4,681	$ 4,039	$ 3,659	**$ 7,475**	$ 5,816	$ 4,583	**$ 5,032**	$ 1,058	$ 1,623	**$ 2,572**	$ 2,833	$ 2,147	**$ 44,966**	$ 40,757	$ 34,693
2,264	2,070	1,880	**1,160**	971	1,081	**(787)**	(1,044)	(2,756)	**(6,012)**	(5,947)	(6,763)	**26,406**	21,242	19,555
6,945	6,109	5,539	**8,635**	6,787	5,664	**4,245**	14	(1,133)	**(3,440)**	(3,114)	(4,616)	**71,372**	61,999	54,248
19	(1)	—	**(18)**	(28)	(56)	**(11)**	(1)	10	**(2,380)**	(2,210)	(3,776)	**6,864**	3,270	3,483
(121)	(121)	(154)	**—**	—	—	**—**	—	—	**—**	—	—	**—**	—	—
4,580	4,266	4,050	**5,515**	4,578	3,860	**1,762**	1,147	5,330	**—**	—	—	**41,703**	38,843	38,926
2,225	1,723	1,335	**3,138**	2,237	1,860	**2,494**	(1,132)	(6,473)	**(1,060)**	(904)	(840)	**22,805**	19,886	11,839
828	633	472	**1,172**	828	644	**719**	(1,179)	(2,690)	**(1,060)**	(904)	(840)	**7,440**	6,237	3,585
1,397	1,090	863	**1,966**	1,409	1,216	**1,775**	47	(3,783)	**—**	—	—	**15,365**	13,649	8,254
—	—	—	**—**	—	—	**—**	795	229	**—**	—	—	**—**	795	229
$ 1,397	$ 1,090	$ 863	**$ 1,966**	$ 1,409	$ 1,216	**$ 1,775**	$ 842	$ (3,554)	**$ —**	$ —	$ —	**$ 15,365**	$ 14,444	$ 8,483
$ 3,000	$ 2,285	$ 1,525	**$ 3,876**	$ 3,500	$ 2,400	**$ 54,245**	$ 49,728	$ 52,999	**$ —**	$ —	$ —	**$ 118,723**	$ 110,697	$ 105,507
53,350	31,760	28,206	**51,882**	43,635	41,599	**255,366**	218,623	162,021	**(66,780)**	(65,266)	(67,180)	**1,455,044**	1,313,794	1,185,066
47%	48%	57%	**51%**	40%	51%	**NM**	NM	NM	**NM**	NM	NM	**13%**	13%	8%
66	70	73	**64**	67	68	**NM**	NM	NM	**NM**	NM	NM	**58**	63	72

(e) Segment managed results reflect revenue on a tax-equivalent basis with the corresponding income tax impact recorded within Income tax expense. These adjustments are eliminated in Reconciling items to arrive at the Firm's reported U.S. GAAP results. Tax-equivalent adjustments were as follows for the years ended December 31, 2007, 2006 and 2005.

Year ended December 31, (in millions)	2007	2006	2005
Noninterest income	**$ 683**	$ 676	$ 571
Net interest income	**377**	228	269
Income tax expense	**1,060**	904	840

Note 35 – Parent company

Parent company – statements of income

Year ended December 31, (in millions)	2007	2006	2005
Income			
Dividends from bank and bank holding company subsidiaries	**$5,834**	$ 2,935	$ 2,361
Dividends from nonbank subsidiaries[(a)]	**2,463**	1,999	791
Interest income from subsidiaries	**5,082**	3,612	2,369
Other interest income	**263**	273	209
Other income from subsidiaries, primarily fees:			
Bank and bank holding company	**182**	220	246
Nonbank	**960**	739	462
Other income (loss)	**(131)**	(206)	13
Total income	**14,653**	9,572	6,451
Expense			
Interest expense to subsidiaries[(a)]	**1,239**	1,025	846
Other interest expense	**6,427**	4,536	3,076
Compensation expense	**125**	519	369
Other noninterest expense	**998**	295	496
Total expense	**8,789**	6,375	4,787
Income before income tax benefit and undistributed net income of subsidiaries	**5,864**	3,197	1,664
Income tax benefit	**828**	982	852
Equity in undistributed net income of subsidiaries	**8,673**	10,265	5,967
Net income	**$15,365**	$ 14,444	$ 8,483

Parent company – balance sheets

December 31, (in millions)	2007	2006
Assets		
Cash and due from banks, primarily with bank subsidiaries	**$ 110**	$ 756
Deposits with banking subsidiaries	**52,972**	18,759
Trading assets	**9,563**	7,975
Available-for-sale securities	**43**	257
Loans	**1,423**	971
Advances to, and receivables from, subsidiaries:		
Bank and bank holding company	**28,705**	22,765
Nonbank	**52,895**	34,282
Investments (at equity) in subsidiaries:		
Bank and bank holding company	**128,711**	119,017
Nonbank[(a)]	**25,710**	22,552
Goodwill and other intangibles	**850**	853
Other assets	**13,241**	11,983
Total assets	**$ 314,223**	$ 240,170
Liabilities and stockholders' equity		
Borrowings from, and payables to, subsidiaries[(a)]	**$ 23,938**	$ 19,183
Other borrowed funds, primarily commercial paper	**52,440**	21,011
Other liabilities	**8,043**	7,605
Long-term debt[(b)]	**106,581**	76,581
Total liabilities	**191,002**	124,380
Stockholders' equity	**123,221**	115,790
Total liabilities and stockholders' equity	**$314,223**	$ 240,170

Parent company – statements of cash flows

Year ended December 31, (in millions)	2007	2006	2005
Operating activities			
Net income	**$15,365**	$ 14,444	$ 8,483
Less: Net income of subsidiaries	**16,970**	15,199	9,119
Parent company net loss	**(1,605)**	(755)	(636)
Add: Cash dividends from subsidiaries[(a)]	**8,061**	4,934	2,891
Other, net	**3,496**	(185)	(130)
Net cash provided by operating activities	**9,952**	3,994	2,125
Investing activities			
Net change in:			
Deposits with banking subsidiaries	**(34,213)**	(9,307)	1,251
Securities purchased under resale agreements, primarily with nonbank subsidiaries	**—**	24	(24)
Loans	**(452)**	(633)	(176)
Advances to subsidiaries	**(24,553)**	(3,032)	(483)
Investments (at equity) in subsidiaries	**(3,705)**	579	(2,949)
Other, net	**—**	(1)	34
Available-for-sale securities:			
Purchases	**(104)**	—	(215)
Proceeds from sales and maturities	**318**	29	124
Net cash used in investing activities	**(62,709)**	(12,341)	(2,438)
Financing activities			
Net change in borrowings from subsidiaries[(a)]	**4,755**	2,672	2,316
Net change in other borrowed funds	**31,429**	5,336	625
Proceeds from the issuance of long-term debt	**38,986**	18,153	15,992
Repayments of long-term debt	**(11,662)**	(10,557)	(10,864)
Net proceeds from the issuance of stock and stock-related awards	**1,467**	1,659	682
Excess tax benefits related to stock-based compensation	**365**	302	—
Redemption of preferred stock	**—**	(139)	(200)
Treasury stock purchased	**(8,178)**	(3,938)	(3,412)
Cash dividends paid	**(5,051)**	(4,846)	(4,878)
Net cash provided by financing activities	**52,111**	8,642	261
Net increase (decrease) in cash and due from banks	**(646)**	295	(52)
Cash and due from banks at the beginning of the year, primarily with bank subsidiaries	**756**	461	513
Cash and due from banks at the end of the year, primarily with bank subsidiaries	**$ 110**	$ 756	$ 461
Cash interest paid	**$ 7,470**	$5,485	$ 3,838
Cash income taxes paid	**$ 5,074**	$3,599	$ 3,426

(a) Subsidiaries include trusts that issued guaranteed capital debt securities ("issuer trusts"). As a result of FIN 46R, the Parent deconsolidated these trusts in 2003. The Parent received dividends of $18 million, $23 million and $21 million from the issuer trusts in 2007, 2006 and 2005, respectively. For further discussion on these issuer trusts, see Note 21 on page 160 of this Annual Report.

(b) At December 31, 2007, debt that contractually matures in 2008 through 2012 totaled $17.8 billion, $17.5 billion, $13.3 billion, $9.5 billion and $12.8 billion, respectively.

Selected quarterly financial data (unaudited)

(in millions, except per share, ratio and headcount data)	2007				2006			
As of or for the period ended	4th	3rd	2nd	1st	4th	3rd	2nd	1st
Selected income statement data								
Noninterest revenue[a][b]	$ 10,161	$ 9,199	$ 12,740	$ 12,866	$ 10,501	$ 10,166	$ 9,908	$ 10,182
Net interest income[b]	7,223	6,913	6,168	6,102	5,692	5,379	5,178	4,993
Total net revenue	17,384	16,112	18,908	18,968	16,193	15,545	15,086	15,175
Provision for credit losses	2,542	1,785	1,529	1,008	1,134	812	493	831
Total noninterest expense	10,720	9,327	11,028	10,628	9,885	9,796	9,382	9,780
Income from continuing operations before income tax expense	4,122	5,000	6,351	7,332	5,174	4,937	5,211	4,564
Income tax expense	1,151	1,627	2,117	2,545	1,268	1,705	1,727	1,537
Income from continuing operations (after-tax)	2,971	3,373	4,234	4,787	3,906	3,232	3,484	3,027
Income from discontinued operations (after-tax)[c]	—	—	—	—	620	65	56	54
Net income	$ 2,971	$ 3,373	$ 4,234	$ 4,787	$ 4,526	$ 3,297	$ 3,540	$ 3,081
Per common share								
Basic earnings per share								
Income from continuing operations	$ 0.88	$ 1.00	$ 1.24	$ 1.38	$ 1.13	$ 0.93	$ 1.00	$ 0.87
Net income	0.88	1.00	1.24	1.38	1.31	0.95	1.02	0.89
Diluted earnings per share								
Income from continuing operations	$ 0.86	$ 0.97	$ 1.20	$ 1.34	$ 1.09	$ 0.90	$ 0.98	$ 0.85
Net income	0.86	0.97	1.20	1.34	1.26	0.92	0.99	0.86
Cash dividends declared per share	0.38	0.38	0.38	0.34	0.34	0.34	0.34	0.34
Book value per share	36.59	35.72	35.08	34.45	33.45	32.75	31.89	31.19
Common shares outstanding								
Average: Basic	3,367#	3,376#	3,415#	3,456#	3,465#	3,469#	3,474#	3,473#
Diluted	3,472	3,478	3,522	3,560	3,579	3,574	3,572	3,571
Common shares at period end	3,367	3,359	3,399	3,416	3,462	3,468	3,471	3,473
Share price[d]								
High	$ 48.02	$ 50.48	$ 53.25	$ 51.95	$ 49.00	$ 47.49	$ 46.80	$ 42.43
Low	40.15	42.16	47.70	45.91	45.51	40.40	39.33	37.88
Close	43.65	45.82	48.45	48.38	48.30	46.96	42.00	41.64
Market capitalization	146,986	153,901	164,659	165,280	167,199	162,835	145,764	144,614
Financial ratios								
Return on common equity:								
Income from continuing operations	10%	11%	14%	17%	14%	11%	13%	11%
Net income	10	11	14	17	16	12	13	12
Return on assets:								
Income from continuing operations	0.77	0.91	1.19	1.41	1.14	0.98	1.05	0.98
Net income	0.77	0.91	1.19	1.41	1.32	1.00	1.06	1.00
Tier 1 capital ratio	8.4	8.4	8.4	8.5	8.7	8.6	8.5	8.5
Total capital ratio	12.6	12.5	12.0	11.8	12.3	12.1	12.0	12.1
Tier 1 leverage ratio	6.0	6.0	6.2	6.2	6.2	6.3	5.8	6.1
Overhead ratio	62	58	58	56	61	63	62	64
Selected balance sheet data (period-end)								
Total assets	$ 1,562,147	$ 1,479,575	$ 1,458,042	$ 1,408,918	$ 1,351,520	$ 1,338,029	$ 1,328,001	$ 1,273,282
Securities	85,450	97,706	95,984	97,029	91,975	86,548	78,022	67,126
Loans	519,374	486,320	465,037	449,765	483,127	463,544	455,104	432,081
Deposits	740,728	678,091	651,370	626,428	638,788	582,115	593,716	584,465
Long-term debt	183,862	173,696	159,493	143,274	133,421	126,619	125,280	112,133
Total stockholders' equity	123,221	119,978	119,211	117,704	115,790	113,561	110,684	108,337
Headcount	180,667#	179,847#	179,664#	176,314#	174,360#	171,589#	172,423#	170,787#
Credit quality metrics								
Allowance for credit losses	$ 10,084	$ 8,971	$ 8,399	$ 7,853	$ 7,803	$ 7,524	$ 7,500	$ 7,659
Nonperforming assets[e]	4,237	3,181	2,586	2,421	2,341	2,300	2,384	2,348
Allowance for loan losses to total loans[f]	1.88%	1.76%	1.71%	1.74%	1.70%	1.65%	1.69%	1.83%
Net charge-offs	$ 1,429	$ 1,221	$ 985	$ 903	$ 930	$ 790	$ 654	$ 668
Net charge-off rate[f]	1.19%	1.07%	0.90%	0.85%	0.84%	0.74%	0.64%	0.69%
Wholesale net charge-off (recovery) rate[f]	0.05	0.19	(0.07)	(0.02)	0.07	(0.03)	(0.05)	(0.06)
Managed Card net charge-off rate	3.89	3.64	3.62	3.57	3.45	3.58	3.28	2.99

(a) The Firm adopted SFAS 157 in the first quarter of 2007. See Note 4 on pages 111–118 of this Annual Report for additional information.

(b) For certain trading-related positions, amounts have been revised between Noninterest revenue and Net interest income; there is no impact to Net revenue as a result of these revisions.

(c) On October 1, 2006, JPMorgan Chase & Co. completed the exchange of selected corporate trust businesses for the consumer, business banking and middle-market banking businesses of The Bank of New York Company Inc. The results of operations of these corporate trust businesses are reported as discontinued operations for each 2006 period.

(d) JPMorgan Chase's common stock is listed and traded on the New York Stock Exchange, the London Stock Exchange Limited and the Tokyo Stock Exchange. The high, low and closing prices of JPMorgan Chase's common stock are from The New York Stock Exchange Composite Transaction Tape.

(e) Excludes purchased wholesale loans held-for-sale.

(f) End-of-period and average Loans held-for-sale and loans at fair value were excluded when calculating the allowance coverage ratios and net charge-off rates, respectively.

Selected annual financial data (unaudited)

(in millions, except per share, headcount and ratio data) As of or for the year ended December 31,	2007	2006	2005	2004[f]	Heritage JPMorgan Chase only 2003
Selected income statement data					
Noninterest revenue[a]	$ 44,966	$ 40,757	$ 34,693	$ 26,209	$ 20,384
Net interest income	26,406	21,242	19,555	16,527	12,807
Total net revenue	71,372	61,999	54,248	42,736	33,191
Provision for credit losses	6,864	3,270	3,483	2,544	1,540
Total noninterest expense	41,703	38,843	38,926	34,336	21,878
Income from continuing operations before income tax expense	22,805	19,886	11,839	5,856	9,773
Income tax expense	7,440	6,237	3,585	1,596	3,209
Income from continuing operations	15,365	13,649	8,254	4,260	6,564
Income from discontinued operations[b]	—	795	229	206	155
Net income	$ 15,365	$ 14,444	$ 8,483	$ 4,466	$ 6,719
Per common share					
Basic earnings per share					
Income from continuing operations	$ 4.51	$ 3.93	$ 2.36	$ 1.51	$ 3.24
Net income	4.51	4.16	2.43	1.59	3.32
Diluted earnings per share					
Income from continuing operations	$ 4.38	$ 3.82	$ 2.32	$ 1.48	$ 3.17
Net income	4.38	4.04	2.38	1.55	3.24
Cash dividends declared per share	1.48	1.36	1.36	1.36	1.36
Book value per share	36.59	33.45	30.71	29.61	22.10
Common shares outstanding					
Average: Basic	3,404#	3,470#	3,492#	2,780#	2,009#
Diluted	3,508	3,574	3,557	2,851	2,055
Common shares at period-end	3,367	3,462	3,487	3,556	2,043
Share price[c]					
High	$ 53.25	$ 49.00	$ 40.56	$ 43.84	$ 38.26
Low	40.15	37.88	32.92	34.62	20.13
Close	43.65	48.30	39.69	39.01	36.73
Market capitalization	146,986	167,199	138,387	138,727	75,025
Financial ratios					
Return on common equity:					
Income from continuing operations	13%	12%	8%	6%	15%
Net income	13	13	8	6	16
Return on assets:					
Income from continuing operations	1.06	1.04	0.70	0.44	0.85
Net income	1.06	1.10	0.72	0.46	0.87
Tier 1 capital ratio	8.4	8.7	8.5	8.7	8.5
Total capital ratio	12.6	12.3	12.0	12.2	11.8
Tier 1 leverage ratio	6.0	6.2	6.3	6.2	5.6
Overhead ratio	58	63	72	80	66
Selected balance sheet data (period-end)					
Total assets	$ 1,562,147	$ 1,351,520	$ 1,198,942	$1,157,248	$ 770,912
Securities	85,450	91,975	47,600	94,512	60,244
Loans	519,374	483,127	419,148	402,114	214,766
Deposits	740,728	638,788	554,991	521,456	326,492
Long-term debt	183,862	133,421	108,357	95,422	48,014
Common stockholders' equity	123,221	115,790	107,072	105,314	45,145
Total stockholders' equity	123,221	115,790	107,211	105,653	46,154
Headcount	180,667#	174,360#	168,847#	160,968#	96,367#
Credit quality metrics					
Allowance for credit losses	$ 10,084	$ 7,803	$ 7,490	$ 7,812	$ 4,847
Nonperforming assets[d]	4,237	2,341	2,590	3,231	3,161
Allowance for loan losses to total loans[e]	1.88%	1.70%	1.84%	1.94%	2.33%
Net charge-offs	$ 4,538	$ 3,042	$ 3,819	$ 3,099	$ 2,272
Net charge-off rate[e]	1.00%	0.73%	1.00%	1.08%	1.19%
Wholesale net charge-off (recovery) rate[e]	0.04	(0.01)	(0.06)	0.18	0.97
Managed Card net charge-off rate	3.68	3.33	5.21	5.27	5.90

(a) The Firm adopted SFAS 157 in the first quarter of 2007. See Note 4 on pages 111–118 of this Annual Report for additional information.
(b) On October 1, 2006, JPMorgan Chase & Co. completed the exchange of selected corporate trust businesses for the consumer, business banking and middle-market banking businesses of The Bank of New York Company Inc. The results of operations of these corporate trust businesses are reported as discontinued operations for each period prior to 2007.
(c) JPMorgan Chase's common stock is listed and traded on the New York Stock Exchange, the London Stock Exchange Limited and the Tokyo Stock Exchange. The high, low and closing prices of JPMorgan Chase's common stock are from The New York Stock Exchange Composite Transaction Tape.
(d) Excludes purchased wholesale loans held-for-sale.
(e) End-of-period and average Loans held-for-sale and loans at fair value were excluded when calculating the allowance coverage ratios and net charge-off rates, respectively.
(f) On July 1, 2004, Bank One Corporation merged with and into JPMorgan Chase. Accordingly, 2004 results include six months of the combined Firm's results and six months of heritage JPMorgan Chase results.

ACH: Automated Clearing House.

AICPA: American Institute of Certified Public Accountants.

AICPA Statement of Position ("SOP") 07-1: "Clarification of the Scope of the Audit and Accounting Guide Investment Companies and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies."

AICPA Statement of Position ("SOP") 98-1: "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use."

APB 25: Accounting Principles Board Opinion No. 25. "Accounting for Stock Issued to Employees."

Advised lines of credit: An authorization which specifies the maximum amount of a credit facility the Firm has made available to an obligor on a revolving but non-binding basis. The borrower receives written or oral advice of this facility. The Firm may cancel this facility at any time.

Assets under management: Represent assets actively managed by Asset Management on behalf of institutional, private banking, private client services and retail clients. Excludes assets managed by American Century Companies, Inc., in which the Firm has a 44% ownership interest as of December 31, 2007

Assets under supervision: Represent assets under management as well as custody, brokerage, administration and deposit accounts.

Average managed assets: Refers to total assets on the Firm's Consolidated balance sheets plus credit card receivables that have been securitized.

Beneficial interest issued by consolidated VIEs: Represents the interest of third-party holders of debt/equity securities, or other obligations, issued by VIEs that JPMorgan Chase consolidates under FIN 46R. The underlying obligations of the VIEs consist of short-term borrowings, commercial paper and long-term debt. The related assets consist of trading assets, available-for-sale securities, loans and other assets.

Benefit obligation: Refers to the projected benefit obligation for pension plans and the accumulated postretirement benefit obligation for OPEB plans.

Contractual credit card charge-off: In accordance with the Federal Financial Institutions Examination Council policy, credit card loans are charged off by the end of the month in which the account becomes 180 days past due or within 60 days from receiving notification of the filing of bankruptcy, whichever is earlier.

Credit card securitizations: Card Services' managed results excludes the impact of credit card securitizations on Total net revenue, the Provision for credit losses, net charge-offs and Loan receivables. Through securitization, the Firm transforms a portion of its credit card receivables into securities, which are sold to investors. The credit card receivables are removed from the Consolidated balance sheets through the transfer of the receivables to a trust, and the sale of undivided interests to investors that entitle the investors to specific cash flows generated from the credit card receivables. The Firm retains the remaining undivided interests as seller's interests, which are recorded in Loans on the Consolidated balance sheets. A gain or loss on the sale of credit card receivables to investors is recorded in Other Income. Securitization also affects the Firm's Consolidated statements of income as the aggregate amount of interest income, certain fee revenue and recoveries that is in excess of the aggregate amount of interest paid to the investors, gross credit losses and other trust expense related to the securitized receivables are reclassified into Credit card income in the Consolidated statements of income.

Credit derivatives: Contractual agreements that provide protection against a credit event on one or more referenced credits. The nature of a credit event is established by the protection buyer and protection seller at the inception of a transaction, and such events include bankruptcy, insolvency or failure to meet payment obligations when due. The buyer of the credit derivative pays a periodic fee in return for a payment by the protection seller upon the occurrence, if any, of a credit event.

Credit cycle: A period of time over which credit quality improves, deteriorates and then improves again. The duration of a credit cycle can vary from a couple of years to several years.

Discontinued operations: A component of an entity that is classified as held-for-sale or that has been disposed of from ongoing operations in its entirety or piecemeal, and for which the entity will not have any significant, continuing involvement. A discontinued operation may be a separate major business segment, a component of a major business segment or a geographical area of operations of the entity that can be separately distinguished operationally and for financial reporting purposes.

EITF: Emerging Issues Task Force.

EITF Issue 06-11: "Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards."

EITF Issue 02-3: "Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities."

EITF Issue 99-20: "Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets."

FASB: Financial Accounting Standards Board.

FIN 39: FASB Interpretation No. 39, "Offsetting of Amounts Related to Certain Contracts – an interpretation of APB Opinion No. 10 and FASB Statement No. 105."

FIN 41: FASB Interpretation No. 41, "Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements – an interpretation of APB Opinion No. 10 and a Modification of FASB Interpretation No. 39."

FIN 45: FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others – an interpretation of FASB Statements No. 5, 57 and 107 and a rescission of FASB Interpretation No. 34."

FIN 46R: FASB Interpretation No. 46 (revised December 2003), "Consolidation of Variable Interest Entities – an interpretation of ARB No. 51."

FIN 47: FASB Interpretation No. 47, "Accounting for Conditional Asset Retirement Obligations – an interpretation of FASB Statement No. 143."

FIN 48: FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109."

Forward points: Represents the interest rate differential between two currencies, which is either added to or subtracted from the current exchange rate (i.e., "spot rate") to determine the forward exchange rate.

FSP: FASB Staff Position.

FSP FAS 123(R)-3: "Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards."

FSP FAS 13-2: "Accounting for a Change or Projected Change in the Timing of Cash Flows Relating to Income Taxes Generated by a Leveraged Lease Transaction."

FSP FIN 39-1: "Amendment of FASB Interpretation No. 39."

FSP FIN 46(R)-7: "Application of FASB Interpretation No. 46(R) to Investment Companies."

Interchange income: A fee that is paid to a credit card issuer in the clearing and settlement of a sales or cash advance transaction.

Interests in purchased receivables: Represent an ownership interest in cash flows of an underlying pool of receivables transferred by a third-party seller into a bankruptcy-remote entity, generally a trust.

Investment-grade: An indication of credit quality based upon JPMorgan Chase's internal risk assessment system. "Investment-grade" generally represents a risk profile similar to a rating of a "BBB-"/"Baa3" or better, as defined by independent rating agencies.

Managed basis: A non-GAAP presentation of financial results that includes reclassifications related to credit card securitizations and to present revenue on a fully taxable-equivalent basis. Management uses this non-GAAP financial measure at the segment level because it believes this provides information to enable investors to understand the underlying operational performance and trends of the particular business segment and facilitates a comparison of the business segment with the performance of competitors.

Managed credit card receivables: Refers to credit card receivables on the Firm's Consolidated balance sheets plus credit card receivables that have been securitized.

Mark-to-market exposure: A measure, at a point in time, of the value of a derivative or foreign exchange contract in the open market. When the mark-to-market value is positive, it indicates the counterparty owes JPMorgan Chase and, therefore, creates a repayment risk for the Firm. When the mark-to-market value is negative, JPMorgan Chase owes the counterparty; in this situation, the Firm does not have repayment risk.

Master netting agreement: An agreement between two counterparties that have multiple derivative contracts with each other that provides for the net settlement of all contracts through a single payment, in a single currency, in the event of default on or termination of any one contract. See FIN 39.

MSR risk management revenue: Includes changes in MSR asset fair value due to inputs or assumptions in model and derivative valuation adjustments.

Material legal proceedings: Refers to certain specific litigation originally discussed in the section "Legal Proceedings" in the Firm's Annual Report on Form 10-K for the year ended December 31, 2002. Of such legal proceedings, some lawsuits related to Enron and the IPO allocation allegations remain outstanding as of the date of this Annual Report, as discussed in Part I, Item 3, Legal proceedings in the Firm's Annual Report on Form 10-K for the year ended December 31, 2007, to which reference is hereby made; other such legal proceedings have been resolved.

Merger: On July 1, 2004, Bank One Corporation merged with and into JPMorgan Chase.

NA: Data is not applicable or available for the period presented.

Net yield on interest-earning assets: The average rate for interest-earning assets less the average rate paid for all sources of funds.

NM: Not meaningful.

OPEB: Other postretirement employee benefits.

Overhead ratio: Noninterest expense as a percentage of Total net revenue.

Portfolio activity: Describes changes to the risk profile of existing lending-related exposures and their impact on the allowance for credit losses from changes in customer profiles and inputs used to estimate the allowances.

Principal transactions (revenue): Realized and unrealized gains and losses from trading activities (including physical commodities inventories that are accounted for at the lower of cost or fair value) and changes in fair value associated with financial instruments held by the Investment Bank for which the SFAS 159 fair value option was elected. Principal transactions revenue also include private equity gains and losses.

REMIC: Investment vehicles that hold commercial and residential mortgages in trust, and issues securities representing an undivided interest in these mortgages. A REMIC, which can be a corporation, trust, association, or partnership, assembles mortgages into pools and issues pass-through certificates, multiclass bonds similar to a collateralized mortgage obligation (CMO), or other securities to investors in the secondary mortgage market.

Reported basis: Financial statements prepared under accounting principles generally accepted in the United States of America ("U.S. GAAP"). The reported basis includes the impact of credit card securitizations, but excludes the impact of taxable-equivalent adjustments.

Return on common equity less goodwill: Represents net income applicable to common stock divided by total average common equity (net of goodwill). The Firm uses return on common equity less goodwill, a non-GAAP financial measure, to evaluate the operating performance of the Firm. The Firm also utilizes this measure to facilitate operating comparisons to other competitors.

SAB: Staff Accounting Bulletin

SAB 109: "Written Loan Commitments Recorded at Fair Value Through Earnings."

SFAS: Statement of Financial Accounting Standards.

SFAS 5: "Accounting for Contingencies."

SFAS 13: "Accounting for Leases."

SFAS 52: "Foreign Currency Translation."

SFAS 87: "Employers' Accounting for Pensions."

SFAS 88: "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits."

SFAS 106: "Employers' Accounting for Postretirement Benefits Other Than Pensions."

SFAS 107: "Disclosures about Fair Value of Financial Instruments."

SFAS 109: "Accounting for Income Taxes."

SFAS 114: "Accounting by Creditors for Impairment of a Loan – an amendment of FASB Statements No. 5 and 15."

SFAS 115: "Accounting for Certain Investments in Debt and Equity Securities."

SFAS 123: "Accounting for Stock-Based Compensation."

SFAS 123R: "Share-Based Payment."

SFAS 128: "Earnings per Share."

SFAS 133: "Accounting for Derivative Instruments and Hedging Activities."

SFAS 138: "Accounting for Certain Derivative Instruments and Certain Hedging Activities – an amendment of FASB Statement No. 133."

SFAS 140: "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities – a replacement of FASB Statement No. 125."

SFAS 141R: "Business Combinations"

SFAS 142: "Goodwill and Other Intangible Assets."

SFAS 143: "Accounting for Asset Retirement Obligations."

SFAS 149: "Amendment of Statement No. 133 on Derivative Instruments and Hedging Activities."

SFAS 155: "Accounting for Certain Hybrid Financial Instruments – an amendment of FASB Statements No. 133 and 140."

SFAS 156: "Accounting for Servicing of Financial Assets – an amendment of FASB Statement No. 140."

SFAS 157: "Fair Value Measurements."

SFAS 158: "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R)."

SFAS 159: "The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115."

SFAS 160: "Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51."

Stress testing: A scenario that measures market risk under unlikely but plausible events in abnormal markets.

Subprime loans: Although a standard definition for Subprime loans (including subprime mortgage loans) does not exist, the Firm defines subprime loans as specific product offerings for higher risk borrowers, including individuals with one or a combination of high credit risk factors, such as low FICO scores (generally less than 620 for secured products and 660 for unsecured products) and high debt to income ratios. The Firm also evaluates the types and severity of historical delinquencies in evaluating whether a subprime product is appropriate for a particular customer. Higher interest rates and additional fees are typically assessed for subprime loans to compensate for the increased credit risk associated with these types of products.

Transactor loan: Loan in which the outstanding balance is paid in full by payment due date.

Unaudited: Financial statements and information that have not been subjected to auditing procedures sufficient to permit an independent certified public accountant to express an opinion.

U.S. GAAP: Accounting principles generally accepted in the United States of America.

U.S. government and federal agency obligations: Obligations of the U.S. government or an instrumentality of the U.S. government whose obligations are fully and explicitly guaranteed as to the timely payment of principal and interest by the full faith and credit of the U.S. government.

U.S. government-sponsored enterprise obligations: Obligations of agencies originally established or chartered by the U.S. government to serve public purposes as specified by the U.S. Congress; these obligations are not explicitly guaranteed as to the timely payment of principal and interest by the full faith and credit of the U.S. government.

Value-at-risk ("VAR"): A measure of the dollar amount of potential loss from adverse market moves in an ordinary market environment.

JPMORGAN CHASE INTERNATIONAL COUNCIL

Hon. George P. Shultz
Chairman of the Council
Distinguished Fellow
Hoover Institution
Stanford University
Stanford, California

Riley P. Bechtel
Chairman and Chief Executive Officer
Bechtel Group, Inc.
San Francisco, California

Jean-Louis Beffa
Chairman
Compagnie de Saint-Gobain
Paris-La Défense, France

Tony Blair
Former U.K. Prime Minister
London, United Kingdom

The Hon. Bill Bradley
Former U.S. Senator
Allen & Company, LLC
New York, New York

Michael A. Chaney
Chairman
National Australia Bank Limited
Perth, Western Australia

André Desmarais
President and
Co-Chief Executive Officer
Power Corporation of Canada
Montreal, Canada

Martin Feldstein
President and Chief Executive Officer
National Bureau of
Economic Research, Inc.
Cambridge, Massachusetts

Arminio Fraga Neto
Founding Partner
Gavea Investimentos, Ltd.
Rio de Janeiro, Brazil

Xi-Qing Gao
Chief Executive Officer
China Investment Corporation
Beijing, The People's Republic
of China

Jürgen Grossmann
President and Chief Executive Officer
RWE AG
Essen, Germany

William B. Harrison, Jr.
Former Chairman
JPMorgan Chase & Co.
New York, New York

Carla A. Hills
Chairman and Chief Executive Officer
Hills & Company
Washington, D.C.

Franz B. Humer
Chairman of the Board of Directors
Roche Holding Ltd.
Basel, Switzerland

Abdallah S. Jum'ah
President and Chief Executive Officer
Saudi Arabian Oil Company
Dhahran, Saudi Arabia

Hon. Henry A. Kissinger
Chairman
Kissinger Associates, Inc.
New York, New York

Mustafa V. Koç
Chairman of the Board of Directors
Koç Holding A.Ş.
Istanbul, Turkey

The Hon. Lee Kuan Yew
Minister Mentor
Republic of Singapore
Singapore

Minoru Makihara
Senior Corporate Advisor and
Former Chairman
Mitsubishi Corporation
Tokyo, Japan

David J. O'Reilly
Chairman and Chief Executive Officer
Chevron Corporation
San Ramon, California

Michael Pram Rasmussen
Chairman of the Board
A.P. Møller-Maersk Group
Copenhagen, Denmark

Sir John Rose
Chief Executive
Rolls-Royce plc
London, United Kingdom

Tokyo Sexwale
Executive Chairman
Mvelaphanda Holdings Ltd
Johannesburg, South Africa

Ratan Naval Tata
Chairman
Tata Sons Limited
Mumbai, India

Marco Tronchetti Provera
Chairman and Chief Executive Officer
Pirelli & C. SpA
Milan, Italy

Cees J.A. van Lede
Former Chairman,
Board of Management
Akzo Nobel
Arnhem, The Netherlands

Douglas A. Warner III
Former Chairman of the Board
J.P. Morgan Chase & Co.
New York, New York

Ernesto Zedillo
Director
Yale Center for the Study
of Globalization
New Haven, Connecticut

Jaime Augusto Zobel de Ayala
President
Ayala Corporation
Makati City, Philippines

Ex-Officio Members

James Dimon
Chairman and Chief Executive Officer
JPMorgan Chase & Co.
New York, New York

Andrew D. Crockett
President
JPMorgan Chase International
New York, New York

William M. Daley
Vice Chairman
Chairman of the Midwest Region
Corporate Responsibility Office
JPMorgan Chase & Co.
Chicago, Illinois

Walter A. Gubert
Vice Chairman
JPMorgan Chase & Co.
Chairman
JPMorgan Chase EMEA
London, United Kingdom

NATIONAL ADVISORY BOARD

REGIONAL ADVISORY BOARD

COMMUNITY ADVISORY BOARD

Lauren Anderson
Executive Director
Neighborhood Housing
Services of New Orleans
New Orleans, LA

Polly Baca
CEO/Executive Director
Latin American Research and
Service Agency
Denver, CO

Dionne Bagsby
Retired Commissioner
Tarrant County
Fort Worth, TX

Salvador Balcorta
Chief Executive Director
Centro de Salud Familiar La Fe, Inc.
El Pasco, TX

Frank Ballesteros
Chief Administrative Officer
PPEP Microbusiness & Housing
Development Corp.
Tucson, AZ

Eli Barbosa
Director of Neighborhood
Reinvestment
Latin United Community Housing
Association
Chicago, IL

Rev. Henry Barlow
Christ Tabernacle Baptist Church
Chicago, IL

Janie Barrera
President/CEO
ACCION Texas
San Antonio, TX

Shaun Belle
President/CEO
The Mt. Hope Housing Company
Bronx, NY

Pascual Blanco
Executive Director
La Fuerza Unida de Glen Cove
Glen Cove, NY

Donnie Brown
Executive Director
Genesis Housing Development Corp.
Chicago, IL

James Buckley
Executive Director
University Neighborhood Housing
Program
Bronx, NY

Joseph Carbone
President/CEO
The WorkPlace, Inc.
Bridgeport, CT

David Chen
Executive Director
Chinese American Planning Council
New York, NY

William Clark
President/CEO
Urban League of Rochester
Rochester, NY

Ricardo Diaz
Executive Director
United Community Center
Milwaukee, WI

Peter Elkowitz
President
Long Island Housing Partnership
Hauppauge, NY

Ignacio Esteban
Executive Director
Florida Community Loan Fund
Orlando, FL

Ron Fafoglia
Executive Director
TSP Hope, Inc
Springfield, IL

Melissa Flournoy
President/CEO
The Louisiana Association of
Nonprofit Organizations
Baton Rouge, LA

William Frey
Vice President/Director
Enterprise Foundation NYC Office
New York, NY

Reuben Gant
Executive Director
Greenwood Community
Development Corp.
Tulsa, OK

Reginald Gates
President/CEO
Dallas Black Chamber of Commerce
Dallas, TX

Sarah Gerecke
Chief Executive Officer
Neighborhood Housing
Services of NYC
New York, NY

Ernest Gonzalez
Corporate Committee Chair
Long Island Hispanic Chamber
of Commerce
West Islip, NY

Bruce Gottschall
Executive Director
Neighborhood Housing
Services of Chicago, Inc.
Chicago, IL

Colvin Grannum
President/CEO
Bedford Stuyvesant Restoration
Corp.
Brooklyn, NY

Meg Haller
Chief Executive Officer
NW Indiana Quality of Life Council
Valparaiso, IN

Roy Hastick
President/CEO
Caribbean American Chamber
of Commerce & Industry
Brooklyn, NY

Norman Henry
Executive Director
Builders of Hope Community
Development Corp.
Dallas, TX

Ralph Hollmon
President/CEO
Milwaukee Urban League, Inc.
Milwaukee, WI

Kevin Jackson
Executive Director
Chicago Rehab Network
Chicago, IL

Kim Jacobs
Executive Director
Community Capital Resources
Hawthorne, NY

Rev. Manson Johnson
Holman Street Baptist Church
Houston, TX

Erma Johnson-Hadley
Vice Chancellor for Administrative
and Community Services
Tarrant County College District
Fort Worth, TX

Amy Klaben
President/CEO
Columbus Housing Partnership, Inc.
Columbus, OH

James Klein
Executive Director
Ohio Community Development
Finance Fund
Columbus, OH

Christopher Kui
Executive Director
Asian Americans for Equality
New York, NY

Rhonda Lewis
President/CEO
Bridge Street Development Corp.
Brooklyn, NY

Msgr. William Linder
Founder
New Community Corporation
Newark, NJ

Rev. Fred Lucas
President/CEO
Faith Center for Community
Development
New York, NY

Norm Lyons
Community Development Corp.
Chair
One Hundred Black Men
of Greater Dallas
Arlington, TX

Richard Manson
Vice President
Local Initiatives Support Corporation
New York, NY

Maria Matos
Executive Director
Latin American Community Center
Wilmington, DE

Christie McCravy
Director of Homeownership
Programs
The Housing Partnership, Inc.
Louisville, KY

Luis Miranda
Chairman
Audubon Partnership for Economic
Development
New York, NY

Marlon Mitchell
Executive Director
Houston Business Development, Inc.
Houston, TX

Andrew J. Mooney
Senior Program Director
Local Initiatives Support Corporation
Chicago, IL

COMMUNITY ADVISORY BOARD (continued)

Randy Moore
Executive Director
Community Works in
West Virginia, Inc.
Charleston, WV

Vincent Murray
Executive Director
Bagley Housing Association, Inc.
Detroit, MI

Joe Myer
Executive Director
NCALL Research
Dover, DE

Jeremy Nowak
President/CEO
The Reinvestment Fund
Philadelphia, PA

Claudia O'Grady
Executive Director
Multi-Ethnic Development Corp.
Salt Lake City, UT

David Pagan
Executive Director
Southside United Housing
Development Fund Corp.
Brooklyn, NY

James Paley
Executive Director
Neighborhood Housing Services
of New Haven
New Haven, CT

John Parvensky
President
Colorado Coalition for
the Homeless
Denver, CO

Kerry Quaglia
Executive Director
Home Headquarters, Inc.
Syracuse, NY

Edwin Reed
Chief Financial Officer
Greater Allen Cathedral of NY
Jamaica, NY

Kathy Ricci
Executive Director
Utah Micro-Enterprise Loan Fund
Salt Lake City, UT

Gwen Robinson
President/CEO
Hamilton County Community
Action Agency
Cincinnati, OH

Marcos Ronquillo
Managing Partner/President
Godwin Pappas Ronquillo LLP
Dallas, TX

Clifford Rosenthal
Executive Director
National Federation of Community
Development Credit Unions
New York, NY

Winston Ross
Executive Director
Westchester Community
Opportunity Program
Elmsford, NY

Doris Schnider
President
Delaware Community
Investment Corp.
Wilmington, DE

Shirley Stancato
President/CEO
New Detroit, Inc.
Detroit, MI

Thomas Stone
Executive Director
Mt. Pleasant Development Now
Cleveland, OH

Rev. Benjamin Thomas, Sr.
Tanner AME
Phoenix, AZ

Valerie Thompson
President/CEO
Urban League of Greater
Oklahoma City
Oklahoma City, OK

Carlisle Towery
President
Greater Jamaica Development
Corp.
Jamaica, NY

Margaret Trahan
President/CEO
United Way of Acadiana
Lafayette, LA

Rev. Terry Troia
Executive Director
Project Hospitality
Staten Island, NY

Rev. Reginald Tuggle
Memorial Economic Development
Corporation
Roosevelt, NY

Mark VanBrunt
Executive Director
Raza Development Fund
Phoenix, AZ

Donna Wertenbach
President/CEO
Community Economic
Development Fund
West Hartford, CT

Lloyd Williams
President/CEO
Greater Harlem Chamber of
Commerce
New York, NY

Ravi Yalamanchi
Chief Executive Officer
Metro Housing Partnership
Flint, MI

Diana Yazzie-Devine
President
Native American Connections
Phoenix, AZ

BOARD OF DIRECTORS

Crandall C. Bowles [1,4]
Chairman
Springs Industries, Inc.
(Home furnishing)

Stephen B. Burke [2,3]
President
Comcast Cable
Communications, Inc.
(Cable television)

David M. Cote [4,5]
Chairman and
Chief Executive Officer
Honeywell International Inc.
(Diversified technology and manufacturing)

James S. Crown [4,5]
President
Henry Crown and Company
(Diversified investments)

James Dimon
Chairman and
Chief Executive Officer
JPMorgan Chase & Co.

Ellen V. Futter [4,5]
President and Trustee
American Museum of
Natural History
(Museum)

William H. Gray, III [1,4]
Chairman
Amani Group
(Consulting and advisory)

Laban P. Jackson, Jr. [1,4]
Chairman and
Chief Executive Officer
Clear Creek Properties, Inc.
(Real estate development)

Robert I. Lipp [4,5]
Senior Advisor
JPMorgan Chase & Co.

David C. Novak [2,3]
Chairman and
Chief Executive Officer
Yum! Brands, Inc.
(Franchised restaurants)

Lee R. Raymond [2,3]
Retired Chairman and
Chief Executive Officer
Exxon Mobil Corporation
(Oil and gas)

William C. Weldon [2,3]
Chairman and
Chief Executive Officer
Johnson & Johnson
(Health care products)

Member of:

1. Audit Committee
2. Compensation & Management Development Committee
3. Corporate Governance & Nominating Committee
4. Public Responsibility Committee
5. Risk Policy Committee

EXECUTIVE COMMITTEE (*denotes member of Operating Committee)

James Dimon*
Chairman and
Chief Executive Officer

Gaby A. Abdelnour
Asia Pacific

Paul T. Bateman
Investment Management

Anthony J. Best
Investment Bank

Frank J. Bisignano*
Chief Administrative Office

Steven D. Black*
Investment Bank

Philip F. Bleser
Commercial Banking

John F. Bradley*
Human Resources

Douglas L. Braunstein
Investment Bank

Clive S. Brown
Investment Management

Richard M. Cashin
One Equity Partners

Michael J. Cavanagh*
Finance

Guy Chiarello
Technology

Andrew D. Crockett
JPMorgan Chase International

Stephen M. Cutler*
Legal & Compliance

William M. Daley*
Corporate Responsibility

Kimberly B. Davis
Philanthropy

Klaus Diederichs
Investment Bank

Ina R. Drew*
Chief Investment Office

Althea L. Duersten
Chief Investment Office

Patrik L. Edsparr
Investment Bank

Mary E. Erdoes
Wealth Management

Joseph M. Evangelisti
Corporate Communications

Martha J. Gallo
Audit

Walter A. Gubert
Europe, Middle East and Africa

Evelyn E. Guernsey
Investment Management

Carlos M. Hernandez
Investment Bank

Rick Lazio
Government Affairs & Public Policy

James B. Lee, Jr.
Investment Bank

David B. Lowman
Home Lending

Samuel Todd Maclin*
Commercial Banking

Achilles O. Macris
Chief Investment Office

Jay Mandelbaum*
Strategy & Marketing

Blythe S. Masters
Investment Bank

Donald H. McCree, III
Investment Bank

Heidi Miller*
Treasury & Securities Services

Melissa J. Moore
Treasury Services

Stephanie B. Mudick
Retail Financial Services

Nicholas P. O'Donohoe
Investment Bank

Daniel E. Pinto
Investment Bank

Scott E. Powell
Consumer Banking

Charles W. Scharf*
Retail Financial Services

Marc Sheinbaum
Auto & Education Finance

Gordon A. Smith*
Card Services

James E. Staley*
Asset Management

William S. Wallace
Card Services

Kevin P. Watters
Business Banking

William T. Winters*
Investment Bank

Barry L. Zubrow*
Risk Management

OTHER CORPORATE OFFICERS

Anthony J. Horan
Secretary

Mark I. Kleinman
Treasurer

Louis Rauchenberger
Controller

JPMorgan Chase & Co.
270 Park Avenue
New York, New York 10017-2070

March 31, 2008

Dear fellow shareholder:

We are pleased to invite you to the annual meeting of shareholders to be held on May 20, 2008, at our offices at One Chase Manhattan Plaza in New York City. As we have done in the past, in addition to considering the matters described in the proxy statement, we will review major developments since our last shareholders' meeting.

We hope that you will attend the meeting in person, but even if you are planning to come, we strongly encourage you to designate the proxies named on the proxy card to vote your shares. This will ensure that your common stock is represented at the meeting. The proxy statement explains more about proxy voting. Please read it carefully. We look forward to your participation.

Sincerely,

James Dimon
Chairman and Chief Executive Officer

JPMorganChase

Notice of 2008 Annual Meeting of Shareholders and Proxy Statement

Date: Tuesday, May 20, 2008
Time: 10:00 a.m.
Place: Auditorium
One Chase Manhattan Plaza
(corner of Nassau and Liberty Streets)
New York, New York

Matters to be voted on:

- Election of directors
- Ratification of appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for 2008
- Approval of Amendment to 2005 Long-Term Incentive Plan
- Reapproval of Key Executive Performance Plan
- Shareholder proposals, if they are introduced at the meeting
- Any other matters that may properly be brought before the meeting

By order of the Board of Directors

Anthony J. Horan
Secretary

March 31, 2008

Please vote promptly.

If you attend the meeting in person, you will be asked to present photo identification, such as a driver's license. See "Attending the annual meeting" on page 41.

Please note, if you hold your common stock in street name and do not provide voting instructions to your broker, your shares will not be voted on any proposal on which your broker does not have discretionary authority to vote. Brokers do not have discretionary authority to vote on the Amendment to the 2005 Long-Term Incentive Plan, Reapproval of the Key Executive Performance Plan and the shareholder proposals.

Important Notice Regarding the Availability of Proxy Materials for the 2008 Annual Meeting of Shareholders to be Held on May 20, 2008. Our 2008 Proxy Statement and Annual Report for the year ended December 31, 2007, are available free of charge on our Web site at http://investor.shareholder.com/jpmorganchase/annual.cfm.

Contents

Proposal 1: **Election of directors** 1

Information about the nominees 1

Corporate governance 3

General 3

Director independence 4

Committees of the Board 5

Director meeting attendance 6

Director compensation 6

Security ownership of directors and executive officers 8

Compensation Discussion and Analysis 9

Executive compensation tables 16

I. Summary compensation table 16

II. 2007 Grants of plan-based awards 18

III. Outstanding equity awards at fiscal year-end 2007 18

IV. 2007 Option exercises and stock vested table 20

V. 2007 Pension benefits 20

VI. 2007 Non-qualified deferred compensation 21

VII. 2007 Potential payments upon termination or change-in-control 21

Additional information about our directors and executive officers 22

Compensation & Management Development Committee report 24

Audit Committee report 24

Proposal 2: Appointment of independent registered public accounting firm 25

Proposal 3: Approval of Amendment to 2005 Long-Term Incentive Plan 26

Proposal 4: Reapproval of Key Executive Performance Plan 30

Proposals 5-11: Shareholder proposals 31

General information about the meeting 40

Shareholder proposals and nominations for the 2009 annual meeting 42

Appendix A: Director independence standards 43

Appendix B: Amended 2005 Long-Term Incentive Plan 44

Appendix C: 2005 Long-Term Incentive Plan – Plan features and equity grant history 2002-2007 48

Appendix D: Key Executive Performance Plan 49

Proxy statement

Your vote is very important. For this reason, the Board of Directors of JPMorgan Chase & Co. (JPMorgan Chase or the Firm) is requesting that you allow your common stock to be represented at the annual meeting by the proxies named on the proxy card. This proxy statement is being sent to you in connection with this request and has been prepared for the Board by our management. The proxy statement is being sent to our shareholders on or about March 31, 2008.

Proposal 1 – Election of directors

Our Board of Directors has nominated 12 directors for election at this annual meeting to hold office until the next annual meeting and the election of their successors. All of the nominees are currently directors. Each has agreed to be named in this proxy statement and to serve if elected. All of the nominees are expected to attend the 2008 annual meeting. All of the nominees for election at the 2007 annual meeting attended the meeting on May 15, 2007.

Although we know of no reason why any of the nominees would not be able to serve, if any nominee is unavailable for election, the proxies intend to vote your common stock for any substitute nominee proposed by the Board of Directors. The Board may also choose to reduce the number of directors to be elected, as permitted by our By-laws.

Information about the nominees

Unless stated otherwise, all of the nominees have been continuously employed by their present employers for more than five years. The age indicated in each nominee's biography is as of May 20, 2008, and all other biographical information is as of the date of this proxy statement. Our directors are involved in various charitable and community activities and we have listed a number of these below.

Predecessor institutions of JPMorgan Chase include Bank One Corporation, J.P. Morgan & Co. Incorporated and The Chase Manhattan Corporation.



Crandall C. Bowles, 60, Chairman of Springs Industries, Inc., home furnishings. Director since 2006.

Mrs. Bowles has been Chairman of Springs Industries, Inc. since 1998 and a member of its board since 1978. From 1998 until 2006, she was also Chief Executive Officer of Springs Industries, Inc. Subsequent to a spinoff and merger in 2006, she was Co-Chairman and Co-CEO of Springs Global Participacoes S.A., a textile home furnishings company, until July 2007. She remains on the board of Springs Global Participacoes S.A. She is also a member of the board of directors of Deere & Company. Mrs. Bowles is a graduate of Wellesley College and earned an MBA from Columbia University. She serves on the boards of the African Wildlife Foundation, Inc. and the Maya Angelou Research Center on Minority Health. She is a member of The Business Council, the Committee of 200, and the South Carolina Climate, Energy and Commerce Advisory Committee.



Stephen B. Burke, 49, President of Comcast Cable Communications, Inc., cable television. Director since 2003.

Mr. Burke joined Comcast Cable as President in 1998. Prior to 1998, he was with The Walt Disney Company from 1986. Mr. Burke is a graduate of Colgate University and received an MBA from Harvard Business School. He had been a director of Bank One Corporation from 2003 until 2004. He is Vice Chairman of The Children's Hospital of Philadelphia.



David M. Cote, 55, Chairman and Chief Executive Officer of Honeywell International Inc., diversified technology and manufacturing. Director since July 2007.

Mr. Cote has been Chairman and Chief Executive Officer of Honeywell International Inc. since July 2002. He joined Honeywell as President and Chief Executive Officer in February 2002. Prior to joining Honeywell, he served as Chairman, President and Chief Executive Officer of TRW Inc., which he joined in 1999. Mr. Cote is a graduate of the University of New Hampshire, where he earned a bachelor's degree in business administration. He received an honorary Juris Doctor degree from Pepperdine University in 2001.



James S. Crown, 54, President of Henry Crown and Company, diversified investments. Director since 1991.

Mr. Crown joined Henry Crown and Company in 1985 as Vice President and became President in 2003. He earned a B.A. in 1976 from Hampshire College and received his law degree in 1980 from Stanford University Law School. He had been a director of Bank One Corporation from 1991 until 2004. Mr. Crown is also a director of General Dynamics Corporation and Sara Lee Corporation. He is Chairman of the Board of Trustees for the University of Chicago and a trustee of the Museum of Science and Industry and the Orchestral Association.



James Dimon, 52, Chairman and Chief Executive Officer of JPMorgan Chase. Director since 2000.

Mr. Dimon became Chairman of the Board on December 31, 2006, and has been Chief Executive Officer and President since December 31, 2005. He had been President and Chief Operating Officer since JPMorgan Chase's merger with Bank One Corporation in July 2004. At Bank One he had been Chairman and Chief Executive Officer since March 2000. Mr. Dimon is a graduate of Tufts University and received an MBA from Harvard Business School. He is a director of The College Fund/UNCF and serves on the Board of Directors of The Federal Reserve Bank of New York, The National Center on Addiction and Substance Abuse, Harvard Business School and Catalyst. He is on the Board of Trustees of New York University School of Medicine.



Ellen V. Futter, 58, President and Trustee of the American Museum of Natural History. Director since 1997.

Ms. Futter became President of the American Museum of Natural History in November 1993, prior to which she had been President of Barnard College since 1981. She graduated from Barnard College in 1971 and earned a J.D. from Columbia Law School in 1974. She had been a director of J.P. Morgan & Co. Incorporated from 1997 until 2000. Ms. Futter is also a director of American International Group, Inc. and Consolidated Edison, Inc. She is a member of the Board of Overseers and Managers of Memorial Sloan-Kettering Cancer Center, a Fellow of the American Academy of Arts and Sciences and a member of the Council on Foreign Relations.



William H. Gray, III, 66, Chairman of the Amani Group, consulting and advisory. Director since 1992.

Mr. Gray has been Chairman of the Amani Group since August 2004. Mr. Gray was President and Chief Executive Officer of The College Fund/UNCF (educational assistance) from 1991 until he retired in 2004. He was a member of the United States House of Representatives from 1979 to 1991. Mr. Gray earned a B.A. degree from Franklin & Marshall College and received a master's degree in divinity from Drew Theological Seminary and a master's degree in church history from Princeton Theological Seminary. He had been a director of The Chase Manhattan Corporation from 1992 until 2000. Mr. Gray is also a director of Dell Computer Corporation, Pfizer Inc., Prudential Financial, Inc. and Visteon Corporation.



Laban P. Jackson, Jr., 65, Chairman and Chief Executive Officer of Clear Creek Properties, Inc., real estate development. Director since 1993.

Mr. Jackson has been Chairman of Clear Creek Properties since 1989. Mr. Jackson is a graduate of the United States Military Academy. He had been a director of Bank One Corporation from 1993 until 2004. Mr. Jackson is also a director of The Home Depot, Inc. He is a director of Markey Cancer Foundation.



Robert I. Lipp, 69, Senior Advisor of JPMorgan Chase. Director since 2003.

Mr. Lipp became Senior Advisor in September 2005. He had been Executive Chairman of the Board of The St. Paul Travelers Companies, Inc. (insurance) from April 2004 until September 2005 and was Chairman and Chief Executive Officer of its predecessor company, Travelers Property Casualty Corp., from December 2001 until April 2004. He received his undergraduate degree from Williams College, an MBA from Harvard University and a J.D. from New York University. Mr. Lipp had been a director of Bank One Corporation from 2003 until 2004. He is also a director of Accenture Ltd. and The Travelers Companies, Inc. Mr. Lipp is Chairman of the Executive Committee of Trustees of Williams College and a director of the New York City Ballet.



David C. Novak, 55, Chairman and Chief Executive Officer of Yum! Brands, Inc., franchised restaurants. Director since 2001.

Prior to becoming Chairman in January 2001 and Chief Executive Officer in January 2000, Mr. Novak was Vice Chairman and President of Tricon Global Restaurants, Inc. (now known as Yum! Brands, Inc.) from June 1997 until January 2000; Group President and Chief Executive Officer, KFC and Pizza Hut, North America, subsidiaries of PepsiCo, from August 1996 until June 1997; and President, KFC North America, a subsidiary of PepsiCo, from 1994 until 1996. He received a B.A. degree from the University of Missouri. He had been a director of Bank One Corporation from 2001 until 2004. Mr. Novak is also a director of Yum! Brands Foundation and a director of the Friends of the United Nations World Food Program.



Lee R. Raymond, 69, Retired Chairman and Chief Executive Officer of Exxon Mobil Corporation, oil and gas. Director since 1987.

Mr. Raymond was Chairman of the Board and Chief Executive Officer of Exxon Mobil from 1999 until he retired in December 2005. He had been Chairman of the Board and Chief Executive Officer of Exxon Corporation from 1993 until its merger with Mobil Oil Corporation in 1999, having begun his career in 1963 with Exxon. Mr. Raymond graduated from the University of Wisconsin with a bachelor degree in chemical engineering in 1960 and received a Ph.D. in the same discipline from the University of Minnesota in 1963. He was a director of J.P. Morgan & Co. Incorporated from 1987 until 2000. He is Chairman of the National Petroleum Council, Vice Chairman of the Board of Trustees of the American Enterprise Institute, a trustee of the Wisconsin Alumni Research Foundation, a member of the President's Export Council, a Trustee of the Mayo Clinic, and a member of the Innovations in Medicine Leadership Council of UT Southwestern Medical Center.



William C. Weldon, 59, Chairman and Chief Executive Officer of Johnson & Johnson, health care products. Director since 2005.

Prior to becoming Chairman and Chief Executive Officer of Johnson & Johnson in 2002, Mr. Weldon served as Vice Chairman from 2001 and Worldwide Chairman, Pharmaceuticals Group from 1998 until 2001. Mr. Weldon served in a number of other senior executive positions since joining Johnson & Johnson in 1971. He is a graduate of Quinnipiac University. Mr. Weldon is Chairman of the CEO Roundtable on Cancer, Vice Chair of The Business Council and a member of the Sullivan Commission on Diversity in the Health Professions Workforce. Mr. Weldon also serves on the Liberty Science Center Chairman's Advisory Council and as a member of the Board of Trustees for Quinnipiac University. He previously served as Chairman of the Pharmaceutical Research and Manufacturers of America (PhRMA).

Corporate governance

General

JPMorgan Chase is governed by a Board of Directors and various committees of the Board that meet throughout the year. Directors discharge their responsibilities at Board and committee meetings and also through telephone contact and other communications with the Chairman and Chief Executive Officer (CEO) and others regarding matters of concern and interest to the Firm.

Governance is a continuing focus at JPMorgan Chase, starting with the Board of Directors and extending throughout the Firm. In this section we describe some of our key governance practices.

Majority voting for directors – In 2007, the Board amended the Firm's By-laws to provide a majority voting standard for election of directors in uncontested elections, resignation by any incumbent director who is not re-elected, and plurality voting in any election that is contested.

Presiding Director – In December 2006, the Board established the position of Presiding Director. The Presiding Director presides at executive sessions of non-management directors and at Board meetings at which the Chairman is not present, and has the authority to call meetings of non-management directors. The Presiding Director facilitates communication between the Chairman and CEO and the non-management directors, as appropriate, and performs such other functions as the Board directs. The Presiding Director position rotates semi-annually, with the chair of the Compensation & Management Development Committee (Compensation Committee) serving from January through June, and the chair of the Corporate Governance & Nominating Committee (Governance Committee) serving from July through December.

Non-management director meetings – Non-management directors generally meet in executive session as part of each regularly scheduled Board meeting, with discussion led by the Presiding Director.

Corporate Governance Principles of the Board – The Board of Directors first adopted Corporate Governance Principles in 1997, and has revised them periodically since then to reflect evolving best practices and regulatory requirements, including the New York Stock Exchange (NYSE) corporate governance listing standards. The Corporate Governance Principles of the Board (Corporate Governance Principles) establish a framework for the governance of the Firm. The Corporate Governance Principles can be found on our Web site at www.jpmorganchase.com under Governance.

Code of Conduct and Code of Ethics for Finance Professionals – JPMorgan Chase has a Code of Conduct that sets forth the guiding principles and rules of behavior by which we operate our company and conduct our daily business with our customers, vendors and shareholders and with our fellow employees. The Code of Conduct applies to all directors and employees of the Firm. In addition, the Firm has a Code of Ethics for Finance Professionals that applies to the Chairman and CEO, Chief Financial Officer (CFO) and Chief Accounting Officer of the Firm and to all other professionals serving in a finance, accounting, corporate treasury, tax or investor relations role. The purpose of the Code of Ethics for Finance Professionals is to promote honest and ethical conduct and compliance with the law, particularly as related to the maintenance of the Firm's financial books and records and the preparation of its financial statements. The Code of Conduct and Code of Ethics for Financial Professionals can be found on our Web site at www.jpmorganchase.com under Governance.

Political contributions and legislative lobbying – The Board-approved policy regarding political contributions and legislative lobbying activities, the JPMorgan Chase & Co. Political Contributions Statement, is posted on our corporate Web site. The Firm also posts on its Web site an annual report of contributions made by its Political Action Committees.

Bonus recoupment – The Board's policy on bonus recoupment in the event of a restatement of financial results is stated within the Corporate Governance Principles which are available on the Firm's corporate Web site.

Policy on director nomination process – The Board's Governance Committee is responsible for evaluating and recommending to the Board proposed nominees for election to the Board of Directors. As part of its process, the Committee will consider director candidates recommended for consideration by members of the Board, by management and by shareholders. Shareholders wishing to recommend to the Governance Committee a candidate for director should write to the Secretary at: JPMorgan Chase & Co., Office of the Secretary, 277 Park Avenue, New York, New York 10172.

David. M. Cote, who joined the Board in July 2007, was identified by management as a possible candidate for consideration as a director and was recommended by the Governance Committee to the Board.

It is the policy of the Governance Committee that candidates recommended by shareholders will be considered in the same manner as other candidates and there are no additional procedures a shareholder must undertake in order for the committee to consider such shareholder recommendations. As stated in the Corporate Governance Principles, in general the Board wishes to balance the needs for professional knowledge, business expertise, varied industry knowledge, financial expertise, and CEO-level business management experience. The Board also strives to ensure diversity of representation among its members. The Governance Committee also takes into account criteria applicable to Board committees.

Board communications – Shareholders and interested parties who wish to contact any Board members or committee chairs, the Presiding Director, or the non-management directors as a group, may mail correspondence to: JPMorgan Chase & Co., Attention (name of Board member(s)), Office of the Secretary, 277 Park Avenue, New York, New York 10172.

Documents available – As noted above, the Corporate Governance Principles, Code of Conduct and Code of Ethics for Finance Professionals, as well as the charters of our principal committees, can be found on our Web site at www.jpmorganchase.com under Governance. These documents will also be made available to any shareholder who requests them by writing to the Secretary at: JPMorgan Chase & Co., Office of the Secretary, 277 Park Avenue, New York, New York 10172.

Director independence

Pursuant to the corporate governance listing standards of the NYSE, a majority of the Board of Directors (and each member of the Audit, Compensation and Governance Committees) must be independent. The Board of Directors may determine a director to be independent if the director has no disqualifying relationship as defined in the NYSE corporate governance rules and if the Board has affirmatively determined that the director has no material relationship with JPMorgan Chase, either directly or as a partner, shareholder, officer or employee of an organization that has a relationship with JPMorgan Chase. In connection with the assessment of director independence, the Board determined that the relationships set forth in Appendix A are immaterial. Criteria respecting director independence may also be found in the Corporate Governance Principles on our Web site at www.jpmorganchase.com under Governance.

The Board of Directors reviewed the relationships between the Firm and each director and determined that in accordance with the NYSE corporate governance listing standards and the independence standards of the Firm, each non-management director (Crandall C. Bowles, Stephen B. Burke, David M. Cote, James S. Crown, Ellen V. Futter, William H. Gray, III, Laban P. Jackson, Jr., David C. Novak, Lee R. Raymond and William C. Weldon) has only immaterial relationships with JPMorgan Chase and accordingly each is an independent director under these standards. Three directors who retired in May 2007, John H. Biggs, John W. Kessler and Richard A. Manoogian, had only immaterial relationships with JPMorgan Chase and accordingly, each was an independent director. There are additional objective tests for independence in the NYSE rules and each of the named directors meets (and in the case of the retired directors met) these objective tests for independence as well. Under the NYSE rules, a director employed by the Firm cannot be deemed to be an independent director, and consequently, James Dimon and Robert I. Lipp are not independent directors of JPMorgan Chase.

In making its determinations concerning director independence, the Board considered the following transactions between the Firm and each director, the director's immediate family members and any such person's principal business affiliations: extensions of credit made by bank subsidiaries of the Firm; financial products and services provided by subsidiaries of the Firm; business transactions for property or services contracted for by subsidiaries of the Firm; and charitable contributions made by the Firm, directly or through its Foundation, to any non-profit organization of which a director is employed as an officer. In particular, the Board considered: for directors Futter and Jackson, extensions of credit provided to them; for directors Burke, Cote, Crown, Futter, Jackson, Novak, Raymond and Weldon, and retired directors Biggs, Kessler and Manoogian, credit cards issued to them and their immediate family members; for director Bowles, extensions of credit and other financial services provided to Springs Industries, Inc.; for director Burke, extensions of credit and other financial services provided to Comcast Cable Communications, Inc.; for director Cote, extensions of credit and other financial services provided to Honeywell International Inc.; for director Crown, extensions of credit and other financial services provided to Henry Crown and Company and other Crown family owned entities; for director Futter, extensions of credit and other financial services provided to the American Museum of Natural History; for retired director Manoogian, extensions of credit and other financial services provided to Masco Corporation; for director Novak, extensions of credit and other financial services provided to Yum! Brands, Inc.; and for director Weldon, extensions of credit and other financial services provided to Johnson & Johnson. The Board also considered the following business relationships: for director Cote, purchases of building safety and security equipment and maintenance services from Honeywell International Inc.; for director Crown, a lease of office space and a lease of retail space from subsidiaries of two companies in which Mr. Crown and members of his immediate family have indirect ownership interests; and charitable contributions to charitable organizations where the following directors and retired directors served as an officer or trustee: Biggs, Crown, Futter, Manoogian, Raymond and Weldon.

Committees of the Board

The Board has five principal committees. The charter of each committee can be found on our Web site at www.jpmorganchase.com under Governance. Each member of the Audit Committee, the Compensation & Management Development Committee and the Corporate Governance & Nominating Committee has been determined by the Board to be independent for purposes of the NYSE corporate governance listing standards and within the meaning of regulations of the Securities and Exchange Commission (SEC).

Audit Committee – provides oversight of the independent registered public accounting firm's qualifications and independence; the performance of the internal audit function and that of the independent registered public accounting firm; and management's responsibilities to assure that there is in place an effective system of controls reasonably designed to safeguard the assets and income of the Firm, assure the integrity of the Firm's financial statements, and maintain compliance with the Firm's ethical standards, policies, plans and procedures, and with laws and regulations. The Board of Directors has determined that Mrs. Bowles and Mr. Jackson are audit committee financial experts as defined by the SEC.

Compensation & Management Development Committee – reviews and approves the Firm's compensation and benefit programs; ensures the competitiveness of these programs; and advises the Board on the development of and succession for key executives. Information on the Committee's processes and procedures for consideration of executive compensation are addressed in the Compensation Discussion and Analysis at page 9.

Corporate Governance & Nominating Committee – exercises general oversight with respect to the governance of the Board of Directors, including reviewing the qualifications of nominees for election to the Board and making recommendations to the Board regarding director compensation.

Public Responsibility Committee – reviews and considers the Firm's position and practices on charitable contributions, community development, legislation, protection of the environment, shareholder proposals involving issues of public interest and public responsibility and other similar issues as to which JPMorgan Chase relates to the community at large, and provides guidance to management and the Board as appropriate.

Risk Policy Committee – provides oversight of the CEO's and senior management's responsibilities to assess and manage the Firm's credit risk, market risk, interest rate risk, investment risk, liquidity risk, reputational risk, and fiduciary risk.

Director meeting attendance

The following table summarizes the membership of the Board and each of its committees, and the number of times each met during 2007:

Director	*Audit*	*Compensation & Management Development*	*Corporate Governance & Nominating*	*Public Responsibility*	*Risk Policy*
Crandall C. Bowles	Member			Member	
Stephen B. Burke		Member	Member		
David M. Cote				Member	Member
James S. Crown				Member	Chair
James Dimon					
Ellen V. Futter				Member	Member
William H. Gray, III	Member			Chair	
Laban P. Jackson, Jr.	Chair			Member	
Robert I. Lipp				Member	Member
David C. Novak		Member	Chair		
Lee R. Raymond		Chair	Member		
William C. Weldon		Member	Member		
Number of meetings in 2007	11	6	3	4	7

During 2007, the Board met nine times; each director attended 75% or more of the total meetings of the Board and the committees on which he or she served.

Director compensation

Annual compensation – The Board believes it is desirable that a significant portion of director compensation be linked to the Firm's common stock, and the Board's total compensation includes approximately one-third cash and two-thirds stock-based compensation. In 2007, each non-management director received an annual cash retainer of $75,000 and an annual grant, made when annual employee incentive compensation was paid, of deferred stock units valued at $170,000 on the date of grant.

Each deferred stock unit represents the right to receive one share of the Firm's common stock and dividend equivalents payable in deferred stock units for any dividends paid. Deferred stock units have no voting rights. In January of the year immediately following a director's termination of service, deferred stock units are distributed in shares of the Firm's common stock in either a lump sum or in annual installments for up to 15 years as elected by the director.

From 2003 to 2007, the annual grant made to each non-management director was in the form of common stock equivalents payable in cash. In September 2007, previous grants of common stock equivalents for all active non-management directors were converted into deferred stock units.

Each director who is a member of the Audit Committee receives an additional annual cash retainer of $10,000. Each chair of a board committee receives an additional fee of $15,000 per year. Directors who are officers of the Firm do not receive any fees for their service as directors.

The following table summarizes annual compensation for non-management directors.

Compensation	*Amount*
Board retainer	$ 75,000
Committee chair retainer	15,000
Audit committee member retainer	10,000
Deferred stock unit grant	170,000

Stock ownership guidelines – As stated in the Corporate Governance Principles, directors pledge that, for as long as they serve, they will retain all shares of the Firm's common stock purchased on the open market or received pursuant to their service as a board member.

Deferred compensation – Each year non-management directors may elect to defer all or part of their cash compensation. A director's right to receive future payments under any deferred compensation arrangement is an unsecured claim against JPMorgan Chase's general assets. Cash amounts may be deferred into various investment equivalents, including deferred stock units. Upon retirement, deferred cash compensation deferred into stock units will be distributed in stock; all other deferred cash compensation will be distributed in cash. Compensation that was paid in common stock in prior years and that may have been deferred is distributable only in common stock when the director retires from the Board. Deferred compensation will be distributed in either a lump sum or in annual installments for up to 15 years as elected by the director commencing in January of the year following the director's retirement from the Board.

Reimbursements and insurance – The Firm reimburses directors for their expenses in connection with their board service. We also pay the premiums on directors' and officers' liability insurance policies and on travel accident insurance policies covering directors as well as employees of the Firm.

2007 Director compensation table – The following table shows the compensation expensed for each director in 2007.

Name	*Fees earned or paid in cash ($)*	*2007 Stock award ($)* (1)(2)	*Change in pension value and non-qualified deferred compensation earnings ($)* (3)	*Total ($)*
John H. Biggs (4)	$ 35,417	$170,000	$ 0	$205,417
Crandall C. Bowles	85,000	170,000	0	255,000
Stephen B. Burke	75,000	170,000	0	245,000
David M. Cote (4)	37,500	0	0	37,500
James S. Crown	90,000	170,000	0	260,000
Ellen V. Futter	75,000	170,000	0	245,000
William H. Gray, III	96,667	170,000	2,598	269,265
Laban P. Jackson, Jr.	100,000	170,000	0	270,000
John W. Kessler (4)	31,250	170,000	0	201,250
Robert I. Lipp (5)	0	0	0	0
Richard A. Manoogian (4)	35,417	170,000	0	205,417
David C. Novak	90,000	170,000	0	260,000
Lee R. Raymond	90,000	170,000	0	260,000
William C. Weldon	75,000	170,000	0	245,000

1 Amounts recognized for financial statement reporting purposes during 2007 in accordance with SFAS 123R, for dividend equivalents and changes in market value of the Firm's common stock on annual awards of common stock equivalents granted from 2003 to 2006 were as follows: Mr. Biggs: $(53,028); Mr. Burke: $(15,582); Mr. Crown: $(15,582); Ms. Futter: $(38,429); Mr. Gray: $(38,429); Mr. Jackson: $(15,582); Mr. Kessler: $(35,222); Mr. Lipp: $(8,104); Mr. Manoogian: $(35,222); Mr. Novak: $(15,582); Mr. Raymond: $(38,429); and Mr. Weldon: $(7,478).

2 The aggregate number of option awards and stock awards outstanding at December 31, 2007, for each current director is included in the Security ownership of directors and executive officers table on page 8 under the columns "Options/SARs exercisable within 60 days" and "Additional underlying stock units," respectively. All such awards are vested. Messrs. Biggs, Kessler and Manoogian retired from the Board on May 14, 2007, and as of that date their holdings were as follows: Mr. Biggs, 19,791 stock awards; Mr. Kessler, 22,058 option awards and 31,344 stock awards; and Mr. Manoogian, 11,880 option awards and 19,287 stock awards.

3 Amounts shown are earnings during 2007 in excess of 120% of the applicable federal rate on deferred compensation balances where the rate of return is not calculated in the same or in a similar manner as earnings on hypothetical investments available under the Firm's qualified plans. These investments were made in 2000.

4 Messrs. Biggs, Kessler and Manoogian retired in May 2007 on the eve of the 2007 annual meeting. Mr. Cote joined the Board in July 2007.

5 As Senior Advisor, Mr. Lipp does not receive director compensation but instead is paid a base salary of $500,000 and is eligible for a discretionary annual incentive compensation award. In January 2007, Mr. Lipp was granted stock appreciation rights covering 500,000 shares of JPMorgan Chase common stock with an exercise price of $48.25 per share to be settled entirely in shares, with a 10-year term exercisable in three equal installments on the first three anniversaries of the grant date. The aggregate grant date fair value of this grant to Mr. Lipp was $5,960,000. In addition, Mr. Lipp received a cash award of $1,625,000 and 18,135 restricted stock units valued at $875,014 that vests in two equal annual installments beginning two years after the grant date. At December 31, 2007, Mr. Lipp had 1,002,640 option awards and 30,818 stock awards outstanding, of which 12,683 stock awards were fully vested and receipt has been deferred under deferred compensation plan arrangements.

Security ownership of directors and executive officers

The following table shows the number of shares of common stock and common stock equivalents beneficially owned as of December 31, 2007, including shares that could have been acquired within 60 days of that date through the exercise of stock options, by each director, the executive officers named in the Summary compensation table, and all directors and executive officers as a group, together with additional underlying stock units as described in note 3 to the table. Unless otherwise indicated, each of the named individuals and each member of the group has sole voting power and sole investment power with respect to shares owned. The number of shares beneficially owned, as that term is defined by Rule 13d-3 under the Securities Exchange Act of 1934, by all directors and executive officers as a group totals approximately 1% of our outstanding common stock as of December 31, 2007; each director and named executive officer individually owns less than 1% of our outstanding common stock.

	Beneficial ownership				
Name	***Common stock (#)*** [(1)(2)]	***Options/SARs exercisable within 60 days (#)***	***Total beneficial ownership (#)***	***Additional underlying stock units (#)*** [(3)]	***Total (#)***
Steven D. Black	122,887	1,282,305	1,405,192	573,245	1,978,437
Crandall C. Bowles	4,000	0	4,000	5,903	9,903
Stephen B. Burke	6,840	2,640	9,480	24,817	34,297
Michael J. Cavanagh	93,755	320,568	414,323	123,242	537,565
David M. Cote	14,000	0	14,000	843	14,843
James S. Crown	11,161,562 [(4)]	29,072	11,190,634	72,866	11,263,500
James Dimon	3,734,010	4,681,527	8,415,537	594,944	9,010,481
Ellen V. Futter	951	11,920	12,871	38,744	51,615
William H. Gray, III	0	11,920	11,920	57,802	69,722
Laban P. Jackson, Jr.	15,372	44,877	60,249	48,040	108,289
Robert I. Lipp	48,420	502,639	551,059	30,818	581,877
David C. Novak	39,126	11,880	51,006	32,108	83,114
Lee R. Raymond	1,850	11,920	13,770	119,586	133,356
James E. Staley	215,083	956,926	1,172,009	214,980	1,386,989
William C. Weldon	1,072	0	1,072	13,413	14,485
William T. Winters	317,713	3,050,833	3,368,546	686,663	4,055,209
All directors and executive officers as a group (27 persons)	17,469,565	15,225,155	32,694,720	4,115,926	36,810,646

1 Shares owned outright, except as otherwise noted.

2 Includes shares pledged as security, including shares held by brokers in margin loan accounts whether or not there are loans outstanding, as follows: Mr. Crown, 10,263,231 shares; Mr. Novak, 38,480 shares; and all directors and executive officers as a group, 10,301,711 shares.

3 Amounts include for directors and executive officers, shares or deferred stock units, receipt of which has been deferred under deferred compensation plan arrangements. For officers, amounts also include restricted stock units and shares attributable under the JPMorgan Chase 401(k) Savings Plan.

4 Includes 113,898 shares Mr. Crown owns individually; 9,287,063 shares owned by partnerships of which Mr. Crown is a partner; 1,547,123 shares owned by a partnership whose partners include a corporation of which Mr. Crown is a director, officer and shareholder, and a trust of which Mr. Crown is a beneficiary. Also included are 204,605 shares owned by trusts of which Mr. Crown is a co-trustee and beneficiary; and 8,873 shares owned by Mr. Crown's spouse. Mr. Crown disclaims beneficial ownership of the shares held by the various persons and entities described above except for the shares he owns individually and, with respect to shares owned by entities, except to the extent of his interest in such entities.

Compensation Discussion and Analysis

Summary

The business results discussed in the Management's Discussion and Analysis (MD&A) section of our 2007 Annual Report, along with the discussion of our strategies and challenges, are a starting point for how the Compensation & Management Development Committee (the Compensation Committee) ultimately decided to compensate our CEO, CFO and other Named Executive Officers. Each of the Named Executive Officers is a member of the Operating Committee, the Firm's most senior management committee. Members of our Operating Committee are the executive officers of the Firm and include Mr. Dimon, the CEOs of our six major businesses and the heads of principal functional areas.

As evidenced by the MD&A, there are many factors that we weigh in determining compensation, especially in a firm and industry as complex as ours. The benefits of our business mix and strategies, including attention to the balance sheet, capital management and risk management, became more apparent over the course of the year. The diversified nature of our business across multiple geographies and the six core operating units helped us weather a difficult operating environment and allowed us to produce balanced, positive results relative to our peers.

The Compensation Committee and Board considered a number of qualitative and quantitative factors in determining 2007 compensation, including quality of earnings, progress on key growth initiatives, improvements in systems and technology, and market leadership positions.

Summarized below are some of the key quantitative factors considered:

- The Firm reported a second consecutive year of record earnings and revenue.
- Income from continuing operations increased by $1.7 billion (13%) to $15.4 billion.
- Total net revenue grew $9.4 billion (15%) to $71.4 billion.
- Tier 1 capital ratio remained strong at 8.4%.
- Results were achieved even as credit reserves were increased by $2.3 billion to more than $10.1 billion.
- Total shareholder return (TSR) over the last 3 years was 23.6% compared to an average 16.4% for the core competitors listed in the table on page 12. However, more recent TSR comparisons indicate better absolute and relative performance against the same group, with TSR over the last 2 years of 16.9% versus 2.3% and a decline of 6.9% versus a 20.8% decline for these competitors in 2007.

Our primary compensation element is an annual incentive award that is delivered in a mix of cash and equity. The Compensation Committee believes that because the amount of total incentive compensation awarded is based on several integrated performance criteria, a significant set of performance requirements is already embedded in the entire incentive amount. Once the incentive amount is decided, what remains is determining the mix between cash and equity awards. Equity awards are granted in lieu of cash to tie the value of incentive compensation to the Firm's long-term performance and stock price and to add the risk of forfeiture if the executive does not remain with the company.

Also, the Compensation Committee looks for sustained performance at the highest levels and across multiple factors. In light of the performance results achieved in 2007, the Compensation Committee believes that the overall level of compensation was appropriate and well aligned with both the short- and longer-term performance of the Firm.

Compensation program

Shareholders should expect the Firm to use its compensation resources wisely and resourcefully to build long-term value creation. We believe that our compensation philosophy and program approach are consistent with this expectation. The success of our compensation program should be measured by the long-term performance of JPMorgan Chase since the program is intended to reinforce strong and sustainable financial performance, operational discipline and shareholder value creation.

Elements of executive compensation

The key components of our executive compensation program operate in concert to deliver the appropriate level of total compensation. We believe that the mix of cash and equity compensation and the balance of current and long-term incentives help achieve the Firm's objectives. Current compensation includes base salary and the cash portion of annual incentive compensation. Long-term compensation includes the equity portion of annual incentive compensation and any periodic equity awards. The Firm minimizes the use of perquisites and generally does not provide dues for private clubs, car allowances, financial planning, tax gross-ups and similar executive perquisites. The CEO is required to use Firm aircraft and automobiles whenever feasible for business and personal travel and the Firm augments other security measures for the CEO. A list of the compensation and benefits elements as they relate to senior executives of the Firm is found in the following table.

Compensation element	*Description*	*Other features*
Base salary	On average less than 5% of total compensation for members of the Operating Committee. Provides a measure of certainty and predictability to meet certain living and other financial commitments.	Reviewed annually and subject to increase if, among other reasons, the executive acquires material additional responsibilities, or the market changes substantially.
Annual incentive compensation	Performance based incentive which can vary significantly from year to year. The cash portion is paid and the equity portion is awarded in January following the performance year. The equity portion is awarded in the form of RSUs determined by a formula representing a portion of the entire incentive award – for 2007, RSUs for the Operating Committee represented at least 50% of their incentive award.	50% of the RSU portion of the award vests on the second anniversary of the grant and 50% vests on the third anniversary of the grant. Shares received upon vesting are subject to the 75% retention requirement described at page 13.
Periodic equity awards	Periodically the Firm grants special equity awards to select senior officers to reward and encourage leadership, including awards in 2007 made in the form of stock appreciation rights to be settled in shares only.	Become exercisable ratably on each of the first five anniversaries of grant and must be held for at least 5 years after the grant. Shares received upon exercise are subject to the 75% retention requirement described at page 13.
Deferred compensation	Senior executives can voluntarily defer up to the lesser of 90% of their annual cash incentive or $1,000,000.	Beginning in 2005 a lifetime $10,000,000 cap on future cash deferrals was instituted. Deferred amounts are credited to various unfunded hypothetical investment options, generally index funds, at the executive's election.
Pension and retirement	Firm-wide qualified cash balance pension plan based on first $225,000 of base salary only (in 2007). Non-qualified excess pension plan based on base salary in excess of $225,000 up to $1 million. Voluntary 401(k) plan.	Incentive awards not eligible for pension credits. Officers with a base salary and cash incentives equal to or greater than $250,000, including all Operating Committee members, receive no Firm matching contribution in the 401(k) plan. Paid in lump sum or annuity following retirement.
Health and Welfare benefits	Firm-wide benefits such as life insurance, medical and dental coverage, and disability insurance.	No special programs for senior executives. In medical and dental plans, the higher the employee's compensation, the higher the employee's portion of the premium.
Severance plan	Firm-wide severance pay plan providing up to 65 weeks of base salary, based on years of service. Benefits paid in periodic installments following termination of employment, contingent on release of claims and restrictive covenants.	Continued eligibility for certain welfare plan benefits during severance pay period.

Philosophy and approach

Our long-term success as a premier financial services firm depends in large measure on the talents of our employees. Our compensation system plays a significant role in our ability to attract, retain and motivate the highest quality workforce. The principal underpinnings of that system are an acute focus on performance, shareholder alignment, a sensitivity to the relevant market place, and a long-term orientation.

Performance – For senior level employees, a significant portion of compensation should be, and is, variable, and the Firm seeks real differentiation in compensation among our most senior employees based on their accomplishments.

As a general matter, in assessing performance, we consider:

- Performance of the individual employee, the relevant line of business, and the Firm as a whole.
- Performance that is based on measurable and sustained financial results through the business cycle.
- Performance that is both relative and absolute, in that each year's performance is compared not just to our own prior performance or achievement of current goals, but also to appropriately chosen comparison companies that compete in similar markets and provide similar financial products and services. Those comparison companies are disclosed below under the discussion of our relevant market place.

The performance criteria we use include a robust set of quantitative and qualitative factors focused on financial performance, management effectiveness, growth, people development and risk/control management. While specific factors will differ from business to business and function to function, among the most important factors that commonly apply are:

Quantitative criteria

- Operating earnings
- Credit and risk management
- Revenue growth
- Expense management
- Contribution across business lines
- Return on capital
- Investing for growth – business expansion and technology
- Improving client satisfaction
- Executing other major projects
- Improving operational efficiency
- Capital and liquidity management

Qualitative criteria

- Quality of earnings
- Establishing, refining and executing long-term strategic plans
- Achieving and maintaining market leadership positions in key businesses
- Attracting, developing and retaining highly effective and diverse leaders
- Executing acquisition integration tasks
- Building an inclusive culture
- Thinking beyond your own business
- Maintaining compliance and controls
- Protecting the integrity and reputation of the Firm
- Supporting the Firm's values
- Supporting and strengthening the communities we serve worldwide

The Compensation Committee considers these factors in total. While our approach is disciplined, it is not formulaic. We rely on our business judgment to determine the most appropriate compensation to recognize the contributions and potential of our leaders. In view of the wide variety and complexity of factors considered in connection with its evaluation of the Firm, business and individual executive performance, the Compensation Committee does not find it useful, and does not attempt, to rank or otherwise assign relative weight to these factors. Executive performance must be sustained at the highest levels over multiple time periods, and superior performance must be achieved across multiple factors to be considered outstanding. In considering the factors described above, individual members of the Compensation Committee and the Board of Directors may have given different weight to different factors.

Shareholder-alignment – We believe that an ownership stake in the Firm best aligns our employees' interests with those of our shareholders. Our compensation programs are designed to annually deliver a meaningful portion of total compensation in equity to employees who can have the greatest impact on the bottom line and to increase the significance to our most senior employees of the equity portion of their compensation to strengthen their alignment with shareholders. JPMorgan Chase pays a larger portion of our executive compensation in equity-based long-term incentives when compared to many in our comparison group companies. Employees whose incentive compensation is $20,000 receive 10% in the form of RSUs. The percentage awarded as RSUs increases as compensation increases. That enhanced alignment to shareholder interests is deliberate and focuses executive activities and decisions on those areas that increase shareholder value. We further believe that competitive, annual equity awards subject to multi-year vesting and termination/forfeiture provisions effectively emphasize the long-term view of our business and bolster the retention of our top talent.

Relevant market place – We operate in a very competitive market for talent. We use comparison groups, or benchmarking, to understand market practices and trends, to evaluate the competitiveness of our programs and to assess the efficiency of these programs. Each of our lines of business operates under our overall compensation framework, but uses compensation programs appropriate to its competitive environment. Given the diversity of our businesses, our global operations and the complexity of the products and services we provide, our comparison group is also diverse, global and complex. As a result, the Compensation Committee reviews actual compensation levels, generally from public data, for companies that either directly compete with us for business and/or talent or are global organizations with similar scope, size or other characteristics to JPMorgan Chase. The Compensation Committee did not engage the services of a compensation consultant in 2007. Comparative compensation data was provided to the Compensation Committee by the Executive Compensation unit of Corporate Human Resources.

Accordingly, our businesses generally benchmark against direct business competitors, while functional areas benchmark against a blend of financial services and large, globally integrated businesses. We view benchmarking as important for an understanding of the market, but we use market factors to inform, not override, our focus on pay for performance. Each element of executive compensation is combined for comparison purposes using a total compensation approach, but the Compensation Committee does not attempt to mirror any particular company's approach to delivering compensation. Assessments are then made between comparison company compensation and JPMorgan Chase's total compensation with an additional assessment of our mix of compensation between base salary, annual cash incentives and long-term incentives (annual and periodic grants). Because we view our executive officers as highly talented executives capable of rotating among the leadership positions of our businesses and key functions, we also place importance on the internal pay relationships among members of our Operating Committee.

The core comparison companies are:

Company	*CEO, CFO and Functional Staff*	*Investment Bank*	*Asset Management*	*Retail Financial Services*	*Card Services*	*Commercial Banking*	*Treasury & Securities Services*
American Express	✓				✓		
Bank of America	✓	✓	✓	✓	✓	✓	✓
Citi	✓	✓	✓	✓	✓	✓	✓
Goldman Sachs	✓	✓	✓				
Lehman Brothers	✓	✓	✓				
Merrill Lynch	✓	✓	✓				
Morgan Stanley	✓	✓	✓				
Wachovia	✓			✓		✓	✓
Wells Fargo	✓			✓	✓	✓	

Additional comparison companies are:

CEO, CFO and Functional Staff: Bear Stearns, Credit Suisse, Deutsche Bank and UBS. For functional heads we also review relevant positions at the following large multinational companies: Dupont, General Electric, HP, IBM, Johnson & Johnson, Merck, 3M, Procter & Gamble, Time Warner and Walt Disney.

Investment Bank: Bear Stearns, Credit Suisse, Deutsche Bank and UBS.

Asset Management: Credit Suisse, Deutsche Bank and UBS. We also review Alliance Capital, Blackrock, Eaton Vance, Franklin Templeton Investments, Legg Mason, Federated Investors, Northern Trust, Nuveen Investments, Putnam Investments, Schroders, T. Rowe Price, US Trust and Wellington Management.

Retail Financial Services: Countrywide Financial and Washington Mutual.

Card Services: Capital One, Discover, HSBC and Washington Mutual.

Commercial Banking: Fifth Third, Key Corp. and SunTrust.

Treasury & Securities Services: ABN Amro, Bank of New York Mellon, State Street and Northern Trust.

Long-term orientation – We strive for a long-term orientation both in the way we assess performance and in the way we structure compensation. The aim of our compensation programs and policies is to motivate all employees at JPMorgan Chase to attain strong and sustained performance, both on an absolute and relative basis. We achieve this through processes and tools that are clear, transparent and effective at driving behaviors that expand the depth and breadth of our positive impact on clients. Our goal is to significantly differentiate executive compensation through the annual compensation process and through periodic equity awards to appropriately recognize outstanding performance.

Certain features of our compensation programs are targeted to help us achieve individual objectives, and other elements help us achieve multiple objectives simultaneously. Our vesting periods for stock awards generally provide that one-half vests after two years and the balance vests after three years. As a result of these awards, employees share the same interest in the Firm's long-term success as other shareholders, and we believe that such ownership is a positive factor in retaining key employees. We also use these features to focus executives across all lines of business on longer-term strategy and the overall results of the Firm, particularly at more senior levels where executives can have a greater influence on our long-term success.

Compensation review processes

Compensation of Operating Committee members depends not only on how they as individuals perform, but also on how the Firm as a whole performs. We assess their specific performance based on short-, medium- and longer-term objectives tailored to specific lines of business and functional areas.

Our disciplined compensation processes involve a series of reviews and assessments by successive levels of management within lines of business, the Operating Committee, the CEO, the Compensation Committee and the Board of Directors. The CEO presents his assessment of individual performance and a recommended set of compensation actions for the other Operating Committee members to the Compensation Committee for their consideration. The CEO does not make any recommendation regarding his own compensation. The Compensation Committee discusses the CEO's compensation entirely in their independent executive session and seeks full Board ratification of their determinations. No member of the Operating Committee other than the CEO has a role in making a recommendation to the Compensation Committee as to the compensation of any member of the Operating Committee.

Compensation governance practices

The Firm and Compensation Committee also rely on other governance practices summarized below in seeking appropriate decisions and shareholder aligned outcomes.

Authorities and responsibilities – In addition to approving compensation for Operating Committee members, the Compensation Committee approves the formula, pool calculation and performance goals for the Key Executive Performance Plan as required by Section 162(m) of the Internal Revenue Code (KEPP), reviews line of business total incentive accruals versus performance throughout the year, approves final aggregate incentive funding, and approves total equity grants under the Firm's long-term incentive plan and the terms and conditions for each type of award. The Compensation Committee has delegated authority to the Director Human Resources to administer the compensation and benefits programs. The Director Human Resources, with concurrence of an Operating Committee member, may approve awards under the Firm's long-term incentive plan to prospective hires and to current officers who are not Section 16 officers for retention purposes.

Bonus recoupment policy – In 2006, we formalized a bonus recoupment policy that enables us to recover previous incentives paid to executives in the event those incentives were the result of misconduct that leads to a material restatement of financial information. This policy can be found on our Web site at www.jpmorganchase.com under Governance.

Deductibility of executive compensation – To maintain flexibility in compensating executive officers, the Compensation Committee does not require all compensation to be awarded in a tax-deductible manner, but it is their intent to do so to the fullest extent possible and consistent with overall corporate goals. To that end, shareholders have approved KEPP, which covers all executive officers, including the Named Executive Officers, and their annual cash incentive awards and RSUs are delivered under the plan.

A proposal has been included on page 30 of the proxy statement recommending reapproval of KEPP.

Equity grant practices – Equity grants are awarded as part of the annual compensation process, as periodic long-term awards and as part of employment offers for new hires. In each case, the grant price is the average of the high and the low prices of JPMorgan Chase common stock on the grant date. Grants made as part of the annual compensation process are generally awarded in January after earnings are released and generally in the form of RSUs. RSUs carry no voting rights; however, dividend equivalents are paid on units at the time actual dividends are paid on shares of JPMorgan Chase common stock. Stock options granted by Bank One in 2002 and earlier included a feature that provided for the issuance of restorative options that will remain in effect until expiration of the original option. The Firm no longer grants options with restoration rights. The Firm prohibits repricing of stock options and SARs.

A proposal has been included on page 26 of the proxy statement recommending an amendment to the 2005 Long-Term Incentive Plan to extend the term and increase the number of shares available under the plan.

Continued equity ownership – Our policies require share ownership for directors and executive officers and encourage continued ownership for others. Senior executives are expected to establish and maintain a significant level of direct ownership. Mr. Dimon and other members of the Operating Committee and the Executive Committee (a management committee of 48 senior executives that includes members of the Operating Committee) are required to retain at least 75% of the shares they receive from equity-based awards, including options, after deduction for option exercise costs and taxes. In January 2008, certain executives received more than 50% of their incentive compensation in the form of RSUs. The retention requirement will not apply to the excess over 50% when such RSUs vest.

Shareholdings of directors and executive officers are shown in the table at page 8.

Compensation of the Named Executive Officers

Overview of performance – The Compensation Committee reviewed 2007 performance against results for previous years and determined that we performed well on key operating metrics. Our actual results compared to our 2006 and 2005 results on several metrics were as follows:

(dollars in millions except per share data)

Business	*Performance metric*	*2007*	*2006*	*2005*
Firm-wide	Net Revenue	$71,372	$61,999	$54,248
	Net Income (1)	$15,365	$13,649	$8,254
	EPS (Fully Diluted) (1)	$4.38/share	$3.82/share	$2.32/share
	ROE - GW (1)(2)	21%	20%	13%
	Tier 1 Capital Ratio	8.4%	8.7%	8.5%
Investment Bank	Net Revenue	$18,170	$18,833	$15,110
	Net Income	$3,139	$3,674	$3,673
	ROE	15%	18%	18%
Asset Management	Net Revenue	$8,635	$6,787	$5,664
	Net Income	$1,966	$1,409	$1,216
	ROE	51%	40%	51%
	Pretax Margin	36%	33%	33%
Retail Financial Services	Net Revenue	$17,479	$14,825	$14,830
	Net Income	$3,035	$3,213	$3,427
	ROE	19%	22%	26%
Card Services	Net Revenue	$15,235	$14,745	$15,366
	Net Income	$2,919	$3,206	$1,907
	ROE	21%	23%	16%
Commercial Banking	Net Revenue	$4,103	$3,800	$3,488
	Net Income	$1,134	$1,010	$951
	ROE	17%	18%	28%
Treasury & Securities Services	Net Revenue	$6,945	$6,109	$5,539
	Net Income	$1,397	$1,090	$863
	ROE	47%	48%	57%
	Pretax Margin	32%	28%	24%

Note: All data presented on a reported basis except for Card Services which is presented on a managed basis.

1 From continuing operations.

2 Return on equity net of goodwill.

Compensation actions – The following table shows salary in 2007 and annual incentive compensation awarded in January 2008 for 2007 performance which reflects the Compensation Committee's view of its annual compensation actions for 2007. The table also shows periodic equity awards granted in January 2008 that are separate from annual compensation. The Summary compensation table (SCT) required by the SEC is at page 16.

Annual and periodic compensation

		Annual compensation					*Periodic equity awards*
			Incentive compensation				
Name and principal position	*Year*	*Salary ($) (1)*	*Cash ($)*	*RSUs ($)*	*Total ($)*	*Change from prior year (%)*	*Special SARs (#) (2)*
James Dimon	2007	$1,000,000	$14,500,000	$14,500,000	$30,000,000	11%	2,000,000
Chairman and CEO	2006	1,000,000	13,000,000	13,000,000	27,000,000		0
Michael J. Cavanagh	2007	500,000	3,750,000	3,750,000	8,000,000	23	300,000
Chief Financial Officer	2006	500,000	3,000,000	3,000,000	6,500,000		200,000
Steven D. Black	2007	400,000	4,900,000	14,700,000	20,000,000	(5)	400,000
Co-CEO Investment Bank	2006	400,000	10,300,000	10,300,000	21,000,000		0
James E. Staley	2007	400,000	8,800,000	8,800,000	18,000,000	64	400,000
CEO Asset Management	2006	400,000	5,300,000	5,300,000	11,000,000		0
William T. Winters (3)	2007	564,379	4,900,000	14,700,000	20,164,379	(5)	400,000
Co-CEO Investment Bank	2006	519,150	10,300,000	10,300,000	21,119,150		0

1 The base salaries for Messrs. Black and Staley were increased from $400,000 to $500,000 effective February 1, 2008, based on the Compensation Committee's internal equity review of Operating Committee salaries.

2 The Compensation Committee awarded special Stock Appreciation Rights (SARs) to the CEO, CFO and other Named Executive Officers effective January 22, 2008, at a grant price of $39.83 which were not part of regular annual compensation. The terms of the SARs are described under Periodic equity awards on page 16.

3 Mr. Winters is located in London and his annual salary is designated as £282,400, paid monthly. The blended applicable spot rate used to convert Mr. Winters' salary to U.S. dollars on the twelve monthly payroll dates in 2007 was 1.999 and in 2006 was 1.838 U.S. dollars per pound sterling respectively.

The above table is presented to show how the Compensation Committee viewed compensation actions, but it differs substantially from the SCT required by the SEC and is not a substitute for the information required by the SCT on page 16.

The SCT shows compensation information in a format required by the SEC. One major difference between the SCT and this 2007 table is that the Stock awards and Option awards columns in the SCT report the expense recognized for financial statement reporting purposes with respect to 2007 in accordance with SFAS 123R and applicable SEC rules. The above table includes for 2007 equity grants made in January 2008 for the 2007 performance year but excludes grants made in 2007 for performance years prior to that. The SCT, on the other hand, includes all or part of equity grants made in a number of different years based on the amounts we expensed for accounting purposes during 2007. Also, due to the Firm's adoption of SFAS 123R on January 1, 2006, the accounting treatment of equity awards varies substantially among our Named Executive Officers, depending upon their eligibility for vesting of equity awards as described in note 2 to the SCT.

CEO compensation – Mr. Dimon's performance for 2007 was reviewed and evaluated by the Compensation Committee and the Board as described below. These reviews focused on a number of criteria, both quantitative and qualitative, including several key quantitative criteria highlighted in the table on page 11.

The Compensation Committee also reviewed our performance relative to the comparison group, as indicated on page 12, over one, two and three-year time frames. The Compensation Committee concluded that we had achieved strong performance relative to the financial services companies in the comparison group in the current year and two-year time frames that represented Mr. Dimon's tenure as CEO.

The Compensation Committee considered our second consecutive year of a record level of earnings and revenue, particularly in a difficult environment while building credit reserves by $2.3 billion to $10.1 billion and maintaining a strong Tier 1 capital ratio of 8.4%. Additionally, the Compensation Committee focused on the fact that we continued to invest in all businesses. In addition to the investments noted below in our Investment Bank and Asset Management businesses, other investments included adding more than 2,000 personal bankers and opening 127 new branch offices in Retail Financial Services, marketing and reward programs in Card Services, new offices inside and outside the United States in Commercial Banking and business acquisitions and enhancements of technology in Treasury & Securities Services. The Compensation Committee also noted Mr. Dimon's close attention to risk management. He continues to skillfully lead the Firm through a very challenging financial and credit environment and enhanced the Firm's leadership with the hiring of the CEO of Card Services and the Chief Risk Officer.

As a result of this performance, the Board approved an annual incentive of $29 million for Mr. Dimon. This incentive, in addition to his salary, produced total annual compensation of $30 million, which represents an 11% increase from 2006. (See the table above for the Compensation Committee's view of annual compensation actions and differences from the Summary compensation table.)

Other Named Executive Officers' compensation – As the CFO of the Firm, Mr. Cavanagh's incentive compensation for 2007 was affected by the Firm's overall attainment of the financial results described above, including record revenues and earnings for the second consecutive year. The Compensation Committee also recognized his role in ensuring that necessary discipline was in place to assist the lines of business in planning and achieving their financial objectives, as well as the significant role he played with respect to the Firm's management of risk, financial controls and compliance. The Firm maintained a strong capital ratio and strong liquidity throughout the year. As a result of these considerations, Mr. Cavanagh's 2007 compensation increased 23% from 2006.

Messrs. Black and Winters are co-heads of the Investment Bank, and their compensation is based upon the performance of their business unit as well as upon the overall performance of the Firm. The financial performance of the Investment Bank declined slightly from the prior year with revenues down 4% and net income down 15%. Results for the year included the effect of mark-downs on leveraged loans and subprime mortgage assets. However, the Investment Bank also had record advisory fees and record results in fixed income and equity markets. Additionally, good progress was made on three key areas of focus in 2007 which will continue as a focus in 2008: growth initiatives including build-out of commodities, emerging markets and Asia; and managing the business with discipline. The Compensation Committee concluded that the overall performance of the Investment Bank was quite good on a relative basis in a difficult environment, but satisfactory on an absolute basis. Considering the balance of both absolute and relative financial performance and progress on key initiatives, Messrs. Black's and Winters' compensation was reduced by 5% from 2006 (as reflected in the table above). Also, for all members of the senior management team in the Investment Bank, including Messrs. Black and Winters, the percentage of incentive compensation awarded as RSUs rather than cash was increased to 75% from 50% for this year's grant to increase the proportion of their compensation directly tied to the Firm's share price performance.

Mr. Staley is head of our Asset Management business, and his compensation is also based upon the performance of his business unit as well as upon the overall performance of the Firm. The financial performance of the Asset Management unit included record net income and revenue, increasing by 40% and 27%, respectively, from the prior year. Assets under management grew by 18%, driven substantially by new inflows. Additionally, Mr. Staley oversaw significant investments in the business, including the addition of over 200 client advisors, the establishment of more than 100 new funds, and the continued expansion outside the United States, including China. He also exceeded the business target goal of a 35% pretax margin. These results reflected significant increases from 2006. Additionally, the Compensation Committee believed that the performance in 2007 reflected the successful execution of business planning and development that extended over a period of years. As a result, Mr. Staley received a 64% increase in total compensation from 2006 (as reflected in the table above).

For each of Messrs. Black, Staley and Winters, the Compensation Committee also considered comparative compensation data and desired to move their compensation closer to the level of key competitors.

Periodic equity awards – In January 2008, the Named Executive Officers were awarded periodic equity awards in the form of stock settled SARs which were separate from annual compensation and are intended to further motivate the executives to focus on the Firm's long-term success by providing greater ownership opportunity and to reinforce the partnerships that will help produce that success. SARs were awarded rather than RSUs to provide a compensation opportunity based solely on increases in the share price from the date of grant.

Mr. Dimon was awarded 2,000,000 special SARs that are not part of his regular annual compensation and will not be awarded on a regularly recurring basis. In making this special grant, the Board considered the importance of Mr. Dimon's continuing, long-term stewardship in realizing the Firm's potential as a premier financial institution and the extremely competitive environment for leadership talent. These are the first options awarded to Mr. Dimon since he became the Firm's CEO at the start of 2006. The terms of the grant are distinct from, and more restrictive than, other equity grants regularly awarded by the Firm. These options, which have a ten-year term, will become exercisable no earlier than January 22, 2013, or five years after the effective date of January 22, 2008 (the Effective Date). Moreover, the number of options that will become exercisable (ranging anywhere from none to the full 2,000,000 options granted) and their exercisability date or dates will be determined by the Compensation Committee, subject to ratification by the Board, based on an assessment of the performance of Mr. Dimon and the Firm. That assessment will be made by the Compensation Committee in the year prior to the fifth anniversary of the Effective Date, relying on such factors that in its sole discretion the Compensation Committee deems appropriate. Any remaining options not deemed exercisable will be canceled.

Messrs. Cavanagh, Black, Staley and Winters were awarded a periodic equity award in the form of SARs as shown in the above table. These SARs will become exercisable 20% per year over the five-year period from the date of grant. All shares obtained upon exercise must be held until the fifth year and thereafter become subject to the Firm's 75% retention requirement.

Executive compensation tables

The following tables and related narratives present the compensation for our Named Executive Officers in the format specified by the SEC.

I. Summary compensation table (SCT)

Name and principal position	*Year*	*Salary ($)*	*Bonus ($)* (1)	*Stock awards ($)* (2)	*Option awards ($)* (2)(3)	*Change in pension value and nonqualified deferred compensation earnings ($)* (4)	*All other compensation ($)* (5)	*Total ($)*
James Dimon	2007	$1,000,000	$14,500,000	$10,666,688	$ 1,243,055	$ 31,202	$356,330	$27,797,275
Chairman and CEO	2006	1,000,000	13,000,000	7,165,705	17,353,321	46,445	487,858	39,053,329
Michael J. Cavanagh	2007	500,000	3,750,000	2,183,370	1,846,952	6,017	–	8,286,339
Chief Financial Officer	2006	500,000	3,000,000	1,407,365	2,221,760	23,380	–	7,152,505
Steven D. Black	2007	400,000	4,900,000	14,637,594	912,426	14,435	–	20,864,455
Co-CEO Investment Bank	2006	400,000	10,300,000	17,499,603	1,416,564	18,974	–	29,635,141
James E. Staley	2007	400,000	8,800,000	6,795,979	651,733	99,852	–	16,747,564
CEO Asset Management	2006	400,000	5,300,000	9,447,546	940,992	179,060	–	16,267,598
William T. Winters (6)	2007	564,379	4,900,000	14,631,761	912,426	190,778	–	21,199,344
Co-CEO Investment Bank	2006	519,150	10,300,000	17,626,693	1,722,349	160,362	–	30,328,554

1 Includes amounts awarded, whether paid or deferred. We award annual cash incentives under a shareholder-approved plan designed to permit JPMorgan Chase to deduct the compensation paid. The plan allows the Compensation Committee substantial discretion, which the Compensation Committee uses consistently in establishing compensation following the completion of a fiscal year. Accordingly, we report amounts paid under this plan as "bonus" and not "non-equity incentive compensation".

2 The Firm's accounting for employee stock-based incentives is described in Note 10 to the Firm's financial statements in the 2007 Annual Report, including how the Firm recognizes compensation expense pursuant to SFAS 123R for equity awards granted to employees eligible for continued vesting under specific age and service or service-related provisions (full career eligible employees). Generally, such expenses will be recognized over an award's stated service period for employees who are not so eligible, or from the grant date until the eligibility date for employees who will become so eligible before the end of the stated service period. For full career eligible employees, the Firm accrues during the performance year the estimated cost of stock awards expected to be granted at the next January grant date.

3 Includes the following amounts recognized for restorative options issued in 2006 to Messrs. Dimon and Cavanagh under options originally granted under Bank One programs in 2002 and earlier: Mr. Dimon, $10,772,495 and $2,893,087 for a total of $13,665,582; and Mr. Cavanagh, $133,240 and $579,805 for a total of $713,045. The issuance of such options did not require Board approval and was not discretionary, but was as a result of their exercise of previously granted options with restoration terms. Stock options granted by Bank One in 2002 and earlier included a feature that provided for the issuance of options, called restorative options, upon exercise of the original option and upon later exercise of the restorative options. The restorative feature allows a grantee who exercises a stock option during the grantee's employment, and who pays the exercise price with shares of the Firm's common stock held for at least six months, to receive a restorative option to purchase the number of shares of common stock used to pay the exercise price and, for new options granted in 2001 and 2002, tax withholding obligations related to the option exercise. Restorative options become exercisable six months after issuance. The expiration date of a restorative option is the expiration date of the original stock option to which it relates, and the exercise price, is equal to the closing price of the Firm's common stock on the date prior to the date the restorative option is issued. Restorative options enable the holder to exercise an option while retaining after the exercise the same potential gain as if the original option had been held to maturity. The total number of shares issued under an option with a restorative feature never exceeds the number covered by the original grant.

4 For 2007, amounts shown include the aggregate change in the actuarial present value of the accumulated benefits under all defined benefit and actuarial pension plans (including supplemental plans) from December 31, 2006, to December 31, 2007: Mr. Dimon, $31,202; Mr. Cavanagh, $6,017; Mr. Black, $14,435; Mr. Staley, $99,852; and Mr. Winters, $10,238. Amounts shown also include earnings during 2007 in excess of 120% of the applicable federal rate on deferred compensation balances where the rate of return is not calculated in the same or in a similar manner as earnings on hypothetical investments available under the Firm's qualified plans: Mr. Winters, $180,540.

For 2006, amounts shown include the aggregate change in the actuarial present value of the accumulated benefits under all defined benefit and actuarial pension plans (including supplemental plans) from December 31, 2005, to December 31, 2006: Mr. Dimon, $46,445; Mr. Cavanagh, $23,380; Mr. Black, $18,974; Mr. Staley $179,060; and Mr. Winters, $42,653. Amounts shown also include earnings during 2006 in excess of 120% of the applicable federal rate on deferred compensation balances where the rate of return is not calculated in the same or in a similar manner as earnings on hypothetical investments available under the Firm's qualified plans: Mr. Winters, $117,709.

5 The following table describes each component of the All other compensation column:

All other compensation

Name	*Personal use of aircraft ($)*	*Personal use of cars ($)*	*Security protection ($)*	*Other ($)*	*Total ($)*
James Dimon	$211,182	$68,019	$74,964	$2,165	$356,330

In connection with the merger with Bank One Corporation, certain executives residing in Chicago relocated their place of business to New York, including Mr. Dimon. Mr. Dimon and his family resided in Chicago at the time of the merger and planned to keep Chicago as their home while their children completed high school. Mr. Dimon also continued to work in Chicago a portion of his time. The family relocated to New York during 2007. Although the Firm believes that most of Mr. Dimon's travel between Chicago and New York would properly be characterized as business, all of such flights have been treated as personal commutation and $115,843 is included in the above table for such flights. The Firm does not reimburse taxes associated with imputed income arising out of the personal use of company aircraft or cars.

Incremental costs are determined as follows:

– Aircraft: operating cost per flight hour for the aircraft type used developed by an independent reference source, including fuel, fuel additives and lubricants; landing and parking fees; crew expenses; small supplies and catering; maintenance labor and parts; engine restoration costs; and a maintenance service plan.

– Cars: annual lease valuation of the assigned car; annual insurance premiums; fuel expense; estimated annual maintenance; and annual driver compensation, including salary, overtime, benefits and bonus. The resulting total is allocated between personal and business use based on mileage.

– Security: direct expenditures by the Firm.

– Other: includes $1,098 for the cost of life insurance premiums paid by the Firm; this amount is for basic life insurance coverage equal to one times salary. Also includes $1,067 for the cost of non-business meals based on the estimated cost of comparable meals in local restaurants.

6 Mr. Winters is located in London and his annual salary is designated as £282,400, paid monthly. The blended applicable spot rate used to convert Mr. Winters' salary to U.S. dollars on the twelve monthly payroll dates in 2007 was 1.999 and in 2006 was 1.838 U.S. dollars per pound sterling respectively.

II. 2007 Grants of plan-based awards (1)

The following table shows grants of plan-based awards during 2007. The only such grants made to the Firm's Named Executive Officers were stock awards in the form of RSUs granted on January 18, 2007, related to 2006 performance.

			Stock awards	Option awards		
Name	***Grant date***	***Approval date***	***Number of shares of stock or units (#)*** (2)	***Number of securities underlying options (#)***	***Exercise price ($/Sh)***	***Grant date fair value ($)***
James Dimon	1/18/2007	1/16/2007	269,431	0	N/A	$13,000,000
Michael J. Cavanagh	1/18/2007	1/16/2007	62,177	0	N/A	3,000,000
Steven D. Black	1/18/2007	1/16/2007	213,472	0	N/A	10,300,000
James E. Staley	1/18/2007	1/16/2007	109,845	0	N/A	5,300,000
William T. Winters	1/18/2007	1/16/2007	213,472	0	N/A	10,300,000

1 This table reflects the same information as was in our proxy statement dated March 30, 2007, as it had been our practice to include in this table grants of plan-based awards made in January in respect of the prior year's performance. Effective January 22, 2008, the Compensation Committee granted RSU awards as part of the 2007 annual incentive compensation and stock-settled SARs as part of a special grant of periodic equity awards. Because these awards were granted in 2008, they do not appear in this table, which is required to include only awards actually granted during 2007. These awards are reflected in the "Annual and periodic compensation" table on page 14.

2 The RSUs vest in two equal installments on January 18, 2009 and 2010. Each restricted stock unit represents the right to receive one share of common stock on the vesting date and non-preferential dividend equivalents, payable in cash, equal to any dividends paid during the vesting period. RSUs have no voting rights.

III. Outstanding equity awards at fiscal year-end 2007

The following table shows the number of shares of the Firm's common stock underlying (i) exercisable and unexercisable stock options and SARs and (ii) RSUs that have not yet vested held by the Firm's Named Executive Officers on December 31, 2007.

	Option awards					Stock awards		
Name	***Number of securities underlying unexercised options: # exercisable*** (1)	***Number of securities underlying unexercised options: # unexercisable*** (1)	***Option exercise price ($)***	***Option expiration date***	***Option grant date*** (2)	***Number of shares or units of stock that have not vested (#)***	***Market value of shares or units of stock that have not vested ($)*** (1)	***Stock award grant date*** (2)
James Dimon	660,000	-	$29.9621	8/15/2009	8/15/2003 (a)	-		
	641,156	-	28.8636	3/27/2010	4/23/2001 (b)	-		
	462,000	-	31.2197	4/16/2012	4/16/2002 (c)	-		
	1,223,330	-	30.0606	3/27/2010	7/21/2003 (b)	-		
	231,725	-	42.6200	2/9/2011	4/20/2006 (b)	-		
	862,835	-	42.6200	3/27/2010	4/20/2006 (b)	321,963		1/19/2006 (d)
	300,240	300,241	37.4700	1/20/2015	1/20/2005 (d)	269,431		1/18/2007 (d)
Total awards (#)	4,381,286	300,241				591,394	$25,814,348	
Market value of in-the-money options ($)	$43,864,402	$1,855,489						
Michael J. Cavanagh	99,000	-	$29.9621	8/15/2009	8/15/2003 (a)	-		
	53,350	-	23.1061	5/1/2010	5/1/2000 (c)	-		
	13,200	-	31.2197	4/16/2012	4/16/2002 (c)	-		
	34,804	-	39.1700	5/1/2010	11/15/2004 (b)	-		
	43,542	-	45.3800	4/16/2012	5/1/2006 (b)	-		
	10,006	-	45.3800	5/1/2010	5/1/2006 (b)	-		
	-	200,000	37.4700	1/20/2015	1/20/2005 (e)	16,347		1/20/2005 (d)
	-	250,000	34.7800	10/20/2015	10/20/2005 (e)	44,718		1/19/2006 (d)
	-	200,000	46.7900	10/19/2016	10/19/2006 (e)	62,177		1/18/2007 (d)
Total awards (#)	253,902	650,000				123,242	$5,379,513	
Market value of in-the-money options ($)	$2,771,121	$3,453,500						

Name	Option awards: Number of securities underlying unexercised options: # exercisable [1]	Number of securities underlying unexercised options: # un-exercisable [1]	Option exercise price ($)	Option expiration date	Option grant date [2]	Stock awards: Number of shares or units of stock that have not vested (#)	Market value of shares or units of stock that have not vested ($) [1]	Stock award grant date [2]
Steven D. Black	120,958	-	$49.6042	4/27/2010	4/27/2000 (f)	-		
	29,286	-	51.2200	1/18/2011	1/18/2001 (f)	-		
	292,855	-	51.2200	1/18/2011	1/18/2001 (g)	-		
	162,823	-	36.8500	1/17/2012	1/17/2002 (f)	-		
	142,877	-	36.8500	1/17/2012	1/17/2002 (h)	-		
	304,527	-	21.8700	2/12/2013	2/12/2003 (d)	45,303		1/20/2005 (d)
	228,979	-	39.9600	2/11/2014	2/11/2004 (d)	130,574		1/19/2006 (d)
	-	350,000	34.7800	10/20/2015	10/20/2005 (e)	213,472		1/18/2007 (d)
Total awards (#)	1,282,305	350,000				389,349	$16,995,084	
Market value of in-the-money options ($)	$9,556,290	$3,104,500						
James E. Staley	1,883	-	$35.3886	7/15/2008	7/16/1998 (i)	-		
	90,617	-	35.3886	7/15/2008	7/16/1998 (a)	-		
	906	-	36.6808	7/19/2009	7/20/1999 (h)	-		
	126,777	-	36.6808	7/19/2009	7/20/1999 (a)	-		
	1,817	-	36.6808	7/19/2009	7/20/1999 (i)	-		
	92,500	-	36.4527	12/12/2009	12/13/1999 (a)	-		
	106,743	-	51.2200	1/18/2011	1/18/2001 (a)	-		
	175,713	-	51.2200	1/18/2011	1/18/2001 (j)	-		
	76,324	-	36.8500	1/17/2012	1/17/2002 (h)	-		
	152,264	-	21.8700	2/12/2013	2/12/2003 (d)	32,693		1/20/2005 (d)
	131,382	-	39.9600	2/11/2014	2/11/2004 (d)	72,442		1/19/2006 (d)
	-	250,000	34.7800	10/20/2015	10/20/2005 (e)	109,845		1/18/2007 (d)
Total awards (#)	956,926	250,000				214,980	$9,383,877	
Market value of in-the-money options ($)	$6,652,553	$2,217,500						
William T. Winters	1,880	-	$35.3886	7/15/2008	7/16/1998 (i)	-		
	109,120	-	35.3886	7/15/2008	7/16/1998 (a)	-		
	370,000	-	34.6522	1/19/2009	1/20/1999 (g)	-		
	544	-	36.6808	7/19/2009	7/20/1999 (h)	-		
	276,956	-	36.6808	7/19/2009	7/20/1999 (c)	-		
	320,228	-	51.2200	1/18/2011	1/18/2001 (a)	-		
	109,615	-	51.2200	1/18/2011	1/18/2001 (d)	-		
	292,855	-	51.2200	1/18/2011	1/18/2001 (g)	-		
	666,741	-	44.9950	7/2/2011	7/2/2001 (a)	-		
	187,289	-	36.8500	1/17/2012	1/17/2002 (h)	-		
	347,737	-	21.8700	2/12/2013	2/12/2003 (d)	44,836		1/20/2005 (d)
	367,868	-	39.9600	2/11/2014	2/11/2004 (d)	130,574		1/19/2006 (d)
	-	350,000	34.7800	10/20/2015	10/20/2005 (e)	213,472		1/18/2007 (d)
Total awards (#)	3,050,833	350,000				388,882	$16,974,699	
Market value of in-the-money options ($)	$16,384,864	$3,104,500						

1 Value based on $43.65, the closing price per share of our common stock on December 31, 2007.

2 The awards set forth in the table have the following vesting schedule:
- (a) 3 equal installments in years 1, 2 and 3
- (b) Restorative options (but not the original grant to which they relate) vest 100% after 6 months
- (c) 5 equal installments in years 1, 2, 3, 4 and 5
- (d) 2 equal installments in years 2 and 3
- (e) 3 equal installments in years 3, 4 and 5
- (f) 4 equal installments in years 1, 2, 3 and 4
- (g) 100% after 5 years
- (h) 100% after 1 year
- (i) 2 equal installments in years 1 and 2
- (j) 100% after 6 years; were subject to accelerated vesting based on performance criteria

IV. 2007 Option exercises and stock vested table

The following table shows the number of shares acquired and the value realized on (i) the exercise of stock options and (ii) the vesting of RSUs during 2007 for each of the Firm's Named Executive Officers.

The option exercises by Mr. Staley were of options scheduled to expire in 2007. With respect to stock awards, vestings relate to grants made in prior years that vested with the passage of time. Such grants were previously reported in earlier proxy statements for those persons who were Named Executive Officers at the time of grant. The amounts shown as vested for Mr. Winters were deferred and are reflected in Table VI, 2007 Non-qualified deferred compensation.

	Option awards		*Stock awards*	
Name	*Number of shares acquired on exercise (#)*	*Value realized on exercise ($)*	*Number of shares acquired on vesting (#)*	*Value realized on vesting ($)*
James Dimon	-	-	99,757	$4,826,081
Michael J. Cavanagh	-	-	31,080	1,534,886
Steven D. Black	-	-	95,979	4,824,863
James E. Staley	92,500	$2,152,253	54,590	2,744,239
William T. Winters	-	-	106,148	5,336,060

V. 2007 Pension benefits

The table below quantifies the retirement benefits expected to be paid to our Named Executive Officers under the Firm's current retirement plans and plans closed to new participants. The terms of the plans are described below the table. No payments were made under these plans during 2007.

Name	*Plan name*	*Number of years of credited service (#)*	*Present value of accumulated benefit ($)*
James Dimon	Retirement Plan	7	$ 48,441
	Excess Retirement Plan	7	181,284
Michael J. Cavanagh	Retirement Plan	7	41,719
	Excess Retirement Plan	7	85,587
Steven D. Black	Retirement Plan	7	56,917
	Excess Retirement Plan	7	37,397
James E. Staley	Retirement Plan	28	306,001
	Excess Retirement Plan	28	63,546
	Executive Retirement Plan	5	491,230
William T. Winters	Retirement Plan	24	203,863
	Excess Retirement Plan	24	79,223

Retirement Plan – This is a qualified noncontributory U.S. defined benefit pension plan that provides benefits to substantially all U.S. employees. The plan employs a cash balance formula, in the form of pay and interest credits, to determine the benefits to be provided at retirement, based upon eligible salary and years of service. The valuation method and all material assumptions used to calculate the amounts above are consistent with those reflected in Note 9 to the Firm's financial statements in the 2007 Annual Report. Employees begin to accrue plan benefits after completing one year of service, and benefits generally vest after five years of service. Pay credits are equal to a percentage of base salary up to the limit permitted under IRS regulations ($225,000 in 2007), based on years of service (currently 3% to 9%, with certain formulas preserved from heritage company plans of up to 14%). Interest credits generally equal the yield on one-year treasury bills plus one percent (subject to a minimum of 4.5%). Account balances include the value of benefits earned under prior heritage company plans, if any. Benefits are payable as an actuarially equivalent lifetime annuity with survivorship rights (if married) or optionally under a variety of other payment forms, including a single-sum distribution. As of December 31, 2007, the Named Executive Officers were earning the following pay credit percentages: Mr. Dimon, 4%; Mr. Cavanagh, 4%; Mr. Black, 4%; Mr. Staley, 10%; and Mr. Winters, 8%.

Excess Retirement Plan – The purpose of this non-qualified plan is to offer benefits to participants in the Retirement Plan under the same terms and conditions as the Retirement Plan, but reflecting base salary in excess of IRS limits up to $1 million.

Executive Retirement Plan – This plan is closed to new participants. This non-qualified plan was intended to enhance long-term financial security to key members of the executive team. Benefits are equal to a fixed dollar amount credited for each year of participation based on salary grade. Benefits are payable as a lifetime annuity with survivorship rights (if married). Participation was contingent upon the employee entering into an agreement to obtain life insurance, with the Firm as beneficiary following retirement. Benefits are paid unreduced at age 60 to participants who terminate on or after age 55 with at least five years of service.

Present value of accumulated benefits – Present values in the 2007 Pension benefits table are based on certain assumptions, some of which are disclosed in Note 9 to the 2007 Annual Report. Key assumptions include a 6.60% discount rate, RP 2000 combined white-collar mortality projected to 2015, 5.25% cash balance interest crediting rate, and lump sums calculated using a 5.90% interest rate and IRS mortality. We assumed benefits would commence at normal retirement date or unreduced retirement date, if earlier. Benefits paid from the Retirement Plan prior to age 62 were assumed to be paid as single-sum distributions; benefits paid on or after age 62 were assumed to be paid either as single-sum distributions (with probability of 66.7%) or life annuities (with probability of 33.3%). Benefits from the Excess Retirement Plan are paid as single-sum distributions. Benefits from the Executive Retirement Plan were assumed to be paid as life annuities. No death or other separation from service was assumed prior to retirement date.

VI. 2007 Non-qualified deferred compensation

The Deferred Compensation Plan allows eligible participants to defer their annual cash compensation awards on a before-tax basis up to a maximum of $1 million. A lifetime $10 million cap applies to deferrals of cash made after December 31, 2005. No deferral elections have been permitted relative to equity awards since March 15, 2006; elections prior to that date continue through 2008.

Name	*Executive contributions in last fiscal year ($)*	*Firm contributions in last fiscal year ($)*	*Aggregate earnings (loss) in last fiscal year ($)* (1)	*Aggregate withdrawals/ distributions ($)*	*Aggregate balance at last fiscal year end ($)*
James Dimon	$ -	$-	$ 6,779	$-	$ 130,940
Michael J. Cavanagh	-	-	4,107	-	56,158
Steven D. Black	-	-	(595,367)	-	8,027,073
James E. Staley	7,445	-	17,394	-	369,384
William T. Winters	6,436,714 (2)	-	885,764 (3)	-	39,849,600 (3)

1 The Deferred Compensation Plan allows participants to direct their deferrals among several investment choices, including JPMorgan Chase common stock; a proprietary multi-strategy fund; an interest income fund and the JPMorgan Chase general account of Prudential Insurance Company of America; and Hartford funds indexed to fixed income, bond, balanced, S&P 500, Russell 2000 and international portfolios. In addition, there are balances in deemed investment choices from heritage company plans that are no longer open to new deferrals including: Deferred Supplemental Income Benefit/Deferred Income Benefit Award (DSIB/DIBA); Inflation Protection Annuity (IPA); and a private equity alternative.

Investment returns in 2007 for the following investment choices were: Short-Term Fixed Income, 4.58%; Interest Income, 5.78%; Lehman Brothers Aggregate Bond Index, 7.15%; Balanced Portfolio, 6.46%; S&P 500 Index, 5.47%; Russell 2000 Index, (1.58)%; International, 117.41%; Multi-Strategy II, 11.64%; and JPMorgan Chase stock, including dividend equivalents, (6.86)%.

Investment returns for the following investment choices, which are closed to new participants and do not permit new deferrals, are dependent upon the years in which a participant directed deferrals into such investment choices. Of the Named Executive Officers only Mr. Winters had balances in these investment choices and his rates of return were: DSIB/DIBA, 8.21%; Private Equity, 22.03%; and IPA, 7.81%.

The Supplemental Savings and Investment Plan (SSIP) is a heritage plan applicable to former Bank One employees which is closed to new participants and does not permit new deferrals. It functions similarly to the Deferred Compensation Plan. Investment returns in 2007 for SSIP investment choices were: Short-Term Fixed Income, 5.46%; Mid Cap Growth, 17.35%; Small Cap Blend, 6.07%; and International Small Cap, 0.76%.

Beginning with deferrals credited January 2005, participants were required to elect to receive distribution of the deferral balance beginning either following retirement or termination or in a specific year but no earlier than the second anniversary of the date the deferral would otherwise have been paid. If retirement or termination were elected, payments will commence during the calendar year following retirement or termination. Participants may elect the distribution to be lump sum or annual installment for a maximum of 15 years. With respect to deferrals made after December 31, 2005, account balances are automatically paid as a lump sum in the year following termination if employment terminates for any reason other than retirement or disability.

2 Includes $5,336,060 from 2004 and 2005 restricted stock unit awards which vested in 2007 (as shown in Table IV, 2007 Option exercises and stock vested table) when the election to defer was made prior to March 15, 2006. Of such amount, $4,130,000 had previously been reported in the Summary compensation table. Beginning on that date, no new deferral elections have been permitted relative to equity awards.

3 Includes Mr. Winters' interest in DSIB/DIBA. Had Mr. Winters commenced payment of his DSIB/DIBA benefit at year end 2007, he would have been entitled to an annual annuity of $661,460 for fifteen years.

VII. 2007 Potential payments upon termination or change-in-control

The employment agreement between Mr. Dimon and the Firm, which was entered in connection with the 2004 merger of JPMorgan Chase and Bank One Corporation, expired on May 15, 2007. In addition, the Firm's executive severance policy was terminated effective June 30, 2007. All of the Named Executive Officers are "at will" employees of the Firm. They do not have employment contracts or change of control agreements and do not have benefits or equity awards that are triggered or accelerated upon a change of control.

All of the Named Executive Officers are now covered under the Firm's broad-based U.S. Severance Pay Plan. Benefits under the Severance Pay Plan are based on an employee's base salary and service on termination of employment, and the plan provides for continued eligibility under certain of the Firm's employee welfare plans (such as medical, dental and life insurance) at employee rates during the severance pay period. In addition, in the event of termination by the Firm for reasons other than cause, Named Executive Officers may be considered, at the discretion of the Firm, for a cash payment in lieu of an annual bonus, taking into consideration all circumstances the Firm deems relevant, including the circumstances of the executive's leaving and the executive's contributions to the Firm over his or her career. Severance benefits and any such discretionary payment are subject to execution of a release in favor of the Firm and certain post-termination employment and other restrictions that remain in effect for at least one year after termination.

The following table describes and quantifies the benefits and compensation to which the Named Executive Officers would have been entitled under existing plans and arrangements if their employment had terminated on December 31, 2007, based on their compensation and service on that date. The amounts shown in the table do not include other payments and benefits available generally to salaried employees upon termination of employment, such as accrued vacation pay, distributions from the 401(k), pension and deferred compensation plans, or any death, disability or post-retirement welfare benefits available under broad-based employee plans. For information on the pension and deferred compensation plans, see Table V, 2007 Pension benefits and Table VI, 2007 Non-qualified deferred compensation. The following table shows the value of unvested RSUs and stock options and SARs that would vest on the executive's termination of employment or continue to vest following termination, based on the closing price of our common stock on December 31, 2007. (On a per share basis, for RSUs this is the value of the underlying share on that date, regardless of the remaining vesting period, and for stock options and SARs it is the stock price minus the grant price.)

			Acceleration/Continuation of equity awards	
Name	***Termination reason***	***Severance ($)***	***Option awards ($)***	***Stock awards ($)***
James Dimon	Involuntary without cause	$461,538	$1,855,489	$25,814,348
	Disability	-	1,855,489	25,814,348
	Death	-	1,855,489	25,814,348
	Resignation	-	-	-
Michael J. Cavanagh	Involuntary without cause	230,769	1,679,500	5,379,513
	Disability	-	1,679,500	5,379,513
	Death	-	1,679,500	5,379,513
	Resignation	-	-	713,547
Steven D. Black	Involuntary without cause	230,769	620,900	16,995,084
	Disability	-	1,241,800	16,995,084
	Death	-	1,241,800	16,995,084
	Resignation	-	-	16,995,084
James E. Staley	Involuntary without cause	605,769	443,500	9,383,877
	Disability	-	887,000	9,383,877
	Death	-	887,000	9,383,877
	Resignation	-	-	9,383,877
William T. Winters	Involuntary without cause	567,308	620,900	16,974,699
	Disability	-	1,241,800	16,974,699
	Death	-	1,241,800	16,974,699
	Resignation	-	-	16,974,699

Additional information about our directors and executive officers

Section 16(a) beneficial ownership reporting compliance

Our directors and executive officers filed reports with the SEC indicating the number of shares of any class of our equity securities they owned when they became a director or executive officer and, after that, any changes in their ownership of our equity securities. They must also provide us with copies of these reports. These reports are required by Section 16(a) of the Securities Exchange Act of 1934. We have reviewed the copies of the reports that we have received and written representations from the individuals required to file the reports. Based on this review, we believe that during 2007 each of our directors and executive officers has complied with applicable reporting requirements for transactions in our equity securities.

Policies and procedures for approval of related persons transactions

The Firm has adopted a written Transactions with Related Persons Policy (Policy) which sets forth the Firm's policies and procedures for reviewing and approving transactions with related persons, basically its directors, executive officers, 5% shareholders, and their immediate family members. The transactions covered by the Policy include any financial transaction, arrangement or relationship in which the Firm is a participant, the related person has or will have a direct or indirect material interest and the aggregate amount involved will or may be expected to exceed $120,000 in any fiscal year.

After becoming aware of any transaction which may be subject to the Policy, the related person is required to report all relevant facts with respect to the transaction to the General Counsel of the Firm. Upon determination by the General Counsel that a transaction requires review under the Policy, the material facts respecting the transaction and the related person's interest in the transaction are provided, in the case of directors, to the Governance Committee and, in the case of executive officers and 5% shareholders, to the Audit Committee.

The transaction is then reviewed by the applicable committee, which then determines whether approval or ratification of the transaction shall be granted. In reviewing a transaction, the applicable committee considers facts and circumstances which it considers relevant to its determination. Material facts may include management's assessment of the commercial reasonableness of the transaction, the materiality of the related person's direct or indirect interest in the transaction, whether the transaction may involve an actual or the appearance of a conflict of interest, and, if the transaction involves a director, the impact of the transaction on the director's independence.

Certain types of transactions are pre-approved in accordance with the terms of the Policy. These include transactions in the ordinary course of business involving financial products and services provided by, or to, the Firm, including loans, provided such transactions are in compliance with the Sarbanes-Oxley Act, Federal Reserve Board Regulation O and other applicable laws and regulations.

Transactions with directors and executive officers

Our directors and executive officers and their immediate family members were customers of, or had transactions with, JPMorgan Chase or our banking or other subsidiaries in the ordinary course of business during 2007. Additional transactions may be expected to take place in the future. Any outstanding loans to directors, executive officers and their immediate family members, and any transactions involving other financial products and services provided by the Firm such as banking, brokerage, investment and financial advisory products and services to such persons were made in the ordinary course of business, on substantially the same terms, including interest rates and collateral (where applicable), as those prevailing at the time for comparable transactions with persons not related to the Firm, and did not involve more than normal risk of collectibility or present other unfavorable features.

In December 2005 and in November 2007, approximately 3,000 JPMorgan Chase employees were given an opportunity to invest on an unleveraged, after-tax basis in limited partnerships that invest in the private equity investments made by One Equity Partners (OEP), a subsidiary of the Firm. The Firm's executive officers, except for Messrs. Dimon and Cavanagh, were provided this investment opportunity. A similar investment opportunity was made available by Bank One. All investments made by such partnerships are made over a multi-year period on a pro rata basis with all private equity investments made by OEP, in the same class of securities and on substantially the same terms and conditions. Accordingly, such partnerships exercise no discretion over whether or not to participate in or dispose of any particular investment. Distributions, consisting of return of capital and realized gain, to the Firm's executive officers who invested in such partnerships that exceeded $120,000 in 2007 were: Steven D. Black, $199,113; Michael J. Cavanagh, $166,356 (from the Bank One program); Jay Mandelbaum, $376,812; and Charles W. Scharf, $1,535,626.

In 2002 and earlier, the Firm offered eligible employees the opportunity to co-invest in investments made by JPMorgan Partners. Employee-investors purchased common equity interests on an after-tax basis in annually-formed limited partnerships (JPMP Partnerships), each of which invested in the general pool of private equity investments made by JPMorgan Partners during the year the limited partnership was formed. Each year the Firm made a preferred capital contribution alongside the employee-investors equal to three times the amount of capital invested in the JPMP Partnership by the employee-investors, in consideration for which the Firm receives a specified fixed rate of return. Executive officers of the Firm for which the sum exceeded in the aggregate $120,000 of (i) the outstanding balances as of December 31, 2007, of the aggregate preferred equity contributions made by the Firm in JPMP Partnerships and (ii) distributions, consisting of return of capital and realized gain, made in 2007 by JPMP Partnerships were: Ina R. Drew, distributions of $205,040.

Mr. Bradley and Mr. Winters have outstanding loans entered into in 2000 from a J.P. Morgan & Co. Incorporated co-investment partnership (JPM Co. Partnership). Mr. Bradley's outstanding balance at December 31, 2007, was $151,050, of which $48,558 is a recourse loan payable in June 2010 and $102,492 is a non-recourse loan payable in June 2015. Mr. Winters' outstanding balance at December 31, 2007, was $258,112, all of which is a non-recourse loan payable in June 2015. The interest rate on these loans is LIBOR plus 150 basis points, reset quarterly. Distributions, consisting of return of capital and realized gain, to Mr. Bradley and Mr. Winters from the JPM Co. Partnership in 2007 were $10,663 and $31,989, respectively.

An adult son of director David M. Cote has been employed by the Firm as an analyst in the Investment Bank since June 2005. He does not share a household with Mr. Cote and is not an executive officer. In 2007, the son received compensation of $175,000. The Firm is providing compensation and benefits to the son in accordance with the Firm's employment and compensation practices applicable to employees holding comparable positions.

Chase Bank USA, N.A. (Chase USA), the Firm's credit card subsidiary, has engaged Brinsights LLC to provide marketing assistance for credit card products. A sister of Heidi Miller, an executive officer of the Firm, owns Brinsights LLC and serves as its President. Chase USA paid Brinsights LLC fees of approximately $59,000 for 2007 and fees for 2008 are projected to exceed $120,000.

Compensation & Management Development Committee interlocks and insider participation

The members of the Compensation Committee are listed on page 6. No member of the Compensation Committee is or ever was a JPMorgan Chase officer or employee. No JPMorgan Chase executive officer is, or was during 2007, a member of the board of directors or compensation committee (or other committee serving an equivalent function) of another company that has, or had during 2007, an executive officer serving as a member of our Board or Compensation Committee. All of the members of the Committee, or their immediate family members, were or may have been customers of or had transactions with JPMorgan Chase or our banking or other subsidiaries in the ordinary course of business during 2007. Additional transactions may be expected to take place in the future. Any outstanding loans to the directors and their immediate family members, and any transactions involving other financial products and services provided by the Firm such as banking, brokerage, investment and financial advisory products and services to such person were made in the ordinary course of business, on substantially the same terms, including interest rates and collateral (where applicable), as those prevailing at the time for comparable transactions with persons not related to the Firm, and did not involve more than normal risk of collectibility or present other unfavorable features.

Compensation & Management Development Committee report

The Compensation & Management Development Committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on such review and discussions, the Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement.

Dated as of March 18, 2008

Compensation & Management Development Committee
Lee R. Raymond (Chairman)
Stephen B. Burke
David C. Novak
William C. Weldon

Audit Committee report

Three non-management directors comprise the Audit Committee of the Board of Directors of JPMorgan Chase. The Committee operates under a written charter adopted by the Board. The Board has determined that each member of our Committee has no material relationship with the Firm under the Board's director independence standards and that each is independent under the listing standards of the New York Stock Exchange, where the Firm's securities are listed, and under the Securities and Exchange Commission's standards relating to the independence of audit committees.

Management is responsible for the Firm's internal controls and the financial reporting process. PricewaterhouseCoopers LLP (PwC), the Firm's independent registered public accounting firm, is responsible for performing an independent audit of JPMorgan Chase's consolidated financial statements and of the effectiveness of internal control over financial reporting in accordance with auditing standards promulgated by the Public Company Accounting Oversight Board. The Firm's internal auditors are responsible for preparing an annual audit plan and conducting internal audits under the control of the General Auditor, who is accountable to the Audit Committee. The Audit Committee's responsibility is to monitor and oversee these processes.

In this context, we met and held discussions with the Firm's management and internal auditors and with PwC. Management represented to us that JPMorgan Chase's consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America. We reviewed and discussed the consolidated financial statements with management and PwC. We also discussed with PwC the matters required to be discussed by Statement on Auditing Standards No. 61 (Communication with Audit Committees).

PwC provided us the written disclosures and the letter required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees), and we discussed with PwC their independence.

Based on our discussions with the Firm's management and internal auditors, and PwC, as well as our review of the representations of management and PwC's report to us, we recommended to the Board, and the Board has approved, including the audited consolidated financial statements in JPMorgan Chase's Annual Report on Form 10-K for the year ended December 31, 2007, for filing with the Securities and Exchange Commission. Subject to shareholder ratification, we also approved the appointment of PwC as JPMorgan Chase's independent registered public accounting firm for 2008.

We annually review our written charter and our practices. We have determined that our charter and practices are consistent with the listing standards of the New York Stock Exchange and the provisions of the Sarbanes-Oxley Act of 2002.

Dated as of February 20, 2008

Audit Committee
Laban P. Jackson, Jr. (Chairman)
Crandall C. Bowles
William H. Gray, III

Proposal 2 – Appointment of independent registered public accounting firm

The Audit Committee has appointed PricewaterhouseCoopers LLP (PwC), 300 Madison Avenue, New York, New York 10017, as the Firm's independent registered public accounting firm to audit the financial statements of JPMorgan Chase and its subsidiaries for the year ending December 31, 2008. A resolution will be presented at the meeting to ratify their appointment. If the shareholders do not ratify the appointment of PwC, the selection of the independent registered public accounting firm will be reconsidered by the Audit Committee.

A member of PwC will be present at the annual meeting, and will have the opportunity to make a statement and be available to respond to appropriate questions by shareholders.

The Board of Directors recommends that shareholders vote FOR ratification of the appointment of PricewaterhouseCoopers LLP as the Firm's independent registered public accounting firm.

Fees paid to PricewaterhouseCoopers LLP

Aggregate fees for professional services rendered for JPMorgan Chase by PwC for the years ended December 31, 2007 and 2006, were:

($ in millions)	*2007*	*2006*
Audit (a)	$39.8	$38.3
Audit-related	15.2	13.8
Tax	4.7	7.7
All other	0.0	0.0
Total	$59.7	$59.8

(a) The 2006 allocation of audit fees between the annual audit and services related to statutory/subsidiary audits has been adjusted to conform with the 2007 presentation.

Excluded from 2007 and 2006 amounts are Audit, Audit-related, and Tax fees aggregating $15.9 million and $13.2 million, respectively, paid to PwC by private equity funds, commingled trust funds and special purpose vehicles that are managed or advised by subsidiaries of JPMorgan Chase but are not consolidated with the Firm.

Audit fees – Audit fees for the years ended December 31, 2007 and 2006, were $32.3 million and $30.0 million, respectively, for the annual audit and quarterly reviews of the consolidated financial statements and $7.5 million and $8.3 million, respectively, for services related to statutory/subsidiary audits, attestation reports required by statute or regulation, and comfort letters and consents in respect of Securities and Exchange Commission filings.

Audit-related fees – Audit-related fees are comprised of assurance and related services that are traditionally performed by the independent registered public accounting firm. These services include attest and agreed-upon procedures not required by statute or regulation, which address accounting, reporting and control matters. These services are normally provided by PwC in connection with the recurring audit engagement.

Tax fees – Tax fees for 2007 and 2006 were $3.2 million and $4.9 million, respectively, for tax return compliance and $1.5 million and $2.8 million, respectively, for other tax services. Other tax services includes tax advice regarding routine business transactions primarily related to private equity operations.

All other fees – JPMorgan Chase's current policy restricts the use of PwC to Audit, Audit-related and Tax services only.

Audit Committee pre-approval policies and procedures

JPMorgan Chase's policy on the use of PwC's services is not to engage its independent registered public accounting firm for services other than Audit, Audit-related and Tax services.

The Audit Committee has adopted pre-approval procedures for services provided by the independent registered public accounting firm that are reviewed and ratified annually. These procedures require that the terms and fees for the annual Audit service engagement be pre-approved by the Audit Committee. In addition, for Audit, Audit-related and Tax services, the Audit Committee has pre-approved a list of these services and a budget for fees related to such services, which are documented in the pre-approval policy. All requests or applications for PwC Audit, Audit-related and Tax services must be submitted to the Firm's Corporate Controller to determine if such services are included within the list of services that have received Audit Committee pre-approval. All requests for Audit, Audit-related and Tax services not included in the pre-approval policy and all fee amounts in excess of pre-approved budgeted fee amounts must be specifically approved by the Audit Committee. In addition, all requests for Audit, Audit-related and Tax services, irrespective of whether they are on the pre-approved list, in excess of $250,000 require specific approval by the Chairman of the Audit Committee. JPMorgan Chase's pre-approval policy does not provide for a de minimis exception pursuant to which the requirement for pre-approval may be waived.

Proposal 3 – Approval of Amendment to 2005 Long-Term Incentive Plan

JPMorgan Chase's 2005 Long-Term Incentive Plan (the Plan) was approved by shareholders on May 17, 2005. The Plan replaced three prior stock compensation plans and provided for 275 million shares to be issued over a five-year term. The 275 million shares were the equivalent of an authorization of approximately 1.5% of the then outstanding shares of common stock each year for five years.

JPMorgan Chase is seeking shareholder approval to amend the Plan by:

- Extending the term of the Plan from May 16, 2010 to May 31, 2013.
- Authorizing a total of 350 million shares to be issued during the Plan term. This is equivalent to an authorization of approximately 2% of the outstanding shares of common stock each year for five years, commencing with approval of this amendment.

On March 16, 2008, JPMorgan Chase announced that it is acquiring The Bear Stearns Companies Inc. (BSC). In accordance with the Plan, shares granted by the Firm through assumption of, or in substitution for, outstanding awards granted by BSC will not count against the 350 million share limit. The Plan is also proposed to be amended so that shares granted as retention awards by the Firm to employees of BSC who become employees of the Firm will not count against the share limit. No new grants will be made under BSC equity plans upon the completion of the acquisition.

The Plan will continue to be administered consistent with the current provision that during the Plan term, at least 80% of the awards made under the Plan shall be subject to vesting (or exercise) schedules so that such awards shall not vest (or become exercisable) more rapidly than ratably over three years, other than in circumstances such as death, retirement, involuntary termination of employment, or if the award would become vested (or exercisable) upon the achievement of performance objectives over a period of at least one year.

Reasons for amendment

The Board recommends that shareholders approve the proposed amendment for the following reasons:

- The Firm has created a compensation philosophy and practice intended to reinforce strong and sustainable financial performance, operational discipline and shareholder value creation. The Firm's approach to compensation is outlined in the Compensation Discussion and Analysis that starts at page 9.
- Compensation levels have been reasonable and aligned with performance.
- The mix of cash and equity-based compensation has been appropriate.
- Equity-based awards are a key component of our compensation program and a prevalent feature of our key comparison companies' compensation practices. A summary of the grant history of equity awards made by JPMorgan Chase from 2002 through 2007 is shown at page 29 and in Appendix C.
- In each of the last three years, total grants of equity-based awards have ranged from 1.6% to 2.0% of average outstanding shares and grants of restricted stock and RSUs have ranged from 69% to 75% of total equity awards. Such grants, with limited exceptions, are made as part of the annual incentive process and represent grants of stock in lieu of cash.
- Equity-based awards will continue to be granted in lieu of cash as a significant and integral part of an employee's total compensation and as a mechanism to deliver longer-term incentives, which supports our ownership philosophy and aligns employee and shareholder interests.
- Additionally, since the Plan was approved, the Firm has refined its compensation approach and structure as follows:
  - Annual incentives awarded for performance have been subject to a single allocation table for all business units, which produces the split between cash bonuses and the value of RSUs awarded in lieu of cash bonuses at various incentive levels. RSUs awarded since the Plan was approved vest or become exercisable 50% two years after grant and 50% three years after grant.
  - To instill a shareowner mentality among a larger percentage of employees, the Firm has further increased the emphasis on equity-based incentives in lieu of cash incentives as part of regular annual compensation by establishing the annual incentive threshold for receiving equity awards as $20,000. The Firm also increased the percentage of annual incentives awarded as equity for highly paid executives and for Operating Committee members. These executives now receive at least 40% of incentives as equity-based awards (at least 50% for Operating Committee members).
  - The Firm now has approximately 180,000 eligible employees, up from approximately 168,000 in 2005, and more than 26,700 employees received awards under the Plan in January 2008, up more than double the number of employees receiving awards in January 2005.
  - The Firm added periodic equity grants in the form of stock-settled SARs which are separate from annual compensation and are intended to further motivate executives to focus on the Firm's long-term success by providing greater ownership opportunity and to reinforce the partnerships that will help produce that success. SARs that have been granted become exercisable over a five-year period and the net shares obtained upon exercise must be held at least until the fifth year. Thereafter, for members of the Operating Committee and the Executive Committee, such shares are also subject to the Firm's 75% retention requirement. The Firm has granted these special SARs in each of the last three years,

but it is generally not intended that recipients will receive awards each year. Mr. Dimon received special SARs in January 2008. Other members of the Operating Committee received special SARs in October 2005 and in January 2008, and Mr. Cavanagh also received such SARs in October 2006.

If the proposed amendment is not approved by shareholders, the Plan will continue as approved on May 17, 2005.

The following summary of the Plan sets forth its material terms. It is, however, a summary and is qualified in its entirety by reference to the Plan, a copy of which is attached to this proxy statement as Appendix B.

Summary of the Plan as proposed to be amended

Purpose. The Plan is designed to encourage employees and non-management members of the Board of Directors to acquire a proprietary and vested interest in the growth and performance of JPMorgan Chase and its subsidiaries. The Plan also serves to attract and retain individuals of exceptional talent.

Participants. All of our approximately 180,000 employees are eligible to participate in the Plan as are non-management members of the Board of Directors.

Administration. The Plan is to be administered by the Compensation Committee of the Board of Directors, each of whom is an "outside director" for purposes of Section 162(m) of the Code. Subject to the provisions of the Plan, the Compensation Committee has complete control over the administration of the Plan and has the sole authority to:

- Construe, interpret and implement the Plan and all award agreements,
- Establish, amend, and rescind any rules and regulations relating to the Plan,
- Grant awards under the Plan,
- Determine who shall receive awards and the type, when such awards shall be made and the terms and conditions relating to awards,
- Establish plans supplemental to the Plan covering employees residing outside of the United States, and
- Make all other determinations in its discretion that it may deem necessary or advisable for the administration of the Plan.

The Compensation Committee may delegate to officers of JPMorgan Chase responsibility for awards to officers and employees not subject to Section 16 of the Securities Exchange Act of 1934.

Number of shares. If approved by shareholders, the Plan will provide that 350 million shares of the common stock (including treasury shares) are available for issuance as awards commencing May 20, 2008; provided that not more than 30 million shares may be issued as incentive stock options pursuant to Section 422 of the Code. The following shares may be awarded under the Plan and do not count against the 350 million share limit:

- Shares representing awards made under the Plan that are canceled, surrendered, forfeited, terminated, or expire unexercised.
- Shares withheld or tendered to exercise an option or to satisfy withholding tax obligations of any award made under the Plan.
- Shares granted as restorative options pursuant to outstanding options awarded to heritage Bank One employees prior to 2003.
- Shares granted through assumption of, or in substitution for, outstanding awards previously granted by an employing company to individuals who become employees as the result of a merger, consolidation, acquisition or other corporate transaction involving the employing company and JPMorgan Chase, shares granted pursuant to contractual obligations with respect to such transactions, or shares granted as retention awards to such employees in connection with such transactions.
- Awards which by their terms may be settled only in cash.

Term. No awards may be made after May 31, 2013.

Limits. The Plan limits the number of shares available for issuance to any one participant to 7.5 million during the five-year term, and the Compensation Committee as an administrative matter provides that at least 80% of awards issued shall not have vesting schedules or become exercisable more rapidly than ratably over three years.

Awards. The Plan provides for the issuance of stock-based awards to employees of JPMorgan Chase and its subsidiaries, as well as to non-management members of the Board of Directors. Subject to the terms of the Plan, such awards may have any terms and conditions as the Compensation Committee specifies in its discretion. Such awards can include nonqualified stock options, stock appreciation rights, incentive stock options and other stock-based awards. Awards to non-management members of the Board of Directors can consist only of shares of common stock, including restricted stock or restricted stock units.

In addition, the Plan provides that the Compensation Committee may specify performance targets, the satisfaction of which will cause an award to vest or become exercisable. Such performance targets could include stock price, shareholder value added, earnings per share, income before or after income tax expense, return on common equity, revenue growth, efficiency ratio, expense management, return on investment, ratio of non-performing assets to performing assets, return on assets, profitability or performance of an identifiable business unit, and credit quality. In addition, where relevant, the foregoing targets may be applied to JPMorgan Chase, one or more of its subsidiaries or one or more of JPMorgan Chase's divisions or business units. To ensure that the incentive goals are aligned with shareholder interests, awards under the Key Executive Performance Plan (a 162(m) compensation plan) (KEPP) and similar programs may be paid or distributed, in whole or part, in the form of other stock-based awards under the Plan. Reapproval of KEPP is included in the proxy statement as proposal 4 on page 30.

A favorable vote for the Plan includes an approval of the performance criteria specified above.

The forms of the awards that may be granted under the Plan are:

Stock Options. The Compensation Committee may award a stock option in the form of an "incentive" stock option (as defined in Section 422 of the Code) or a nonqualified stock option. Such awards expire no more than 10 years after the date they are granted. The exercise price per share of common stock covered by a stock option is determined by the Compensation Committee; provided, however, that the exercise price may not be less than 100% of the fair market value of a share of common stock on the date of grant. The exercise price is payable in such form as the Compensation Committee may specify from time to time.

Stock Appreciation Rights (SARs). The Compensation Committee may award SARs. Upon exercise, a SAR generally entitles a participant to receive an amount equal to the positive difference between the fair market value of one share of common stock on the date the SAR is exercised and the exercise price. Such awards expire no more than 10 years after the date they are granted. The exercise price per share of common stock covered by a SAR is determined by the Compensation Committee; provided, however, that the exercise price may not be less than 100% of the fair market value of a share of common stock on the date of grant. SARs may be granted independently of any stock option or in conjunction with all or any part of a stock option granted under the Plan. If SARs are granted in conjunction with stock options, the SARs' exercise price will be the exercise price of the stock option. Unless the Compensation Committee otherwise determines, a SAR or applicable portion thereof shall terminate and no longer be exercisable upon the termination or exercise of any related stock option. The Compensation Committee will determine at time of grant whether the SAR shall be settled in cash, common stock or a combination of cash and common stock.

Other Stock-Based Awards. The Compensation Committee may grant other types of awards of common stock, or awards based in whole or in part by reference to the fair market value of common stock (other stock-based awards). Such other stock-based awards include, without limitation, restricted stock units representing shares of common stock, restricted shares of common stock, performance shares or performance share units. Nonqualified options or SARs may be awarded in connection with, or as a part of, other stock-based awards. The Compensation Committee shall determine at the time of grant whether any other stock-based awards shall be settled in cash, common stock or any combination thereof.

Deferrals. The Compensation Committee may permit or in certain circumstances require the deferral of payment of any awards under the Plan.

Repricing. The Compensation Committee does not have the authority to reduce the exercise price of an outstanding option or SAR or substitute a new option and/or SAR with a lower exercise price in return for the surrender of an outstanding option or SAR. Award terms may be adjusted in the case of stock split, merger or similar event.

Transferability. Generally, awards are not transferable other than by will or the laws of descent and distribution. However, the Compensation Committee may permit participants to transfer certain awards to an immediate family member or a trust (or similar entity) for the benefit of immediate family members.

Adjustments. In the event there is a change in the capital structure of JPMorgan Chase as a result of any stock dividend or split, recapitalization, issuance of a new class of common stock, merger, consolidation, spin-off or other similar corporate change, or any distribution to shareholders of common stock other than regular cash dividends, the Compensation Committee will make an equitable adjustment in the number of shares of common stock and forms of the award authorized to be granted under the Plan (including any limitation imposed on the number of shares of common stock with respect to which an award may be granted in the aggregate under the Plan or to any participant) and to make appropriate adjustments (including exercise price) to any outstanding awards.

General. The Plan is an unfunded plan for long-term incentive compensation. Nothing in the Plan shall give the participant any rights greater than those of a general creditor.

Amendments and Termination. The Board of Directors may amend, suspend or terminate the Plan at any time. However, except in the case of an adjustment in connection with a capital structure change (as described above), shareholder consent is required for any amendment to the Plan that would (i) increase the number of shares that may be granted as awards under the Plan, (ii) increase the maximum number of shares to be granted to any participant during the term of the Plan, or (iii) eliminate or change the restrictions regarding the surrender and repricing of options and SARs.

Accounting impact

Equity incentives are generally expensed under SFAS 123R over the required service period for the award, which means the expenses related to equity incentives will reduce income in future years. Accounting for employee stock-based incentives is described in Note 10 to the Firm's financial statements in the Form 10-K for 2007, including how the Firm recognizes compensation expense pursuant to SFAS 123R for equity awards granted to employees eligible for continued vesting under specific age and service or service-related provisions (full career eligible employees).

Federal income tax consequences

The following discussion summarizes the Federal income tax consequences to participants who may receive awards under the Plan and to JPMorgan Chase arising out of the granting of such awards. The discussion is based upon interpretations of the Code in effect as of January 2008 and regulations promulgated thereunder as of such date.

Nonqualified Stock Options. Upon the grant of a nonqualified stock option, a participant will not be in receipt of taxable income. Upon exercise of such stock option, a participant will be in receipt of ordinary income in an amount equal to the excess of the market value of the acquired shares over their exercise price. JPMorgan Chase will be entitled to a tax deduction, in the year of such exercise, equal to the amount of such ordinary income. Gain or loss upon a subsequent sale of any common stock would be taxed as long- or short-term capital gain or loss depending on the holding period.

Stock Appreciation Rights. Upon the grant of SARs, a participant will not be in receipt of taxable income. Upon the exercise of SARs, a participant will be in receipt of ordinary income in an amount equal to any cash payment and the market value of any shares distributed. JPMorgan Chase will be entitled to a tax deduction equal to the income reportable by the participant.

Incentive Stock Options. A participant will not be in receipt of taxable income upon the grant or exercise of an incentive stock option (ISO). Upon the exercise of an ISO, special alternative minimum tax rules apply for the participant. If the participant holds the shares acquired on the exercise of an ISO for the requisite ISO holding period set forth in the Code, he or she will recognize a long-term capital gain or loss upon their subsequent sale or exchange. In such case, JPMorgan Chase will not be entitled to a tax deduction. If a participant does not hold the shares acquired on the exercise of an ISO for the requisite holding period, he or she may be in receipt of ordinary income based upon a formula set forth in the Code. To the extent that the amount realized on such sale or exchange exceeds the market value of the shares on the date of the ISO exercise, the participant will recognize capital gains. JPMorgan Chase will be entitled to a tax deduction in the amount of the ordinary income reportable by the participant.

Other Stock-Based Awards. The income tax consequences of the other stock-based awards will depend on how such awards are structured. Generally, JPMorgan Chase will be entitled to a deduction with respect to such awards only to the extent that the participant recognizes ordinary income in connection with such awards. In particular, JPMorgan Chase will be entitled to a tax deduction with respect to awards to those individuals subject to Section 162(m) limitations if such awards are subject to the achievement of performance-based objectives specified by the Compensation Committee. It is anticipated that other stock-based awards will generally result in ordinary income to the participant in some amount.

The closing price of our common stock on March 20, 2008 on the New York Stock Exchange was $45.97.

Equity plan available shares and grant history

The following table details the total number of shares available for issuance under the Plan (including shares available for issuance to non-management directors). The Firm is not authorized to grant stock-based incentive awards to non-employees other than to non-management directors.

In addition to the outstanding options included in the table below, as of December 31, 2007, there were 99.017 million RSUs outstanding. For a description of outstanding awards see Note 10 to the Firm's financial statements in the 2007 Annual Report.

December 31, 2007 (Shares in thousands)	***Shares to be issued upon exercise of outstanding options (#)***	***Weighted-average exercise price of outstanding options ($)***	***Shares remaining available for future issuance under equity compensation plans (#)***
Employee stock-based incentive plans approved by shareholders	325,931	$41.70	146,179 (a)(b)

(a) In January 2008, approximately 64 million restricted stock units and 5.85 million stock appreciation rights (settled only in shares) were granted under the Firm's shareholder approved plan as part of employee annual incentive compensation or as periodic equity awards. Other than these grants, the Firm does not anticipate making any significant grants to employees other than ongoing hiring awards under the 2005 Long-Term Incentive Plan before the May 2008 shareholder meeting.

(b) Shares remaining available for future issuance include shares available for awards that may be granted in the form of stock options, SARs, and other stock-based awards as described in Appendix B. If approved by shareholders, the total shares available for issuance as awards will be 350 million shares as of May 20, 2008.

The following summarizes the grant history of equity awards made by JPMorgan Chase from 2002 through 2007. (Amounts shown for 2002, 2003 and 2004 reflect the combined grants of JPMorgan Chase and Bank One on a pro forma basis.) Although grants may be made throughout the year, the majority of grants are awarded in January. RSUs are granted in lieu of cash.

(Shares in millions)	***2002***	***2003***	***2004***	***2005***	***2006***	***2007***
Option/SAR grants	112.3	64.9	25.1	17.2	15.2	21.4
Restricted stock/unit grants	29.2	49.9	38.6	38.1	44.6	47.6
Average fully diluted shares	3,556	3,553	3,593	3,557	3,574	3,508
Option/SAR grants as percent of average fully diluted shares	3.2%	1.8%	0.7%	0.5%	0.4%	0.6%
Restricted stock/unit grants as percent of average fully diluted shares	0.8%	1.4%	1.1%	1.1%	1.3%	1.4%
Total grants as percent of average fully diluted shares	4.0%	3.2%	1.8%	1.6%	1.7%	2.0%

The Board of Directors recommends that shareholders vote FOR approval of Amendment to the 2005 Long-Term Incentive Plan.

Proposal 4 – Reapproval of Key Executive Performance Plan

The Key Executive Performance Plan (KEPP) was last reapproved by the shareholders in May 2004 with an effective date of January 1, 2005. JPMorgan Chase is seeking approval of amendments to the 2005 Long-Term Incentive Plan as described in Proposal 3 beginning on page 26 and, as a result, is also seeking reapproval of KEPP prior to its expiration to align the shareholder review and approval of these key Firm compensation plans. JPMorgan Chase is seeking KEPP reapproval in accordance with Section 162(m) of the Internal Revenue Code of 1986 (as amended), and implementing regulations (the Code). Except with respect to its effective date (January 1, 2009) and the executives covered, the terms and conditions of KEPP are identical to KEPP approved in 2004.

Purpose of KEPP

KEPP was and is adopted in response to provisions of Section 162(m) of the Code, which has the effect of generally eliminating a federal income tax deduction for annual compensation in excess of $1,000,000 paid by JPMorgan Chase to the executive officers required to be named in the Summary compensation table unless that compensation is paid on account of the attainment of one or more "performance-based" goals. One requirement for compensation to be performance-based is that the compensation is paid or distributed pursuant to a plan that has been approved by the shareholders, in this case, every five years.

KEPP is consistent with JPMorgan Chase's emphasis on performance-based compensation and its current compensation philosophy, as more fully described in the Compensation Discussion and Analysis section of this proxy statement beginning on page 9. Moreover, KEPP reflects JPMorgan Chase's belief in the need to (1) recruit, motivate and retain senior officers through compensation and benefits that are competitive with those of JPMorgan Chase's key comparison companies, and (2) enhance shareholder value by aligning the compensation of senior officers with corporate performance and, to the extent possible, by preserving the tax-deductibility of senior officer compensation.

The following summary of KEPP sets forth its material terms. It is, however, a summary and is qualified in its entirety by reference to KEPP, a copy of which is attached to this proxy statement as Appendix D.

Summary of KEPP

KEPP is administered by the Compensation & Management Development Committee (the Compensation Committee) of the Board of Directors, which is composed entirely of non-management directors. KEPP provides for the determination each year of a bonus pool (the bonus pool), which would be established by the Compensation Committee by the date permitted by the Code.

KEPP further provides that the bonus pool for each year is (1) a percentage of JPMorgan Chase's income (before provision for income tax expense for that year) less (2) an amount equal to a percentage of total stockholders' equity as of the beginning of that year. Each year, the Compensation Committee establishes the percentages applicable for that year. At the same time, the Compensation Committee may make provisions for excluding the effect of extraordinary events and changes in accounting methods, practices or policies on the amount of the bonus pool.

Coincident with the establishment of the bonus pool, the Compensation Committee will allocate to each participant a share of the bonus pool; however, no participant may receive an award under KEPP in excess of .002 of JPMorgan Chase's income before income tax expense, extraordinary items and the effect of accounting changes for the relevant calendar year (as reflected in JPMorgan Chase's Consolidated Statement of Income) plus $1,000,000. This maximum is a limitation and does not represent a target bonus. The bonuses provided under KEPP will be payable in the form of (1) cash awards under KEPP and (2) stock-based awards (other than options and performance-based stock awards) under JPMorgan Chase's long-term incentive plan (currently the 2005 Plan), in the Compensation Committee's discretion. A participant's award may be reduced by the Compensation Committee at any time before payment. Prior to any payments being made under KEPP, the Compensation Committee will certify in writing, which may be in the form of minutes of meetings of the Compensation Committee, that all of the performance goals and other material terms of KEPP relating to the pertinent award have been met.

The Compensation Committee may permit any JPMorgan Chase employee to participate in KEPP. However, it is anticipated that eligible employees would be limited to JPMorgan Chase's Chief Executive Officer and those other senior officers who are members of JPMorgan Chase's Executive Committee (or equivalent group of senior officers); this committee currently has 48 members. KEPP may be amended by the Board of Directors at any time; however, no amendment that would require shareholder approval in order for bonuses paid under KEPP to continue to be deductible under the Code may be made without shareholder approval.

Because the reapproved KEPP would be effective January 1, 2009, and because no performance goals have been established by the Compensation Committee for that year, the amounts payable under KEPP are not determinable. All compensation awarded under KEPP for performance year 2007 with respect to executive officers named in this document is disclosed under the headings "Bonus" and "Stock awards" in the Summary compensation table on page 16.

If the shareholders do not reapprove KEPP, KEPP will continue as approved on May 25, 2004.

The Board of Directors recommends that shareholders vote FOR reapproval of the Key Executive Performance Plan.

Proposals 5-11: Shareholder proposals

Proposal 5 – Governmental service report

Mrs. Evelyn Y. Davis, Watergate Office Building, 2600 Virginia Avenue, N.W., Suite 215, Washington, DC 20037, the holder of record of 1,044 shares of common stock, has advised us that she plans to introduce the following resolution:

RESOLVED: "That the stockholders of J.P. Morgan Chase assembled in Annual Meeting in person and by proxy hereby request the Board of Directors to have the Company furnish the stockholders each year with a list of people employed by the Corporation with the rank of Vice President or above, or as a consultant, or as a lobbyist, or as legal counsel or investment banker or director, who, in the previous five years have served in any governmental capacity, whether Federal, City or State, or as a staff member of any CONGRESSIONAL COMMITTEE or regulatory agency, and to disclose to the stockholders whether such person was engaged in any matter which had a bearing on the business of the Corporation and/or its subsidiaries, provided that information directly affecting the competitive position of the Corporation may be omitted."

REASONS: "Full disclosure on these matters is essential at J.P. Morgan Chase because of its many dealing with Federal and State agencies, and because of pending issues forthcoming in Congress and/or State and Regulatory Agencies."

"If you AGREE, please mark your proxy FOR this resolution."

Board response to proposal 5:

The Board of Directors recommends that shareholders vote AGAINST this proposal for the following reasons:

JPMorgan Chase selects and engages its employees and consultants on the basis of their qualifications, experience and integrity. When a former government employee is hired, that employee and the Firm are subject to laws that regulate the activities of former government officials. Further, SEC rules already require that the Firm report the business experience during the past five years of all directors and executive officers; this reporting would include reporting of any government positions held during that period.

Gathering the information and preparing the report requested by the proposal would require significant financial and other resources, and the Board believes that these resources would be better utilized in the conduct of the Firm's business. The additional information made available by such a report would provide shareholders with no appreciable benefit, and therefore the Board believes that the costs involved do not justify the proposed undertaking.

Accordingly, the Board recommends a vote against this proposal.

Proposal 6 – Political contributions report

AFL-CIO Reserve Fund, 815 Sixteenth Street, N.W., Washington DC 20006, the holder of 2,494 shares of common stock, has advised us that it intends to introduce the following resolution:

Resolved, that the shareholders of JPMorgan Chase & Co. ("JPMorgan," or the "Company") hereby request that the Company provide a report, updated semi-annually, disclosing the Company's:

1. Policies and procedures for political contributions and expenditures (both direct and indirect) made with corporate funds.

2. Monetary and non-monetary political contributions and expenditures not deductible under section 162 (e)(1)(B) of the Internal Revenue Code, including but not limited to contributions to or expenditures on behalf of political candidates, political parties, political committees and other political entities organized and operating under 26 USC Sec. 527 of the Internal Revenue Code and any portion of any dues or similar payments made to any tax exempt organization that is used for an expenditure or contribution if made directly by the corporation would not be deductible under section 162 (e)(1)(B) of the Internal Revenue Code. The report shall include the following:

   a. An accounting of the Company's funds that are used for political contributions or expenditures as described above;

   b. Identification of the person or persons in the Company who participated in making the decisions to make the political contribution or expenditure; and

   c. The internal guidelines or policies, if any, governing the Company's political contributions and expenditures.

The report shall be presented to the board of directors' audit committee or other relevant oversight committee and posted on the Company's website to reduce costs to shareholders.

Supporting Statement

As long-term shareholders of JPMorgan, we support policies that apply transparency and accountability to corporate spending on political activities. In our view, such disclosure is consistent with public policy and in the best interest of the Company's shareholders. Absent a system of accountability, we believe that Company assets can be used for political objectives that are not shared by and may be inimical to the interests of the Company and its shareholders. We are concerned that there is currently no single source that provides all the information sought by this resolution.

Although the Bi-Partisan Campaign Reform Act of 2002 prohibits corporate contributions to political parties at the federal level, it allows companies to contribute to independent political committees, also known as 527s. In addition, payments can be made to trade associations, and the portion of those payments used for political activities do not have to be disclosed.

Though our Company has posted a Political Contributions Statement and a list of contributions made by its political action committees (PACs) on its website, we believe that this does not disclose all political contributions or expenditures made with Company funds. Specifically, these disclosures do not account for any contributions made to 527s or the portion of dues or similar payments to trade associations used for political activities. In our opinion, these amounts can be significant. For example, 527 receipts in the 2006 election cycle totaled more than $380 million (http://www.opensecrets.org).

We believe increased political disclosure will make JPMorgan's political contributions more transparent and allow shareholders to fully evaluate the use of corporate assets in election campaigns.

Board response to proposal 6:

The Board of Directors recommends that shareholders vote AGAINST this proposal for the following reasons:

The proposal has been substantially implemented – In October 2006, the Board of Directors approved a Political Contributions Statement that has been posted on the Firm's Web site which describes our philosophy and policies concerning political contributions and legislative lobbying, as well as the compliance procedures and oversight we have in place to ensure adherence with applicable laws and regulations. In March 2008, we also posted on our Web site a list of the political contributions made in 2007 by the Firm's political action committees. This list constitutes substantially all of the political contributions related to JPMorgan Chase made in 2007. We first posted such annual contributions in March 2007, for 2006, and will continue to annually disclose future political contributions by the political action committees. We make permitted contributions to organizations organized under Section 527 of the Internal Revenue Code, but we do not do so as indirect support for a political candidate. We believe such contributions are immaterial relative to the disclosure provided through disclosure of PAC contributions.

We disagree that we should seek to collect and publish political contributions that may be made by trade associations to which we belong. Each trade association must comply with all disclosure obligations applicable to it. We belong to such organizations for a variety of reasons and do not necessarily support all policies or political candidates such organizations may support.

The proposed increased reporting provides no meaningful additional benefit to shareholders – The Board has responded to the shareholders' desire for information about the Firm's political contributions and legislative lobbying activities in a fashion it determined would provide meaningful insight at a reasonable cost. The Board believes that the increased reporting requested by the proponent does not provide any meaningful incremental benefit to shareholders that would merit the additional administrative burden and cost entailed in accommodating the request.

Accordingly, the Board recommends a vote against this proposal.

Proposal 7 – Independent chairman of the board

Fund for the Center for Community Change, 1536 U Street, NW, Washington DC 20009, the holder of our common stock with a market value in excess of $2,000, has advised us that it intends to introduce the following resolution:

RESOLVED, that pursuant to Section 109 of the Delaware General Corporation Law, the shareholders of JPMorgan Chase & Co. ("JPMC") hereby amend the bylaws to add the following text at the end of section 4.04:

"The Chairman shall be a director who is independent from the Corporation. For purposes of this by-law, "independent" has the meaning set forth in the New York Stock Exchange ("NYSE") listing standards, unless the Corporation's common stock ceases to be listed on the NYSE and is listed on another exchange, in which case such exchange's definition of independence shall apply. If the Board determines that a Chairman who was independent at the time he or she was selected is no longer independent, the Board shall select a new Chairman who satisfies the requirements of this by-law within 60 days of such determination. Compliance with this by-law shall be excused if no director who qualifies as independent is elected by the shareholders or if no director who is independent is willing to serve as Chairman. This by-law shall apply prospectively so as not to violate any contractual obligation of the Corporation in effect when this by-law was adopted."

SUPPORTING STATEMENT

CEO James Dimon currently also serves as chairman of JPMC's Board of Directors. This Proposal would require that the Chairman must be a director who is independent from JPMC.

Because financial services companies are extraordinarily complex and wield enormous power, we believe the role of Chairman should meet high standards of independence to ensure proper oversight of senior executives, and to increase accountability by management to the entire Board of Directors – something that is difficult to accomplish when management oversees the Board itself.

An independent Chairman would likely promote more objective evaluation and compensation of our CEO as well. For instance, CEO Dimon received $39.1 million in compensation for 2006, even though JPMC underperformed its peer group (GICS) for the one-, three-, and five-year periods. Additionally, JPMC 's CEO total compensation and CEO salary/bonus/non-equity incentive awards package overwhelmingly exceeded the median peer group for 2006 during a time of unexceptional performance, according to a May 2007 Proxy Advisory Report from Institutional Shareholder Services.

A Board Chairman has significant influence over how the Board oversees corporate activities and strategies, ensures compliance with legal and accounting standards, its corporate-wide appetite for risk, and the Board agenda overall. JPMC's Board also has significant responsibilities for creating a robust CEO succession plan that would greatly benefit shareholders, particularly during times of market turbulence. Therefore, an independent director in this role is crucial.

Though our Company designated a rotating Presiding Director in December 2006, we believe that position, and its duties, do not go far enough to ensure independent thought and oversight by the Board. Instead, the position seems to be one of liaison between the CEO and the rest of the Board.

We therefore urge shareholders to vote FOR this Proposal.

Board response to proposal 7:

The Board of Directors recommends that shareholders vote AGAINST this proposal for the following reasons:

The Board has the responsibility to determine who should serve as Chairman and Chief Executive Officer – The fundamental question raised by this proposal is whether a board of directors should be permitted to structure itself in a manner that reflects the needs of the corporation and the capabilities of its directors or whether a structure should be imposed upon it. The Board of Directors believes that the decision as to who should serve as Chairman and Chief Executive Officer, and whether the offices should be combined, is the responsibility of the Board. While the Board has no set policy on whether or not to have a non-executive chairman, it has determined that the most effective leadership model for our Firm currently is that Mr. Dimon serve as both Chairman and CEO. The proposal would impose overly rigid constraints, including the requirement that a Chairman who no longer qualifies as independent be replaced within sixty days. Such an appointment should be thoughtfully considered over an appropriate length of time which is likely to exceed sixty days.

The Board provides independent oversight of management – Independent directors comprise more than 80% of the Board and 100% of the Audit, Governance and Compensation Committees. Board and committee agendas are prepared by the Chairman based on discussions with all directors. The committee chairs, all of whom are independent, approve the agendas and materials for their committee meetings. At each regularly scheduled Board meeting, the non-management directors generally meet in executive session with no members of management present and may discuss any matter they deem appropriate, including evaluation of the CEO and other senior officers and determination of their compensation.

The Board established the position of Presiding Director in 2006 – The Presiding Director presides at executive sessions of non-management directors and at all Board meetings at which the Chairman is not present, and has the authority to call meetings of non-management directors. The Presiding Director facilitates communication between the Chairman and CEO and the non-management directors, as appropriate, and performs such other functions as the Board directs. The Board believes this framework best serves the Firm by having an independent director serve as Presiding Director at all times, rotating the additional duties between two well-qualified directors, and providing continuity in the role from year to year. The following table outlines the role and interactions with the Chairman and other members of the Board.

Role	*Chairman*	*Presiding Director*	*Committee Chairs*
Independence	CEO serves as Chairman	Independent	Independent
Appointment	Annually elected by Board (more than 2/3 of Board is independent)	Rotates every 6 months: Chairs of Compensation and Governance Committees	Annually appointed by Board
Preside at meetings	Board and shareholder meetings	Executive sessions of non-management directors, generally held as part of each Board meeting, and Board meetings when Chairman absent	Respective committee meetings
Authority to call meetings	Board and shareholder meetings	Meetings of non-management directors; Board meetings may be called by a majority of Board	Respective committee meetings
Meetings, schedules, agendas and material	Prepares based on discussion with all directors and management	Discusses and determines along with all other directors	Approve agendas and materials for respective committee meetings
Liaison	Between directors and senior management	Between non-management directors and senior management, including CEO	Between committee members and Board, and between committee members and senior management, including CEO

The Firm has a strong corporate governance structure – There are numerous existing mechanisms outlined in the Firm's Corporate Governance Principles and Board committee charters that provide multiple layers of independent discussion and evaluation of, and communication with, senior management. The Board believes that the candor and objectivity of the Board's deliberations are not affected by whether its Chairman is independent or a member of management. The strength of our corporate governance structure is such that the combination of the roles of Chairman and CEO does not in any way limit the Board's oversight of the CEO.

Accordingly, the Board recommends a vote against this proposal.

Proposal 8 – Executive compensation approval

SEIU Master Trust, 1 DuPont Circle, N.W., Washington DC 20036-1202, the holder of 69,900 shares of common stock, has advised us that it intends to introduce the following resolution, which is co-sponsored by The Needmor Fund which is the beneficial owner of at least 100 shares of common stock:

RESOLVED, that shareholders of JPMorgan Chase and Company ("Company") request the Board of Directors to adopt a policy that provides shareholders the opportunity at each annual shareholder meeting to vote on an advisory resolution, proposed by management, to ratify the compensation of the named executive officers ("NEOs") set forth in the proxy statement's Summary Compensation Table ("SCT") and the accompanying narrative disclosure of material factors provided to understand the SCT (but not the Compensation Discussion and Analysis). The proposal submitted to shareholders should make clear that the vote is non-binding and would not affect any compensation paid or awarded to any NEO.

SUPPORTING STATEMENT

Investors are increasingly concerned about mushrooming executive compensation which appears to be insufficiently aligned with the creation of shareholder value. For example, according to our Company's 2007 Proxy Statement, Chairman and CEO James Dimon received $39,053,329 in total compensation. Yet according to Institutional Shareholder Services' *5/2/07 JPMorgan Chase & Co. Proxy Report*, our Company underperformed its GICS peer group for the one-, three-, and five-year periods.

We believe that existing U.S. corporate governance arrangements, including Securities and Exchange Commission rules and stock exchange listing standards, do not provide shareholders with adequate mechanisms for providing input to boards on senior executive compensation. In contrast to U.S. practices, in the United Kingdom and Australia, public companies allow shareholders to cast an advisory vote on the directors' "remuneration report." Such a vote isn't binding, but gives shareholders a clear voice that could help shape senior executive compensation. Likewise, the Netherlands, Sweden, and Norway allow for an annual binding remuneration vote related to policies or guidelines.

Currently, U.S. stock exchange listing standards require shareholder approval of equity-based compensation plans; those plans, however, set general parameters and accord the Compensation Committee substantial discretion in making awards and establishing performance thresholds for a particular year. Shareholders do not have any mechanism for providing ongoing feedback on the application of those general standards to individual pay packages [see Lucian Bebchuk & Jesse Fried, *Pay Without Performance*, 49 (2004)].

This proposed reform seeks to rebuild investor confidence and provide needed feedback to our Board representatives on top officers' compensation.

Similarly, performance criteria submitted for shareholder approval to allow a company to deduct compensation in excess of $1 million are broad and do not constrain Compensation Committees in setting performance targets for particular senior executives. Withholding votes from Compensation Committee members who are standing for re-election is a blunt and insufficient instrument for registering dissatisfaction with the way in which the Committee has administered compensation plans and policies in the previous year.

Accordingly, we urge the Board to allow shareholders to express their opinion about senior executive compensation by establishing an annual referendum process. We believe the results of such a vote would provide the Board and management with useful information about whether shareholders view the Company's executive compensation to be in shareholders' best interests.

Board response to proposal 8:

The Board of Directors recommends that shareholders vote AGAINST this proposal for the following reasons:

Summary – JPMorgan Chase already has in place a thoughtful, disciplined and transparent approach for determining executive compensation – including a number of direct and effective mechanisms for shareholders to communicate their views on this approach. Accordingly, the Board believes that the advisory vote contemplated by the proposal is unnecessary. Further, such a vote could create confusion rather than clarity around compensation issues and might put the Firm at a significant competitive disadvantage. In light of our existing commitment to compensation governance, executive compensation transparency and direct communication with shareholders, we do not believe it is in the interests of our shareholders to adopt this proposal.

Compensation governance is sound – As outlined in the Compensation Discussion and Analysis (the CD&A) that starts at page 9, JPMorgan Chase has a sound and disciplined compensation review process. We seek to assure that our compensation and benefit programs are cost-effective and competitive, administered in accordance with good corporate governance practices and aligned with the best interests of shareholders.

- Management is responsible for developing an overall compensation strategy and process and for reviewing it with the Compensation Committee and the Board.
- The Compensation Committee reviews and approves the goals and objectives relevant to the compensation of the CEO; all compensation for Operating Committee members; and final aggregate incentive funding and total equity grants under the Firm's long-term incentive plan.
- Equity granted under shareholder-approved plans plays a key role in our compensation packages and shareholder approval for such plans is required under New York Stock Exchange rules.
- Shareholders express their views on issues of compensation policy through discussions with management, the shareholder proposal process, votes on equity plans and election of directors.

The CD&A provides executive compensation transparency – We have a responsibility to explain clearly our compensation process. We want shareholders to understand our compensation process and to have confidence that it is designed and applied in a manner that is consistent with shareholder interests. SEC rules underscore this responsibility and expand significantly the disclosures concerning executive compensation required to be included in the CD&A and accompanying tables. We believe these proxy statement disclosure requirements and the greater transparency they provide are a proper means of providing more specific information regarding executive compensation practices.

There are multiple existing mechanisms for effective input – Shareholders currently express their views on compensation through discussions with management, the shareholder proposal process, votes on equity plans and election of directors. Direct communications are an effective means of expressing specific observations on compensation matters, and more effective than a simple "yes" or "no" vote. In addition, the shareholder proposal process has been used effectively to express views on various elements of executive compensation and governance matters. We believe these existing mechanisms provide more appropriate opportunities for communication both from and to shareholders than the proposed advisory vote mechanism.

This proposal would not provide a mechanism to express a view on policy, but instead limits itself to a vote on the compensation of the Named Executive Officers. A negative vote would not provide clear guidance on the specific components of our executive compensation program or on the specific compensation decisions that were made.

The Board welcomes communications from shareholders on compensation or other matters. Shareholders and interested parties who wish to contact any Board members or committee chairs, the Presiding Director, or the non-management directors as a group may mail correspondence to: JPMorgan Chase & Co., Attention (name of Board member(s)), Office of the Secretary, 277 Park Avenue, New York, New York 10172.

An advisory vote could have adverse consequences – Adopting this practice alone could put the Firm at a competitive disadvantage in recruiting and retaining senior officers and negatively affect shareholder interests. This would be particularly the case if the adoption created the impression among our senior officers that their compensation opportunities may be limited or negatively affected by this practice when compared with opportunities at our competitors.

Individual compensation determinations are a classic example of the type of decision – i.e., one that requires significant information, detailed and careful study and nuanced, subjective judgment – traditionally and appropriately delegated by shareholders to their board of directors.

Accordingly, the Board recommends a vote against this proposal.

Proposal 9 – Two candidates per directorship

Mr. Richard A. Dee, 115 East 89th Street, New York, NY 10128, the holder of 200 shares of common stock, has advised us that he intends to introduce the following resolution:

"The purpose of this proposal is to enable the actual owners of JP Morgan Chase, its stockholders, to begin to exert a significant influence over the composition of the Board of Directors - which is responsible for Chase's future. Approval of this proposal will be a first step toward enabling corporate owners to participate in choosing and empowering all Directors.

"It is hereby requested that the Board of Directors adopt promptly a resolution requiring that the Corporate Governance and Nominating Committee nominate two candidates for each Directorship to be filled by voting of stockholders at annual meetings. In addition to customary personal background information, Proxy Statements shall include a statement by each candidate as to why he or she believes they should be elected.

"This proposal was originated by me and first introduced in 1994, when it was voted upon by the stockholder-owners of six major publicly-owned companies. It was voted upon before a substantial stock market collapse, and before revelation of massive corporate corruption that resulted in devastating losses to millions of trusting stockholders.

"Although public outrage resulted in well-intentioned legislation and supposed increases in governmental surveillance, too little attention has been paid to the basic reason corporate corruption and mismanagement occurs – Directors who do not direct.

"Stockholders of publicly-owned companies have been made to believe the cynical and purposefully misleading myth that they 'elect' Directors. They absolutely do not. Without a choice of candidates, the process termed the "Election of Directors" is simply a farce.

"Directors who do not direct is the underlying cause of most corporate failures. Show me a business debacle, and I'll show you a Board with inadequate Directors - who could not, or would not, fulfill their moral and legal obligations to stockholders. Proper and continual surveillance and input by capable and honest Directors, well-qualified to serve on particular boards, should be every company's first line of defense against corruption and incompetence.

"Delaware Law causes basically requires Director nominees to be selected by incumbent directors. Delaware pays its bills by successfully courting managements and Directors and is no friend to stockholders of publicly-owned corporations. The process called for by this proposal will enable Chase stockholders to begin to counteract the extremely unfair and damaging consequences of Delaware's self-serving bias.

"This proposal suggests what I believe the best remedy currently available to begin improving a situation that has resulted in damage beyond measure to stockholders.

"Ultimately, corporate owners must be empowered to nominate and to elect Directors. As long as it can be asked "how independent and objective are Directors chosen by those with whom they serve", it will be well to remember that dogs rarely bite the hands of those who feed them.

"If approved, this proposal will enable Chase stockholders to bring about Director turnover - and replace any or all Directors if they become dissatisfied with the results of their policies and/or company performance. That's not a happy prospect even for those able to choose their successors.

"Please vote FOR this proposal."

Board response to proposal 9:

The Board of Directors recommends that shareholders vote AGAINST this proposal for the following reasons:

The Board has a sound process for the nomination of directors – The Board of Directors believes in the importance of a sound process for the nomination of directors and believes that the current process serves shareholders well. The Governance Committee of the Board, which consists solely of independent non-management directors, considers all proposed nominees for director, including sitting directors and nominees for which a shareholder has submitted a written recommendation. Any JPMorgan Chase shareholder may submit a written recommendation to the Secretary for consideration by the Governance Committee.

The proposed procedure would politicize the director election process – The proposal would require the Governance Committee to nominate two candidates for each directorship, including the one held by the CEO, and to include a statement by each as to why he or she should be elected. The Board believes this procedure would politicize the director election process and is inappropriate for a business organization. Existing procedures reflect the board's responsibilities for its own self-evaluation in terms of composition and performance, and for recommending candidates to shareholders. The Board weighs renomination of incumbent directors and candidates for vacancies or new positions against its desired composition, and in light of the circumstances of the Firm.

The proposal would restrict the Board's ability to design the most beneficial and legally compliant Board composition – The Firm is subject to rules and regulations that require the Audit, Compensation and Governance Committees to be composed entirely of independent directors, and that members of the Audit Committee have the requisite financial qualifications. Because the vote of the shareholders would determine the final elected twelve directors from twenty-four candidates, it would be extremely difficult to ensure compliance and design the most beneficial Board and Committee composition. Furthermore, in the absence of special circumstances, change to Board membership should be incremental so that there is a balance between renewal and experience.

The proposal requests a burdensome and costly process – Identifying and screening twenty-four candidates willing to submit to the proposed process for election to one of twelve positions, would be burdensome and costly. Before the Board recommends director candidates to shareholders, it reviews their qualifications, seeking to balance the needs for professional knowledge and business expertise in varied industries, CEO level management experience, financial expertise, and other criteria necessary or desirable for particular Board committees. In addition, the Board strives to ensure diversity of representation among its members. Candidates also must be screened for limiting factors such as relationships that cause an appearance of a conflict of interest or a lack of independence, or a prohibited interlock with another corporation for which the candidate serves as a director or officer.

Accordingly, the Board recommends a vote against this proposal.

Proposal 10 – Human rights and investment report

Trillium Asset Management, 711 Atlantic Avenue, Boston, Massachusetts 02111-2809, the holder of our common stock with a market value in excess of $2,000, has advised us that it intends to introduce the following resolution, which is co-sponsored by the General Board of Pension and Health Benefits of the United Methodist Church, Amnesty International USA and Calvert Asset Management Company, Inc., on behalf of the Calvert Social Investment Fund, Balanced Portfolio, the Calvert Variable Series, Inc., Social Balanced Portfolio, the Calvert Social Investment Fund, Enhanced Equity Portfolio, the Calvert Social Index Fund and the Calvert Large Cap Growth Fund, which are the beneficial owners of at least 100 shares of common stock:

WHEREAS

The issue of Human Rights increasingly impacts investors and companies alike. Company reputations are affected by both direct and indirect involvement in human rights violations. Operating in countries with clear patterns of these violations, such as Sudan and Burma, may heighten reputational and financial risk. Furthermore, companies can face similar risks when they or their suppliers are found to be using forced labor, discriminating against employees, or committing other such abuses.

Proponents believe that institutional investors, including asset management firms such as JPMorgan Chase & Co., bear fiduciary and moral responsibilities as owners of stock in companies that may be connected to human rights violations. Thus we are encouraging the Corporation to report on policies and guidelines that address these issues. This report and guidelines can address how the Corporation as a shareholder can most effectively respond to these human rights issues, including strategies for shareowner engagement with the companies and/or divestment of such stock as appropriate.

RESOLVED

Shareowners request that the Board of Directors authorize and prepare a report to shareowners which discusses how our investment policies address or could address human rights issues, at reasonable cost and excluding proprietary information, by October 2008.

Such a report should review the current investment policies of the Corporation with a view toward adding appropriate policies and procedures to apply when a company in which we are invested, or its subsidiaries or affiliates, is identified as contributing to human rights violations through their businesses or operations in a country with a clear pattern of mass atrocities or genocide.

SUPPORTING STATEMENT

Proponents believe one example, clearly demonstrating the need for this report, concerns the ongoing atrocities in Sudan, and how certain types of foreign investment contribute to the conflict.

Sudan's western region, Darfur, continues to experience human rights abuses on an unimaginable scale, including systematic and widespread murder, torture, rape, abduction, looting and forced displacement. Since February 2003, hundreds of thousands of civilians have been killed by both deliberate and indiscriminate attacks, and 2.5 million civilians in the region have been displaced.

Much of the revenue fueling this conflict is generated by Sudan's oil industry. Rather than funding social development, the majority of the revenue is funneled into military expenditures.

With little capital or expertise to efficiently extract its own oil, Sudan relies almost entirely on foreign companies for both. The oil industry in Sudan is dominated by four foreign companies: China National Petroleum Corporation, Petronas of Malaysia, Oil and Natural Gas Corporation of India, and Sinopec of China.

Over 20 US states and 50 colleges have adopted Sudan investment policies, including engagement, screening and divestment, regarding these and other foreign companies operating in certain sectors in Sudan. A 1997 presidential executive order generally bars American companies and citizens from conducting business in Sudan. In 2007, President Bush reinforced that executive order.

Proponents believe that JPMorgan Chase & Co., as an investor, has a responsibility to address this internationally condemned conflict in the Sudan.

Board response to proposal 10:

The Board of Directors recommends that shareholders vote AGAINST this proposal for the following reasons:

We respect the proponents' concerns regarding human rights abuses, but oppose this resolution as unneeded. We note particularly the proponents' well-founded concerns regarding the humanitarian crisis in the Darfur region of Sudan. We oppose this resolution because we have policies and practices that are tailored to our business experience and already disclose information we believe might be relevant to such a report.

We support and respect the protection of fundamental human rights in each region of the world in which we operate. We operate in all major regions of the world and serve millions of consumers in the United States and many of the world's most prominent corporate, institutional and government clients. Our reputation is linked to the values for which we stand, and human rights are part of our commitment to corporate responsibility. We believe it is in our interest, and in the interest of the companies with which we do business and in which we invest, to operate in a business environment that is characterized by stability, transparency and respect for the rule of law. These factors can help secure economic prosperity and social cohesion, thus enabling companies to prosper.

We endeavor to insure that our behavior reflects best practices. The Firm supports international initiatives and we have in place internal policies and procedures consistent with our support of human rights. Our internal policies and procedures include:

- Code of Conduct
- Reputation Risk Management Policy
- Environmental and Social Risk Management Policy
- Supplier Code of Conduct
- Anti-Corruption
- Anti-Money Laundering
- Know Your Customer

The relation of a company to human rights issues may be complex and fact-specific, and our opportunities for engagement with a company vary greatly. The involvement of any particular company in a country with internal conflicts may be complex and even the most informed policy makers and experts may disagree as to the most appropriate responses to human rights and related concerns in a given situation. Where issues may be present, our opportunities for engagement vary.

- In our transactions processing businesses, as in our consumer businesses, the opportunity for engagement is as a practical matter limited.
- In our trading operations, we might hold positions in companies whether or not we have any other relationships or engagement with them, and often these positions are offsets to client-initiated transactions.
- In our investment and commercial banking business, such issues could be relevant in due diligence associated with underwriting or in discussions with clients on the importance of reputational issues.
- In asset management, as investors on behalf of our clients, we have a duty to seek to meet the financial investment objectives and policies for which our clients have hired us. We incorporate environmental, social and governance considerations in our investment processes, as appropriate for meeting our clients' goals and instructions.

Accordingly, the Board recommends a vote against this proposal.

Proposal 11 – Lobbying priorities report

Free Enterprise Action Fund, 12309 Briarbush Lane, Potomac MD 20854, the holder of our common stock with a market value in excess of $2,000, has advised us that it intends to introduce the following resolution:

Resolved: The shareholders request the Board of Directors report to shareholders by October 2008 on the Company's process for identifying and prioritizing legislative and regulatory public policy advocacy activities. The report should:

1. Describe the process by which the Company identifies, evaluates and prioritizes public policy issues of interest to the Company;
2. Identify and describe public policy issues of interest to the Company;
3. Prioritize the issues by importance to creating shareholder value; and
4. Explain the business rationale for prioritization.

The report should be conducted at reasonable cost and exclude confidential information.

Supporting Statement:

In 2004, environmental activists began pressuring the Company to adopt an environmental policy. Activist pressure tactics included transporting public school children to corporate headquarters to protest the Company on December 16, 2004 and protesting the Chairman William Harrison in his residential neighborhood on March 5, 2005.

On April 25, 2005, the Company issued an environmental policy similar to that demanded by the environmental activists, including a commitment to advocate a restrictive national policy for greenhouse gas emissions.

Over the past several years, the Company agreed to settle various lawsuits, including Enron and WorldCom litigation, for billions of dollars, despite claiming the Company had meritorious defenses to the lawsuits. The Company spent at least $500 million in attorney's fees during 2004.

The Company has not issued a policy, similar in form to its environmental policy, announcing the Company's commitment to advocate for litigation reform that might reduce unmeritorious litigation that reduces shareholder value.

Benefits to the Company and shareholders from litigation reform are more certain and tangible than benefits to shareholders from restrictive policies concerning greenhouse gas emissions. Moreover, shareholder value may very well be harmed by Company advocacy of a restrictive national global warming policy.

Board response to proposal 11:

The Board of Directors recommends that shareholders vote AGAINST this proposal for the following reasons:

JPMorgan Chase believes that it is in the Firm's and shareholders' best interests to be an effective participant in the legislative and regulatory process. The Firm does engage in lobbying and other political activities as permitted by applicable law.

We have described our philosophy and policies concerning political contributions and lobbying activities in the Political Contributions Statement posted on our public Web site. Further, our lobbying activities are regulated at both federal and state levels, and those regulations include disclosure requirements that already make information about our lobbying activities publicly available.

However, the Board believes that specific disclosure of our legislative and regulatory priorities and the business rationale behind every initiative and position we undertake would impose an undue burden on JPMorgan Chase. Our business is subject to extensive regulation at the federal and state levels. We are constantly involved in a number of legislative and regulatory initiatives in a broad spectrum of policy areas which can have an immediate and dramatic effect on our operations. Changing economic, regulatory and/or competitive circumstances can affect the priorities we attach to specific policy issues.

We note, in response to the proponents' specific stated concern, that the Firm regularly seeks appropriate avenues to advocate for litigation reform. For example, Mr. Dimon was Co-Chair of The Financial Services Roundtable Commission on Enhancing Competitiveness, which advocated litigation reform as one of its principle recommendations for maintaining American economic competitiveness in the global economy. Mr. Dimon is also a member of the Financial Services Forum and of its Litigation Reform Working Group, which is focusing on securities-related legal reform. The Firm also participates in other initiatives and groups working towards litigation reform. For example, a senior officer of the Firm is on the board of directors of the US Chamber of Commerce's Institute for Legal Reform, which has litigation reform as its primary goal.

Accordingly, the Board recommends a vote against this proposal.

General information about the meeting

Who can vote

You are entitled to vote your JPMorgan Chase common stock if our records showed that you held your shares as of the record date, March 21, 2008. At the close of business on that date, a total of 3,399,588,686 shares of common stock were outstanding and entitled to vote. Each share of JPMorgan Chase common stock has one vote. Your vote is confidential and will not be disclosed to persons other than those recording the vote, except as may be required in accordance with appropriate legal process or as authorized by you.

Voting your proxy

If your common stock is held by a broker, bank, or other nominee (held in street name), you will receive instructions from them that you must follow in order to have your shares voted.

If you hold your shares in your own name as a holder of record with our transfer agent, Mellon Investor Services LLC, you may instruct the proxies how to vote by using the toll free telephone number or the Internet voting site listed on the proxy card or by signing, dating, and mailing the proxy card in the postage paid envelope that we have provided for you. Specific instructions for using the telephone and Internet voting systems are on the proxy card. Of course, you can always come to the meeting and vote your shares in person. Whichever of these methods you select to transmit your instructions, the proxies will vote your shares in accordance with those instructions. If you sign and return a proxy card without giving specific voting instructions, your shares will be voted as recommended by our Board of Directors.

Matters to be presented

We are not now aware of any matters to be presented other than those described in this proxy statement. If any matters not described in the proxy statement are properly presented at the meeting, the proxies will use their own judgment to determine how to vote your shares. If the meeting is adjourned, the proxies can vote your common stock at the adjournment as well, unless you have revoked your proxy instructions.

Revoking your proxy

If your common stock is held in street name, you must follow the instructions of your broker, bank or other nominee to revoke your voting instructions. If you are a holder of record and wish to revoke your proxy instructions, you must advise the Secretary in writing before the proxies vote your common stock at the meeting, deliver later proxy instructions, or attend the meeting and vote your shares in person. Unless you decide to attend the meeting and vote your shares in person after you have submitted voting instructions to the proxies, we recommend that you revoke or amend your prior instructions in the same way you initially gave them – that is, by telephone, Internet, or in writing. This will help to ensure that your shares are voted the way you have finally determined you wish them to be voted.

How votes are counted

The annual meeting will be held if a majority of the outstanding common stock entitled to vote on the record date (a quorum) is represented at the meeting. If you have returned valid proxy instructions or attend the meeting in person, your common stock will be counted for the purpose of determining whether there is a quorum, even if you abstain from voting on some or all matters introduced at the meeting.

Voting by record holders – If you hold shares in your own name, you may either vote for, withhold your vote from, or abstain from the election of each nominee for the Board of Directors, and you may vote for, against, or abstain on all other proposals. If you just sign and submit your proxy card without voting instructions, your shares will be voted for each director nominee, for ratification of the appointment of the independent registered public accounting firm, for approval of the Amendment to the 2005 Long-Term Incentive Plan, for Reapproval of the Key Executive Performance Plan, and against each shareholder proposal.

Broker authority to vote – If you hold shares through a broker, follow the voting instructions you receive from your broker. If you want to vote in person, you must obtain a legal proxy from your broker and bring it to the meeting. If you do not submit voting instructions to your broker, your broker may still be permitted to vote your shares under the following circumstances:

- *Discretionary items.* The election of directors and ratification of the appointment of the independent registered public accounting firm are discretionary items. Generally, brokers that do not receive instructions from beneficial owners may vote on these proposals in their discretion.
- *Non-discretionary items.* Approval of the Amendment to the 2005 Long-Term Incentive Plan, Reapproval of the Key Executive Performance Plan and the shareholder proposals are non-discretionary items and may not be voted on by brokers who have not received specific voting instructions from beneficial owners.

Election of directors – At the meeting, each nominee must receive the affirmative vote of a majority of the votes cast in respect of his or her election to be elected. Accordingly, votes "withheld" from a nominee's election will have the effect of a vote against that director's election. If an incumbent nominee is not elected by the requisite vote, he or she must tender his or her resignation, and the Board of Directors, through a process managed by the Governance Committee, will decide whether to accept the resignation at its next regular meeting. Broker non-votes and abstentions will have no impact as they are not counted as votes cast.

Amendment to the 2005 Long-Term Incentive Plan – The affirmative vote of a majority of the shares of common stock present in person or by proxy and entitled to vote at the annual meeting is required to approve the Amendment to the 2005 Long-Term Incentive Plan, provided that a majority of the outstanding shares of common stock entitled to vote on the proposal are voted with respect to the proposal. In determining whether the proposal has received the requisite number of affirmative votes, abstentions and broker non-votes will have the same effect as a vote against the proposal.

Other proposals – The affirmative vote of a majority of the shares of common stock present in person or by proxy and entitled to vote at the annual meeting is required to approve all other proposals. In determining whether each of the other proposals has received the requisite number of affirmative votes, abstentions and broker non-votes will have the same effect as a vote against the proposal.

Board recommendation

The Board of Directors recommends that you vote for each of the director nominees, for ratification of the appointment of the independent registered public accounting firm, for approval of the Amendment to the 2005 Long-Term Incentive Plan, for Reapproval of the Key Executive Performance Plan, and against each shareholder proposal.

Cost of this proxy solicitation

We will pay the cost of this proxy solicitation. In addition to soliciting proxies by mail, we expect that a number of our employees will solicit shareholders personally and by telephone. None of these employees will receive any additional or special compensation for doing this. We have retained Georgeson Inc. to assist in the solicitation of proxies for a fee of $25,000 plus reasonable out-of-pocket costs and expenses. We will, on request, reimburse brokers, banks, and other nominees for their expenses in sending proxy materials to their customers who are beneficial owners and obtaining their voting instructions.

Attending the annual meeting

Admission – If you attend the meeting in person you will be asked to present photo identification, such as a driver's license. If you are a holder of record and plan to attend the annual meeting, please indicate this when you vote. The top half of the proxy card is your admission ticket. If you hold your common stock in street name, you will need proof of ownership to be admitted to the meeting. A recent brokerage statement or a letter from your bank or broker are examples of proof of ownership. If you want to vote your common stock held in street name in person, you must get a written proxy in your name from the broker, bank, or other nominee that holds your shares.

Internet access – You may listen to the annual meeting over the Internet. Please go to our Web site, www.jpmorganchase.com, early to download any necessary audio software.

Important notice regarding delivery of security holder documents

SEC rules and Delaware law permit us to mail a single copy of the annual report and proxy statement in one envelope to all shareholders residing at the same address if certain conditions are met. This is called householding and can result in significant savings of paper and mailing costs. JPMorgan Chase households all annual reports and proxy statements mailed to shareholders.

If you choose not to household your annual reports and proxy statements, you should send a written request (including your name, address and Social Security Number) within 60 days after the mailing of this proxy statement to the Secretary at the address below. In addition, if you choose to continue householding but would like to receive an additional copy of the annual report or proxy statement for members of your household, you may contact the Secretary at: JPMorgan Chase & Co., Office of the Secretary, 277 Park Avenue, New York, New York 10172 or by calling 212-270-6000. Shareholders residing at the same address who wish to receive a single copy of the annual report and proxy statement may do so by contacting the Secretary at the address or phone number set forth above.

Electronic delivery of proxy materials and annual report

You may access this proxy statement and our annual report to shareholders on our Web site at www.jpmorganchase.com, under the Investor Relations tab. From the Investor Relations tab, you also may access our 2007 Annual Report on Form 10-K, by selecting "Financial information" and then "SEC filings".

If you would like to reduce the Firm's costs of printing and mailing proxy materials for next year's annual meeting of shareholders, you can opt to receive all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet rather than in printed form. To sign up for electronic delivery, please visit https://icsdelivery.com/jpm/index.html and follow the instructions to register. Or alternatively, if you vote your shares using the Internet, when prompted, indicate that you agree to receive or access shareholder communications electronically in future years. Prior to next year's meeting, you will receive an e-mail notification that the proxy materials and annual report are available on the Internet and instructions for voting by Internet. Electronic delivery will continue in future years until you revoke your election by sending a written request to the Secretary at the address provided above under "Important notice regarding delivery of security holder documents". If you are a beneficial, or "street name", shareholder who wishes to register for electronic delivery, you should review the information provided in the proxy materials mailed to you by your broker, bank, or other nominee.

If you have agreed to electronic delivery of proxy materials and annual reports to shareholders, but wish to receive printed copies, please contact the Secretary at the address provided above.

A printed copy of our 2007 Annual Report on Form 10-K will be provided to you without charge upon written request to the Secretary at the address provided above.

Shareholder proposals and nominations for the 2009 annual meeting

Proxy statement proposals

Under SEC rules, proposals that shareholders seek to have included in the proxy statement for our next annual meeting of shareholders must be received by the Secretary of JPMorgan Chase not later than December 1, 2008.

Other proposals and nominations

Our By-laws govern the submission of nominations for director or other business proposals that a shareholder wishes to have considered at a meeting of shareholders, but which are not included in JPMorgan Chase's proxy statement for that meeting. Under our By-laws, nominations for director or other business proposals to be addressed at our next annual meeting may be made by a shareholder entitled to vote who has delivered a notice to the Secretary of JPMorgan Chase no later than the close of business on February 19, 2009, and not earlier than January 20, 2009. The notice must contain the information required by the By-laws.

These advance notice provisions are in addition to, and separate from, the requirements that a shareholder must meet in order to have a proposal included in the proxy statement under the rules of the SEC.

A proxy granted by a shareholder will give discretionary authority to the proxies to vote on any matters introduced pursuant to the above advance notice By-law provisions, subject to applicable rules of the SEC.

Copies of our By-laws are available on our Web site, www.jpmorganchase.com, under Governance, or may be obtained from the Secretary.

Anthony J. Horan
Secretary

Appendix A

Director independence standards

Relationship	*Requirements for immateriality*
Loans	Extensions of credit to a director, a director's spouse, minor children and any other relative of the director who shares the director's home or who is financially dependent on the director, or any such person's principal business affiliations must be made in the ordinary course of business and on substantially the same terms as those prevailing for comparable transactions with nonaffiliated persons. Extensions of credit to such persons or entities must comply with applicable law, including the Sarbanes-Oxley Act and Federal Reserve Board Regulation O. When a director is an officer of a for-profit entity that is a client of the Firm, termination of the extension of credit to such entities in the normal course of business must not reasonably be expected to have a material adverse effect on the financial condition, results of operations or business of the borrower. The extension of credit may not be on a non-accrual basis.
Financial services	Financial services provided to a director, a director's spouse, minor children and any other relative of the director who shares the director's home or who is financially dependent on the director, or any such person's principal business affiliations must be made in the ordinary course of business on substantially the same terms as those prevailing at the time for comparable transactions with nonaffiliated persons. When a director is an officer of a for-profit entity that is a client of the Firm, termination of the financial services provided in the normal course of business must not reasonably be expected to have a material adverse effect on the financial condition, results of operations or business of such entities.
Business transactions	Transactions between the Firm and a director's or a director's immediate family member's principal business affiliations for property or services, or other contractual arrangements, must be made in the ordinary course of business on substantially the same terms as those prevailing for comparable transactions with nonaffiliated persons. The aggregate payments made by the other entity to the transaction to the Firm, or received by the other entity from the Firm, must not exceed in any one of its last three fiscal years, the greater of $1 million or 2% of such other entity's annual consolidated gross revenues.
Charitable contributions	The aggregate contributions made by the Firm (directly or through its Foundation) to any non-profit organization, foundation or university of which a director is employed as an officer must not exceed in any one of its last three fiscal years, the greater of $1 million or 2% of such entity's annual consolidated gross revenues, excluding amounts contributed to match contributions made by employees and directors.
Legal services	Where a director is a partner or associate of, or of counsel to, a law firm that provides legal services to the Firm, neither the director nor a director's immediate family member may provide such legal services to the Firm. The aggregate payments made by the Firm to the law firm must not exceed the greater of $1 million or 2% of the law firm's annual consolidated gross revenue in each of the three past fiscal years.
Director is a retired officer or a non-management director of an entity that does business with the Firm	The relationship between the Firm and the entity will not be deemed relevant unless the Board determines otherwise.

An "immediate family member" includes a person's spouse, parents, children, siblings, mothers and fathers-in-law, sons and daughters-in-law, brothers and sisters-in-law, and anyone (other than domestic employees) who share such person's home. A "principal business affiliation" is an entity for which a person serves as an officer, owns more than 5% of, or is a general partner, but does not include an entity of which the person is a retired officer or for which the person serves as a non-management director (unless the Board determines otherwise). For purposes of "Business transactions" above, payments include interest and fees on loans and financial services, but do not include loan proceeds, repayments of principal on loans, payments arising from investments by an entity in the Firm's securities or the Firm in an entity's securities, and payments from trading and other similar financial relationships.

Appendix B

JPMorgan Chase & Co. 2005 Long-Term Incentive Plan

As Amended and Restated Effective May 20, 2008

1. **Purpose.** The JPMorgan Chase & Co. Long-Term Incentive Plan (the "Plan") is an amendment and restatement, effective May 20, 2008, subject to shareholder approval on that date, of the JPMorgan Chase & Co. 2005 Long Term Incentive Plan. The purpose of the Plan is to provide stock-based incentives for designated employees of the Company to acquire a proprietary interest in the growth and performance of the Company and to have an increased incentive in contributing to the Company's future success and prosperity. It is also designed to enhance the Company's ability to attract, retain and reward employees of exceptional talent and allows the Company to respond to a changing business environment in a flexible manner. The Plan provides a mechanism to grant shares of Common Stock to Directors with respect to their fee retainer.

2. **Definitions.** For purposes of the Plan, the following terms shall have the meanings set forth in this Section 2:

(a) "Act" shall mean the Securities Exchange Act of 1934, as amended from time to time.

(b) "Award" shall mean any type of stock-based award granted pursuant to the Plan.

(c) "Award Agreement" means the document by which each Award is evidenced, as described in Section 13.

(d) "Board" shall mean the Board of Directors of JPMC; provided that any action taken by a duly authorized committee of the Board within the scope of authority delegated to such committee by the Board shall be considered an action of the Board for purposes of this Plan.

(e) "JPMC" shall mean JPMorgan Chase & Co., and, except as otherwise specified in this Plan in a particular context, any successor thereto, whether by merger, consolidation, purchase of all or substantially all its assets or otherwise.

(f) "Code" shall mean the Internal Revenue Code of 1986, as from time to time amended.

(g) "Committee" shall mean the Compensation & Management Development Committee of the Board (or any successor committee) or any subcommittee thereof composed of not fewer than two directors, each of whom is a "non-employee director" as defined in Rule 16b-3 promulgated by the Securities and Exchange Commission under the Act, or any successor definition adopted by the Commission and is an "outside director" for purposes of Section 162(m) of the Code.

(h) "Common Stock" shall mean the common stock of JPMC, par value $1 per share.

(i) "Company" shall mean JPMC and its Subsidiaries.

(j) "Director" shall mean a member of the Board of Directors of JPMC excluding any member who is an officer or Employee of the Company.

(k) "Employee" shall mean any employee of the Company.

(l) "Fair Market Value" shall mean (unless the Committee specifies a different valuation method) per share of Common Stock, the average of high and low sale prices of the Common Stock as reported on the New York Stock Exchange ("NYSE") composite tape on the applicable date, or, if there are no such sale prices of Common Stock reported on the NYSE composite tape on such date, then the average price of the Common Stock on the last previous day on which high and low sale prices are reported on the NYSE composite tape.

(m) "Other Stock-Based Award" shall mean any of those Awards described in Section 9 hereof.

(n) "Participant" shall mean an Employee or Director who has been granted an Award under the Plan.

(o) "Subsidiary" shall mean any corporation that at the time qualifies as a subsidiary of JPMC under the definition of "subsidiary corporation" in Section 424(f) of the Code, as amended from time to time. Notwithstanding the foregoing, the Committee, in its sole and absolute discretion, may determine that any entity in which JPMC has a significant equity or other interest is a "Subsidiary."

3. **Shares subject to the Plan.**

(a) The stock subject to provisions of the Plan shall be shares of authorized but unissued Common Stock and authorized and issued shares of Common Stock held as treasury shares. Subject to adjustment as provided in Sections 3(b) and 17, the number of shares of Common Stock with respect to which Awards may be granted under the Plan from its term commencing May 20, 2008 and ending May 31, 2013 shall be 350 million shares of Common Stock; provided that not more than 30 million shares may be issued as Awards of incentive stock options as defined by Section 422 of the Code.

(b) In addition to the number of shares of Common Stock provided for in Section 3(a), there shall be available for Awards under the Plan:

  (i) shares representing Awards that are canceled, surrendered, forfeited, terminated or expire unexercised,

  (ii) shares withheld or tendered to exercise an option or to satisfy withholding tax obligations of any Award,

(iii) shares granted through assumption of, or in substitution for, outstanding awards previously granted by an employing company to individuals who become Employees as the result of a merger, consolidation, acquisition or other corporate transaction involving the employing company and the Company, or shares granted to such Employees (x) pursuant to contractual obligations with respect to such merger, consolidation, acquisition or other corporate transaction or (y) as retention awards in connection with such transactions, and

(iv) Awards which by their terms may be settled only in cash.

(c) For purposes of calculating the number of shares of Common Stock available for issuance under the Plan, only the maximum number of shares that could be issued under Awards granted in tandem shall reduce the number specified in Section 3(a), provided that the Award Agreement provides that the exercise of one right under an Award reduces the number of shares of Common Stock available under the other Award.

4. Eligibility. Any Employee selected by the Committee is eligible to be a Participant in the Plan. In addition, as provided in Section 12, at the discretion of the Committee, a Director shall be eligible to receive an Other Stock-Based Award in the form of shares of Common Stock (including restricted stock) or restricted stock units with respect to his or her annual stock retainer fee or other compensation for service as a Director.

5. Limitations. The Committee may not grant Awards under the Plan to any Participant in excess of 7.5 million shares during the term of the Plan.

6. Administration. Unless otherwise determined by the Board, the Plan shall be administered by the Committee. As to the selection of, and Awards to, Participants who are not subject to Section 16 of the Act, the Committee may delegate any or all of its responsibilities to officers or employees of the Company.

Subject to the provisions of the Plan, the Committee shall have complete control over the administration of the Plan and shall have the authority in its sole discretion to (a) construe, interpret and implement the Plan and all Award Agreements, (b) establish, amend, and rescind any rules and regulations relating to the Plan, (c) grant Awards, (d) determine who shall receive Awards, when such Awards shall be made and the terms and provisions of Award Agreements, (e) establish plans supplemental to this Plan covering Employees residing outside of the United States, (f) provide for mandatory or voluntary deferrals of Awards and (g) make all other determinations in its discretion that it may deem necessary or advisable for the administration of the Plan. The Committee may correct any defect, supply any omission or reconcile any inconsistency in the Plan or in any Award Agreement in the manner and to the extent it shall deem desirable to carry the Plan or any such Award Agreement into effect.

Notwithstanding anything herein to the contrary, the Committee's determinations under the Plan and the Award Agreements are not required to be uniform. By way of clarification, the Committee shall be entitled to make non-uniform and selective determinations under Awards Agreements and Plan.

The determinations of the Committee in the administration of the Plan, as described herein, shall be final and conclusive.

7. Stock options.

(a) Subject to the provisions of the Plan, the Committee shall have the sole and absolute discretion to determine to whom and when Awards of stock options will be made, the number of options to be awarded and all other terms and conditions of such Awards. Such terms and conditions may include one or more of the performance criteria or standards described in Section 10.

(b) In the case of incentive stock options, the terms and conditions of such grants shall be subject to and comply with such requirements as may be prescribed by Section 422 of the Code, and any implementing regulations.

(c) The Committee shall establish the option exercise price at the time each stock option is granted, which exercise price shall not be less than 100% of the Fair Market Value of the Common Stock on the date of grant; provided that the per share exercise price of any Award of stock options may not be decreased after it has been granted (other than as provided for in Section 17); provided, further, that an Award of stock options may not be surrendered as consideration in exchange for the grant of a new Award under this Plan if such Award were to have a lower per share exercise price. Stock options may not be exercisable later than 10 years after their date of grant.

(d) The option exercise price of each share of Common Stock as to which a stock option is exercised shall be paid in full at the time of such exercise. The method and form of such payment shall be determined by the Committee from time to time.

8. Stock appreciation rights.

(a) Subject to the provisions of the Plan, the Committee shall have the sole and absolute discretion to determine to whom and when Awards of stock appreciation rights will be made, the number to be awarded and all other terms and conditions of such Awards. Such terms and conditions may include one or more of the performance criteria or standards described in Section 10.

(b) The Committee shall establish the stock appreciation right exercise price at the time each stock appreciation right is granted, which exercise price shall not be less than 100% of the Fair Market Value of the Common Stock on the date of grant; provided that the per share exercise price of any Award of stock appreciation rights may not be decreased after it has been granted (other than as provided for in Section 17); provided, further, that an Award of stock appreciation rights may not be surrendered as consideration in exchange for the grant of a new Award under this Plan if such Award were to have a lower per share exercise price. Stock appreciation rights may be granted independent of any Award of stock options or in conjunction with all or any part of any Award of stock options, either at the same time as the Award of stock options is granted or at any later time during the term of such options; provided that the exercise price of a stock appreciation right granted in tandem with a stock option shall not be less than 100% of the Fair Market Value at the date of the grant of such option.

(c) Upon exercise, a stock appreciation right shall entitle the Participant to receive from the Company an amount equal to the positive difference between the Fair Market Value of a share of Common Stock on the exercise date of the stock appreciation right and the per share exercise price, multiplied by the number of shares of Common Stock with respect to which the stock appreciation right is exercised. The Committee shall determine at the date of grant whether the stock appreciation right shall be settled in cash, Common Stock or a combination of cash and Common Stock.

A stock appreciation right or applicable portion thereof allocated to a stock option shall terminate and no longer be exercisable upon the termination or exercise of any related stock option. Stock appreciation rights may not be exercisable later than 10 years after their date of grant.

9. Other Stock-Based Awards. Subject to the provisions of the Plan, the Committee shall have the sole and absolute discretion to determine to whom and when "Other Stock-Based Awards" will be made, the number of shares of Common Stock to be awarded under (or otherwise related to) such Other Stock-Based Awards and all other terms and conditions of such Awards. Other Stock-Based Awards are Awards of Common Stock and other Awards that are valued in whole or in part by reference to, or otherwise based on the Fair Market Value of Common Stock. Other Stock-Based Awards shall be in such form as the Committee shall determine, including without limitation, (i) shares of Common Stock, (ii) shares of Common Stock subject to restrictions on transfer until the completion of a specified period of service, the occurrence of an event or the attainment of performance objectives, each as specified by the Committee, (iii) shares of Common Stock issuable upon the completion of a specified period of service, (iv) restricted stock units distributed in the form of shares of Common Stock after the restrictions lapse and (v) conditioning the right to an Award upon the occurrence of an event or the attainment of one or more performance objectives, as more fully described in Section 10. The Committee shall determine at date of grant whether Other Stock-Based Awards shall be settled in cash, Common Stock or a combination of cash and Common Stock.

10. Performance-Based Awards. The Committee may from time to time, establish performance criteria or standards with respect to an Award, so that the value of such Awards is deductible by the Company under Section 162(m) of the Code (or any successor section thereto) ("Performance-Based Awards"). Notwithstanding the foregoing, the Committee in its discretion may provide for Performance-Based Awards to individuals not subject to Section 162(m) of the Code or provide for Performance-Based Awards that do not satisfy Section 162(m) of the Code. A Participant's Performance-Based Award may be determined based on the attainment of written performance goals approved by the Committee for a performance period established by the Committee (i) while the outcome for that performance period is substantially uncertain and (ii) no more than 90 days after the commencement of the performance period to which the performance goal relates or, if less, the number of days which is equal to 25 percent of the relevant performance period. The performance goals may be based upon one or more of the following criteria: (i) income before or after taxes (including income before interest, taxes, depreciation and amortization); (ii) earnings per share; (iii) return on common equity; (iv) expense management; (v) return on investment; (vi) stock price; (vii) revenue growth; (viii) efficiency ratio; (ix) credit quality; (x) ratio of non-performing assets to performing assets; (xi) shareholder value added; (xii) return on assets; and (xiii) profitability or performance of identifiable business units. Additionally, the foregoing criteria may relate to JPMC, one or more of its Subsidiaries or one or more of its divisions or units. In addition, to the degree consistent with Section 162(m) of the Code (or any successor section thereto), the performance goals may be calculated without regard to extraordinary items.

The Committee shall determine whether, with respect to a performance period, the applicable performance goals have been met with respect to a given Participant and, if they have, to so certify and ascertain the amount of the applicable Performance-Based Award. No Performance-Based Awards will be paid for such performance period until the Committee makes such certification. The amount of the Performance-Based Award actually paid to a given Participant may be less than the amount determined by the applicable performance goal formula, at the discretion of the Committee. The amount of the Performance-Based Award determined by the Committee for a performance period shall be paid to the Participant at such time as determined by the Committee in its sole discretion after the end of such performance period.

11. Dividends, equivalents and voting rights. Awards of Other Stock-Based Awards in the form of restricted stock and restricted stock units may provide the Participant with dividends or dividend equivalents; and Awards of Other Stock-Based Awards in the form of restricted stock may provide for voting rights prior to vesting.

12. Director awards. The Board or Committee may provide that each Director shall receive his/her annual stock retainer fee or other compensation for service as a Director in the form of an Award of shares of Common Stock or Other Stock-Based Award. Each Award shall have such terms and conditions as the Board or Committee may specify. Any Award of restricted stock units shall provide for dividend equivalents that shall be payable as additional restricted stock units. Following termination of service as a Director, restricted stock units may be settled in cash or shares of Common Stock, as the Board or Committee may specify.

13. Award agreements. Each Award under the Plan shall be evidenced by a document setting forth the terms and conditions, not inconsistent with the provisions of the Plan, as determined by the Committee, which shall apply to such Award. Such document may be delivered by mail or electronic means, including the internet. The Committee may amend any Award Agreement to conform to the requirements of law.

14. Withholding and right of offset.

(a) The Company shall have the right to deduct from all amounts paid to any Participant in cash (whether under this Plan or otherwise) any taxes required by law to be withheld therefrom. In the case of payments of Awards in the form of Common Stock, at the Committee's discretion, the Participant may be required to pay, in such form as the Committee may specify, to the Company the amount of any taxes required to be withheld with respect to such Common Stock prior to its receipt, or, in lieu thereof, the Company shall have the right to retain the number of shares of Common Stock the Fair Market Value of which equals the amount required to be withheld.

(b) To the extent that any amounts hereunder are not deferred compensation within the meaning of Section 409A of the Internal Revenue Code, the Company shall have the right to offset against its obligation to deliver shares of Common Stock or cash under the Plan or any Award Agreement any amounts (including, without limitation, travel and entertainment expenses or advances, loans, credit card obligations, repayment obligations under any Awards, or amounts repayable pursuant to tax equalization, housing, automobile or other employee programs), the Participant then owes to the Company. Additionally, in situations where such amounts are owed to the Company or the amount owed has not been determined in full, the Company may preclude a Participant from exercising an Award of stock options or stock appreciation rights until such amount is paid or established in full.

15. Nontransferability. No Award shall be assignable or transferable, and no right or interest of any Participant in any Award shall be subject to any lien, obligation or liability of the Participant, except by will, the laws of descent and distribution, or as otherwise set forth in the Award agreement; provided that with respect to Awards (other than an Award of an incentive stock option), the Committee may, in its sole discretion, permit certain Participants or classes of Participants to transfer Awards of nonqualified stock options and stock appreciation rights or Other Stock-Based Awards to such individuals or entities as the Committee may specify.

16. No right to employment or continued participation in plan. No person shall have any claim or right to the grant of an Award prior to the date that an Award agreement is delivered to such person and the satisfaction of the appropriate formalities specified in the Award agreement, and the grant of an Award shall not be construed as giving a Participant the right to be retained in the employ of the Company or to be eligible for any subsequent Awards. Further, the Company expressly reserves the right to dismiss at any time a Participant free from any liability or any claim under the Plan, except as provided herein or in any agreement entered into hereunder.

17. Adjustment of and changes in common stock. In the event of any change in the outstanding shares of Common Stock by reason of any stock dividend or split, recapitalization, issuance of a new class of common stock, merger, consolidation, spin-off, combination or exchange of shares or other similar corporate change, or any distributions to shareholders of Common Stock other than regular cash dividends, the Committee will make such substitution or adjustment, if any, as it deems to be equitable, as to the number or kind of shares of Common Stock or other securities issued or reserved for issuance pursuant to the Plan, including, but not limited to, adjustments with respect to the limitations imposed by Sections 3 and 5 and to make appropriate adjustments (including the number of shares and the exercise price) to outstanding Awards (without regard to the re-pricing restrictions set forth in Sections 7 and 8).

18. Amendment. The Board may amend, suspend or terminate the Plan or any portion hereof at any time without shareholder approval, except to the extent otherwise required by the Act or New York Stock Exchange listing requirements. Notwithstanding the foregoing, except in the case of an adjustment under Section 17, any amendment by the Board shall be conditioned on shareholder approval if it increases (i) the number of shares of Common Stock authorized for grant under Section 3, (ii) the number of shares authorized for grant to individual participants under any form of an Award as set forth in Section 5, or (iii) if such amendment eliminates restrictions applicable to the reduction of the exercise price of an option or stock appreciation right or the surrender of such Award in consideration for a new Award with a lower exercise price as set forth in Sections 7 and 8.

19. Unfunded status of plan. The Plan is intended to constitute an "unfunded" plan for long-term incentive compensation. Nothing herein shall be construed to give any Participant any rights with respect to unpaid Awards that are greater than those of a general unsecured creditor of JPMC.

20. Successors and assigns. The Plan and Awards made thereunder shall be binding on all successors and assigns of the Company and each Participant, including without limitation, the estate of such Participant and the executor, administrator or trustee of such estate, or any receiver or trustee in bankruptcy or representative of the Participant's creditors.

21. Governing law. The validity, construction and effect of the Plan, any rules and regulations relating to the Plan and any Award Agreement shall be determined in accordance with the laws of the State of New York without reference to principles of conflict of laws.

22. Effective date. The effective date of this Plan is May 20, 2008. No Awards shall be granted under the Plan after May 31, 2013 or the date the Plan is earlier terminated by the Board; provided, however, that the termination of the Plan shall not preclude the Company from complying with the terms of Awards outstanding on the date the Plan terminates.

Appendix C

2005 Long-Term Incentive Plan – Plan features and equity grant history 2002-2007

The following description of Plan features is qualified in its entirety by reference to the Plan, a copy of which is attached to this proxy statement as Appendix B.

Plan features

Proposal: The Plan provides that 350 million shares of Common Stock will be available for issuance as awards commencing May 20, 2008, subject to exclusions specified below that do not count against the share limit. No unissued shares will be carried over from the Prior Plan.

Participation: All employees (including executive officers) and non-management members of the Board of Directors will be eligible to participate. Approximately 26,700 employees received awards under the Plan in January 2008.

Expiration: May 31, 2013.

Administration: Compensation & Management Development Committee.

Award type (exercise price): (a) nonqualified stock options, stock appreciation rights (SARs) and incentive stock options and (b) other stock-based awards, which may include without limitation restricted stock units, restricted shares, performance share units and performance shares. The exercise price for all option and SAR awards may not be less than 100% of the fair market value of our common stock on the date of grant.

Payment: Cash, check or previously owned shares. The Plan does not provide for company loans to participants.

Terms and vesting: For options and SARs, such awards expire no more than 10 years after the date granted. Awards granted since 2005 for performance vest 50% after two years and 50% after three years.

Change in control: The Plan does not include change in control provisions.

Repricing: The Plan expressly prohibits repricing.

Other Plan notes

The following shares do not count against the 350 million share Plan limit: shares canceled, surrendered, forfeited or terminated, or that expire unexercised; shares withheld or tendered to exercise an option or for taxes; shares granted as restorative options pursuant to options awarded by Bank One prior to 2003; shares granted through assumption of, or in substitution for, awards previously granted by an acquired company; shares granted as retention awards in connection with an acquisition; and awards which by their terms may be settled only in cash.

The Plan replaced the Prior Plan, as well as the two non-shareholder approved plans, with a single, shareholder approved plan pursuant to which future equity awards will be made to employees of JPMorgan Chase and its subsidiaries.

No eligible participant may receive awards on more than 7.5 million shares during the 5 year term of the Plan.

During the Plan term, at least 80% of the awards made under the Plan shall be subject to vesting (or exercise) schedules so that such awards shall not vest (or become exercisable) more rapidly than ratably over three years, other than in circumstances such as death, retirement, involuntary termination of employment, or if the award would become vested (or exercisable) upon the achievement of performance objectives over a period of at least one year.

The following summarizes the grant history of equity awards made by JPMorgan Chase from 2002 through 2007. (Amounts shown for 2002, 2003 and 2004 reflect the combined grants of JPMorgan Chase and Bank One on a pro forma basis.) Although grants may be made throughout the year, the majority of grants are awarded in January. RSUs are granted in lieu of cash. In January 2008, approximately 64 million restricted stock units and 5.85 million stock appreciation rights (SARs) (settled only in shares) were granted under the Firm's shareholder approved plan as part of employee annual incentive compensation or as periodic equity awards. Other than these grants, the Firm does not anticipate making any significant grants to employees other than ongoing hiring awards under the 2005 Long-Term Incentive Plan before the May 2008 shareholder meeting.

(Shares in millions)	*2002*	*2003*	*2004*	*2005*	*2006*	*2007*
Option/SAR grants	112.3	64.9	25.1	17.2	15.2	21.4
Restricted stock/unit grants	29.2	49.9	38.6	38.1	44.6	47.6
Average fully diluted shares	3,556	3,553	3,593	3,557	3,574	3,508
Option/SAR grants as percent of average fully diluted shares	3.2%	1.8%	0.7%	0.5%	0.4%	0.6%
Restricted stock/unit grants as percent of average fully diluted shares	0.8%	1.4%	1.1%	1.1%	1.3%	1.4%
Total grants as percent of average fully diluted shares	4.0%	3.2%	1.8%	1.6%	1.7%	2.0%

Appendix D

JPMorgan Chase & Co. Key Executive Performance Plan

As Amended and Restated Effective January 1, 2009

1. **Purpose.** The Key Executive Performance Plan of JPMorgan Chase & Co. (As Amended and Restated Effective January 1, 2009) (the "Plan") is designed to attract and retain the services of selected employees who are in a position to make a material contribution to the successful operation of the business of JPMorgan Chase & Co. or one or more of its Subsidiaries. The Plan shall become effective January 1, 2009, subject to approval by stockholders in the manner required by Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code").

2. **Definitions.** For purposes of this Plan, the following terms shall have the following meanings:

(a) "Award" means an amount payable to a Participant pursuant to Section 4 of this Plan.

(b) "Board of Directors" means the Board of Directors of the Corporation.

(c) "Compensation Committee" or "Committee" means the Compensation and Management Development Committee of the Board of Directors.

(d) "Corporation" means JPMorgan Chase & Co.

(e) "Participant" means an employee of the Corporation or of a Subsidiary who has been designated by the Committee as eligible to receive an Award pursuant to the Plan for the Plan Year.

(f) "Plan Year" means the calendar year.

(g) "Subsidiary" means (i) any corporation, domestic or foreign, more than 50 percent of the voting stock of which is owned or controlled, directly or indirectly, by the Corporation; or, (ii) any partnership, more than 50 percent of the profits interest or capital interest of which is owned or controlled, directly or indirectly, by the Corporation; or (iii) any other legal entity, more than 50 percent of the ownership interest, such interest to be determined by the Committee, of which is owned or controlled, directly or indirectly, by the Corporation.

3. **Determination of Bonus Pool.** Not later than three months after the beginning of the Plan Year, the Committee shall prescribe an objective formula pursuant to which a pool of funds (a "bonus pool") will be created for that Plan Year. The bonus pool will consist of a percentage, established by the Committee, of the Corporation's income before income tax expense for that Plan Year in excess of a percentage, established by the Committee, of total stockholders' equity of the Corporation at the beginning of that Plan Year. At the time that it determines the bonus pool formula, the Committee may make provision for excluding the effect of extraordinary events and changes in accounting methods, practices or policies on the amount of the bonus pool.

4. **Awards.**

4.1 Coincident with the establishment of the formula under which the bonus pool will be created for a Plan Year the Committee shall assign shares of the bonus pool for that Plan Year to those individuals whom the Committee designates as Participants for that Plan Year; provided that such shares shall not exceed, in the aggregate, 100% of the bonus pool. The maximum annual Award which can be made to any one Participant for a Plan Year is the sum of (a) .2% of the Corporation's total income before income tax expense, extraordinary items and effect of accounting changes, as set forth on the Corporation's Consolidated Statement of Income for such Plan Year and (b) $1 million.

4.2 Notwithstanding the provisions of Section 4.1, the Committee may, in its sole discretion, reduce the amount otherwise payable to a Participant at any time prior to the payment of the Award to the Participant.

5. **Eligibility For Payment of Awards.** Subject to Section 4.2, a Participant who has been assigned a share of the bonus pool shall receive payment of an Award if he or she remains employed by the Corporation or its Subsidiaries through the end of the applicable Plan Year; provided, however, that no Participant shall be entitled to payment of an Award hereunder until the Committee certifies in writing that the performance goals and any other material terms of the Plan have in fact been satisfied. (Such written certification may take the form of minutes of the Committee).

6. **Form and Timing of Payment of Awards.**

6.1 Awards may be paid, in whole or in part, in cash, in the form of grants of stock based awards (other than options) made under the Corporation's Long Term Incentive Plan, as amended from time to time, or any successor plan in effect when such grants are made, or in any other form prescribed by the Committee, and may be subject to such additional restrictions as the Committee, in its sole discretion, shall impose.

6.2 If an Award is payable in shares of common stock of the Corporation or in another form permitted under the Long-Term Incentive Plan, such Awards will be issued and valued in accordance with the Long-Term Incentive Plan.

6.3 Subject to Sections 5 and 7 hereof, Awards shall be paid at such time as the Committee may determine.

7. **Deferral of Payment of Awards.** The Committee may, in its sole discretion, permit a Participant to defer receipt of a cash Award, subject to such terms and conditions as the Committee shall impose.

8. Administration.

8.1 The Plan shall be administered by the Compensation Committee.

8.2 Subject to the provisions of the Plan, the Committee shall have exclusive power to determine the amounts that shall be available for Awards each Plan Year and to establish the guidelines under which the Awards payable to each Participant shall be determined.

8.3 The Committee's interpretation of the Plan, grant of any Award pursuant to the Plan, and all actions taken within the scope of its authority under the Plan, shall be final and binding on all Participants (or former Participants) and their executors.

8.4 The Committee shall have the authority to establish, adopt or revise such rules or regulations relating to the Plan as it may deem necessary or advisable for the administration of the Plan.

9. Amendment and Termination. The Board of Directors or a designated committee of the Board of Directors (including the Committee) may amend any provision of the Plan at any time; provided that no amendment which requires stockholder approval in order for bonuses paid pursuant to the Plan to be deductible under the Code, as amended, may be made without the approval of the stockholders of the Corporation. The Board of Directors shall also have the right to terminate the Plan at any time.

10. Miscellaneous.

10.1 The fact that an employee has been designated a Participant shall not confer on the Participant any right to be retained in the employ of the Corporation or one or more of its Subsidiaries, or to be designated a Participant in any subsequent Plan Year.

10.2 No Award under this Plan shall be taken into account in determining a Participant's compensation for the purpose of any group life insurance or other employee benefit plan unless so provided in such benefit plan.

10.3 This Plan shall not be deemed the exclusive method of providing incentive compensation for an employee of the Corporation and its Subsidiaries, nor shall it preclude the Committee or the Board of Directors from authorizing or approving other forms of incentive compensation.

10.4 All expenses and costs in connection with the operation of the Plan shall be borne by the Corporation and its Subsidiaries.

10.5 The Corporation or other Subsidiary making a payment under this Plan shall withhold therefrom such amounts as may be required by federal, state or local law, and the amount payable under the Plan to the person entitled thereto shall be reduced by the amount so withheld.

10.6 The Plan and the rights of all persons under the Plan shall be construed and administered in accordance with the laws of the State of New York to the extent not superseded by federal law.

10.7 In the event of the death of a Participant, any payment due under this Plan shall be made to his or her estate (or designated beneficiary, with respect to amounts payable in the form of the common stock of the Corporation).

Corporate headquarters

270 Park Avenue
New York, New York 10017-2070
Telephone: 212-270-6000
http://www.jpmorganchase.com

Principal subsidiaries

JPMorgan Chase Bank, National Association
Chase Bank USA, National Association
J.P. Morgan Securities Inc.

Annual report on Form 10-K

The Annual Report on Form 10-K of JPMorgan Chase & Co. as filed with the Securities and Exchange Commission will be made available without charge upon request to:

Office of the Secretary
JPMorgan Chase & Co.
277 Park Avenue
New York, New York 10172

Stock listing

New York Stock Exchange, Inc.
London Stock Exchange Limited
Tokyo Stock Exchange

The New York Stock Exchange (NYSE) ticker symbol for the Common Stock of JPMorgan Chase & Co. is JPM.

Certifications by the Chairman and Chief Executive Officer and Chief Financial Officer of JPMorgan Chase & Co. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, have been filed as exhibits to the Firm's 2007 Annual Report on Form 10-K.

The NYSE requires that the Chief Executive Officer of a listed company certify annually that he or she was not aware of any violation by the company of the NYSE's Corporate Governance listing standards. Such certification was made on June 14, 2007.

Financial information about JPMorgan Chase & Co. can be accessed by visiting the Investor Relations site of www.jpmorganchase.com. Additional questions should be addressed to:

Investor Relations
JPMorgan Chase & Co.
277 Park Avenue
New York, New York 10172
Telephone: 212-270-6000

Directors

To contact any of the Board members or committee chairs, the Presiding Director, or the non-management directors as a group, please mail correspondence to:

JPMorgan Chase & Co.
Attention (Board member(s))
Office of the Secretary
277 Park Avenue
New York, New York 10172

The Corporate Governance Principles of the Board, the charters of the principal Board committees, the Code of Conduct and the Code of Ethics for Finance Professionals and other governance information can be accessed by visiting www.jpmorganchase.com and clicking on "Governance." Stockholders may request a copy of such materials by writing to the Office of the Secretary at the above address.

Transfer agent and registrar

Mellon Investor Services LLC
480 Washington Blvd.
Jersey City, New Jersey 07310-1900
Telephone: 1-800-758-4651
https://vault.melloninvestor.com/isd

Investor Services Program

JPMorgan Chase & Co.'s Investor Services Program offers a variety of convenient, low-cost services to make it easier to reinvest dividends and buy and sell shares of JPMorgan Chase & Co. common stock. A brochure and enrollment materials may be obtained by contacting the Program Administrator, Mellon Investor Services LLC, by calling 1-800-758-4651, by writing them at the address indicated above or by visiting their Web site at www.melloninvestor.com.

Direct deposit of dividends

For information about direct deposit of dividends, please contact Mellon Investor Services LLC.

Stockholder inquiries

Contact Mellon Investor Services LLC

By telephone:

Within the United States, Canada and Puerto Rico: 1-800-758-4651 (toll-free)

From all other locations: 1-201-680-6578 (collect)

TDD service for the hearing impaired within the United States, Canada and Puerto Rico: 1-800-231-5469 (toll-free)

All other locations: 1-201-680-6610 (collect)

By mail:

Mellon Investor Services LLC
480 Washington Blvd.
Jersey City, New Jersey 07310-1900

Duplicate mailings

If you receive duplicate mailings because you have more than one account listing and you wish to consolidate your accounts, please write to Mellon Investor Services LLC at the address above.

Independent registered public accounting firm

PricewaterhouseCoopers LLP
300 Madison Avenue
New York, New York 10017

This annual report is printed on paper made from well-managed forests and other controlled sources. The paper is independently certified by SmartWood, a program of the Rainforest Alliance, to the Forest Stewardship Council (FSC) standards. The paper contains 20% post-consumer waste (PCW) recycled fibers.

FSC is an independent nonprofit organization devoted to encouraging responsible management of the world's forests. FSC sets high standards to ensure forestry is practiced in an environmentally responsible, socially beneficial and economically viable way.

FSC
Mixed Sources
Product group from well-managed forests, controlled sources and recycled wood or fiber
Cert no. SW-COC-1576
www.fsc.org
© 1996 Forest Stewardship Council

JPMORGAN CHASE & CO.

www.jpmorganchase.com

END